As filed with the Securities and Exchange Commission on December 18, 2020

Registration No. 333-250036

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PANACEA ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	6770	98-0862255
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

357 Tehama Street, Floor 3

San Francisco, CA 94103

Telephone: (415) 966-0807

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Oleg Nodelman

c/o Panacea Acquisition Corp.

357 Tehama Street, Floor 3

San Francisco, CA 94103

Telephone: (415) 966-0807

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gregg A. Noel Michael Mies Skadden, Arps, Slate, Meagher & Flom LLP 525 University Ave. 14th Floor Palo Alto, CA 94301 (650) 470-4500	Kenneth L. Guernsey John T. McKenna Rama Padmanabhan Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111 (415) 693-2000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and upon completion of the merger.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an ☒ in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price (3)	Amount of registration fee(4)
Panacea Class A common stock, par value $0.0001 per share	102,236,676(1)(3)	N/A	$70,360,348(4)	$7,676(6)
Panacea Class B common stock, par value $0.0001 per share	57,819,014(2)(3)	N/A	$39,791,649(5)	$4,341(6)
Panacea Class A common stock, par value $0.0001 per share	57,819,014(7)(3)	—	—	— (8)
Total	—	—	$110,151,997	$12,017(9)

(1)

Based on the maximum number of shares of Class A common stock, par value $0.0001 per share (“Panacea Class A common stock”), of the registrant, Panacea Acquisition Corp. (“Panacea”), estimated to be issued, or issuable, by Panacea upon the consummation of the merger described herein (the “merger”). This number is based on the product of (i) 520,023,784, which is the sum of (A) 118,869,102, the aggregate number of shares of Class A common stock, par value $0.0001 per share (“Nuvation Bio Class A common stock”), of Nuvation Bio Inc. (“Nuvation Bio”) expected to be issued prior to the merger (including pursuant to a planned recapitalization of Nuvation Bio prior to the consummation of the merger), (B) 53,731,565, the maximum aggregate number of shares of Nuvation Bio Class A common stock that may become issuable under options or other equity-based awards that are to be assumed by Panacea upon consummation of the merger), and (C) 347,423,117, the aggregate number of shares of Series A preferred stock, par value $0.0001 per share, of Nuvation Bio (“Nuvation Bio Series A preferred stock”) expected to be issued prior to the merger (including pursuant to a planned recapitalization of Nuvation Bio prior to the consummation of the merger) and (ii) an exchange ratio of approximately 0.1966 shares of Panacea Class A common stock for each share of Nuvation Bio Class A common stock or Nuvation Bio Series A preferred stock.

(2)

Based on the maximum number of shares of Class B common stock, par value $0.0001 per share (“Panacea Class B common stock”), of Panacea estimated to be issued, or issuable, by Panacea upon consummation of the merger. This number is based on the product of (i) 294,094,678, the aggregate number of shares of Class B common stock, par value $0.0001 per share (“Nuvation Bio Class B common stock”), of Nuvation Bio expected to be issued prior to the merger (including pursuant to a planned recapitalization of Nuvation Bio prior to the consummation of the merger and any shares issuable under options or other equity-based awards that are to be assumed by Panacea upon consummation of the merger) and (ii) an exchange ratio of approximately 0.1966 shares of Panacea Class B common stock for each share of Nuvation Bio Class B common stock.

(3)

Pursuant to Rule 416(a) of the Securities Act of 1933, as amended (“Securities Act”), there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(4)

Pursuant to Rule 457(f)(2) of the Securities Act and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is an amount equal to $70,360,348, calculated as the product of (i) 520,023,784 shares of Nuvation Bio Class A common stock, the sum of (A) the aggregate number of shares of Nuvation Bio Class A common stock expected to be issued prior to the merger (including pursuant to a planned recapitalization of Nuvation Bio prior to the consummation of the merger and shares issuable under options or other equity-based awards that are to be assumed by Panacea upon consummation of the merger), and (B) the aggregate number of shares of Nuvation Bio Series A preferred stock, expected to be issued prior to the merger and (ii) the aggregate book value per share of Nuvation Bio common stock (the “aggregate book value per share”) as of June 30, 2020, the latest practicable date prior to the date of filing this proxy statement/prospectus. For purposes of calculating the registration fee, Nuvation Bio’s aggregate book value is deemed to be the sum of the aggregate book value of Nuvation Bio Series A preferred stock and Nuvation Bio’s total stockholders’ deficit, and the Nuvation Bio Class A common stock, Class B common stock and Series A preferred stock are treated as having the same aggregate book value per share as the Nuvation Bio common stock, as shares of Class B common stock and Series A preferred stock are convertible into shares of Class A common stock and all shares of any class or series will receive equal consideration per share in the merger. Nuvation Bio is a private company, and no public market exists for its equity securities.

(5)

Pursuant to Rule 457(f)(2) of the Securities Act and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is an amount equal to $39,791,649, calculated as the product of (i) 294,094,678 shares of Nuvation Bio Class B common stock, the number of shares of Nuvation Bio Class B common stock expected to be issued prior to the merger (including pursuant to a planned recapitalization of Nuvation Bio prior to the consummation of the merger and shares issuable under options or other equity-based awards that are to be assumed by Panacea upon consummation of the merger) and (ii) the aggregate book value per share.

(6)	Calculated pursuant to Rule 457 of the Securities Act by calculating the product of (i) the proposed maximum aggregate offering price and (ii) .0001091.
(7)	Panacea Class A common stock issuable upon conversion of Panacea Class B common stock.
(8)

Pursuant to Rule 457(i), there is no fee associated with the registration of shares of Panacea Class A common stock issuable upon conversion of shares of any Panacea Class B common stock (a convertible security) being registered under this proxy statement/prospectus because no additional consideration will be received in connection with the conversion of shares of Panacea Class B common stock.

(9)	Paid in connection with the initial filing of this registration statement.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. Panacea may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS

SUBJECT TO COMPLETION, DATED DECEMBER 18, 2020

Dear Stockholder:

On October 20, 2020, Panacea Acquisition Corp. (“Panacea”), and Panacea Merger Subsidiary Corp. (“Merger Sub”), a direct, wholly owned subsidiary of Panacea, entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “merger agreement”) with Nuvation Bio Inc. (“Nuvation Bio”). If the merger agreement and the transactions contemplated thereby, including the issuance of Class A common stock, par value $0.0001 per share, of New Nuvation Bio (“New Nuvation Bio Class A common stock”) and Class B common stock, par value $0.0001 per share, of New Nuvation Bio (“New Nuvation Bio Class B common stock”) to be issued as the merger consideration, are approved by Panacea’s stockholders, and the merger is subsequently completed, Merger Sub will merge with and into Nuvation Bio with Nuvation Bio surviving the merger as a direct, wholly owned subsidiary of Panacea (the “merger”). Immediately prior to the consummation of the merger, Panacea will change its corporate name to “Nuvation Bio Inc.” In this proxy statement/prospectus, when we refer to “Nuvation Bio” we mean Nuvation Bio Inc. prior to the consummation of the merger, and when we refer to “New Nuvation Bio” we mean Panacea Acquisition Corp., under its new corporate name after the consummation of the merger. We refer to the merger and the other transactions described in the merger agreement collectively hereafter as the “Business Combination”.

At the effective time of the merger (the “effective time”), (i) each outstanding share of Nuvation Bio Class A common stock and Nuvation Bio Series A preferred stock will be canceled and converted into the right to receive a number of shares of New Nuvation Bio Class A common stock equal to the exchange ratio and (ii) each outstanding share of Nuvation Bio Class B common stock (all of which are owned by David Hung, M.D., the founder, President and Chief Executive Officer of Nuvation Bio) will be canceled and converted into the right to receive a number of shares of New Nuvation Bio Class B common stock equal to the exchange ratio. In each case, these share amounts will be rounded down to the nearest whole number on a holder-by-holder basis. The “exchange ratio” means the quotient of 150,000,000 divided by Nuvation Bio’s fully diluted shares outstanding (as defined in the merger agreement), as of immediately prior to the effective time. As of the date of this proxy statement/prospectus, the exchange ratio was approximately 0.1966.

At the effective time, each option to purchase Nuvation Bio Class A common stock (each, a “Company Option”) that is outstanding under Nuvation Bio’s 2019 Equity Incentive Plan (the “2019 Plan”) immediately prior to the effective time, whether vested or unvested, will be assumed by New Nuvation Bio and converted into an option (each, a “Converted Option”) to purchase a number of shares of New Nuvation Bio Class A common stock equal to the product (rounded down to the nearest whole number) of (a) the number of shares of Nuvation Bio Class A common stock subject to such Company Option immediately prior to the effective time and (b) the exchange ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (i) the exercise price per share of such Company Option immediately prior to the effective time divided by (ii) the exchange ratio; provided, however, that the exercise price and the number of shares of New Nuvation Bio Class A common stock purchasable pursuant to the Converted Options will be determined in a manner consistent with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”); provided, further, however, that in the case of any Converted Option to which Section 422 of the Code applies, the exercise price and the number of shares of New Nuvation Bio Class A common stock purchasable pursuant to such option will be determined in accordance with the foregoing, subject to such adjustments in a manner consistent with Treasury Regulation Section 1.424-1, such that the Converted Option will not constitute a modification of such Company Option for purposes of Section 409A or Section 424 of the Code. Except as specifically provided above, following the effective time, each Converted Option will continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding former Company Option immediately prior to the effective time.

Immediately prior to the effective time, Panacea will amend and restate its certificate of incorporation to implement a new dual-class structure consisting of New Nuvation Bio Class A common stock and New Nuvation Bio Class B common stock. Pursuant to the merger agreement, New Nuvation Bio Class B common stock will be issued to Dr. Hung as the sole holder of Nuvation Bio Class B common stock. From and after the effective time,

New Nuvation Bio Class A common stock and New Nuvation Bio Class B common stock will vote together as a single class on all matters with one vote per share, except that (i) the holders of New Nuvation Bio Class B common stock will have the right, voting as a separate class, to elect and remove without cause three directors plus at least 50% of any directors in excess of seven, and (ii) the approval of the holders of a majority of New Nuvation Bio Class B common stock, voting as a separate class, will be required for approval by the stockholders of any acquisition or liquidation of New Nuvation Bio. Each share of New Nuvation Bio Class B common stock will automatically convert into one share of New Nuvation Bio Class A common stock upon transfer to a non-authorized holder. In addition, the New Nuvation Bio Class B common stock is subject to a “sunset” provision, under which all outstanding shares of New Nuvation Bio Class B common stock will automatically convert into an equal number of shares of New Nuvation Bio Class A common stock if Dr. Hung’s ownership of shares of New Nuvation Bio Class A common stock and New Nuvation Bio Class B common stock falls below 43,364,000 shares or if Dr. Hung dies, becomes disabled or ceases to be Chief Executive Officer of New Nuvation Bio, unless he is terminated from such position by New Nuvation Bio without cause. For further information about New Nuvation Bio’s capital structure following the Business Combination, see the section titled “Description of New Nuvation Bio Capital Stock.”

Based on the exchange ratio as of the date of this proxy statement/prospectus of approximately 0.1966, the total number of shares of New Nuvation Bio common stock expected to be issued in connection with the Business Combination (excluding shares that will be issuable upon exercise of outstanding stock options and shares to be issued in the PIPE investment immediately prior to the consummation of the merger) is approximately 149,492,000 shares, consisting of approximately 91,673,000 shares of New Nuvation Bio Class A common stock and approximately 57,819,000 shares of New Nuvation Bio Class B common stock, and these shares of New Nuvation Bio Class A common stock and New Nuvation Bio Class B common stock are expected to represent approximately 68.5% of the issued and outstanding shares of New Nuvation Bio Class A common stock and New Nuvation Bio Class B common stock immediately following the closing of the PIPE investment (as defined below) and the merger, assuming no Panacea stockholders exercise their redemption rights, as further described herein. Panacea’s units, Class A common stock and public warrants are publicly traded on the New York Stock Exchange (“NYSE”). Each unit consists of one share of Panacea Class A common stock and one-third of one redeemable warrant. We intend to apply to list the New Nuvation Bio Class A common stock and public warrants on the NYSE under the symbols “NUVB” and “NUVBW”, respectively, upon the closing of the merger.

Panacea will hold a special meeting of stockholders (the “Panacea Special Meeting”) to consider matters and transactions relating to the proposed Business Combination. The merger cannot be consummated unless Panacea’s stockholders consent to the approval of the merger agreement and the transactions contemplated thereby, including the issuance of New Nuvation Bio Class A common stock and New Nuvation Bio Class B common stock to be issued as the merger consideration. Panacea is sending you this proxy statement/prospectus to ask you to vote in favor of these and the other matters described in this proxy statement/prospectus.

Please note that you will not be able to attend the Panacea Special Meeting in person. In light of the ongoing developments relating to the ongoing COVID-19 pandemic and to protect the health of Panacea stockholders, management, employees and the community, the Panacea Special Meeting will be held virtually conducted via live audio webcast. You will be able to attend the Panacea Special Meeting by visiting https://www.cstproxy.com/panaceaacquisitioncorp/2021 and entering your control number as further explained in the accompanying proxy statement/prospectus. Panacea recommends that you log in at least 15 minutes before the Panacea Special Meeting to ensure you are logged in when the meeting starts.

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF PANACEA COMMON STOCK YOU OWN. To ensure your representation at the Panacea Special Meeting, please complete and return the enclosed proxy card or submit your proxy by following the instructions contained in this proxy statement/prospectus and on your proxy card. Please submit your proxy promptly whether or not you expect to attend the Panacea Special Meeting. Submitting a proxy now will NOT prevent you from being able to vote in person at the Panacea Special Meeting. If you hold your shares in “street name”, you should instruct your broker, bank or other nominee how to vote in accordance with the voting instruction form you receive from your broker, bank or other nominee.

After careful consideration, the Panacea board of directors has unanimously approved the merger agreement and the transactions contemplated thereby and recommends that Panacea stockholders vote “FOR” the approval of the merger agreement, “FOR” the approval of the Business Combination Proposal, “FOR” the issuance of New Nuvation Bio Class A common stock and New Nuvation Bio Class B common stock to be issued as the merger consideration and “FOR” the other matters to be considered at the Panacea Special Meeting.

The Nuvation Bio board of directors has unanimously approved the merger agreement and the transactions contemplated thereby.

This proxy statement/prospectus provides you with detailed information about the proposed merger. It also contains or references information about Panacea and Nuvation Bio and certain related matters. You are encouraged to read this proxy statement/prospectus, including the financial statements and annexes and other documents referred to herein, carefully and in its entirety. In particular, you should read the “Risk Factors” section beginning on page 33 herein for a discussion of the risks you should consider in evaluating the proposed merger and how they will affect you.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND THAT PANACEA REDEEM YOUR SHARES FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO PANACEA’S TRANSFER AGENT, CONTINENTAL STOCK TRANSFER & TRUST COMPANY AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT SUCH MEETING. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING DEPOSITORY TRUST COMPANY’S DEPOSIT WITHDRAWAL AT CUSTODIAN (“DWAC”) SYSTEM. IF THE MERGER IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

If you have any questions regarding the accompanying proxy statement/prospectus, you may contact Morrow Sodali LLC, Panacea’s proxy solicitor, at (800) 662-5200 (toll-free for stockholders) or (203) 658-9400 (for banks and brokers) or email PANA.info@investor.morrowsodali.com.

On behalf of the Panacea board of directors, I would like to thank you for your support and look forward to the successful completion of the Business Combination.

Sincerely,

Oleg Nodelman

Chief Executive Officer and Chairman

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Business Combination, the issuance of shares of New Nuvation Bio Class A common stock and New Nuvation Bio Class B common stock in connection with the Business Combination or the other transactions described in this proxy statement/prospectus, or passed upon the adequacy or accuracy of the disclosure in this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated                , 2021 and is first being mailed to stockholders of Panacea on or about                , 2021.

Panacea Acquisition Corp.

357 Tehama St, Floor 3

San Francisco, CA 94103

NOTICE OF THE PANACEA SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON                , 2021

NOTICE IS HEREBY GIVEN that the Panacea Special Meeting will be held on                , 2021 at         a.m. Pacific Time. In light of the ongoing developments related to the ongoing COVID-19 pandemic and to protect the health of Panacea stockholders, management, employees and the community, the Panacea Special Meeting will be held virtually via live audio webcast. You will be able to attend the Panacea Special Meeting by visiting https://www.cstproxy.com/panaceaacquisitioncorp/2021 and entering your control number as further explained below in the accompanying proxy statement/prospectus.

You are cordially invited to attend the Panacea Special Meeting for the following purposes:

1.

The Business Combination Proposal—To consider and vote upon a proposal to approve the merger agreement and the Business Combination. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A (the “Business Combination Proposal”) (Proposal No. 1);

2.

The Charter Proposals—To consider and vote upon a proposal to approve, assuming the Business Combination Proposal is approved and adopted, the proposed amended and restated certificate of incorporation of Panacea (the “proposed charter”) that will be in effect at the time of the closing of the merger, which will replace Panacea’s current certificate of incorporation (the “existing charter”), a copy of which proposed charter is attached to this proxy statement/prospectus as Annex B (the “Charter Proposals”) (Proposal No. 2), in order to:

(a)	change the corporate name from “Panacea Acquisition Corp.” to “Nuvation Bio Inc.”;

(b)	change the corporate purpose to one more appropriate for a public operating company;

(c)	increase the number of authorized shares of Class A common stock from 500,000,000 to 1,000,000,000 and increase the number of authorized shares of Class B common stock from 20,000,000 to 60,000,000;

(d)

provide that the holders of New Nuvation Bio Class B common stock are entitled to elect three directors of New Nuvation Bio or, if applicable, a greater number of directors, and that a majority of the New Nuvation Bio Class B common stock be required to approve any liquidation event, so long as any shares of New Nuvation Bio Class B common stock are outstanding;

(e)	authorize the issuance of up to 10,000,000 shares of “blank check” preferred stock;

(f)	provide that no action shall be taken by stockholders of New Nuvation Bio, except at an annual or special meeting of the stockholders;

(g)	remove limitations on the corporate opportunity doctrine;

(h)

(i) increase the required voting thresholds for approving certain amendments to the proposed charter and any amendments to the New Nuvation Bio bylaws to 66 2⁄3% and (ii) provide that any amendment to the proposed charter that adversely affects the New Nuvation Bio Class B common stock requires majority approval by its holders; and

(i)	eliminate various provisions applicable only to blank check companies;

(3)

The NYSE Proposal — To consider and vote upon a proposal to approve, for purposes of complying with applicable listing rules of the New York Stock Exchange (the “NYSE”), (a) the issuance of approximately 91,673,000 shares of New Nuvation Bio Class A common stock and approximately 57,819,000 shares of New Nuvation Bio Class B common stock (together with the reservation of additional shares of New Nuvation Bio Class A common stock for issuance in respect of certain options issued in exchange for

i

outstanding pre-merger Nuvation Bio options) in accordance with the terms of the merger agreement; (b) the issuance and sale of 47,655,000 shares of New Nuvation Bio Class A common stock in the PIPE investment (as defined below) to certain investors, (c) the issuance and sale of 2,500,000 forward purchase units, consisting of 2,500,000 shares of New Nuvation Bio Class A common stock and warrants to purchase 833,333 shares of New Nuvation Bio Class A common stock to funds affiliated with EcoR1 Capital, LLC, pursuant to that certain forward purchase agreement, dated as of June 30, 2020, and (d) the issuance and sale of such additional shares of New Nuvation Bio Class A common stock as EcoR1 Panacea Holdings, LLC and its affiliates may elect to purchase in order to satisfy the minimum cash closing condition as set forth in the merger agreement (the “NYSE Proposal”) (Proposal No. 3).

4.

The Incentive Plan Proposal—To consider and vote upon a proposal to approve and adopt the 2021 Equity Incentive Plan (the “2021 Plan”), including the authorization of the initial share reserve under the 2021 Plan (the “Incentive Plan Proposal”) (Proposal No. 4);

5.

The ESPP Proposal—To consider and vote upon a proposal to approve and adopt the Employee Stock Purchase Plan (the “2021 ESPP”), including the authorization of the initial share reserve under the 2021 ESPP (the “ESPP Proposal”) (Proposal No. 5); and

6.

The Adjournment Proposal— To consider and vote upon a proposal to adjourn the Panacea Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Panacea Special Meeting, there are not sufficient votes to approve the Business Combination Proposal, the Charter Proposals, the NYSE Proposal, the Incentive Plan Proposal or the ESPP Proposal, or holders of Panacea’s public shares have elected to redeem a number of public shares such that Panacea would have less than $5,000,001 of net tangible assets or the amount in the Trust Account (as defined below), plus the proceeds from the PIPE investment, plus the proceeds from the forward purchase agreement entered into in connection with Panacea’s initial public offering (“Panacea’s IPO”), plus all other cash and cash equivalents of Panacea (after deducting the cash amounts required to satisfy Panacea’s stockholder redemptions and transaction costs) does not equal or exceed $500.0 million; provided that to the extent David Hung, M.D., the founder, President and Chief Executive Officer of Nuvation Bio, has not fulfilled his contractual commitment to fund at least $20.0 million of the PIPE investment, then the cash closing requirement shall be reduced dollar for dollar by the amount of such shortfall (the “Adjournment Proposal”).

The Business Combination Proposal, the Charter Proposals, the NYSE Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal (if necessary) are collectively referred to herein as the “proposals.”

The Panacea board of directors has set                , 2021 as the record date for the Panacea Special Meeting (the “Panacea record date”). Only holders of record of shares of Panacea Class A common stock and Class B common stock, par value $0.0001 per share, of Panacea (“Panacea common stock”) at the close of business on                , 2021 will be entitled to notice of and to vote at the Panacea Special Meeting and any adjournments or postponements thereof. Any stockholder entitled to attend and vote at the Panacea Special Meeting is entitled to appoint a proxy to attend and vote on such stockholder’s behalf. Such proxy need not be a holder of shares of Panacea common stock. For 10 days prior to the Panacea Special Meeting, a complete list of the stockholders entitled to vote at the meeting will be available for examination by any stockholder for any purpose germane to the meeting during ordinary business hours at the address of Panacea’s executive offices located at 357 Tehama Street, Floor 3, San Francisco, CA 94103. If our offices are closed at that time due to COVID-19, including any related government restrictions, please email panacea@ecor1cap.com to make alternate arrangements to examine the stockholder list. The stockholders list will also be available during the special meeting by visiting https://www.cstproxy.com/panaceaacquisitioncorp/2021 and entering your control number.

Pursuant to Panacea’s existing charter, Panacea will provide its public stockholders (as defined below) with the opportunity to redeem their public shares for cash equal to their pro rata share of the aggregate amount on deposit in

ii

the Trust Account (as defined below), which holds the proceeds of Panacea’s IPO as of two business days prior to the consummation of the transactions contemplated by the Business Combination Proposal (including interest earned on the funds held in a trust account (the “Trust Account”) and not previously released to Panacea to fund its working capital requirements and/or pay taxes) upon the closing of the transactions contemplated by the merger agreement. For illustrative purposes, based on funds in the Trust Account of approximately $143,750,000 on June 30, 2020, the estimated per-share redemption price would have been approximately $10.00, excluding additional interest earned on the funds held in the Trust Account and not previously released to Panacea to fund its working capital requirements and/or pay taxes. Public stockholders may elect to redeem their shares even if they vote for the Business Combination Proposal. A public stockholder, together with any of his, her or its affiliates or any other person with whom he, she or it is acting in concert or as a “group” (as defined in Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to more than an aggregate of 15% of the public shares. Sponsor and PA Co-Investment LLC (“Cowen Investments”, and together with the Sponsor, the “Founders”) and Panacea’s officers and directors have agreed to waive their redemption rights in connection with the consummation of the merger with respect to any shares of Panacea common stock they may hold. Currently, the Founders along with our independent directors collectively own approximately 18.1% of Panacea common stock (including shares of Panacea common stock issuable upon exercise of warrants), consisting of 3,593,750 shares of Panacea Class B common stock held by the Founders (the “founder shares”) and 487,500 units, each consisting of one share of Panacea Class A common stock and one-third of one redeemable warrant (the “private placement units”). Excluding warrants, the Founders and independent directors collectively own approximately 22.1% of Panacea common stock. Founder shares and the Panacea Class A common stock included in the private placement units will be excluded from the pro rata calculation used to determine the per-share redemption price. The Founders and Panacea’s directors and officers have agreed to vote any shares of common stock owned by them in favor of the Business Combination Proposal.

Under the merger agreement, the approval of each of the proposals is a condition to the consummation of the merger. Failure to receive approval of any of the proposals provides each of Panacea and Nuvation Bio with a right to terminate the merger agreement. If our stockholders do not approve each of the proposals, the merger may not be consummated. Approval of each of the Business Combination Proposal, NYSE Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal (if necessary) requires the affirmative vote of a majority of the votes cast by holders of Panacea common stock present in person or represented by proxy at the Panacea Special Meeting. Approval of the Charter Proposals requires the affirmative vote of (i) holders of a majority of the outstanding shares of Panacea common stock, voting together as a single class, and (ii) holders of a majority of the outstanding founder shares, voting separately as a single class, in each case present in person or represented by proxy at the Panacea Special Meeting. If you do not vote or do not instruct your bank, broker or other nominee how to vote with respect to the Charter Proposals, it will have the same effect as a vote “AGAINST” each of the Charter Proposals. Because approval of each of the other proposals only requires a majority of the votes cast, assuming a quorum is established at the Panacea Special Meeting, if you do not vote or do not instruct your bank, broker or other nominee how to vote, it will have no effect on each of these other proposals because such action would not count as a vote cast at the Panacea Special Meeting. The Panacea board of directors has already approved the proposals.

Subject to approval by Panacea’s stockholders of the Business Combination Proposal and the Charter Proposals, immediately prior to the effective time, we will implement a new dual-class structure, comprised of New Nuvation Bio Class A common stock and New Nuvation Bio Class B common stock. In the merger, New Nuvation Bio Class B common stock will be issued to Dr. Hung as the sole holder of Nuvation Bio Class B common stock. From and after the effective time, New Nuvation Bio Class A common stock and New Nuvation Bio Class B common stock will vote together as a single class on all matters with one vote per share, except that (i) the holders of New Nuvation Bio Class B common stock will have the right, voting as a separate class, to elect and remove without cause three directors plus at least 50% of any directors in excess of seven, and (ii) the approval of the holders of a majority of the New Nuvation Bio Class B common stock, voting as a separate class, will be required for approval by the stockholders of any acquisition (whether by merger, sale of shares or sale of assets) or liquidation of New Nuvation Bio. Each share of New Nuvation Bio Class B common stock will

iii

automatically convert into one share of New Nuvation Bio Class A common stock upon transfer to a non-authorized holder. In addition, the New Nuvation Bio Class B common stock is subject to a “sunset” provision under which all outstanding shares of New Nuvation Bio Class B common stock will automatically convert into an equal number of shares of New Nuvation Bio Class A common stock if Dr. Hung’s ownership of shares of New Nuvation Bio Class A and New Nuvation Bio Class B common stock falls below an aggregate of 43,364,000 shares or if Dr. Hung dies, becomes disabled or ceases to be Chief Executive Officer of New Nuvation Bio, unless he is terminated from such position by New Nuvation Bio without cause. For further information about New Nuvation Bio’s capital structure following the merger, see the section titled “Description of New Nuvation Bio Capital Stock” beginning on page 265 of this proxy statement/prospectus.

As of June 30, 2020, there was approximately $143.8 million in the Trust Account, which Panacea intends to use for the purposes of consummating a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses or entities (collectively, a “business combination”) within the time period described in this proxy statement/prospectus and to pay approximately $5.0 million in a fee payable pursuant to that certain business combination marketing agreement to the underwriters of Panacea’s IPO. Each redemption of public shares by its public stockholders will decrease the amount in the Trust Account. Panacea will not consummate the merger if the redemption of public shares would result in Panacea’s failure to have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) (or any successor rule).

The merger agreement provides that the obligation of Nuvation Bio to consummate the merger is conditioned on the amount in the Trust Account, plus the proceeds from the private placement of shares of Panacea Class A common stock being issued at the closing of the merger (the “PIPE investment”), plus the proceeds from the forward purchase agreement entered into in connection with Panacea’s initial public offering, plus all other cash and cash equivalents of Panacea equaling or exceeding $500.0 million (after deducting the cash amounts required to satisfy Panacea’s stockholder redemptions and transaction costs); provided that to the extent Dr. Hung has not fulfilled his contractual commitment to fund at least $20.0 million of the PIPE investment amount, then the cash closing requirement shall be reduced dollar for dollar by the amount of such shortfall. This condition to closing in the merger is for the sole benefit of Nuvation Bio and may be waived by it. If, as a result of redemptions of Panacea Class A common stock by Panacea public stockholders, this condition is not met (or waived), then Nuvation Bio may elect not to consummate the merger.

If Panacea stockholders fail to approve the Business Combination Proposal, the merger will not be consummated. The proxy statement/prospectus accompanying this notice explains the merger agreement and the transactions contemplated thereby, as well as the proposals to be considered at the Panacea Special Meeting. Please review the proxy statement/prospectus, including the financial statements and annexes and other documents referred to herein, carefully and in its entirety.

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF PANACEA COMMON STOCK YOU OWN. Whether or not you plan to attend the Panacea Special Meeting, please complete, sign, date and mail the enclosed proxy card in the postage-paid envelope provided at your earliest convenience. You may also submit a proxy by telephone or via the Internet by following the instructions printed on your proxy card. If you hold your shares through a broker, bank or other nominee, you should direct the vote of your shares in accordance with the voting instruction form received from your broker, bank or other nominee.

After careful consideration, the Panacea board of directors has unanimously approved the merger agreement and the transactions contemplated thereby and recommends that you vote “FOR” the Business Combination Proposal, “FOR” the Charter Proposals, “FOR” the NYSE Proposal, “FOR” the Incentive Plan Proposal, “FOR” the ESPP Proposal and “FOR” the Adjournment Proposal (if necessary).

The existence of financial and personal interests of one or more of Panacea’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of

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Panacea and its stockholders and what he or they may believe is best for themselves in determining to recommend that stockholders vote for the proposals. See “The Merger—Interests of Certain Persons in the Business Combination” beginning on page 238 of this proxy statement/prospectus.

Your attention is directed to the proxy statement/prospectus accompanying this notice (including the financial statements and annexes attached thereto) for a more complete description of the proposed Business Combination and related transactions and each of our proposals. We encourage you to read this proxy statement/prospectus carefully. If you have any questions or need assistance with voting, please contact Panacea’s proxy solicitor, Morrow Sodali LLC, at (800) 662-5200 (toll-free for stockholders) or (203) 658-9400 (for banks and brokers) or email PANA.info@investor.morrowsodali.com.

BY ORDER OF THE BOARD OF DIRECTORS

Oleg Nodelman
Chairman of the Board of Directors

            , 2021

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ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the SEC by Panacea (File No. 333-250036) (the “Registration Statement”), constitutes a prospectus of Panacea under Section 5 of the Securities Act of 1933, as amended, with respect to the shares of New Nuvation Bio Class A common stock and New Nuvation Bio Class B common stock to be issued if the Business Combination described below is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended, with respect to the Panacea Special Meeting at which Panacea stockholders will be asked to consider and vote upon a proposal to approve the Business Combination by the approval and adoption of the merger agreement, among other matters.

Panacea files reports, proxy statements/prospectuses and other information with the SEC as required by the Securities Exchange Act of 1934, as amended. You can read Panacea’s SEC filings, including this proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the special meeting, you should contact us by telephone or in writing:

Scott Perlen

Chief Financial Officer

Panacea Acquisition Corp.

357 Tehama St, Floor 3

San Francisco, CA 94103

Tel: (415) 966-0807

Email: panacea@ecor1cap.com

You may also obtain these documents by requesting them in writing or by telephone from our proxy solicitor at:

Morrow Sodali LLC

470 West Avenue

Stamford, Connecticut 06902

Tel: (800) 662-5200 (toll-free) or

(203) 658-9400 (banks and brokers can call collect)

Email: PANA.info@investor.morrowsodali.com

If you are a stockholder of Panacea and would like to request documents, please do so by                , 2021 to receive them before the Panacea Special Meeting. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means.

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GLOSSARY

Unless otherwise stated or unless the context otherwise requires, the terms “we,” “us” and “our” refer to Panacea Acquisition Corp.

Unless otherwise noted or the context otherwise requires, in this document:

•	references to “2019 Plan” are to Nuvation Bio’s 2019 Equity Incentive Plan;

•	references to “Company Option” are to options to purchase Nuvation Bio Class A common stock;

•	references to “Converted Option” are to each Company Option converted to an option to purchase New Nuvation Bio Class A common stock;

•	references to “Cowen” are to Cowen and Company, LLC, one of the underwriters in Panacea’s IPO;

•	references to “Cowen Investments” are to PA Co-Investment LLC, an affiliate of Cowen;

•	references to “DWAC” are to the Depository Trust Company’s Deposit Withdrawal at Custodian System;

•	references to “effective time” are to the time at which the merger becomes effective;

•	references to the Exchange Act are to the Securities Exchange Act of 1934, as amended;

•

references to “forward purchase agreement” are to an agreement pursuant to which the forward purchase investors agreed to subscribe for an aggregate of 2,500,000 forward purchase shares and 833,333 forward purchase warrants, for an aggregate purchase price of $25,000,000, or $10.00 per forward purchase share and one-third of one forward purchase warrant, in a private placement to close substantially concurrently with the closing of Panacea’s initial business combination;

•	references to “forward purchase investors” are to the funds affiliated with the Sponsor that are party to the forward purchase agreement;

•	references to “forward purchase shares” are to the 2,500,000 shares of Panacea Class A common stock to be issued to the forward purchase investors pursuant to the forward purchase agreement;

•	references to “forward purchase securities” are to the forward purchase shares and forward purchase warrants;

•	references to “forward purchase warrants” are to the 833,333 redeemable warrants, to be issued to the forward purchase investors pursuant to the forward purchase agreement;

•	references to “Founders” are to the Sponsor and Cowen Investments (or an affiliate of Cowen Investments that initially purchased certain of the founder shares, as applicable);

•	references to “founder shares” are to 3,593,750 shares of Panacea Class B common stock, prior to the effective time;

•	references to “merger” are to the proposed merger of Nuvation Bio with and into Merger Sub;

•	references to “Merger Sub” are to Panacea Merger Subsidiary Corp.;

•	references to “New Nuvation Bio” are to Nuvation Bio Inc. (f/k/a Panacea Acquisition Corp. prior to the effective time) and its consolidated subsidiaries after the effective time;

•	references to “New Nuvation Bio Class A common stock” are to Class A common stock, par value $0.0001 per share, of New Nuvation Bio;

•	references to “New Nuvation Bio Class B common stock” are to Class B common stock, par value $0.0001 per share, of New Nuvation Bio;

•	references to “New Nuvation Bio common stock” are to, after the effective time, collectively, New Nuvation Bio Class A common stock and New Nuvation Bio Class B; common stock

•	references to “NYSE” are to the New York Stock Exchange;

•	references to “Nuvation Bio” are to Nuvation Bio Inc. and its consolidated subsidiaries prior to the effective time;

•	references to “Nuvation Bio Class A common stock” are to Class A common stock, par value $0.0001 per share, of Nuvation Bio;

•	references to “Nuvation Bio Class B common stock” are to Class B common stock, par value $0.0001 per share, of Nuvation Bio;

•	references to “Nuvation Bio Series A preferred stock” are to Series A preferred stock, par value $0.0001 per share, of Nuvation Bio;

•	references to “Panacea” are to Panacea Acquisition Corp., prior to the effective time;

•	references to “Panacea Class A common stock” are to Class A common stock, par value $0.0001 per share, of Panacea prior to the effective time;

•	references to “Panacea Class B common stock” are to Class B common stock, par value $0.0001 per share, of Panacea prior to the effective time;

•	references to “Panacea common stock” are to, collectively, Panacea Class A common stock and Panacea Class B common stock, prior to the effective time;

•	references to “Panacea Special Meeting” are to a special meeting of the stockholders of Panacea;

•

references to “PIPE investment” are to the commitments obtained by Panacea from certain investors for a private placement of shares of Panacea Class A common stock to close immediately prior to the effective time;

•	references to “private placement shares” are to the shares of Panacea Class A common stock sold as part of the shares sold as part of the private placement units;

•	references to “private placement units” are to the units issued to the Founders in a private placement in connection with Panacea’s IPO;

•	references to “private placement warrants” are to the warrants sold as part of the private placement units;

•

references to “public shares” are to shares of Panacea Class A common stock, other than shares of Panacea Class A common stock issued as part of the PIPE investment, private placement shares and forward purchase shares sold as part of the units in Panacea’s IPO;

•

references to “public stockholders” are to the holders of public shares, including the Founders, officers and directors to the extent that the Founders, officers or directors purchase public shares, provided that each of their status as a “public stockholder” shall only exist with respect to such public shares;

•

references to “public warrants” are to (1) redeemable warrants sold as part of the units in Panacea’s IPO and (2) any warrants included in the private placement units or units issued upon conversion of working capital loans that are sold to third parties that are not the Founders or their respective permitted transferees;

•	references to "Securities Act" are to the Securities Act of 1933, as amended;

•	references to "SEC" are to the Securities and Exchange Commission; and

•	references to “Sponsor” are to EcoR1 Panacea Holdings, LLC, a Delaware limited liability company and an affiliate of EcoR1 Capital, LLC.

Unless specified otherwise, amounts in this proxy statement/prospectus are presented in United States (“U.S.”) dollars.

Defined terms in the financial statements contained in this proxy statement/prospectus have the meanings ascribed to them in the financial statements.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS; MARKET, RANKING AND OTHER INDUSTRY DATA

This proxy statement/prospectus includes forward-looking statements regarding, among other things, the plans, strategies and prospects, both business and financial, of Panacea (to be called New Nuvation Bio after the merger) and Nuvation Bio. These statements are based on the beliefs and assumptions of the management of Panacea and Nuvation Bio. Although Panacea and Nuvation Bio believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither Panacea nor Nuvation Bio can assure you that either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes”, “estimates”, “expects”, “projects”, “forecasts”, “may”, “will”, “should”, “seeks”, “plans”, “scheduled”, “anticipates”, “intends” or similar expressions. Forward-looking statements contained in this proxy statement/prospectus include, but are not limited to, statements about the ability of Panacea and Nuvation Bio prior to the merger, and New Nuvation Bio following the merger. Such statements may relate to:

•	the benefits from the Business Combination;

•	Panacea’s ability to consummate the Business Combination or, if Panacea does not complete the Business Combination, any other initial business combination;

•

any satisfaction or waiver (if applicable) of the conditions to the Business Combination, including, but not limited to: the satisfaction or waiver of certain customary closing conditions, the existence of no material adverse effect at Panacea or Nuvation Bio and receipt of certain stockholder approvals contemplated by this proxy statement/prospectus;

•	the occurrence of any other event, change or other circumstances that could give rise to the termination or delay of the merger agreement;

•	New Nuvation Bio’s plans to develop and commercialize its product candidates;

•	the initiation, timing, progress and results of New Nuvation Bio’s current and future preclinical studies and clinical trials, as well as its research and development programs;

•	New Nuvation Bio’s expectations regarding the impact of the ongoing COVID-19 pandemic on its business, industry and the economy;

•	New Nuvation Bio’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing after the merger;

•	New Nuvation Bio’s ability to successfully acquire or in-license additional product candidates on reasonable terms;

•	New Nuvation Bio’s ability to maintain and establish collaborations or obtain additional funding;

•	New Nuvation Bio’s ability to obtain regulatory approval of its current and future product candidates;

•	New Nuvation Bio’s expectations regarding the potential market size and the rate and degree of market acceptance of such product candidates;

•

New Nuvation Bio’s continued reliance on third parties to conduct clinical trials of its product candidates, and for the manufacture of its product candidates for preclinical studies and clinical trials;

•	New Nuvation Bio’s ability to fund our working capital requirements and expectations regarding the sufficiency of its capital resources;

•	the implementation of New Nuvation Bio’s business model and strategic plans for our business and product candidates following the merger;

•	New Nuvation Bio’s intellectual property position and the duration of its patent rights;

•	developments or disputes concerning New Nuvation Bio’s intellectual property or other proprietary rights;

•	New Nuvation Bio’s expectations regarding government and third-party payor coverage and reimbursement;

•	New Nuvation Bio’s ability to compete in the markets it serves;

•	the impact of government laws and regulations and liabilities thereunder;

•	New Nuvation Bio’s need to hire additional personnel and our ability to attract and retain such personnel;

•	the ability of Panacea and Nuvation Bio to consummate the PIPE investment or raise financing in the future;

•	the use of proceeds not held in the Trust Account or available to Panacea from interest income on the Trust Account balance;

•	the anticipated cash available at the closing of the Business Combination; and

•	the anticipated use of New Nuvation Bio’s cash and cash equivalents.

These forward-looking statements are based on information available as of the date of this proxy statement/prospectus, and current expectations, forecasts and assumptions, and involve a number of risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

In addition, statements that Panacea or Nuvation Bio “believes”, and similar statements, reflect such party’s beliefs and opinions on the relevant subject. These statements are based upon information available to such party as of the date of this proxy statement/prospectus, and while such party believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and these statements should not be read to indicate that either Panacea or Nuvation Bio has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements which speak only as of the date hereof. You should understand that the following important factors, in addition to those discussed under the heading “Risk Factors” and elsewhere in this proxy statement/prospectus, could affect the future results of Panacea and Nuvation Bio prior to the merger, and New Nuvation Bio following the merger, and could cause those results or other outcomes to differ materially from those expressed or implied in the forward-looking statements in this proxy statement/prospectus:

•	the occurrence of any event, change or other circumstances that could give rise to the termination or delay of the Business Combination;

•	the outcome of any legal proceedings that may be instituted against Panacea, Nuvation Bio or others following announcement of the Business Combination and the transactions contemplated therein;

•

the inability to complete the transactions contemplated by the Business Combination due to the failure to obtain approval of the stockholders of Panacea or Nuvation Bio, failure to obtain regulatory approval, or other conditions to closing in the merger agreement;

•	the risk that the proposed transaction disrupts current plans and operations as a result of the announcement and consummation of the Business Combination;

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•

the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, the ability of New Nuvation Bio to grow and manage growth profitably, maintain relationships with customers, compete within its industry and retain its key employees;

•	the costs related to the proposed Business Combination;

•	the possibility that Panacea or Nuvation Bio may be adversely impacted by other economic, business, and/or competitive factors;

•	any future exchange and interest rates;

•	the significant uncertainty created by the COVID-19 pandemic; and

•	other risks and uncertainties indicated in this proxy statement/prospectus, including those under “Risk Factors” herein, and other filings that have been made or will be made with the SEC by Panacea.

QUESTIONS AND ANSWERS FOR STOCKHOLDERS OF PANACEA

The following questions and answers highlight selected information from this proxy statement/prospectus and briefly address certain questions that you may have regarding the merger and the Panacea Special Meeting. We urge you to read carefully the remainder of this proxy statement/prospectus because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the financial statements and annexes attached hereto and other documents referred to herein.

Questions and Answers about the Merger

In light of the ongoing developments related to the global COVID-19 pandemic and to protect the health of Panacea stockholders, management, employees and the community, the Panacea Special Meeting will be a completely virtual meeting of stockholders conducted via live audio webcast.

Q:	How do I attend a virtual meeting?

A:

As a registered stockholder, along with this proxy statement/prospectus, you received a proxy card from Continental Stock Transfer & Trust Company (“Continental”), our transfer agent, which contains instructions on how to attend the virtual Panacea Special Meeting, including the URL address and your control number. You will need your control number for access. If you do not have your control number, contact Continental at 917-262-2373, or email at proxy@continentalstock.com.

You can pre-register to attend the virtual Panacea Special Meeting starting on                , 2021 (five business days prior to the meeting). Enter the following URL address into your browser (https://www.cstproxy.com/panaceaacquisitioncorp/2021), then enter your control number, name and email address. Once you pre-register, you can vote or enter questions in the chat box. At the start of the Panacea Special Meeting, you will need to re-login using the same control number and, if you want to vote during the meeting, you will be prompted to enter your control number again.

Beneficial owners who own their investments through a bank, broker or other nominee will need to contact Continental to receive a control number. If you plan to vote at the Panacea Special Meeting, you will need to have a legal proxy from your broker, bank or other nominee or, if you would like to join and not vote, Continental can issue you a guest control number with proof of ownership. Either way you must contact Continental at the number or email address above for specific instructions on how to receive the control number. Please allow up to 72 hours prior to the meeting for processing your control number.

If you do not have internet capabilities, you can listen only to the Panacea Special Meeting by dialing +1 888-965-8995 (toll-free, within the U.S. and Canada) or +1 415-655-0243 (with toll – outside the U.S. or Canada) and when prompted, enter the pin #40847917. This method supports listening only, so you will not be able to vote or enter questions during the Panacea Special Meeting.

Q:	What is the merger?

A:

Panacea, Merger Sub and Nuvation Bio have entered into the merger agreement, pursuant to which Merger Sub will merge with and into Nuvation Bio with Nuvation Bio surviving the merger as a direct, wholly owned subsidiary of Panacea.

Panacea will hold the Panacea Special Meeting to, among other things, obtain the approvals required for the merger and the other transactions contemplated by the merger agreement, and you are receiving this proxy statement/prospectus in connection with such meeting. In addition, a copy of the merger agreement is attached to this proxy statement/prospectus as Annex A. We urge you to read carefully this proxy statement/prospectus and the merger agreement in their entirety.

Q:	Why am I receiving this document?

A:

Panacea is sending this proxy statement/prospectus to its stockholders to help them decide how to vote their shares of Panacea common stock with respect to the matters to be considered at the Panacea Special Meeting.

The merger cannot be completed unless Panacea’s stockholders approve the Business Combination Proposal, each of the Charter Proposals, the NYSE Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal (if necessary), collectively referred to herein as the “proposals”, set forth in this proxy statement/prospectus for their approval. Information about the Panacea Special Meeting, the merger and the other business to be considered by stockholders at the Panacea Special Meeting is contained in this proxy statement/prospectus.

This document constitutes a proxy statement and a prospectus of Panacea. It is a proxy statement because the board of directors of Panacea is soliciting proxies using this proxy statement/prospectus from its stockholders. It is a prospectus because Panacea, in connection with the merger, is offering shares of New Nuvation Bio Class A common stock and New Nuvation Bio Class B common stock in exchange for the outstanding shares of Nuvation Bio common stock and preferred stock. See “The Merger—Terms of the Merger—Merger Consideration” beginning on page 223 of this proxy statement/prospectus.

Q:	I am a Panacea warrant holder. Why am I receiving this document?

A:

Following the consummation of the merger, the Panacea warrants shall, by their terms, entitle the holders to purchase 4,954,167 shares of New Nuvation Bio common stock at a purchase price of $11.50 per share. This proxy statement/prospectus includes important information about Nuvation Bio and the business of Nuvation Bio following consummation of the Business Combination. Panacea urges you to read the information contained in this proxy statement/prospectus carefully.

Q:	What will Nuvation Bio equityholders receive in the merger?

A:

At the effective time, (i) each outstanding share of Nuvation Bio Class A common stock and Nuvation Bio Series A preferred stock will be canceled and converted into the right to receive a number of shares of New Nuvation Bio Class A common stock equal to the exchange ratio and (ii) each outstanding share of Nuvation Bio Class B common stock (all of which are owned by Dr. Hung) will be canceled and converted into the right to receive a number of shares of New Nuvation Bio Class B common stock equal to the exchange ratio, rounded down to the nearest whole number on a holder-by-holder basis. The “exchange ratio” means the quotient of 150,000,000 divided by Nuvation Bio’s fully diluted shares outstanding (as defined in the merger agreement) as of immediately prior to the effective time. As of the date of this proxy statement/prospectus, the exchange ratio was approximately 0.1966. The shares of New Nuvation Bio Class A common stock and New Nuvation Bio Class B common stock to be issued in the merger are referred to collectively as the “merger consideration.”

At the effective time, each Company Option that is outstanding under the 2019 Plan immediately prior to the effective time, whether vested or unvested, will be assumed by New Nuvation Bio and converted into a Converted Option to purchase a number of shares of New Nuvation Bio Class A common stock equal to the product (rounded down to the nearest whole number) of (a) the number of shares of Nuvation Bio Class A common stock subject to such Company Option immediately prior to the effective time and (b) the exchange ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (i) the exercise price per share of such Company Option immediately prior to the effective time; divided by (ii) the exchange ratio.

Q:	What happens if I sell my shares of Panacea common stock before the Panacea Special Meeting?

A:

The record date for Panacea Special Meeting will be earlier than the date that the Business Combination is expected to be completed. If you transfer your shares of Panacea common stock after the record date, but before the Panacea Special Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the Panacea Special Meeting. However, you will not become a New New Nuvation Bio stockholder following the closing of the merger because only Panacea’s stockholders on the date of the closing will become New Nuvation Bio stockholders.

Q:	May Panacea or Panacea’s directors, officers or advisors, or their affiliates, purchase shares in connection with the Business Combination?

A:

In connection with the stockholder vote to approve the proposed Business Combination, the Founders and Panacea’s board of directors, officers, advisors or their affiliates may privately negotiate transactions to purchase shares prior to the closing from stockholders who would have otherwise elected to have their shares redeemed in conjunction with a proxy solicitation pursuant to the proxy rules for a per share pro rata portion of the Trust Account without the prior written consent of Nuvation Bio. None of the Founders, directors, officers or advisors, or their respective affiliates, will make any such purchases when they are in possession of any material non-public information not disclosed to the seller of such shares. Such a purchase would include a contractual acknowledgement that such stockholder, although still the record holder of such shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Founders, directors, officers or advisors, or their affiliates, purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. Any such privately negotiated purchases may be effected at purchase prices that are in excess of the per share pro rata portion of the Trust Account. The purpose of these purchases would be to increase the amount of cash available to Panacea for use in the Business Combination.

In addition, certain of the Founders and their affiliates have agreed to purchase an aggregate of 2,500,000 shares of Panacea Class A common stock in the PIPE investment and 2,500,000 shares of Panacea Class A common stock pursuant to the forward purchase agreement. These shares to be purchased in the PIPE investment and pursuant to the forward purchase agreement will not be outstanding on the record date and will not be entitled to vote at the Panacea Special Meeting.

Q:	When will the merger be completed?

A:

The parties currently expect that the merger will be completed during the first quarter of 2021. However, Panacea cannot assure you of when or if the merger will be completed, and it is possible that factors outside of the control of both Panacea and Nuvation Bio could result in the merger being completed at a different time or not at all. Panacea must first obtain the approval of Panacea stockholders for each of the proposals set forth in this proxy statement/prospectus for their approval; Nuvation Bio must first obtain the written consent of the Nuvation Bio stockholders for the merger; and Panacea and Nuvation Bio must also first obtain certain necessary regulatory approvals and satisfy other closing conditions. See “The Merger Agreement—Conditions to Closing” beginning on page 252 of this proxy statement/prospectus.

Questions and Answers About Panacea’s Special Stockholder Meeting

Q:	What am I being asked to vote on and why is this approval necessary?

A:	Panacea stockholders are being asked to vote on the following proposals:

1.    the Business Combination Proposal;

2.    the Charter Proposals;

3.    the NYSE Proposal;

4.    the Incentive Plan Proposal;

5.    the ESPP Proposal; and

6.    the Adjournment Proposal (if necessary).

The Business Combination is conditioned upon the approval of each of the proposals. Failure to receive approval of any of the proposals provides each of Panacea and Nuvation Bio with a right to terminate the merger agreement. If our stockholders do not approve each of the proposals, the merger may not be consummated. If the Business Combination Proposal is not approved, each of the other proposals (except the Adjournment Proposal) will not be presented to the stockholders for a vote.

Q:	Why is Panacea proposing the Business Combination?

A:	Panacea was organized to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses or entities.

On July 6, 2020, Panacea completed its initial public offering, generating gross proceeds of $143.8 million. Since Panacea’s IPO, Panacea’s activity has been limited to the evaluation of business combination candidates.

Nuvation Bio was originally incorporated on March 20, 2018, as RePharmation Inc. David Hung, M.D. was appointed as the sole director. On March 9, 2019, the Board approved and adopted a Certificate of Amendment to the Certificate of Incorporation changing the company’s name from RePharmation Inc. to Nuvation Bio Inc. The Nuvation Bio organization consists of Nuvation Bio and two wholly owned subsidiaries: RePharmation Ltd. and Nuvation Bio Holdings, LLC, both of which are dormant, private companies. See “The Merger—Recommendation of the Panacea Board of Directors and Reasons for the Business Combination” beginning on page 232 of this proxy statement/prospectus.

Q:	Did the Panacea board of directors obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the merger?

A:

Panacea’s board of directors did not obtain a third-party valuation or fairness opinion in connection with their determination to approve the merger. Panacea’s officers, directors and advisors have substantial experience in evaluating the operating and financial merits of companies, especially in the healthcare industries, and concluded that their experience and backgrounds, together with the experience and sector expertise of Panacea’s financial advisors, enabled them to make the necessary analyses and determinations regarding the merger. In addition, Panacea’s officers, directors and advisors have substantial experience with mergers and acquisitions. Also, affiliates of the Sponsor are existing stockholders of Nuvation Bio and as such, are familiar with Nuvation Bio and its business prospects. Accordingly, investors will be relying solely on the judgment of Panacea’s board of directors, officers and advisors in valuing Nuvation Bio’s business. Affiliates of the Sponsor collectively own only approximately 3.2% fully diluted of Nuvation Bio, and so the Sponsor is not considered to be an affiliate of Nuvation Bio.

Q:	Do I have redemption rights?

A:

If you are a holder of public shares, you have the right to demand that Panacea redeem such shares for a pro rata portion of the cash held in the Trust Account regardless of whether you vote for or against the Business Combination Proposal or any other proposal described in this proxy statement/prospectus and whether you held Panacea common stock as of the Panacea record date or acquired them after the Panacea record date (such rights, “redemption rights”).

Notwithstanding the foregoing, a holder of public shares, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption with respect to more than 15% of the public shares. Accordingly, all public shares in excess of 15% held by a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed.

Under Panacea’s existing charter, the merger may be consummated only if Panacea has at least $5,000,001 of net tangible assets after giving effect to all holders of public shares that properly demand redemption of their shares for cash. Additionally, Nuvation Bio will not be required to consummate the merger if the amount in the Trust Account, plus the proceeds from the PIPE investment, plus the proceeds from the forward purchase agreement entered into in connection with Panacea’s IPO, plus all other cash and cash equivalents of Panacea (after deducting the cash amounts required to satisfy Panacea’s stockholder redemptions and transaction costs) does not equal or exceed $500.0 million; provided that to the extent Dr. Hung has not fulfilled his contractual commitment to fund at least $20.0 million of the PIPE investment, then the cash closing requirement shall be reduced dollar for dollar by the amount of such shortfall.

Q:	Will how I vote affect my ability to exercise redemption rights?

A:

No. You may exercise your redemption rights whether or not you vote, and if you vote, irrespective of whether you vote your shares of common stock for or against, or whether you abstain from voting on any of the proposals described in this proxy statement/prospectus. As a result, the merger agreement can be approved by stockholders who will redeem their shares and no longer remain stockholders, leaving stockholders who choose not to redeem their shares holding shares in a company with a potentially less-liquid trading market, fewer stockholders, potentially less cash and the potential inability to meet the NYSE rules.

Q:	How do I exercise my redemption rights?

A:

If you are a holder of public shares and wish to exercise your redemption rights, you must demand that Panacea redeem your shares for cash no later than the second business day preceding the vote on the Business Combination Proposal by delivering your stock to Panacea’s transfer agent physically or electronically using the DWAC System prior to the vote at the Panacea Special Meeting. Any holder of public shares will be entitled to demand that such holder’s shares be redeemed for a full pro rata portion of the amount then in the Trust Account (which, for illustrative purposes, was $                , or $                per share, as of             , 2021, the Panacea record date). Such amount, including interest earned on the funds held in the Trust Account and not previously released to Panacea to pay its taxes, will be paid promptly upon consummation of the merger. However, under Delaware law, the proceeds held in the Trust Account could be subject to claims which could take priority over those of Panacea’s public stockholders exercising redemption rights, regardless of whether such holders vote for or against the Business Combination Proposal or any other proposal described in this proxy statement/prospectus and whether they held Panacea common stock as of the Panacea record date or acquired them after the Panacea record date. Therefore, the per-share distribution from the Trust Account in such a situation may be less than originally anticipated due to such claims. Regardless of whether you vote for or against the Business Combination Proposal or any other proposal described in this proxy statement/prospectus and whether you held Panacea common stock as of the Panacea record date or acquired them after the Panacea record date will have no impact on the amount you will receive upon exercise of your redemption rights.

Any request for redemption, once made by a public stockholder, may be withdrawn at any time up to the time the vote is taken with respect to the Business Combination Proposal at the Panacea Special Meeting. If you deliver your shares for redemption to Panacea’s transfer agent and later decide prior to the Panacea Special Meeting not to elect redemption, you may request that Panacea’s transfer agent return the shares (physically or electronically).

Any corrected or changed written demand of redemption rights must be received by Panacea’s transfer agent prior to the vote taken on the Business Combination Proposal at the Panacea Special Meeting. No demand for redemption will be honored unless the holder’s stock has been delivered (either physically or electronically) to the transfer agent at least two business days prior to the vote at the Panacea Special Meeting.

If a demand is properly made as described above, then, if the merger is consummated, Panacea will redeem those shares for a pro rata portion of funds deposited in the Trust Account. If you exercise your redemption rights, then you will be exchanging your public shares for cash.

Q:	If I am a warrant holder, can I exercise redemption rights with respect to my warrants?

A:	No. The holders of warrants have no redemption rights with respect to warrants.

Q:	If I am a unit holder, can I exercise redemption rights with respect to my units?

A:

No. Holders of outstanding units (each of which consists of one share of Panacea Class A common stock and one-third of one redeemable warrant) must separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares.

If you hold units registered in your own name, you must deliver the certificate for such units to Continental Stock Transfer & Trust Company, our transfer agent, with written instructions to separate such units into public shares and public warrants. This must be completed far enough in advance to permit the mailing of the public share certificates back to you so that you may then exercise your redemption rights upon the separation of the public shares from the units. See the question “How do I exercise my redemption rights?” above. The address of Continental Stock Transfer & Trust Company is listed under the question “Who Can Answer Your Questions About Voting” below.

If a broker, dealer, commercial bank, trust company or other nominee holds your units, you must instruct such nominee to separate your units. Your nominee must send written instructions by facsimile to Continental Stock Transfer & Trust Company, our transfer agent. Such written instructions must include the number of units to be split and the nominee holding such units. Your nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant units and a deposit of an equal number of public shares and public warrants. This must be completed far enough in advance to permit your nominee to exercise your redemption rights upon the separation of the public shares from the units. While this is typically done electronically the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your public shares to be separated in a timely manner, you will likely not be able to exercise your redemption rights.

Q:	Do I have appraisal rights if I object to the proposed merger?

A:	No. There are no appraisal rights available to holders of shares of Panacea common stock in connection with the merger.

Q:	What happens to the funds deposited in the trust account after consummation of the merger?

A:

The net proceeds of Panacea’s IPO, together with funds raised from the private sale of warrants simultaneously with the consummation of Panacea’s IPO, was placed in the Trust Account immediately following Panacea’s IPO. After consummation of the merger, the funds in the Trust Account will be used to pay holders of the public shares who exercise redemption rights, to pay fees and expenses incurred in connection with the merger (including aggregate fees of approximately $5.0 million as a fee payable pursuant to that certain business combination marketing agreement related to Panacea’s IPO) and for New Nuvation Bio’s working capital and general corporate purposes.

Q:	What happens if a substantial number of public stockholders vote in favor of the Business Combination Proposal and exercise their redemption rights?

A:

Panacea’s public stockholders may vote in favor of the merger and still exercise their redemption rights. Accordingly, the merger may be consummated even though the funds available from the Trust Account and the number of public stockholders are substantially reduced as a result of redemptions by public stockholders. However, Nuvation Bio will not be required to consummate the merger if the amount in the Trust Account, plus the proceeds from the PIPE investment, plus the proceeds from the forward purchase agreement entered into in connection with Panacea’s IPO, plus all other cash and cash equivalents of Panacea (after deducting the cash amounts required to satisfy Panacea’s stockholder redemptions and transaction costs) does not equal or exceed $500.0 million; provided that to the extent Dr. Hung has not fulfilled his contractual commitment to fund at least $20.0 million of the PIPE investment, then the cash closing requirement shall be reduced dollar for dollar by the amount of such shortfall. With fewer public shares and public stockholders, the trading market for New Nuvation Bio Class A common stock after the merger may be less liquid than the market for Panacea Class A common stock prior to the Business Combination and New Nuvation Bio may not be able to meet the listing standards of a national securities exchange. In addition, with less money available from the Trust Account, the capital infusion from the Trust Account into New Nuvation Bio’s business will be reduced, and New Nuvation Bio may not be able to fund its operations as currently contemplated.

Q:	What happens if the merger is not consummated?

A:

If Panacea does not complete the merger with Nuvation Bio for any reason, Panacea would search for another target business with which to complete a business combination. If Panacea does not complete the merger with Nuvation Bio or another target business by July 6, 2022, Panacea must redeem 100% of the outstanding public shares, at a per-share price, payable in cash, equal to the amount then held in the Trust Account divided by the number of outstanding public shares. The Founders have no redemption rights in the event a business combination is not effected in the required time period and, accordingly, their founder shares and private placement shares will be worthless. Additionally, in the event of such liquidation, there will be no distribution with respect to Panacea’s outstanding warrants. Accordingly, such warrants will expire worthless.

Q:	How do the Founders and other insiders intend to vote on the proposals?

A:

The Founders, along with other Panacea insiders, including independent directors, own of record and are entitled to vote an aggregate of approximately 22.1% of the outstanding shares of Panacea common stock (excluding warrants). The Founders, along with the Panacea independent directors, have agreed to vote any founder shares, private placement shares and any public shares held by them as of the Panacea record date, in favor of the proposals. See “The Merger Agreement—Related Agreements—Sponsor Support Agreement,” “The Merger Agreement—Related Agreements—Stockholder Support Agreements” and “The Merger Agreement—Related Agreements—Panacea Letter Agreement” beginning on pages 257 and 259 of this proxy statement/prospectus, respectively.

Q:	What constitutes a quorum at the Panacea Special Meeting?

A:

A majority of the voting power of the issued and outstanding Panacea common stock entitled to vote at the Panacea Special Meeting must be present, in person or represented by proxy, at the Panacea Special Meeting to constitute a quorum and in order to conduct business at the Panacea Special Meeting. Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum. The holders of the founder shares and private placement shares, who own approximately    % of the issued and outstanding shares of Panacea common stock as of the record date, will count towards this quorum. In the absence of a quorum, the chairman of the Panacea Special Meeting has power to adjourn the Panacea Special Meeting. As of the Panacea record date, 9,228,126 shares of Panacea common stock would be required to achieve a quorum.

Q:	Do I need to attend the Panacea Special Meeting to vote my shares?

A:

No. You are invited to virtually attend the special meeting to vote on the proposals described in this proxy statement/prospectus. However, you do not need to attend the special meeting of stockholders to vote your shares. Instead, you may submit your proxy by signing, dating and returning the applicable enclosed proxy card(s) in the pre-addressed postage-paid envelope. Your vote is important. Panacea encourages you to vote as soon as possible after carefully reading this proxy statement/prospectus. See also “Questions and Answers for Stockholders of Panacea—Q: How do I vote?” below.

Q:	What vote is required to approve each proposal at the Panacea Special Meeting?

A:

The Business Combination Proposal: The affirmative vote of a majority of the votes cast by holders of Panacea common stock present in person or represented by proxy at the Panacea Special Meeting, assuming a quorum is present, is required to approve the Business Combination Proposal. Panacea stockholders must approve the Business Combination Proposal in order for the merger to occur. If Panacea stockholders fail to approve the Business Combination Proposal, the merger will not occur. As further discussed in the sections titled “The Merger Agreement—Related Agreements—Panacea Letter Agreement” and “The Merger Agreement—Related Agreements—Sponsor Support Agreement” beginning on pages 259 and 257 of this proxy statement/prospectus, respectively, the Founders and Panacea’s officers and directors have entered into an agreement with Panacea (the “Panacea Letter Agreement”) pursuant to which the Founders and Panacea’s insiders have agreed to vote shares representing approximately 22.1% of the aggregate voting power of the Panacea common stock (excluding warrants) in favor of the Business Combination Proposal.

The Charter Proposals: The affirmative vote of (i) holders of a majority of the outstanding shares of Panacea common stock, voting together as a single class, and (ii) holders of a majority of the outstanding founder shares, voting separately as a single class, in each case present in person or represented by proxy at the Panacea Special Meeting, is required to approve each of the Charter Proposals. Notwithstanding the approval of the Charter Proposals, if the merger is not consummated for any reason, the actions contemplated by the Charter Proposals will not be effected. As further discussed in the sections titled “The Merger Agreement—Related Agreements—Panacea Letter Agreement” and “The Merger Agreement—Related Agreements—Sponsor Support Agreement” beginning on pages 259 and 257 of this proxy statement/prospectus, respectively, the holders of more than a majority of the founder shares have already agreed to vote in favor of the proposals, including each of the Charter Proposals.

The NYSE Proposal: The affirmative vote of a majority of the votes cast by holders of Panacea common stock present in person or represented by proxy at the Panacea Special Meeting, assuming a quorum is present, is required to approve the NYSE Proposal. Notwithstanding the approval of the NYSE Proposal, if the merger is not consummated for any reason, the actions contemplated by the NYSE Proposal will not be effected.

The Incentive Plan Proposal: The affirmative vote of a majority of the votes cast by holders of Panacea common stock present in person or represented by proxy at the Panacea Special Meeting, assuming a quorum is present, is required to approve the Incentive Plan Proposal. Notwithstanding the approval of the Incentive Plan Proposal, if the merger is not consummated for any reason, the actions contemplated by the Incentive Plan Proposal will not be effected.

The ESPP Proposal: The affirmative vote of a majority of the votes cast by holders of Panacea common stock present in person or represented by proxy at the Panacea Special Meeting, assuming a quorum is present, is required to approve the ESPP Proposal. Notwithstanding the approval of the ESPP Proposal, if the merger is not consummated for any reason, the actions contemplated by the ESPP Proposal will not be effected.

The Adjournment Proposal: The affirmative vote of a majority of the votes cast by holders of Panacea common stock present in person or represented by proxy at the Panacea Special Meeting, assuming a quorum is present, is required to approve the Adjournment Proposal.

Q:	Do any of Panacea’s directors, officers or affiliates have interests in the merger that may differ from or be in addition to the interests of the Panacea stockholders?

A:

Panacea’s executive officers, certain non-employee directors and certain affiliates of the Sponsor, may have interests in the merger that may be different from, or in addition to, the interests of Panacea stockholders generally. The Panacea board of directors was aware of and considered these interests to the extent such interests existed at the time, among other matters, in approving the merger agreement and in recommending that the merger agreement and the transactions contemplated thereby be approved by the stockholders of Panacea. See “The Merger—Interests of Certain Persons in the Business Combination” beginning on page 238 of this proxy statement/prospectus.

Q:	What do I need to do now?

A:

After carefully reading and considering the information contained in this proxy statement/prospectus, please submit your proxies as soon as possible so that your shares will be represented at the Panacea Special Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by your broker, bank or other nominee if your shares are held in the name of your broker, bank or other nominee. Your attention is directed to the proxy statement/prospectus accompanying this Q&A (including the financial statements and annexes attached thereto) for a more complete description of the proposals. We encourage you to read this proxy statement/prospectus carefully. If you have any questions or need assistance with voting, please contact Panacea’s proxy solicitor, Morrow Sodali LLC, at (800) 662-5200 (toll-free for stockholders) or (203) 658-9400 (for banks and brokers) or email PANA.info@investor.morrowsodali.com.

Q:	How do I vote?

A:	If you are a stockholder of record of Panacea as of , 2021 the Panacea record date, you may submit your proxy before the Panacea Special Meeting in any of the following ways:

•	use the toll-free number shown on your proxy card;

•	visit the website shown on your proxy card to vote via the Internet; or

•	complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

If you are a stockholder of record of Panacea as of the Panacea record date, you may also cast your vote in person at the Panacea Special Meeting.

If your shares are held in “street name” through a broker, bank or other nominee, your broker, bank or other nominee will send you separate instructions describing the procedure for voting your shares. “Street name” stockholders who wish to vote at the Panacea Special Meeting will need to obtain a proxy form from their broker, bank or other nominee.

Q:	When and where is the Panacea Special Meeting?

A:

The Panacea Special Meeting will be held on                 , 2021 at                a.m. Pacific Time. In light of the ongoing developments related to the COVID-19 pandemic and to protect the health of Panacea stockholders, management, employees and the community, the Panacea Special Meeting will be a completely virtual meeting of stockholders conducted via live audio webcast. You will be able to attend the Panacea Special Meeting by visiting https://www.cstproxy.com/panaceaacquisitioncorp/2021 and entering your control number as further explained in the accompanying proxy statement/prospectus. All Panacea stockholders as of the Panacea record date, or their duly appointed proxies, may attend the Panacea Special Meeting via the live audio webcast. We encourage you to access the Panacea Special Meeting webcast prior to the start time. Online check-in will begin, and stockholders may begin submitting written questions, on                 , 2021 at                  a.m. Pacific Time, and you should allow ample time for the check-in procedures. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual shareholder meeting log in page.

Q:	If my shares are held in “street name” by a broker, bank or other nominee, will my broker, bank or other nominee vote my shares for me?

A:

If your shares are held in “street name” in a stock brokerage account or by a broker, bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in “street name” by returning a proxy card directly to Panacea or by voting via the internet at the Panacea Special Meeting unless you provide a “legal proxy”, which you must obtain from your broker, bank or other nominee. In addition to such legal proxy, if you plan to attend the Panacea Special Meeting, but are not a stockholder of record because you hold your shares in “street name”, you will need a control number issued by Continental to join the meeting. If you plan to vote during the meeting you will need to provide Continental a copy of a legal proxy from your broker. If you plan on joining the meeting and not voting please supply Continental with evidence of your beneficial ownership of your shares (e.g., a copy of a recent brokerage statement showing the shares). Please send this information to proxy@continentalstock.com at least 72 hours prior to the meeting. Continental will then issue you a control number that will allow you into the meeting. Under the rules of the NYSE, brokers who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not permitted to exercise their voting discretion with respect to the approval of matters that the NYSE determines to be “non-routine” without specific instructions from the beneficial owner. It is expected that all proposals to be voted on at the Panacea Special Meeting are “non-routine” matters. Broker non-votes occur when a broker or nominee is not instructed by the beneficial owner of shares to vote on a particular proposal for which the broker does not have discretionary voting power.

If you are a Panacea stockholder holding your shares in “street name” and you do not instruct your broker, bank or other nominee on how to vote your shares, your broker, bank or other nominee will not vote your shares on any of the proposals. Such broker non-votes will be the equivalent of a vote “AGAINST” each of the Charter Proposals, but will have no effect on the vote count for such other proposals.

Q:	What if I attend the Panacea Special Meeting and abstain or do not vote?

A:	For purposes of the Panacea Special Meeting, an abstention occurs when a stockholder attends the meeting in person and does not vote or returns a proxy with an “abstain” vote.

Approval of each of the Business Combination Proposal, NYSE Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal (if necessary) requires the affirmative vote of a majority of the votes cast by the holders of Panacea common stock present in person or represented by proxy at the Panacea Special Meeting and entitled to vote thereon, assuming a quorum is present. Approval of each of the Charter Proposals requires the affirmative vote of (i) holders of a majority of the outstanding shares of Panacea common stock, voting together as a single class, and (ii) holders of a majority of the outstanding founder shares, voting separately as a single class, in each case present in person or represented by proxy at the Panacea Special Meeting. Accordingly, if you do not vote or do not instruct your bank, broker or other nominee how to vote, it will have the same effect as a vote “AGAINST” each of the Charter Proposals. Because approval of each of the other proposals only require a majority of the votes cast, assuming a quorum is established at the Panacea Special Meeting, if you do not vote or do not instruct your bank, broker or other nominee how to vote, it will have no effect on these other proposals because such action would not count as a vote cast at the Panacea Special Meeting.

Q:	What will happen if I return my proxy card without indicating how to vote?

A:	If you sign and return your proxy card without indicating how to vote on any particular proposal, the Panacea stock represented by your proxy will be voted in favor of each of the proposals.

Q:	May I change my vote after I have delivered my proxy or voting instruction card?

A:	Yes. You may change your vote at any time before your proxy is voted at the Panacea Special Meeting. You may do this in one of three ways:

•	filing a notice with the corporate secretary of Panacea;

•	mailing a new, subsequently dated proxy card; or

•	attending the Panacea Special Meeting and electing to vote your shares virtually at the meeting.

If you are a stockholder of record of Panacea and you choose to send a written notice or to mail a new proxy, you must submit your notice of revocation or your new proxy to Panacea Acquisition Corp., 357 Tehama Street, Floor 3, San Francisco, CA 94103, and it must be received at any time before the vote is taken at the Panacea Special Meeting. Any proxy that you submitted may also be revoked by submitting a new proxy by mail, or online or by telephone, no later than 11:59 p.m. Pacific Time on                , 2021 or by voting in person at the Panacea Special Meeting. Simply attending the Panacea Special Meeting will not revoke your proxy. If you have instructed a broker, bank or other nominee to vote your shares of Panacea common stock, you must follow the directions you receive from your broker, bank or other nominee in order to change or revoke your vote.

Q:	What happens if I fail to take any action with respect to the Panacea Special Meeting?

A:

If you fail to take any action with respect to the Panacea Special Meeting and the merger is approved by stockholders and consummated, you will continue to be a stockholder of Panacea. Regardless of whether you vote for or against the Business Combination Proposal or any other proposal described in this proxy statement/prospectus and whether you held Panacea common stock as of the Panacea record date or acquired them after the Panacea record date, you may elect to exchange your public shares for a pro rata share of the funds held in the Trust Account. If you fail to take any action with respect to the Panacea Special Meeting and the merger is not approved, you will continue to be a stockholder of Panacea while Panacea searches for another target business with which to complete a business combination.

Q:	What should I do if I receive more than one set of voting materials?

A:

Stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered under more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your shares.

Q:	Whom should I contact if I have any questions about the proxy materials or voting?

A:

If you have any questions about the proxy materials, need assistance submitting your proxy or voting your shares or need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact Morrow Sodali LLC, the proxy solicitation agent for Panacea, toll-free at (800) 662-5200 or via email at PANA.info@investor.morrowsodali.com.

Q:	Who will solicit and pay the cost of the soliciting proxies?

A:

Panacea will pay the cost of soliciting proxies for the special meeting of stockholders. Panacea has engaged Morrow Sodali to assist in the solicitation of proxies for the special meeting. Panacea has agreed to pay Morrow Sodali a fee of $25,000, plus disbursements. Panacea will reimburse Morrow Sodali for reasonable out-of-pocket expenses and will indemnify Morrow Sodali and its affiliates against certain claims, liabilities, losses, damages and expenses. Panacea also will reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of Panacea common stock for their expenses in forwarding soliciting materials to beneficial owners of Panacea common stock and in obtaining voting instructions from such beneficial owners. Panacea’s directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:	What are the U.S. Federal income tax consequences of exercising my redemption rights?

A:

The U.S. federal income tax consequences of the redemption depend on each stockholder’s particular facts and circumstances. See “Proposal No. 1—The Business Combination Proposal—United States Federal Income Tax Considerations for Stockholders Exercising Redemption Rights” beginning on page 102 of this proxy statement/prospectus. We urge you to consult your tax advisors regarding the tax consequences of exercising your redemption rights.

SUMMARY OF PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that may be important to you. We urge you to read carefully the entire proxy statement/prospectus, including its annexes and other documents referred to herein, before you decide how to vote. Each item in this summary includes a page reference directing you to a more complete description of that item.

Information About the Parties to the Merger

Panacea

Panacea is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Panacea Class A common stock, units and warrants are currently listed on the NYSE under the symbols “PANA”, “PANA.U” and “PANA WS”, respectively. The mailing address of Panacea’s principal executive office is 357 Tehama Street, Floor 3, San Francisco, CA 94103 and the telephone number of Panacea’s principal executive office is (415) 966-0807. See section titled “Information About Panacea” beginning on page 131 of this proxy statement/prospectus for more information.

Merger Sub

Merger Sub is a Delaware corporation and directly wholly owned subsidiary of Panacea, which was formed on October 16, 2020 for the purpose of effecting a merger with Nuvation Bio. Merger Sub does not own any material assets or operate any business.

Nuvation Bio

Nuvation Bio is a clinical-stage biopharmaceutical company tackling some of the greatest unmet needs in oncology by developing differentiated and novel therapeutic candidates. Nuvation Bio leverages its team’s extensive expertise in medicinal chemistry and drug development to pursue targets validated by strong clinical or preclinical data in oncology and discover novel small molecules that improve the activity and overcome the liabilities of currently marketed drugs or best-in-development therapeutic candidates. In addition to its focus on development of small molecules for validated targets, Nuvation Bio is also developing novel therapeutic candidates based on its Drug-Drug Conjugate (“DDC”) platform. Utilizing this platform, Nuvation Bio is able to conjugate tissue-selective targeted small molecules with anti-tumor agents to create unique therapeutic candidates. Nuvation Bio began treating high-grade glioma patients in a Phase 1/2 clinical trial of its lead product candidate in December 2020 and expects to report top-line data from the Phase 1 portion of this trial in 2022. Nuvation Bio plans to initiate multiple other Phase 1 trials through 2022 and to submit up to an additional five IND applications over the next six years across its pipeline of therapeutic product candidates. See section titled “Information About Nuvation Bio” beginning on page 151 of this proxy statement/prospectus for more information.

The Merger and the Merger Agreement (pages 223 and 243)

The terms and conditions of the merger are contained in the merger agreement, which is attached as Annex A to this proxy statement/prospectus. We encourage you to read the merger agreement carefully, as it is the legal document that governs the merger.

If the merger agreement is approved and adopted and the merger is subsequently completed, Merger Sub will merge with and into Nuvation Bio, with Nuvation Bio surviving the merger as a direct, wholly owned subsidiary of Panacea.

Merger Consideration (page 223)

At the effective time, (i) each outstanding share of Nuvation Bio Class A common stock and Nuvation Bio Series A preferred stock will be canceled and converted into the right to receive a number of shares of New Nuvation Bio Class A common stock equal to the exchange ratio and (ii) each outstanding share of Nuvation Bio Class B common stock (all of which are owned by Dr. Hung) will be canceled and converted into the right to receive a number of shares of New Nuvation Bio Class B common stock equal to the exchange ratio, rounded down to the nearest whole number on a holder-by-holder basis. As of the date of this proxy statement/prospectus, the exchange ratio was approximately 0.1966.

At the effective time, each Company Option that is outstanding under the 2019 Plan immediately prior to the effective time, whether vested or unvested, will be assumed by Panacea and converted into a Converted Option to purchase a number of shares of New Nuvation Bio Class A common stock equal to the product (rounded down to the nearest whole number) of (a) the number of shares of Nuvation Bio Class A common stock subject to such Company Option immediately prior to the effective time and (b) the exchange ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (i) the exercise price per share of such Company Option immediately prior to the effective time; divided by (ii) the exchange ratio; provided, however, that the exercise price and the number of shares of New Nuvation Bio Class A common stock purchasable pursuant to the Converted Options will be determined in a manner consistent with the requirements of Section 409A of the Code; provided, further, however, that in the case of any Converted Option to which Section 422 of the Code applies, the exercise price and the number of shares of New Nuvation Bio Class A common stock purchasable pursuant to such option will be determined in accordance with the foregoing, subject to such adjustments in a manner consistent with Treasury Regulation Section 1.424-1, such that the Converted Option will not constitute a modification of such Company Option for purposes of Section 409A or Section 424 of the Code. Except as specifically provided above, following the effective time each Converted Option will continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding former Company Option immediately prior to the effective time.

Recommendation of the Panacea Board of Directors

The Panacea board of directors has unanimously determined that the merger, on the terms and conditions set forth in the merger agreement, is advisable and in the best interests of Panacea and its stockholders and has directed that the proposals set forth in this proxy statement/prospectus be submitted to its stockholders for approval at the Panacea Special Meeting on the date and at the time and place set forth in this proxy statement/prospectus. The Panacea board of directors unanimously recommends that Panacea’s stockholders vote “FOR” the Business Combination Proposal, “FOR” each of the Charter Proposals, “FOR” the NYSE Proposal, “FOR” the Incentive Plan Proposal, “FOR” the ESPP Proposal and “FOR” the Adjournment Proposal (if necessary). See “The Merger—Recommendation of the Panacea Board of Directors and Reasons for the Business Combination” beginning on page 232 of this proxy statement/prospectus.

Panacea Special Meeting of Stockholders

The Panacea Special Meeting will be held on     , 2021, at                 a.m. Pacific Time. In light of the ongoing developments related to the COVID-19 pandemic and to protect the health of Panacea stockholders, management, employees and the community, the Panacea Special Meeting will be held virtually via live audio webcast. You will be able to attend the Panacea Special Meeting by visiting https://www.cstproxy.com/panaceaacquisitioncorp/2021 and entering your control number as further explained in the accompanying proxy statement/prospectus. At the Panacea Special Meeting, Panacea stockholders will be asked to approve all of the proposals (including the Adjournment Proposal, if necessary).

The Panacea board of directors has fixed the close of business on                 , 2021 as the Panacea record date for determining the holders of Panacea common stock entitled to receive notice of and to vote at the Panacea

Special Meeting. As of the Panacea record date, there were 14,862,500 shares of Panacea Class A common stock and 3,593,750 founder shares outstanding and entitled to vote at the Panacea Special Meeting held by                 holders of record. Each share of Panacea common stock entitles the holder to one vote at the Panacea Special Meeting on each proposal to be considered at the Panacea Special Meeting. As of the Panacea record date, the Founders and Panacea’s directors and executive officers and their affiliates owned and were entitled to vote                  shares of Panacea common stock, representing approximately     % of the shares of Panacea common stock outstanding on that date. Panacea currently expects that the Founders and Panacea’s directors and officers will vote their shares in favor of each of the proposals set forth in this proxy statement/prospectus, and, pursuant to the Sponsor Support Agreement (as defined below), such persons have agreed to do so. As of the Panacea record date, Nuvation Bio did not beneficially hold any shares of Panacea common stock.

A majority of the voting power of the issued and outstanding Panacea common stock entitled to vote at the Panacea Special Meeting must be present, in person or represented by proxy, at the Panacea Special Meeting to constitute a quorum and in order to conduct business at the Panacea Special Meeting.

Approval of each of the Charter Proposals requires the affirmative vote of (i) holders of a majority of the outstanding shares of Panacea common stock, voting together as a single class, and (ii) holders of a majority of the outstanding founder shares, voting separately as a single class, in each case present in person or represented by proxy at the Panacea Special Meeting. Approval of each of the Business Combination Proposal, NYSE Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal (if necessary) requires the affirmative vote of a majority of the votes cast by the holders of Panacea common stock present in person or represented by proxy at the Panacea Special Meeting and entitled to vote thereon. The Business Combination Proposal, the Charter Proposals, the NYSE Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal (if necessary) are collectively referred to herein as the “proposals.”

The merger is conditioned upon the approval of each of the proposals. Failure to receive approval of any of the proposals provides each of Panacea and Nuvation Bio with a right to terminate the merger agreement. If our stockholders do not approve each of the proposals, the merger may not be consummated. If the Business Combination Proposal is not approved, each of the other proposals (except the Adjournment Proposal) will not be presented to the stockholders for a vote.

Interests of Certain Persons in the Business Combination

Certain of Panacea’s executive officers and directors may have interests in the merger that may be different from, or in addition to, the interests of Panacea’s stockholders. The members of the Panacea board of directors were aware of and considered these interests, among other matters, when they approved the merger agreement and recommended that Panacea stockholders approve the proposals required to effect the merger.

Affiliates of the Sponsor collectively own only approximately 3.2% fully diluted shares of Nuvation Bio capital stock, and as such, the Sponsor is not considered to be an affiliate of Nuvation Bio. See “The Merger—Interests of Certain Persons in the Business Combination” beginning on page 238 of this proxy statement/prospectus.

Regulatory Approvals Required for the Merger (page 241)

Completion of the merger is subject to approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). Panacea and Nuvation Bio have agreed to use their reasonable best efforts to obtain all required regulatory approvals and have also agreed to request early termination of any waiting period under the HSR Act. Panacea and Nuvation Bio filed notices and applications to obtain the necessary regulatory approvals on November 2, 2020. The Federal Trade Commission granted the request for early termination of the waiting period under the HSR Act on November 10, 2020.

Appraisal Rights (page 279)

Appraisal rights are not available to holders of shares of Panacea common stock in connection with the merger.

Conditions to Closing (page 252)

Mutual

Consummation of the Business Combination is conditioned upon the satisfaction or, to the extent permitted by applicable law, waiver by the party for whose benefit such condition exists, of each of the following conditions:

•	no provisions of any applicable law, and no order by any governmental authority will restrain or prohibit or impose any condition on the consummation of the closing;

•	there will not be any action brought by any governmental authority to enjoin or otherwise restrict or make illegal the consummation of the closing;

•	any waiting period under the HSR Act will have expired or been terminated;

•

after giving effect to the transactions, including the PIPE investment, Panacea will have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after redemptions of any Panacea Class A common stock and founder shares immediately after effecting the transactions;

•

this proxy statement/prospectus will have become effective under the Securities Act and no stop order suspending the effectiveness of this proxy statement/prospectus will have been issued and no proceedings for those purposes will have been initiated or threatened by the SEC and not withdrawn;

•	Panacea stockholder approval will have been obtained in accordance with the provisions of Panacea’s charter and applicable laws, including the DGCL, NYSE rules and the Exchange Act; and

•	Nuvation Bio stockholder approval will have been duly obtained in accordance with the DGCL and Nuvation Bio’s organizational documents, as amended and in effect on the date of the merger agreement.

Nuvation Bio’s Conditions to Closing

The obligation of Nuvation Bio to consummate the Business Combination, in addition to the conditions described above, are conditioned upon the satisfaction or, to the extent permitted by applicable law, waiver at Panacea’s discretion, of each of the following conditions:

•	Panacea and Merger Sub will have performed in all material respects all of its obligations required to be performed in the merger agreement at or prior to the closing;

•

the accuracy of the representations and warranties of Panacea as of the date of the merger agreement and as of the closing date of the merger, other than, in most cases, those failures to be true and correct that would not reasonably be likely to have a material adverse effect on Panacea;

•	Nuvation Bio will have received a certificate signed by an authorized officer of Panacea to the foregoing effect set forth in the two foregoing conditions to closing;

•

the amount equal to (i) all amounts remaining in the trust account (net of any redemptions of Panacea’s common stock), any unpaid or contingent liabilities of Panacea (including transaction expenses incurred, accrued, paid or payable by Panacea’s Affiliates on Panacea’s behalf and any portion of the underwriting discounts and commissions held in the trust account, which the underwriters of the IPO are entitled to receive upon the closing in accordance with the trust agreement, which will not exceed $5.0 million) plus (ii) the aggregate amount of cash that has been funded to and remains with Panacea pursuant to the forward purchase agreement, plus (iii) the aggregate amount of cash that has been funded to and remains with Panacea pursuant to the subscription agreements as of immediately prior to the closing, will equal or exceed $500.0 million; provided that to the extent Dr. Hung has not fulfilled his contractual commitment to fund at least $20.0 million of the PIPE investment, then the cash closing requirement shall be reduced dollar for dollar by the amount of such shortfall;

•

the securities to be issued in connection with the closing will be conditionally approved for listing upon the closing of the merger on the NYSE subject to any requirement to have a sufficient number of round lot holders of New Nuvation Bio Class A common stock;

•

Panacea’s charter will have been amended and restated in the form attached to the merger agreement as Exhibit A and Panacea’s bylaws will have been amended and restated in the forms attached to the merger agreement as Exhibit B to be effective as of the closing of the merger;

•	certain persons will have resigned from all of their positions and offices with Panacea and Merger Sub, in each case, to be effective as of, and conditioned upon the occurrence of, the closing; and

•

all conditions to the funding pursuant to the forward purchase agreement, if any will have been satisfied, and such funding will have been delivered to Panacea least one business day prior to the closing date in accordance with the forward purchase agreement, such that the funding of the will be consummated immediately prior to the closing in accordance with the terms of the forward purchase agreement.

Panacea’s Conditions to Closing

The obligations of Panacea to consummate the transactions contemplated by the merger agreement, in addition to the conditions described above in the first paragraph of this section, are conditioned upon the satisfaction or, to the extent permitted by applicable law, waiver at Nuvation Bio’s discretion, of each of the following conditions:

•	Nuvation Bio will have performed in all material respects its obligations required to be performed in the merger agreement at or prior to the closing of the merger;

•

the accuracy of the representations and warranties of Nuvation Bio as of the date of the merger agreement and as of the closing date of the merger, other than, in most cases, those failures to be true and correct that would not reasonably be likely to have a material adverse effect on Nuvation Bio;

•

there will have been no event, change or occurrence that is continuing, which, individually or together with any other event, change or occurrence, would reasonably be expected to have a material adverse effect;

•	Panacea will have received a certificate signed by the Chief Executive Officer of Nuvation Bio to the effect of the preceding three conditions; and

•	there will be no indebtedness for borrowed money by Nuvation Bio.

No Solicitation; Change in Recommendation (page 250)

Under the terms of the merger agreement, from the date of the merger agreement to the effective time or, if earlier, the valid termination of the merger agreement in accordance with its terms, each of Panacea, Merger Sub and Nuvation Bio have agreed not to, and will cause its subsidiaries not to and will cause its and their respective representatives not to, directly or indirectly: (i) solicit, initiate or knowingly encourage, support, facilitate or induce the making, submission or public announcement of any inquiry, indication of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an acquisition proposal, (ii) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any person or entity any non-public information with respect to, or knowingly take any other action regarding, any inquiry, indication of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an acquisition proposal, (iii) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any acquisition proposal, (iv) in the case of Panacea, fail to include the board of director recommendation in (or remove from) this proxy statement/prospectus, (v) enter into any agreement in principle, letter of intent, term sheet or any other agreement, understanding or contract (whether binding or not) contemplating or otherwise relating to any acquisition proposal, (vi) submit any acquisition proposal to the vote of any securityholders of Panacea, Nuvation Bio or any of its subsidiaries (as applicable), (vii) withhold, withdraw, qualify, amend or modify (or publicly propose or announce any intention or desire to withhold, withdraw, qualify, amend or modify), in a manner adverse to the other party, the approval of such party’s board of directors’ of the merger agreement and/or any of the transactions contemplated thereby, or, in the case of Panacea, the board of director recommendation, (viii) approve any transaction, or any third party becoming an “interested stockholder”, under applicable laws or (ix) resolve, propose or agree to do any of the foregoing (any of the actions described in clauses (iii)-(ix), a “change of recommendation”).

Each of Panacea and Nuvation Bio have also agreed that immediately following the execution of the merger agreement they will cause their representatives to cease any existing activities, discussions or negotiations with any person or entity conducted prior to the merger agreement in connection with an acquisition proposal. Each of Panacea and Nuvation Bio will notify the other party within 48 hours of the receipt by such party or any of its representatives of any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations that constitutes or could reasonably be expected to constitute an acquisition proposal, including a correct and complete copy thereof if in writing or a written summary of the material terms thereof if it is not in writing, and the identity of the party making such inquiry, proposal, offer or request for information.

Termination (page 255)

The merger agreement may be terminated and/or abandoned at any time prior to the closing, whether before or after approval of the proposals being presented to Panacea’s stockholders, by:

•

Panacea or Nuvation Bio, if the closing has not occurred on or prior to April 18, 2021 (the “Outside Closing Date”); provided, however, that a party will not be permitted to terminate if the failure of the closing to occur prior to the Outside Closing Date is attributable to the failure on the part of such party to perform in any material respect any covenant or obligation in the merger agreement required to be performed by such party. Such right may be exercised by Panacea or Nuvation Bio, as the case may be, giving written notice to the other at any time after the Outside Closing Date; provided, further, that to the extent a government shutdown prevents the consummation of the transactions contemplated under the merger agreement, prior to the Outside Closing Date, the Outside Closing Date will be automatically extended day-for-day, for each business day the government shutdown is in effect for a maximum of thirty days unless otherwise mutually agreed by the parties in writing.

•

Panacea or Nuvation Bio, in the event that Nuvation Bio fails to receive the approvals on the proposals at the Nuvation Bio stockholder meeting within five (5) business days after the registration statement has been declared effective by the SEC and delivered or otherwise made available to stockholders, Panacea will have the right, at its sole option, to terminate the merger agreement; provided, however, that Panacea will not be permitted to terminate the merger agreement pursuant to the foregoing termination event if the failure to receive the Nuvation Bio stockholder approval is attributable to any failure on the part of Panacea.

•

Panacea or Nuvation Bio, in the event that any governmental authority will have issued an order, having the effect of permanently restraining, enjoining or otherwise prohibiting the merger, which order is final and non-appealable; provided, however, that a party will not be permitted to so terminate if such action is attributable to the failure on the part of such party to perform in any material respect any covenant or obligation in the merger agreement required to be performed by such party;

•

Panacea or Nuvation Bio, in the event that Panacea fails to receive the approvals on the proposals at the Panacea stockholder meeting (subject to any adjournment or recess of such meeting); provided that Panacea will not be permitted to terminate if the failure to obtain such approval is proximately caused by any action or failure to act of Panacea that constitutes a breach of the merger agreement;

•	the mutual written agreement of Nuvation Bio and Panacea;

•

Panacea, if: (i) Nuvation Bio will have materially breached any representation, warranty, agreement or covenant contained in the merger agreement to be performed on or prior to the closing date, which has rendered the satisfaction of any of the applicable closing conditions impossible; and (ii) such breach will not be cured by the earlier of the Outside Closing Date and thirty days following receipt by Nuvation Bio of a written notice from Panacea describing in reasonable detail the nature of such breach; provided that if such breach is curable by Nuvation Bio prior to the closing of the merger, then Panacea will not be allowed to so terminate until the earlier of: (i) thirty days after delivery of such written notice to Nuvation Bio, and (ii) the Outside Closing Date; provided, further, that, except Panacea will not be allowed to terminate the merger agreement if it is then in material breach of any representation, warranty, agreement or covenant that would render the satisfaction of any of the applicable closing conditions impossible if the closing was scheduled to occur on such date or if such breach by Nuvation Bio is cured during such thirty-day period;

•

Nuvation Bio, if: (i) Panacea or Merger Sub will have materially breached any of its covenants, agreements, representations, and warranties contained herein to be performed on or prior to the closing of the merger, which has rendered the satisfaction of any of the applicable closing conditions impossible; and (ii) such breach will not be cured by the earlier of the Outside Closing Date and thirty days following receipt by Panacea of a written notice from Nuvation Bio describing in reasonable detail the nature of such breach; provided that if such breach is curable by Panacea or Merger Sub prior to the closing, then Nuvation Bio will not be allowed to so terminate until the earlier of: (i) thirty days after delivery of such written notice from Panacea and (ii) the outside closing of the merger; provided, further, that Nuvation Bio will not be allowed to so terminate if it is then in material breach of any representation, warranty, agreement or covenant that would render the satisfaction of any of the applicable closing conditions impossible if the closing of the merger was scheduled to occur on such date or if such breach by Panacea or Merger Sub is cured during such thirty-day period; or

•

Nuvation Bio or Panacea, if a Triggering Event with respect to the other party will have occurred. A “Triggering Event” will include (a) a change of recommendation, (b) Panacea failing to convene or hold the Panacea stockholder, (c) breach of the non-solicitation clauses and (d) Panacea’s board of directors fails to reaffirm the recommendation of Panacea’s board of directors to Panacea’s stockholders to approve the proposals in this registration statement within ten business days after Nuvation Bio requests in writing that such recommendation be reaffirmed in response to an acquisition proposal or material modification to an acquisition proposal that has been publicly announced or otherwise becomes publicly known (or if such request is delivered less than ten business days prior to the Panacea stockholder meeting, no later than one business day prior to the Panacea stockholder meeting; provided that if such acquisition proposal is subsequently modified within such period, Panacea’s board of directors will be required to reaffirm such recommendation no later than one business day prior to the Panacea stockholder meeting); or (e) a tender or exchange offer relating to securities of Panacea will have been commenced by a person or entity unaffiliated with Nuvation Bio and Panacea fails to send to its stockholders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten business days after such tender or exchange offer is first published, sent or given, a statement disclosing that Panacea unconditionally recommends rejection of such tender or exchange offer (the “Rejection Recommendation”) and reaffirms the recommendation of Panacea’s board of directors to Panacea’s stockholders to approve the proposals in this registration statement or fails to reaffirm the Rejection Recommendation in any press release published by Panacea (or by any of its affiliates or representatives) or in any Schedule 14D-9 filed by Panacea with the SEC, in each case relating to such tender offer or exchange offer, at any time after the foregoing ten business day period.

Effect of Termination (page 256)

In the event of termination by either Panacea or Nuvation Bio, all further obligations of the parties will terminate, other than for liability of any party for common law fraud.

Related Agreements (page 257)

Panacea Letter Agreement

Pursuant to the terms of the Panacea letter agreement, the Founders and Panacea’s officers and directors have agreed to vote any founder shares, private placement shares held by them and any public shares purchased during or after Panacea’s IPO in favor of an initial business combination. The Founders, Panacea’s officers and directors and their permitted transferees own at least 22.1% of its outstanding common stock (excluding warrants) entitled to vote thereon. The quorum and voting thresholds at the Panacea Special Meeting and the Panacea letter agreement may make it more likely that Panacea will consummate the merger. In addition, pursuant to the terms of the Panacea letter agreement, the Founders and Panacea’s officers and directors have agreed to waive their redemption rights with respect to any founder shares, private placement shares and any public shares held by them in connection with the completion of a business combination. See “The Merger Agreement—Related Agreements—Panacea Letter Agreement” beginning on page 259 of this proxy statement/prospectus.

Stockholder Support Agreements

Pursuant to the terms of the certain stockholder support agreements (the “Stockholder Support Agreements”) entered into with certain stockholders of Nuvation Bio, such stockholders have also agreed to vote in favor of each of the proposals set forth in this proxy statement/prospectus, be bound by certain covenants and agreements related to the Business Combination, and be bound by certain transfer restrictions with respect to shares of Panacea common stock prior to the closing of the Business Combination.

In addition, Dr. Hung has entered into an agreement with Panacea substantially in the form of the Stockholder Support Agreement with an additional obligation to enter into an agreement, pursuant to which Dr. Hung will take all action necessary, including the voting of any securities held by Dr. Hung, to cause Oleg Nodelman to be appointed to the class of directors of the board of New Nuvation Bio whose term shall expire in 2022. Pancea and Nuvation Bio expect that the board of directors of Pancea will appoint those individuals, including Mr. Nodelman, set forth in the section titled “Management of New Nuvation Bio After the Merger” to the board of directors of New Nuvation Bio at the effective time. See “Merger Agreement—Related Agreements—Stockholder Support Agreements” beginning on page 257 of this proxy statement/prospectus.

Sponsor Support Agreement

Pursuant to the terms of a Sponsor Support agreement (the “Sponsor Support Agreement”) entered into with Panacea and Nuvation Bio, the Founders have also agreed to vote any founder shares, private placement shares held by them and any public shares purchased during or after Panacea’s IPO in favor of each of the proposals set forth in this proxy statement/prospectus. The Founders and their permitted transferees own at least 22.1% of Panacea’s outstanding common stock (excluding warrants) entitled to vote thereon. The quorum and voting thresholds at the Panacea Special Meeting and the Sponsor Support Agreement may make it more likely that Panacea will consummate the merger. In addition, pursuant to the terms of the Sponsor Support Agreement, the Founders have agreed to waive their redemption rights with respect to any founder shares, private placements shares and any public shares held by them in connection with the completion of a business combination. See “The Merger Agreement—Related Agreements—Sponsor Support Agreement” beginning on page 257 of this proxy statement/prospectus.

Registration Rights

The merger agreement contemplates that, at the effective time, Panacea, Nuvation Bio, Dr. Hung and certain Nuvation Bio securityholders will enter into a registration rights agreement, pursuant to which Panacea will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of Panacea common stock and other equity securities of Panacea that are held by the parties thereto from time to time. See “Merger Agreement—Related Agreements—Registration Rights” beginning on page 259 of this proxy statement/prospectus.

PIPE Subscription Agreements

In connection with the execution of the merger agreement, Panacea entered into PIPE subscription agreements with certain investors for a private placement of shares of Panacea Class A common stock, including Dr. Hung and funds affiliated with the Sponsor. The PIPE subscription agreements will become effective prior to the completion of the merger. See “The Merger Agreement—Related Agreements—PIPE Subscription Agreements” beginning on page 259 of this proxy statement/prospectus.

Lock-Up Agreements

Pursuant to the terms of the Founder and Sponsor lock-up agreement between Panacea and the Founders, each party to the agreement has agreed that it will not, without the prior written consent of Panacea during the lock-up period, unless earlier released, and subject to customary exceptions, (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any founder shares (and the shares of Panacea Class A common stock issued upon the conversion thereof) or any securities convertible into or exercisable or exchangeable for Panacea Class A common stock issued or issuable to such party pursuant to the merger agreement (collectively, the “Sponsor and Founder Lock-Up Shares”) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Sponsor and Founder Lock-Up Shares.

Pursuant to the terms of the lock-up agreement between Panacea and the purchasers under the forward purchase agreement (the “FPA Lock-Up Agreement”), each party to the agreement has agreed that it will not, without the prior written consent of Panacea during the lock-up period, unless earlier released, and subject to customary exceptions, (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Panacea Class A common stock issued under the forward purchase agreement (the “FPA Lock-Up Shares”) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the FPA Lock-Up Shares.

Pursuant to the terms of the lock-up agreement between Panacea and certain stockholders of Nuvation Bio, including the directors, officers, and 1% holders of Nuvation Bio (the “Stockholder Lock-Up Agreement”), each party to the agreement has agreed that it will not, without the prior written consent of Panacea during the lock-up period, unless earlier released, and subject to customary exceptions, (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Panacea Class A common stock, or any securities convertible into or exercisable or exchangeable for Panacea Class A common stock or issued or issuable to such party held by it immediately after the effective time (collectively, the “Stockholder Lock-Up Shares”) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Stockholder Lock-Up Shares. See “Merger Agreement—Related Agreements—Lock-Up Agreements” beginning on page 257 of this proxy statement/prospectus.

Stock Exchange Listing (page 251)

Panacea Class A common stock is listed on the NYSE under the symbol “PANA.” Following the merger, New Nuvation Bio Class A common stock (including New Nuvation Bio Class A common stock issuable in the merger) is expected to be listed on the NYSE under the symbol “NUVB.”

Comparison of Stockholders’ Rights (page 261)

Following the merger, the rights of Panacea stockholders who remain New Nuvation Bio stockholders in the Business Combination will no longer be governed by the existing charter and existing bylaws and instead will be governed by the proposed charter and amended and restated bylaws.

Risk Factors (page 33)

You should consider all the information contained in this proxy statement/prospectus in deciding how to vote for the proposals presented in the proxy statement/prospectus. In particular, you should consider the factors described under “Risk Factors” beginning on page 33 of this proxy statement/prospectus, which include, among others, the following:

•

Nuvation Bio has a limited operating history and has incurred significant losses since inception and anticipates that it may continue to incur losses for the foreseeable future and may never achieve or maintain profitability.

•

Nuvation Bio will need substantial funding to pursue its business objectives. If Nuvation Bio is unable to raise capital when needed or on favorable terms, it could be forced to delay, reduce or terminate its product development, other operations or commercialization efforts.

•

If Nuvation Bio does not obtain regulatory approval for and successfully commercialize its product candidates in one or more indications or it experiences significant delays in doing so, it may never generate any revenue or become profitable.

•

Nuvation Bio’s approach to the discovery and development of product candidates based on its DDC platform is unproven, and it does not know whether it will be able to develop any products of commercial value, or if competing technological approaches will limit the commercial value of its product candidates or render its platform obsolete.

•	Nuvation Bio’s DDC platform-based product candidates are based on a novel technology, which makes it difficult to predict the time and cost of product candidate development.

•	If Nuvation Bio encounters difficulties enrolling patients in its clinical trials, its clinical development activities could be delayed or otherwise adversely affected.

•	Nuvation Bio faces competition, which may result in others discovering, developing or commercializing products before or more successfully than it does.

•

Nuvation Bio relies on third parties to perform the chemistry work associated with its drug discovery and preclinical activities and to conduct its preclinical studies and future clinical trials, and its business could be substantially harmed if these third parties cease performing services or perform in an unsatisfactory manner.

•	Nuvation Bio does not have its own manufacturing capabilities and will rely on third parties to produce clinical and commercial supplies of NUV-422 and its other current and future product candidates.

•

If Nuvation Bio is unable to obtain, maintain, protect and enforce sufficient patent and other intellectual property rights for its product candidates and technology, or if the scope of patent and other intellectual property rights obtained is not sufficiently broad, it may not be able to compete effectively in its market.

•	The patent protection Nuvation Bio obtains for its product candidates and technology may be challenged or not sufficient enough to provide it with any competitive advantage.

•

Nuvation Bio’s business, operations and clinical development plans and timelines and supply chain could be adversely affected by the effects of health epidemics, including the ongoing COVID-19 pandemic, on the manufacturing, clinical trial and other business activities performed by it or by third parties with whom it conducts business, including its contract manufacturing organizations (“CMOs”), contract research organizations (“CROs”), shippers and others.

•	Nuvation Bio’s future success depends on its ability to retain Dr. Hung and its other key employees, consultants and advisors and to attract, retain and motivate qualified personnel.

•	Panacea stockholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

•

Panacea has not obtained an opinion from an independent investment banking firm, and consequently, there is no assurance from an independent source that the merger consideration is fair to its stockholders from a financial point of view.

•

The consummation of the merger is subject to a number of conditions and if those conditions are not satisfied or waived, the merger agreement may be terminated in accordance with its terms and the merger may not be completed.

•

The dual-class structure of New Nuvation Bio’s common stock will have the effect of concentrating voting power with Dr. Hung, which will limit other stockholders’ ability to influence the outcome of important transactions, including a change in control.

Emerging Growth Company

Panacea is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. Panacea has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, Panacea, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of Panacea’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Panacea will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of Panacea’s IPO, (b) in which Panacea has total annual gross revenue of at least $1.07 billion or (c) in which Panacea is deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700.0 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which Panacea has issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” shall have the meaning associated with it in the JOBS Act.

Summary of the Transactions

Set forth below is a summary of transactions that are contemplated to occur in connection with the Business Combination.

Conversion of Equity Interests

At the effective time, (i) each outstanding share of Nuvation Bio Class A common stock and Nuvation Bio Series A preferred stock will be canceled and converted into the right to receive a number of shares of New Nuvation Bio Class A common stock equal to the exchange ratio and (ii) each outstanding share of Nuvation Bio Class B common stock (all of which are owned by Dr. Hung) will be canceled and converted into the right to receive a number of shares of New Nuvation Bio Class B common stock, rounded down to the nearest whole number on a holder-by-holder basis. The “exchange ratio” means the quotient of 150,000,000 divided by Nuvation Bio’s fully diluted shares outstanding (as defined in the merger agreement) as of immediately prior to the effective time. As of the date of this proxy statement/prospectus, the exchange ratio was approximately 0.1966.

At the effective time, each Company Option that is outstanding under 2019 Plan immediately prior to the effective time, whether vested or unvested, will be assumed by New Nuvation Bio and converted into a Converted Option to purchase a number of shares of New Nuvation Bio Class A common stock equal to the product (rounded down to the nearest whole number) of (a) the number of shares of Nuvation Bio Class A common stock subject to such Company Option immediately prior to the effective time and (b) the exchange ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (i) the exercise price per share of such Company Option immediately prior to the effective time; divided by (ii) the exchange ratio; provided, however, that the exercise price and the number of shares of New Nuvation Bio Class A common stock purchasable pursuant to the Converted Options will be determined in a manner consistent with the requirements of Section 409A of the Code; provided, further, however, that in the case of any Converted Option to which Section 422 of the Code applies, the exercise price and the number of shares of New Nuvation Bio Class A common stock purchasable pursuant to such option will be determined in accordance with the foregoing, subject to such adjustments in a manner consistent with Treasury Regulation Section 1.424-1, such that the Converted Option will not constitute a modification of such Company Option for purposes of Section 409A or Section 424 of the Code. Except as specifically provided above, following the effective time, each Converted Option will continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding former Company Option immediately prior to the effective time.

We refer to these transactions, together with the merger and the other transactions contemplated by the merger agreement as the “merger transactions”.

Forward Purchase Investment

Concurrently with the closing, funds affiliated with the Sponsor will purchase 2,500,000 shares of New Nuvation Bio Class A common stock and 833,333 forward purchase warrants in a private placement at a price of $10.00 per share for an aggregate purchase price equal to $25.0 million (the “forward purchase”) pursuant to the terms of the forward purchase agreement Panacea entered into in connection with Panacea’s IPO. See “Certain Relationships and Related Party Transactions—Forward Purchase Agreement” beginning on page 270 of this proxy statement/prospectus.

PIPE Subscription Agreements

On October 20, 2020, concurrently with the execution of the merger agreement, Nuvation Bio entered into subscription agreements with certain investors, pursuant to, and on the terms and subject to the conditions of which, these investors have collectively subscribed for 47,655,000 shares of Panacea Class A common stock for an aggregate purchase price equal to $476,550,000, a portion of which is expected to be funded by Dr. Hung. See “The Merger Agreement—Related Agreements—PIPE Subscription Agreements” beginning on page 259 of this proxy statement/prospectus.

We refer to the merger transactions, the PIPE investment and the forward purchase, as the “transactions”.

Ownership of New Nuvation Bio

The outstanding capital stock of Nuvation Bio consists of 347,423,117 shares of Series A preferred stock, 118,869,102 shares of Class A common stock and 294,094,678 shares of Class B common stock. As of the date of this proxy statement/prospectus, there are 18,456,250 shares of Panacea common stock issued and outstanding, including 3,593,750 founder shares, which will each be converted into one share of Panacea Class A common stock immediately prior to the closing of the merger. As of the date of this proxy statement/prospectus, there are an aggregate of 4,954,167 warrants outstanding. Each whole warrant entitles the holder thereof to purchase one share of Panacea Class A common stock. Therefore, as of the date of this proxy statement/prospectus (without giving effect to the merger and assuming no redemptions), assuming that each outstanding warrant is exercised and one share of Panacea Class A common stock is issued as a result of such exercise, the Panacea fully diluted capital stock would be 23,410,417 shares of common stock.

Following the consummation of the transactions:

•

the pre-merger stockholders of Nuvation Bio, other than EcoR1, will own shares of New Nuvation Bio Class A common stock (excluding up to 8,342,076 shares of New Nuvation Bio Class A common stock that may be issuable pursuant to outstanding options but including the 24,950,000 shares to be purchased as part of the PIPE investment by PIPE investors that are also stockholders of Nuvation Bio, other than EcoR1) and shares of New Nuvation Bio Class B common stock representing in aggregate approximately 77.6% of total shares outstanding assuming no redemptions and 83.1% of total shares outstanding assuming the maximum redemption scenario;

•

the Founders and their affiliates will own shares of New Nuvation Bio Class A common stock (excluding warrants but including shares to be purchased as part of the forward purchase agreement or PIPE investment) representing approximately 6.2% of total shares outstanding assuming no redemptions and 6.6% of total shares outstanding assuming the maximum redemption scenario; and

•

the other stockholders will own shares of New Nuvation Bio Class A common stock (excluding warrants but including shares to be purchased as part of the PIPE investment) representing approximately 16.2% of total shares outstanding assuming no redemptions and 10.3% of total shares outstanding assuming the maximum redemption scenario.

SUMMARY HISTORICAL FINANCIAL INFORMATION OF PANACEA

The following table sets forth summary historical financial information derived from Panacea’s audited and unaudited financial statements included elsewhere in this proxy statement/prospectus (i) for the period from April 24, 2020 (inception) to May 7, 2020 and (ii) for and as of the period from April 24 (inception) through September 30, 2020. You should read the following summary financial information in conjunction with the section titled “Panacea Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Panacea’s financial statements and related notes appearing elsewhere in this proxy statement/prospectus.

We have neither engaged in any operations nor generated any revenue to date. Our only activities from inception through September 30, 2020 were organizational activities and those necessary to complete our initial public offering and identifying a target company for a business combination. We do not expect to generate any operating revenue until after the consummation of the merger.

	Period from April 24, 2020 (inception) through September 30, 2020	Period from April 24, 2020 (inception) through May 7, 2020
	(unaudited)	(audited)
Statement of Operations Data:
General and administrative expenses	$737,653	$1,000
Other income:
Interest earned on investments held in trust	3,387	—

Net loss	$(734,266)	$(1,000)

Weighted average shares outstanding of Panacea Class A redeemable stock	14,375,000	—
Basic and diluted income per share, Panacea Class A redeemable common stock	—	—
Weighted average Panacea Class A and Panacea Class B non-redeemable common stock shares outstanding, basic and diluted	3,593,750	3,125,000

Basic and diluted net loss per Panacea Class A and Panacea Class B non-redeemable common stock(1)	$(0.20)	$(0.00)

(1)	See Note 2 to the audited financial statements and Note 2 to the unaudited financial statements for further details on the calculation of net loss per share.

As of September 30, 2020
(unaudited)
Balance Sheet Data:
Total cash	$1,344,680
Total assets	145,498,702
Total liabilities	974,031
Total stockholders’ equity	5,000,001

SUMMARY HISTORICAL FINANCIAL INFORMATION OF NUVATION BIO

The following summary historical financial information of Nuvation Bio set forth below should be read in conjunction with “Nuvation Bio Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Nuvation Bio’s historical financial statements and the related notes thereto contained elsewhere in this proxy statement/prospectus.

The summary consolidated statements of operations data for the year ended December 31, 2019 and the period from March 20, 2018 (inception) to December 31, 2018, and the summary consolidated balance sheet data as of December 31, 2019 and 2018 are each derived from Nuvation Bio’s audited consolidated financial statements appearing elsewhere in this proxy statement/prospectus. The summary consolidated statements of operations data for the nine months ended September 30, 2020 and 2019, and the summary consolidated balance sheet data as of September 30, 2020 are derived from Nuvation Bio’s unaudited condensed consolidated financial statements appearing elsewhere in this proxy statement/prospectus. The Nuvation Bio unaudited interim condensed consolidated financial statements were prepared on the same basis as its audited annual financial statements and include all adjustments, consisting only of normal recurring adjustments that are considered necessary for a fair presentation of the financial information set forth in those statements. The historical results are not necessarily indicative of the results to be expected in the future.

	Nine Months Ended September 30,		Year Ended December 31, 2019	Period from March 20, 2018 (inception) to December 31, 2018
	2020	2019
	(In thousands, except share and per share data)
Consolidated Statements of Operations Data:
Operating expenses:
Research and development	$23,267	$16,306	$25,106	$362
General and administrative	6,516	5,172	6,993	382

Total operating expenses	29,783	21,478	32,099	744

Loss from operations	(29,783)	(21,478)	(32,099)	(744)

Other income (expense):
Interest income	1,486	654	1,287	—
Investment advisory fees	(168)	(70)	(135)	—
Realized gain on marketable securities	86	11	53	—
Interest expense	—	(2,658)	(2,658)	—

Total other income (expense)	1,404	(2,063)	(1,453)	—

Loss before income taxes	(28,379)	(23,541)	(33,552)	(744)
Provision for income taxes	—	—	—	—

Net loss	$(28,379)	$(23,541)	$(33,552)	$(744)

Net loss per share, basic and dilutive(1)	$(0.11)	$(0.12)	$(0.16)	$(0.01)

Weighted average common shares outstanding, basic and diluted(1)	268,251,587	196,440,435	206,672,024	80,989,011

(1)	See Note 2 to the audited financial statements and Note 2 to the unaudited financial statements for further details on the calculation of net loss per share.

	As of September 30, 2020	As of December 31,
		2019	2018
	(In thousands)
Consolidated Balance Sheet Data:
Total assets	$99,422	$120,952	$158
Total liabilities	7,576	3,204	902
Total stockholders’ deficit	(50,018)	(24,116)	(744)

SUMMARY UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined financial information has been derived from the unaudited pro forma condensed combined balance sheet as of September 30, 2020 and the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2019, and the nine months ended September 30, 2020, included in “Unaudited Pro Forma Condensed Combined Financial Information.”

The summary unaudited pro forma condensed combined financial information should be read in conjunction with the unaudited pro forma condensed combined balance sheet and the unaudited pro forma condensed combined statement of operations, and the accompanying notes. In addition, the unaudited condensed combined pro forma financial information was based on and should be read in conjunction with the historical financial statements of Panacea and Nuvation Bio, including the accompanying notes, which are included elsewhere in this proxy statement/prospectus.

The merger will be accounted for as a reverse capitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, Panacea is treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of the combined entity will represent a continuation of the financial statements of Nuvation Bio with the Business Combination being treated as the equivalent of Nuvation Bio issuing stock for the net assets of Panacea, accompanied by a recapitalization. The net assets of Panacea are stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the merger are those of Nuvation Bio.

The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption into cash of Panacea’s ordinary shares:

•	Assuming No Redemptions: This presentation assumes that no Panacea public stockholders exercise redemption rights with respect to their shares of Panacea Class A common stock.

•

Assuming Maximum Redemptions: This presentation assumes that all of Panacea’s public stockholders exercise redemption rights with respect to their shares of Panacea Class A common stock. This scenario assumes that 14,375,000 shares of Panacea Class A common stock are redeemed for an aggregate redemption payment of approximately $143.8 million.

	Historical		Pro Forma
	Panacea	Nuvation Bio	No Redemption Scenario	Maximum Redemption Scenario
	(In thousands, except per share amounts)
Statement of Operations Data—For the Nine Months Ended September 30, 2020
Total operating expenses	$738	$29,783	$29,026	$29,026
Loss from operations	(738)	(29,783)	(29,026)	(29,026)
Net loss	(735)	(28,379)	(27,619)	(27,619)
Total comprehensive loss	(735)	(26,979)	(26,219)	(26,219)
Basic and diluted net loss per share, Class A redeemable common stock	—	—	—	—
Basic and diluted net loss per share, Class B common stock	(0.20)	—	—	—
Basic and diluted net loss per share, common stock		(0.11)	(0.18)	(0.19)

	Historical		Pro Forma
	Panacea	Nuvation Bio	No Redemption Scenario	Maximum Redemption Scenario
	(In thousands, except per share amounts)
Statement of Operations Data—For the Year Ended December 31, 2019
Total operating expenses	$—	$32,099	$32,099	$32,099
Loss from operations	—	(32,099)	(32,099)	(32,099)
Net loss	—	(33,552)	(33,552)	(33,552)
Total comprehensive loss	—	(33,131)	(33,131)	(33,131)
Basic and diluted net loss per share	—	(0.16)	(0.23)	(0.25)

	Historical		Pro Forma
	Panacea	Nuvation Bio	No Redemption Scenario	Maximum Redemption Scenario
	(In thousands, except per share amounts)
Balance Sheet Data—As of September 30, 2020
Total current assets	$1,746	$98,313	$720,005	$576,252
Total assets	145,499	99,422	721,114	577,361
Total current liabilities	974	7,430	8,404	8,404
Total liabilities	974	7,576	8,550	8,550
Redeemable convertible preferred stock	—	141,864	—	—
Class A common stock, subject to possible redemption	139,525	—	—	—
Total stockholders’ equity (deficit)	5,000	(50,018)	712,564	568,811

COMPARATIVE PER SHARE DATA

The following table sets forth:

•	historical per share information of Panacea for the period from April 24, 2020 (inception) through September 30, 2020;

•	historical per share information of Nuvation Bio for the year ended December 31, 2019 and the nine months ended September 30, 2020; and

•

unaudited pro forma per share information of the combined company for the year ended December 31, 2019 and the nine months ended September 30, 2020 after giving effect to the merger, PIPE investment and the sale and issuance of the forward purchase shares, assuming two redemption scenarios as follows:

•	Assuming No Redemptions: This presentation assumes that no Panacea public stockholders exercise redemption rights with respect to their shares of Panacea Class A common stock.

•

Assuming Maximum Redemptions: This presentation assumes that all of Panacea’s public stockholders exercise redemption rights with respect to their shares of Panacea Class A common stock. This scenario assumes that 14,375,000 shares of Panacea Class A common stock are redeemed for an aggregate redemption payment of approximately $143.8 million.

The following table is also based on the assumption that 47,655,000 shares of Panacea Class A common stock are issued to the PIPE investors upon the consummation of the PIPE investment plus 2,500,000 shares of New Nuvation Bio Class A common stock are issued under the forward purchase agreement. If the actual facts are different than this assumption, the below numbers will be different. These numbers also do not take into account public and private warrants to purchase New Nuvation Bio Class A common stock that will be outstanding immediately following the completion of the merger. The unaudited pro forma per share information does not include the 34,562,048 shares (on an as-converted basis) of Nuvation Bio redeemable Series A convertible preferred stock issued in October 2020 for net cash proceeds of $135.6 million.

The historical information should be read in conjunction with “Selected Historical Financial Information of Nuvation Bio,” “Selected Historical Financial Information of Panacea,” “Nuvation Bio’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Panacea’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this proxy statement/prospectus and the audited consolidated financial statements and the related notes of Nuvation Bio and Panacea contained elsewhere in this proxy statement/prospectus.

The unaudited pro forma per share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information and related notes included elsewhere in this proxy statement/prospectus. The unaudited pro forma combined net loss per share information below does not purport to represent what the actual results of operations of New Nuvation Bio would have been had the merger been completed, or to project New Nuvation Bio results of operations that may be achieved after the merger. The unaudited pro forma book value per share information below does not purport to represent what the book value of New Nuvation Bio would have been had the merger been completed nor the book value per share for any future date or period.

	Historical		Pro Forma
	Panacea	Nuvation Bio	No Redemption Scenario	Maximum Redemption Scenario
As of and for the Nine Months Ended September 30, 2020
Book value per share—basic and diluted(1)	$0.27	$(0.13)	$3.88	$3.36
Net loss per share, Class A redeemable common stock—basic and diluted	—	n/a	n/a	n/a
Net loss per share—basic and diluted(2)	$(0.20)	$(0.11)	$(0.18)	$(0.19)

	Historical		Pro Forma
	Panacea	Nuvation Bio	No Redemption Scenario	Maximum Redemption Scenario
As of and for the Year Ended December 31, 2019
Net loss per share—basic and diluted(2)	n/a	$(0.16)	$(0.23)	$(0.25)

(1)	Book value per share is calculated as total equity divided by:

•	Shares of Class A and Class B common stock outstanding at September 30, 2020 for Panacea;

•	Shares of common stock outstanding at September 30, 2020 for Nuvation Bio;

•	Shares of common stock outstanding at September 30, 2020 for the pro forma information.

(2)	Net loss per common share / unit and cash distributions per common share / unit are based on:

•	Weighted average number of shares of Class B common stock outstanding for the nine months ended September 30, 2020 for Panacea;

•	Weighted average number of shares of common stock outstanding for the nine months ended September 30, 2020 and the year ended December 31, 2019 for Nuvation Bio;

•	Weighted average number of shares of common stock outstanding for the nine months ended September 30, 2020 and the year ended December 31, 2019 for the pro forma information.

MARKET PRICE AND DIVIDEND INFORMATION

Panacea

Panacea’s units, Class A common stock and public warrants are currently listed on the NYSE under the symbols “PANA.U”, “PANA” and “PANA WS”, respectively.

The closing price of the Panacea Class A common stock, units and public warrants on October 20, 2020, the last trading day before the public announcement of the Business Combination, was $11.10, $11.54 and $1.90, respectively. As of     , 2021 the Panacea record date, the most recent closing price for each unit, Class A common stock and public warrant was $    , $    and $    , respectively.

Holders of the units, Class A common stock and public warrants should obtain current market quotations for their securities. The market price of Panacea’s securities could vary at any time before the merger.

Holders

As of     , 2021 there were                holders of record of Panacea’s units,                holders of record of Panacea Class A common stock,                holders of record of founder shares and                 holders of record of Panacea’s public warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose units, public shares and public warrants are held of record by banks, brokers and other financial institutions.

Dividend Policy

Panacea has not paid any cash dividends on its common stock to date and does not intend to pay cash dividends prior to the completion of the merger. The payment of cash dividends in the future will be dependent upon New Nuvation Bio’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the merger. The payment of any cash dividends subsequent to the merger will be within the discretion of New Nuvation Bio’s board of directors at such time.

Nuvation Bio

Historical market price information for Nuvation Bio’s capital stock is not provided because there is no public market for Nuvation Bio’s capital stock. See “Nuvation Bio Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 204 of this proxy statement/prospectus.

RISK FACTORS

In addition to the other information contained in this proxy statement/prospectus, including the matters addressed under the heading “Cautionary Note Regarding Forward-Looking Statements; Market, Ranking and Other Industry Data,” you should carefully consider the following risk factors in deciding how to vote on the proposals presented in this proxy statement/prospectus. References in this section to “Nuvation Bio” generally refer to Nuvation Bio Inc. and its consolidated subsidiaries prior to the merger or, if the context so requires, New Nuvation Bio Inc. and its consolidated subsidiaries after the Business Combination.

Risks Related to Nuvation Bio’s Financial Position and Need for Additional Capital

Nuvation Bio has a limited operating history and has incurred significant losses since inception and anticipates that it may continue to incur losses for the foreseeable future and may never achieve or maintain profitability.

Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. Nuvation Bio is an oncology company with a limited operating history upon which you can evaluate its business and prospects. All of Nuvation Bio’s development programs are in preclinical development or in the drug discovery stage. Nuvation Bio commenced operations in 2018, and to date, it has focused primarily on organizing and staffing its company, business planning, raising capital, identifying product candidates, establishing its intellectual property portfolio and conducting research, preclinical studies and clinical trials. Nuvation Bio’s approach to the discovery and development of product candidates is unproven, and it does not know whether it will be able to develop any product candidates that succeed in clinical development or products of commercial value. As an organization, Nuvation Bio has not yet completed any clinical trials, obtained regulatory approvals, manufactured a commercial-scale product (or arranged for a third party to do so on its behalf) or conducted sales and marketing activities necessary for successful product commercialization. Consequently, any predictions made about its future success or viability may not be as accurate as they could be if Nuvation Bio had a history of successfully developing and commercializing biopharmaceutical products.

Since inception in 2018, Nuvation Bio has not generated any product revenue and has incurred significant operating losses. Nuvation Bio’s net losses were $0.1 million, $33.6 million and $28.4 million in 2018, 2019 and the nine months ended September 30, 2020, respectively. As of September 30, 2020, it had an accumulated deficit of $62.7 million. Nuvation Bio expects to continue to incur significant expenses and increasing operating losses for the foreseeable future. Since inception, Nuvation Bio has devoted substantially all of its efforts to research and preclinical development of its product candidates, as well as to building its management team and infrastructure. It could be at least several years, if ever, before Nuvation Bio has a commercialized drug. The net losses Nuvation Bio incurs may fluctuate significantly from quarter to quarter and year to year. Nuvation Bio anticipates that its expenses will increase substantially if, and as, it:

•	continues to advance its research and preclinical and clinical development of its product candidates;

•	expands and initiates further clinical trials for its product candidates;

•	seeks to identify additional product candidates;

•	seeks marketing approvals for its product candidates that successfully complete clinical trials, if any;

•	establishes a sales, marketing and distribution infrastructure to commercialize any products for which it may obtain marketing approval;

•	maintains, expands, protects and enforces its intellectual property portfolio and obtains licenses to third-party intellectual property;

•	attracts, hires and retains additional administrative, clinical, regulatory and scientific personnel;

•	enters into third-party relationships for clinical trials, manufacturing and supply; and

•	incurs additional legal, accounting and other expenses in operating its business, including the additional costs associated with operating as a public company.

In addition, because of the numerous risks and uncertainties associated with pharmaceutical products and development, Nuvation Bio is unable to accurately predict the timing or amount of increased expenses and when, or if, it will be able to achieve profitability. Nuvation Bio’s expenses could increase and profitability could be further delayed if it decides to or is required by the U.S. Food and Drug Administration (“FDA”) or other regulatory authorities such as the European Medicines Agency (the “EMA”), or the U.K. Medicines & Healthcare Products Regulatory Agency (the “MHRA”), to perform studies or trials in addition to those currently expected, or if there are any delays in the development or completion of any current or future preclinical studies or clinical trials of its current and future product candidates. Even if Nuvation Bio completes the development and regulatory processes described above, it anticipates incurring significant costs associated with launching and commercializing its current and future product candidates.

Even if Nuvation Bio does achieve profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis. Nuvation Bio’s failure to become and remain profitable would decrease its value and could impair its ability to raise capital, maintain its research and development efforts, expand its business or continue its operations. A decline in value also could cause you to lose all or part of your investment.

Nuvation Bio will need substantial funding to pursue its business objectives. If Nuvation Bio is unable to raise capital when needed or on favorable terms, it could be forced to delay, reduce or terminate its product development, other operations or commercialization efforts.

Identifying and developing potential product candidates and conducting preclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and Nuvation Bio may never generate the necessary data or results required to obtain regulatory approval and begin selling any approved products. Nuvation Bio expects its expenses to increase in connection with its ongoing activities, particularly as it conducts ongoing and planned preclinical studies and clinical trials, initiates additional clinical trials for its product candidates and seeks regulatory approval for its current product candidates and any future product candidates it may develop. Nuvation Bio’s expenses could increase beyond its current expectations if the FDA requires it to perform clinical trials and other studies in addition to those that it currently anticipates. In addition, if Nuvation Bio obtains marketing approval for any of its product candidates, it expects to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. Accordingly, Nuvation Bio will need to obtain substantial additional funding in connection with its continuing operations. If Nuvation Bio is unable to raise capital when needed or on attractive terms, it would be forced to delay, reduce or terminate its research and development programs or future commercialization efforts.

As of September 30, 2020, Nuvation Bio had $96.7 million in cash and investments, and an accumulated deficit of $62.7 million. Based upon Nuvation Bio’s current operating plan and assumptions, it believes that its existing cash, cash equivalents and short-term investments, including the net proceeds from the PIPE investment, will be sufficient to fund its operations for at least the next 12 months following the closing of the merger. This estimate is based on assumptions that may prove to be wrong, and Nuvation Bio could use its available capital resources sooner than it expects. Changes may occur beyond Nuvation Bio’s control that would cause New Nuvation Bio to consume its available capital before that time, including changes in and progress of its development activities and changes in regulation. Nuvation Bio’s future capital requirements will depend on many factors, including:

•	the scope, rate of progress, results and costs of drug discovery, preclinical development, laboratory testing and clinical trials for its product candidates;

•	the number and development requirements of product candidates that it may pursue, and other indications for its current product candidates that it may pursue;

•	the costs, timing and outcome of regulatory review of its product candidates;

•	the scope and costs of manufacturing development and commercial manufacturing activities;

•	the cost associated with commercializing any approved product candidates;

•	the cost and timing of developing its ability to establish sales and marketing capabilities, if any;

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the costs of preparing, filing and prosecuting patent applications, maintaining, enforcing and protecting its intellectual property rights, defending intellectual property-related claims and obtaining licenses to third-party intellectual property;

•	its ability to establish and maintain collaborations on favorable terms, if at all; and

•	the extent to which it acquires or in-licenses other product candidates and technologies and associated intellectual property.

Nuvation Bio may require additional capital to complete its planned clinical development programs for its lead product candidate, NUV-422, and its other product candidates to obtain regulatory approval. Any additional capital raising efforts may divert its management from their day-to-day activities, which may adversely affect its ability to develop and commercialize its current and future product candidates, if approved.

In addition, Nuvation Bio cannot guarantee that future financing will be available on a timely basis, in sufficient amounts or on terms acceptable to it, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of its stockholders and the issuance of additional securities by New Nuvation Bio, whether equity or debt, or the market perception that such issuances are likely to occur, could cause the market price of New Nuvation Bio Class A common stock to decline. If Nuvation Bio is unable to obtain funding on a timely basis on acceptable terms, it may be required to delay, reduce or terminate one or more of its research and development programs or the commercialization of any product candidates that may be approved. This could harm its business and could potentially cause Nuvation Bio to cease operations.

Raising additional capital may cause dilution to the stockholders of New Nuvation Bio, restrict its operations or require it to relinquish proprietary rights.

Until such time, if ever, as Nuvation Bio can generate substantial product revenues, it expects to finance its cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. To the extent that Nuvation Bio raises additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting Nuvation Bio’s ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If Nuvation Bio raises additional funds through collaborations, strategic alliances or licensing arrangements with third parties, it may have to relinquish valuable rights to its technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to it. If Nuvation Bio is unable to raise additional funds through equity or debt financings when needed, it may be required to delay, reduce or terminate its product development or future commercialization efforts or grant rights to third parties to develop and market product candidates that it would otherwise prefer to develop and market itself.

Nuvation Bio might not be able to utilize a significant portion of its net operating loss carryforwards.

As of December 31, 2019, Nuvation Bio had federal and state net operating loss (“NOL”), carryforwards of $33.8 million and $8.5 million, respectively. Under the Tax Cuts and Jobs Act (the “Tax Act”), as modified by the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), federal NOLs incurred in taxable years beginning after December 31, 2017 and in future taxable years may be carried forward indefinitely, but the deductibility of such federal NOLs in taxable years beginning after December 31, 2020 is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to the Tax Act or the CARES Act.

Separately, under Section 382 of the Code, and corresponding provisions of state law, if a corporation undergoes an “ownership change,” which is generally defined as a greater than 50% change, by value, in its equity ownership over a three-year period, the corporation’s ability to use its pre-change NOL carryforwards and other pre-change tax attributes, such as research tax credits, to offset its post-change income or taxes may be limited. The completion of this merger, together with private placements and other transactions that have occurred since Nuvation Bio’s inception, may trigger such an ownership change pursuant to Section 382. Nuvation Bio has not completed a Section 382 analysis, and therefore, there can be no assurances that the NOLs are not already limited.

Nuvation Bio may experience ownership changes as a result of subsequent shifts in its stock ownership, some of which may be outside of its control. As a result, if Nuvation Bio earns net taxable income, its ability to use its pre-change NOL carryforwards to offset U.S. federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to it. In addition, at the state level, there may be periods during which the use of NOL carryforwards is suspended or otherwise limited such as recent California legislation limiting the usability of NOLs for tax years beginning in 2020 and before 2023, which could accelerate or permanently increase state taxes owed. If an ownership change occurs and its ability to use its NOL carryforwards is materially limited, it would harm its future operating results by effectively increasing its future tax obligations.

Risks Related to the Development of Nuvation Bio’s Product Candidates

If Nuvation Bio does not obtain regulatory approval for and successfully commercialize its product candidates in one or more indications or it experiences significant delays in doing so, it may never generate any revenue or become profitable.

Nuvation Bio does not have any products that have received regulatory approval and may never be able to develop marketable product candidates. Nuvation Bio is very early in its development efforts. Nuvation Bio has invested substantially all of its efforts in developing and identifying potential product candidates and conducting preclinical studies. Nuvation Bio expects that a substantial portion of its efforts and expenses over the next several years will be devoted to the development of NUV-422 in its current and planned clinical trials in patients for the treatment of high-grade gliomas, as well as the development of its other product candidates. As a result, Nuvation Bio’s business currently depends heavily on the successful development, regulatory approval and, if approved, commercialization of NUV-422. Nuvation Bio cannot be certain that NUV-422 or any other product candidate will receive regulatory approval or will be successfully commercialized even if it receives regulatory approval. The research, testing, manufacturing, safety, efficacy, labeling, approval, sale, marketing and distribution of product candidates is, and will remain, subject to comprehensive regulation by the FDA and similar foreign regulatory authorities. Before obtaining regulatory approvals for the commercial sale of any product candidate, Nuvation Bio must demonstrate through preclinical studies and clinical trials that the product candidate is safe and effective for use in each target indication. Drug development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of Nuvation Bio’s preclinical studies or clinical trials. Failure to obtain regulatory approval for Nuvation Bio’s product candidates will prevent it from commercializing and marketing its product candidates. The success of Nuvation Bio’s product candidates will depend on several additional factors, including:

•	successful completion of preclinical studies;

•	successful initiation of clinical trials;

•	successful patient enrollment in, and completion, of clinical trials that demonstrate their safety and efficacy;

•	receiving marketing approvals from applicable regulatory authorities;

•	obtaining, maintaining, protecting and enforcing patent, trade secret and other intellectual property rights and regulatory exclusivity for its product candidates;

•	completing any post-marketing studies required by applicable regulatory authorities;

•	making and maintaining arrangements with third-party manufacturers, or establishing manufacturing capabilities, for both clinical and commercial supplies of its product candidates;

•	establishing sales, marketing and distribution capabilities and successfully launching commercial sales of its products, if and when approved, whether alone or in collaboration with others;

•	the prevalence and severity of adverse events experienced with its product candidates;

•	acceptance of its product candidates by patients, the medical community and third-party payors;

•	a continued acceptable safety profile following approval;

•	obtaining and maintaining healthcare coverage and adequate reimbursement for its product candidates;

•	competing effectively with other cancer therapies, including with respect to the sales and marketing of its product candidates, if approved; and

•	obtaining licenses to any third-party intellectual property it deems necessary or desirable.

Many of these factors are beyond Nuvation Bio’s control, including the time needed to adequately complete preclinical studies, clinical testing and the regulatory submission process, its ability to obtain and protect intellectual property rights and changes in the competitive landscape. It is possible that none of Nuvation Bio’s product candidates will ever obtain regulatory approval, even if it expends substantial time and resources seeking such approval. If Nuvation Bio does not achieve one or more of these factors in a timely manner or at all, it could experience significant delays or an inability to successfully complete preclinical studies and clinical trials, obtain regulatory approval or, if approved, commercialize its product candidates, which would materially harm its business, financial condition, results of operations and prospects.

In addition, the clinical trial requirements of the FDA, the EMA, the MHRA and other regulatory agencies and the criteria these regulators may use to determine the safety and efficacy of a product candidate vary substantially according to the type, complexity, novelty and intended use and market of the potential products. The regulatory approval process for novel product candidates can be more expensive and take longer than for other, better known or extensively studied pharmaceutical or other product candidates.

Nuvation Bio’s approach to the discovery and development of product candidates based on its DDC platform is unproven, and it does not know whether it will be able to develop any products of commercial value, or if competing technological approaches will limit the commercial value of its product candidates or render its platform obsolete.

The success of Nuvation Bio’s business depends in part upon its ability to identify, develop and commercialize products based on its proprietary Drug-Drug Conjugate (“DDC”) platform, which leverages a novel and unproven therapeutic approach within the drug-conjugate class of anti-cancer therapies. While Nuvation Bio has had favorable preclinical study results based on its technology, it has not yet succeeded and may not succeed in demonstrating safety and efficacy for any product candidates in clinical trials or in obtaining marketing approval thereafter. Nuvation Bio’s product candidates arising from its DDC platform are in pre-clinical development, and it has not yet completed any clinical trials for any such product candidate. Nuvation Bio’s research methodology and novel approach to oncology using its DDC platform may be unsuccessful in identifying additional product candidates, and any product candidates based on its DDC technology may be shown to have harmful side effects or may have other characteristics that may necessitate additional clinical testing or make the product candidates unmarketable or unlikely to receive marketing approval. In addition, adverse developments with respect to one of Nuvation Bio’s DDC platform-based programs may have a significant adverse impact on the actual or perceived likelihood of success and value of similar programs.

In addition, the biotechnology and biopharmaceutical industries are characterized by rapidly advancing technologies. Nuvation Bio’s future success will depend in part on its ability to maintain a competitive position with its DDC platform. If Nuvation Bio fails to stay at the forefront of technological change in utilizing its DDC platform to create and develop product candidates, it may be unable to compete effectively. Nuvation Bio’s competitors may render its DDC platform obsolete, or limit the commercial value of its product candidates, by advances in existing technological approaches or the development of new or different approaches, potentially eliminating the advantages in its drug discovery process that it believes it derives from its research approach and proprietary technologies. By contrast, adverse developments with respect to other companies that attempt to use a similar approach to Nuvation Bio’s approach may adversely impact the actual or perceived value of its DDC platform and potential of its DDC platform-based product candidates. If any of these events occur, Nuvation Bio may be forced to abandon its development efforts for a program or programs, which would harm its business.

Nuvation Bio’s DDC platform-based product candidates are based on a novel technology, which makes it difficult to predict the time and cost of product candidate development.

Nuvation Bio has concentrated its product research and development efforts on its novel DDC platform, and its future success depends in part on the successful development product candidates arising from this platform. There can be no assurance that any development problems Nuvation Bio may experience in the future related to its DDC platform will not cause significant delays or unanticipated costs, or that such development problems can be efficiently solved. Nuvation Bio may also experience delays in developing a sustainable, reproducible and scalable manufacturing process or transferring that process to commercial partners, which may prevent it from completing its clinical trials or commercializing its product candidates on a timely or profitable basis, if at all.

Nuvation Bio may develop product candidates in combination with other therapies, and that may expose it to additional risks.

Nuvation Bio may develop future product candidates for use in combination with one or more currently approved cancer therapies. Even if any product candidate Nuvation Bio develops was to receive marketing approval or be commercialized for use in combination with other existing therapies, it would continue to be subject to the risks that the FDA or similar foreign regulatory authorities could revoke approval of the therapy used in combination with its product candidate, or that safety, efficacy, manufacturing or supply issues could arise with these existing therapies. Combination therapies are commonly used for the treatment of cancer, and Nuvation Bio would be subject to similar risks if it develops any of its product candidates for use in combination with other drugs or for indications other than cancer. This could result in Nuvation Bio’s own products being removed from the market or being less successful commercially.

Nuvation Bio may also evaluate its product candidates in combination with one or more other cancer therapies that have not yet been approved for marketing by the FDA or similar foreign regulatory authorities. Nuvation Bio will not be able to market and sell its product candidates it develops in combination with any such unapproved cancer therapies that do not ultimately obtain marketing approval.

If the FDA or similar foreign regulatory authorities do not approve these other drugs or revoke their approval of, or if safety, efficacy, manufacturing or supply issues arise with, the drugs Nuvation Bio chooses to evaluate in combination with its product candidates, it may be unable to obtain approval of or market its product candidates.

Clinical trials are very expensive, time-consuming and difficult to design and implement, and involve uncertain outcomes. Furthermore, results of earlier preclinical studies and clinical trials may not be predictive of results of future preclinical studies or clinical trials.

The risk of failure for Nuvation Bio’s product candidates is high. It is impossible to predict when or if any of its product candidates will prove safe or effective in humans or will receive regulatory approval. To obtain the requisite regulatory approvals to market and sell any of its product candidates, Nuvation Bio must demonstrate through extensive preclinical studies and clinical trials that its product candidates are safe and effective in humans for use in each target indication. Preclinical investigation and clinical testing are expensive and can take many years to complete, and the outcome is inherently uncertain. Failure can occur at any time during the preclinical investigation or clinical trial process.

In addition, the results of preclinical studies and earlier clinical trials may not be predictive of the results of later-stage preclinical studies or clinical trials. The results generated to date in preclinical studies for Nuvation Bio’s product candidates do not ensure that later preclinical studies or clinical trials will demonstrate similar results. Nuvation Bio has not generated any clinical data for any of its product candidates. Product candidates in later stages of clinical trials, although it has none at this stage as of yet, may fail to show the desired safety and efficacy traits despite having progressed through preclinical and earlier-stage clinical trials. In later-stage clinical trials, Nuvation Bio will likely be subject to more rigorous statistical analyses than in earlier-stage clinical trials. A number of companies in the pharmaceutical industry have suffered significant setbacks in later-stage clinical trials due to adverse safety profiles or lack of efficacy, notwithstanding promising results in earlier trials, and Nuvation Bio cannot be certain that it will not face similar setbacks. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products.

In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in clinical trial procedures set forth in protocols, differences in the size and type of the patient populations, adherence to the dosing regimen and other clinical trial protocols and the rate of dropout among clinical trial participants. If Nuvation Bio fails to produce positive results in its current or planned preclinical studies or clinical trials of any of its product candidates, the development timeline and regulatory approval and commercialization prospects for its product candidates, and, correspondingly, its business and financial prospects, would be materially and adversely affected.

Nuvation Bio may encounter substantial delays in its preclinical studies or clinical trials or it may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.

Before obtaining marketing approval from regulatory authorities for the sale of Nuvation Bio’s product candidates, it must conduct extensive preclinical studies and clinical trials to demonstrate the safety and efficacy of the product candidate for its intended indications. Preclinical studies and clinical trials are expensive, time-consuming and uncertain as to outcome. Nuvation Bio cannot guarantee that any preclinical studies or clinical trials will be conducted as planned or completed on schedule, if at all. A failure of one or more preclinical studies or clinical trials can occur at any stage of testing. Events that may prevent successful or timely completion of preclinical or clinical development include:

•	delays in conducting experiments or preclinical studies or unsatisfactory results from such experiments or studies;

•	delays in reaching a consensus with regulatory authorities on trial design;

•	delays in reaching agreement or failing to agree on acceptable terms with prospective CROs and clinical trial sites;

•	delays in opening sites and recruiting suitable patients to participate in its clinical trials;

•	delays in enrollment due to travel or quarantine policies, or other factors, related to ongoing COVID-19 pandemic, other pandemics or other events outside its control;

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imposition of a clinical hold by regulatory authorities as a result of a serious adverse event, concerns with a class of product candidates or after an inspection of its clinical trial operations or trial sites;

•	delays in having patients complete participation in a trial or return for post-treatment follow-up;

•	occurrence of serious adverse events associated with the product candidate that are viewed to outweigh its potential benefits; or

•	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols.

For instance, the ongoing COVID-19 pandemic and the measures taken by the governmental authorities could disrupt the supply chain and the manufacture or shipment of drug substances and finished drug products for Nuvation Bio’s product candidates for use in its research and clinical trials, delay, limit or prevent its employees and CROs from continuing research and development activities, impede the ability of patients to enroll or continue in clinical trials, or impede testing, monitoring, data collection and analysis or other related activities, any of which could delay its clinical trials and increase its development costs, and have a material adverse effect on its business, financial condition and results of operations.

Any inability to timely and successfully complete preclinical and clinical development could result in additional costs to Nuvation Bio or impair its ability to achieve regulatory and commercialization milestones. In addition, if Nuvation Bio makes manufacturing or formulation changes to its product candidates, it may need to conduct additional testing to bridge its modified product candidate to earlier versions. Clinical trial delays could also shorten any periods during which Nuvation Bio may have the exclusive right to commercialize its product candidates, if approved, or allow its competitors to bring comparable drugs to market before it does, which could impair its ability to successfully commercialize its product candidates and may harm its business, financial condition, results of operations and prospects.

Additionally, if the results of Nuvation Bio’s preclinical studies or clinical trials are inconclusive or if there are safety concerns or serious adverse events associated with its product candidates, it may:

•	be delayed in obtaining marketing approval, if at all;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;

•	be subject to additional post-marketing testing requirements;

•	be required to perform additional clinical trials to support approval or be subject to additional post-marketing testing requirements;

•	have regulatory authorities withdraw, or suspend, their approval of the drug or impose restrictions on its distribution in the form of a modified risk evaluation and mitigation strategy (“REMS”);

•	be subject to the addition of labeling statements, such as warnings or contraindications;

•	be sued; or

•	experience damage to its reputation.

Nuvation Bio’s drug development costs will also increase if it experiences delays in testing or obtaining marketing approvals. Nuvation Bio does not know whether any of its preclinical studies or clinical trials will begin as planned, need to be restructured or be completed on schedule, if at all.

Further, Nuvation Bio, the FDA or an institutional review board (“IRB”) may suspend its clinical trials at any time if it appears that its or its collaborators are failing to conduct a trial in accordance with regulatory requirements, including the FDA’s current Good Clinical Practice (“GCP”), regulations, that it is exposing participants to unacceptable health risks or if the FDA finds deficiencies in its Investigational New Drug (“IND”) Applications, or the conduct of these trials. Therefore, Nuvation Bio cannot predict with any certainty the schedule for commencement and completion of future clinical trials. If Nuvation Bio experiences delays in the commencement or completion of its clinical trials, or if it terminates a clinical trial prior to completion, the commercial prospects of its product candidates could be negatively impacted, and its ability to generate revenues from its product candidates may be delayed or eliminated entirely.

Nuvation Bio may expend its limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because Nuvation Bio has limited financial and managerial resources, it focuses on research programs that it identifies for specific indications. As a result, it may forego or delay pursuit of opportunities with other product candidates or for other indications, even those that it has begun investigating and that may have shown promise, —that later prove to have greater commercial potential. Nuvation Bio’s resource allocation decisions may cause it to fail to capitalize on viable commercial therapies or profitable market opportunities. Nuvation Bio’s spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. If Nuvation Bio does not accurately evaluate the commercial potential or target market for a particular product candidate, it may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for it to retain sole development and commercialization rights to such product candidate.

If any of Nuvation Bio’s product candidates receives marketing approval and it, or others, later discovers that the drug is less effective than previously believed or causes undesirable side effects that were not previously identified, Nuvation Bio’s ability to market the drug could be compromised.

Clinical trials of Nuvation Bio’s product candidates are conducted in carefully defined subsets of patients who have agreed to enter into clinical trials. Consequently, it is possible that its clinical trials may indicate an apparent positive effect of a product candidate that is greater than the actual positive effect, if any, or alternatively fail to identify undesirable side effects. If one or more of Nuvation Bio’s product candidates receives regulatory approval, and it, or others, later discover that they are less effective than previously believed, or cause undesirable side effects, a number of potentially significant negative consequences could result, including:

•	withdrawal or limitation by regulatory authorities of approvals of such product;

•	seizure of the product by regulatory authorities;

•	recall of the product;

•	restrictions on the marketing of the product or the manufacturing process for any component thereof;

•	requirement by regulatory authorities of additional warnings on the label, such as a “black box” warning or contraindication;

•	requirements that it implement a REMS or create a medication guide outlining the risks of such side effects for distribution to patients;

•	commitment to expensive additional safety studies prior to approval or post-marketing studies required by regulatory authorities of such product;

•	adverse impact on the product’s competitiveness;

•	initiation of regulatory investigations and government enforcement actions;

•	initiation of legal action against it to hold it liable for harm caused to patients; and

•	harm to its reputation and resulting harm to physician or patient acceptance of its products.

Any of these events could prevent Nuvation Bio from achieving or maintaining market acceptance of the particular product candidate, if approved, and could harm its business, financial condition, results of operations and prospects.

If Nuvation Bio encounters difficulties enrolling patients in its clinical trials, its clinical development activities could be delayed or otherwise adversely affected.

Nuvation Bio may experience difficulties in patient enrollment in its clinical trials for a variety of reasons, including challenges resulting from the ongoing COVID-19 pandemic. The timely completion of clinical trials in accordance with their protocols depends, among other things, on Nuvation Bio’s ability to enroll a sufficient number of patients who remain in the study until its conclusion. The enrollment of patients depends on many factors, including:

•	the patient eligibility criteria defined in the protocol;

•	the size and health of the patient population required for analysis of the trial’s primary endpoints;

•	the proximity of patients to study sites;

•	the design of the trial;

•	its ability to recruit clinical trial investigators with the appropriate competencies and experience;

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clinicians’ and patients’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new drugs that may be approved for the indications it is investigating;

•	its ability to obtain and maintain patient consents; and

•	the risk that patients enrolled in clinical trials will drop out of the trials before completion.

In addition, Nuvation Bio’s clinical trials will compete with other clinical trials for product candidates that are in the same therapeutic areas as its product candidates, and this competition will reduce the number and types of patients available to it, because some patients who might have opted to enroll in its trials may instead opt to enroll in a trial being conducted by one of its competitors. Since the number of qualified clinical investigators is limited, Nuvation Bio expects to conduct some of its clinical trials at the same clinical trial sites that some of its competitors use, which will reduce the number of patients who are available for its clinical trials at such clinical trial site. Moreover, because Nuvation Bio’s product candidates represent a departure from more commonly used methods for cancer treatment, potential patients and their doctors may be inclined to use conventional therapies rather than enroll patients in any future clinical trial.

Delays in patient enrollment may result in increased costs or may affect the timing or outcome of our current or planned clinical trials, which could prevent completion of these trials and adversely affect Nuvation Bio’s ability to advance the development of its product candidates.

Nuvation Bio may become exposed to costly and damaging liability claims, either when testing its product candidates in the clinic or at the commercial stage, and its product liability insurance may not cover all damages from such claims.

Nuvation Bio is exposed to potential product liability and professional indemnity risks that are inherent in the research, development, manufacturing, marketing and use of pharmaceutical products. Nuvation Bio currently has no products that have been approved for commercial sale. However, the current and future use of product candidates by Nuvation Bio in clinical trials, and the sale of any approved products in the future, may expose it to liability claims. These claims might be made by patients who use the product, healthcare providers, pharmaceutical companies or others selling such products. Any claims against Nuvation Bio, regardless of their merit, could be difficult and costly to defend or settle, and could compromise the market acceptance of its product candidates or any prospects for commercialization of its product candidates, if approved. For more information regarding the risks associated with intellectual property-related litigation, see also “Risk Factors—Risks Related to Nuvation Bio’s Intellectual Property” on page 58.

Although the clinical trial process is designed to identify and assess potential side effects, it is always possible that a drug, even after regulatory approval, may exhibit unforeseen side effects. If any of its product candidates were to cause adverse side effects during clinical trials or after approval of the product candidate, Nuvation Bio may be exposed to substantial liabilities. Physicians and patients may not comply with any warnings that identify known potential adverse effects and patients who should not use its product candidates.

Although Nuvation Bio maintains product liability insurance coverage, such insurance may not be adequate to cover all liabilities that it may incur. Nuvation Bio may need to increase its insurance coverage each time it commences a clinical trial and if it successfully commercializes any product candidate. As the expense of insurance coverage is increasing, Nuvation Bio may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise. If a successful product liability claim or series of claims is brought against Nuvation Bio for uninsured liabilities or in excess of insured liabilities, its assets may not be sufficient to cover such claims and its business operations could be impaired.

Risks Related to Commercialization of Nuvation Bio’s Product Candidates

Nuvation Bio has never commercialized a product candidate and it may lack the necessary expertise, personnel and resources to successfully commercialize any of its products that receive regulatory approval on its own or together with collaborators.

Nuvation Bio has never commercialized a product candidate. Nuvation Bio operations to date have been limited to organizing and staffing its company, business planning, raising capital and undertaking preclinical studies of its product candidates. Nuvation Bio currently has no sales force, marketing, manufacturing or distribution capabilities. To achieve commercial success of its product candidates, if any are approved, Nuvation Bio will have to develop its own sales, marketing and manufacturing capabilities or outsource these activities to a third party.

Factors that may affect Nuvation Bio’s ability to commercialize its product candidates on its own include recruiting and retaining adequate numbers of effective sales and marketing personnel, persuading adequate numbers of physicians to prescribe its product candidates and other unforeseen costs associated with creating an independent sales and marketing organization. Developing a sales and marketing organization requires significant investment, is time-consuming and could delay the launch of Nuvation Bio’s product candidates. Nuvation Bio may not be able to build an effective sales and marketing organization in the U.S., the European Union or other key global markets. If it is unable to build its own distribution and marketing capabilities or to find suitable partners for the commercialization of its product candidates, Nuvation Bio may have difficulties generating revenue from them.

Nuvation Bio faces competition, which may result in others discovering, developing or commercializing products before or more successfully than it does.

The development and commercialization of new drug products is highly competitive. Nuvation Bio faces competition with respect to its current product candidates, and will face competition with respect to any product candidates that it may seek to develop or commercialize in the future, from major pharmaceutical, specialty pharmaceutical and biotechnology companies, among others. Nuvation Bio competes in the segments of the pharmaceutical, biotechnology and other related markets that develop immunotherapies for the treatment of cancer. There are other companies working to develop immunotherapies for the treatment of cancer including divisions of large pharmaceutical and biotechnology companies of various sizes. Some of these competitive products and therapies are based on scientific approaches that are the same as or similar to Nuvation Bio’s approach, and others are based on entirely different approaches. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

Nuvation Bio is developing its initial product candidates for the treatment of cancer, and currently none of these therapies are approved. There are already a variety of available drug therapies marketed for cancer, and some of the currently approved drug therapies are branded and subject to patent protection and others are available on a generic basis. Many of these approved drugs are well established therapies and are widely accepted by physicians, patients and third-party payors. Insurers and other third-party payors may also encourage the use of generic products. Nuvation Bio expects that if its product candidates are approved, they will be priced at a significant premium over competitive generic products. This may make it difficult for Nuvation Bio to achieve its business strategy of replacing existing therapies with its product candidates.

Nuvation Bio’s competitors may succeed in developing, acquiring or licensing, on an exclusive basis, products that are more effective or less costly than any product candidate that it may develop. In addition, most of these companies have substantially greater sales, marketing and other experience and reserves than Nuvation Bio does. Competition may further increase as a result of advances in the commercial applicability of technologies for drug discovery and development and greater availability of capital for investment in cancer therapies.

Established pharmaceutical companies may invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make Nuvation Bio’s product candidates less competitive. In addition, any new product that competes with an approved product must demonstrate compelling advantages in efficacy, convenience, tolerability and safety in order to overcome price competition and to be commercially successful. Accordingly, Nuvation Bio’s competitors may succeed in obtaining patent protection, discovering, developing, receiving FDA approval for or commercializing drugs before it does, which would have an adverse impact on its business and results of operations.

The availability of Nuvation Bio’s competitors’ products could limit the demand and the price Nuvation Bio is able to charge for any product candidate it commercializes, if any. The inability to compete with existing or subsequently introduced drugs would harm Nuvation Bio’s business, financial condition, results of operations and prospects.

Even if any of Nuvation Bio’s product candidates receive marketing approval, they may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

If NUV-422 and Nuvation Bio’s other current and future product candidates receive marketing approval, whether as a single agent or in combination with other therapies, they may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. For example, current approved immunotherapies and other cancer treatments like chemotherapy and radiation therapy are well established in the medical community, and doctors may continue to rely on these therapies. If any of Nuvation Bio’s product candidates do not achieve an adequate level of acceptance, it may not generate significant product revenues and it may never become profitable. The degree of market acceptance of Nuvation Bio’s product candidates, if approved for commercial sale, will depend on a number of factors, including:

•	efficacy and potential advantages compared to alternative treatments;

•	the ability to offer its products, if approved, for sale at competitive prices;

•	convenience and ease of administration compared to alternative treatments;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the strength of marketing and distribution support;

•	sufficient third-party coverage or reimbursement, including of combination therapies;

•	the willingness of patients to pay all, or a portion of, out-of-pocket costs associated with its products in the absence of sufficient third-party coverage and adequate reimbursement;

•	adoption of a companion diagnostic or complementary diagnostic; and

•	the prevalence and severity of any side effects.

The successful commercialization of certain of Nuvation Bio’s product candidates will depend in part on the extent to which governmental authorities and health insurers establish adequate coverage, reimbursement levels and pricing policies. Failure to obtain or maintain adequate coverage and reimbursement for Nuvation Bio’s product candidates, if approved, could limit its ability to market those products and decrease its ability to generate revenue.

The availability and adequacy of coverage and reimbursement by governmental healthcare programs such as Medicare and Medicaid, private health insurers and other third-party payors are essential for most patients to be able to afford products such as Nuvation Bio’s product candidates, if approved. Nuvation Bio’s ability to achieve acceptable levels of coverage and reimbursement for products by governmental authorities, private health insurers and other organizations will have an effect on its ability to successfully commercialize its product candidates and, if desired, attract collaboration partners to invest in the development of its product candidates. Coverage under certain government programs, such as Medicare, Medicaid, the 340B drug pricing program and TRICARE, may not be available for certain of Nuvation Bio’s product candidates. Assuming Nuvation Bio obtains coverage for a given product by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. Nuvation Bio cannot be sure that coverage and reimbursement in the U.S., the European Union or elsewhere will be available for any product that it may develop, and any reimbursement that may become available may be decreased or eliminated in the future.

Third-party payors increasingly are challenging prices charged for pharmaceutical products and services, and many third-party payors may refuse to provide coverage and reimbursement for particular drugs when an equivalent generic drug, biosimilar or a less expensive therapy is available. It is possible that a third-party payor may consider Nuvation Bio’s product candidates and other therapies as substitutable and only offer to reimburse patients for the less expensive product. Even if Nuvation Bio shows improved efficacy or improved convenience of administration with its product candidates, pricing of existing drugs may limit the amount it will be able to charge for its product candidates. These payors may deny or revoke the reimbursement status of a given product or establish prices for new or existing marketed products at levels that are too low to enable Nuvation Bio to realize an appropriate return on its investment in product development. If reimbursement is not available or is available only at limited levels, Nuvation Bio may not be able to successfully commercialize its product candidates, and may not be able to obtain a satisfactory financial return on products that it may develop.

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the U.S., third-party payors, including private and governmental payors, such as the Medicare and Medicaid programs, play an important role in determining the extent to which new drugs and biologics will be covered. The Medicare and Medicaid programs increasingly are used as models for how private payors and other governmental payors develop their coverage and reimbursement policies for drugs and biologics. Some third-party payors may require pre-approval of coverage for new or innovative devices or drug therapies before they will reimburse healthcare providers who use such therapies. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement for Nuvation Bio’s product candidates.

Obtaining and maintaining reimbursement status is time-consuming and costly. No uniform policy for coverage and reimbursement for products exists among third-party payors in the U.S. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require Nuvation Bio to provide scientific and clinical support for the use of its products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Furthermore, rules and regulations regarding reimbursement change frequently, in some cases at short notice, and Nuvation Bio believes that changes in these rules and regulations are likely.

Moreover, increasing efforts by governmental and third-party payors in the U.S. and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for Nuvation Bio’s product candidates. Nuvation Bio expects to experience pricing pressures in connection with the sale of any of its product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare may adversely affect:

•	the demand for any products for which Nuvation Bio may obtain regulatory approval;

•	Nuvation Bio’s ability to set a price that it believes is fair for its products;

•	its ability to obtain coverage and reimbursement approval for a product;

•	its ability to generate revenues and achieve or maintain profitability; and

•	the level of taxes that it is required to pay.

Even if Nuvation Bio receives marketing approval for any of its product candidates, it may not achieve market acceptance, which would limit the revenue that it can generate from sales of any of its approved product candidates.

Even if the FDA approves the marketing of any product candidates that Nuvation Bio develops, physicians, patients, third-party payors or the medical community may not accept or use them. Efforts to educate the medical community and third-party payors on the benefits of Nuvation Bio’s product candidates may require significant resources and may not be successful. Market acceptance of NUV-422 and Nuvation Bio’s other product candidates, if any are approved, will depend on a number of factors, including, among others:

•	the ability of NUV-422 and its other product candidates to treat cancer, as compared with other available drugs, treatments or therapies;

•	the prevalence and severity of any adverse side effects associated with NUV-422 and its other product candidates;

•	limitations or warnings contained in the labeling approved for NUV-422 or its other product candidates by the FDA;

•	availability of alternative treatments;

•	the size of the target patient population, and the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the strength of marketing and distribution support and timing of market introduction of competitive products;

•	publicity for its product candidates and competing products and treatments;

•	pricing and cost effectiveness;

•	the effectiveness of its sales and marketing strategies;

•	the ability to increase awareness of its product candidates through marketing efforts;

•	its ability to obtain sufficient third-party coverage and adequate reimbursement; and

•	the likelihood that the FDA may impose additional requirements that limit the promotion, advertising, distribution or sales of its product candidates.

If any one of Nuvation Bio’s product candidates is approved but does not achieve an adequate level of acceptance by patients, physicians and third-party payors, it may not generate sufficient revenue to become or remain profitable and its business may be harmed.

Even if Nuvation Bio obtains regulatory approval for its product candidates, it will remain subject to ongoing regulatory oversight.

Even if Nuvation Bio obtains regulatory approval for any of its product candidates, it will be subject to extensive and ongoing regulatory requirements for manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, sampling and record-keeping. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with current good manufacturing practices (“cGMP”), regulations and GCPs, for any clinical trials that Nuvation Bio conducts post-approval, all of which may result in significant expense and limit its ability to commercialize such products. In addition, any regulatory approvals that Nuvation Bio receives for its product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product candidate. The FDA may also require a REMS as a condition of approval of Nuvation Bio’s product candidates, which could include requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools.

The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of Nuvation Bio’s product candidates. Nuvation Bio cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the U.S. or abroad. If Nuvation Bio is slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if it is not able to maintain regulatory compliance, it may lose any marketing approval that it may have obtained and it may not achieve or sustain profitability. Moreover, if there are changes in the application of legislation or regulatory policies, or if problems are discovered with a product or Nuvation Bio’s manufacture of a product, or if it or one of its distributors, licensees or co-marketers fails to comply with regulatory requirements, the regulators could take various actions. These include:

•	issuing warning or untitled letters;

•	seeking an injunction or imposing civil or criminal penalties or monetary fines;

•	suspension or imposition of restrictions on operations, including product manufacturing;

•	seizure or detention of products, refusal to permit the import or export of products or request that it initiate a product recall;

•	suspension or withdrawal of its marketing authorizations;

•	suspension of any ongoing clinical trials;

•	refusal to approve pending applications or supplements to applications submitted by it; or

•	requiring it to conduct additional clinical trials, change its product labeling or submit additional applications for marketing authorization.

If any of these events occurs, Nuvation Bio’s ability to sell such product may be impaired, and it may incur substantial additional expense to comply with regulatory requirements, which could harm its business, financial condition, results of operations and prospects.

If any of Nuvation Bio’s product candidates are approved for marketing and commercialization and it is unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market its product candidates, it will be unable to successfully commercialize its product candidates if and when they are approved.

Nuvation Bio has no sales, marketing or distribution capabilities or experience. To achieve commercial success for any approved product for which it retains sales and marketing responsibilities, Nuvation Bio must either develop a sales and marketing organization, which would be expensive and time consuming, or outsource these functions to other third parties. In the future, Nuvation Bio may choose to build a focused sales and marketing infrastructure to sell, or participate in sales activities with its collaborators for, some of its product candidates if and when they are approved.

There are risks involved with both establishing Nuvation Bio’s own sales and marketing capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force is expensive and time consuming and could delay any product launch. If the commercial launch of a product candidate for which Nuvation Bio recruits a sales force and establish marketing capabilities is delayed or does not occur for any reason, it would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and Nuvation Bio’s investment would be lost if it cannot retain or reposition its sales and marketing personnel.

Factors that may inhibit Nuvation Bio’s efforts to commercialize its product candidates on its own include:

•	the inability to recruit and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe any future product candidates;

•	the lack of complementary products to be offered by sales personnel, which may put it at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If Nuvation Bio enters into arrangements with third parties to perform sales, marketing and distribution services, its product revenues or the profitability of these product revenues to it are likely to be lower than if it were to market and sell any products that it develops itself. In addition, Nuvation Bio may not be successful in entering into arrangements with third parties to sell and market its product candidates or may be unable to do so on terms that are favorable to it. In entering into third-party marketing or distribution arrangements, any revenue Nuvation Bio receives will depend upon the efforts of the third parties and it cannot assure you that such third parties will establish adequate sales and distribution capabilities or devote the necessary resources and attention to sell and market its product candidates effectively. If Nuvation Bio does not establish sales and marketing capabilities successfully, either on its own or in collaboration with third parties, it will not be successful in commercializing its product candidates.

Risks Related to Nuvation Bio’s Dependence on Third Parties

Nuvation Bio relies on third parties to perform the chemistry work associated with its drug discovery and preclinical activities and to conduct its preclinical studies and future clinical trials, and its business could be substantially harmed if these third parties cease performing services or perform in an unsatisfactory manner.

Nuvation Bio does not have any laboratory facilities and has relied to date on a single third party, SPARCBIO LLC, which itself subcontracts certain of its activities to Integral BioSciences private Limited (“IBS”), to perform substantially all of the medicinal chemistry work associated with its drug discovery activities. Scientists employed by IBS and SPARCBIO LLC are named inventors on many of the patent applications covering Nuvation Bio’s product candidates and have assigned their inventions to Nuvation Bio as called for by a five-year Collaboration Agreement entered into between Nuvation Bio and SPARCBIO LLC in January 2019 and predecessor agreements entered into in April 2018 and February 2017. Nuvation Bio has only limited control over IBS’s and SPARCBIO LLC’s performance of the activities SPARCBIO LLC is required to perform under the Collaboration Agreement.

Nuvation Bio also does not currently have the ability to independently conduct preclinical studies or clinical trials without outside assistance. It has relied on CROs to conduct all of its preclinical studies to date and intends to conduct its future clinical trials by leveraging expertise and assistance from CROs as appropriate. Nuvation Bio plans to rely upon medical institutions, clinical investigators, contract laboratories and other third parties, such as CROs, to conduct or assist it in conducting GCP-compliant clinical trials on its product candidates properly and on time, and may not currently have all of the necessary contractual relationships in place to do so. Once Nuvation Bio has established contractual relationships with such third-party CROs, it will have only limited control over their actual performance of these activities.

Nuvation Bio and its CROs and other vendors are required to comply with cGMP, GCP, and good laboratory practice (“GLP”), which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Union and any comparable foreign regulatory authorities for all of its product candidates in preclinical and clinical development. Regulatory authorities enforce these regulations through periodic inspections of trial sponsors, principal investigators, clinical trial sites and other contractors. Although Nuvation Bio will rely on CROs to conduct any current or planned GLP-compliant preclinical studies and GCP-compliant clinical trials and has limited influence over their actual performance, it remains responsible for ensuring that each of its preclinical studies and clinical trials is conducted in accordance with its investigational plan and protocol and applicable laws and regulations, and its reliance on the CROs does not relieve it of its regulatory responsibilities. If Nuvation Bio or any of its CROs or vendors fail to comply with applicable regulations, the data generated in its preclinical studies and clinical trials may be deemed unreliable and the FDA, EMA, MHRA or any comparable foreign regulatory agency may require it to perform additional preclinical studies and clinical trials before approving its marketing applications. Nuvation Bio cannot assure you that upon inspection by a given regulatory agency, such regulatory agency will determine that all of its clinical trials comply with GCP regulations. In addition, Nuvation Bio’s clinical trials must be conducted with products produced under cGMP requirements. Nuvation Bio’s failure to comply with these requirements may require it to repeat clinical trials, which would delay the regulatory approval process.

While Nuvation Bio or its subcontractors have or will have agreements governing their activities, IBS, SPARCBIO LLC and its other CROs are contractors, and Nuvation Bio will not be able to control whether or not they devote sufficient time and resources to its future chemistry work and preclinical and clinical programs. These CROs may also have relationships with other commercial entities, including Nuvation Bio’s competitors, for whom they may also be conducting clinical trials or other chemistry or drug discovery or development activities. Nuvation Bio faces the risk of potential unauthorized disclosure, infringement, misappropriation or other violation of its intellectual property by CROs, which may reduce its trade secret protection and allow its potential competitors, and other third parties, to access and exploit its proprietary technology. CROs also may use Nuvation Bio’s proprietary information and intellectual property in such a way as to invite litigation or other intellectual property-related proceedings that could jeopardize or invalidate its proprietary information and intellectual property. If SPARCBIO LLC or other CROs do not successfully carry out their contractual duties or obligations, fail to meet expected deadlines or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to its clinical protocols or regulatory requirements or for any other reason, its clinical trials or other drug discovery or development activities may be extended, delayed or terminated, the clinical data generated in its clinical trials may be deemed unreliable, and it may not be able to obtain regulatory approval for, or successfully commercialize any product candidate that it develops. As a result, Nuvation Bio’s financial results and the commercial prospects for any product candidate that it develops would be harmed, its costs could increase, and its ability to generate revenue could be delayed.

If Nuvation Bio’s relationships with SPARCBIO LLC or other CROs were to terminate, it might not be able to enter into arrangements with alternative CROs or do so on commercially reasonable terms. Switching or adding additional CROs involves substantial cost and requires management time and focus, and could delay the discovery, development and commercialization of Nuvation Bio’s product candidates. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can negatively impact Nuvation Bio’s ability to meet its desired clinical development timelines. Though Nuvation Bio intends to carefully manage its relationships with its CROs, there can be no assurance that it will not encounter challenges or delays in the future or that these delays or challenges will not have a negative impact on its business and financial condition.

Nuvation Bio does not have its own manufacturing capabilities and will rely on third parties to produce clinical and commercial supplies of NUV-422 and its other current and future product candidates.

Nuvation Bio has limited experience in drug formulation and manufacturing and does not own or operate, and it does not expect to own or operate, facilities for drug manufacturing, storage, distribution or testing. To date, Nuvation Bio has obtained active pharmaceutical ingredients (“APIs”), and drug product for its investigational products from single-source third-party CMOs. Nuvation Bio is in the process of developing its supply chain for each of its investigational products and intends to put in place framework agreements under which CMOs will generally provide it with necessary quantities of API and drug product on a project-by-project basis based on its development needs. Nuvation Bio seeks to use a different CMO for each investigational product and will consider further diversification of drug product and supply organizations as circumstances warrant.

Third-party CMOs may be unable or unwilling to supply Nuvation Bio with sufficient clinical and commercial grade quantities of its clinical materials due to production shortages or other supply interruptions resulting from the ongoing COVID-19 pandemic or otherwise, because they are purchased by one its competitors or another company that decides not to continue supplying it with these materials, or for other reasons. If one or more of these events occur and Nuvation Bio is unable to timely establish an alternate supply from one or more third-party CMOs, it could experience delays in its development efforts as it locates and qualifies new manufacturers. Under such circumstances, Nuvation Bio may be required to receive drug substance for use on a purchase order basis, and as such, there can be no assurance that it will actually receive sufficient quantities. See the risk factor titled also “—Nuvation Bio’s business, operations and clinical development plans and timelines and supply chain could be adversely affected by the effects of health epidemics, including the ongoing COVID-19 pandemic, on the manufacturing, clinical trial and other business activities performed by it or by third parties with whom it conducts business, including its CMOs, CROs, shippers and others” on page 69 below.

Further, Nuvation Bio’s reliance on third-party manufacturers exposes it to risks beyond its control, including the risk of:

•	inability to meet its product specifications and quality requirements consistently;

•	delay or inability to procure or expand sufficient manufacturing capacity;

•	manufacturing and quality issues, including related to scale-up of manufacturing;

•	costs and validation of new equipment and facilities required for additional scale-up;

•	failure of the manufacturer to comply with cGMP and similar foreign standards;

•	inability to negotiate manufacturing agreements with third parties on commercially reasonable terms;

•	termination or nonrenewal of manufacturing agreements with third parties in a manner or at a time that is costly or damaging to it;

•

reliance on a limited number of sources, and in some cases, single sources for components, such that if it is unable to secure a sufficient supply of these drug components, it will be unable to manufacture and sell NUV-422 or other product candidates in a timely fashion, in sufficient quantities or under acceptable terms;

•	lack of qualified backup suppliers for those components that are currently purchased from a sole or single source supplier;

•

operations of its third-party manufacturers or suppliers being disrupted by conditions unrelated to its business or operations, including the bankruptcy of the manufacturer or supplier or the issuance of a FDA Form 483 notice or warning letter;

•	carrier disruptions or increased costs that are beyond its control; and

•	failure to deliver its products under specified storage conditions and in a timely manner.

Some of these events could be the basis for FDA action, including injunction, recall, seizure or total or partial suspension of production. In addition, Nuvation Bio’s third-party manufacturers and suppliers are subject to FDA inspection from time to time. Failure by its third-party manufacturers and suppliers to pass such inspections and otherwise satisfactorily complete the FDA approval regimen with respect to Nuvation Bio’s product candidate may result in regulatory actions such as the issuance of FDA Form 483 notices of observations, warning letters or injunctions or the loss of operating licenses. In addition, Nuvation Bio’s third-party manufacturers and suppliers are subject to numerous environmental, health and safety laws and regulations, including those governing the handling, use, storage, treatment and disposal of waste products, and failure to comply with such laws and regulations could result in significant costs associated with civil or criminal fines and penalties for such third parties. Based on the severity of the regulatory action, Nuvation Bio’s clinical or commercial supply of drug and packaging and other services could be interrupted or limited, which could harm its business.

In addition, Nuvation Bio’s CMOs are or may be engaged with other companies to supply and manufacture materials or products for such companies, which also exposes its suppliers and manufacturers to regulatory risks for the production of such materials and products. As a result, failure to meet the regulatory requirements for the production of those materials and products may also affect the regulatory clearance of a contract supplier’s or manufacturer’s facility. If the FDA or a comparable foreign regulatory agency does not approve these facilities for the supply or manufacture of Nuvation Bio’s product candidates, or if it withdraws its approval in the future, Nuvation Bio may need to find alternative supply or manufacturing facilities, which would negatively impact its ability to develop, obtain regulatory approval of or market its product candidates, if approved.

As Nuvation Bio prepares for later-stage clinical trials and potential commercialization, it will need to take steps to increase the scale of production of its product candidates, which may include transferring production to new third-party suppliers or manufacturers. In order to conduct larger or late-stage scale clinical trials for Nuvation Bio’s product candidates and supply sufficient commercial quantities of the resulting drug product and its components, if that product candidate is approved for sale, its CMOs and suppliers will need to produce its product candidates in larger quantities, more cost effectively and, in certain cases, at higher yields than they currently achieve. These third-party contractors may not be able to successfully increase the manufacturing capacity for any such product candidates in a timely or cost-effective manner or at all. Significant scale up of manufacturing may require additional processes, technologies and validation studies, which are costly, may not be successful and which the FDA and foreign regulatory authorities must review and approve. In addition, quality issues may arise during those scale-up activities because of the inherent properties of a product candidate itself or of a product candidate in combination with other components added during the manufacturing and packaging process, or during shipping and storage of the APIs or the finished product. If Nuvation Bio’s third-party CMOs are unable to successfully scale up the manufacture of any of its product candidates in sufficient quality and quantity and at commercially reasonable prices, and Nuvation Bio is unable to find one or more replacement suppliers or manufacturers capable of production at a substantially equivalent cost in substantially equivalent volumes and quality, and it is unable to successfully transfer the processes on a timely basis, the development of that product candidate and regulatory approval or commercial launch for any resulting products may be delayed, or there may be a shortage in supply, either of which could significantly harm its business, financial condition, results of operations and prospects.

Any of these events could lead to clinical trial delays, failure to obtain regulatory approval or impact Nuvation Bio’s ability to successfully commercialize any potential future product candidates. If Nuvation Bio is not able to establish collaborations, it may have to alter some of its future development and commercialization plans.

Nuvation Bio’s product development programs and the potential commercialization of its product candidates will require substantial additional capital to fund expenses, and it may enter into collaboration agreements with pharmaceutical and biotechnology companies for the future development and potential commercialization of its product candidates. If it does enter into one or more such collaborations, Nuvation Bio will likely have limited control over the amount and timing of resources that its collaborators dedicate to the development or commercialization of any product candidates it may seek to develop with them. Nuvation Bio cannot predict the success of any collaboration that it may enter into.

Nuvation Bio faces significant competition in seeking appropriate collaborators, and a number of more established companies may also be pursuing strategies to license or acquire third-party intellectual property rights that it may consider attractive. These established companies may have a competitive advantage over Nuvation Bio due to their size, financial resources and greater clinical development and commercialization experience and capabilities. In addition, companies that perceive Nuvation Bio to be a competitor may be unwilling to assign or license rights to it. Whether Nuvation Bio reaches a definitive agreement for a collaboration will depend, among other things, upon its assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA, EMA, MHRA or similar foreign regulatory authorities, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, competing products, the existence of uncertainty with respect to Nuvation Bio’s ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge, and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with Nuvation Bio for its product candidate. Nuvation Bio may also be restricted under future license agreements from entering into agreements on certain terms with potential collaborators. Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators.

Nuvation Bio may not be able to negotiate collaboration agreements on a timely basis, on acceptable terms, or at all. Even if it is able to obtain a license to intellectual property of interest, Nuvation Bio may not be able to secure exclusive rights, in which case others could use the same rights and compete with it. Nuvation Bio’s collaboration partners, if any, may not prioritize its product candidates or otherwise not effectively pursue the development of its product candidates, which may delay, reduce or terminate the development of such product candidate, reduce or delay its development program or delay its potential commercialization. Further, if Nuvation Bio is unable to successfully obtain rights to required third-party intellectual property rights or maintain and protect the existing intellectual property rights it has, it may have to delay, reduce or terminate the development of its product candidates, reduce or delay its development program or one or more of its other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities or increase its expenditures and undertake development or commercialization activities at its own expense. Doing so will likely harm Nuvation Bio’s ability to execute its business plans. If it elects to increase its expenditures to fund development or commercialization activities on its own, Nuvation Bio may need to obtain additional capital, which may not be available to it on acceptable terms or at all. If Nuvation Bio does not have sufficient funds, it may not be able to further develop its product candidates or bring them to market and generate product revenue.

Risks Related to Regulatory Compliance

Enacted and future legislation may increase the difficulty and cost for Nuvation Bio to obtain marketing approval of and commercialize its product candidates and affect the prices it may charge for such product candidates.

The U.S. and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system that could prevent or delay marketing approval of Nuvation Bio’s product candidates, restrict or regulate post-approval activities and affect its ability to profitably sell any product for which it obtains marketing approval.

The Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the “Affordable Care Act”), includes measures that have significantly changed the way healthcare is financed by both governmental and private insurers. There remain judicial, executive and congressional challenges to certain aspects of the Affordable Care Act. Since 2017, there have been Executive Orders and other directives designed to delay the implementation of certain provisions of the Affordable Care Act or otherwise circumvent some of the requirements for health insurance mandated by the Affordable Care Act. In addition, while Congress has not passed comprehensive repeal legislation, it has enacted laws that modify certain provisions of the Affordable Care Act such as removing penalties, effective January 1, 2019, for not complying with the Affordable Care Act’s individual mandate to carry health insurance. Additionally, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the Affordable Care Act-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminates the health insurer tax. In 2018, a U.S. District Court ruled that the Affordable Care Act is unconstitutional in its entirety because the “individual mandate” was effectively repealed by Congress as part of the Tax Act. Additionally, in 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the Affordable Care Act are invalid as well. The U.S. Supreme Court is scheduled to hear oral argument on the case on November 10, 2020 and is expected to render a decision during its 2020-2121 term. It is unclear how such litigation and other efforts to repeal and replace the Affordable Care Act will impact the Affordable Care Act and Nuvation Bio’s business. Nuvation Bio continues to evaluate the effect that the Affordable Care Act and its possible repeal and replacement has on its business.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. For example, the Budget Control Act of 2011, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee on Deficit Reduction did not achieve a targeted deficit reduction, which triggered the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of, on average, 2% per fiscal year through 2030 unless Congress takes additional action. The CARES Act, which was signed into law in March 2020, and designed to provide financial support and resources to individuals and businesses affected by COVID-19 pandemic, suspended the 2% Medicare sequester from May 1, 2020, through December 31, 2020. Recently, there has been increasing legislative and enforcement interest in the U.S. with respect to specialty drug pricing practices. Specifically, there have been several recent U.S.

congressional inquiries and legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drugs. For example, at the federal level, the administration’s budget proposals for fiscal year 2021 includes a $135.0 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients, and increase patient access to lower-cost generic and biosimilar drugs. On March 10, 2020, the administration sent “principles” for drug pricing to Congress, calling for legislation that would, among other things, cap Medicare Part D beneficiary out-of-pocket pharmacy expenses, provide an option to cap Medicare Part D beneficiary monthly out-of-pocket expenses, and place limits on pharmaceutical price increases. Additionally, the administration previously released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contained proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. Although a number of these and other measures may require additional authorization to become effective, Congress and the administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. For example, on July 24, 2020, the administration announced four executive orders to lower drug prices, including allowing importation of certain drugs, changing how drug rebates are negotiated by middlemen, like pharmacy benefit managers, and directing such rebates to be passed to patients as point-of-sale discounts, and requiring Medicare to pay certain Part B drugs at the lowest price available in economically comparable countries (the details of which were released on September 13, 2020 and also expanded the policy to cover certain Part D drugs). The president has delayed the effective date of the international drug pricing order, pending discussion with major drug companies. How these executive orders will be implemented and their impact on the industry remain uncertain. Additionally, the FDA recently released a final rule, effective November 30, 2020, implementing a portion of the importation executive order providing guidance for states to build and submit importation plans for drugs from Canada. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. It is possible that additional governmental action is taken in response to the COVID-19 pandemic, which may impact our business. We are unable to predict the future course of federal or state healthcare legislation in the U.S. directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. These and any further changes in the law or regulatory framework that reduce our revenue or increase our costs could also have a material and adverse effect on our business, financial condition and results of operations.

Nuvation Bio expects that the healthcare reform measures that have been adopted and may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that it receives for any approved product and could seriously harm its future revenues. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent Nuvation Bio from being able to generate revenue, attain profitability or commercialize its products.

Nuvation Bio’s business operations and current and future relationships with investigators, healthcare professionals, consultants, third-party payors and customers will be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws, transparency laws, health information privacy and security laws and other healthcare laws and regulations. If Nuvation Bio is unable to comply, or has not fully complied, with such laws, it could face substantial penalties.

Although Nuvation Bio does not currently have any products on the market, its current and future operations may be, directly or indirectly through its prescribers, customers and third-party payors, subject to various U.S. federal and state healthcare laws and regulations, including, without limitation, the U.S. federal Anti-Kickback Statute, the U.S. federal civil and criminal false claims laws and the Physician Payments Sunshine Act and regulations. Healthcare providers, physicians and others play a primary role in the recommendation and prescription of any products for which Nuvation Bio obtains marketing approval. These laws may impact, among other things, Nuvation Bio’s current business operations, including its clinical research activities, and proposed sales, marketing and education programs and constrain the business of financial arrangements and relationships with healthcare providers, physicians and other parties through which it may market, sell and distribute its products for which it obtains marketing approval. In addition, Nuvation Bio may be subject to patient data privacy and security regulation by both the U.S. federal government and the states in which it conducts its business. Finally, Nuvation Bio may be subject to additional healthcare, statutory and regulatory requirements and enforcement by foreign regulatory authorities in jurisdictions in which it conducts its business. The laws that may affect Nuvation Bio’s ability to operate include:

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the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or paying any remuneration (including any kickback, bribe or certain rebates), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under U.S. federal and state healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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the U.S. federal false claims laws, including the False Claims Act, which can be enforced through whistleblower actions, and civil monetary penalties laws, which, among other things, impose criminal and civil penalties against individuals or entities for knowingly presenting, or causing to be presented, to the U.S. federal government, claims for payment or approval that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government. In addition, the government may assert that a claim including items and services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;

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the U.S. federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services; similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”), and its implementing regulations, and as amended again by the Modifications to the HIPAA Privacy, Security, Enforcement and Breach Notification Rules Under HITECH and the Genetic Information Nondiscrimination Act; Other Modifications to the HIPAA Rules, commonly referred to as the Final HIPAA Omnibus Rule, published in 2013, which imposes certain obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information without appropriate authorization by covered entities subject to HIPAA, i.e. health plans, healthcare clearinghouses and certain healthcare providers, and their business associates that perform certain services for or on their behalf involving the use or disclosure of individually identifiable health information, information as well as their covered subcontractors;

•	the U.S. Federal Food, Drug and Cosmetic Act, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices;

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the U.S. federal legislation commonly referred to as Physician Payments Sunshine Act, enacted as part of the Affordable Care Act, and its implementing regulations, which requires certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid or the Children’s Health Insurance Program to report annually to the Centers for Medicare and Medicaid Services (“CMS”) information related to certain payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members; additionally, the Substance Use-Disorder Prevention that Promoted Opioid Recovery and Treatment for Patients and Communities Act, under the provision titled “Fighting the Opioid Epidemic with Sunshine,” in part, extends the reporting and transparency requirements for physicians under the Physician Payments Sunshine Act to physician assistants, nurse practitioners, and other mid-level practitioners, with reporting requirements going into effect in 2022 for payments made, and ownership or investment interests held, in 2021;

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analogous state laws and regulations, including: state anti-kickback and false claims laws, which may apply to its business practices, including, but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities; state and local laws requiring the registration of pharmaceutical sales representatives; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts; and

•	European and other foreign law equivalents of each of the laws, including reporting requirements detailing interactions with and payments to healthcare providers.

Ensuring that Nuvation Bio’s internal operations and future business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that Nuvation Bio’s business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations. If Nuvation Bio’s operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that may apply to it, it may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, exclusion from U.S. government funded healthcare programs, such as Medicare and Medicaid, or similar programs in other countries or jurisdictions, disgorgement, imprisonment, contractual damages, reputational harm, diminished profits, additional reporting requirements and oversight if it becomes subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws and the delay, reduction, termination or restructuring of its operations. Further, defending against any such actions can be costly and time-consuming, and may require significant financial and personnel resources. Therefore, even if Nuvation Bio is successful in defending against any such actions that may be brought against it, its business may be impaired. If any of the physicians or other providers or entities with whom Nuvation Bio expects to do business is found to not be in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs and imprisonment. If any of the above occur, it could adversely affect Nuvation Bio’s ability to operate its business and its results of operations.

Failure to comply with current or future federal, state and foreign laws and regulations and industry standards relating to privacy and data protection laws could lead to government enforcement actions (which could include civil or criminal penalties), private litigation, and/or adverse publicity and could negatively affect Nuvation Bio’s operating results and business.

Nuvation Bio and its collaborators and third-party providers may be subject to federal, state and foreign data privacy and security laws and regulations. In the U.S., numerous federal and state laws and regulations, including federal health information privacy laws, state data breach notification laws, state health information privacy laws and federal and state consumer protection laws, such as Section 5 of the Federal Trade Commission Act, that govern the collection, use, disclosure and protection of health-related and other personal information could apply to its operations or the operations of its collaborators and third-party providers.

In many jurisdictions, enforcement actions and consequences for noncompliance are rising. In the U.S., these include enforcement actions in response to rules and regulations promulgated under the authority of federal agencies and state attorneys general and legislatures and consumer protection agencies. In addition, privacy advocates and industry groups have regularly proposed, and may propose in the future, self-regulatory standards that may legally or contractually apply to Nuvation Bio. If it fails to follow these security standards, even if no customer information is compromised, Nuvation Bio may incur significant fines or experience a significant increase in costs. Many state legislatures have adopted legislation that regulates how businesses operate online, including measures relating to privacy, data security and data breaches. Laws in all 50 states require businesses to provide notice to customers whose personally identifiable information has been disclosed as a result of a data breach. The laws are not consistent, and compliance in the event of a widespread data breach is costly. States are also constantly amending existing laws, requiring attention to frequently changing regulatory requirements. Furthermore, California recently enacted the California Consumer Privacy Act (the “CCPA”), which became effective in January 2020. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. At this time, Nuvation Bio does not collect personal data on residents of California but should it begin to do so, the CCPA will impose new and burdensome privacy compliance obligations on its business and will raise new risks for potential fines and class actions.

Foreign data protection laws, including EU General Data Protection Regulation (the “GDPR”), may also apply to health-related and other personal information obtained outside of the U.S. The GDPR, which came into effect in 2018, introduced new data protection requirements in the European Union, as well as potential fines for noncompliant companies of up to the greater of €20.0 million or 4% of annual global revenue. The regulation imposes numerous new requirements for the collection, use and disclosure of personal information, including more stringent requirements relating to consent and the information that must be shared with data subjects about how their personal information is used, the obligation to notify regulators and affected individuals of personal data breaches, extensive new internal privacy governance obligations and obligations to honor expanded rights of individuals in relation to their personal information (e.g., the right to access, correct and delete their data). Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the U.S., and the efficacy and longevity of current transfer mechanisms between the EU and the U.S. remains uncertain. For example, in 2016, the EU and U.S. agreed to a transfer framework for data transferred from the EU to the U.S., called the Privacy Shield, but the Privacy Shield was invalidated in July 2020 by the Court of Justice of the European Union. At this time, Nuvation Bio does not believe it is subject to the GDPR, but should this change, the GDPR will increase its responsibility and potential liability in relation to personal data that it processes, and it may be required to put in place additional mechanisms to ensure compliance with the new EU data protection rules.

Compliance with U.S. and foreign data protection laws and regulations could require Nuvation Bio to take on more onerous obligations in its contracts, restrict its ability to collect, use and disclose data, or in some cases, impact its ability to operate in certain jurisdictions. Failure by Nuvation Bio or its collaborators and third-party providers to comply with U.S. and foreign data protection laws and regulations could result in government enforcement actions (which could include civil or criminal penalties), private litigation and/or adverse publicity and could negatively affect its operating results and business. Moreover, clinical trial subjects about whom Nuvation Bio or its potential collaborators obtain information, as well as the providers who share this information with it, may contractually limit Nuvation Bio’s ability to use and disclose the information. Claims that Nuvation Bio has violated individuals’ privacy rights, failed to comply with data protection laws or breached its contractual obligations, even if it is not found liable, could be expensive and time consuming to defend, could result in adverse publicity and could have a material adverse effect on its business, financial condition, results of operations and prospects.

Risks Related to Nuvation Bio’s Intellectual Property

If Nuvation Bio is unable to obtain, maintain, protect and enforce sufficient patent and other intellectual property rights for its product candidates and technology, or if the scope of patent and other intellectual property rights obtained is not sufficiently broad, it may not be able to compete effectively in its market.

Nuvation Bio’s success depends in significant part on its ability and the ability of any licensors and collaborators to obtain, maintain, protect and enforce patents and other intellectual property rights with respect to its product candidates and technology and to operate its business without infringing, misappropriating or otherwise violating the intellectual property rights of others. As of November 30, 2020, Nuvation Bio has only two issued patents, although it also has more than 15 pending U.S. patent applications, over 15 pending Patent Cooperation Treaty (“PCT”) patent applications and over 40 pending foreign patent applications.

The patent prosecution process is uncertain, expensive and time-consuming. Nuvation Bio and its current or future licensors, licensees or collaborators may not be able to prepare, file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that Nuvation Bio or its licensors will fail to identify patentable aspects of its research and development output in time to obtain patent protection or fail to file patent applications covering inventions made in the course of development and commercialization activities before a competitor or another third party files a patent application covering, or publishes information disclosing, a similar, independently-developed invention. Such competitor’s or other third party’s patent application may pose obstacles to Nuvation Bio’s ability to obtain patent protection or limit the scope of the patent protection it may obtain. Although Nuvation Bio enters into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of its research and development output, such as its employees, collaborators, CROs, contract manufacturers, consultants, advisors and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing its ability to seek patent protection in certain jurisdictions. In addition, publications of discoveries in the scientific literature often lag behind actual discoveries, and patent applications in the U.S. and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, Nuvation Bio cannot be certain that it or its licensors were the first to conceive the inventions claimed in its owned or licensed patents or pending patent applications, or were the first to file for patent protection of such inventions.

The patent position of biotechnology and pharmaceutical companies generally is uncertain, involves complex legal and factual questions and is the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of Nuvation Bio’s and its current or future licensors’ patent rights are uncertain. Nuvation Bio’s and its licensors’ pending and future patent applications may not mature into patents or result in issued patents that protect Nuvation Bio’s technology or product candidates, in whole or in part, or which effectively exclude others from commercializing competitive technologies and product candidates. The patent examination process may require Nuvation Bio or its licensors to narrow the scope of the claims of its or their pending and future patent applications, and therefore, even if such patent applications issue as patents, they may not issue in a form that will provide it with any meaningful protection, prevent competitors or other third parties from competing with it or otherwise provide it with any competitive advantage. Nuvation Bio and its licensors’ patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications, and then only to the extent the issued claims cover such technology. Any patents that Nuvation Bio holds or in-licenses may be challenged, narrowed, circumvented or invalidated by third parties. Consequently, Nuvation Bio does not know whether any of its product candidates will be protectable or remain protected by valid and enforceable patents. Nuvation Bio’s competitors or other third parties may be able to circumvent its patents by developing similar or alternative technologies or products in a non-infringing manner. Any of the foregoing could harm Nuvation Bio’s competitive position, business, financial condition, results of operations and prospects.

The patent protection Nuvation Bio obtains for its product candidates and technology may be challenged or not sufficient enough to provide it with any competitive advantage.

Even if Nuvation Bio’s owned patent applications issue as patents, the issuance of any such patents is not conclusive as to their inventorship, scope, validity or enforceability, and such patents may be challenged, invalidated, narrowed or held to be unenforceable, including in the courts or patent offices in the U.S. and abroad, or circumvented. Nuvation Bio may be subject to a third-party preissuance submission of prior art to the United States Patent and Trademark Office (“USPTO”), a federal court, or equivalent foreign bodies, or become involved in opposition, derivation, revocation, re-examination, post-grant and inter partes review or interference proceedings, or other similar proceedings, challenging its patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, Nuvation Bio’s patent rights, allow third parties to commercialize Nuvation Bio’s technology or products and compete directly with it, without payment to it, or result in its inability to manufacture or commercialize products without infringing third-party patent rights. Moreover, Nuvation Bio, or one of its licensors, may have to participate in interference or derivation proceedings declared by the USPTO to determine priority or ownership of invention or in post-grant challenge proceedings, such as oppositions in a foreign patent office, that challenge priority of invention or other features of patentability. Such proceedings and any other patent challenges may result in loss of patent rights, loss of exclusivity, loss of priority or in patent claims being narrowed, invalidated or held unenforceable, which could limit Nuvation Bio’s ability to stop others from using or commercializing similar or identical technology and products or limit the duration of the patent protection of its technology and product candidates. Such proceedings also may result in substantial cost and require significant time from Nuvation Bio’s scientists and management, even if the eventual outcome is favorable to it. Moreover, there could be public announcements of the results of hearings, motions or other developments related to any of the foregoing proceedings. If securities analysts or investors perceive those results to be negative, it could cause the price of shares of Nuvation Bio’s common stock to decline. Any of the foregoing could harm Nuvation Bio’s business, financial condition, results of operations and prospects.

Moreover, some of Nuvation Bio’s owned patents and patent applications may in the future be, co-owned with third parties. If Nuvation Bio is unable to obtain an exclusive license to any such co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including Nuvation Bio’s competitors, who could market competing products and technology. In addition, Nuvation Bio may need the cooperation of any such co-owners in order to enforce such patents against third parties, and such cooperation may not be provided.

Nuvation Bio’s reliance on third parties requires it to share its trade secrets, which increases the possibility that a competitor will discover them or that its trade secrets will be misappropriated or disclosed.

Because Nuvation Bio relies on third parties to discover, develop and manufacture its product candidates, it must, at times, share certain of its trade secrets with them. Nuvation Bio seeks to protect its proprietary technology in part by entering into agreements containing confidentiality provisions, including if applicable, confidentiality agreements, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with its collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose Nuvation Bio’s confidential information, such as trade secrets. Despite these agreements with third parties, sharing trade secrets and other confidential information increases the risk that such trade secrets become known by Nuvation Bio’s competitors, are inadvertently incorporated into the technology of others or are disclosed or used in violation of these agreements. Given that Nuvation Bio’s proprietary position is based, in part, on its know-how and trade secrets, a competitor’s discovery of its trade secrets or other unauthorized use or disclosure could impair its competitive position and may harm its business.

In addition, these agreements typically restrict the ability of Nuvation Bio’s advisors, employees, third-party contractors and consultants to publish data potentially relating to its trade secrets, although its agreements may contain certain limited publication rights. Despite Nuvation Bio’s efforts to protect its trade secrets, its competitors may discover its trade secrets, either through breach of its agreements with third parties, independent development or publication of information by any of Nuvation Bio’s third-party collaborators. A competitor’s discovery of Nuvation Bio’s trade secrets could impair its competitive position and have an adverse impact on its business.

Nuvation Bio may become involved in lawsuits to protect or enforce its patents or other intellectual property, which could be expensive, time-consuming and unsuccessful, and issued patents covering its technology and product candidates could be found invalid or unenforceable if challenged.

Competitors and other third parties may infringe, misappropriate or otherwise violate Nuvation Bio’s issued patents or other intellectual property or the patents or other intellectual property of its licensors. In addition, Nuvation Bio’s patents or the patents of its licensors may become involved in inventorship, priority or other disputes. Nuvation Bio’s pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications. To counter infringement or other unauthorized use, Nuvation Bio may be required to file infringement claims, which can be expensive and time-consuming. Any claims Nuvation Bio asserts against perceived infringers could provoke these parties to assert counterclaims against it alleging that it infringes their patents or that its patents are invalid or unenforceable. In a patent infringement proceeding, a court may decide that a patent of Nuvation Bio’s is invalid or unenforceable, in whole or in part, construe the patent’s claims narrowly or refuse to stop the other party from using the technology at issue on the grounds that Nuvation Bio’s patents do not cover the technology. An adverse result in any litigation proceeding could put one or more of Nuvation Bio’s owned or licensed patents at risk of being invalidated, held unenforceable, interpreted narrowly or interpreted in a manner that would not prevent competitors from entering the market. Further, Nuvation Bio may find it impractical or undesirable to enforce its intellectual property against some third parties.

In patent litigation in the U.S., defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, non-enablement or insufficient written description. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or made a misleading statement during prosecution. Third parties may also raise similar claims before the USPTO or an equivalent foreign body, even outside the context of litigation. Potential proceedings include re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in the revocation of, cancellation of, or amendment to Nuvation Bio’s patents in such a way that they no longer cover its technology or any product candidates that it may develop. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, Nuvation Bio cannot be certain that there is no invalidating prior art of which it and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, Nuvation Bio would lose at least part, and perhaps all, of the patent protection on the applicable product candidates or technology covered by the patent rendered invalid or unenforceable. Such a loss of patent protection could materially harm Nuvation Bio’s business, financial condition, results of operations and prospects.

Interference or derivation proceedings provoked by third parties or brought by Nuvation Bio or declared by the USPTO may be necessary to determine the ownership or priority of inventions with respect to its patents or patent applications. An unfavorable outcome could require Nuvation Bio to cease using the related technology or to attempt to license rights to it from the prevailing party. Such licenses may not be available on commercially reasonable terms, or at all, or may be non-exclusive. If Nuvation Bio is unable to obtain and maintain such licenses, it may need to cease the development, manufacture and commercialization of one or more of the product candidates it may develop. In addition, if Nuvation Bio or its licensors are unsuccessful in any inventorship disputes to which it or they are subject, it may lose valuable intellectual property rights, such as exclusive ownership of, or the exclusive right to use, its owned or in-licensed patents. The loss of exclusivity or the narrowing of Nuvation Bio’s owned and licensed patent claims could limit its ability to stop others from using or commercializing similar or identical technology and products. Any of the foregoing could result in a material adverse effect on Nuvation Bio’s business, financial condition, results of operations or prospects. Even if Nuvation Bio is successful in any of the foregoing disputes, it could result in substantial costs and be a distraction to management and other employees. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of Nuvation Bio’s confidential information could be compromised by disclosure during this type of litigation or proceeding.

Such litigation or proceedings could substantially increase Nuvation Bio’s operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. Nuvation Bio may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Most of Nuvation Bio’s competitors are larger than it is and have substantially greater resources. They are, therefore, more likely to be able to sustain the costs of complex patent litigation or proceedings than Nuvation Bio because of their greater financial resources and more mature and developed intellectual property portfolios. Accordingly, despite Nuvation Bio’s efforts, it may not be able to prevent third parties from infringing, misappropriating or otherwise violating its intellectual property. Even if resolved in Nuvation Bio’s favor, litigation or other legal proceedings relating to intellectual property claims could result in substantial costs and diversion of management resources, which could harm its business. In addition, the uncertainties associated with litigation could compromise Nuvation Bio’s ability to raise the funds necessary to continue its clinical trials, continue its internal research programs or in-license needed technology or other product candidates. There could also be public announcements of the results of the hearing, motions or other interim proceedings or developments. If securities analysts or investors perceive those results to be negative, it could cause the price of shares of New Nuvation Bio Class A common stock to decline. Any of the foregoing events could harm Nuvation Bio’s business, financial condition, results of operations and prospects.

Nuvation Bio may not be able to protect its intellectual property rights throughout the world.

Filing, prosecuting, maintaining, defending and enforcing patents and other intellectual property rights on Nuvation Bio’s product candidates in all countries throughout the world would be prohibitively expensive, and its intellectual property rights in some countries outside the U.S. can be less extensive than those in the U.S. As such, Nuvation Bio may choose not to seek to protect its intellectual property in certain jurisdictions which could leave it without recourse to prevent competitive products from being manufactured or commercialized in such jurisdictions. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the U.S. Consequently, Nuvation Bio may not be able to prevent third parties from practicing its inventions in all countries outside the U.S., or from selling or importing products made using its inventions in and into the U.S. or other jurisdictions. Competitors may use Nuvation Bio’s technologies in jurisdictions where it has not obtained patent protection or other intellectual property rights to develop their own products and may export otherwise infringing, misappropriating or violating products to territories where it has patent or other intellectual property protection, but enforcement rights are not as strong as those in the U.S. These products may compete with Nuvation Bio’s product candidates, and its patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of some countries do not favor the enforcement of patents and other intellectual property rights, which could make it difficult for Nuvation Bio to stop the infringement, misappropriation or other violation of its intellectual property rights generally. Proceedings to enforce Nuvation Bio’s intellectual property rights in foreign jurisdictions could result in substantial costs and divert its efforts and attention from other aspects of its business, could put its patents at risk of being invalidated or interpreted narrowly and its patent applications at risk of not issuing and could provoke third parties to assert claims against it. Nuvation Bio may not prevail in any lawsuits that it initiates, and the damages or other remedies awarded, if any, may not be commercially meaningful.

Many countries, including European Union countries, India, Japan and China, have compulsory licensing laws under which a patent owner may be compelled under specified circumstances to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In those countries, Nuvation Bio may have limited remedies if patents are infringed or if it is compelled to grant a license to a third party, which could materially diminish the value of those patents. This could limit Nuvation Bio’s potential revenue opportunities. Accordingly, Nuvation Bio’s efforts to enforce its intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that it develops or licenses, which could adversely affect its business, financial condition, results of operations and prospects.

Nuvation Bio may not identify relevant third-party patents or pending patent applications or may incorrectly interpret the relevance, scope or expiration of a third-party patent which might adversely affect its ability to develop and market its product candidates.

Nuvation Bio is developing certain product candidates in highly competitive areas and cannot guarantee that any patent searches or analyses that it may conduct, including the identification of relevant patents or pending patent applications, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can it be certain that it has identified each and every third-party patent and pending patent application in the U.S. and abroad that is or may be relevant to or necessary for the commercialization of its product candidates in any jurisdiction. For example, U.S. patent applications filed before November 29, 2000 and certain U.S. patent applications filed after that date that will not be filed outside the U.S. remain confidential until patents issue. Patent applications in the U.S. and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patents or pending patent applications covering Nuvation Bio’s product candidates could have been or may be filed in the future by third parties without its knowledge. Additionally, patents and pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover Nuvation Bio’s product candidates or the manufacturing or use of its product candidates. The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Nuvation Bio’s interpretation of the relevance or the scope of a patent or a pending patent application may be incorrect, which may negatively impact its ability to market its product candidates. Nuvation Bio may incorrectly determine that its product candidates are not covered by a third-party patent or pending patent application or may incorrectly predict whether a third party’s pending application will issue with claims of relevant scope. Nuvation Bio’s determination of the expiration date of any patent in the U.S. or abroad that it considers relevant may be incorrect, which may negatively impact its ability to develop and market its product candidates. Nuvation Bio’s failure to identify and correctly interpret relevant patents or pending patent applications may negatively impact its ability to develop and market its product candidates.

If Nuvation Bio fails to identify or correctly interpret relevant patents or pending patent applications or if it is unable to obtain licenses to relevant patents or pending patent applications, it may be subject to infringement claims. Nuvation Bio cannot guarantee that it will be able to successfully settle or otherwise resolve such infringement claims. If Nuvation Bio fails in any such dispute, in addition to being forced to pay damages, potentially including in the form of future royalties, which may be significant, it may be temporarily or permanently prohibited from commercializing any of its product candidates that are held to be infringing. Nuvation Bio might, if possible, also be forced to redesign product candidates so that it no longer infringes the third-party intellectual property rights. Any of these events, even if Nuvation Bio were ultimately to prevail, could require it to divert substantial financial and management resources that it would otherwise be able to devote to its business and could adversely affect its business, financial condition, results of operations and prospects.

If Nuvation Bio is unable to obtain licenses from third parties on commercially reasonable terms or fails to comply with its obligations under such agreements, its business could be harmed.

It may be necessary for Nuvation Bio to use the patented or other proprietary technology of third parties to commercialize its products, in which case it would be required to obtain a license or ownership from these third parties. The licensing or acquisition of third-party intellectual property rights is a competitive area, and more established companies may pursue strategies to license or acquire third-party intellectual property rights that Nuvation Bio may consider attractive or necessary. These established companies may have a competitive advantage over Nuvation Bio due to their size, capital resources or greater clinical development and commercialization capabilities. In addition, companies that perceive Nuvation Bio to be a competitor may be unwilling to assign or license rights to it. If Nuvation Bio is unable to license or acquire such intellectual property or technology, or if it is forced to in-license such intellectual property or technology on unfavorable terms, its business could be materially harmed. If Nuvation Bio is unable to obtain a necessary license, it may be unable to develop or commercialize the affected product candidates, or the cost of development, manufacture or commercialization may be materially increased, which could materially harm its business, and the third parties owning such intellectual property rights could seek either an injunction prohibiting its sales, or, with respect to its sales, an obligation on its part to pay royalties and/or other forms of compensation. Even if Nuvation Bio is able to obtain a license, it may be non-exclusive, thereby giving its competitors access to the same technologies licensed to it.

If Nuvation Bio fails to comply with its obligations under any license agreements, its counterparties may have the right to terminate these agreements, in which event it might not be able to develop, manufacture or commercialize, or may be forced to cease developing, manufacturing or marketing, any product that is covered by these agreements or may face other penalties under such agreements. Such an occurrence could materially adversely affect the value of the product candidate being developed under any such agreement. Termination of these agreements or reduction or elimination of Nuvation Bio’s rights under these agreements may result in it having to negotiate new or reinstated agreements with less favorable terms, cause it to lose its rights under these agreements, including its rights to important intellectual property or technology, or impede, delay or prohibit the further development or commercialization of one or more product candidates that rely on such agreements. If Nuvation Bio were to lose its rights to licensed intellectual property, it may not be able to continue developing or commercializing its product candidates, if approved. If Nuvation Bio breaches any of the agreements under which it licenses the use, development and commercialization rights to its product candidates or technology from third parties or, in certain cases, it fails to meet certain development deadlines, it could lose license rights that are important to its business.

Patent terms may be inadequate to protect Nuvation Bio’s competitive position on its product candidates for an adequate amount of time.

Patents have a limited lifespan. In the U.S., if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering Nuvation Bio’s product candidates are obtained, once the patent life has expired for a product candidate, Nuvation Bio may be open to competition from competitive products, including generic medications. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such product candidates might expire before or shortly after such product candidates are commercialized. As a result, Nuvation Bio’s owned and licensed patent portfolio may not provide it with sufficient rights to exclude others from commercializing product candidates similar or identical to those of it.

Depending upon the timing, duration and conditions of any FDA marketing approval of Nuvation Bio’s product candidates, one or more of its U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments, and one or more of its foreign patents may be eligible for patent term extension under similar legislation, for example, in the European Union. In the U.S., the Hatch-Waxman Amendments permit a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term lost during product development and the FDA regulatory review process provided other requirements are met. However, there are no assurances that the FDA, USPTO, or any comparable foreign regulatory authority or national patent office will grant such extensions, in whole or in part and the length of any available extension may vary based on a number of factors. For example, Nuvation Bio may not receive an extension if it fails to exercise due diligence during the testing phase or regulatory review process, fails to apply within applicable deadlines, fails to apply prior to expiration of relevant patents or otherwise fails to satisfy applicable requirements. Moreover, the length of the extension could be less than Nuvation Bio requests. Only one patent per approved product can be extended, the extension cannot extend the total patent term beyond 14 years from approval, and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. If Nuvation Bio is unable to obtain patent term extensions or the term of any such extension is less than it requests, the period during which it can enforce its patent rights for the applicable product candidate will be shortened, and its competitors may obtain approval to market competing products sooner. As a result, Nuvation Bio’s revenue from applicable products could be reduced. Further, if this occurs, Nuvation Bio’s competitors may take advantage of its investment in development and trials by referencing its clinical and preclinical data and launch their product earlier than might otherwise be the case, and its competitive position, business, financial condition, results of operations and prospects could be materially harmed.

Changes in patent law could diminish the value of patents in general, thereby impairing Nuvation Bio’s ability to protect its product candidates.

Obtaining and enforcing patents in the pharmaceutical industry is inherently uncertain, due in part to ongoing changes in the patent laws. Depending on decisions by Congress, the federal courts, and the USPTO and equivalent institutions in other jurisdictions, the laws and regulations governing patents, and interpretation thereof, could change in unpredictable ways that could weaken Nuvation Bio’s and its licensors’ or collaborators’ ability to obtain new patents or to enforce existing or future patents. For example, in recent years the U.S. Supreme Court has ruled on several patent cases that have been interpreted to have either narrowed the scope of patent protection or weakened the rights of patent owners in certain situations. Therefore, there is increased uncertainty with regard to Nuvation Bio’s and its licensors’ or collaborators’ ability to obtain patents in the future, as well as uncertainty with respect to the value of patents once obtained.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of Nuvation Bio’s and its licensors’ or collaborators’ patent applications and the enforcement or defense of its or its licensors’ or collaborators’ issued patents. Assuming that other requirements for patentability are met, prior to March 2013, in the U.S., the first to invent the claimed invention was entitled to the patent, while outside the U.S., the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith America Invents Act enacted in September 2011 (the “Leahy-Smith Act”), the U.S. transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. The Leahy-Smith Act also includes a number of significant changes that affect the way patent applications are prosecuted and may also affect patent litigation. These include allowing third party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO-administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. The USPTO recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, particularly the first inventor-to-file provisions. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of Nuvation Bio’s business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of Nuvation Bio’s or its licensors’ patent applications and the enforcement or defense of its or its licensors’ issued patents, all of which could harm its business, financial condition, results of operations and prospects.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and Nuvation Bio’s patent protection could be reduced or eliminated if it fails to comply with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other government fees on any issued patents and certain pending patent applications are required to be paid to the USPTO or foreign patent agencies in several stages over the lifetime of a patent. In certain circumstances, Nuvation Bio may rely on its licensors to pay these fees. The USPTO and various foreign patent agencies also require compliance with a number of procedural, documentary, fee payment and other similar requirements during the patent application and prosecution process. Noncompliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official communications within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which non-compliance can result in irrevocable abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If Nuvation Bio or its licensors or collaborators fail to maintain the patents and patent applications covering its product candidates, its competitors might be able to enter the market with similar or identical products or technology, which would harm its business, financial condition, results of operations and prospects.

Third parties may initiate legal proceedings alleging that Nuvation Bio is infringing, misappropriating or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could negatively impact the success of its business.

Nuvation Bio’s commercial success depends upon its ability and the ability of its collaborators to develop, manufacture, market and sell its product candidates and use its proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property and other proprietary rights of third parties. There is considerable intellectual property litigation in the biotechnology and pharmaceutical industries. Nuvation Bio may become party to, or be threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to its product candidates and technology, including re-examination, interference, post-grant review, inter partes review or derivation proceedings, or other similar proceedings, before the USPTO, a federal court, or an equivalent foreign body. Numerous U.S. and foreign issued patents and pending patent applications owned by third parties exist in the fields in which Nuvation Bio is developing its product candidates. In the event that any of these patents were asserted against it, Nuvation Bio believes that it would have defenses against any such action, including that such patents are not valid, that Nuvation Bio’s product candidates do not infringe such patents, or that it would be able to replace such technology with alternative, non-infringing technology. However, if any such patents were to be asserted against Nuvation Bio and its defenses to such assertion were unsuccessful and such alternative technology was not available or technologically or commercially practical, unless it obtains a license to such patents, it could be liable for damages, which could be significant and include treble damages and attorneys’ fees if it is found to willfully infringe such patents, and it could be precluded from commercializing any product candidates that were ultimately held to infringe such patents. Any potential future legal proceedings relating to these patents could cause Nuvation Bio to incur significant expenses, and could distract its technical and management personnel from their normal responsibilities. If Nuvation Bio is unsuccessful in its challenges to these patents and becomes subject to litigation or is unable to obtain a license on commercially reasonable terms with respect to these patents, it could harm its business, financial condition, results of operations and prospects.

Third parties may assert infringement claims against Nuvation Bio based on existing patents or patents that may be granted in the future, regardless of their merit. Even if Nuvation Bio believes third-party intellectual property claims are without merit, there is no assurance that a court would find in its favor on questions of infringement, validity, enforceability or priority. A court of competent jurisdiction could hold that third-party patents asserted against Nuvation Bio are valid, enforceable and infringed, which could materially and adversely affect Nuvation Bio’s ability to commercialize any product candidates it may develop and any other product candidates or technologies covered by the asserted third-party patents. In order to successfully challenge the validity of any such U.S. patent in federal court, Nuvation Bio would need to overcome a presumption of validity. As this burden is a high one requiring Nuvation Bio to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. If Nuvation Bio is found to infringe, misappropriate or otherwise violate a third party’s intellectual property rights, and it is unsuccessful in demonstrating that such rights are invalid or unenforceable, it could be required to obtain a license from such a third party in order to continue developing and marketing its products and technology. However, Nuvation Bio may not be able to obtain any required license on commercially reasonable terms or at all. Even if Nuvation Bio were able to obtain a license, it could be non-exclusive, thereby giving its competitors access to the same technologies licensed to it, and it could require it to make substantial licensing and royalty payments. Nuvation Bio could be forced, including by court order, to cease commercializing the infringing technology or product candidates. A finding of infringement could prevent Nuvation Bio from commercializing its product candidates or force it to cease some of its business operations. In the event of a successful claim of infringement against it, Nuvation Bio may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties and other fees, redesign its infringing drug or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure. Claims that Nuvation Bio has misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on its business. Any of the foregoing events would harm Nuvation Bio’s business, financial condition, results of operations and prospects.

Nuvation Bio may be subject to claims by third parties asserting that it or its employees have infringed upon, misappropriated or otherwise violated their intellectual property rights, or claiming ownership of what it regards as its own intellectual property.

Many of Nuvation Bio’s employees were previously employed at other biotechnology or pharmaceutical companies. Although Nuvation Bio endeavors to ensure that its employees, consultants and advisors do not use the proprietary information or know-how of others in their work for it, it may be subject to claims that it or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s former employer. Litigation may be necessary to defend against these claims.

In addition, Nuvation Bio or its licensors may be subject to claims that former employees, collaborators or other third parties have an interest in its owned or in-licensed patents or other intellectual property as an inventor or co-inventor. While it is Nuvation Bio’s policy to require its employees and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to it, it may be unsuccessful in executing such an agreement with each party who in fact conceives, develops or reduces to practice intellectual property that it regards as its own. Nuvation Bio’s and their assignment agreements may not be self-executing or may be breached, and Nuvation Bio may be forced to bring claims against third parties, or defend claims they may be brought against it, to determine the ownership of what it regards as its intellectual property.

If Nuvation Bio fails in prosecuting or defending any such claims, in addition to paying monetary damages, it may lose valuable intellectual property rights or personnel. Even if Nuvation Bio is successful in litigating such claims, litigation could result in substantial costs, delay development of its product candidates and be a distraction to management. Any of the foregoing events would harm Nuvation Bio’s business, financial condition, results of operations and prospects.

Intellectual property litigation could cause Nuvation Bio to spend substantial resources and distract its personnel from their normal responsibilities.

Even if resolved in Nuvation Bio’s favor, litigation or other legal proceedings relating to intellectual property claims may cause it to incur significant expenses, and could distract its technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of New Nuvation Bio Class A common stock. Such litigation or proceedings could substantially increase Nuvation Bio’s operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. Nuvation Bio may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of Nuvation Bio’s competitors may be able to sustain the costs of such litigation or proceedings more effectively than it can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could compromise Nuvation Bio’s ability to compete in the marketplace, including compromising its ability to raise the funds necessary to continue its clinical trials, continue its research programs, license necessary technology from third parties or enter into development collaborations that would help it commercialize its product candidates, if approved. Any of the foregoing events would harm Nuvation Bio’s business, financial condition, results of operations and prospects.

If Nuvation Bio is unable to protect the confidentiality of its trade secrets, its business and competitive position would be harmed.

Nuvation Bio relies on trade secrets and agreements containing confidentiality obligations to protect its unpatented know-how, technology and other proprietary information and to maintain its competitive position. With respect to its research and development programs, Nuvation Bio considers trade secrets and know-how to be one of its important sources of intellectual property, including its extensive knowledge of certain drug delivery techniques and drug conjugation. Trade secrets and know-how can be difficult to protect. Nuvation Bio seeks to protect these trade secrets and other proprietary technology, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as its employees, collaborators, CROs, contract manufacturers, consultants, advisors and other third parties. Nuvation Bio also enters into confidentiality and invention or patent assignment agreements with its employees and consultants. Nuvation Bio cannot guarantee that it has entered into such agreements with each party that may have or has had access to its trade secrets or proprietary technology and processes. Despite these efforts, any of these parties may breach the agreements and disclose Nuvation Bio’s proprietary information, including its trade secrets, and it may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the U.S. are less willing or unwilling to protect trade secrets. If any of Nuvation Bio’s trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, it would have no right to prevent them from using that technology or information to compete with it. If any of Nuvation Bio’s trade secrets were to be disclosed to or independently developed by a competitor or other third party, its competitive position would be materially and adversely harmed.

Nuvation Bio may not be able to protect and enforce its trademarks and trade names, or build name recognition in its markets of interest thereby harming its competitive position.

Nuvation Bio intends to rely on both registered and common law rights for its trademarks. Nuvation Bio has applied to register certain of its trademarks with the USPTO and certain other countries and may in the future seek to register additional trademarks in the U.S. Nuvation Bio’s current and future trademark applications may not be allowed for registration in a timely fashion or at all, and its registered trademarks may not be maintained or enforced. In addition, the registered or unregistered trademarks or trade names that Nuvation Bio owns may be challenged, infringed, circumvented, declared generic, lapsed or determined to be infringing on or dilutive of other marks. Nuvation Bio may not be able to protect its rights in these trademarks and trade names or may be forced to stop using these names, which it needs for name recognition by potential partners or customers in its markets of interest. In addition, third parties have filed, and may in the future file, for registration of trademarks similar or identical to Nuvation Bio’s trademarks, thereby impeding its ability to build brand identity and possibly leading to market confusion. If they succeed in registering or developing common law rights in such trademarks, and if Nuvation Bio is not successful in challenging such rights, it may not be able to use these trademarks to develop brand recognition of its technologies, products or services. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of Nuvation Bio’s registered or unregistered trademarks or trade names.

During the trademark registration process, Nuvation Bio may receive office actions from the USPTO or from comparable agencies in foreign jurisdictions objecting to the registration of its trademark. Although Nuvation Bio would be given an opportunity to respond to those objections, it may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and/or to seek the cancellation of registered trademarks. Opposition or cancellation proceedings may in the future be filed against Nuvation Bio’s trademark applications or registrations, and its trademark applications or registrations may not survive such proceedings. In addition, third parties may file first for Nuvation Bio’s trademarks in certain countries. If they succeed in registering such trademarks, and if Nuvation Bio is not successful in challenging such third party rights, it may not be able to use these trademarks to market its products in those countries. If Nuvation Bio does not secure registrations for its trademarks, it may encounter more difficulty in enforcing them against third parties than it otherwise would. If Nuvation Bio is unable to establish name recognition based on its trademarks and trade names, it may not be able to compete effectively, which could have a material adverse effect on its business, financial condition, results of operations and prospects.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by Nuvation Bio’s intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect Nuvation Bio’s business or permit it to maintain its competitive advantage. For example:

•

others may be able to make products that are similar to any product candidates it may develop or utilize similar technology but that are not covered by the claims of the patents that Nuvation Bio owns or licenses now or in the future;

•

Nuvation Bio, or its current or future licensors, might not have been the first to make the inventions covered by the issued patents or pending patent applications that it or they owns or licenses, now or in the future;

•	Nuvation Bio, or its current or future licensors, might not have been the first to file patent applications covering certain of its or their inventions;

•	others may independently develop similar or alternative technologies or duplicate any of Nuvation Bio’s technologies without infringing its owned or licensed intellectual property rights;

•	it is possible that Nuvation Bio’s pending owned or licensed patent applications or those that it may own or license in the future will not result in issued patents;

•	issued patents that Nuvation Bio holds rights to may be held invalid or unenforceable, including as a result of legal challenges by other persons;

•

Nuvation Bio’s competitors might conduct research and development activities in the U.S. under FDA-related safe harbor patent infringement exemptions, in other countries with similar exemptions, such as Japan, and/or in countries where it does not have patent rights and then use the information learned from such activities to develop competitive products for sale in its major commercial markets;

•	Nuvation Bio may not develop additional proprietary technologies that are patentable;

•	the patents or pending patent applications of others may harm Nuvation Bio’s business; and

•	Nuvation Bio may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could harm Nuvation Bio’s business, financial condition, results of operations and prospects.

Risks Related to Nuvation Bio’s Business Operations, Employee Matters and Managing Growth

Nuvation Bio’s business, operations and clinical development plans and timelines and supply chain could be adversely affected by the effects of health epidemics, including the ongoing COVID-19 pandemic, on the manufacturing, clinical trial and other business activities performed by it or by third parties with whom it conducts business, including its CMOs, CROs, shippers and others.

Nuvation Bio’s business could be adversely affected by health epidemics wherever it has clinical trial sites or other business operations. In addition, health epidemics could cause significant disruption in the operations of CMOs, CROs and other third parties upon whom Nuvation Bio relies. For example, the COVID-19 pandemic has presented a substantial public health and economic challenge around the world and is affecting employees, patients, communities and business operations, as well as the U.S. economy and financial markets. Many geographic regions have imposed, or in the future may impose, “shelter-in-place” orders, quarantines or similar orders or restrictions to control the spread of COVID-19. Nuvation Bio’s headquarters are located in the New York, New York and San Francisco, California, and at present, it has implemented work-from-home policies for all employees. The effects of the executive order and Nuvation Bio’s work-from-home policies may negatively impact productivity, disrupt its business and delay its clinical programs and timelines, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on its ability to conduct its business in the ordinary course. These and similar, and perhaps more severe, disruptions in Nuvation Bio’s operations could negatively impact its business, operating results and financial condition.

Nuvation Bio is dependent on a worldwide supply chain for products to be used in its clinical trials and, if approved by the regulatory authorities, for commercialization. Quarantines, shelter-in-place and similar government orders, or the expectation that such orders, shutdowns or other restrictions could occur, whether related to COVID-19 or other infectious diseases, could impact personnel at third-party manufacturing facilities in the U.S. and other countries, or the availability or cost of materials or supplies, which could disrupt Nuvation Bio’s supply chain or its ability to enroll patients in or perform testing for its clinical trials. In addition, closures of transportation carriers and modal hubs could materially impact Nuvation Bio’s clinical development and any future commercialization timelines.

If Nuvation Bio’s relationships with its suppliers or other vendors are terminated or scaled back as a result of the COVID-19 pandemic or other health epidemics, it may not be able to enter into arrangements with alternative suppliers or vendors or do so on commercially reasonable terms or in a timely manner. Switching or adding additional suppliers or vendors involves substantial cost and requires management time and focus. In addition, there is a natural transition period when a new supplier or vendor commences work. As a result, delays generally occur, which could adversely impact Nuvation Bio’s ability to meet its desired clinical development and any future commercialization timelines. Although Nuvation Bio carefully manages its relationships with its suppliers and vendors, there can be no assurance that it will not encounter challenges or delays in the future or that these delays or challenges will not have an adverse impact on its business, financial condition and prospects. See also “Risk Factors—Risks Related to Nuvation Bio’s Dependence on Third Parties” on page 49.

In addition, Nuvation Bio’s clinical trials may be affected by the ongoing COVID-19 pandemic. In the future, clinical site initiation and patient enrollment may be delayed due to prioritization of hospital resources toward the ongoing COVID-19 pandemic or concerns among patients about participating in clinical trials during a pandemic and public health measures imposed by the respective national governments of countries in which the clinical sites are located. Some patients may have difficulty following certain aspects of clinical trial protocols if quarantines impede patient movement or interrupt healthcare services. Similarly, Nuvation Bio’s inability to successfully recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19 or experience additional restrictions by their institutions, city or state governments could adversely impact its clinical trial operations.

The spread of COVID-19 has also led to disruption and volatility in the global capital markets, which increases the cost of, and adversely impacts access to, capital and increases economic uncertainty. The trading prices for the securities of other biopharmaceutical companies have, at times, been highly volatile as a result of COVID-19. To the extent the COVID-19 pandemic adversely affects New Nuvation Bio’s business, financial results and value of its Class A common stock, it may also affect its ability to access capital, which could in the future negatively affect its liquidity.

The global pandemic of COVID-19 continues to rapidly evolve. The ultimate impact of the ongoing COVID-19 pandemic or a similar health epidemic is highly uncertain and subject to change. Nuvation Bio does not yet know the full extent of potential delays or impacts on its business, its clinical trials, healthcare systems or the global economy as a whole. However, these effects could have a material impact on Nuvation Bio’s operations, and it will continue to monitor the COVID-19 situation closely.

Nuvation Bio’s future success depends on its ability to retain Dr. Hung and its other key employees, consultants and advisors and to attract, retain and motivate qualified personnel.

Nuvation Bio is highly dependent on the management, research and development, clinical, financial and business development expertise of Dr. Hung and its other executive officers, as well as the other members of its scientific and clinical teams. Although Nuvation Bio has employment offer letters with each of its executive officers, each of them may terminate their employment with it at any time. Nuvation Bio does not maintain “key person” insurance for Dr. Hung or any of its other executives or employees.

Recruiting and retaining qualified scientific and clinical personnel and, if it is successful in obtaining marketing approval for its product candidates, sales and marketing personnel, is critical to Nuvation Bio’s success. The loss of the services of Nuvation Bio’s executive officers, and in particular Dr. Hung, or other key employees could impede the achievement of its research, development and commercialization objectives and seriously harm its ability to successfully implement its business strategy. In particular, in light of Dr. Hung’s central role in the discovery of all of Nuvation Bio’s current product candidates, its ongoing discovery activities and development programs, the recruitment of its other executives and key employees and all other aspects of its strategy and operations, Nuvation Bio believes its loss of Dr. Hung’s services for any reason would severely impair its business and prospects. Replacing executive officers and key employees may be difficult or, in the case of Dr. Hung, impracticable, and may take an extended period of time because of the limited number of individuals in Nuvation Bio’s industry with the breadth of skills and experience required to successfully develop, gain regulatory approval for and commercialize its product candidates.

Competition to hire qualified personnel in Nuvation Bio’s industry is intense, and it may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. Furthermore, to the extent Nuvation Bio hires personnel from competitors, it may be subject to allegations that they have been improperly solicited or that they have divulged proprietary or other confidential information, or that their former employers own their research output. Nuvation Bio also experiences competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, Nuvation Bio relies on consultants and advisors, including scientific and clinical advisors, to assist in formulating its research and development and commercialization strategy. Nuvation Bio’s consultants and advisors may be employed by employers other than Nuvation Bio and may have commitments under consulting or advisory contracts with other entities that may limit their availability to it. If it is unable to continue to attract and retain high quality personnel, Nuvation Bio’s ability to pursue its growth strategy will be limited, and could harm its business, financial condition, results of operations and prospects.

Nuvation Bio expects to expand its development and regulatory capabilities and potentially implement sales, marketing and distribution capabilities, and as a result, it may encounter difficulties in managing its growth, which could disrupt its operations.

As of November 30, 2020, Nuvation Bio had 28 employees. As its preclinical and clinical development progresses, Nuvation Bio expects to experience growth in the number of its employees and the scope of its operations, particularly in the areas of research, clinical operations, regulatory affairs, general and administrative and, if any of its product candidates receives marketing approval, sales, marketing and distribution. To manage its anticipated future growth, Nuvation Bio must continue to implement and improve its managerial, operational and financial systems, expand its facilities and continue to recruit and train additional qualified personnel. Due to Nuvation Bio’s limited financial resources and the limited experience of its management team in managing a company with such anticipated growth, it may not be able to effectively manage the expansion of its operations or recruit and train additional qualified personnel. The expansion of Nuvation Bio’s operations may lead to significant costs and may divert its management and business development resources. Any inability to manage growth could delay the execution of Nuvation Bio’s business plans or disrupt its operations.

Nuvation Bio’s employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs and vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.

Nuvation Bio is exposed to the risk that its employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs and vendors may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless or negligent conduct or unauthorized activities that violates (1) the laws and regulations of the FDA, the EMA, the MHRA and other similar regulatory authorities, including those laws requiring the reporting of true, complete and accurate information to such authorities, (2) manufacturing standards, (3) federal and state data privacy, security, fraud and abuse and other healthcare laws and regulations in the U.S. and abroad and (4) laws that require the true, complete and accurate reporting of financial information or data. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Misconduct by these parties could also involve the improper use of individually identifiable information, including information obtained in the course of clinical trials, creating fraudulent data in Nuvation Bio’s preclinical studies or clinical trials or illegal misappropriation of product candidates, which could result in regulatory sanctions and serious harm to its reputation.

Nuvation Bio intends to adopt a code of business conduct and ethics, but it is not always possible to identify and deter misconduct by employees and other third parties, and the precautions it takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting it from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Additionally, Nuvation Bio is subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against Nuvation Bio, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on its business, including the imposition of significant civil, criminal and administrative penalties, including damages, fines, disgorgement, imprisonment, exclusion from participation in government healthcare programs, such as Medicare and Medicaid, contractual damages, reputational harm and the delay, reduction, termination or restructuring of its operations.

International operations may expose Nuvation Bio to business, regulatory, political, operational, financial, pricing and reimbursement risks associated with doing business outside of the U.S.

Nuvation Bio’s business will be subject to risks associated with conducting business internationally. Some of its suppliers, industry partners and clinical study centers are located outside of the U.S. Furthermore, Nuvation Bio’s business strategy incorporates potential international expansion as it seeks to obtain regulatory approval for, and commercialize, its product candidates in patient populations outside the U.S. If approved, Nuvation Bio may hire sales representatives and conduct physician and patient association outreach activities outside of the U.S. Doing business internationally involves a number of risks, including but not limited to:

•

multiple, conflicting and changing laws and regulations such as privacy regulations, tax laws, export and import restrictions, employment laws, regulatory requirements and other governmental approvals, permits and licenses;

•	failure to obtain and maintain regulatory approvals for the use of its products in various countries;

•	rejection or qualification of foreign clinical trial data by the competent authorities of other countries;

•

delays or interruptions in the supply of clinical trial materials resulting from any events affecting raw material supply or manufacturing capabilities abroad, including those that may result from the ongoing COVID-19 pandemic;

•	additional potentially relevant third-party patent and other intellectual property rights;

•	complexities and difficulties in obtaining, maintaining, protecting and enforcing its intellectual property;

•	difficulties in staffing and managing foreign operations;

•	complexities associated with managing multiple payor reimbursement regimes, government payors or patient self-pay systems;

•	limits in its ability to penetrate international markets;

•

financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for its product candidates and exposure to foreign currency exchange rate fluctuations;

•

natural disasters, political and economic instability, including wars, terrorism and political unrest, outbreak of disease, including COVID-19 and related shelter-in-place orders, travel, social distancing and quarantine policies, boycotts, curtailment of trade and other business restrictions;

•	certain expenses including, among others, expenses for travel, translation and insurance; and

•

regulatory and compliance risks that relate to anti-corruption compliance and record-keeping that may fall within the purview of the U.S. Foreign Corrupt Practices Act, its accounting provisions or its anti-bribery provisions or provisions of anti-corruption or anti-bribery laws in other countries.

Any of these factors could harm Nuvation Bio’s future international expansion and operations and, consequently, its results of operations.

Nuvation Bio’s internal computer systems, or those used by its CROs or other contractors or consultants, may fail or experience security breaches or other unauthorized or improper access.

Despite the implementation of security measures, Nuvation Bio’s internal computer systems, and those of its CROs and other third parties on which it relies, are vulnerable to privacy and information security incidents, such as data breaches, damage from computer viruses and unauthorized access, malware, natural disasters, fire, terrorism, war and telecommunication, electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside its organization or persons with access to systems inside its organization.

The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. While Nuvation Bio has not experienced any such material system failure or security breach to its knowledge to date, if such an event were to occur and cause interruptions in its operations, it could result in a material disruption of its development programs and its business operations. For example, the loss of clinical trial data from completed, ongoing or future clinical trials could result in delays in Nuvation Bio’s regulatory approval efforts and significantly increase its costs to recover or reproduce the data. Likewise, Nuvation Bio relies on third parties for the manufacture of its product candidates and to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on its business.

Unauthorized disclosure of sensitive or confidential data, including personally identifiable information, whether through a breach of computer systems, systems failure, employee negligence, fraud or misappropriation, or otherwise, or unauthorized access to or through Nuvation Bio’s information systems and networks, whether by its employees or third parties, could result in negative publicity, legal liability and damage to its reputation. Unauthorized disclosure of personally identifiable information could also expose Nuvation Bio to sanctions for violations of data privacy laws and regulations around the world. To the extent that any disruption or security breach resulted in a loss of or damage to Nuvation Bio’s data or applications, or inappropriate disclosure of confidential or proprietary information, it could incur liability and the further development of its product candidates could be delayed.

As Nuvation Bio becomes more dependent on information technologies to conduct its operations, cyber incidents, including deliberate attacks and attempts to gain unauthorized access to computer systems and networks, may increase in frequency and sophistication. These threats pose a risk to the security of Nuvation Bio’s systems and networks, the confidentiality and the availability and integrity of its data and these risks apply both to Nuvation Bio, and to third parties on whose systems it relies for the conduct of its business. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, Nuvation Bio and its partners may be unable to anticipate these techniques or to implement adequate preventative measures. Further, Nuvation Bio does not have any control over the operations of the facilities or technology of its cloud and service providers, including any third party vendors that collect, process and store personal data on its behalf. Nuvation Bio’s systems, servers and platforms and those of its service providers may be vulnerable to computer viruses or physical or electronic break-ins that its or their security measures may not detect. Individuals able to circumvent such security measures may misappropriate Nuvation Bio’s confidential or proprietary information, disrupt its operations, damage its computers or otherwise impair its reputation and business. Nuvation Bio may need to expend significant resources and make significant capital investment to protect against security breaches or to mitigate the impact of any such breaches. There can be no assurance that Nuvation Bio or its third party providers will be successful in preventing cyber-attacks or successfully mitigating their effects. To the extent that any disruption or security breach were to result in a loss of, or damage to, Nuvation Bio’s data or applications, or inappropriate disclosure of confidential or proprietary information, it could incur liability and the further development and commercialization of its future product candidates could be delayed.

Risks Related to the Business Combination

Panacea stockholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

Upon the issuance of the shares to Nuvation Bio stockholders, current Panacea stockholders’ percentage ownership will be diluted. Additionally, of the expected members of the New Nuvation Bio board of directors after the completion of the merger, only one will be a current director of Panacea or appointed by current stockholders of Panacea, and the rest will be current directors of Nuvation Bio or appointed by current stockholders of Nuvation Bio. Because of this, current Panacea stockholders, as a group, will have less influence on the board of directors, management and policies of New Nuvation Bio than they now have on the board of directors, management and policies of Panacea. The market price of shares of New Nuvation Bio Class A common stock after the merger may be affected by factors different from those currently affecting the prices of shares of Panacea Class A common stock before the merger.

Upon completion of the merger, holders of shares of Nuvation Bio common stock and preferred stock will become holders of shares of New Nuvation Bio Class A common stock. Prior to the merger, Panacea has had limited operations. Upon completion of the merger, New Nuvation Bio’s results of operations will depend upon the performance of Nuvation Bio’s businesses, which are affected by factors that are different from those currently affecting the results of operations of Panacea.

Panacea has not obtained an opinion from an independent investment banking firm, and consequently, there is no assurance from an independent source that the merger consideration is fair to its stockholders from a financial point of view.

Panacea is not required to, and has not, obtained an opinion from an independent investment banking firm that the merger consideration it is paying for Nuvation Bio is fair to Panacea’s stockholders from a financial point of view. The fair market value of Nuvation Bio has been determined by Panacea’s board of directors based upon standards generally accepted by the financial community, such as potential sales and the price for which comparable businesses or assets have been valued. Panacea’s stockholders will be relying on the judgment of its board of directors with respect to such matters.

Since the Sponsor and Panacea’s directors and executive officers have interests that are different, or in addition to (and which may conflict with), the interests of our stockholders, a conflict of interest may have existed in determining whether the Business Combination with Nuvation Bio is appropriate as our initial business combination.

When you consider the recommendation of Panacea’s board of directors in favor of the Business Combination Proposal, you should keep in mind that the Sponsor and Panacea’s directors and officers have interests in such proposal that are different from, or in addition to, those of Panacea’s stockholders and warrant holders generally. These interests include those discussed in “The Merger—Interests of Certain Persons in the Business Combination” beginning on page 238 on this proxy statement/prospectus.

The existence of financial and personal interests of one or more of Panacea’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Panacea and its stockholders and what he, she or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals.

The personal and financial interests of the Sponsor and Mr. Nodelman as well as Panacea’s directors and officers may have influenced their motivation in identifying and selecting Nuvation Bio as a business combination target, completing an initial business combination with Nuvation Bio and influencing the operation of the business following the initial business combination. In considering the recommendations of Panacea’s board of directors to vote for the proposals, its stockholders should consider these interests.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met.

Before the transactions contemplated by the merger agreement can be completed, approval must be obtained under the HSR Act. The Federal Trade Commission granted early termination of the waiting period under the HSR Act on November 10, 2020. Additionally, the completion of the merger is conditioned on the absence of certain orders, injunctions or decrees by any court or regulatory authority of competent jurisdiction that would prohibit or make illegal the completion of the merger. There can be no assurances as to the absence of litigation challenging approval under the antitrust laws. See “The Merger—Regulatory Approvals Required for the Merger” beginning on page 241 of this proxy statement/prospectus.

The consummation of the merger is subject to a number of conditions and if those conditions are not satisfied or waived, the merger agreement may be terminated in accordance with its terms and the merger may not be completed.

The merger agreement is subject to a number of conditions which must be fulfilled in order to complete the merger. Those conditions include: approval of the merger agreement by Nuvation Bio stockholders, approval of each of the proposals required to effect the merger by Panacea stockholders, as well as receipt of certain requisite regulatory approvals, absence of orders prohibiting completion of the merger, effectiveness of the registration statement of which this proxy statement/prospectus is a part, approval of the shares of New Nuvation Bio Class A common stock and New Nuvation Bio Class B common stock to be issued to Nuvation Bio stockholders for listing on the NYSE, meeting the minimum cash condition, the accuracy of the representations and warranties by both parties (subject to the materiality standards set forth in the merger agreement) and the performance by both parties of their covenants and agreements. These conditions to the closing of the merger may not be fulfilled in a timely manner or at all, and, accordingly, the merger may not be completed. In addition, the parties can mutually decide to terminate the merger agreement at any time, before or after stockholder approval, or Panacea or Nuvation Bio may elect to terminate the merger agreement in certain other circumstances. See “The Merger Agreement—Termination” beginning on page 255 of this proxy statement/prospectus.

Termination of the merger agreement could negatively impact Nuvation Bio and Panacea.

If the merger is not completed for any reason, including as a result of Panacea stockholders declining to approve the proposals required to effect the merger, the ongoing business of Panacea may be adversely impacted and, without realizing any of the anticipated benefits of completing the merger, Panacea would be subject to a number of risks, including the following:

•

Panacea may experience negative reactions from the financial markets, including negative impacts on its stock price (including to the extent that the current market price reflects a market assumption that the merger will be completed);

•	Panacea will have incurred substantial expenses and will be required to pay certain costs relating to the merger, whether or not the merger is completed; and

•

since the merger agreement restricts the conduct of Panacea’s businesses prior to completion of the merger, Panacea may not have been able to take certain actions during the pendency of the merger that would have benefitted it as an independent company, and the opportunity to take such actions may no longer be available. See “The Merger Agreement—Related Agreements—Other Covenants and Agreements” beginning on page 251 of this proxy statement/prospectus for a description of the restrictive covenants applicable to Nuvation Bio and Panacea.

Nuvation Bio will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees and vendors may have an adverse effect on Nuvation Bio and consequently on Panacea. These uncertainties may impair Nuvation Bio’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause vendors and others that deal with Nuvation Bio to seek to change existing business relationships with Nuvation Bio. Retention of certain employees may be challenging during the pendency of the merger, as certain employees may experience uncertainty about their future roles. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the business, New Nuvation Bio’s business following the merger could be negatively impacted. In addition, the merger agreement restricts Nuvation Bio from making certain expenditures and taking other specified actions without the consent of Panacea until the merger occurs. These restrictions may prevent Nuvation Bio from pursuing attractive business opportunities that may arise prior to the completion of the merger. See “The Merger Agreement—Related Agreements—Other Covenants and Agreements” beginning on page 251 of this proxy statement/prospectus. Additionally, Nuvation Bio has a limited operating history and has never generated any product revenue. Nuvation Bio is a clinical stage biopharmaceutical company with a limited operating history. Nuvation Bio has not yet demonstrated an ability to successfully complete a large-scale, pivotal clinical trial, manufacture a commercial scale product, or arrange for a third party to do so on its behalf, or conduct sales and marketing activities necessary for successful product commercialization.

The merger agreement contains provisions that may discourage Panacea from seeking an alternative business combination.

The merger agreement contains provisions that prohibit Panacea from seeking alternative business combinations during the pendency of the merger. Further, if Panacea is unable to obtain the requisite approval of its stockholders, either party may terminate the merger agreement.

The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is preliminary, and the actual financial condition and results of operations after the merger may differ materially.

The unaudited pro forma financial information included in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what New Nuvation Bio’s actual financial position or results of operations would have been had the merger been completed on the date(s) indicated. The preparation of the pro forma financial information is based upon available information and certain assumptions and estimates that Panacea and Nuvation Bio currently believe are reasonable. The unaudited pro forma financial information reflects adjustments, which are based upon preliminary estimates, among other things, to allocate the purchase price to Nuvation Bio’s net assets. The purchase price allocation reflected in this proxy statement/prospectus is preliminary, and the final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Nuvation Bio as of the date of the completion of the merger. In addition, following the completion of the merger, there may be further refinements of the purchase price allocation as additional information becomes available. Accordingly, the final purchase accounting adjustments may differ materially from the pro forma adjustments reflected in this proxy statement/prospectus. See “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 86 of this proxy statement/prospectus.

Panacea and Nuvation Bio will incur transaction costs in connection with the merger.

Each of Panacea and Nuvation Bio has incurred and expects that it will incur significant, non-recurring costs in connection with consummating the merger. Panacea and Nuvation Bio may also incur additional costs to retain key employees. Panacea and Nuvation Bio will also incur significant legal, financial advisor, accounting, banking and consulting fees, fees relating to regulatory filings and notices, SEC filing fees, printing and mailing fees and other costs associated with the merger. Some of these costs are payable regardless of whether the merger is completed. See “The Merger—Terms of the Merger” beginning on page 223 of this proxy statement/prospectus.

The Founders and Panacea independent directors have agreed to vote in favor of each of the proposals at the Panacea Special Meeting, regardless of how public stockholders vote.

As of the date hereof, the Founders, along with Panacea independent directors, own of record and are entitled to vote an aggregate of 22.1% of the outstanding shares of Panacea common stock (excluding warrants). Pursuant to the Sponsor Support Agreement and the Stockholder Support Agreements, the Founders and applicable insiders have agreed to vote their founder shares, private placement shares and any public shares held by them in favor of each of the proposals at the Panacea Special Meeting, regardless of how public stockholders vote. Accordingly, the agreement by the Founders and applicable Panacea insiders to vote in favor of each of the proposals at the Panacea Special Meeting will increase the likelihood that Panacea will receive the requisite stockholder approval for the merger and the transactions contemplated thereby.

In evaluating Nuvation Bio’s business for the Business Combination, our management has relied on the availability of all of the funds from the sale of the forward purchase shares and the subscription shares to be used as part of the consideration to Nuvation Bio in connection with the merger. If the sale of some or all of the forward purchase shares and subscription shares fails to close, we may lack sufficient funds to consummate the Business Combination.

In connection with Panacea’s IPO, we entered into the forward purchase agreements pursuant to which certain affiliated funds of the Sponsor agreed to purchase an aggregate of 2,500,000 forward purchase shares, plus 833,333 redeemable warrants for a purchase price of $10.00 per forward purchase share, or $25.0 million in the aggregate, in a private placement to close concurrently with our business combination. Additionally, in connection with the entry into the stock purchase agreement, we entered into the subscription agreements pursuant to which the subscription investors agreed to purchase an aggregate of 2,500,000 shares of Panacea Class A common stock for a purchase price of $10.00 per share of Panacea Class A common stock, or $25.0 million in the aggregate, in a private placement to close concurrently with our business combination. The funds from the sale of forward purchase shares and subscription shares (collectively, the “equity financing shares”) may be used as part of the consideration to the sellers in the merger, expenses in connection with the merger or for working capital in New Nuvation Bio. The obligations under the equity financing agreements do not depend on whether any public stockholders elect to redeem their shares and provide us with a minimum funding level to consummate the Business Combination. However, if the sales of the equity financing shares do not close for any reason, including by reason of the failure by some or all of the investors, as applicable, to fund the purchase price for their respective equity financing shares, for example, we may lack sufficient funds to consummate the Business Combination.

Additional Risks Relating to Ownership of New Nuvation Bio Common Stock Following the Business Combination

If the Business Combination’s benefits do not meet the expectations of investors or securities analysts or for other reasons, the market price of Panacea’s securities or, following the Business Combination, New Nuvation Bio’s securities, may decline.

If the perceived benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of Panacea’s securities prior to the Closing may decline. The market values of New Nuvation Bio’s securities at the time of the Business Combination may vary significantly from their prices on the date the merger agreement was executed, the date of this proxy statement/prospectus, or the date on which Panacea’s stockholders vote on the Business Combination.

In addition, following the Business Combination, fluctuations in the price of New Nuvation Bio’s securities could contribute to the loss of all or part of your investment. Prior to the Business Combination, there has not been a public market for Nuvation Bio’s securities. Accordingly, the valuation ascribed to Nuvation Bio may not be indicative of the price that will prevail in the trading market following the Business Combination. If an active market for New Nuvation Bio’s securities develops and continues, the trading price of New Nuvation Bio’s securities following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond New Nuvation Bio’s control. Any of the factors listed below could have a negative impact on your investment in New Nuvation Bio’s securities and New Nuvation Bio’s securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of New Nuvation Bio’s securities may not recover and may experience a further decline.

Factors affecting the trading price of New Nuvation Bio’s securities may include:

•	adverse regulatory decisions;

•

any delay in Nuvation Bio’s regulatory filings for its product candidates and any adverse development or perceived adverse development with respect to the applicable regulatory authority’s review of such filings, including without limitation the FDA’s issuance of a “refusal to file” letter or a request for additional information;

•	the impacts of the ongoing COVID-19 pandemic and related restrictions;

•	the commencement, enrollment or results of any future clinical trials Nuvation Bio may conduct, or changes in the development status of its product candidates;

•	adverse results from, delays in or termination of clinical trials;

•	unanticipated serious safety concerns related to the use of Nuvation Bio’s product candidates;

•	lower than expected market acceptance of Nuvation Bio’s product candidates following approval for commercialization;

•	changes in financial estimates by Nuvation Bio or by any securities analysts who might cover its stock;

•	conditions or trends in Nuvation Bio’s industry;

•	changes in the market valuations of similar companies;

•	stock market price and volume fluctuations of comparable companies and, in particular, those that operate in the pharmaceutical industry;

•	publication of research reports about Nuvation Bio or its industry or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	announcements by Nuvation Bio or its competitors of significant acquisitions, strategic partnerships or divestitures;

•	announcements of investigations or regulatory scrutiny of its operations or lawsuits filed against Nuvation Bio;

•	investors’ general perception of Nuvation Bio’s business or management or New Nuvation Bio’s dual-class share structure;

•	recruitment or departure of key personnel;

•	overall performance of the equity markets;

•	trading volume of New Nuvation Bio Class A common stock;

•

disputes or other developments relating to intellectual property rights, including patents, litigation matters and Nuvation Bio’s ability to obtain, maintain, defend, protect and enforce patent and other intellectual property rights for its technologies;

•	significant lawsuits, including patent or stockholder litigation;

•	proposed changes to healthcare laws in the U.S. or foreign jurisdictions, or speculation regarding such changes;

•	general political and economic conditions; and

•	other events or factors, many of which are beyond Nuvation Bio’s control.

In addition, in the past, stockholders have initiated class action lawsuits against pharmaceutical and biotechnology companies following periods of volatility in the market prices of these companies’ stock. Such litigation, if instituted against Nuvation Bio, could cause it to incur substantial costs and divert management’s attention and resources from its business.

The dual-class structure of New Nuvation Bio’s common stock will have the effect of concentrating voting power with New Nuvation Bio’s Chief Executive Officer, which will limit other stockholders’ ability to influence the outcome of important transactions, including a change in control.

Upon the completion of the PIPE investment, the issuance under the forward purchase agreement and the Business Combination, Dr. Hung will hold all of the outstanding shares of New Nuvation Bio Class B common stock and a percentage of New Nuvation Bio Class A and New Nuvation Bio Class B common stock outstanding that will be between approximately 27.4% (if no public shares are redeemed) and 29.4% (if all 14,375,000 public shares are redeemed). In addition to voting together with New Nuvation Bio Class A common stock (with one vote per share) on all matters, the holders of New Nuvation Bio Class B common stock will have (i) the right to elect and remove without cause three of New Nuvation Bio’s directors plus at least 50% of all directors in excess of seven and (ii) an approval right over any acquisition (whether by merger, sale of shares or sale of assets) or liquidation of New Nuvation Bio. Accordingly, upon the completion of the Business Combination, Dr. Hung will be able to control or exert substantial influence over all matters submitted to our stockholders for approval, including the election of directors and amendments of our organizational documents, and an approval right over any acquisition or liquidation of New Nuvation Bio. Dr. Hung may have interests that differ from those of the other stockholders and may vote in a way with which the other stockholders disagree and which may be adverse to their interests. This concentrated control may have the effect of delaying, preventing or deterring a change in control of New Nuvation Bio, could deprive New Nuvation Bio’s stockholders of an opportunity to receive a premium for their capital stock as part of a sale of New Nuvation Bio, and might ultimately affect the market price of shares of New Nuvation Bio Class A common stock. For information about New Nuvation Bio’s dual-class structure, see the section titled “Description of New Nuvation Bio Capital Stock” beginning on page 265 of this proxy statement/prospectus.

We cannot predict the impact New Nuvation Bio’s dual-class structure may have on the market price of New Nuvation Bio Class A common stock.

We cannot predict whether New Nuvation Bio’s dual-class structure, combined with the concentrated voting power of Dr. Hung by virtue of his ownership of 100% of the outstanding shares of New Nuvation Bio Class B common stock, will result in a lower or more volatile market price of New Nuvation Bio Class A common stock or in adverse publicity or other adverse consequences. Certain index providers have announced restrictions on including companies with multi-class share structures in certain of their indices. For example, in July 2017, FTSE Russell and Standard & Poor’s announced that they would cease to allow most newly public companies utilizing dual or multi-class capital structures to be included in their indices. Under the announced policies, New Nuvation Bio’s dual-class capital structure would make New Nuvation Bio ineligible for inclusion in any of these indices. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from stock indices would likely preclude investment by many of these funds and could make New Nuvation Bio Class A common stock less attractive to other investors. As a result, the market price of New Nuvation Bio Class A common stock could be adversely affected.

There can be no assurance that New Nuvation Bio Class A common stock will be approved for listing on the NYSE or that New Nuvation Bio will be able to comply with the continued listing standards of the NYSE.

In connection with the completion of the Business Combination, we intend to list New Nuvation Bio Class A common stock and warrants on the NYSE under the symbols “NUVB” and “NUVBW,” respectively. New Nuvation Bio’s continued eligibility for listing will depend on New Nuvation Bio’s compliance with the continued listing standards of the NYSE and may depend on the number of our shares that are redeemed. If, after the Business Combination, the NYSE delists New Nuvation Bio’s shares from trading on its exchange for failure to meet the listing standards, New Nuvation Bio and its stockholders could face significant negative consequences including:

•	limited availability of market quotations for New Nuvation Bio’s securities;

•

a determination that New Nuvation Bio Class A common stock is a “penny stock” which will require brokers trading in New Nuvation Bio Class A common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for shares of New Nuvation Bio Class A common stock;

•	a limited amount of analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

Following the completion of the Business Combination, New Nuvation Bio will incur significant increased expenses and administrative burdens as a public company, which could negatively impact its business, financial condition and results of operations.

Following the completion of the Business Combination, New Nuvation Bio will face increased legal, accounting, administrative and other costs and expenses as a public company that Nuvation Bio does not incur as a private company. The Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), including the requirements of Section 404, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, the PCAOB and the securities exchanges, impose additional reporting and other obligations on public companies. Compliance with public company requirements will increase costs and make certain activities more time-consuming. A number of those requirements will require New Nuvation Bio to carry out activities Nuvation Bio has not done previously. For example, New Nuvation Bio will create new board committees and adopt new internal controls and disclosure controls and procedures. In addition, expenses associated with SEC reporting requirements will be incurred. Furthermore, if any issues in complying with those requirements are identified (for example, if the auditors identify a material weakness or significant deficiency in the internal control over financial reporting), New Nuvation Bio could incur additional costs rectifying those issues, and the existence of those issues could adversely affect New Nuvation Bio’s reputation or investor perceptions of it. It may also be more expensive to obtain director and officer liability insurance. Risks associated with New Nuvation Bio’s status as a public company may make it more difficult to attract and retain qualified persons to serve on New Nuvation Bio’s board of directors or as executive officers. The additional reporting and other obligations imposed by these rules and regulations will increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. These increased costs will require New Nuvation Bio to divert a significant amount of money that could otherwise be used to expand the business and achieve strategic objectives. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

New Nuvation Bio’s failure to timely and effectively implement controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act that will be applicable to it after the Business Combination is consummated could negatively impact its business.

Nuvation Bio is currently not subject to Section 404 of the Sarbanes-Oxley Act. However, following the completion of the Business Combination, New Nuvation Bio will be required to provide management’s attestation on internal controls. The standards required for a public company under Section 404(a) of the Sarbanes-Oxley Act are significantly more stringent than those required of Nuvation Bio as a privately held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable after the Business Combination. If New Nuvation Bio is not able to implement the additional requirements of Section 404(a) in a timely manner or with adequate compliance, it may not be able to assess whether its internal controls over financial reporting are effective, which may subject it to adverse regulatory consequences and could harm investor confidence and the market price of its securities.

If, following the Business Combination, securities or industry analysts do not publish or cease publishing research or reports about New Nuvation Bio, its business, or its market, or if they change their recommendations regarding New Nuvation Bio’s securities adversely, the price and trading volume of New Nuvation Bio’s securities could decline.

The trading market for New Nuvation Bio’s securities will be influenced by the research and reports that industry or securities analysts may publish about New Nuvation Bio, its business, market or competitors. Securities and industry analysts do not currently, and may never, publish research on New Nuvation Bio. If no securities or industry analysts commence coverage of New Nuvation Bio, New Nuvation Bio’s share price and trading volume would likely be negatively impacted. If any of the analysts who may cover New Nuvation Bio change their recommendation regarding New Nuvation Bio Class A common stock adversely, or provide more favorable relative recommendations about its competitors, the price of New Nuvation Bio Class A common stock would likely decline. If any analyst who may cover New Nuvation Bio were to cease coverage of New Nuvation Bio or fail to regularly publish reports on it, New Nuvation Bio could lose visibility in the financial markets, which in turn could cause its share price or trading volume to decline.

Future sales, or the perception of future sales, by New Nuvation Bio or its stockholders in the public market following the merger could cause the market price for New Nuvation Bio Class A common stock to decline.

The sale of shares of New Nuvation Bio Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of New Nuvation Bio Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for New Nuvation Bio to sell equity securities in the future at a time and at a price that it deems appropriate.

Upon consummation of the merger, New Nuvation Bio will have a total of approximately 218,103,300 shares of New Nuvation Bio common stock outstanding, consisting of approximately 217,103,300 shares of New Nuvation Bio Class A common stock and 1,000,000 shares of New Nuvation Bio Class B common stock. All shares issued in the merger will be freely tradable without registration under the Securities Act, and without restriction by persons other than New Nuvation Bio’ “affiliates” (as defined under Rule 144 of the Securities Act, “Rule 144”), including New Nuvation Bio’s directors, executive officers and other affiliates.

On October 20, 2020, Nuvation Bio entered into certain agreements restricting the transfer of Panacea securities held by such contracting parties immediately following the closing date, including agreements with (i) the Sponsor and Dr. Hung (the “Sponsor and Founder Lock-Up Agreement”), (ii) purchasers under the forward purchase agreement (the “FPA Lock-Up Agreement”) and (iii) certain of Nuvation stockholders (the “Stockholder Lock-Up Agreements”). In the case of the Sponsor and Founder Lock-Up Agreement and the FPA Lock-Up Agreement, such restrictions begin at the closing date and end on the earlier of (i) the date that is 365 days after the closing date, (ii) the closing date of a merger, liquidation, stock exchange, reorganization or other similar transaction after the closing date that results in all of the public stockholders of Panacea having the right to exchange their shares of common stock for cash securities or other property, or (iii) the day after the date on which the closing price of the New Nuvation Bio Class A common stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the closing date. In the case of the Stockholder Lock-Up Agreements, such restrictions begin at the closing date and end on the earlier of (i) the date that is 180 days after the closing date, (ii) the closing of a merger, liquidation, stock exchange, reorganization or other similar transaction after the closing date that results in all of the public stockholders of Panacea having the right to exchange their shares of common stock for cash securities or other property, or (iii) the day after the date on which the closing price of the New Nuvation Bio Class A common stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the closing of the merger.

Following completion of the merger, assuming that no additional registration rights agreement is entered into with existing stockholders of Nuvation Bio as contemplated by the merger agreement, the shares covered by registration rights would represent approximately 6.2% of the outstanding shares of New Nuvation Bio common stock assuming no redemptions and 6.6% of the outstanding shares of New Nuvation Bio common stock assuming maximum redemptions.

In addition, the shares of New Nuvation Bio Class A common stock reserved for future issuance under New Nuvation Bio’s equity incentive plans will become eligible for sale in the public market once those shares are issued, subject to provisions relating to various vesting agreements, lock-up agreements and, in some cases, limitations on volume and manner of sale applicable to affiliates under Rule 144, as applicable. A total of approximately 20.5% of the fully diluted shares of New Nuvation Bio common stock and New Nuvation Bio Class B common stock are expected to be reserved for future issuance under its equity incentive plans. The compensation committee of New Nuvation Bio’s board of directors may determine the exact number of shares to be reserved for future issuance under its equity incentive plans at its discretion. New Nuvation Bio is expected to file one or more registration statements on Form S-8 under the Securities Act to register shares of New Nuvation Bio Class A common stock or securities convertible into or exchangeable for shares of New Nuvation Bio Class A common stock issued pursuant to New Nuvation Bio’s equity incentive plans. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market.

In the future, New Nuvation Bio may also issue its securities in connection with investments or acquisitions. The amount of shares of New Nuvation Bio Class A common stock issued in connection with an investment or acquisition could constitute a material portion of New Nuvation Bio’s then-outstanding shares of Class A common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to New Nuvation Bio’s stockholders.

Because there are no current plans to pay cash dividends on New Nuvation Bio Class A common stock for the foreseeable future, you may not receive any return on investment unless you sell New Nuvation Bio Class A common stock for a price greater than that which you paid for it.

New Nuvation Bio may retain future earnings, if any, for future operations, expansion and debt repayment and has no current plans to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends as a public company in the future will be made at the discretion of New Nuvation Bio’s board of directors and will depend on, among other things, New Nuvation Bio’s results of operations, financial condition, cash requirements, contractual restrictions and other factors that New Nuvation Bio’s board of directors may deem relevant. In addition, New Nuvation Bio’s ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness it or its subsidiaries incur. As a result, you may not receive any return on an investment in New Nuvation Bio Class A common stock unless you sell your shares of Class A common stock for a price greater than that which you paid for it.

New Nuvation Bio may issue additional shares of its Class A common stock or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of New Nuvation Bio Class A common stock.

Upon completion of the Business Combination, New Nuvation Bio will have Converted Options outstanding to purchase approximately              shares of New Nuvation Bio Class A common stock. Pursuant to the 2021 Plan and the 2021 ESPP, following the completion of the proposed transactions, New Nuvation Bio may issue an aggregate of approximately 20.5% of the fully diluted shares of New Nuvation Bio Class A common stock and New Nuvation Bio Class B common stock, which amount will be subject to increase from time to time. For additional information about this plan, please read the discussion under the headings “Proposal No. 4 — The Equity Incentive Plan Proposal,” “Proposal No. 5 — The ESPP Proposal” and “Nuvation Bio’s Executive Compensation — Employee Benefit Plans.” New Nuvation Bio may also issue additional shares of New Nuvation Bio Class A common stock or other equity securities of equal or senior rank in the future in connection with, among other things, future acquisitions or repayment of outstanding indebtedness, without stockholder approval, in a number of circumstances.

The issuance of additional shares or other equity securities of equal or senior rank would have the following effects:

•	existing stockholders’ proportionate ownership interest in New Nuvation Bio will decrease;

•	the amount of cash available per share, including for payment of dividends in the future, may decrease;

•	the relative voting strength of each previously outstanding New Nuvation Bio Class A common stock may be diminished; and

•	the market price of New Nuvation Bio Class A common stock may decline.

Anti-takeover provisions in New Nuvation Bio’s amended and restated certificate of incorporation and under Delaware law could make an acquisition of New Nuvation Bio, which may be beneficial to its stockholders, more difficult and may prevent attempts by its stockholders to replace or remove New Nuvation Bio’s current management.

New Nuvation Bio’s amended and restated certificate of incorporation that will be in effect upon completion of the Business Combination will contain provisions that may delay or prevent an acquisition of New Nuvation Bio or a change in its management in addition to the significant rights of Dr. Hung as the holder of 100% of the outstanding shares of New Nuvation Bio Class B common stock. These provisions may make it more difficult for stockholders to replace or remove members of its board of directors. Because the board of directors is responsible for appointing the members of the management team, these provisions could in turn frustrate or prevent any attempt by its stockholders to replace or remove its current management. In addition, these provisions could limit the price that investors might be willing to pay in the future for shares of New Nuvation Bio Class A common stock. Among other things, these provisions include:

•	the limitation of the liability of, and the indemnification of, its directors and officers;

•	a prohibition on actions by its stockholders except at an annual or special meeting of stockholders;

•	a prohibition on actions by its stockholders by written consent; and

•

the ability of the board of directors to issue preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by the board of directors.

Moreover, because New Nuvation Bio is incorporated in Delaware, it is governed by the provisions of Section 203 of the Delaware General Corporation Law (the “DGCL”), which prohibits a person who owns 15% or more of its outstanding voting stock from merging or combining with New Nuvation Bio for a period of three years after the date of the transaction in which the person acquired 15% or more of New Nuvation Bio’s outstanding voting stock, unless the merger or combination is approved in a prescribed manner. This could discourage, delay or prevent a third party from acquiring or merging with New Nuvation Bio, whether or not it is desired by, or beneficial to, its stockholders. This could also have the effect of discouraging others from making tender offers for New Nuvation Bio Class A common stock, including transactions that may be in its stockholders’ best interests. Finally, these provisions establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings. These provisions would apply even if the offer may be considered beneficial by some stockholders. For more information, see the section titled “Description of New Nuvation Bio Capital Stock”.

New Nuvation Bio’s amended and restated certificate of incorporation that will be in effect upon the closing of the Business Combination will provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between New Nuvation Bio and its stockholders, which could limit its stockholders’ ability to obtain a favorable judicial forum for disputes with New Nuvation Bio or its directors, officers or employees.

New Nuvation Bio’s amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

•	any derivative action or proceeding brought on New Nuvation Bio’s behalf;

•	any action asserting a breach of fiduciary duty;

•	any action asserting a claim against New Nuvation Bio arising under the DGCL, its amended and restated certificate of incorporation or its amended and restated bylaws; and

•	any action asserting a claim against New Nuvation Bio that is governed by the internal-affairs doctrine or otherwise related to New Nuvation Bio’s internal affairs.

To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, New Nuvation Bio’s amended and restated certificate of incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, New Nuvation Bio would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of its amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with New Nuvation Bio or its directors, officers or other employees, which may discourage lawsuits against New Nuvation Bio and its directors, officers and other employees. If a court were to find either exclusive-forum provision in its amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, New Nuvation Bio may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could harm its business.

Risks Related to Redemption

There is no guarantee that a public stockholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put such stockholder in a better future economic position.

No assurance can be given as to the price at which a public stockholder may be able to sell the shares of New Nuvation Bio Class A common stock in the future following the completion of the merger. Certain events following the consummation of any business combination, including the merger, may cause an increase in New Nuvation Bio’s stock price, and may result in a realization of a lower value now than a Panacea stockholder might realize in the future had the stockholder not elected to redeem such stockholder’s public shares. Similarly, if a Panacea public stockholder does not redeem his, her or its shares, such stockholder will bear the risk of ownership of New Nuvation Bio Class A common stock after the consummation of the merger, and there can be no assurance that a stockholder can sell his, her or its shares of New Nuvation Bio Class A common stock in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A public stockholder should consult his, her or its own tax and/or financial advisor for assistance on how this may affect its individual situation.

If Panacea public stockholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their public shares for a pro rata portion of the funds held in the Trust Account.

Regardless of whether they vote for or against the Business Combination Proposal or any other proposal described in this proxy statement/prospectus and whether they held Panacea common stock as of the Panacea record date or acquired them after the Panacea record date, holders of Panacea public shares may exercise their rights to redeem their public shares for a pro rata portion of the Trust Account. To exercise their redemption rights, holders are required to deliver their stock, either physically or electronically using the DWAC System, to Panacea’s transfer agent prior to the vote at the Panacea Special Meeting. If a holder properly seeks redemption as described in this proxy statement/prospectus and the merger with Nuvation Bio is consummated, Panacea will redeem these shares for a pro rata portion of funds deposited in the Trust Account, and the holder will no longer own such shares following the merger. See the section titled “Panacea Special Meeting of Stockholders—Redemption Rights” for additional information on how to exercise your redemption rights.

Panacea does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for Panacea to complete the merger with which a substantial majority of Panacea’s shareholders do not agree.

Panacea’s existing charter does not provide a specified maximum redemption threshold, except that Panacea will not redeem public shares in an amount that would cause Panacea’s net tangible assets to be less than $5,000,001 (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act). This condition is for the sole benefit of Nuvation Bio and may be waived by Nuvation Bio. As a result, Panacea may be able to complete the merger even though a substantial portion of public stockholders do not agree with the merger and have redeemed their public shares.

If you or a “group” of stockholders of which you are a part is deemed to hold an aggregate of more than 15% of the public shares, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the public shares.

A public stockholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its public shares or, if part of such a group, the group’s public shares, in excess of 15% of the public shares. Your inability to redeem any such excess public shares could resulting in you suffering a material loss on your investment in Panacea if you sell such excess public shares in open market transactions. Panacea cannot assure you that the value of such excess public shares will appreciate over time following the merger or that the market price of the public shares will exceed the per-share redemption price.

However, Panacea’s stockholders’ ability to vote all of their public shares (including such excess shares) for or against the Business Combination Proposal or any other proposal described in this proxy statement/prospectus is not restricted by this limitation on redemption.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined balance sheet of New Nuvation Bio (as defined in Note 1 below) as of September 30, 2020 and the unaudited pro forma condensed combined statements of operations of New Nuvation Bio for the year ended December 31, 2019 and for the nine months ended September 30, 2020 present the combination of the financial information of Panacea (as defined in Note 1 below) and Nuvation Bio after giving effect to the merger (as defined in Note 1 below), the private placement of shares of Panacea Class A common stock being issued at the closing of the merger (the “PIPE investment”) and the forward purchase agreement (collectively, the “transactions”) and related adjustments described in the accompanying notes.

The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2019 and the nine months ended September 30, 2020 give pro forma effect to the transactions as if they had occurred on January 1, 2019. The unaudited pro forma condensed combined balance sheet as of September 30, 2020 gives pro forma effect to the transactions as if they were completed on September 30, 2020.

The unaudited pro forma condensed combined financial information is based on and should be read in conjunction with the audited and unaudited historical financial statements of each of Panacea and Nuvation Bio and the respective notes thereto, as well as the disclosures contained in the sections titled “Panacea’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Nuvation Bio’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and do not necessarily reflect what New Nuvation Bio’s financial condition or results of operations would have been had the transactions occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of New Nuvation Bio. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.

On October 20, 2020, Panacea and the Merger Sub (as defined in Note 1 below) entered into the Merger Agreement (as defined in Note 1 below) with Nuvation Bio. Pursuant to the Merger Agreement, at the closing of the transactions contemplated by the Merger Agreement, and in accordance with the Delaware General Corporation Law, the Merger Sub will merge with and into Nuvation Bio, the separate corporate existence of the Merger Sub will cease and Nuvation Bio will be the surviving corporation and a direct, wholly owned subsidiary of Panacea. Following the closing of the merger, Panacea will change its name to “Nuvation Bio Inc.” together with its subsidiaries.

The unaudited pro forma condensed combined information contained herein assumes that Panacea’s stockholders approve the merger. Panacea’s public stockholders may elect to redeem their public shares for cash even if they approve the merger. Panacea cannot predict how many of its public stockholders will exercise their right to have their shares of Panacea Class A common stock redeemed for cash. As a result, New Nuvation Bio has elected to provide the unaudited pro forma condensed combined financial information under two different redemption scenarios, which produce different allocations of total New Nuvation Bio equity between holders of the common stock. As described in greater detail in Note 2, Basis of Presentation, of the unaudited pro forma condensed combined financial information, the first scenario, or “no redemption scenario,” assumes that none of Panacea’s public stockholders will exercise their right to have their shares of Panacea Class A common stock redeemed for cash, and the second scenario, or “maximum redemption scenario,” assumes that all of Panacea’s public stockholders will exercise their right to have such shares redeemed for cash. The actual results will be within the parameters described by the two scenarios. However, there can be no assurance regarding which scenario will be closest to the actual results. Under both scenarios, Nuvation Bio is considered the accounting acquirer, as further discussed in Note 2, Basis of Presentation, of the unaudited pro forma condensed combined financial information.

NEW NUVATION BIO

UNAUDITED PRO FORMA CONDENSED

COMBINED BALANCE SHEET

SEPTEMBER 30, 2020

(in thousands)

	Panacea (Historical)	Nuvation Bio (Historical)	Pro Forma Adjustments (Assuming No Redemptions)	Note 3	Pro Forma Combined (Assuming No Redemptions)	Additional Pro Forma Adjustments (Assuming Maximum Possible Redemption)	Note 3	Pro Forma Combined (Assuming Maximum Possible Redemption)
ASSETS
Current Assets:
Cash and cash equivalents	$1,345	$8,322	$619,946	(A)	$629,613	$(143,753)	(I)	$485,860
Available-for-sale securities	—	88,375	—		88,375	—		88,375
Interest receivable on marketable securities	—	438	—		438	—		438
Prepaid expenses and other current assets	401	520	—		921	—		921
Deferred financing costs	—	658	—		658	—		658

Total current assets	1,746	98,313	619,946		720,005	(143,753)		576,252
Cash held in Trust Account	143,753	—	(143,753)	(B)	—	—		—
Property and equipment, net	—	688	—		688	—		688
Other long-term assets	—	421	—		421	—		421

Total assets	$145,499	$99,422	$476,193		$721,114	$(143,753)		$577,361

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$4	$4,344	$—		4,348	—		4,348
Accrued expenses and other current liabilities	970	2,586	—		3,556	—		3,556
Preferred Stock subscription received in advance	—	500	—		500	—		500

Total current liabilities	974	7,430	—		8,404	—		8,404
Deferred rent, noncurrent	—	146	—		146	—		146
Total liabilities	974	7,576			8,550	—		8,550

Redeemable and preferred stock
Nuvation Bio Redeemable convertible preferred stock	—	141,864	(141,864)	(C)	—	—		—

	Panacea (Historical)	Nuvation Bio (Historical)	Pro Forma Adjustments (Assuming No Redemptions)	Note 3	Pro Forma Combined (Assuming No Redemptions)	Additional Pro Forma Adjustments (Assuming Maximum Possible Redemption)	Note 3	Pro Forma Combined (Assuming Maximum Possible Redemption)

Panacea Class A common stock, subject to possible redemption	139,525	—	(139,525)	(D)	—	—		—
Stockholders’ equity (deficit)
Preferred stock	—	—	—		—	—		—
Panacea Class A common stock	—	—	—		—	—		—
Panacea Class B common stock	—	—	—		—	—		—
New Nuvation Bio Class A common stock	—	—	18	(E)	18	(1)	(I)	17
New Nuvation Bio Class B common stock	—	—	—		—	—		—
Nuvation Bio common stock	—	10,836	(10,836)	(F)	—	—		—
Additional paid-in capital	5,735	—	768,640	(G)	774,375	(143,752)	(I)	630,623
Accumulated other comprehensive income (loss)	—	1,821	—		1,821	—		1,821
Retained earnings (accumulated deficit)	(735)	(62,675)	(240)	(H)	(63,650)	—		(63,650)

Total stockholders’ equity (deficit)	5,000	(50,018)	757,582		712,564	(143,753)		568,811

Total liabilities, redeemable and preferred stock, and stockholders’ equity (deficit)	$145,499	$99,422	$476,193		721,114	(143,753)		577,361

NEW NUVATION BIO

UNAUDITED PRO FORMA CONDENSED COMBINED

STATEMENT OF OPERATIONS FOR THE NINE MONTHS

ENDED SEPTEMBER 30, 2020

(In thousands, except share and per share amounts)

	Panacea (Historical)	Nuvation Bio (Historical)	Pro Forma Adjustments (Assuming No Redemptions)	Note 3		Pro Forma Combined (Assuming No Redemptions)	Note 3		Additional Pro Forma Adjustments (Assuming Maximum Possible Redemption)	Pro Forma Combined (Assuming Maximum Possible Redemption)	Note 3
Operating expenses:
Research and development	—	23,267	—			23,267			—	23,267
General and administrative	738	6,516	(1,495)	(J	)	5,759			—	5,759

Total operating expenses	738	29,783	(1,495)			29,026			—	29,026

Loss from operations	(738)	(29,783)	1,495			(29,026)			—	(29,026)

Other income (expense):
Interest income	3	1,486	—			1,486			—	1,486
Investment advisory fees	—	(168)	—			(168)			—	(168)
Realized loss on marketable securities		86				86				86
Interest expense	—	—	—			—			—	—

Loss before income taxes	(735)	(28,379)	1,495			(27,619)			—	(27,619)

Provision for income taxes	—	—	—			—			—	—

Net income (loss)	$(735)	$(28,379)	$1,495			$(27,619)			$—	$(27,619)

Other comprehensive income	—	1,400	—			1,400			—	1,400

Total comprehensive loss	$(735)	$(26,979)	$1,495			$(26,219)			$—	$(26,219)

Basic and diluted weighted average Class A redeemable common stock outstanding	14,375,000	—				—				—

Basic and diluted net loss per share, Class A redeemable stock	$—	$—				$—				$—

Basic and diluted weighted average Class B common stock outstanding	3,593,750	—				—				—

Basic and diluted net loss per share, Class B common stock	$(0.20)	$—				$—				$—

Basic and diluted weighted average common shares outstanding,	—	268,251,587				157,628,606	(K	)		143,253,606	(K	)

Basic and diluted net loss per share	$—	$(0.11)				$(0.18)	(K	)		$(0.19)	(K	)

NEW NUVATION BIO

UNAUDITED PRO FORMA CONDENSED COMBINED

STATEMENT OF OPERATIONS FOR THE YEAR

ENDED DECEMBER 31, 2019

(In thousands, except share and per share amounts)

	Panacea (Historical)	Nuvation Bio (Historical)	Pro Forma Adjustments (Assuming No Redemptions)	Pro Forma Combined (Assuming No Redemptions)	Note 3		Additional Pro Forma Adjustments (Assuming Maximum Possible Redemption)	Pro Forma Combined (Assuming Maximum Possible Redemption)	Note 3
Operating expenses:
Research and development	$—	$25,106	—	$25,106			$—	$25,106
General and administrative	—	6,993	—	6,993			—	6,993

Total operating expenses	—	32,099	—	32,099			—	32,099

Loss from operations	—	(32,099)	—	(32,099)			—	(32,099)

Other income (expense):
Interest income	—	1,287	—	1,287			—	1,287
Investment advisory fees	—	(135)	—	(135)			—	(135)
Realized gain on marketable interest securities		53		53				53
Interest expense	—	(2,658)	—	(2,658)			—	(2,658)

Loss before income taxes	—	(33,552)	—	(33,552)			—	(33,552)
Provision for income taxes	—	—	—	—			—	—
Net income (loss)	$—	$(33,552)	$—	$(33,552)			$—	$(33,552)

Other comprehensive income	—	421	—	421			—	421

Total comprehensive loss	$—	$(33,131)	$—	$(33,131)			$—	$(33,131)

Basic and diluted weighted average common shares outstanding	—	206,672,024		146,263,119	(L	)		131,888,119	(L	)

Basic and diluted net loss per share, common stock	$—	$(0.16)		$(0.23)	(L	)		$(0.25)	(L	)

Note 1—Description of the Merger

On October 20, 2020, Panacea Acquisition Corp. (“Panacea”) entered an Agreement and Plan of Merger (“Merger Agreement”) with Panacea Merger Subsidiary Corp, a Delaware corporation and a direct, wholly owned subsidiary of Panacea (the “Merger Sub”) and Nuvation Bio Inc., a Delaware corporation (“Nuvation Bio”).

Pursuant to the Merger Agreement, at the closing of the transactions contemplated by the Merger Agreement and in accordance with the Delaware General Corporation Law, Merger Sub will merge with and into Nuvation Bio, the separate corporate existence of Merger Sub will cease and Nuvation Bio will be the surviving corporation and a direct, wholly owned subsidiary of Panacea (the “merger”). Following the closing, Panacea will change its name to “Nuvation Bio Inc.” (referred to herein, together with its subsidiaries, as “New Nuvation Bio”).

On November 20, 2020, Nuvation Bio instituted a dual class common stock structure comprised of Class A and Class B common stock. At the effective time of the merger (the “Effective Time”), by virtue of the merger and without any action on the part of Panacea, Merger Sub, Nuvation Bio or the holders of any of Nuvation Bio’s securities:

(a)

each share of Nuvation Bio Class A common stock and each share of Nuvation Bio Series A preferred stock issued and outstanding immediately prior to the Effective Time will be canceled and converted into the right to receive the number of shares of the New Nuvation Bio Class A common stock equal to the Exchange Ratio (as defined below). The New Nuvation Bio Class A common stock will have one vote per share;

(b)

each share of Nuvation Bio Class B common stock issued and outstanding immediately prior to the Effective Time (all of which will be owned by David Hung, M.D.) will be canceled and converted into the right to receive the number of shares of the New Nuvation Bio Class B common stock equal to the Exchange Ratio. The holders of New Nuvation Bio Class B common stock will have the right to elect and remove without cause three directors plus at least 50% of any directors in excess of seven, and the approval of the holders of a majority of New Nuvation Bio Class B common stock will be required for approval by the stockholders of any acquisition (whether by merger, sale of shares or sale of assets) or liquidation of New Nuvation Bio. The New Nuvation Bio Class B common stock will automatically convert into New Nuvation Bio Class A common stock upon the occurrence of certain events, including upon transfers to a non-authorized holder or if Dr. Hung’s ownership of shares of New Nuvation Bio Class A common stock and New Nuvation Bio Class B common stock falls below a specified level or if Dr. Hung dies, becomes disabled or ceases to be Chief Executive Officer of New Nuvation Bio, unless he is terminated from such position by New Nuvation Bio without cause;

(c)

any shares of Nuvation Bio capital stock held in the treasury of Nuvation Bio or owned by Panacea or Merger Sub immediately prior to the Effective Time (each, an “Excluded Share”) will be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto;

(d)

each issued and outstanding share of common stock of Merger Sub will be converted into and become one validly issued, fully paid and nonassessable share of common stock of the surviving corporation; and

(e)

each option to purchase Nuvation Bio Class A common stock (each, a “Company Option”) that is outstanding under Nuvation Bio’s 2019 Equity Incentive Plan immediately prior to the Effective Time, whether vested or unvested, will be assumed by New Nuvation Bio and converted into an option (each, a “Converted Option”) to purchase a number of shares of New Nuvation Bio Class A common stock equal to the product (rounded down to the nearest whole number) of (a) the number of shares of Nuvation Bio Class A common stock subject to such Company Option immediately prior to the Effective Time and (b) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (i) the exercise price per share of such Company Option immediately prior to the Effective Time divided by (ii) the Exchange Ratio; subject to customary requirements and conditions under the Internal Revenue Code of 1986, as amended (the “Code”). As of the date of the initial signing of entry into the merger agreement, the exchange ratio was approximately 0.1966.

Note 2—Basis of Presentation

The historical financial information of Panacea and Nuvation Bio has been adjusted in the unaudited pro forma condensed combined financial information to give effect to events that are (1) directly attributable to the merger, the PIPE investment and the forward purchase agreement, (2) factually supportable and (3) with respect to the statements of operations, expected to have a continuing impact on the combined results. The pro forma adjustments are prepared to illustrate the estimated effect of the transactions and certain other adjustments.

The merger will be accounted for as a reverse recapitalization because Nuvation Bio has been determined to be the accounting acquirer under Financial Accounting Standards Board’s Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”) under both the no redemption and maximum redemption scenarios. The determination is primarily based on the evaluation of the following facts and circumstances taking into consideration both the no redemption and maximum redemption scenario:

•	The pre-merger equity holders of Nuvation Bio will hold the majority of voting rights in New Nuvation Bio;

•	The pre-merger equity holders of Nuvation Bio will have the right to appoint the majority of the directors on the New Nuvation Bio board of directors;

•	Senior management of Nuvation Bio will comprise the senior management of New Nuvation Bio; and

•	Operations of Nuvation Bio will comprise the ongoing operations of New Nuvation Bio.

Under the reverse recapitalization model, the merger will be treated as Nuvation Bio issuing equity for the net assets of Panacea, with no goodwill or intangible assets recorded.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption of Panacea Class A common stock into cash:

•	Assuming No Redemptions: This presentation assumes that no Panacea public stockholders exercise redemption rights with respect to their shares of Panacea Class A common stock.

•

Assuming Maximum Redemptions: This presentation assumes that all of Panacea’s public stockholders exercise redemption rights with respect to their shares of Panacea Class A common stock. This scenario assumes that 14,375,000 shares of Panacea Class A common stock are redeemed for an aggregate redemption payment of approximately $143.8 million.

If the actual facts are different than these assumptions, then the amounts and shares outstanding in the unaudited pro forma condensed combined financial information will be different.

New Nuvation Bio expects to enter into new equity awards with its employees upon the consummation of the merger. The terms of these new equity awards have not been finalized and remain subject to change. Accordingly, no effect has been given to the unaudited pro forma condensed combined financial information for the new awards.

The unaudited pro forma condensed combined financial information do not reflect the income tax effects of the pro forma adjustments as any change in the deferred tax balance would be offset by an increase in the valuation allowance given the Nuvation Bio incurred significant losses during the historical periods presented.

Note 3—Pro Forma Adjustments

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The unaudited pro forma condensed combined balance sheet as of September 30, 2020 reflects the following adjustments:

(A)	Represents the sources and uses of funds as it relates to the Business Combination and PIPE Investment (in thousands):

Panacea cash held in a trust account	$143,753	(1)
Proceeds from PIPE investment and forward purchase agreement	501,550	(2)
Payment of estimated transaction costs and deferred underwriter fees for Panacea	(18,479)	(3)
Payment of estimated transaction costs for Nuvation Bio	(6,878)	(4)

	$619,946	(5)

(1)	Reflects the reclassification of investments held in the trust account and to reflect that the funds are available to effectuate the transaction or to pay redeeming Panacea public stockholders.

(2)

Reflects the proceeds of $501.6 million from the issuance and sale of 50,155,000 shares of Panacea Class A common stock at $10.00 per share through the PIPE investment and the forward purchase agreement.

(3)

Reflects the payment of $18.5 million of estimated transaction costs and deferred underwriters’ fees incurred during Panacea’s IPO and due upon the Effective Time. The unaudited pro forma condensed combined balance sheet reflects these costs at a reduction of cash with a corresponding decrease in additional paid-in capital.

(4)

Reflects an estimated $6.9 million of acquisition-related transaction costs. These consist of $5.9 million of fees capitalized as part of the merger and $1.0 million of advisory fees that are not capitalized as part of the merger. The unaudited pro forma condensed combined balance sheet reflects these costs as a reduction of cash of $6.9 million with a corresponding decrease of $5.9 million in additional paid-in capital and $1.0 million in retained earnings. These costs are not included in the unaudited pro forma condensed combined statement of operations as they are nonrecurring.

(5)

The pro forma adjustment to cash does not reflect net cash proceeds of $135.6 million from the issuance in October 2020 of 34,562,048 shares (on an as-converted basis) of Nuvation Bio redeemable Series A convertible preferred stock (“Nuvation Bio Series A preferred stock”).

(B)	Reflects the reclassification of $143.8 million of investments held in a trust account that becomes available following the merger, assuming no redemption.

(C)

Reflects the conversion of Nuvation Bio Series A preferred stock into New Nuvation Bio Class A common stock and New Nuvation Bio Class B common stock pursuant to the terms of the Merger Agreement, resulting in an adjustment of $141.9 million from temporary equity to permanent equity.

(D)	Reflects the reclassification of $139.5 million of Panacea Class A common stock subject to possible redemption to permanent equity, assuming no redemptions.

(E)	Represents pro forma adjustments to Panacea Class A common stock to reflect the following (in thousands):

Issuance of Panacea Class A common stock from PIPE investment and forward purchase agreements	$5
Conversion of Nuvation Bio Series A preferred stock to New Nuvation Bio Class A common stock and New Nuvation Bio Class B common stock	4
Reclassification of Panacea Class A common stock subject to redemption	1
Recapitalization of Nuvation Bio common stock to New Nuvation Bio Class A common stock	8

$18

(F)

Represents recapitalization of historical common stock of Nuvation Bio with a corresponding adjustment to Class A common stock of $8 thousand as noted in Note 3(E) with the balance recorded to additional paid-in capital, as noted in Note 3(G).

(G)	Represents pro forma adjustments to additional paid-in capital balance to reflect the following (in thousands):

Reclassification of Panacea Class A common stock subject to redemption, assuming no redemptions, as noted in Note 3(D)	$139,524
Issuance of Panacea Class A common stock from PIPE investment and forward purchase agreement, as noted in Note 3(A)	501,545
Conversion of Nuvation Bio Series A preferred stock to Nuvation Bio Class A common stock and Class B common stock, as noted in Note 3(C)	141,860
Recapitalization of historical common stock of Nuvation Bio as noted in Note 3(F)	10,828
Elimination of Panacea retained earnings as noted in Note 3(H)	(735)
Reduction in additional paid-in capital for estimated transaction costs	(24,382)

$768,640

(H)

Represents pro forma adjustments to retained earnings (accumulated deficit) balance after recording the transaction costs to be incurred by Nuvation Bio as described in Note 3(A4) and to reflect the elimination of Panacea’s historical retained earnings.

(I)

Represents the maximum redemption of 14,375,000 shares of Panacea Class A common stock at a price of $10.00 per share using par value of $0.0001 based on $143.8 million of cash held in a trust account.

Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operation for the Nine Months Ended September 30, 2020 and Year Ended December 31, 2019

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2020 and for the year ended December 31, 2019 are as follows:

(J)

Represents the exclusion of $0.9 million of transaction costs incurred by Nuvation Bio and $0.6 million of transactions costs incurred by Panacea in connection with the merger that will not have a continuing impact on the combined entity.

(K)

Represents pro forma net loss per share based on pro forma net loss and 157,628,606 and 143,253,606 total pro forma New Nuvation Bio Class A and Class B common shares outstanding upon consummation of the merger and PIPE investment for the no redemption and maximum redemption scenario, respectively. The redemption scenario pro forma net loss is based on 156,628,606 Class A shares and 1,000,000 Class B shares outstanding. The maximum redemption scenario pro forma net loss is based on 142,253,606 Class A shares and 1,000,000 Class B shares outstanding. Also, the pro forma shares do not include the 34,562,048 shares of Nuvation Bio Series A preferred stock issued in October 2020.

(L)

Represents pro forma net loss per share based on pro forma net loss and 146,263,119 and 131,888,119 total pro forma New Nuvation Bio Class A and Class B common shares outstanding upon consummation of the merger and PIPE investment for the no redemption and maximum redemption scenario, respectively. The redemption scenario pro forma net loss is based on 145,263,119 Class A shares and 1,000,000 Class B shares outstanding. The maximum redemption scenario pro forma net loss is based on 130,888,119 Class A shares and 1,000,000 Class B shares outstanding. Also, the pro forma shares do not include the 34,562,048 shares of Nuvation Bio Series A preferred stock issued in October 2020.

PANACEA SPECIAL MEETING OF STOCKHOLDERS

General

Panacea is furnishing this proxy statement/prospectus to its stockholders as part of the solicitation of proxies by the board of directors for use at the Panacea Special Meeting. This proxy statement/prospectus provides Panacea’s stockholders with information they need to know to be able to vote or direct their vote to be cast at the Panacea Special Meeting.

Date, Time and Place

The Panacea Special Meeting will be held on                 , 2021, at                a.m. Pacific Time. In light of the ongoing developments related to the COVID-19 pandemic and to protect the health of Panacea stockholders, management, employees and the community, the Panacea Special Meeting will be a completely virtual meeting of stockholders conducted via live audio webcast. You will be able to attend the Panacea Special Meeting by visiting https://www.cstproxy.com/panaceaacquisitioncorp/2021 and entering your control number as further explained in the accompanying proxy statement/prospectus. On or about                , 2021, Panacea commenced mailing this proxy statement/prospectus and the enclosed form of proxy to its stockholders entitled to vote at the Panacea Special Meeting.

Purpose of Panacea Special Meeting

Panacea stockholders are being asked to vote on the following proposals:

1.	the Business Combination Proposal;

2.	the Charter Proposals;

3.	the NYSE Proposal;

4.	the Incentive Plan Proposal;

5.	the ESPP Proposal; and

6.	the Adjournment Proposal.

Recommendation of the Panacea Board of Directors

The Panacea board of directors has unanimously determined that the merger, on the terms and conditions set forth in the merger agreement, are advisable and in the best interests of Panacea and its stockholders and has directed that the proposals set forth in this proxy statement/prospectus be submitted to its stockholders for approval at the Panacea Special Meeting on the date and at the time and place set forth in this proxy statement/prospectus. The Panacea board of directors unanimously recommends that Panacea’s stockholders vote “FOR” the Business Combination Proposal, “FOR” each of the Charter Proposals, “FOR” the NYSE Proposal, “FOR” the Incentive Plan Proposal, “FOR” the ESPP Proposal and “FOR” the Adjournment Proposal (if necessary).

Voting Power; Record Date

You will be entitled to vote or direct votes to be cast at the Panacea Special Meeting if you owned shares of Panacea common stock at the close of business on                , 2021 which is the record date for the Panacea Special Meeting. You are entitled to one vote for each share of Panacea common stock that you owned as of the close of business on the Panacea record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the record date, there were                shares of common stock outstanding, of which                are public shares, are founder shares and                are private placement shares.

Vote of the Founders and Panacea’s Directors and Officers

Panacea has entered into an agreement with the Founders and Panacea’s officers and directors pursuant to which each has agreed to vote any shares of Panacea common stock owned by it in favor of the Business Combination Proposal. Moreover, the Founders have agreed to vote in favor of each of the proposals presented at the Panacea Special Meeting.

The Founders have waived any redemption rights, including with respect to shares of Panacea common stock purchased in Panacea’s IPO or in the aftermarket, in connection with merger. The founder shares and private placement shares held by the Founders have no redemption rights upon Panacea’s liquidation and will be worthless if no business combination is effected by Panacea by July 6, 2022. However, the Founders are entitled to redemption rights upon Panacea’s liquidation with respect to any public shares they may own.

Quorum and Required Vote for Proposals for the Panacea Special Meeting

A quorum of Panacea stockholders is necessary to hold a valid meeting. A quorum will be present at the Panacea Special Meeting if a majority of the issued and outstanding Panacea common stock entitled to vote as of the Panacea record date at the Panacea Special Meeting is represented in person or by proxy. Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum. The holders of the founder shares and private placement shares, who currently own 22.1% of the issued and outstanding shares of Panacea common stock, will count towards this quorum. As of the Panacea record date for the Panacea Special Meeting, 9,228,126 shares of Panacea common stock would be required to achieve a quorum.

Approval of each of the Business Combination Proposal, NYSE Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal (if necessary) requires the affirmative vote of a majority of the votes cast by the holders of Panacea common stock present in person or represented by proxy at the Panacea Special Meeting and entitled to vote thereon. Approval of the Charter Proposals requires the affirmative vote of (i) holders of a majority of the outstanding shares of Panacea common stock, voting together as a single class, and (ii) holders of a majority of the outstanding founder shares, voting separately as a single class, in each case present in person or represented by proxy at the Panacea Special Meeting. Accordingly, if you do not vote or do not instruct your bank, broker or other nominee how to vote, it will have the same effect as a vote “AGAINST” each of the Charter Proposals. Because approval of each of the other proposals only requires a majority of the votes cast, assuming a quorum is established at the Panacea Special Meeting, if you do not vote or do not instruct your bank, broker or other nominee how to vote, it will have no effect on these other proposals because such action would not count as a vote cast at the Panacea Special Meeting. The Business Combination Proposal, the Charter Proposals, the NYSE Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal (if necessary) are collectively referred to herein as the “proposals”.

The merger is conditioned upon the approval of each of the proposals. Failure to receive approval of any of the proposals provides each of Panacea and Nuvation Bio with a right to terminate the merger agreement. If our stockholders do not approve each of the proposals, the merger may not be consummated. If the Business Combination Proposal is not approved, each of the other proposals (except the Adjournment Proposal) will not be presented to the stockholders for a vote.

It is important for you to note that in the event that any of the Business Combination Proposal, the Charter Proposals, the NYSE Proposal, the Incentive Plan Proposal or the ESPP Proposal do not receive the requisite vote for approval, then the merger may not be consummated. If Panacea does not consummate the merger and fails to complete an initial business combination by July 6, 2022, Panacea will be required to dissolve and liquidate its Trust Account by returning the then-remaining funds in such account to the public stockholders.

Recommendation of the Panacea Board of Directors

Panacea’s board of directors unanimously determined that the merger agreement and the transactions contemplated thereby, including the merger, were advisable, fair to, and in the best interests of, Panacea and its stockholders. Accordingly, Panacea’s board of directors unanimously recommends that its stockholders vote “FOR” the Business Combination Proposal and each of the other proposals hereby.

In considering the recommendation of the board of directors of Panacea to vote in favor of approval of the Business Combination Proposal, each of the Charter Proposals, the NYSE Proposal, the Incentive Plan Proposal and the ESPP Proposal, stockholders should keep in mind that certain members of the board of directors and executive officers of Panacea and the founders, including their directors and executive officers, have interests in such proposals that are different from, or in addition to, those of Panacea stockholders generally. These interests include, among other things:

•

If the merger or another business combination is not consummated by July 6, 2022, Panacea will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares for cash and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating. In such event, the 2,875,000 founder shares held by the Sponsor and the directors and officers of Panacea, which were acquired for an aggregate purchase price of $20,000 prior to the Panacea’s IPO would be worthless because the holders are not entitled to participate in any redemption or distribution with respect to such shares. Such shares had an aggregate market value of $        million based upon the closing price of $        per share on the NYSE on                , 2021, the Panacea record date.

•

The Sponsor purchased 390,000 private placement units for an aggregate purchase price of $3.9 million in connection with Panacea’s IPO. A portion of the proceeds Panacea received from the purchase was placed in the Trust Account. Such units had an aggregate market value of $        based upon the closing price of $        per warrant on the NYSE on                , 2021, the Panacea record date. The private placement units will become worthless if Panacea does not consummate a business combination by July 6, 2022.

•

If the Trust Account is liquidated, including in the event we are unable to complete an initial business combination by July 6, 2022, our Sponsor has agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which we have entered into an acquisition agreement or claims of any third party (other than our independent public accountants) for services rendered or products sold to us, but only if such a third party or target business has not executed a waiver of any and all rights to seek access to the Trust Account.

•

Funds affiliated with the Sponsor and Oleg Nodelman, current Chief Executive Officer and Chairman of the Board invested a total of $20.0 million in Nuvation Bio’s Series A preferred stock financing round in June 2019. The closing of the shares purchased in this investment closed in two equal tranches in June 2019 and October 2020, resulting in approximately 3.2% ownership of Nuvation Bio on a fully diluted basis. The Sponsor and Mr. Nodelman therefore hold a beneficial interest in shares of Nuvation Bio Series A preferred stock that will be exchanged for the right to receive shares of New Nuvation Bio Class A common stock in the merger.

•

Funds affiliated with the Sponsor and Mr. Nodelman have entered into a forward purchase agreement which provides for the purchase by such funds of an aggregate of 2,500,000 shares of New Nuvation Bio Class A common stock and 833,333 redeemable warrants, for an aggregate purchase price of $25.0 million, or $10.00 per share of New Nuvation Bio Class A common stock and 833,333 redeemable warrant, in a private placement which will close substantially concurrently with the closing of the initial business combination.

•

Funds affiliated with the Sponsor and Mr. Nodelman have entered into subscription agreements to purchase 2,500,000 shares of New Nuvation Bio Class A common stock for an aggregate purchase price of $25.0 million, or $10.00 per share of New Nuvation Bio Class A common stock, as part of the PIPE investment which will close immediately prior to the closing of the Business Combination. Shalini Sharp, one of Panacea’s independent directors, has also entered into a subscription agreement to purchase 10,000 shares of New Nuvation Bio Class A common stock for a purchase price of $100,000, or $10.00 per share, as part of the PIPE investment.

•

The Sponsor has the right, but not the obligation, to purchase immediately prior to the closing of the Business Combination additional shares of Panacea Class A common stock at a purchase price of $10.00 per share, to the extent our total available cash (after taking into account the PIPE investment and the forward purchase agreement) less than $500.0 million (or $480.0 million if Dr. Hung has not fulfilled his contractual commitment to fund at least $20.0 million of the PIPE investment).

•

Mr. Nodelman will remain a member of the board of directors of New Nuvation Bio after the closing of the merger for a term that expires in 2022, unless and until the Sponsor appoints a replacement director. As such, in the future, unless and until he is replaced, Mr. Nodelman will receive any cash fees, stock options or stock awards that the New Nuvation Bio board of directors determines to pay for his service.

•

Sponsor and Panacea’s officers and directors, and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on Panacea’s behalf, such as identifying and investigating possible business targets and business combinations. However, if Panacea fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, Panacea may not be able to reimburse these expenses if the merger or another business combination is not completed by July 6, 2022.

•	The holders of the founder shares and subscribers in the PIPE investment (including affiliates of the Sponsor and Mr. Nodelman) are entitled to customary registration rights.

•	Panacea’s officers and directors will receive continued indemnification and liability insurance after the merger.

Abstentions and Broker Non-Votes

Abstentions are considered present for the purposes of establishing a quorum and will have the same effect as a vote “AGAINST” each of the Charter Proposals only. Broker non-votes are considered present for the purposes of establishing a quorum and will have the effect of a vote “AGAINST” each of the Charter Proposals only.

Voting Your Shares

Each share of Panacea common stock that you own in your name entitles you to one vote on each of the proposals for the Panacea Special Meeting. Your one or more proxy cards show the number of shares of Panacea common stock that you own. There are several ways to have your shares of common stock voted:

•

You can submit a proxy to vote your shares by completing, the signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Panacea Special Meeting. If you submit a proxy card, your “proxy”, whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares of Panacea common stock will be voted in favor of each of the proposals. Panacea’s board of directors recommends voting “FOR” the Business Combination Proposal, “FOR” each of the Charter Proposals, “FOR” the NYSE Proposal, “FOR” the Incentive Plan Proposal, “FOR” the ESPP Proposal and “FOR” the Adjournment Proposal.

•

You can attend the Panacea Special Meeting and vote in person even if you have previously voted by submitting a proxy pursuant to any of the methods noted above. You will be given a ballot when you arrive. However, if your shares of Panacea common stock are held in the name of your broker, bank or other nominee, you must get a proxy from the broker, bank or other nominee. That is the only way Panacea can be sure that the broker, bank or nominee has not already voted your shares of Panacea common stock.

Revoking Your Proxy

If you are a record owner of your shares and you give a proxy, you may change or revoke it at any time before it is exercised by doing any one of the following:

•	you may send another proxy card with a later date;

•	you may notify Panacea’s secretary in writing before the Panacea Special Meeting that you have revoked your proxy; or

•	you may attend the Panacea Special Meeting, revoke your proxy, and vote in person as described above.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker for information on how to change or revoke your voting instructions.

No Additional Matters May be Presented at the Panacea Special Meeting

The Panacea Special Meeting has been called only to consider the approval of the Business Combination Proposal, the Charter Proposals, the NYSE Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal (if necessary). Under Panacea’s bylaws, no other matters may be considered at the Panacea Special Meeting if they are not included in this proxy statement/prospectus, which serves as the notice of the Panacea Special Meeting.

Who Can Answer Your Questions About Voting

If you have any questions about how to vote or direct a vote in respect of your shares of Panacea common stock, you may call Morrow Sodali LLC, Panacea’s proxy solicitor, at (800) 662-5200 (toll-free for stockholders) or (203) 658-9400 (for banks and brokers) or email PANA.info@investor.morrowsodali.com.

Redemption Rights

Each public stockholder may elect to redeem their public shares regardless of whether they vote for or against the Business Combination Proposal or any other proposal described in this proxy statement/prospectus and whether they held Panacea common stock as of the Panacea record date or acquired them after the Panacea record date. Any stockholder holding public shares may demand that Panacea redeem such shares for a full pro rata portion of the Trust Account (which, for illustrative purposes, was $        per share as of         , the Panacea record date), calculated as of two business days prior to the anticipated consummation of the merger. If a holder properly seeks redemption as described in this section and the merger with Nuvation Bio is consummated, Panacea will redeem these shares for a pro rata portion of funds deposited in the Trust Account, and the holder will no longer own these shares following the merger.

Notwithstanding the foregoing, a holder of public shares, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to more than 15% of the public shares. Accordingly, all public shares in excess of 15% held by a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group”, will not be redeemed for cash.

Holders of the founder shares or private placement shares will not have redemption rights with respect to such shares.

Panacea stockholders are not required to affirmatively vote against the Business Combination Proposal in order to exercise their rights to redeem their shares for a pro rata portion of the Trust Account. Holders may demand redemption by submitting a request in writing and delivering their stock, either physically or electronically using the DWAC System, to Panacea’s transfer agent prior to the vote at the Panacea Special Meeting. If you hold the shares in “street name”, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC System. The transfer agent will typically charge the tendering broker $80, and it would be up to the broker whether or not to pass this cost on to the redeeming stockholder. The need to deliver shares is a requirement of exercising redemption rights regardless of the timing of when such delivery must be effectuated. In the event the proposed merger is not consummated, this may result in an additional cost to stockholders for the return of their shares.

Panacea’s transfer agent can be contacted at the following address:

Continental Stock Transfer & Trust Company

1 State Street—30th Floor

New York, NY 10004

Attn: Mark Zimkind

Email: mzimkind@continentalstock.com

Any request to redeem such shares, once made, may be withdrawn at any time up to the vote on the Business Combination Proposal. Furthermore, if a holder of a public share delivered its certificate in connection with an election of its redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that the transfer agent return the certificate (physically or electronically).

If the merger is not approved or completed for any reason, then Panacea’s public stockholders who elected to exercise their redemption rights will not be entitled to redeem their shares for a full pro rata portion of the Trust Account, as applicable. In such case, Panacea will promptly return any shares delivered by public stockholders. If Panacea would be left with less than $5,000,001 of net tangible assets as a result of the holders of public shares properly demanding redemption of their shares for cash, Panacea will not be able to consummate the merger. Additionally, Nuvation Bio will not be required to consummate the merger if the amount in the Trust Account, plus the proceeds from the PIPE investment, plus the proceeds from the forward purchase agreement entered into in connection with Panacea’s IPO, plus all other cash and cash equivalents of Panacea (after deducting the cash amounts required to satisfy Panacea’s stockholder redemptions and transaction costs) does not equal or exceed $500.0 million; provided that to the extent Dr. Hung has not fulfilled his contractual commitment to fund at least $20.0 million of the PIPE investment amount, then the cash closing requirement shall be reduced dollar for dollar by the amount of such shortfall.

The closing price of Panacea Class A common stock on                 , 2021 the Panacea record date, was $        . The cash held in the Trust Account on such date was approximately $        ($        per public share). Prior to exercising redemption rights, stockholders should verify the market price of Panacea Class A common stock, as they may receive higher proceeds from the sale of their common stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. Panacea cannot assure its stockholders that they will be able to sell their shares of Panacea Class A common stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its stockholders wish to sell their shares.

If a holder of public shares exercises his, her or its redemption rights, then he, she or it will be exchanging its shares of Panacea Class A common stock for cash and will no longer own those shares. You will be entitled to receive cash for these shares only if you properly demand redemption no later than the close of the vote on the Business Combination Proposal by delivering your stock certificate (either physically or electronically) to Panacea’s transfer agent prior to the vote at the Panacea Special Meeting, and the merger is consummated.

Whether the redemption is subject to U.S. federal income tax depends on the particular facts and circumstances. Please see the section titled “Proposal No. 1—The Business Combination Proposal—United States Federal Income Tax Considerations for Stockholders Exercising Redemption Rights.” We urge you to consult your tax advisors regarding the tax consequences of exercising your redemption rights.

Appraisal Rights

Appraisal rights are not available to holders of shares of Panacea common stock or Panacea warrants in connection with the merger.

Proxy Solicitation Costs

Panacea is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone or in person. Panacea and its directors, officers and employees may also solicit proxies in person. Panacea will file with the SEC all scripts and other electronic communications as proxy soliciting materials. Panacea will bear the cost of the solicitation.

Panacea has hired Morrow Sodali LLC to assist in the proxy solicitation process. Panacea will pay to Morrow Sodali LLC a fee of $25,000, plus disbursements.

Panacea will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Panacea will reimburse them for their reasonable expenses.

The Founders

As of                 , 2021 the Panacea record date, the Founders owned of record and were entitled to vote an aggregate of 3,593,750 founder shares that were issued prior to Panacea’s IPO and 487,500 private placement shares underlying private placement units that were issued to the Founders in connection with the IPO. Such shares currently constitute 22.1% of the outstanding shares of Panacea common stock. The holders of these securities have agreed to vote the founder shares, the private placement shares, as well as any shares of Panacea common stock acquired in the aftermarket, in favor of each of the proposals being presented at the Panacea Special Meeting. The founder shares and private placement shares have no right to participate in any redemption distribution and will be worthless if no business combination is effected by Panacea.

Upon consummation of the merger, under the Sponsor Support Agreement, such founder shares (and the shares of Panacea Class A common stock issuable upon conversion thereof) and the private placement shares previously sold to the Founders (and the shares of Panacea Class A common stock issuable upon conversion of private placement warrants) will be subject to (i) certain lock-up restrictions and (ii) certain time and performance-based vesting provisions. See “The Merger Agreement—Related Agreements—Sponsor Support Agreement” beginning on page 257 of this proxy statement/prospectus. The Founders will elect to convert their founder shares into Panacea Class A common stock on a one-for-one basis as of immediately prior to the consummation of the merger pursuant to the existing charter.

PANACEA PROPOSALS

References in this section to “we”, “us”, “our”, and “the Company” are intended to mean Panacea Acquisition Corp.

PROPOSAL NO. 1—THE BUSINESS COMBINATION PROPOSAL

Holders of Panacea common stock are being asked to approve the merger agreement and the transactions contemplated thereby, including the merger. Panacea stockholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the merger agreement, which is attached as Annex A to this proxy statement/prospectus. Please see the sections titled “The Merger” and “The Merger Agreement” in this proxy statement/prospectus for additional information regarding the merger and a summary of certain terms of the merger agreement. You are urged to read carefully the merger agreement in its entirety before voting on this proposal.

Panacea may consummate the merger only if it is approved by the affirmative vote of a majority of the votes cast by the holders of Panacea common stock present in person or represented by proxy at the Panacea Special Meeting and entitled to vote thereon, assuming a quorum is present.

United States Federal Income Tax Considerations for Stockholders Exercising Redemption Rights

The following is a discussion of U.S. federal income tax considerations for holders of our shares of Panacea Class A common stock that elect to have their Panacea Class A common stock redeemed for cash if the Business Combination is completed. This discussion applies only to Panacea Class A common stock that is held as a capital asset for U.S. federal income tax purposes (generally, property held for investment). This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to you in light of your particular circumstances, including the alternative minimum tax, the Medicare tax on certain investment income and the different consequences that may apply if you are subject to special rules that apply to certain types of investors, such as:

•	banks and financial institutions;

•	insurance companies;

•	brokers and dealers in securities, currencies or commodities;

•	dealers or traders in securities subject to a mark-to-market method of accounting with respect to shares of Panacea Class A common stock;

•	regulated investment companies and real estate investment trusts;

•	governmental organizations and qualified foreign pension funds;

•	persons holding Panacea Class A common stock as part of a “straddle,” hedge, integrated transaction or similar transaction;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	partnerships or other pass-through entities for U.S. federal income tax purposes (and investors in such entities);

•	certain former citizens or long-term residents of the United States;

•	controlled foreign corporations and passive foreign investment companies; and

•	tax-exempt entities.

If a partnership or entity treated as a partnership for U.S. federal income tax purposes holds shares of Panacea Class A common stock, the U.S. federal income tax treatment of the partners in the partnership will generally depend on the status of the partners and the activities of the partnership. Partners in partnerships holding shares of Panacea Class A common stock should consult their tax advisors.

This discussion is based on the Code and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, changes to any of which subsequent to the date of this proxy statement/prospectus may affect the tax consequences described herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax considerations described below. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this summary. This discussion does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as gift and estate taxes).

You are urged to consult your tax advisor with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

Redemption of Panacea Class A common stock

In the event that a holder’s shares of Panacea Class A common stock are redeemed pursuant to the redemption provisions described in this proxy statement/prospectus under the section titled “Special Meeting of Company Stockholders—Redemption Rights,” the treatment of the redemption for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale or other exchange of shares of Panacea Class A common stock under Section 302 of the Code. If the redemption qualifies as a sale of shares of Panacea Class A common stock, a U.S. holder (as defined below) will be treated as described below under the section titled “U.S. holders—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Panacea Class A common stock,” and a Non-U.S. holder (as defined below) will be treated as described under the section titled “Non-U.S. holders—Gain on Sale, Taxable Exchange or Other Taxable Disposition of Panacea Class A common stock.” If the redemption does not qualify as a sale of shares of Panacea Class A common stock, a holder will be treated as receiving a corporate distribution with the tax consequences to a U.S. holder described below under the section titled “U.S. holders—Taxation of Distributions,” and the tax consequences to a Non-U.S. holder described below under the section titled “Non-U.S. holders—Taxation of Distributions.”

Whether a redemption of shares of Panacea Class A common stock qualifies for sale treatment will depend largely on the total number of shares of our stock treated as held by the redeemed holder before and after the redemption (including any stock constructively owned by the holder as a result of owning warrants and any of our stock that a holder would directly or indirectly acquire pursuant to the Business Combination) relative to all of our shares outstanding both before and after the redemption. The redemption of Panacea Class A common stock will generally be treated as a sale of Panacea Class A common stock (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to the holder, (ii) results in a “complete termination” of the holder’s interest in us or (iii) is “not essentially equivalent to a dividend” with respect to the holder. These tests are explained more fully below.

In determining whether any of the foregoing tests result in a redemption qualifying for sale treatment, a holder takes into account not only shares of our stock actually owned by the holder, but also shares of our stock that are constructively owned by it under certain attribution rules set forth in the Code. A holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the holder has an interest or that have an interest in such holder, as well as any stock that the holder has a right to acquire by exercise of an option, which would generally include Panacea Class A common stock which could be acquired pursuant to the exercise of the warrants. Moreover, any of our stock that a holder directly or constructively acquires pursuant to the Business Combination should be included in determining the U.S. federal income tax treatment of the redemption.

In order to meet the substantially disproportionate test, the percentage of our outstanding voting stock actually and constructively owned by the holder immediately following the redemption of shares of Panacea Class A common stock must, among other requirements, be less than eighty percent (80%) of the percentage of our outstanding voting stock actually and constructively owned by the holder immediately before the redemption (taking into account both redemptions by other holders of Panacea Class A common stock and the Panacea Class A common stock to be issued pursuant to the Business Combination). There will be a complete termination of a holder’s interest if either (i) all of the shares of our stock actually and constructively owned by the holder are redeemed or (ii) all of the shares of our stock actually owned by the holder are redeemed and the holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the holder does not constructively own any other stock. The redemption of Panacea Class A common stock will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the holder’s proportionate interest in us. Whether the redemption will result in a meaningful reduction in a holder’s proportionate interest in us will depend on the particular facts and circumstances. The IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the foregoing tests is satisfied, then the redemption of shares of Panacea Class A common stock will be treated as a corporate distribution to the redeemed holder and the tax effects to such U.S. holder will be as described below under the section titled “U.S. holders—Taxation of Distributions,” and the tax effects to such Non-U.S. holder will be as described below under the section titled “Non-U.S. holders—Taxation of Distributions.” After the application of those rules, any remaining tax basis of the holder in the redeemed Panacea Class A common stock will be added to the holder’s adjusted tax basis in its remaining stock, or, if it has none, to the holder’s adjusted tax basis in its warrants or possibly in other stock constructively owned by it.

A holder should consult its tax advisors as to the tax consequences of a redemption.

U.S. holders

This section applies to you if you are a “U.S. holder.” A U.S. holder is a beneficial owner of our shares of Panacea Class A common stock who or that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax purposes regardless of its source; or

•

a trust, if (A) a court within the U.S. is able to exercise primary supervision over the administration of such trust and one or more “United States persons” (within the meaning of the Code) have the authority to control all substantial decisions of the trust or (B) the trust validly elected to be treated as a United States person for U.S. federal income tax purposes.

Taxation of Distributions. If our redemption of a U.S. holder’s shares of Panacea Class A common stock is treated as a distribution, as discussed above under the section titled “Redemption of Panacea Class A common stock,” such distributions will generally constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in our Panacea Class A common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the Panacea Class A common stock and will be treated as described below under the section titled “U.S. holders—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Panacea Class A common stock.”

Dividends received by a U.S. holder that is a taxable corporation will generally qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends received by a non-corporate U.S. holder will generally constitute “qualified dividends” that will be subject to tax at the maximum tax rate applicable to long-term capital gains. It is unclear whether the redemption rights with respect to the Panacea Class A common stock described in this proxy statement/prospectus may prevent a U.S. holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Panacea Class A common stock. If our redemption of a U.S. holder’s shares of Panacea Class A common stock is treated as a sale or other taxable disposition, as discussed above under the section titled “Redemption of Panacea Class A common stock,” a U.S. holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. holder’s adjusted tax basis in the shares of Panacea Class A common stock redeemed. Any such capital gain or loss will generally be long-term capital gain or loss if the U.S. holder’s holding period for the Panacea Class A common stock so disposed of exceeds one year. It is unclear, however, whether the redemption rights with respect to the Panacea Class A common stock described in this proxy statement/prospectus may suspend the running of the applicable holding period for this purpose. Long-term capital gains recognized by non-corporate U.S. holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations. U.S. holders who hold different blocks of Panacea Class A common stock (shares of Panacea Class A common stock purchased or acquired on different dates or at different prices) should consult their tax advisor to determine how the above rules apply to them.

Generally, the amount of gain or loss recognized by a U.S. holder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. holder’s adjusted tax basis in its Panacea Class A common stock so disposed of. A U.S. holder’s adjusted tax basis in its Panacea Class A common stock will generally equal the U.S. holder’s acquisition cost less any prior distributions paid to such U.S. holder with respect to its shares of Panacea Class A common stock treated as a return of capital.

Non-U.S. Holders. This section applies to you if you are a “Non-U.S. holder.” A Non-U.S. holder is a beneficial owner of our Panacea Class A common stock who or that is, for U.S. federal income tax purposes:

•	a non-resident alien individual, other than certain former citizens and residents of the U.S. subject to U.S. tax as expatriates;

•	a foreign corporation; or

•	an estate or trust that is not a U.S. holder;

but does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition. If you are such an individual, you should consult your tax advisor regarding the U.S. federal income tax consequences of a redemption.

Taxation of Distributions. If our redemption of a Non-U.S. holder’s shares of Panacea Class A common stock is treated as distribution, as discussed above under the section titled “Redemption of Panacea Class A common stock,” to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), such distribution will constitute a dividend for U.S. federal income tax purposes and, provided such dividend is not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of thirty percent (30%), unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and timely provides proper certification of its eligibility for such reduced rate

(usually on an IRS Form W-8BEN or W-8BEN-E). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. holder’s adjusted tax basis in its shares of our Panacea Class A common stock and, to the extent such distribution exceeds the Non-U.S. holder’s adjusted tax basis, as gain realized from the sale or other disposition of the Panacea Class A common stock, which will be treated as described below under the section titled “Non-U.S. holders—Gain on Sale, Taxable Exchange or Other Taxable Disposition of Panacea Class A common stock.”

The withholding tax described above does not apply to a dividend paid to a Non-U.S. holder who provides an IRS Form W-8ECI, certifying that such dividend is effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividend will be subject to regular U.S. federal income tax as if the Non-U.S. holder were a U.S. holder, subject to an applicable income tax treaty providing otherwise. A Non-U.S. holder that is a corporation for U.S. federal income tax purposes and is receiving an effectively connected dividend may also be subject to an additional “branch profits tax” imposed at a rate of thirty percent (30%) (or a lower applicable treaty rate).

Gain on Sale, Taxable Exchange or Other Taxable Disposition of Panacea Class A common stock. If our redemption of a Non-U.S. holder’s shares of Panacea Class A common stock is treated as a sale or other taxable disposition as discussed above under the section titled “Redemption of Panacea Class A common stock,” subject to the discussions of the Foreign Account Tax Compliance Act (“FATCA”) below, a Non-U.S. holder will generally not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, taxable exchange or other taxable disposition of our Panacea Class A common stock, unless:

•

the gain is effectively connected with the conduct of a trade or business by the Non-U.S. holder within the U.S. (and, under certain income tax treaties, is attributable to a U.S. permanent establishment or fixed base maintained by the Non-U.S. holder); or

•

we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. holder held our Panacea Class A common stock, and, in the case where shares of our Panacea Class A common stock are regularly traded on an established securities market, the Non-U.S. holder has owned, directly or constructively, more than 5% of our Panacea Class A common stock at any time within the shorter of the five-year period preceding the disposition or such Non-U.S. holder’s holding period for the shares of our Panacea Class A common stock.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. holder were a U.S. resident. In the event the Non-U.S. holder is a corporation for U.S. federal income tax purposes, such gain may also be subject to an additional “branch profits tax” at a thirty percent (30%) rate (or lower treaty rate).

If the second bullet point immediately above the preceding paragraph above applies to a Non-U.S. holder, gain recognized by such holder on the sale, exchange or other taxable disposition of shares of our Panacea Class A common stock will be subject to tax at generally applicable U.S. federal income tax rates. In addition, unless our Panacea Class A common stock is regularly traded on an established securities market, a buyer of our Panacea Class A common stock (we would be treated as a buyer with respect to a redemption of Panacea Class A common stock) may be required to withhold U.S. federal income tax at a rate of fifteen percent (15%) of the amount realized upon such disposition. There can be no assurance that our Panacea Class A common stock will be treated as regularly traded on an established securities market. We believe that we are not and have not been at any time since our formation a United States real property holding company and we do not expect to be a United States real property holding corporation immediately after the Business Combination is completed.

It is possible that because the applicable withholding agent may not be able to determine the proper characterization of a redemption of a Non-U.S. holder’s Panacea Class A common stock, the withholding agent might treat the redemption as a distribution subject to withholding tax.

FATCA Withholding Taxes. FATCA imposes withholding of thirty percent (30%) on payments of dividends (including constructive dividends received pursuant to a redemption of stock) on our Panacea Class A common stock to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies (typically certified as to by the delivery of a properly completed IRS Form W-8BEN or W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Non-U.S. holders should consult their tax advisers regarding the effects of FATCA on a redemption of Panacea Class A common stock.

Vote Required for Approval

The approval of the Business Combination Proposal (and consequently, the merger agreement and the transactions contemplated thereby, including the merger) requires the affirmative vote of a majority of the votes cast by the holders of Panacea common stock present in person or represented by proxy at the Panacea Special Meeting and entitled to vote thereon, assuming a quorum is present. Failure to submit a proxy or to vote in person at the Panacea Special Meeting, an abstention from voting or a broker non-vote will have no effect on the Business Combination Proposal.

The Business Combination is conditioned upon the approval of the Business Combination Proposal, subject to the terms of the merger agreement. Nuvation Bio. If the Business Combination Proposal is not approved, each of the other proposals (except the Adjournment Proposal) will not be presented to the stockholders for a vote.

The Founders and Panacea’s directors and officers have agreed to vote the founder shares, private placement shares and any public shares owned by them in favor of the Business Combination Proposal. See “The Merger Agreement—Related Agreements—Panacea Letter Agreement” and “The Merger Agreement—Related Agreements—Sponsor Support Agreement” beginning on pages 259 and 257 of this proxy statement/prospectus, respectively.

Recommendation of the Panacea Board of Directors

PANACEA’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE BUSINESS COMBINATION PROPOSAL.

The existence of financial and personal interests of Panacea’s directors may result in a conflict of interest on the part of one or more of the directors between what they may believe is in the best interests of Panacea and its stockholders and what they may believe is best for themselves in determining to recommend that stockholders vote for the proposals. See “The Merger—Interests of Certain Persons in the Business Combination” beginning on page 238 of this proxy statement/prospectus.

PROPOSAL NO. 2—THE CHARTER PROPOSALS

Overview

If the merger is consummated, Panacea will replace its existing charter with the proposed charter in the form attached to this proxy statement/prospectus as Annex B. In the judgment of Panacea’s board of directors, adoption of the proposed charter is necessary to adequately address the needs of New Nuvation Bio.

The Charter Proposals comprise the following amendments to the existing charter:

2a.	Name Change Charter Amendment — to change Panacea’s name to “Nuvation Bio Inc.;”

2b.	Purpose Charter Amendment — to eliminate certain provisions related to the purpose of special purpose acquisition corporations that will no longer be relevant following the closing of the merger;

2c.	Authorized Shares Charter Amendment — to increase the number of authorized shares of common stock;

2d.	Rights of Class B Common Stock Charter Amendment — to change the rights and privileges of Class B common stock;

2e.	Blank Check Preferred Stock Charter Amendment — to increase the number of authorized shares of “blank check” preferred stock;

2f.	Actions by Stockholders Charter Amendment — to eliminate the ability of stockholders to act by written consent;

2g.	Corporate Opportunity Doctrine Charter Amendment — to eliminate the current limitations in place on the corporate opportunity doctrine;

2h.

Voting Thresholds Charter Amendment — to (i) increase the required voting thresholds for approving certain amendments to the certificate of incorporation and any amendments to the bylaws to 66 2⁄3% and (ii) provide that any amendment to the certificate of incorporation that adversely affects the Class B common stock requires majority approval by its holders; and

2i.

Additional Charter Amendment — to approve all other changes, including eliminating certain provisions related to special purpose acquisition corporations that will no longer be relevant following the closing of the merger.

The following table sets forth a summary of the principal proposed changes and the material differences between the existing charter and the proposed charter. This summary is qualified by reference to the complete text of the proposed charter, a copy of which is attached to this proxy statement/prospectus as Annex B. All stockholders are encouraged to read the proposed charter in its entirety for a more complete description of its terms.

	Existing Charter	Proposed Charter
Name Change	Panacea’s current name is Panacea Acquisition Corp.	Under the proposed charter, Panacea will change its name to Nuvation Bio Inc. (“New Nuvation Bio”)

Purpose	The existing charter provides that the purpose of Panacea shall be to engage in any lawful act or activity for which corporations may be organized under the DGCL. In addition to the powers and privileges conferred upon	The proposed charter will provide that the purpose of New Nuvation Bio shall be to engage in any lawful act or activity for which a corporation may be organized under the DGCL.

	Existing Charter	Proposed Charter
Panacea by law and those incidental thereto, Panacea shall possess and may exercise all the powers and privileges that are necessary or convenient to the conduct, promotion or attainment of the business or purposes of Panacea including, but not limited to, a business combination (as defined in the existing charter).

Authorized Shares	The existing charter authorizes the issuance of up to 500,000,000 shares of Panacea Class A common stock, par value $0.0001 per share, and 20,000,000 shares of Panacea Class B common stock, par value $0.0001 per share.	The proposed charter will authorize the issuance of up to 1,000,000,000 shares of New Nuvation Bio Class A common stock, par value $0.00001 per share, and 60,000,000 shares of New Nuvation Bio Class B common stock, par value $0.00001 per share.

Rights of Class B Common Stock	The existing charter provides that shares of Panacea Class B common stock shall be convertible into Panacea Class A common stock on a one-for-one basis at the option of the holder and automatically on the closing of the initial business combination (as defined in the existing charter), provided that in the case of the additional issuance of certain securities above specified amounts, the conversion ratio shall be adjusted.	The proposed charter provides that, so long as any shares of New Nuvation Bio Class B common stock are outstanding, the holders of record of New Nuvation Bio Class B common stock will have the right, voting as a separate class, to elect and remove without cause three directors plus at least 50% of any directors in excess of seven, and (ii) the approval of the holders of a majority of New Nuvation Bio Class B common stock, voting as a separate class, will be required for approval by the stockholders of any acquisition (whether by merger, sale of shares or sale of assets) or liquidation of New Nuvation Bio. Each share of New Nuvation Bio Class B common stock will automatically convert into one share of New Nuvation Bio Class A common stock upon transfer to a non-authorized holder. In addition, the New Nuvation Bio Class B common stock is subject to a “sunset” provision under which all outstanding shares of New Nuvation Bio Class B common stock will automatically convert

	Existing Charter	Proposed Charter
into an equal number of shares of New Nuvation Bio Class A common stock if Dr. Hung’s ownership of shares of New Nuvation Bio Class A and New Nuvation Bio Class B common stock falls below an aggregate of 43,364,000 shares or if Dr. Hung dies, becomes disabled or ceases to be Chief Executive Officer of New Nuvation Bio, unless he is terminated from such position by New Nuvation Bio without cause.

Blank Check Preferred Stock	The existing charter authorizes the issuance of up to 5,000,000 shares of “blank check” preferred stock, par value $0.0001 per share.	The proposed charter will authorize the issuance of up to 10,000,000 shares of “blank check” preferred stock, par value $0.00001 per share, the rights, preferences and privileges of which may be designated from time to time by New Nuvation Bio’s board of directors.

Actions by Stockholders	The existing charter provides that no action shall be taken by the stockholders except at a duly called annual or special meeting of stockholders, and no action shall be taken by the stockholders by written consent other than with respect to Panacea Class B common stock.	The proposed charter will provide that no action shall be taken by the stockholders except at an annual or special meeting of stockholders called in accordance with the bylaws, and no action shall be taken by the stockholders by written consent.

Corporate Opportunity Doctrine	The existing charter limits the application of the doctrine of corporate opportunity under certain circumstances.	The proposed charter will be silent on the issue of the application of the doctrine of corporate opportunity.

Bylaws Amendment	The existing charter provides that any amendment to Panacea’s bylaws requires the affirmative vote of either a majority of the board of directors or a majority of the voting power of all outstanding shares of Panacea’s capital stock entitled to vote generally in the election of directors, voting together as a single class, provided that no bylaws adopted by Panacea’s stockholders shall invalidate any prior act of the board of directors	The proposed charter will provide that any amendment to New Nuvation Bio’s bylaws will require the approval of either the board of directors or the holders of at least 66 2⁄3% of New Nuvation Bio’s then-outstanding shares of capital stock entitled to vote in an election of directors, voting together as a single class.

	Existing Charter	Proposed Charter
that would have been valid if such bylaws had not been adopted.

Charter Amendment

Prior to a business combination (as defined in the existing charter), the existing charter provides that any amendment to the business combination provisions of the existing charter will require the approval of the holders of at least 65% of all outstanding shares of Panacea common stock.

The proposed charter will provide that any amendment to certain provisions of the proposed charter will require the approval of the holders of at least 66 2⁄3% of New Nuvation Bio’s then-outstanding shares of capital stock entitled to vote in an election of directors, voting together as a single class, and any amendment that adversely affects the New Nuvation Bio Class B common stock or holders thereof will require the affirmative vote of a majority of the then-outstanding shares of New Nuvation Bio Class B common stock.

Provisions Specific to a Blank Check Company	The existing charter prohibits Panacea from entering into an initial business combination (as defined in the existing charter) with solely another blank check company or similar company with nominal operations.	The proposed charter will not include this blank check company provision because the terms governing Panacea’s consummation of an initial business combination will not be applicable following consummation of the merger.

Reasons for the Amendments to the Existing Charter

Name Change

Changing the post-combination corporate name from “Panacea Acquisition Corp.” to “Nuvation Bio Inc.” is desirable to reflect the Business Combination with Nuvation Bio and to clearly identify New Nuvation Bio as the publicly traded entity. Additionally, the Board believes the name of the post-combination company should more closely align with the name of the existing operating business of Nuvation Bio.

Purpose

The proposed charter’s purpose is more appropriate for a public operating company.

Authorized Shares

The greater number of authorized shares of New Nuvation Bio Class A common stock will be used to issue shares under the 2021 Plan and the 2021 ESPP, each as proposed to be adopted by Panacea in connection with the merger, and for general corporate purposes. Additionally, the Panacea board of directors believes that it is important for New Nuvation Bio to have available for issuance a number of authorized shares of New Nuvation Bio Class A common stock and preferred stock sufficient to support New Nuvation Bio’s growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions).

Notwithstanding the foregoing, authorized but unissued shares of New Nuvation Bio Class A common stock may enable New Nuvation Bio’s board of directors to render it more difficult or to discourage an attempt to obtain control of New Nuvation Bio and thereby protect continuity of or entrench its management, which may adversely affect the market price of New Nuvation Bio Class A common stock. If, in the due exercise of its fiduciary obligations, for example, New Nuvation Bio’s board of directors were to determine that a takeover proposal was not in the best interests of New Nuvation Bio, such shares could be issued by the board of directors without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting bloc in institutional or other hands that might support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. The authorization of additional shares will, however, enable New Nuvation Bio to have the flexibility to authorize the issuance of shares in the future for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits. New Nuvation Bio currently has no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized shares for such purposes.

Rights of Class B Common Stock

The rights and preferences of the New Nuvation Bio Class B common stock will enable Dr. Hung to continue to have substantially the same corporate governance rights at New Nuvation Bio as he currently has at Nuvation Bio and are a meaningful inducement for Dr. Hung, in his capacity as the largest stockholder of Nuvation Bio, to support the Business Combination. In addition, providing for the election of certain directors and requiring approval of any acquisition or liquidation of New Nuvation Bio through the voting rights of the New Nuvation Bio Class B common stock will allow Dr. Hung to exercise oversight consistent with his position as the chief executive officer and a significant stockholder of New Nuvation Bio, ensuring that the New Nuvation Bio board of directors maintains continuity and experience going forward. The Panacea board of directors believes that the “sunset” provision that would cause all of the New Nuvation Bio Class B common stock to convert to New Nuvation Bio Class A common stock if Dr. Hung were to reduce his shareholdings below a specified level, cease to serve as New Nuvation Bio’s chief executive officer (other than due to an involuntary termination without cause) or die or become disabled will provide adequate assurance that Dr. Hung’s special voting rights will terminate if his interests are not aligned with those of New Nuvation Bio and its other stockholders.

Blank Check Preferred Stock

The Panacea board of directors believes that these shares of “blank check” preferred stock will provide New Nuvation Bio with needed flexibility to issue shares in the future in a timely manner and under circumstances New Nuvation Bio considers favorable without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.

Notwithstanding the foregoing, authorized but unissued preferred stock may enable New Nuvation Bio’s board of directors to render it more difficult or to discourage an attempt to obtain control of New Nuvation Bio and thereby protect continuity of or entrench its management, which may adversely affect the market price of New Nuvation Bio. If, in the due exercise of its fiduciary obligations, for example, New Nuvation Bio’s board of directors was to determine that a takeover proposal was not in the best interests of New Nuvation Bio, such preferred stock could be issued by the New Nuvation Bio board of directors without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting bloc in institutional or other hands that might support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. Allowing New Nuvation Bio’s board of directors to issue the authorized preferred stock on its own volition will enable New Nuvation Bio to have the flexibility to issue such preferred stock in the future for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits. New Nuvation Bio currently has no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized stock for such purposes.

Classified Board

Because no change is proposed to this provision, stockholders are not being asked to vote on a provision concerning classification of the board. The continued classification of the New Nuvation Bio board of directors will secure continuity and stability by ensuring that at any given time a majority of the directors will have prior experience with Nuvation Bio and, therefore, be familiar with Nuvation Bio’s business and operations. The Panacea board of directors also believes that this classification will assist the New Nuvation Bio board of directors in protecting the interests of New Nuvation Bio’s stockholders in the event of an unsolicited offer for New Nuvation Bio by encouraging any potential acquirer to negotiate directly with the New Nuvation Bio board of directors.

The classification of the New Nuvation Bio board of directors may also increase the amount of time required for a takeover bidder to obtain control of New Nuvation Bio without the cooperation of the New Nuvation Bio board of directors, even if the takeover bidder were to acquire a majority of the voting power of New Nuvation Bio’s outstanding voting stock. Without the ability to obtain immediate control of the New Nuvation Bio board of directors, a takeover bidder will not be able to take action to remove other impediments to its acquisition of New Nuvation Bio. Thus, this amendment could discourage certain takeover attempts, perhaps including some takeovers that stockholders may feel would be in their best interests. Further, this amendment will make it more difficult for stockholders to change the majority composition of the New Nuvation Bio board of directors, even if the stockholders believe such a change would be desirable. Because of the additional time required to change the control of the New Nuvation Bio board of directors, the classification of the New Nuvation Bio board of directors could be viewed as tending to perpetuate present management. Notwithstanding the foregoing, the Panacea board of directors believes that by forcing potential bidders to negotiate with the New Nuvation Bio board of directors for a change of control transaction, the New Nuvation Bio board of directors will be better able to maximize stockholder value in any change of control transaction. The Panacea board of directors is not aware of any present or threatened third-party plans to gain control of New Nuvation Bio, and this proposal is not being recommended in response to any such plan or threat.

Actions by Stockholders

Permitting stockholder action by written consent would circumvent the usual process of allowing deliberation at a meeting of stockholders, would be contrary to principles of openness and good governance, and would have the potential to inappropriately disenfranchise stockholders, potentially permitting a small group of short-term, special interest or self-interested stockholders, who together hold a threshold amount of shares, and who do not owe any fiduciary responsibilities to other stockholders, to take important actions without the involvement of, and with little or no advance notice to, New Nuvation Bio or other stockholders. Allowing stockholder action by written consent would also deny all stockholders the right to receive accurate and complete information on a proposal in advance and to present their opinions and consider presentation of the opinions of New Nuvation Bio’s board of directors and other stockholders on a proposal before voting on a proposed action. The Panacea board of directors believes that a meeting of stockholders, which provides all stockholders an opportunity to deliberate about a proposed action and vote their shares, is the most appropriate forum for stockholder action.

Corporate Opportunity Doctrine

The removal of the corporate opportunity doctrine provisions will ensure that directors, officers and controlling stockholders will not be able to take advantage of opportunities beneficial to New Nuvation Bio for themselves without first disclosing the opportunity to New Nuvation Bio’s board of directors and giving New Nuvation Bio’s board of directors the opportunity to decline the opportunity on behalf of New Nuvation Bio.

Bylaws Amendment

Requiring the approval by affirmative vote of holders of at least 66 2⁄3% of the voting power of New Nuvation Bio’s then-outstanding shares of capital stock entitled to vote in an election of directors to make any amendment to New Nuvation Bio’s bylaws not approved by the New Nuvation Bio board of directors is intended to protect key provisions of New Nuvation Bio’s bylaws from arbitrary amendment and to prevent a simple majority of stockholders from taking actions that may be harmful to other stockholders or making changes to provisions that are intended to protect all stockholders.

Charter Amendment

Requiring the approval by affirmative vote of holders of at least 66 2⁄3% of the voting power of New Nuvation Bio’s then-outstanding shares of capital stock entitled to vote in an election of directors to make any amendment to certain provisions of New Nuvation Bio’s proposed charter is intended to protect key provisions of the proposed charter from arbitrary amendment and to prevent a simple majority of stockholders from taking actions that may be harmful to other stockholders or making changes to provisions that are intended to protect all stockholders. In addition, requiring the approval of a majority of the then-outstanding shares of New Nuvation Bio Class B common stock to amend any provision of the proposed charter in a manner that adversely affects the powers, preferences or rights of the New Nuvation Bio Class B common stock is intended to preserve the rights of the New Nuvation Bio Class B common stock as set forth therein.

Provisions Specific to a Blank Check Company

The elimination of certain provisions related to Panacea’s status as a blank check company is desirable because these provisions will serve no purpose following the merger. For example, certain provisions in the existing charter require that proceeds from Panacea’s IPO be held in the trust account until a business combination or redemption of 100% of the offering shares (as defined in the existing charter) has occurred. These provisions cease to apply once the merger is consummated and are therefore not included in the proposed charter.

Vote Required for Approval

Each of the Charter Proposals 2a throught 2i will be approved and adopted if the holders of a majority of all outstanding shares of Panacea Class A common stock and founder shares entitled to vote thereon at the special meeting vote “FOR” such Charter Proposals. Failure to submit a proxy or to vote in person at the Panacea Special Meeting, an abstention from voting or a broker non-vote will have the same effect as a vote “AGAINST” each of the Charter Proposals.

Adoption of each of the Charter Proposals is conditioned on the approval of the Business Combination Proposal, the Incentive Plan Proposal, the ESPP Proposal and the NYSE Proposal at the Panacea Special Meeting.

The closing of the merger is conditioned on the approval of the Business Combination Proposal, each of the Charter Proposals, the Incentive Plan Proposal, the ESPP Proposal and the NYSE Proposal at the Panacea Special Meeting.

The Founders have agreed to vote the founder shares, private placement shares and any other shares of Panacea capital stock owned by them in favor of each of the Charter Proposals. See “The Merger Agreement—Related Agreements—Sponsor Support Agreement” beginning on page 257 of this proxy statement/prospectus.

Recommendation of the Board

PANACEA’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF EACH OF THE CHARTER PROPOSALS 2A THROUGH 2I.

The existence of financial and personal interests of Panacea’s directors may result in a conflict of interest on the part of one or more of the directors between what they may believe is in the best interests of Panacea and its stockholders and what they may believe is best for themselves in determining to recommend that stockholders vote for the proposals. See “The Merger—Interests of Certain Persons in the Business Combination” beginning on page 238 of this proxy statement/prospectus.

PROPOSAL NO. 3—THE NYSE PROPOSAL

Overview

In connection with the merger, we intend to effect, the stockholders are being asked to approve, for purposes of complying with applicable listing rules of the NYSE, (a) the issuance of approximately 91,673,000 shares of New Nuvation Bio Class A common stock and approximately 57,819,000 shares of New Nuvation Bio Class B common stock (together with the reservation of additional shares of New Nuvation Bio Class A common stock for issuance in respect of certain options issued in exchange for outstanding pre-merger Nuvation Bio options) in accordance with the terms of the merger agreement; (b) the issuance and sale of 47,655,000 shares of New Nuvation Bio Class A common stock in the PIPE investment to certain investors, (c) the issuance and sale of 2,500,000 forward purchase units, consisting of 2,500,000 shares of New Nuvation Bio Class A common stock and warrants to purchase 833,333 shares of New Nuvation Bio Class A common stock to funds affiliated with EcoR1 Capital, LLC, pursuant to that certain forward purchase agreement, dated as of June 30, 2020, and (d) the issuance and sale of such additional shares of New Nuvation Bio Class A common stock as EcoR1 Panacea Holdings, LLC and its affiliates may elect to purchase in order to satisfy the minimum cash closing condition as set forth in the merger agreement.

Why Panacea Needs Stockholder Approval

We are seeking stockholder approval in order to comply with Rule 312.03 of the NYSE Listed Company Manual.

Under Rule 312.03 of the NYSE Listed Company Manual, stockholder approval is required prior to the issuance of shares of common stock in certain circumstances, including if the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance or if the issuance will result in a change in control. The shares of New Nuvation Bio common stock issuable pursuant to the merger agreement and in the related transactions described above under “Overview” will represent greater than 20% of the number of shares of New Nuvation Bio common stock before such issuance and will result in a change in control. As a result, stockholder approval of the issuance of shares New Nuvation Bio common stock issuable pursuant to the merger agreement and in the related transactions is required under the NYSE regulations.

Vote Required

The approval of the NYSE Proposal requires the affirmative vote of a majority of the votes cast by the holders of Panacea common stock present in person or represented by proxy at the Panacea Special Meeting and entitled to vote thereon, assuming a quorum is present.

Failure to submit a proxy or to vote in person at the Panacea Special Meeting, an abstention from voting or a broker non-vote will have no effect on the NYSE Proposal.

The Founders have agreed to vote the founder shares, private placement shares and any other shares of Panacea capital stock owned by them in favor of the NYSE Proposal. See “The Merger Agreement—Related Agreements—Sponsor Support Agreement” beginning on page 257 of this proxy statement/prospectus.

Recommendation of the Panacea Board of Directors

PANACEA’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE NYSE PROPOSAL.

The existence of financial and personal interests of Panacea’s directors may result in a conflict of interest on the part of one or more of the directors between what they may believe is in the best interests of Panacea and its stockholders and what they may believe is best for themselves in determining to recommend that stockholders vote for the proposals. See “The Merger—Interests of Certain Persons in the Business Combination” beginning on page 238 of this proxy statement/prospectus.

PROPOSAL NO. 4—THE INCENTIVE PLAN PROPOSAL

Overview

In this Proposal No. 4, we are asking our stockholders to approve the 2021 Plan. Panacea’s board of directors will adopt the 2021 Plan prior to the Panacea Special Meeting, in substantially the form of Annex D attached hereto, subject to stockholder approval at the Panacea Special Meeting. If stockholders approve this proposal, the 2021 Plan will become effective on the consummation of the merger. If the 2021 Plan is not approved by the stockholders, it will not become effective and no awards will be granted thereunder and the New Nuvation Bio board of directors will be able to grant awards under the 2019 Plan if the merger is consummated. If the 2021 Plan is adopted, no awards will be granted under the 2019 Plan following the closing of the merger. The 2021 Plan is described in more detail below.

General Information

The purpose of the 2021 Plan is to provide a means whereby New Nuvation Bio can secure and retain the services of employees, directors and consultants, to provide incentives for such persons to exert maximum efforts for the success of New Nuvation Bio and its affiliates and to provide a means by which such persons may be given an opportunity to benefit from increases in value of the New Nuvation Bio Class A common stock through the granting of awards under the 2021 Plan.

Approval of the 2021 Plan by our stockholders is required, among other things, in order to comply with stock exchange rules requiring stockholder approval of equity compensation plans and allow the grant of incentive stock options (“ISOs”) under the 2021 Plan. If this Incentive Plan Proposal is approved by our stockholders, the 2021 Plan will become effective as of the date of the closing of the merger. In the event that our stockholders do not approve this proposal, the 2021 Plan will not become effective.

New Nuvation Bio’s equity compensation program, as implemented under the 2021 Plan, will allow New Nuvation Bio to be competitive with comparable companies in its industry by giving it the resources to attract and retain talented individuals to achieve its business objectives and build stockholder value. It is critical to New Nuvation Bio’s long-term success that the interests of employees and other service providers are tied to its success as “owners” of the business. Approval of the 2021 Plan will allow New Nuvation Bio to grant stock options and other equity awards at levels it determines to be appropriate in order to attract new employees and other service providers, retain existing employees and service providers and to provide incentives for such persons to exert maximum efforts for New Nuvation Bio’s success and ultimately increase stockholder value. The 2021 Plan allows New Nuvation Bio to utilize a broad array of equity incentives with flexibility in designing equity incentives, including traditional stock option grants, stock appreciation rights, restricted stock awards, restricted stock unit awards, other stock awards and performance awards to offer competitive equity compensation packages in order to retain and motivate the talent necessary for New Nuvation Bio.

If the request to approve the 2021 Plan is approved by our stockholders, there will be up to approximately                     shares, subject to adjustment for redemptions and other specified changes in New Nuvation Bio’s capitalization, available for grant under the 2021 Plan as of the effective time. In addition, as further described below under “—Description of the 2021 Plan—Authorized Shares,” the share reserve is subject to annual increases each January 1 of up to 4.0% of shares of New Nuvation Bio Class A common stock and New Nuvation Bio Class B common stock outstanding or issuable upon conversion or exercise of outstanding instruments (or a lesser number determined by New Nuvation Bio’s board of directors). The Panacea board of directors believes this pool size is necessary to provide sufficient reserved shares for a level of grants that will attract, retain, and motivate employees and other participants.

Description of the 2021 Plan

A summary description of the material features of the 2021 Plan is set forth below. The following summary does not purport to be a complete description of all the provisions of the 2021 Plan and is qualified by reference to the 2021 Plan, the form of which is attached to this proxy statement/prospectus as Annex D and incorporated by reference in its entirety. Panacea stockholders should refer to the 2021 Plan for more complete and detailed information about the terms and conditions of the 2021 Plan.

Eligibility. Any individual who is an employee of New Nuvation Bio or any of its affiliates, or any person who provides services to New Nuvation Bio or its affiliates, including members of the New Nuvation Bio board of directors, is eligible to receive awards under the 2021 Plan at the discretion of the plan administrator. If this proposal is approved by the stockholders, all of New Nuvation Bio’s employees, directors and consultants (as of                , 2020) will be eligible to receive awards following the closing of the merger. When the merger closes, New Nuvation Bio is expected to have approximately              employees,              non-employee directors and              other individual service providers who will be eligible to receive awards under the 2021 Plan.

Awards. The 2021 Plan provides for the grant of ISOs, within the meaning of Section 422 of the Code to employees, including employees of any parent or subsidiary, and for the grant of nonstatutory stock options (“NSOs”), stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards and other forms of awards to employees, directors and consultants, including employees and consultants of New Nuvation Bio’s affiliates.

Authorized Shares. Initially, the maximum number of shares of New Nuvation Bio Class A common stock that may be issued under the 2021 Plan after it becomes effective will be set by the New Nuvation Bio board of directors at a number that represents approximately 18.5% of New Nuvation Bio’s fully diluted capital stock (as defined in the merger agreement) immediately after the closing of the merger. Based on New Nuvation Bio’s anticipated capital stock upon closing, this will be approximately                      shares of New Nuvation Bio Class A common stock, assuming no redemptions, or                  shares of New Nuvation Bio Class A common stock if all 14,375,000 public shares are redeemed. In any event, the number of shares of New Nuvation Bio Class A common stock available for issuance under the 2021 Plan upon it becoming effective will not exceed                 . In addition, the number of shares of New Nuvation Bio Class A common stock reserved for issuance under the 2021 Plan will automatically increase on January 1 of each year, starting on January 1, 2022 through January 1, 2031, in an amount equal to (1) 4.0% of the total number of shares of New Nuvation Bio Class A common stock and New Nuvation Bio Class B common stock outstanding or issuable upon conversion or exercise of outstanding instruments on December 31 of the preceding year, or (2) a lesser number of shares of New Nuvation Bio Class A common stock determined by the New Nuvation Bio board of directors prior to the date of the increase. The maximum number of shares of New Nuvation Bio Class A common stock that may be issued on the exercise of ISOs under the 2021 Plan is                 shares. As of the Panacea record date, the closing price of Panacea Class A common stock as reported on the NYSE was $         per share.

Shares subject to stock awards granted under the 2021 Plan that expire or terminate without being exercised or otherwise issued in full or that are paid out in cash rather than in shares do not reduce the number of shares available for issuance under the 2021 Plan. Shares withheld under a stock award to satisfy the exercise, strike or purchase price of a stock award or to satisfy a tax withholding obligation do not reduce the number of shares available for issuance under the 2021 Plan. If any shares of New Nuvation Bio Class A common stock issued pursuant to a stock award are forfeited back to or repurchased or reacquired by New Nuvation Bio (1) because of the failure to vest, (2) to satisfy the exercise, strike or purchase price, or (3) to satisfy a tax withholding obligation in connection with an award, the shares that are forfeited or repurchased or reacquired will revert to and again become available for issuance under the 2021 Plan.

Non-Employee Director Compensation Limit. The aggregate value of all compensation granted or paid to any non-employee director with respect to any calendar year, including awards granted and cash fees paid to such non-employee director, will not exceed (1) $750,000 in total value or (2) if such non-employee director is first appointed or elected to New Nuvation Bio’s board of directors during such calendar year, $1,000,000 in total value, in each case, calculating the value of any equity awards based on the grant date fair value of such equity awards for financial reporting purposes and excluding distributions from a deferred compensation program. Notwithstanding the foregoing, New Nuvation Bio’s board of directors shall have the authority to grant awards and pay cash fees with a total value in excess of these amounts to non-employee directors who occupy leadership positions on New Nuvation Bio’s board of directors and in other circumstances deemed by New Nuvation Bio’s board of directors to be extraordinary.

Plan Administration. The New Nuvation Bio board of directors, or a duly authorized committee thereof, will administer the 2021 Plan and is referred to as the “plan administrator” herein. New Nuvation Bio’s board of directors may also delegate to one or more of New Nuvation Bio’s officers the authority to (1) designate employees (other than officers) to receive specified stock awards and (2) determine the number of shares subject to such stock awards. Under the 2021 Plan, the New Nuvation Bio board of directors has the authority to determine award recipients, grant dates, the numbers and types of stock awards to be granted, the applicable fair market value, and the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award.

Under the 2021 Plan, the New Nuvation Bio board of directors also generally has the authority to effect, without the approval of stockholders but with the consent of any materially adversely affected participant, (1) the reduction of the exercise, purchase, or strike price of any outstanding option or stock appreciation right; (2) the cancellation of any outstanding option or stock appreciation right and the grant in substitution therefore of other awards, cash, or other consideration; or (3) any other action that is treated as a repricing under generally accepted accounting principles (“GAAP”).

Stock Options. ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2021 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of a share of New Nuvation Bio Class A common stock on the date of grant. Options granted under the 2021 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

The plan administrator determines the term of stock options granted under the 2021 Plan, up to a maximum of 10 years. Unless the terms of an optionholder’s stock option agreement provide otherwise or as otherwise provided by the plan administrator, if an optionholder’s service relationship with New Nuvation Bio or any of New Nuvation Bio’s affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws. Unless the terms of an optionholder’s stock option agreement provide otherwise or as otherwise provided by the plan administrator, if an optionholder’s service relationship with New Nuvation Bio or any of New Nuvation Bio’s affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 18 months following the date of death. Unless the terms of an optionholder’s stock option agreement provide otherwise or as otherwise provided by the plan administrator, if an optionholder’s service relationship with New Nuvation Bio or any of New Nuvation Bio’s affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of New Nuvation Bio Class A common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of New Nuvation Bio Class A common stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO or (5) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options and stock appreciation rights generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the plan administrator or a duly authorized officer, an option may be transferred pursuant to a domestic relations order.

Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of New Nuvation Bio Class A common stock with respect to ISOs that are exercisable for the first time by an award holder during any calendar year under all of New Nuvation Bio’s stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of New Nuvation Bio’s total combined voting power or that of any of New Nuvation Bio’s parent or subsidiary corporations unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Unit Awards. Restricted stock unit awards are granted under restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to the plan administrator and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of shares of New Nuvation Bio Class A common stock, a combination of cash and shares of New Nuvation Bio Class A common stock as determined by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement or by the plan administrator, restricted stock unit awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards. Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, services to us, or any other form of legal consideration that may be acceptable to the plan administrator and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with New Nuvation Bio ends for any reason, New Nuvation Bio may receive any or all of the shares of New Nuvation Bio Class A common stock held by the participant that have not vested as of the date the participant terminates service with New Nuvation Bio through a forfeiture condition or a repurchase right.

Stock Appreciation Rights. Stock appreciation rights are granted under stock appreciation right agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of New Nuvation Bio Class A common stock on the date of grant. A stock appreciation right granted under the 2021 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator. Stock appreciation rights may be settled in cash or shares of New Nuvation Bio Class A common stock or in any other form of payment, as determined by the plan administrator and specified in the stock appreciation right agreement.

The plan administrator determines the term of stock appreciation rights granted under the 2021 Plan, up to a maximum of 10 years. Unless the terms of a participant’s stock appreciation rights agreement provide otherwise or as otherwise provided by the plan administrator, if a participant’s service relationship with New Nuvation Bio or any of its affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. This period may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. Unless the terms of a participant’s stock appreciation rights agreement provide otherwise or as otherwise provided by the plan administrator, if a participant’s service relationship with New Nuvation Bio or any of its affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards. The 2021 Plan permits the grant of performance awards that may be settled in stock, cash or other property. Performance awards may be structured so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, New Nuvation Bio Class A common stock.

The performance goals may be based on any measure of performance selected by the plan administrator. The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by the plan administrator when the performance award is granted, the plan administrator will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to GAAP; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under GAAP; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any portion of New Nuvation Bio’s business which is divested achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of New Nuvation Bio Class A common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under New Nuvation Bio’s bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under GAAP; and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under GAAP. In addition, the New Nuvation Bio board of directors may establish or provide for other adjustment items in the award agreement at the time the award is granted or in such other document setting forth the performance goals at the time the performance goals are established.

Other Stock Awards. The plan administrator may grant other awards based in whole or in part by reference to New Nuvation Bio Class A common stock. The plan administrator will set the number of shares under the stock award (or cash equivalent) and all other terms and conditions of such awards.

Changes to Capital Structure. In the event there is a specified type of change in the capital structure of New Nuvation Bio, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2021 Plan, (2) the class of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued on the exercise of ISOs and (4) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions. The following applies to stock awards under the 2021 Plan in the event of a corporate transaction (as defined in the 2021 Plan), unless otherwise provided in a participant’s stock award agreement or other written agreement with New Nuvation Bio or one of its affiliates or unless otherwise expressly provided by the plan administrator at the time of grant.

In the event of a corporate transaction, any stock awards outstanding under the 2021 Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by New Nuvation Bio with respect to the stock award may be assigned to New Nuvation Bio’s successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then (i) with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full (or, in the case of performance awards with multiple vesting levels depending on the level of performance, vesting will accelerate at 100% of the target level) to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by New Nuvation Bio with respect to such stock awards will lapse (contingent upon the effectiveness of the corporate transaction), and (ii) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by New Nuvation Bio with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction.

In the event a stock award will terminate if not exercised prior to the effective time of a corporate transaction, the plan administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the per share amount payable to holders of New Nuvation Bio Class A common stock in connection with the corporate transaction, over (ii) any per share exercise price payable by such holder, if applicable.

Plan Amendment or Termination. The New Nuvation Bio board of directors has the authority to amend, suspend, or terminate the 2021 Plan at any time, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require approval of New Nuvation Bio’s stockholders. No ISOs may be granted after the tenth anniversary of the date the Panacea board of directors adopts the 2021 Plan. No stock awards may be granted under the 2021 Plan while it is suspended or after it is terminated.

U.S. Federal Income Tax Consequences

The following is a summary of the principal U.S. federal income tax consequences to participants and New Nuvation Bio with respect to participation in the 2021 Plan, which will not become effective until the date of the closing of the merger. No awards will be issued under the 2021 Plan prior to the date of the closing of the merger. This summary is not intended to be exhaustive and does not discuss the income tax laws of any local, state or foreign jurisdiction in which a participant may reside. The information is based upon current U.S. federal income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any participant may depend on his or her particular situation, each participant should consult the participant’s tax adviser regarding the federal, state, local and other tax consequences of the grant or exercise of an award or the disposition of stock acquired under the 2021 Plan. The 2021 Plan is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended. New Nuvation Bio’s ability to realize the benefit of any tax deductions described below depends on New Nuvation Bio’s generation of taxable income as well as the requirement of reasonableness and the satisfaction of New Nuvation Bio’s tax reporting obligations.

Nonstatutory Stock Options. Generally, there is no taxation upon the grant of a NSO. Upon exercise, a participant will recognize ordinary income equal to the excess, if any, of the fair market value of the underlying stock on the date of exercise of the stock option over the exercise price. If the participant is employed by New Nuvation Bio or one of its affiliates, that income will be subject to withholding taxes. The participant’s tax basis in those shares will be equal to their fair market value on the date of exercise of the stock option, and the participant’s capital gain holding period for those shares will begin on the day after they are transferred to the participant. Subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of a tax reporting obligation, New Nuvation Bio will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the participant.

Incentive Stock Options. The 2021 Plan provides for the grant of stock options that are intended to qualify as “incentive stock options,” as defined in Section 422 of the Code. Under the Code, a participant generally is not subject to ordinary income tax upon the grant or exercise of an ISO. If the participant holds a share received upon exercise of an ISO for more than two years from the date the stock option was granted and more than one year from the date the stock option was exercised, which is referred to as the required holding period, the difference, if any, between the amount realized on a sale or other taxable disposition of that share and the participant’s tax basis in that share will be long-term capital gain or loss. If, however, a participant disposes of a share acquired upon exercise of an ISO before the end of the required holding period, which is referred to as a disqualifying disposition, the participant generally will recognize ordinary income in the year of the disqualifying disposition equal to the excess, if any, of the fair market value of the share on the date of exercise of the stock option over the exercise price. However, if the sales proceeds are less than the fair market value of the share on the date of exercise of the stock option, the amount of ordinary income recognized by the participant will not exceed the gain, if any, realized on the sale. If the amount realized on a disqualifying disposition exceeds the fair market value of the share on the date of exercise of the stock option, that excess will be short-term or long-term capital gain, depending on whether the holding period for the share exceeds one year. For purposes of the alternative minimum tax, the amount by which the fair market value of a share of stock acquired upon exercise of an ISO exceeds the exercise price of the stock option generally will be an adjustment included in the participant’s alternative minimum taxable income for the year in which the stock option is exercised. If, however, there is a disqualifying disposition of the share in the year in which the stock option is exercised, there will be no adjustment for alternative minimum tax purposes with respect to that share. In computing alternative minimum taxable income, the tax basis of a share acquired upon exercise of an ISO is increased by the amount of the adjustment taken into account with respect to that share for alternative minimum tax purposes in the year the stock option is exercised. New Nuvation Bio is not allowed a tax deduction with respect to the grant or exercise of an ISO or the disposition of a share acquired upon exercise of an ISO after the required holding period. If there is a disqualifying disposition of a share, however, New Nuvation Bio will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the participant, subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and provided that either the employee includes that amount in income or New Nuvation Bio timely satisfies its reporting requirements with respect to that amount.

Restricted Stock Awards. Generally, the recipient of a restricted stock award will recognize ordinary income at the time the stock is received equal to the excess, if any, of the fair market value of the stock received over any amount paid by the recipient in exchange for the stock. If, however, the stock is subject to restrictions constituting a substantial risk of forfeiture when it is received (for example, if the employee is required to work for a period of time in order to have the right to transfer or sell the stock), the recipient generally will not recognize income until the restrictions constituting a substantial risk of forfeiture lapse, at which time the recipient will recognize ordinary income equal to the excess, if any, of the fair market value of the stock on the date it becomes vested over any amount paid by the recipient in exchange for the stock. A recipient may, however, file an election with the IRS, within 30 days following the date of grant, to recognize ordinary income, as of the date of grant, equal to the excess, if any, of the fair market value of the stock on the date the award is granted over any amount paid by the recipient for the stock. The recipient’s basis for the determination of gain or loss upon the subsequent disposition of shares acquired from a restricted stock award will be the amount paid for such shares plus any ordinary income recognized either when the stock is received or when the restrictions constituting a substantial risk of forfeiture lapse. Subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of a tax reporting obligation, New Nuvation Bio will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the restricted stock award.

Restricted Stock Unit Awards. Generally, the recipient of a restricted stock unit award will generally recognize ordinary income at the time the stock is delivered equal to the excess, if any, of (i) the fair market value of the stock received over any amount paid by the recipient in exchange for the stock or (ii) the amount of cash paid to the participant. The recipient’s basis for the determination of gain or loss upon the subsequent disposition of shares acquired from a restricted stock unit award will be the amount paid for such shares plus any ordinary income recognized when the stock is delivered, and the participant’s capital gain holding period for those shares will begin on the day after they are transferred to the participant. Subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of a tax reporting obligation, New Nuvation Bio will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the restricted stock unit award.

Stock Appreciation Rights. Generally, the recipient of a stock appreciation right will recognize ordinary income equal to the fair market value of the stock or cash received upon such exercise. Subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of a tax reporting obligation, New Nuvation Bio will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the stock appreciation right.

Tax Consequences to New Nuvation Bio

Compensation of Covered Employees. The ability of New Nuvation Bio to obtain a deduction for amounts paid under the 2021 Plan could be limited by Section 162(m) of the Code. Section 162(m) of the Code limits New Nuvation Bio’s ability to deduct compensation, for U.S. federal income tax purposes, paid during any year to a “covered employee” (within the meaning of Section 162(m) of the Code) in excess of $1.0 million.

Golden Parachute Payments. The ability of New Nuvation Bio (or the ability of one of its subsidiaries) to obtain a deduction for future payments under the 2021 Plan could also be limited by the golden parachute rules of Section 280G of the Code, which prevent the deductibility of certain “excess parachute payments” made in connection with a change in control of an employer-corporation.

New Plan Benefits

The awards, if any, that will be made to eligible persons under the 2021 Plan are subject to the discretion of the compensation committee of the New Nuvation Bio board of directors. Therefore, Panacea cannot currently determine the benefits or number of shares subject to awards that may be granted in the future and a new plan benefits table is thus not provided.

Interests of Panacea’s Directors and Officers in the Incentive Plan Proposal

When you consider the recommendation of the Panacea board of directors in favor of approval of the 2021 Plan, you should keep in mind that certain of Panacea’s board of directors and officers have interests in the 2021 Plan that are different from, or in addition to, your interests as a stockholder or warrantholder. See “The Merger—Interests of Certain Persons in the Business Combination” beginning on page 238 of this proxy statement/prospectus.

Vote Required for Approval

The Incentive Plan Proposal will be approved and adopted if the holders of a majority of the shares of Panacea Class A common stock and founder shares represented in person, online or by proxy and voted thereon at the special meeting vote “FOR” the Incentive Plan Proposal.

Adoption of the Incentive Plan Proposal is conditioned on the approval of the Business Combination Proposal, each of the Charter Proposals, the ESPP Proposal and the NYSE Proposal at the special meeting.

The closing of the merger is conditioned on the approval of the Business Combination Proposal, each of the Charter Proposals, the Incentive Plan Proposal, the ESPP Proposal and the NYSE Proposal at the special meeting.

Recommendation of Panacea’s Board of Directors

PANACEA’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE PLAN PROPOSAL.

PROPOSAL NO. 5—THE ESPP PROPOSAL

Overview

In this Proposal No. 5, Panacea is asking our stockholders to approve the 2021 ESPP. The Panacea board of directors will adopt the 2021 ESPP prior to the Panacea Special Meeting, in substantially the form of Annex E attached hereto, subject to stockholder approval at the Panacea Special Meeting. If stockholders approve this proposal, the 2021 ESPP will become effective on the consummation of the merger. If the 2021 ESPP is not approved by the stockholders, it will not become effective. The 2021 ESPP is described in more detail below.

The purpose of the 2021 ESPP is to provide a means whereby New Nuvation Bio can align the long-term financial interests of its employees with the financial interests of its stockholders. In addition, the board of directors believes that the ability to allow its employees to purchase shares of New Nuvation Bio Class A common stock will help New Nuvation Bio to attract, retain, and motivate employees and encourages them to devote their best efforts to New Nuvation Bio’s business and financial success. Approval of the 2021 ESPP by Panacea stockholders will allow New Nuvation Bio to provide its employees with the opportunity to acquire an ownership interest in New Nuvation Bio through their participation in the 2021 ESPP, thereby encouraging them to remain in service and more closely aligning their interests with those of New Nuvation Bio’s stockholders. When the merger closes, New Nuvation Bio is expected to have approximately 25 employees eligible to participate in the 2021 ESPP.

Description of the 2021 ESPP

The material features of the 2021 ESPP are described below. The following description of the 2021 ESPP is a summary only. This summary is not a complete statement of the 2021 ESPP and is qualified in its entirety by reference to the complete text of the 2021 ESPP, a copy of which is attached hereto as Annex E. Panacea stockholders should refer to the 2021 ESPP for more complete and detailed information about the terms and conditions of the 2021 ESPP.

Purpose. The purpose of the 2021 ESPP is to provide a means by which eligible employees of New Nuvation Bio and certain designated companies may be given an opportunity to purchase shares of New Nuvation Bio Class A common stock following the closing of the merger, to assist New Nuvation Bio in retaining the services of eligible employees, to secure and retain the services of new employees and to provide incentives for such persons to exert maximum efforts for New Nuvation Bio’s success.

The Plan includes two components: a 423 Component and a Non-423 Component. New Nuvation Bio intends that the 423 Component will qualify as options issued under an “employee stock purchase plan” as that term is defined in Section 423(b) of the Code. Except as otherwise provided in the 2021 ESPP or determined by New Nuvation Bio board of directors, the Non-423 Component will operate and be administered in the same manner as the 423 Component.

Share Reserve. The maximum number of shares of New Nuvation Bio Class A common stock that may be issued under the 2021 ESPP will be set by the New Nuvation Bio board of directors at a number that represents approximately 2.0% of New Nuvation Bio’s fully diluted capital stock (as defined in the merger agreement) immediately after the closing of the merger. Based on New Nuvation Bio’s anticipated capital stock upon closing, this will be approximately                      shares of New Nuvation Bio Class A common stock, assuming no redemptions, or                      shares of New Nuvation Bio Class A common stock if all 14,375,000 public shares are redeemed. In any event, the number of shares of New Nuvation Bio Class A common stock available for issuance under the 2021 ESPP upon it becoming effective will not exceed                 . Additionally, the number of shares of New Nuvation Bio Class A common stock reserved for issuance under the 2021 ESPP will automatically increase on January 1st of each year, beginning on January 1, 2022 and continuing through and including January 1, 2031, by 1.0% of the total number of shares of New Nuvation Bio Class A common stock and New Nuvation Bio Class B common stock outstanding or issuable upon conversion or exercise of outstanding instruments on December 31st of the preceding calendar year or such lesser number of shares of New Nuvation Bio Class A common stock as determined by the New Nuvation Bio board of directors. Shares subject to purchase rights granted under the 2021 ESPP that terminate without having been exercised in full will not reduce the number of shares available for issuance under the 2021 ESPP. As of 2021, the Panacea record date, the closing price of Panacea Class A common stock as reported on the NYSE was $         per share.

Administration. New Nuvation Bio’s board of directors, or a duly authorized committee thereof, will administer the 2021 ESPP.

Limitations. New Nuvation Bio employees and the employees of any of its designated affiliates, will be eligible to participate in the 2021 ESPP, provided they may have to satisfy one or more of the following service requirements before participating in the 2021 ESPP, as determined by the administrator: (1) customary employment with New Nuvation Bio or one of its affiliates for more than 20 hours per week and five or more months per calendar year or (2) continuous employment with New Nuvation Bio or one of its affiliates for a minimum period of time, not to exceed two years, prior to the first date of an offering. In addition, New Nuvation Bio Board may also exclude from participation in the 2021 ESPP or any offering, employees who are “highly compensated employees” (within the meaning of Section 423(b)(4)(D) of the Code) or a subset of such highly compensated employees. If this proposal is approved by the stockholders, all the employees of New Nuvation Bio and its related corporations will be eligible to participate in the 2021 ESPP following the closing of the merger. An employee may not be granted rights to purchase stock under the 2021 ESPP (a) if such employee immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of New Nuvation Bio’s capital stock or (b) to the extent that such rights would accrue at a rate that exceeds $25,000 worth of New Nuvation Bio’s capital stock for each calendar year that the rights remain outstanding.

The 2021 ESPP is intended to qualify as an employee stock purchase plan under Section 423 of the Code. The administrator may specify offerings with a duration of not more than 27 months, and may specify one or more shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of New Nuvation Bio Class A common stock will be purchased for the employees who are participating in the offering. The administrator, in its discretion, will determine the terms of offerings under the 2021 ESPP. The administrator has the discretion to structure an offering so that if the fair market value of a share of New Nuvation Bio Class A common stock on any purchase date during the offering period is less than or equal to the fair market value of a share of New Nuvation Bio Class A common stock on the first day of the offering period, then that offering will terminate immediately, and the participants in such terminated offering will be automatically enrolled in a new offering that begins immediately after such purchase date.

A participant may not transfer purchase rights under the 2021 ESPP other than by will, the laws of descent and distribution, or as otherwise provided under the 2021 ESPP.

Payroll Deductions. The 2021 ESPP permits participants to purchase shares of New Nuvation Bio Class A common stock through payroll deductions of up to 15% of their earnings. Unless otherwise determined by the administrator, the purchase price of the shares will be 85% of the lower of the fair market value of New Nuvation Bio Class A common stock on the first day of an offering or on the date of purchase. Participants may end their participation at any time during an offering and will be paid their accrued contributions that have not yet been used to purchase shares, without interest. Participation ends automatically upon termination of employment with New Nuvation Bio and its related corporations.

Withdrawal. Participants may withdraw from an offering by delivering a withdrawal form to New Nuvation Bio and terminating their contributions. Such withdrawal may be elected at any time prior to the end of an offering, except as otherwise provided by the plan administrator. Upon such withdrawal, New Nuvation Bio will distribute to the employee his or her accumulated but unused contributions without interest, and such employee’s right to participate in that offering will terminate. However, an employee’s withdrawal from an offering does not affect such employee’s eligibility to participate in any other offerings under the 2021 ESPP.

Termination of Employment. A participant’s rights under any offering under the 2021 ESPP will terminate immediately if the participant either (i) is no longer employed by New Nuvation Bio or any of its parent or subsidiary companies (subject to any post-employment participation period required by law) or (ii) is otherwise no longer eligible to participate. In such event, New Nuvation Bio will distribute to the participant his or her accumulated but unused contributions, without interest.

Corporate Transactions. In the event of certain specified significant corporate transactions, such as a merger or change in control, a successor corporation may assume, continue, or substitute each outstanding purchase right. If the successor corporation does not assume, continue, or substitute for the outstanding purchase rights, the offering in progress will be shortened and a new purchase date will be set. The participants’ purchase rights will be exercised on the new purchase date and such purchase rights will terminate immediately thereafter.

Amendment and Termination. New Nuvation Bio’s board of directors has the authority to amend, suspend, or terminate the 2021 ESPP, at any time and for any reason, provided certain types of amendments will require the approval of New Nuvation Bio stockholders. Any benefits privileges, entitlements and obligations under any outstanding purchase rights granted before an amendment, suspension or termination of the Plan will not be materially impaired by any such amendment, suspension or termination except (i) with the consent of the person to whom such purchase rights were granted, (ii) as necessary to facilitate compliance with any laws, listing requirements, or governmental regulations, or (iii) as necessary to obtain or maintain favorable tax, listing, or regulatory treatment. The 2021 ESPP will remain in effect until terminated by New Nuvation Bio’s board of directors in accordance with the terms of the 2021 ESPP.

U.S. Federal Income Tax Consequences

The following is a summary of the principal U.S. federal income tax consequences to participants and New Nuvation Bio with respect to participation in the 2021 ESPP. This summary is not intended to be exhaustive and does not discuss the income tax laws of any local, state or foreign jurisdiction in which a participant may reside. The information is based upon current U.S. federal income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any participant may depend on his or her particular situation, each participant should consult the participant’s tax adviser regarding the federal, state, local, and other tax consequences of the grant or exercise of a purchase right or the sale or other disposition of New Nuvation Bio Class A common stock acquired under the 2021 ESPP. The 2021 ESPP is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended.

423 Component of the 2021 ESPP

Rights granted under the 423 Component of the 2021 ESPP are intended to qualify for favorable U.S. federal income tax treatment associated with rights granted under an employee stock purchase plan which qualifies under the provisions of Section 423 of the Code.

A participant will be taxed on amounts withheld for the purchase of shares of New Nuvation Bio Class A common stock as if such amounts were actually received. Otherwise, no income will be taxable to a participant as a result of the granting or exercise of a purchase right until a sale or other disposition of the acquired shares. The taxation upon such sale or other disposition will depend upon the holding period of the acquired shares.

If the shares are sold or otherwise disposed of more than two years after the beginning of the offering period and more than one year after the shares are transferred to the participant, then the lesser of the following will be treated as ordinary income: (i) the excess of the fair market value of the shares at the time of such sale or other disposition over the purchase price; or (ii) the excess of the fair market value of the shares as of the beginning of the offering period over the purchase price (determined as of the beginning of the offering period). Any further gain or any loss will be taxed as a long-term capital gain or loss.

If the shares are sold or otherwise disposed of before the expiration of either of the holding periods described above, then the excess of the fair market value of the shares on the purchase date over the purchase price will be treated as ordinary income at the time of such sale or other disposition. The balance of any gain will be treated as capital gain. Even if the shares are later sold or otherwise disposed of for less than their fair market value on the purchase date, the same amount of ordinary income is attributed to the participant, and a capital loss is recognized equal to the difference between the sales price and the fair market value of the shares on such purchase date. Any capital gain or loss will be short-term or long-term, depending on how long the shares have been held.

Non-423 Component

A participant will be taxed on amounts withheld for the purchase of shares of New Nuvation Bio Class A common stock as if such amounts were actually received. Under the Non-423 Component, a participant will recognize ordinary income equal to the excess, if any, of the fair market value of the underlying stock on the date of exercise of the purchase right over the purchase price. If the participant is employed by New Nuvation Bio or one of its affiliates, that income will be subject to withholding taxes. The participant’s tax basis in those shares will be equal to their fair market value on the date of exercise of the purchase right, and the participant’s capital gain holding period for those shares will begin on the day after they are transferred to the participant.

There are no U.S. federal income tax consequences to New Nuvation Bio by reason of the grant or exercise of rights under the 2021 ESPP. New Nuvation Bio is entitled to a deduction to the extent amounts are taxed as ordinary income to a participant for shares sold or otherwise disposed of before the expiration of the holding periods described above (subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of tax reporting obligations).

New Plan Benefits

Participation in the 2021 ESPP is voluntary and each eligible employee will make his or her own decision regarding whether and to what extent to participate in the 2021 ESPP. Therefore, Panacea cannot currently determine the benefits or number of shares subject to purchase rights and a new plan benefits table is thus not provided.

Interests of Panacea’s Directors and Officers in the ESPP Proposal

When you consider the recommendation of the Panacea board of directors in favor of approval of the 2021 ESPP, you should keep in mind that certain of Panacea’s directors and officers have interests in the 2021 ESPP that are different from, in addition to, or in conflict with your interests as a stockholder or warrantholder, including, among other things, the existence of financial and personal interests. See the section titled “The Merger—Interests of Certain Persons in the Business Combination” beginning on page 238 of this proxy statement/prospectus.

Vote Required for Approval

The ESPP Proposal will be approved and adopted if the holders of a majority of the shares of Panacea Class A common stock and founder shares represented in person, online or by proxy and voted thereon at the special meeting vote “FOR” the ESPP Proposal.

Adoption of the ESPP Proposal is conditioned on the approval of the Business Combination Proposal, each of the Charter Proposals, the Incentive Plan Proposal, and the NYSE Proposal at the special meeting.

The closing of the merger is conditioned on the approval of the Business Combination Proposal, each of the Charter Proposals, the Incentive Plan Proposal, the ESPP Proposal and the NYSE Proposal at the special meeting.

Recommendation of Panacea’s Board of Directors

PANACEA’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ESPP PROPOSAL.

PROPOSAL NO. 6—THE ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal, if adopted, will allow Panacea’s board of directors to adjourn the Panacea Special Meeting to a later date or dates, if necessary, to permit further solicitation of proxies if, based upon the tabulated vote at the time of the Panacea Special Meeting, there are not sufficient votes to approve the Business Combination Proposal, the Charter Proposals, the NYSE Proposal, the Incentive Plan Proposal or the ESPP Proposal, or if holders of Panacea’s public shares have elected to redeem a number of public shares such that Panacea would have less than $5,000,001 of net tangible assets or the amount in the Trust Account, plus the proceeds from the PIPE investment, plus the proceeds from the forward purchase agreement entered into in connection with Panacea’s IPO, plus all other cash and cash equivalents of Panacea (after deducting the cash amounts required to satisfy Panacea’s stockholder redemptions and transaction costs) does not equal or exceed $500.0 million; provided that to the extent Dr. Hung has not fulfilled his contractual commitment to fund at least $20.0 million of the PIPE investment amount, then the cash closing requirement shall be reduced dollar for dollar by the amount of such shortfall. In no event will Panacea’s board of directors adjourn the Panacea Special Meeting or consummate the merger beyond the date by which it may properly do so under Panacea’s existing charter and Delaware law.

Consequences if the Adjournment Proposal Is Not Approved

If the Adjournment Proposal is not approved by Panacea’s stockholders, Panacea’s board of directors may not be able to adjourn the Panacea Special Meeting to a later date in the event that there are insufficient votes for the approval of the Business Combination Proposal, the Charter Proposals, the NYSE Proposal, the Incentive Plan Proposal or the ESPP Proposal, or if holders of Panacea’s public shares have elected to redeem an amount of public shares such that Panacea would have less than $5,000,001 of net tangible assets, and may be unable to consummate the merger. If we do not consummate the merger and fail to complete an initial business combination by July 6, 2022 (subject to the requirements of law), we will be required to dissolve and liquidate our Trust Account by returning the then remaining funds in such account to the public stockholders.

Vote Required for Approval

The approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by the holders of Panacea common stock present in person or represented by proxy at the Panacea Special Meeting and entitled to vote thereon, assuming a quorum is present.

Failure to submit a proxy or to vote in person at the Panacea Special Meeting, an abstention from voting or a broker non-vote will have no effect on the Adjournment Proposal.

The Founders have agreed to vote the founder shares, private placement shares and any other shares of Panacea stock owned by them in favor of the Adjournment Proposal (if necessary). See “The Merger Agreement—Related Agreements—Sponsor Support Agreement” beginning on page 257 of this proxy statement/prospectus for more information.

Recommendation of the Board of Directors

PANACEA’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of Panacea’s directors may result in a conflict of interest on the part of one or more of the directors between what they may believe is in the best interests of Panacea and its stockholders and what they may believe is best for themselves in determining to recommend that stockholders vote for the proposals. See “The Merger—Interests of Certain Persons in the Business Combination” beginning on page 238 of this proxy statement/prospectus.

INFORMATION ABOUT PANACEA

References in this section to “we”, “our”, “us”, the “Company”, or “Panacea” generally refer to Panacea Acquisition Corp.

General

Panacea is a blank check company incorporated in the State of Delaware on April 24, 2020. Panacea’s efforts to identify a prospective target business were not limited to any particular industry or geographic region. Prior to executing the merger agreement, Panacea’s efforts were limited to organizational activities, completion of Panacea’s IPO and the evaluation of possible business combinations.

Initial Public Offering and Private Placement

In May 2020, the Founders purchased an aggregate of 3,593,750 founder shares for a capital contribution of $25,000. The Sponsor purchased 2,875,000 of the founder shares and an affiliate of Cowen Investments purchased 718,750 of the founder shares (and subsequently transferred those founder shares to Cowen Investments in June 2020). In May 2020, the Sponsor transferred 25,000 founder shares to each of Panacea’s independent director nominees at their original purchase price.

On July 6, 2020, Panacea completed its initial public offering of 14,375,000 units at a price of $10.00 per unit, generating gross proceeds of $143.8 million. Each unit consists of one share of Panacea’s Class A common stock and one-third of one redeemable warrant. Each whole warrant entitles the holder thereof to purchase one share of Panacea Class A common stock at a price of $11.50 per share, subject to certain adjustments.

Concurrently with the completion of Panacea’s IPO, the Founders purchased an aggregate of 487,500 private placement units at a price of $10.00 per private placement unit in a private placement, generating gross proceeds of $4.9 million. The purchase price of the private placement units was added to the net proceeds of Panacea’s IPO and placed in the Trust Account such that the Trust Account held $143.8 million at the time of closing of Panacea’s IPO. Each whole private placement warrant entitles the holder thereof to purchase one share of Panacea Class A common stock at a price of $11.50 per share, subject to certain adjustments.

In addition, funds affiliated with the Sponsor entered into a forward purchase agreement with Panacea that will provide for the purchase by such funds of an aggregate of 2,500,000 shares of Panacea Class A common stock and 833,333 redeemable warrants, for an aggregate purchase price of $25.0 million, or $10.00 per one share of Class A common stock and one-third of one redeemable warrant, in a private placement to close substantially concurrently with the closing of our initial business combination.

Fair Market Value of Target Business

The NYSE rules require that Panacea’s initial business combination must occur with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes and excluding the amount of any fee payable pursuant to a Business Combination Marketing Agreement held in trust) at the time of it signing a definitive agreement in connection with an initial business combination. Panacea’s board of directors determined that this test was met in connection with the proposed Business Combination with Nuvation Bio as described in the section titled “The Merger” in this proxy statement/prospectus.

Stockholder Approval of Merger and Redemptions

Under Panacea’s existing charter, in connection with any proposed business combination, Panacea is not required to seek stockholder approval of a business combination at a meeting called for such purpose. Asset acquisitions and share purchases would not typically require stockholder approval while direct mergers with Panacea where it does not survive and any transactions where Panacea issues more than 20% of its outstanding shares of common stock or seeks to amend its existing charter would require stockholder approval.

Pursuant to the terms of this transaction as described in the section titled “Panacea Special Meeting of Stockholders” in this proxy statement/prospectus, Panacea is seeking stockholder approval at a meeting called for such purpose at which public stockholders may seek to redeem their public shares for cash, regardless of whether they vote for or against the proposed Business Combination or any other proposal described in this proxy statement/prospectus and whether they held Panacea common stock as of the Panacea record date or acquired them after the Panacea record date, subject to the limitations described in this proxy statement/ prospectus. Accordingly, in connection with the merger, the Panacea public stockholders may seek to redeem their public shares for cash in accordance with the procedures set forth in this proxy statement/prospectus.

Panacea will complete the merger only if the holders of a majority of the votes cast by holders of shares of Panacea stock, voting together as a single class, present in person or represented by proxy at the Panacea Special Meeting vote in favor of the merger. A majority of the voting power of the issued and outstanding Panacea common stock entitled to vote at the Panacea Special Meeting must be present in person or represented by proxy at the Panacea Special Meeting to constitute a quorum and in order to conduct business at the Panacea Special Meeting. The holders of the founder shares and private placement shares, who currently own 22.1% of the issued and outstanding shares of Panacea common stock (excluding warrants), will count towards this quorum.

Voting Restrictions in Connection with Stockholder Meeting

Pursuant to the terms of the Panacea letter agreement entered into with Panacea, the Founders and Panacea’s officers and directors have agreed to vote any founder shares and private placement shares held by them and any public shares purchased during or after Panacea’s IPO in favor of an initial business combination. See “The Merger Agreement—Related Agreements—Panacea Letter Agreement” beginning on page 259 of this proxy statement/prospectus. Pursuant to the terms of the Sponsor Support Agreement, the Founders have also agreed to vote any founder shares and private placement shares held by them and any public shares purchased during or after Panacea’s IPO in favor of all of the proposals set forth in this proxy statement/prospectus. See “The Merger Agreement—Related Agreements—Sponsor Support Agreement” beginning on page 257 of this proxy statement/prospectus. The Founders, Panacea’s directors and officers and their permitted transferees own at least 22.1% of its outstanding common stock (excluding warrants) entitled to vote thereon. The quorum and voting thresholds at the Panacea Special Meeting, the Panacea letter agreement and the Sponsor Support Agreement may make it more likely that Panacea will consummate the merger. In addition, pursuant to the terms of the Panacea letter agreement and the Sponsor Support Agreement, the Founders and Panacea’s officers and directors have agreed to waive their redemption rights with respect to any founder shares and private placement shares and any public shares held by them in connection with the completion of a business combination.

Liquidation if No Initial Business Combination

The Founders and Panacea’s officers and directors have agreed that it will have only twenty-four months from the closing of Panacea’s IPO to complete any initial business combination. If Panacea is unable to complete an initial business combination within such twenty-four-month period or during any extension period, Panacea will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (which interest shall be net of taxes payable, and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of its remaining stockholders and Panacea’s board of directors, dissolve and liquidate, subject in each case to Panacea’s obligations under

Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to its warrants, which will expire worthless if Panacea fails to complete an initial business combination within the twenty-four-month time period.

Pursuant to the Panacea letter agreement, the Founders and Panacea’s officers and directors have waived their rights to liquidating distributions from the Trust Account with respect to any founder shares and private placement shares held by them if Panacea fails to complete its initial business combination within twenty four months from Panacea’s IPO or during any extension period. However, if the Founders or any of Panacea’s officers, directors or any of their respective affiliates then hold any public shares, they will be entitled to liquidating distributions from the Trust Account with respect to such public shares if Panacea fails to complete its initial business combination within the allotted time period.

Pursuant to the Panacea letter agreement, the Founders and Panacea’s officers and directors have agreed pursuant to a written agreement with Panacea, that they will not propose any amendment to its amended and restated certificate of incorporation (A) to modify the substance or timing of Panacea’s obligation to allow redemptions in connection with its initial business combination or to redeem 100% of the public shares if Panacea’s does not complete its initial business combination within twenty-four months from Panacea’s IPO or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, unless Panacea provides its public stockholders with the opportunity to redeem their shares of common stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable), divided by the number of then outstanding public shares. However, Panacea may not redeem its public shares in an amount that would cause our net tangible assets to be less than $5,000,001 following such redemptions.

Panacea expects that all costs and expenses associated with implementing its plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the $958,000 of proceeds held outside the Trust Account, although Panacea cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing its plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay taxes, Panacea may request the trustee to release to it an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

If Panacea were to expend all of the net proceeds of Panacea’s IPO and the sale of the private placement units, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account, the per-share redemption amount received by stockholders upon Panacea’s dissolution would be approximately $10.00. The proceeds deposited in the Trust Account could, however, become subject to the claims of Panacea’s creditors which would have higher priority than the claims of its public stockholders. Panacea cannot assure you that the actual per-share redemption amount received by stockholders will not be substantially less than $10.00. While Panacea intends to pay such amounts, if any, it cannot assure you that it will have funds sufficient to pay or provide for all creditors’ claims.

Although Panacea seeks to have all third parties, service providers (other than its independent auditors), prospective target businesses or other entities with which it does business execute agreements with it waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of its public stockholders, there is no guarantee that they will execute such agreements or even if they execute or have executed such agreements that they would be prevented from bringing claims against the Trust Account including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against its assets, including the funds held in the Trust Account. If any third-party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, Panacea management performs an analysis of the alternatives available to it and only enters into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to Panacea than any alternative. Examples of possible instances where Panacea may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver.

In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with Panacea and will not seek recourse against the Trust Account for any reason. Upon redemption of its public shares, if Panacea is unable to complete its initial business combination within the prescribed time frame, or upon the exercise of a redemption right in connection with its initial business combination, Panacea will be required to provide for payment of claims of creditors that were not waived that may be brought against Panacea within the ten years following redemption. The Sponsor has agreed that it will be liable to Panacea, if and to the extent any claims by a third party (other than Panacea’s independent auditors) for services rendered or products sold to Panacea, or a prospective target business with which Panacea has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay its taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under its indemnity of the underwriters of Panacea’s IPO against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, then the Sponsor will not be responsible to the extent of any liability for such third-party claims. Panacea has not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believes that the Sponsor’s only assets are securities of its company and, therefore, the Sponsor may not be able to satisfy those obligations.

In the event that the proceeds in the Trust Account are reduced below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the interest which may be withdrawn to pay its taxes, and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, Panacea’s independent directors would determine whether to take legal action against the Sponsor to enforce their indemnification obligations. While Panacea currently expects that its independent directors would take legal action on its behalf against the Sponsor to enforce its indemnification obligations to Panacea, it is possible that its independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, Panacea cannot assure you that due to claims of creditors the actual value of the per share redemption price will not be substantially less than $10.00 per share.

Panacea will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all third parties, service providers (other than its independent auditors), prospective target businesses or other entities with which Panacea does business execute agreements with it waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. The Sponsor will also not be liable as to any claims under the indemnity of the underwriters of Panacea’s IPO against certain liabilities, including liabilities under the Securities Act. Panacea will have access to up to $958,000 from the proceeds of Panacea’s IPO and the sale of the private placement units, with which to pay any such potential claims (including costs and expenses incurred in connection with its liquidation, currently estimated to be no more than approximately $100,000). In the event that Panacea liquidates and it is subsequently determined that the reserve for claims and liabilities is insufficient, stockholders who received funds from Panacea’s Trust Account could be liable for claims made by creditors.

If Panacea files a bankruptcy petition or an involuntary bankruptcy petition is filed against Panacea that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in its bankruptcy estate and subject to the claims of third parties with priority over the claims of Panacea’s stockholders. To the extent any bankruptcy claims deplete the Trust Account, Panacea cannot assure you it will be able to return $10.00 per share to its public stockholders. Additionally, if Panacea files a bankruptcy petition or an involuntary bankruptcy petition is filed against it that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance”. As a result, a bankruptcy court could seek to recover some or all amounts received by Panacea’s stockholders. Furthermore, Panacea’s board may be viewed as having breached its fiduciary duty to Panacea’s creditors and/or may have acted in bad faith, and thereby exposing itself and Panacea to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors. Panacea cannot assure you that claims will not be brought against Panacea for these reasons.

Panacea’s public stockholders will be entitled to receive funds from the Trust Account only in the event of the redemption of its public shares if Panacea does not complete an initial business combination within twenty-four months from the closing of Panacea’s IPO or if they redeem their respective shares for cash upon the completion of an initial business combination. In no other circumstances will a stockholder have any right or interest of any kind to or in the Trust Account. In connection with the merger, a stockholder’s vote in connection with the Business Combination alone will not result in a stockholder’s redeeming its shares of Panacea for an applicable pro rata share of the Trust Account. Such stockholder must have also exercised its redemption rights.

Facilities

Panacea currently maintains its executive offices at 357 Tehama Street, Floor 3, San Francisco, CA 94103. Panacea considers its current office space adequate for its current operations. Panacea entered into an agreement with an affiliate of the Sponsor, pursuant to which it pays such affiliate a total of $10,000 per month for office space, administrative and support services.

Upon consummation of the merger, the principal executive offices of Panacea will be those of Nuvation Bio, at which time nothing more will be paid to such affiliate of the Sponsor.

Employees

Panacea currently has five officers and does not intend to have any full-time employees prior to the completion of an initial business combination. Members of the Panacea management team are not obligated to devote any specific number of hours to its matters but they intend to devote as much of their time as they deem necessary to Panacea’s affairs until Panacea has completed its initial business combination.

Periodic Reporting and Financial Information

Panacea’s units, Class A common stock and warrants are registered under the Exchange Act and Panacea has reporting obligations, including the requirement that it file annual, quarterly and current reports with the SEC. In accordance with the requirements of the Exchange Act, Panacea’s annual reports contain financial statements audited and reported on by its independent registered public accounting firm. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against Panacea or any members of its management team in their capacity as such.

MANAGEMENT OF PANACEA

Directors and Executive Officers

The below lists Panacea’s current officers and directors, as well as their respective ages as of November 10, 2020. Concurrently with the consummation of the merger, Panacea’s officers and directors, other than Oleg Nodelman (who will be a director of New Nuvation Bio following the merger) will resign from their respective positions at Panacea.

Name	Age	Title
Oleg Nodelman	43	Chief Executive Officer and Chairman
Scott Perlen	45	Chief Financial Officer
Scott Platshon	29	Chief Operating Officer
Caroline Stout	29	Chief Investment Officer
Sarah Marriott	43	Secretary and Director
Daniel Bradbury	59	Director
Graham Cooper	50	Director
Faheem Hasnain	62	Director
Shalini Sharp	45	Director

Oleg Nodelman has been our Chief Executive officer since our inception in April 2020 and is our Chairman of the Board. Mr. Nodelman has been the Portfolio Manager of EcoR1, a biotech-focused investment advisory firm that invests in companies at all stages of research and development, since he founded it in 2013. With nearly twenty years of experience in biotech investing, Mr. Nodelman has expertise in all aspects of investment management and deep roots in the biotech and scientific communities. Before founding EcoR1, Mr. Nodelman was an analyst and portfolio manager from 2001 to 2012 at Biotechnology Value Fund. Prior to BVF, Mr. Nodelman worked in strategic consulting and organizational management at Mercer Management Consulting (now Oliver Wyman). He currently serves as a Board Member for Prothena (Nasdaq: PRTA), a clinical-stage neuroscience company focused on the discovery and development of novel therapies. Mr. Nodelman has a Bachelor of Science in Foreign Service with a concentration in Science and Technology from Georgetown University. Mr. Nodelman is well qualified to serve as the Chairperson of our board of directors because of his experience serving on the boards of directors of public and private companies in the pharmaceutical/biotechnology sector, as well as his role as Founder and Portfolio Manager of EcoR1.

Scott Perlen has been our Chief Financial Officer since our inception in April 2020. Mr. Perlen has been the Chief Financial Officer of EcoR1 since joining the firm in 2019. He oversees accounting and finance for EcoR1 and its investment funds as well as the funds’ day-to-day trade operations. Prior to joining EcoR1 in 2019, Mr. Perlen served as Chief Financial Officer for seven years at Sheffield Asset Management, LLC, a Chicago-based investment firm. Prior to Sheffield, Mr. Perlen was a Vice President at Grosvenor Capital Management, LP, a global leader in the alternative asset industry. During his seven years at Grosvenor, Mr. Perlen managed a group dedicated to providing outsourced CFO functionality to a number of investment firm managers and also assisted in performing operational due diligence reviews on underlying investment firms. Prior to joining Grosvenor in 2005, Mr. Perlen was an Assistant Vice President at Bank of America, focusing on operational risk and accounting for the bank’s derivatives business. From 1997 to 2002, Mr. Perlen managed the operations and fund accounting at Sunrise Capital Partners, LLC, a San Diego-based investment firm. Mr. Perlen received his Bachelor of Science in Finance from the University of Illinois at Urbana-Champaign in 1997.

Scott Platshon has been our Chief Operating Officer since our inception in April 2020. Mr. Platshon joined EcoR1 in 2015 where he currently serves as a Principal and is responsible for due diligence and analysis of biotechnology companies for value-oriented investment opportunities. Mr. Platshon previously worked at Aquilo Partners, a boutique life sciences investment bank. Mr. Platshon holds a Bachelor of Science in Bioengineering from Stanford University.

Caroline Stout has been our Chief Investment Officer since our inception in April 2020. Ms. Stout joined EcoR1 in 2014 where she currently serves as a Principal. At EcoR1, she has led several of the firm’s investments in the biotechnology sector. Ms. Stout previously worked as an Investment Banking Analyst at Credit Suisse in New York. She has experience working on a range of transactions in the healthcare and biotechnology sectors, including leveraged buyouts, initial public offerings and follow-on equity raises. Ms. Stout graduated magna cum laude from Georgetown University with a Bachelor of Arts in Economics, a Pre-Medical concentration, and Cognitive Science minor.

Daniel Bradbury has been a director since July 2020. Since January 2020, Mr. Bradbury has served as Executive Chairman of Equillium, Inc. (Nasdaq: EQ), a biopharmaceutical company that develops products to treat severe autoimmune and inflammatory disorders with high unmet medical need and which he co-founded. Mr. Bradbury served as Chairman of Equillium, Inc. from March 2018 through December 2019. Mr. Bradbury also previously served as Chief Executive Officer of Equillium, Inc., from June 2018 through December 2019 and as President of Equillium, Inc. from March 2017 until June 2018. He has also served as the Managing Member of BioBrit, LLC, a life sciences consulting and investment firm, since 2012. Prior to co-founding Equillium, he served as the President, Chief Executive Officer and Director of Amylin Pharmaceuticals, a biopharmaceutical company focused on metabolic diseases. During his eighteen-year tenure at Amylin, the company launched three first-in-class medicines, including the first once-a-week therapy to treat diabetes, and was listed on the Nasdaq 100. He served as Amylin’s Chief Executive Officer from March 2007 until its acquisition by Bristol-Myers Squibb Company in August 2012 for $7.0 billion. Before joining Amylin, Mr. Bradbury worked in marketing and sales for ten years at SmithKline Beecham Pharmaceuticals. He serves on the board of directors of Intercept Pharmaceuticals (Nasdaq: ICPT), Castle Biosciences, Inc. (Nasdaq: CSTL), and a number of private companies and philanthropic organizations. Mr. Bradbury received a Bachelor of Pharmacy from Nottingham University and a Diploma in Management Studies from Harrow and Ealing Colleges of Higher Education in the United Kingdom. Mr. Bradbury is well qualified to serve on our board of directors because he has extensive experience in the biopharmaceutical industry, has demonstrated leadership and operational skills and possesses significant research, development and commercialization expertise, as well as public company board experience.

Graham Cooper has been a director since July 2020. Mr. Cooper is a member of the boards of directors of Unity Biotechnology (Nasdaq: UBX), Kezar Life Sciences (Nasdaq: KZR), Beam Therapeutics (Nasdaq: BEAM) and Applied Molecular Transport (private). Mr. Cooper also previously served as a member of the board of directors of Celladon Corporation, which merged with Eiger BioPharmaceuticals, Inc. (Nasdaq: EIGR) in 2016. From March 2018 until May 2019, Mr. Cooper served as the Chief Financial Officer and Chief Operating Officer of Assembly Biosciences, Inc. Prior to joining Assembly, he was Chief Financial Officer of Receptos, Inc., from 2013 until its sale in 2015 to Celgene for $7.8 billion. In 2012, Mr. Cooper was the Chief Financial Officer of Geron Corporation, a biopharmaceutical company focused on cancer therapies. From 2006 until 2011, Mr. Cooper served as Chief Financial Officer of Orexigen Therapeutics, Inc., a biotechnology company focused on obesity therapies. From 1999 to 2006, Mr. Cooper held positions of increasing responsibility including Director, Health Care Investment Banking, at Deutsche Bank Securities, where he was responsible for executing and managing a wide variety of financing and merger and acquisition transactions in the life sciences field. From 1992 to 1995, he worked as an accountant at Deloitte & Touche, where he earned his C.P.A. Mr. Cooper holds a B.A. in Economics from the University of California at Berkeley and an M.B.A. from the Stanford Graduate School of Business. Mr. Cooper is well qualified to serve on our board of directors due to his significant financial and accounting experience in the life sciences industry.

Faheem Hasnain has been a director since July 2020. In 2015, Mr. Hasnain co-founded Gossamer Bio (Nasdaq: GOSS), a publicly traded biotechnology company focused on discovering, acquiring, developing and commercializing therapeutics in the disease areas of immunology, inflammation and oncology, and served as its Chief Executive Officer through July 2018, at which time he became Gossamer Bio’s Executive Chairman. Since 2019, Mr. Hasnain has served as non-executive Chairman of Gossamer Bio. Prior to Gossamer Bio, Mr. Hasnain served as President, Chief Executive Officer and a director of Receptos, Inc. from November 2010 until the company’s acquisition by Celgene Corporation in August 2015 for $7.8 billion. Prior to joining Receptos, Mr. Hasnain was the President and Chief Executive Officer and a director of Facet Biotech Corporation, a biology driven antibody company with a focus in multiple sclerosis and oncology. He held that position from December 2008 until the company’s acquisition by Abbott Laboratories in April 2010 for over $700.0 million. Previously, Mr. Hasnain was President, Chief Executive Officer and a director of PDL BioPharma, Inc. from October 2008 until Facet Biotech was spun off from PDL BioPharma in December 2008. From October 2004 to September 2008, Mr. Hasnain served at Biogen Idec Inc., a biotechnology company specializing in neurological disorders, autoimmune disorders and cancer, most recently as Executive Vice President in charge of the oncology/rheumatology strategic business unit. Prior to Biogen Idec, Mr. Hasnain held roles at Bristol Myers Squibb, where he was President of the Oncology Therapeutics Network, and at GlaxoSmithKline and its predecessor organizations, the latter for fourteen years. He has been Chairman of the Board of Sente, Inc. since 2008, Chairman of the Board of Tocagen Inc. (Nasdaq: TOCA) since November 2014, Lead Independent Director of Kura Oncology (Nasdaq: KURA) since 2015, Chairman of the Board of Mirati Therapeutics, Inc. (Nasdaq: MRTX) since February 2019 and a member of the Board of Overseers of Scripps Research Institute since 2018. He previously served as Chairman of the Board of Ambit Biosciences Corporation and served as a member of the Board of Directors of Tercica, Inc., Aragon Pharmaceuticals, Somaxon Pharmaceuticals, Inc. and Vital Therapies, Inc. Mr. Hasnain received a B.H.K. and B.Ed. from the University of Windsor Ontario in Canada. Mr. Hasnain is well qualified to serve on our board of directors because of his years of experience in drug discovery and development and as a biopharmaceutical executive and board member.

Sarah Marriott has served as our Secretary and on our board of directors since our inception in April 2020. Ms. Marriott joined EcoR1 in 2014 and is the firm’s Chief Operating Officer and Chief Compliance Officer, where she is responsible for operational, regulatory and compliance issues. Ms. Marriott has experience working across the diverse areas of civil and criminal litigation. Prior to EcoR1, she served as a Deputy District Attorney in Solano County, California. Prior to serving as a prosecutor, Ms. Marriott practiced at Orrick, Herrington & Sutcliffe LLP in San Francisco, where she handled commercial litigation matters. Ms. Marriott previously completed a clerkship on the federal Court of Appeals for the Tenth Circuit. Ms. Marriott holds a law degree from the University of California, Berkeley, and a Bachelor of Arts degree from Amherst College. Ms. Marriott is well qualified to serve on our board of directors due to her experience in the pharmaceutical/biotechnology sector, as well as her role as Chief Operating Officer and Chief Compliance Officer of EcoR1.

Shalini Sharp has been a director since July 2020. Ms. Sharp is currently transitioning out of her role as the Chief Financial Officer at Ultragenyx (Nasdaq: RARE), which she joined in May 2012. She was responsible for leading the corporate finance, strategy, and information technology functions and was a member of the company’s executive leadership team. Ms. Sharp is a member of the Board of Directors of Neurocrine Biosciences (Nasdaq: NBIX), a neuroscience-focused biopharmaceutical company, Sutro Biopharma (Nasdaq: STRO), a drug discovery, development and manufacturing company focused on creating next-generation oncology therapeutics, and Precision Biosciences, a privately held genome editing company. She is also a board member of TB Alliance, a non-profit organization dedicated to the development and distribution of treatments for tuberculosis in the developing world. She previously served on the Board of Array Biopharma from 2017 until its sale to Pfizer in 2019. Prior to Ultragenyx, Ms. Sharp was Chief Financial Officer of Agenus Inc. (Nasdaq: AGEN), a biotechnology company focused on cancer immunotherapies from 2006 to 2012 and served on the Board of Agenus from 2012 to 2018. She joined Agenus in 2003 and held roles of increasing responsibility spanning strategic planning, corporate development, investor relations, corporate finance and business development. Prior to Agenus, Ms. Sharp held similar roles at Elan Pharmaceuticals from 1998 to 2003, including serving as chief of staff to the Chairman of the Board of Directors during that company’s restructuring. Ms. Sharp was also a management consultant at McKinsey & Company as well as an investment banker at Goldman Sachs, specializing in pharmaceuticals and medical devices. Ms. Sharp holds both a B.A., magna cum laude, and M.B.A., from Harvard University. Ms. Sharp is well qualified to serve on our board of directors because of her twenty-five years in the life sciences industry, extensive experience as a chief financial officer of a public company, her financial acumen, and her management and leadership skills.

Management Compensation

We will not pay compensation of any kind, including finder’s and consulting fees, to holders of the founder shares, executive officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the consummation of an initial business combination other than (i) repayment of loans made to us by the Sponsor to cover initial public offering-relating and organization expenses, (ii) repayment of loans that the Sponsor, members of our management team or any of their respective affiliates or other third parties may make to finance transaction costs in connection with an intended initial business combination (provided that if we do not consummate an initial business combination, we may use working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from the Trust Account may be used for such repayment), (iii) payments to the Sponsor or its affiliate of a total of $10,000 per month for office space, administrative and support services, (iv) to reimburse for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination and (v) Cowen will be entitled to a portion of the fee payable pursuant to a Business Combination Marketing Agreement and placement fees in connection with the PIPE investment and will be reimbursed for any out-of-pocket expenses incurred by it in connection with the performance of such services. Our audit committee reviews on a quarterly basis all payments that were made to our Sponsor, officers, directors or our or any of their affiliates.

After the consummation of our initial business combination, directors or members of our management team who remain in one of those capacities may be paid director, consulting, management or other fees from New Nuvation Bio with any and all amounts being fully disclosed to stockholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our stockholders in connection with a proposed business combination. It is unlikely the amount of such compensation will be known at the time, as it will be up to the directors of the post-combination business to determine executive and director compensation.

Any compensation to be paid to our executive officers will be determined by a compensation committee constituted solely by independent directors.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our executive officers and directors may negotiate employment or consulting arrangements to remain with us after the initial business combination. The existence or terms of any such employment or consulting arrangements may influence our management’s motivation in identifying or selecting a target business although we do not believe that the ability of our management to remain with us after the consummation of an initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our executive officers and directors that provide for benefits upon termination of employment.

SELECTED HISTORICAL FINANCIAL DATA OF PANACEA

The following table sets forth selected historical financial information derived from Panacea’s audited and unaudited financial statements included elsewhere in this proxy statement/prospectus (i) for the period from April 24, 2020 (inception) to May 7, 2020 and (ii) for and as of the period from April 24 (inception) through September 30, 2020. You should read the following summary financial information in conjunction with the section titled “Panacea Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Panacea’s financial statements and related notes appearing elsewhere in this proxy statement/prospectus.

We have neither engaged in any operations nor generated any revenue to date. Our only activities from inception through September 30, 2020 were organizational activities and those necessary to complete our initial public offering and identifying a target company for a business combination. We do not expect to generate any operating revenue until after the consummation of the merger.

	Period from April 24, 2020 (inception) through September 30, 2020	Period from April 24, 2020 (inception) through May 7, 2020
	(unaudited)	(audited)
Statement of Operations Data:
General and administrative expenses	$737,653	$1,000

Other Income:
Interest earned on investments held in trust or account	3,387	—
Net loss	$(734,266)	$(1,000)

Weighted average shares outstanding of Panacea Class A redeemable stock	14,375,000	—
Basic and diluted income per share, Panacea Class A redeemable common stock	—	—
Weighted average Panacea Class A and Panacea Class B non-redeemable common stock shares outstanding, basic and diluted	3,593,750	3,125,000

Basic and diluted net loss per Panacea Class A and Panacea Class B non-redeemable common stock(1)	$(0.20)	$(0.00)

(1)	See Note 2 to the audited financial statements and Note 2 to the unaudited financial statements for further details on the calculation of net loss per share.

As of September 30, 2020
(unaudited)
Balance Sheet Data:
Total cash	$1,344,680
Total assets	145,498,702
Total liabilities	974,031
Total stockholders’ equity	5,000,001

PANACEA MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the Panacea’s financial condition and results of operations should be read in conjunction with Panacea’s financial statements and the notes thereto contained elsewhere in this proxy statement/prospectus. Certain information contained in the discussion, including, but not limited to, those described under the heading “Risk Factors” and analysis set forth below includes forward-looking statements that involve risks and uncertainties. References in this section to “Panacea”, “we”, “us”, “our”, and “the Company” are intended to mean the business and operations of Panacea Acquisition Corp.

Overview

We are a blank check company, originally incorporated in Delaware on April 24, 2020, and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination.

The registration statement for Panacea’s IPO was declared effective on June 30, 2020. On July 6, 2020, we consummated Panacea’s IPO of 14,375,000 units, which includes the full exercise by the underwriters of the over-allotment option to purchase an additional 1,875,000 units, at $10.00 per unit, generating gross proceeds of $143.8 million. Each unit consists of one share of Panacea Class A common stock and one-third of one redeemable warrant.

Simultaneously with the closing of Panacea’s IPO, the Company consummated the sale of 487,500 private placement units at a price of $10.00 per private placement unit in a private placement to the Sponsor, and Cowen Investments, generating gross proceeds of $4.9 million.

Transaction costs amounted to $3.4 million, consisting of $2.9 million of underwriting fees and $515,063 of other offering costs.

Following the closing of Panacea’s IPO on July 6, 2020, an amount of $143.8 million ($10.00 per unit) from the net proceeds of the sale of the units in Panacea’s IPO and the sale of the private placement units was placed in the Trust Account located in the U.S. and that will invest only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting certain conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a business combination or (ii) the distribution of the funds held in the Trust Account, as described below.

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to indemnify the Trust Account if and to the extent any claims by third parties, such as a vendor for services rendered or products sold to us, or a prospective target business with which we have entered into an acquisition agreement, reduce the amount of funds in the Trust Account below $10.00 per public share. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under our indemnity of the underwriter of Panacea’s IPO against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims.

Our management has broad discretion with respect to the specific application of the net proceeds of Panacea’s IPO, the over-allotment, and the private placement, although substantially all of the net proceeds are intended to be applied toward consummating a business combination.

On August 12, 2020, we announced that, commencing August 21, 2020, holders of the 14,375,000 units sold in Panacea’s IPO may elect to separately trade the shares of Panacea Class A common stock and the warrants included in the units. Those units not separated continue to trade on the NYSE under the symbol “PANA.U” and the shares of Panacea Class A common stock and warrants that were separated trade under the symbols “PANA” and “PANA WS”, respectively.

Results of Operations

We have neither engaged in any operations (other than searching for a business combination after consummation of Panacea’s IPO) nor generated any revenues to date. Our only activities from April 24, 2020 (inception) through September 30, 2020 were organizational activities, those necessary to prepare for an initial public offering, described below. We do not expect to generate any operating revenues until after the completion of our Business Combination. We expect to generate non-operating income in the form of interest income on marketable securities held after consummation of Panacea’s IPO. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the three months ended September 30, 2020, we had a net loss of $734,266, which consists of operating costs of $737,653, offset by interest income on investments held in the Trust Account of $3,387.

For the period from April 24, 2020 (inception) through September 30, 2020, we had a net loss of $735,266, which consists of operating costs of $738,653, offset by interest income on investments held in the Trust Account of $3,387.

Liquidity and Capital Resources

Until the consummation of Panacea’s IPO, our only source of liquidity was an initial purchase of our common stock by the Sponsor and loans from our Sponsor.

On July 6, 2020, we consummated Panacea’s IPO of 14,375,000 units at a price of $10.00 per unit, which includes the full exercise by the underwriters of their over-allotment option in the amount of 1,875,000, generating gross proceeds of $143.8 million. Simultaneously with the closing of Panacea’s IPO, we consummated the sale of 487,500 private placement units at a price of $10.00 per private placement unit in a private placement to our stockholders, generating gross proceeds of $4.9 million.

Following Panacea’s IPO, the full exercise of the over-allotment option by the underwriters’ and the sale of the private placement units, a total of $143.8 million was placed in the Trust Account. We incurred $3.4 million in transaction costs, including $2.9 million of underwriting fees and $515,063 of other offering costs.

For the period from April 24, 2020 (inception) through September 30, 2020, cash used in operating activities was $489,257. Net loss of $735,266 was affected by interest earned on investments held in the Trust Account of $3,387 and changes in operating assets and liabilities, which provided $249,396 of cash from operating activities.

As of September 30, 2020, we had cash and investments held in the Trust Account of $143,753,387. We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account to complete the Business Combination. We may withdraw interest to pay taxes. During the period ended September 30, 2020, we did not withdraw any interest income from the Trust Account. To the extent that our capital stock or debt is used, in whole or in part, as consideration to complete the Business Combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies. As of September 30, 2020, we had $1,344,680 of cash held outside of the Trust Account.

We do not believe we will need to raise additional funds in order to meet the expenditures required for operating our business. However, if our estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a business combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our Business Combination. Moreover, we may need to obtain additional financing either to complete our Business Combination or because we become obligated to redeem a significant number of our public shares upon consummation of our Business Combination, in which case we may issue additional securities or incur debt in connection with such Business Combination. Subject to compliance with applicable securities laws, we would only complete such financing simultaneously with the completion of our Business Combination. If we are unable to complete our Business Combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the Trust Account. In addition, following our Business Combination, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations.

Critical Accounting Policies and Estimates

The preparation of condensed financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policies:

Common Stock Subject to Possible Redemption

We account for Panacea Class A common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity”. Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. Our common stock features certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of our condensed balance sheets.

Net Income (Loss) Per Common Share

We apply the two-class method in calculating earnings per share. Net income per common share, basic and diluted for Panacea Class A redeemable common stock is calculated by dividing the interest income earned on the Trust Account, net of applicable franchise and income taxes, by the weighted average number of Panacea Class A redeemable common stock outstanding for the period. Net loss per common share, basic and diluted for Panacea Class B non-redeemable common stock is calculated by dividing the net income, less income attributable to Panacea Class A redeemable common stock, by the weighted average number of Class Panacea B non-redeemable common stock outstanding for the period presented.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our condensed financial statements.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of September 30, 2020.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay an affiliate of the Sponsor a monthly fee of $10,000 for office space, administrative and support services to us. We began incurring these fees on July 1, 2020 and will continue to incur these fees monthly until the earlier of the completion of the Business Combination and its liquidation.

We have engaged the underwriters as an advisor in connection with the Business Combination to assist us in holding meetings with its stockholders to discuss the potential Business Combination and the target business’ attributes, introduce us to potential investors that are interested in purchasing our securities in connection with a business combination, assist us in obtaining stockholder approval for the Business Combination and assist us with its press releases and public filings in connection with the Business Combination. We will pay the underwriters a cash fee for such services upon the consummation of the Business Combination in an amount equal to, in the aggregate, 3.5% of the gross proceeds of Panacea’s IPO, or $5,031,250, including any proceeds from the full or partial exercise of the over-allotment option.

In addition, on June 30, 2020, we entered into a forward purchase agreement with funds affiliated with EcoR1 Capital, LLC that will provide for the purchase by such funds of an aggregate of 2,500,000 shares of Panacea Class A common stock and 833,333 redeemable warrants, for an aggregate purchase price of $25,000,000, or $10.00 per one share of Panacea Class A common stock and one-third of one redeemable warrant, in a private placement to close substantially concurrently with the closing of the Business Combination. The obligations under the forward purchase agreement will not depend on whether any shares of Panacea Class A common stock are redeemed by the public stockholders. The shares of Panacea Class A common stock and redeemable warrants issuable pursuant to the forward purchase agreement will be identical to the shares of Panacea Class A common stock and redeemable warrants included in the units sold in Panacea’s IPO, respectively, except that the holders thereof have certain registration rights.

Quantitative and Qualitative Disclosures About Market Risk

As of September 30, 2020, we were not subject to any market or interest rate risk. Following the consummation of Panacea’s IPO, the net proceeds of Panacea’s IPO, including amounts in the Trust Account, have been invested in U.S. government treasury bills, notes or bonds with a maturity of 185 days or less or in certain money market funds that invest solely in U.S. treasuries. Due to the short-term nature of these investments, we believe there will be no associated material exposure to interest rate risk.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table and accompanying footnotes sets forth information regarding (1) the actual beneficial ownership of Panacea Class A common stock and founder shares as of November 1, 2020, and (2) expected beneficial ownership of shares of New Nuvation Bio common stock immediately following the consummation of the Business Combination (assuming a “no redemption” scenario and assuming a “maximum redemption scenario” as described below) by:

•

each person who is known to be the beneficial owner of more than 5% of the outstanding Panacea common stock or is expected to be the beneficial owner of more than 5% of any class of shares of New Nuvation Bio common stock post-Business Combination;

•	our current executive officers and each of our current directors;

•	each person who will become one of our executive officers or directors post-Business Combination; and

•	all of our executive officers and directors as a group pre-Business Combination, and all of our executive officers and directors post-Business Combination.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days.

The beneficial ownership of shares of our common stock pre-Business Combination is based on 18,456,250 shares of Panacea common stock, (consisting of 14,862,500 shares of Panacea Class A common stock and 3,593,750 founder shares) issued and outstanding as of November 1, 2020.

The expected beneficial ownership of shares of our common stock post-Business Combination assumes two redemption scenarios as follows:

•	Assuming no redemptions: This presentation assumes that no shares of Panacea Class A common stock are redeemed and the PIPE investment and forward purchase are fully subscribed.

•

Assuming maximum redemptions: This presentation assumes that all 14,375,000 of the public shares are redeemed, the proceeds from the PIPE investment and the forward purchase are fully subscribed and the minimum cash condition is satisfied or waived.

Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to their beneficially owned common stock. Additionally, the following table does not reflect record or beneficial ownership of any shares of Panacea common stock issuable upon exercise of public warrants or private placement warrants, as such securities are not exercisable or convertible within 60 days of November 1, 2020.

					Post-Business Combination
	Pre-Business Combination				No Redemption Scenario					Maximum Redemption Scenario
Name of Beneficial Owner(1)(2)	Number of Shares Beneficially Owned		Percentage of Class		Number of Shares New Nuvation Bio Class A Common Stock Beneficially Owned		Percentage of Class	Number of Shares New Nuvation Bio Class B Common Stock Beneficially Owned	Percentage of Class	Number of Shares New Nuvation Bio Class A Common Stock Beneficially Owned		Percentage of Class	Number of Shares New Nuvation Bio Class B Common Stock Beneficially Owned	Percentage of Class
5% and Greater Holders:
David Hung, M.D.	—		—		58,819,013	(3)	27.0	1,000,000	100	58,819,013		29.0	1,000,000	100
Entities affiliated with FMR LLC(4)	—		—		32,337,665	(5)	14.9	—	—	32,337,665		16.0	—	—
Omega Fund V, L.P.(6)	—		—		28,796,025	(7)	13.3	—	—	28,796,025		14.2	—	—
EcoR1 Panacea Holdings, LLC(8)	3,165,000	(9)	17.2		13,262,357	(10)	6.1	—	—	13,262,357	(10)	6.5	—	—
PA Co-Investment LLC(11)	816,250	(12)	4.4	(13)	816,250	(12)	*	—	—	816,250	(12)	*	—	—
Adage Capital Partners, L.P.(14)	800,000		4.3	(15)	800,000		*	—	—	800,000		*	—	—
Directors and Named Executive Officers Pre-Business Combination:
Oleg Nodelman(8)	3,165,000	(9)	17.2		13,262,357	(10)	6.1	—	—	13,262,357	(10)	6.5	—	—
Scott Perlen	—		—		—		—	—	—	—		—	—	—
Scott Platshon	—		—		—		—	—	—	—		—	—	—
Caroline Stout	—		—		—		—	—	—	—		—	—	—
Sarah Marriott	—		—		—		—	—	—	—		—	—	—
Daniel Bradbury	25,000	(16)	*		25,000		*	—	—	25,000		*	—	—
Graham Cooper	25,000	(16)	*		25,000		*	—	—	25,000		*	—	—
Faheem Hasnain	25,000	(16)	*		25,000		*	—	—	25,000		*	—	—
Shalini Sharp	25,000	(16)	*		35,000	(17)	*	—	—	35,000	(17)	*	—	—
All Panacea directors and executive officers as a group (nine individuals)	3,265,000		17.7		13,372,357		6.2	—	—	13,372,357		6.6	—	—
Directors and Named Executive Officers Post-Business Combination
David Hung, M.D.	—		—		58,819,013		27.0	1,000,000	100	58,819,013		29.0	1,000,000	100
Jennifer Fox.	—		—		—		—	—	—	—		—	—	—
Sergey Yurasov	—		—		125,043	(18)	*	—	—	125,043		*	—	—
Gary Hattersley	—		—		141,716	(19)	*	—	—	141,716		*	—	—
Thomas Templeman	—		—		141,716	(19)	*	—	—	141,716		*	—	—
Stacy Markel	—		—		79,868	(20)	*	—	—	79,868		*	—	—
Robert B. Bazemore Jr.	—		—		21,767	(21)	*	—	—	21,767		*	—	—
Kim Blickenstaff	—		—		64,902	(22)	*	—	—	64,902		*	—	—
Michelle Doig	—		—		28,796,025	(23)	13.3	—	—	28,796,025		14.2	—	—
Kathryn E. Falberg	—		—		10,003	(24)	*	—	—	10,003		*	—	—
Oleg Nodelman(8)	3,165,000	(9)	17.2		13,262,357	(10)	6.1	—	—	13,262,357	(10)	6.5	—	—
W. Anthony Vernon	—		—		377,611	(25)	*	—	—	377,611		*	—	—
Daniel G. Welch	—		—		36,278	(26)	*	—	—	36,278		*	—	—
All post-Business Combination company’s directors and executive officers as a group (13 individuals)	3,165,000	(9)	17.2		101,876,299		46.8	1,000,000	100	101,876,299		50.0	1,000,000	100

*	Less than one percent.
(1)	Unless otherwise noted, the business address of each of the following entities or individuals is c/o Panacea Acquisition Corp., 357 Tehama Street, Floor 3, San Francisco, CA 94103.
(2)

The calculations assume the number of founder shares held by such reporting person(s), if any, are converted into Panacea Class A common stock on a one-for-one basis immediately prior to the consummation of the Business Combination.

(3)	Interests shown include (i) 56,819,013 shares of New Nuvation Bio Class A common stock and (ii) 2,000,000 shares of New Nuvation Bio Class A common stock to be acquired in the PIPE investment.
(4)

These accounts are managed by direct or indirect subsidiaries of FMR LLC. Abigail P. Johnson is a director, the chairman, the chief executive officer and the president of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders of FMR LLC have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act of 1940 (the “Fidelity Funds”) advised by Fidelity Management & Research Company, a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The principal business address for each person and entity named in this footnote is 245 Summer Street, Boston, MA 02110.

(5)

Interests shown include (i) 681,002 shares of New Nuvation Bio Class A common stock acquired by Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund, (ii) 423,184 shares of New Nuvation Bio Class A common stock to be acquired in the PIPE investment by Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund, (iii) 2,564,470 shares of New Nuvation Bio Class A common stock acquired by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund, (iv) 2,125,093 shares of New Nuvation Bio Class A common stock to be acquired in the PIPE investment by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund, (v) 1,875,426 shares of New Nuvation Bio Class A common stock acquired by Fidelity Growth Company Commingled Pool, (vi) 2,138,883 shares of New Nuvation Bio Class A common stock to be acquired in the PIPE investment by Fidelity Growth Company Commingled Pool, (vii) 7,037,179 shares of New Nuvation Bio Class A common stock acquired by Fidelity Contrafund: Fidelity Contrafund, (viii) 3,572,265 shares of New Nuvation Bio Class A common stock to be acquired in the PIPE investment by Fidelity Contrafund: Fidelity Contrafund, (ix) 1,609,171 shares of New Nuvation Bio Class A common stock acquired by Fidelity Contrafund Commingled Pool, (x) 988,684 shares of New Nuvation Bio Class A common stock to be acquired in the PIPE investment by Fidelity Contrafund Commingled Pool, (xi) 504,986 shares of New Nuvation Bio Class A common stock acquired by Fidelity Contrafund: Fidelity Contrafund K6, (xii) 439,051 shares of New Nuvation Bio Class A common stock to be acquired in the PIPE investment by Fidelity Contrafund: Fidelity Contrafund K6, (xiii) 410,225 shares of New Nuvation Bio Class A common stock acquired by Fidelity Select Portfolios: Biotechnology Portfolio, (xiv) 1,000,000 shares of New Nuvation Bio Class A common stock to be acquired in the PIPE investment by Fidelity Select Portfolios: Biotechnology Portfolio, (xv) 119,454 shares of New Nuvation Bio Class A common stock acquired by Fidelity Hastings Street Trust: Fidelity Growth Discovery Fund, (xvi) 187,064 shares of New Nuvation Bio Class A common stock acquired by Fidelity Advisor Series I: Fidelity Advisor Equity Growth Fund, (xvii) 56,424 shares of New Nuvation Bio Class A common stock acquired by Fidelity Advisor Series I: Fidelity Advisor Series Equity Growth Fund, (xviii) 327,830 shares of New Nuvation Bio Class A common stock acquired by Variable Insurance Products Fund: Growth Portfolio, (xix) 78,364 shares of New Nuvation Bio Class A common stock acquired by Variable Insurance Products Fund III: Growth Opportunities Portfolio, (xx) 243,417 shares of New Nuvation Bio Class A common stock to be acquired in the PIPE investment by Variable Insurance Products Fund III: Growth Opportunities Portfolio, (xxi) 361,586 shares of New Nuvation Bio Class A common stock acquired by Fidelity Advisor Series I: Fidelity Advisor Growth Opportunities Fund, (xxii) 1,599,372 shares of New Nuvation Bio Class A common stock to be acquired in the PIPE investment by Fidelity Advisor Series I: Fidelity Advisor Growth Opportunities Fund, (xxiii) 37,589 shares of New Nuvation Bio Class A common stock acquired by Fidelity Advisor Series I: Fidelity Advisor Series Growth Opportunities Fund, (xxiv) 65,294 shares of New Nuvation Bio Class A common stock to be acquired in the PIPE investment by Fidelity Advisor Series I: Fidelity Advisor Series Growth Opportunities Fund,

(xxv) 1,616,307 shares of New Nuvation Bio Class A common stock acquired by Fidelity Securities Fund: Fidelity Blue Chip Growth Fund, (xxvi) 1,101,428 shares of New Nuvation Bio Class A common stock to be acquired in the PIPE investment by Fidelity Securities Fund: Fidelity Blue Chip Growth Fund, (xxvii) 60,297 shares of New Nuvation Bio Class A common stock acquired by Fidelity Blue Chip Growth Commingled Pool, (xxviii) 33,932 shares of New Nuvation Bio Class A common stock to be acquired in the PIPE investment by Fidelity Blue Chip Growth Commingled Pool, (xxix) 1,454 shares of New Nuvation Bio Class A common stock acquired by Fidelity Securities Fund: Fidelity Flex Large Cap Growth Fund, (xxx) 1,992 shares of New Nuvation Bio Class A common stock to be acquired in the PIPE investment by Fidelity Securities Fund: Fidelity Flex Large Cap Growth Fund, (xxxi) 129,480 shares of New Nuvation Bio Class A common stock acquired by Fidelity Securities Fund: Fidelity Blue Chip Growth K6 Fund, (xxxii) 120,038 shares of New Nuvation Bio Class A common stock to be acquired in the PIPE investment by Fidelity Securities Fund: Fidelity Blue Chip Growth K6 Fund, (xxxiii) 7,470 shares of New Nuvation Bio Class A common stock acquired by Fidelity Blue Chip Growth Institutional Trust, (xxxiv) 3,313 shares of New Nuvation Bio Class A common stock to be acquired in the PIPE investment by Fidelity Blue Chip Growth Institutional Trust, (xxxv) 171,887 shares of New Nuvation Bio Class A common stock acquired by FIAM Target Date Blue Chip Growth Commingled Pool, (xxxvi) 96,724 shares of New Nuvation Bio Class A common stock to be acquired in the PIPE investment by FIAM Target Date Blue Chip Growth Commingled Pool, (xxxvii) 14,132 shares of New Nuvation Bio Class A common stock to be acquired in the PIPE investment by Fidelity U.S. Growth Opportunities Investment Trust, (xxxviii) 77,785 shares of New Nuvation Bio Class A common stock to be acquired in the PIPE investment by Fidelity NorthStar Fund, (xxxix) 142,573 shares of New Nuvation Bio Class A common stock to be acquired in the PIPE investment by Fidelity Securities Fund: Fidelity Series Blue Chip Growth Fund and (xxxx) 312,840 shares of New Nuvation Bio Class A common stock to be acquired in the PIPE investment by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company K6 Fund.
(6)

Omega Fund V GP, L.P. (“Omega V GP LP”) is the general partner of Omega Fund V, L.P. (“Omega V”). Omega Fund V GP Manager, Ltd. (“Omega V GP Ltd”) is the general partner of Omega V GP LP. Otello Stampacchia, Claudio Nessi and Anne-Mari Paster are directors of Omega V GP Ltd and have shared voting and investment power over the shares held by Omega V. Otello Stampacchia, Claudio Nessi and Anne-Mari Paster each disclaim beneficial ownership of the shares held by Omega V, except to the extent of his or her pecuniary interest therein. The address of Omega V, Omega V GP LP, Omega V GP Ltd and the above-mentioned persons is 888 Boylston Street, Suite 1111, Boston MA 02199.

(7)	Interests shown include (i) 27,796,025 shares of New Nuvation Bio Class A common stock and (ii) 1,000,000 shares of New Nuvation Bio Class A common stock to be acquired in the PIPE investment.
(8)

The Sponsor is the record holder of the founder shares reported herein. EcoR1 Capital Fund, L.P., EcoR1 Capital Fund Qualified, L.P. and EcoR1 Venture Opportunity Fund, L.P. are the Members of the Sponsor. EcoR1 Capital, LLC is the general partner of EcoR1 Capital Fund, L.P. and EcoR1 Capital Fund Qualified, L.P., and the investment adviser to EcoR1 Venture Opportunity Fund, L.P. Biotech Opportunity GP, LLC is the general partner of EcoR1 Venture Opportunity Fund, L.P. Oleg Nodelman is the control person of EcoR1 Capital, LLC and Biotech Opportunity GP, LLC. As such, Mr. Nodelman may be deemed to have beneficial ownership of the common stock held directly by the Sponsor and the various funds. Each of the Sponsor’s independent directors is, directly or indirectly, a non-managing member of the Sponsor.

(9)

Interests shown include 2,775,000 of founder shares for Oleg Nodelman. Such shares will automatically convert into shares of Panacea Class A common stock at the time of the Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. Excludes forward purchase securities that will only be issued, if at all, at the time of the Business Combination.

(10)

Interests shown include (i) 2,112,735 shares of New Nuvation Bio Class A common stock to be acquired by EcoR1 Capital Fund Qualified, L.P. in the PIPE investment, (ii) 387,265 shares of New Nuvation Bio Class A common stock to be acquired by EcoR1 Capital Fund, L.P. in the PIPE investment, (iii) 2,500,000 shares of New Nuvation Bio Class A common stock acquired by EcoR1 Capital Fund, L.P., EcoR1 Capital Fund Qualified, L.P. and EcoR1 Venture Opportunity Fund, L.P. in the forward purchase agreement, to be allocated among them by EcoR1 Capital, LLC, (iv) post-Business Combination, includes 5,097,357 shares of Nuvation Bio Class A common stock from prior to the Business Combination converted into New Nuvation Bio Class A common stock, (v) 2,775,000 shares of New Nuvation Bio Class A common stock converted from founder shares and (vi) 390,000 shares of New Nuvation Bio Class A common stock (previously Panacea Class A common stock). Interests shown do not include warrants.
(11)

PA Co-Investment LLC is the record holder of the securities reported herein. As the sole member of PA Co-Investment LLC, Cowen Investments II LLC may be deemed to beneficially own the securities owned directly by PA Co-Investment LLC. The business address of each of PA Co-Investment LLC and Cowen Investments II LLC is 599 Lexington Avenue, 20th Floor, New York, NY 10022. Interests shown do not include warrants.

(12)

Interests shown include 718,750 founder shares. Such shares will automatically convert into shares of Panacea Class A common stock at the time of the Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment.

(13)	PA Co-Investment LLC owns greater than 5% of the outstanding founder shares.
(14)

According to a Schedule 13G filed with the SEC on September 17, 2020 on behalf of Adage Capital Partners, L.P., a Delaware limited partnership (“ACP”), Adage Capital Partners GP, L.L.C., a Delaware limited liability company (“ACPGP”), Adage Capital Advisors, L.L.C., a Delaware limited liability company (“AC Advisors”), Robert Atchinson and Phillip Gross, ACP has the power to dispose of and the power to vote the shares of Panacea Class A common stock beneficially owned by it, which power may be exercised by its general partner, ACPGP. AC Advisors, as managing member of ACPGP, directs ACPGP’s operations. Neither ACPGP nor AC Advisors directly own any shares of Class A common stock. By reason of the provisions of Rule 13d-3 of the Exchange Act, ACPGP and AC Advisors may be deemed to beneficially own the shares owned by ACP. Messrs. Atchinson and Gross, as managing members of AC Advisors, have shared power to vote the shares of Panacea Class A common stock beneficially owned by ACP. Neither Mr. Atchinson nor Mr. Gross directly own any shares of Panacea Class A common stock. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares beneficially owned by ACP. The business address of this stockholder is 200 Clarendon Street, 52nd Floor, Boston, MA 02116.

(15)	ACP owns greater than 5% of the outstanding shares of Panacea Class A common stock.
(16)

Includes 25,000 founder shares. Such shares will automatically convert into shares of Panacea Class A common stock at the time of the Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment.

(17)

Interests shown include (i) 25,000 shares of New Nuvation Bio Class A common stock converted from founder shares and (ii) 10,000 shares of New Nuvation Bio Class A common stock to be acquired in the PIPE investment.

(18)	Consists of 125,043 shares of New Nuvation Bio Class A common stock issuable upon the exercise of options within 60 days of November 1, 2020.
(19)	Consists of 141,716 shares of New Nuvation Bio Class A common stock issuable upon the exercise of options within 60 days of November 1, 2020.
(20)	Consists of 79,868 shares of New Nuvation Bio Class A common stock issuable upon the exercise of options within 60 days of November 1, 2020.
(21)	Consists of 21,767 shares of New Nuvation Bio Class A common stock issuable upon the exercise of options within 60 days of November 1, 2020.
(22)	Consists of 64,902 shares of New Nuvation Bio Class A common stock issuable upon the exercise of options within 60 days of November 1, 2020.
(23)

Consists of 28,796,025 shares of New Nuvation Bio Class A common stock held directly by Omega Fund V, L.P. (“Omega”). Ms. Doig is a partner of Omega and may be deemed to have shared voting, investment and dispositive power with respect to the shares held by Omega. Ms. Doig disclaims beneficial ownership of these shares except to the extent of her pecuniary interest, if any, therein.

(24)	Consists of 10,003 shares of New Nuvation Bio Class A common stock issuable upon the exercise of options within 60 days of November 1, 2020.

(25)

Interests shown include (i) 122,744 shares of New Nuvation Bio Class A common stock issuable upon the exercise of options within 60 days of November 1, 2020 and (ii) 50,000 shares of New Nuvation Bio Class A common stock to be acquired in the PIPE investment.

(26)	Consists of 36,278 shares of New Nuvation Bio Class A common stock issuable upon the exercise of options within 60 days of November 1, 2020.

INFORMATION ABOUT NUVATION BIO

References in this section to “we”, “our”, “us”, the “Company”, or “Nuvation Bio” generally refer to Nuvation Bio Inc. and its consolidated subsidiaries.

Nuvation Bio’s Business

Overview

We are a clinical-stage biopharmaceutical company tackling some of the greatest unmet needs in oncology by developing differentiated and novel therapeutic candidates. We were founded by our chief executive officer, David Hung, M.D., who founded Medivation, Inc. and led its successful development of oncology drugs Xtandi® and talazoparib (now marketed as Talzenna®), leading to its $14.3 billion sale to Pfizer Inc. (“Pfizer”) in 2016. We leverage our team’s extensive expertise in medicinal chemistry and drug development to pursue oncology targets validated by strong clinical or preclinical data and discover novel small molecules that improve the activity and overcome the liabilities of currently marketed drugs or best-in-development therapeutic candidates. In addition to our focus on development of small molecules for validated targets, we are also developing novel therapeutic candidates based on our Drug-Drug Conjugate (“DDC”) platform. Utilizing this platform, we are able to conjugate tissue-selective targeted small molecules with anti-tumor agents to create unique therapeutic candidates. We began treating high-grade glioma patients in a Phase 1/2 clinical trial of our lead product candidate in December 2020 and expect to report top-line data from the Phase 1 portion of this trial in 2022. We plan to initiate multiple other Phase 1 trials through 2022 and to submit up to an additional five IND applications over the next six years across our pipeline of therapeutic product candidates.

Our fully integrated discovery and development team is developing a wholly owned pipeline of targeted oncology product candidates. Our lead product candidate, NUV-422, is a selective inhibitor of key regulators of cell cycle checkpoints cyclin-dependent kinases (“CDK”) 2/4/6. An IND, or a request for authorization from the FDA to administer an investigational product to humans, was accepted, and we initiated a Phase 1/2 clinical trial of NUV-422 for the treatment of high-grade gliomas in December 2020. Our second product candidate is NUV-868, a novel inhibitor of the bromodomain and extraterminal domain (“BET”) family member BRD4, currently in preclinical studies. Our third candidate, NUV-569, is a selective inhibitor of the Wee1 kinase, initially being pursued in combination with DNA-damaging chemotherapy or radiation therapy for the treatment of pancreatic cancer and other solid tumors. We are also characterizing multiple potential lead product candidates from our DDC platform, including NUV-1156, a targeted tumor cell inhibitor that binds to androgen receptor (“AR”)-expressing tissues such as the prostate, and NUV-1176, which binds to estrogen receptor (“ER”)-expressing tissues such as breast.

Our focused approach to address major unmet needs in oncology leverages our group’s significant expertise in discovery, medicinal chemistry, manufacturing, clinical development and commercialization. Through these approaches we have created substantial intellectual property around the composition of matter for our new chemical entities. The foundations of our approach include:

•

The pursuit of validated targets: We identify and pursue oncology targets validated by strong clinical or preclinical data that provide a high degree of confidence in generating clinically meaningful benefit. We focus on targets where there has been some progress by others in generating clinical candidates or FDA-approved drugs, and we then attempt to design novel therapeutic candidates to overcome the encountered safety liabilities or limitations in efficacy. As an example, in preclinical studies, our lead product candidate, NUV-422, has demonstrated improvements in potency and selectivity of the CDK target class to reduce off-target toxic effects and to overcome specific drug-resistance mechanisms and improve anti-tumor activity.

•

Innovative medicinal chemistry expertise. We use our medicinal chemistry capabilities to generate differentiated therapeutic candidates, focused on improving their safety, anti-tumor activity and pharmacologic profiles over other standard of care (“SOC”) therapies. We also use innovative medicinal chemistry approaches to generate novel classes of molecules such as our DDCs.

•

A precision oncology approach: Wherever beneficial and practical, we are pursuing a precision approach, initially selecting patients we believe are most likely to respond in indications involving serious or life-threatening conditions in which there is significant unmet medical need. In these indications, we believe that, depending on the results of our preclinical studies, our product candidates could potentially be considered for the FDA’s accelerated approval process based on their potential to demonstrate an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit.

The following table summarizes our product candidate pipeline:

Our lead product candidate, NUV-422, was designed to be a brain-penetrant second-generation CDK4/6 inhibitor with the additional ability to inhibit CDK2, a cell cycle checkpoint found to be altered in many patients with high-grade gliomas including glioblastoma (“GBM”) and also recognized as a mechanism of resistance to currently marketed CDK4/6 inhibitors in breast cancer. NUV-422 also was designed to limit CDK1 inhibition, a potential cause of toxicity in current second-generation inhibitors in development. Currently marketed CDK4/6 inhibitors generated more than $6.0 billion of sales in 2019 and are expected to grow to $14.0 billion of sales in 2025, reflecting the significant patient benefit of this therapeutic class of drugs. We believe that a CDK2/4/6 inhibitor that avoids CDK1 inhibition can bring greater benefit to a broader patient population. We began treating high-grade glioma patients in a Phase 1/2 clinical trial of NUV-422 in December 2020. We plan to expand into a cohort of genetically defined high-grade glioma patients who have a deletion of CDKN2A, a genetic marker of CDK2 activity. CDKN2A deletions are found in nearly 70% of high-grade glioma patients. We anticipate reporting data from the Phase 1 portion of this trial in 2022.

Our second product candidate, NUV-868 is a selective inhibitor of the BET family of epigenetic transcriptional regulators. NUV-868 specifically inhibits the protein BRD4, a key member of the BET family that epigenetically regulates proteins that control tumor growth and differentiation. Notably, BET proteins are believed to be important regulators of the oncogene c-myc. Because c-myc has been implicated as a driver of tumor growth in up to 70% of cancers, BET inhibitors are considered to be a potentially important approach to inhibiting this oncogene, which has been difficult to generate therapeutic drugs against. We have designed NUV-868 to have properties that avoid the therapeutic limiting toxicities of BRD4 inhibitors currently in development focused on optimizing BD2 versus BD1 selectivity. Some first-generation BET inhibitors inhibit BD2 only 1.4-1.5 times better than they inhibit BD1. These first-generation BET inhibitors have been observed to have significant toxicities, especially in the gastrointestinal (“GI”) tract and bone marrow. NUV-868 inhibits the BD2 subdomain of BRD4 almost 1,500 times more potently than it does the BD1 subdomain, which we believe will improve its tolerability. We plan to submit an IND for NUV-868 in the second half of 2021 and initiate Phase 1 clinical trials in patients with acute myeloid leukemia (“AML”) and/or potentially c-myc driven tumors in the first half of 2022.

We are also developing several other therapeutic candidates, including NUV-569, a differentiated selective inhibitor of the Wee1 kinase, an important regulator of DNA damage repair. Wee1 is responsible for controlling the cellular checkpoint that can signal to a dividing cell to pause replication while damaged DNA is repaired. Inhibition of this kinase can cause a tumor cell to divide before it has finished repairing its DNA, causing catastrophic DNA damage and programmed cell death. We have designed NUV-569 to avoid off-target effects by improving its kinase selectivity, which we believe could increase its therapeutic window. Because Wee1 inhibitors synergize with DNA-damaging therapies like radiation and certain types of chemotherapy to increase anti-tumor activity. Wee1 inhibitors like NUV-569 may have wide applicability in treating many different types of cancer. We intend to submit an IND for NUV-569 in the first half of 2022 and initiate Phase 1 clinical trials in patients with pancreatic cancer in the second half of 2022.

Our DDC platform is a novel therapeutic approach within the drug-conjugate class of anti-cancer therapies with parallels to Antibody-Drug Conjugates (“ADCs”). ADCs have been effective treatments in oncology, with ten drugs approved by the FDA and an estimated $11.0 billion in worldwide sales expected in 2023. We believe our DDC candidates could expand the therapeutic potential for the drug-conjugate class due to inherently differentiated properties versus ADCs, including a simpler manufacturing process, the potential to cross the cell membrane and recognize intracellular targets, and the potential for oral dosing.

Our DDC platform is designed to selectively deliver potent targeted therapeutics to cancer cells to exert greater toxicity against these target cells than against healthy non-target tissues. We have accomplished this by synthetically fusing a proven anti-cancer small molecule drug to a second small molecule that selectively binds distinct receptors that are preferentially expressed in cancer cells. These tissue-specific receptors create a “sink” that not only may concentrate the targeted drug in cancer cells but may also magnify the effects of the drug in those cells, while preventing similar effects in cells that do not express the targeted receptor. This should allow our DDC candidates to avoid some of the adverse effects commonly seen with many cancer drugs, such as bone marrow suppression and GI toxicity. Because this program at its core fuses the active sites of two or more small molecules to each other to generate a new small molecule with improved activity and targeted specificity, they are called DDCs.

Our first DDC program is focused on targeting an inhibitor of poly ADP ribose polymerase (“PARP”) to androgen receptor, or AR-expressing cancer cells. AR expression is significantly higher in prostate cancer cells than in the GI tract and bone marrow, which are the major sites of current commercial PARP inhibitor toxicities. By fusing a PARP inhibitor to an AR-targeting drug, we believe we may be able to achieve better on-target anti-cancer effects and lower off-target adverse effects than commercially available non-specific and non-targeted agents. We believe such a targeted approach to prostate cancer could potentially be broadly applicable, ranging from the treatment of heavily pretreated metastatic castration resistant prostate cancer to the treatment of newly diagnosed early prostate cancer. The ability of our PARP-AR DDC to kill prostate cancer cells resistant to current therapies suggests that this therapeutic candidate could play a role in advanced stage prostate cancer, particularly in the Xtandi and Zytiga® resistant setting. In the early cancer setting, we believe that PARP-AR DDCs could be a potential pharmacological alternative to surgical prostatectomy and ablative radiation, procedures that often result in comorbidities due to damage to the prostate and surrounding nerve and vascular structures.

Our second DDC program is focused on targeting a PARP inhibitor to ER-expressing cancer cells. We believe we may be able to achieve better on-target anti-cancer effects by delivering a PARP inhibitor to ER-expressing breast and ovarian cancers and avoid adverse effects commonly seen with non-specific, non- targeted PARP inhibitors including bone marrow and gastrointestinal toxicity. Similar to our PARP-AR DDC program, we believe that our PARP-ER DDC could be broadly applicable, ranging from treatment of advanced stage to early stage breast and ovarian cancers. We intend to nominate clinical development candidates in the second half of 2022.

Our adenosine receptor program is focused on targeting the A2a adenosine receptor, an important target in immune-oncology. Accumulation of adenosine in the tumor microenvironment may be a critical factor in limiting the activity of currently available immuno-oncology drugs, including anti-PD(L)1 drugs and anti-cancer chimeric antigen receptor T cells. Thus, targeting the adenosine receptor may overcome this blockade, leading to improved anti-cancer activity in tumors which are resistant to immuno-oncology drugs and adoptive T cell therapies.

We retain worldwide rights to all the products in our pipeline. We have a broad intellectual property portfolio comprised of more than 15 pending U.S. patent applications, over 15 pending PCT patent applications, over 40 pending foreign patent applications and two issued US patents, with expected expirations, excluding any patent term extensions, between 2038 and 2041.

Our Team

Our Chief Executive Officer, David Hung, M.D., has over 15 years of experience as a leader in the biopharmaceutical industry. Dr. Hung founded Medivation in 2003, raised a total of $433.0 million in public offerings over the life of the company and, in 2016, sold Medivation to Pfizer for $14.3 billion, one of the largest biopharma sales ever by a founding Chief Executive Officer. At Medivation, Dr. Hung identified, in-licensed and led bench-to-bedside development of enzalutamide (marketed as Xtandi) for advanced prostate cancer. Xtandi was taken from first in vitro laboratory experiment to FDA approval in seven years, one of the fastest development timelines in pharmaceutical history. Xtandi, approved in 60+ countries, reached blockbuster drug status exceeding $2.0 billion in global annual sales in 2015 and generated $3.7 billion in sales in 2019. Medivation also licensed the PARP inhibitor talazoparib from BioMarin in 2015, and Dr. Hung led its Phase 3 clinical development. In 2018, talazoparib received FDA approval, and it is now marketed as Talzenna for the treatment of breast cancer. Prior to Medivation, Dr. Hung was founder and Chief Executive Officer of Pro Duct Health, a startup company focused on the early detection of breast cancer. Under Dr. Hung’s stewardship, Pro Duct Health raised a total of $22.0 million in venture financing. Three years after its first private financing, Pro Duct Health’s lead product in breast cancer (which Dr. Hung himself invented) received FDA clearance, and Pro Duct Health was then acquired for $168.0 million by Cytyc Corporation.

Our management team has broad expertise and a successful track record of discovering and developing new medicines. Our Chief Medical Officer, Sergey Yurasov, M.D., Ph.D., previously held positions at F. Hoffmann La-Roche (“Roche”), Eli Lilly and Company (“Eli Lilly”), Clovis Oncology Inc. and Immune Design Corp. At Eli Lilly, he was a leading physician for the FDA filing of Cyramza® for patients with non-small cell lung cancer, and, at Clovis Oncology, he led a clinical development group during the FDA filing of Rubraca for patients with ovarian cancer. He was most recently Chief Medical Officer at Immune Design, a publicly traded company acquired by Merck & Co., Inc. (“Merck”) in 2019, where he oversaw clinical and regulatory development of several oncology drug candidates. Our Chief Scientific Officer, Gary Hattersley, Ph.D., was previously at Millennium Pharmaceuticals and Radius Health. At Radius Health, he was a founding scientist and supported the development and subsequent FDA filing of Tymlos® for patients with osteoporosis at high risk of fracture and the development of several oncology drug candidates.

We have raised $275.0 million through a Series A preferred stock financing with leading firms that share our vision of delivering new therapies to cancer patients, including, Aisling Capital, Baupost Group, Boxer Capital, Citadel, EcoR1, Fidelity, Omega Funds, Perceptive Advisors, Redmile Group and others.

Strategy

We strive to deliver meaningful benefit to patients with serious unmet medical needs in oncology by developing potentially breakthrough therapies. The core elements of our strategy include:

•

Rapidly advance the development of our lead product candidate, NUV-422, our selective CDK2/4/6 inhibitor, toward regulatory approval for the treatment of four of the greatest unmet needs in oncology. We have advanced NUV-422 through preclinical studies that have informed a robust clinical development plan to treat (1) CDK2-driven recurrent high-grade gliomas, including glioblastoma

(“GBM”). Considering NUV-422’s ability to penetrate into the brain, we plan to investigate its anti-tumor activity in (2) breast and potentially other cancer patients with brain metastases, where FDA-approved CDK4/6 inhibitors have shown limited efficacy. We are also advancing NUV-422 to treat patients with (3) hormone receptor-positive metastatic breast cancer (“ER+ mBC”) where CDK4/6 inhibitors have been successful but CDK2-driven resistance to therapy can develop. Furthermore, based upon literature that suggests an important role for CDK2/4/6 in driving prostate cancer, we also intend to develop NUV-422 in (4) metastatic castration-resistant prostate cancer (“mCRPC”). We began treating high-grade glioma patients in a Phase 1/2 clinical trial with NUV-422 in December 2020, leveraging a potentially accelerated approval pathway based on its potential to demonstrate an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit in a serious or life-threatening condition for which there are unmet medical needs. We also intend to initiate additional clinical trials in patients with brain metastases, ER+ mBC and mCRPC.

•

Advance candidates from our DDC platform to expand our oncology-focused pipeline. We are developing a pipeline of new chemical entities that leverage the tissue-specific targeting capabilities of AR and ER small molecule binders fused to PARP inhibitors. We intend to nominate clinical development candidates in the second half of 2022.

•

Advance our deep oncology pipeline of novel therapeutic candidates developed against clinically validated targets. We have designed our candidates with optimized properties including their ability to avoid specific adverse effects of competitive compounds or enhance their anti-tumor potential by targeting additional drivers of tumor resistance. Our early stage pipeline currently includes NUV-868 targeting BET and NUV-569 targeting Wee1. Overall, in addition to the IND already submitted and accepted for NUV-422, we anticipate submitting up to an additional five IND applications to the FDA over the next six years and expect to seek expedited regulatory pathways in multiple programs, such as through Fast Track and Breakthrough Therapy designations.

•

Continue to leverage our deep insights in medicinal chemistry to pursue innovative clinical candidates. We have established medicinal chemistry capabilities that have enabled us to rapidly pursue our current pipeline and platform. We intend to leverage these capabilities to pursue both new and validated targets in patients with serious unmet medical needs.

•

Evaluate strategic opportunities to accelerate development timelines and maximize value of our product candidate pipeline. We currently own the exclusive worldwide development and commercial rights to each of our product candidates. We intend to evaluate collaborations that could maximize the value of our product candidate pipeline, either through the evaluation of our product candidates in combination with compounds owned by third parties or through geographic collaborations outside of the U.S. that allow us to leverage the existing infrastructure of other companies.

•

Build a fully integrated global oncology company. We intend to continue building a fully integrated research, development and commercialization focused company. Our track record of success underscores our proven expertise in discovering, developing and delivering innovative medicines to patients. If our therapeutic candidates are approved, we intend to establish a focused commercial infrastructure and selectively expand our global commercial capabilities.

Programs

Overview of NUV-422: CDK2/4/6 Inhibitor Program

Our lead product candidate, NUV-422, is a potent and selective small molecule inhibitor targeting CDK2, CDK4 and CDK6. These are members of the CDK family of proteins that play a critical role in the regulation of tumor growth. Inhibition of cell-cycle kinases CDK4 and CDK6 results in significant therapeutic effect in patients with advanced hormone ER+ mBC, and these results have led to the approvals of three first-generation CDK inhibitors, palbociclib, ribociclib and abemaciclib. Although these advancements have greatly expanded the treatment options for breast cancer patients, insensitivity to CDK4/6 inhibition has been found in some patients with primary or acquired resistance. As a result, therapeutic resistance and disease progression continue to limit the efficacy and duration of clinical benefit of these therapies. One known mechanism by which some breast cancer patients become resistant to first-generation CDK inhibitors is through CDK2 signaling, which allows cancer cells to bypass CDK4/6 inhibition. Beyond breast cancer, CDK2 activation is known to drive tumorigenesis in multiple solid tumors including brain cancer and prostate cancer, and increased CDK2 activity is associated with lower overall patient survival. NUV-422 selectively inhibits CDK4/6, similar to the approved CDK4/6 inhibitors, but also potently inhibits CDK2. Since its initial discovery in Nuvation Bio’s chemistry program, we have rapidly advanced NUV-422 through preclinical studies that have informed a robust clinical development plan focused on these areas of unmet medical need: (1) high-grade gliomas, including GBM; (2) breast cancer with brain metastases (“BCBM”); (3) ER+ mBC; and (4) mCRPC. We began treating patients with high-grade gliomas in a Phase 1/2 clinical trial of NUV-422 in December 2020, with additional clinical trials in BCBM, ER+ mBC and mCRPC expected to follow soon thereafter.

CDK2 as a novel mechanism of resistance and oncogenic driver in multiple cancers

The CDK family of proteins regulates cell cycle progression and transcriptional regulation. Recent advances in treatments using CDK inhibitors have focused on inhibition of CDK4 and CDK6, but preclinical studies and clinical trials suggest CDK2 may play an important role as a driver of tumor cell growth as the underlying mechanism of both primary and acquired resistance to CDK4/6 inhibitors. CDK2 is an essential regulator of the cell division cycle and multiple events within the cell cycle, including centrosome duplication, DNA synthesis and G1-to-S-phase transition. CDK2 can bind both cyclin E and cyclin A, which play roles in the cell cycle. Cyclin D normally binds CDK4/6 and is thus a target of CDK4/6 inhibitors, but in the absence of CDK4/6, cyclin D can activate CDK2, which subsequently drives cell cycle progression.

We believe that CDK2 plays a key role in patients who either do not respond to current therapies or develop primary or secondary resistance to ongoing treatment. We and others have shown that CDK2 function can drive hyperproliferation in multiple cancers, including in gliomas, breast cancer and prostate cancer. The CDK2 expression level is elevated in multiple patient tumor tissues, and increased CDK2 expression correlates with a worse survival outcome (Tadasse, et al 2020, Wang et al 2016). It was also recently shown that nearly 70% of high-grade glioma patients carry a homozygous deletion of CDKN2A, which encodes for p14 and p16, which are tumor suppressors that inhibit CDK4/6 directly and CDK2 through p21 (Reinhardt, et al 2018, Verhaak, et al 2010). These results, some of which are depicted in the diagram and graphs below, suggest that targeting CDK2 in these cancers may lead to a blockade of an important aberrant mechanism of tumor growth and resistance to therapy leading to an improvement of clinical outcomes.

CDKN2A-DELETION DRIVES PRIMARY HIGH-GRADE GLIOMAS

(1)	Appay et al., 2020
(2)	Wang et al., 2016

In addition to primary resistance and de novo tumorigenesis, there are preclinical and clinical data suggesting that CDK2 may be involved in acquired resistance to cancer therapy. Metastatic breast cancer patients enrolled in the PALOMA-3 study who did not benefit from palbociclib therapy demonstrated overexpression of c-myc and cyclin E1 (Turner et al 2018). Since c-myc acts upstream to activate CDK2 and cyclin E1 binds CDK2 to drive the cell cycle, these results suggest CDK2 may be responsible for tumor resistance to palbociclib treatment. Taken together, these preclinical and clinical data demonstrate that CDK2 plays a unique role in promoting tumor growth in multiple types of cancer and that targeting CDK2 in addition to CDK4/6 may help patients overcome the CDK2-mediated resistance to approved therapies, including palbociclib and other CDK4/6 inhibitors.

CDK2 DRIVES RESISTANCE TO CDK4/6 INHIBITORS

Limitations of Other CDK Inhibitors

While CDK4/6 inhibitors demonstrated significant clinical benefit in patients with hormone-receptor-positive breast cancer including an improvement in overall survival, emerging preclinical and clinical evidence suggests that targeting CDK2 in addition to CDK4/6 may provide further benefit to cancer patients whose tumors may be driven by CDK2. These may include breast cancer that does not benefit from treatment with approved CDK4/6 inhibitors and other cancers wherein CDK2 dysregulation may contribute to tumor growth and worse clinical outcomes. It has been reported that of the three FDA approved CDK4/6 inhibitors (ribociclib, palbociclib, abemaciclib), only abemaciclib demonstrated some anti-CDK2 activity, albeit extremely weak activity, in the hundreds of nanomolar half-maximal inhibitory concentration (“IC50”) range (Chen, et al, 2016). The IC50 is a measure of how much of a particular drug or other substance (inhibitor) is required for 50% inhibition of a specific biological or biochemical function, and IC50 values in the hundreds of nanomolar range are considered a sign of relatively weak inhibition. As evidenced by the recently reported divergent outcomes in the breast cancer adjuvant trials of palbociclib (PALLAS and PENELOPE-B studies) and abemaciclib (MonarchE study), patients who received treatment with abemaciclib experienced significant improvement in invasive disease-free survival and distant relapse-free survival (Johnston, et al, 2020), while no such effect was reported for patients in palbociclib trials (Mayer, et al 2020). Moreover, only abemaciclib received approval by the FDA as monotherapy for breast cancer patients, while ribociclib and palbociclib are only approved in combination with hormonal therapy, suggesting a potential benefit of even weak CDK2 inhibition in addition to CDK4/6 inhibition.

We and others have shown that it is critical to target CDK2, CDK4 and CDK6, while sparing CDK1, which is a ubiquitously expressed CDK, the inhibition of which is known to cause severe toxicities in animal models and in patients. Dinaciclib is a potent inhibitor of CDK1 in addition to CDK2 with IC50 for both in the low nanomolar range, indicating strong inhibition. When tested as a once weekly intravenous infusion in a clinical trial (Nemunaitis, et al 2013), despite early signs of anti-tumor activity, 60% of patients experienced grade 3-4 adverse events, including nausea, vomiting, liver enzyme elevation, hyperbilirubinemia and hematological adverse events (neutropenia, anemia). Consequently, clinical development of dinaciclib has been discontinued.

To our knowledge, PF-06873600 is the only other CDK2/4/6 inhibitor in clinical development currently, and while it inhibits CDK2/4/6, it also strongly inhibits CDK1 with an IC50 in the single-digit nanomolar range, which could result in a poor therapeutic index. We believe that sparing CDK1 inhibition is critical to developing a safe and efficacious next-generation CDK inhibitor drug.

NUV-422 Differentiation

NUV-422 is a next-generation CDK inhibitor discovered in Nuvation Bio’s chemistry program, which potently inhibits CDK2, CDK4 and CDK6, while sparing CDK1 as shown in the table below. NUV-422 is approximately equal to approved drugs ribociclib, palbociclib and abemaciclib in its ability to inhibit CDK4 and CDK6, but it additionally inhibits CDK2, like PF-06873600. But importantly, unlike PF-06873600, NUV-422 does not potently inhibit CDK1, demonstrating a 10 fold lower IC50 for CDK1 than CDK2, CDK4 or CDK6.We believe this positions NUV-422 as a promising next-generation CDK inhibitor with superior CDK2/4/6 vs CDK1 selectivity. In preclinical studies, we have shown that NUV-422 exhibits good drug-like properties, with oral bioavailability, suitable pharmacokinetic and drug metabolism profiles, and a nonclinical safety profile consistent with the class of CDK4/6 inhibitors, as well as a scalable manufacturing process. We have shown that NUV-422 demonstrates strong anti-proliferative activity across multiple human cancer cells.

NUV-422: POTENT INHIBITOR OF CDK2/4/6

IC50 Values: Lower value indicates stronger inhibition

Our Current Opportunities for NUV-422

Overview of Recurrent or Refractory High-Grade Gliomas

Cancer is the second leading cause of mortality in the U.S. and accounts for nearly one in four deaths. Primary tumors of the central nervous system (“CNS”) remain among the most difficult to treat, with a 5-year overall survival of approximately 35%. Gliomas represent 75% of malignant primary brain tumors in adults and GBM accounts for 50-70% of all gliomas. Compared to other areas of oncology, relatively few advances have been made in the treatment of brain cancers. Temozolomide (“TMZ”) is commonly used in front-line settings in combination with radiation, and it was first approved more than fifteen years ago in 2005. Bevacizumab approval soon followed in 2009 for recurrent GBM, but its use remains controversial due to conflicting clinical trial results. Consequently, our initial proposed indication, recurrent or refractory high-grade gliomas, remains a significant unmet medical need with the first de facto option for recurrent GBM patients being clinical trials. Based on the preclinical data we have generated and clinical data others have generated, including patient biopsy, genetic sequencing and survival data, there is a strong biological rationale for targeting CDK2 in gliomas, including GBM. Coupled with preclinical data demonstrating preferential accumulation of NUV-422 in the brain without evidence of CNS toxicity, we believe that NUV-422 has the potential to bring significant clinical benefit to high-grade glioma patients.

Clinical Rationale for Targeting CDK2/4/6 in Gliomas

There is strong evidence suggesting CDK inhibition may be a promising therapeutic strategy in gliomas. It was recently reported that CDKN2A deletion occurs in nearly 70% of high-grade gliomas (Reinhardt, et al 2018, Verhaak, et al 2010). Importantly CDKN2A deletion was identified as an independent prognostic factor of poor outcomes including shorter overall survival (Korshunov, et al 2019, Appay, et al 2020). Since CDKN2A encodes for proteins whose functions are to inhibit CDK2 and CDK4/6, a drug that can inhibit all three of these CDKs may be efficacious in these patients. These results provide strong support for developing NUV-422 for glioma patients.

Preclinical Data

The in vitro anti-proliferative activity of NUV-422 was evaluated in six glioma cell lines, five of which have known CDKN2A deletions. Treatment with NUV-422 resulted in dose-dependent growth inhibition of all six glioma cell lines, with mean absolute IC50 values in the nanomolar range.

The in vivo antitumor activity of NUV-422 and TMZ was evaluated in a cell line-derived xenograft model, which harbors a CDKN2A deletion, implanted subcutaneously in the flank of immunocompromised mice. NUV-422 was administered orally once daily (“QD”) at 10, 30 and 60 mg/kg. NUV-422 treatment at all doses resulted in reduced tumor volume (p < 0.0001) of tumors compared to the vehicle-treated group. In contrast, SOC, TMZ, had no significant effect on tumor growth compared to the vehicle-treated group. These results are illustrated in the following chart.

NUV-422 INHIBITS TUMOR GROWTH BETTER THAN SOC TMZ IN GLIOBLASTOMA XENOGRAFT MODEL

Following a single 30 mg/kg and 100 mg/kg oral dose of NUV-422 in rats, the brain-to-plasma concentration ratios at six hours post-dose ranged from 11 to 12. These data, set forth in the following table, demonstrate high blood-brain barrier (“BBB”) penetration of NUV-422.

HIGH CONCENTRATIONS OF NUV-422 IN THE BRAIN

Clinical Development Plan for NUV-422 in Brain Tumors

We have successfully completed IND-enabling studies of NUV-422, our lead product candidate. The molecule has favorable pharmacological properties with a wide therapeutic index and has demonstrated a consistent nonclinical safety profile supportive of advancement into clinical trials. Most importantly, NUV-422 is unique among CDK inhibitors in that it is much more BBB penetrant and maintains a longer half-life in the brain than in the plasma: approximately 12 times the exposure in the brain compared to the plasma. We believe these characteristics will allow NUV-422 to more potently engage the intended targets in brain tumors compared to other CDK inhibitors that have been tested in brain tumors to date.

Our IND for NUV-422 was accepted by the FDA, and we began treating adult patients with recurrent or refractory high-grade gliomas in a Phase 1/2 clinical trial in December 2020. The Phase 1 part of our clinical trial is being conducted as a dose escalation study in an unselected all comer population with recurrent high-grade gliomas, including GBM, with primary objectives to evaluate safety and tolerability, as well as to determine a recommended Phase 2 dose based on the tolerability profile and pharmacokinetic properties of NUV-422. We intend to continue with the Phase 2 dose expansion part of the trial initially focusing on high-grade gliomas, including GBM, with CDKN2A deletion to evaluate overall response rate, duration of response and survival. While we hypothesize that these patients are most likely to experience clinical benefit from NUV-422 treatment, the study may be amended to include patients irrespective of their CDKN2A status since activity of NUV-422 is not limited to CDK2, and benefit may be observed in other patients. We anticipate reporting data from the Phase 1 portion of this trial in 2022. This trial design is depicted below.

NUV-422-02: SEAMLESS PHASE 1/2 TRIAL DESIGN

Overview of Metastatic Breast Cancer

Breast cancer is the most frequent malignancy in women worldwide, and the second most common cancer worldwide, with an estimated 1.8 million new diagnoses per year. In the U.S., breast cancer has the highest prevalence among all cancers. The Surveillance, Epidemiology, and End Results (“SEER”) Program at National Cancer Institute estimates that in 2020, there will be 276,000 new cases of breast cancer in the U.S. alone, and more than 40,000 deaths. Treatment options for breast cancer depend on many factors, including the stage of cancer. Breast cancer is a heterogeneous disease which is grouped into several clinical subtypes based on the expression of three proteins: ER, progesterone receptor (“PR”) and HER2. Both ER and PR are hormone receptors, and tumors that express either of these receptors are referred to as hormone receptor-positive. The ACS estimates that approximately 75-80% of all breast cancers express estrogen receptor (“ER+”) highlighting the central role of ER signaling in driving a large majority of breast cancer. Although early-stage non-metastatic disease is curable in approximately 70-80% of patients, advanced breast cancer with distant organ metastases is considered incurable with currently available therapies (Harbeck, et al 2019). Advanced breast cancer comprises inoperable locally advanced breast cancer, which has not spread to distant organs, and metastatic (stage IV) breast cancer; common sites of spread are bone, lungs, liver and brain. Currently, it is a treatable but virtually incurable disease, with metastases including to the brain being the cause of death in almost all patients, and a median overall survival of two to three years. Patients with metastatic breast cancer receive treatments that aim to relieve their symptoms and to prolong quality-adjusted life expectancy.

For patients with advanced ER+ breast cancer, endocrine therapy has been the backbone of treatment with a focus on developing a new generation of selective ER modulators (“SERMs”), aromatase inhibitors (“AIs”) and selective ER degraders (“SERDs”) due to emerging resistance to approved drugs. This resistance to endocrine treatment is due to multiple mechanisms, including changes in ER signaling and activation of other molecular pathways, such as CDK, mammalian target of rapamycin (“mTOR”), phosphoinositide 3-kinase (“PI3K”), mitogen-activated protein kinase (“MAPK”) and others (McAndrew & Finn, 2020). Recently, several agents targeting these mechanisms have been approved by the FDA: mTOR inhibitor everolimus (2012), followed by the approval of 3 CDK 4/6 inhibitors (palbociclib [2015], ribociclib [2018] and abemaciclib [2018]), and more recently the PI3-K inhibitor alpelisib for a subgroup of patients with PI3K alterations (2019). For a select group of patients with homologous recombination-deficient (“HR-D”) breast cancer, talazoparib, an oral PARP inhibitor, was approved by the FDA in 2018. All three approved CDK4/6 inhibitors—palbociclib, abemaciclib and ribociclib—are used in metastatic settings, yet nearly half of patients with hormone-receptor positive breast cancer may not respond to first line of treatment with a CDK4/6 inhibitor in combination with hormonal therapy, and many eventually experience progression of cancer.

Clinical Rationale for Targeting CDK2/4/6 in Breast Cancer Patients with Brain Metastases.

It is estimated that at least 15% and as high as 50% of breast cancer patients will develop brain metastases during the course of their disease (Leone et al 2019). Patients with brain metastasis have a poor prognosis with short overall survival and low quality of life. The prevalence of BCBM is increasing as treatment of primary cancers and imaging techniques improve. In addition, the brain is a “sanctuary site” for breast cancer cells treated with drugs that have poor penetration into CNS. Thus, although a multitude of systemic treatment options exist for extracranial breast metastases, brain metastases continue to pose treatment challenges in clinical practice. For ER+ mBC patients, though recent Phase 3 trials demonstrated a progression-free survival (“PFS”) and even an overall survival benefit for CDK4/6 inhibitors in the first or second-line setting, there is limited evidence to inform their CNS-specific activity (Nguyen, et al 2019). Many studies included patients with stable and treated brain metastases or excluded patients with brain metastasis altogether, thus, the potential utility of CDK4/6 inhibitors for the prevention of CNS metastases remains unknown. A study of abemaciclib in BCBM patients demonstrated a slightly over 20% intracranial and extracranial clinical benefit with 5% intracranial response rate (Tolaney et al 2019). While brain exposure was favorable in some of the patients, the overall low response rate in and outside the brain demonstrated that inhibition of just CDK4/6 may not be enough for substantial control of the disease in this patient population. In addition, analyses of breast cancer metastases identified CDKN2A/p16 as a gene potentially associated with development of brain metastases. Patients with a higher p16 score had higher risk of brain metastases and worse overall survival (Furet, et al., 2017). Thus, targeting CDK2 in addition to CDK4/6 may present an important therapeutic strategy in ER+ mBC. In addition, up to 50% of patients with HER2+ breast cancer develop brain metastases, and a combination strategy of CDK2/4/6 inhibition with HER2 targeted therapy may warrant further investigation.

Clinical Rationale for Targeting CDK2/4/6 in ER+ mBC

It was recently reported in the PALOMA-3 trial of ER+ mBC patients that cyclin E1 overexpression is a potential resistance mechanism to palbociclib (Turner, et al 2019). Palbociclib efficacy was approximately halved in patients with high cyclin E1 expression compared to patients with low cyclin E1 expression (median PFS of 7.6 vs 14.1 months, respectively). Since Cyclin E is a known binding partner to CDK2 leading to cell cycle progression, these results reinforce that CDK2 is a key bypass kinase of CDK4/6 inhibition that may be responsible for driving resistance to palbociclib.

Preclinical Data and Development Plan for NUV-422

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The in vitro anti-proliferative activity of NUV-422 was evaluated in nine cell lines representing four different tumor types that frequently metastasize to the brain. As illustrated in the graph below, treatment with NUV-422 resulted in growth inhibition of all nine cell lines, with mean absolute IC50 values in the less than 200 nanomolar range.

BEYOND PRIMARY BRAIN TUMORS, ADDITIONAL NUV-422 OPPORTUNITIES IN TUMORS WHICH METASTASIZE TO BRAIN

The in vivo antitumor activity of NUV-422 alone and in combination with fulvestrant, an approved anti-estrogen breast cancer drug, was evaluated in a cell line-derived xenograft model, implanted subcutaneously in the flank of immunocompromised mice. NUV-422 was administered orally QD at 30 mg/kg. NUV-422 treatment resulted in reduced tumor volume compared to the vehicle-treated group. While fulvestrant alone had a significant effect on tumor volume, the combination of NUV-422 and fulvestrant results in an even greater decrease in tumor volume. These results are illustrated in the graph below.

NUV-422 IS SUPERIOR TO FULVESTRANT IN XENOGRAFT MODEL OF ER+ METASTATIC BREAST CANCER

We expect to initiate a Phase 1/2 trial of NUV-422 in BCBM patients in first half of 2022 and to initiate a Phase 1/2 trial of NUV-422 in ER+ mBC in second half of 2022.

Clinical Rationale for Targeting CDK2/4/6 in mCRPC.

The role of CDK2 as a crucial factor in development of metastases in patients with prostate cancer has been supported by an extensive analysis of patient gene sequencing data and clinical outcomes (Yin, et al 2018). This analysis identified CDK2 and CDKN2C as one of the most important genes in transcriptional dysregulation in prostate cancer when expression of CDK2 was significantly associated with recurrence of prostate cancer (p = 0.00793). The importance of CDK2 in cancer growth is further supported by knockout experiments suggesting that CDK2 is critical to the cell invasion. While a clinical trial of abemaciclib in prostate cancer is ongoing, a randomized study of palbociclib with abiraterone in mCRPC patients demonstrated that addition of this CDK4/6 inhibitor to AR-targeting therapy did not improve prostate specific antigen endpoints or PFS in this population (Palmbos, et al 2020). Thus, targeting CDK2 in combination with hormonal therapy may be able to address an important unmet medical need in mCRPC patients who progress on current SOC therapy.

Preclinical Data

The in vivo antitumor activity of NUV-422 alone and in combination with enzalutamide (Xtandi), an approved prostate cancer drug, was evaluated in a patient-derived xenograft model, implanted subcutaneously in the flank of immunocompromised mice. NUV-422 was administered orally QD at 30 mg/kg. Treatment with NUV-422 alone resulted in reduced tumor volume compared to the vehicle-treated group. As illustrated in the graph below, while enzalutamide alone had very little effect on reducing tumor volume, the combination of NUV-422 and enzalutamide resulted in an enhanced antitumor effect, where all of the treated animals had marked tumor regression.

DEEP TUMOR REDUCTIONS OBSERVED IN ENZALUTAMIDE-RESISTANT PATIENT-DERIVED XENOGRAFT PROSTATE MODEL

Overview of Our DDC Technology Platform

The foundations of our DDCs are built by employing tissue-targeting small molecules fused to anti-cancer warheads of existing drugs with well-understood mechanisms of action. For example, our current lead PARP-AR DDC, NUV-1156, is composed of the AR binder Xtandi (enzalutamide) fused to the warhead of the PARP inhibitor Lynparza® (olaparib) to address advanced stage prostate cancers with the potential to move into earlier lines typically treated with surgical prostatectomy. Our current lead PARP-ER DDC, NUV-1176, is composed of a PARP inhibitor warhead that is fused to the binding domain of an ER-targeting small molecule to address ER+ breast and ovarian cancer. In preclinical models, NUV-1156 and NUV-1176 potently kill tumor cell lines without killing healthy cells in the bone marrow and the gastrointestinal tract. NUV-1156 and NUV-1176 are currently our lead DDCs from our DDC platform in preclinical development, and we intend to nominate our first clinical development candidate from our DDC platform in the second half of 2022.

Traditional Cancer Therapeutics

Cancer treatment has traditionally included chemotherapy, radiation, surgery or a combination of these approaches. Over the last twenty years, new paradigms of cancer research and treatment have emerged to address the limitations of existing treatments. Monoclonal antibodies, or proteins that bind to antigen targets on tumor cells and inhibit tumor growth, represent one of the most successful approaches. More recently, engineered versions of monoclonal antibody-based therapies have emerged, including ADCs and bispecific antibodies, which collectively aim to exert the tumor-specific power of monoclonal antibodies to drive a larger clinical impact than conventional approaches.

ADCs

ADCs exert their antitumor activity by using monoclonal antibodies to deliver potent cytotoxins directly to tumors. ADCs have three primary components: (1) a monoclonal antibody that recognizes an antigen on the tumor and is responsible for directing the therapy to the tumor; (2) a cytotoxic molecule that causes cell death, typically by interrupting with a critical cell function such as replication; and (3) a linker that attaches the cytotoxin to the antibody. The two main attributes of ADC therapeutics are:

•	Targeting Only Diseased Tissue. ADCs are designed with a monoclonal antibody that binds to antigen targets that are preferably expressed on the outside of tumor cells and not on healthy tissues.

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Increased Therapeutic Window. The cytotoxin payload of the ADC attached to the targeting monoclonal antibody is directed to specific cancer epitopes on the cell surface, allowing an improved therapeutic index by delivering the cytotoxin to the cancer more than non-target tissues.

As a result of these two main attributes, ADCs can offer greater antitumor potency while still maintaining an acceptable tolerability profile. Despite these benefits, limitations remain, including:

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Intravenous Delivery. ADCs are administered intravenously into the systemic circulation where they home to tumors. While the cytotoxic payload is designed to only cleave when internalized by the targeted tumor cell, challenges with linker chemistry can result in instability and cause the cytotoxic payload to be released within circulation, causing systemic toxicities.

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Inability to Reach Intracellular Targets. Monoclonal antibodies are not capable of penetrating the cell membrane due to their size and are limited to targeting antigens that are present on the surface of a tumor cell.

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Complex Manufacturing. ADCs are complex biologics that require the refinement of several properties in tandem and are expensive to manufacture. They often present significant manufacturing challenges, particularly at a large scale, and generally have a lower gross margin than a small molecule.

Our Solution—DDCs

Our DDC platform has generated orally bioavailable small molecules that fuse the binding domains of two different drugs to target two different targets, simultaneously. Our platform leverages our drug discovery and chemistry expertise to find the minimum target binding sites of drug X and drug Y and fuse them together, while maintaining activity. Our DDCs are designed to selectively bind to intracellular targets that are expressed more highly in specific target tissues and to potently deliver anti-cancer warheads to these target tissues. The figure below depicts our DDC approach.

DRUG-DRUG CONJUGATES ARE DESIGNED TO BIND TWO DIFFERENT TARGETS SIMULTANEOUSLY

Key benefits of our DDCs include:

•	Small molecules that are potentially orally bioavailable;

•	Ability to bind to intracellular as well as surface cell membrane targets; and

•	Straightforward small molecule manufacturing and attractive gross margins.

We believe our DDC technology will be broadly applicable and can be replicated across many other existing therapies to transform the SOC across multiple indications for oncology.

NUV-1156: Targeting AR and PARP for Prostate Cancer

NUV-1156, our current lead PARP-AR DDC, is an oral small molecule that is composed of a PARP inhibitor warhead that is fused to the binding domain of an AR-targeting small molecule. In preclinical models, NUV-1156 demonstrated the ability to kill tumor cells associated with high AR-expression, sparing healthy cells in bone marrow and the gastrointestinal tract that do not have high levels of AR expression.

We are exploring the use of NUV-1156 in prostate cancer, initially focused on mCRPC where there is an urgent unmet medical need. The ability of our PARP-AR DDC to kill prostate cancer cells resistant to current therapies suggests that this drug could play a role in advanced stage prostate cancer, particularly in the Xtandi and Zytiga resistant setting.

Additionally, we believe PARP-AR DDCs could play a role in early-stage prostate cancer where the SOC care for newly diagnosed, early-stage patients is radical prostatectomy and radiation therapy which often results in serious side effects, including urinary incontinence, erectile dysfunction and fecal incontinence. We believe a PARP-AR DDC could potentially allow early-stage patients to avoid surgical radical prostatectomy and radiation therapy, which we believe could be a major transformation for the treatment of prostate cancer.

We are currently in preclinical development and intend to nominate our first lead clinical development candidate in the second half of 2022.

NUV-1156 Drug Design and Mechanism of Action

Our PARP-AR DDCs kill cells via an AR-targeted mechanism. NUV-1156 is comprised of the warhead from the PARP inhibitor Lynparza (olaparib) which is fused to an AR-binding domain of Xtandi (enzalutamide). We believe this drug design will potentially allow for a PARP inhibitor to be potently delivered to high AR-expressing tumors, like prostate cancer, while avoiding the off-target toxicities associated with other PARP inhibitors, namely toxicity in the bone marrow and gastrointestinal tract, which are low AR-expressing tissues. The figure below depicts the components of NUV-1156.

NUV-1156 IS A DDC THAT TARGETS AR AND PARP

PARP Inhibitor Overview

Mechanisms of Action

The rapid cell division and attendant required DNA replication seen in cancers causes an increase in single stranded DNA breaks. PARP is the most abundant DNA repair enzyme in the nucleus. Because cancers have an increase in DNA breaks related to their rapid division, their DNA breaks must be repaired by PARP if the cancers are to be able to faithfully replicate their DNA. Furthermore, approximately one-third of tumors have intrinsic DNA repair defects, such as BRCA-mutations and other HR-D. Tumors with HR-D struggle to repair and faithfully replicate DNA. When HR-D is combined with PARP inhibition, DNA repair is so compromised that cancer cells can no longer survive. This is the fundamental reason that all current commercially available PARP inhibitors have superior outcomes in HR-D vs. homologous recombination proficient (“HR-P”) cancers. This mechanism of action of PARP inhibitors has been shown to further enhance the effects of DNA-damaging anti-cancer therapies, such as chemotherapy or radiation.

Existing PARP Inhibitors and Our Opportunity

PARP inhibitors Lynparza (olaparib), Rubraca (rucaparib camsylate), Zejula (niraparib) and Talzenna (talazoparib tosylate) have been approved by the FDA for multiple oncology indications, including ovarian, breast, prostate and pancreatic cancer. Sales of these FDA-approved PARP inhibitors were approximately $1.7 billion in 2019 and are forecasted to be over $7.0 billion in 2025, with Lynparza (olaparib) accounting for $1.2 billion and over $4.0 billion in the 2019 and 2025 totals, respectively.

Despite the commercial success of PARP inhibitors, broader adoption is limited by their high rates of GI and bone marrow toxicity which is largely a result of off-target cell killing. Adverse grade 3-4 events from this class of drugs include anemia, thrombocytopenia, neutropenia and alopecia. Other common adverse reactions include nausea, vomiting, diarrhea, fatigue and decreased appetite. We believe a DDC that fuses the warhead of a PARP inhibitor to an AR-binding domain of Xtandi (enzalutamide) will allow us to take advantage of the powerful and proven selectivity of AR therapy in AR-driven tumors by possibly minimizing the toxicities associated with PARP inhibitors in low AR-expressing cells in the gastrointestinal tract and bone marrow and broadening the tumor types (both HR-D and HR-P) in which this approach could be effective.

AR Selectively Expressed in AR-Specific Tissue

The growth and survival of prostate cancer cells depends heavily on the AR. Testosterone fuels prostate cancer cell growth by using the binding of androgens to ARs to trigger abnormal cell growth and tumor progression. In men, AR protein expression is limited primarily to the sex organs, with medium to high AR expression levels seen across the testis, prostate, epididymis and seminal vesicle tissues. In contrast, AR expression is either low or not detected in the bone marrow and the gastrointestinal tract, two organs strongly associated with PARP-inhibitor toxicity.

Existing AR Inhibitors and Our Opportunity

Xtandi (enzalutamide) is an AR inhibitor that acts on different steps in the AR signaling pathway. Xtandi has been shown to potently bind to the AR and effectively compete for this receptor against its native ligand testosterone. Zytiga (abiraterone) is an inhibitor of androgen synthesis and results in decreased AR signaling through ligand depletion. Between 15% and 25% of patients do not respond to either AR signaling pathway inhibitors abiraterone or enzalutamide, and the vast majority of the responsive patients will ultimately become resistant, resulting in limited survival. Zytiga was approved for the treatment of mCRPC in 2011 and generated sales of $2.8 billion in 2019. Xtandi was approved for the treatment of mCRPC in 2012 and generated sales of approximately $3.7 billion in 2019.

Prostate Cancer Overview

Prostate cancer is reported as the second and third leading cause of cancer death for men in the U.S. and in Europe, respectively. SEER cancer statistics estimate that approximately 175,000 men in the U.S. and 450,000 men in the EU5 will be diagnosed with prostate cancer in 2020.

For early stage prostate cancer, the SOC is a radical prostatectomy, the removal of the prostate via surgery, or radiation therapy. While potentially curative, prostatectomy and/or radiation can result in serious side effects, including urinary and fecal incontinence and erectile dysfunction, as a result of damage to surrounding vital structures, blood vessels and nerves. Given the invasive nature of the procedure, prostatectomy surgery also brings the risk of complications with anesthesia, bleeding and infection.

mCRPC is the most advanced form of the disease and there are approximately 35,000 to 45,000 new incidences of mCRPC each year. Men with mCRPC have a poor prognosis and a predicted survival rate of fewer than two years from the initial time of progression.

Current SOC for men with castration-resistant prostate cancer provides that patients should initially receive a combination of androgen deprivation therapy (“ADT”) and either abiraterone, which works by decreasing androgen levels, or enzalutamide, which works by blocking androgen binding to AR. If the disease progresses despite these second-generation hormonal therapies, chemotherapy is considered the next treatment option. Treatment with chemotherapy is generally postponed for as long as possible due to its effect on patient’s quality of life and the potential for severe side effects including neuropathies, nausea, diarrhea, decreased mental capacity and increased risk of infections.

Preclinical Data

In an Xtandi (enzalutamide)-resistant prostate cancer model, NUV-1156 demonstrated the ability to inhibit growth of enzalutamide-resistant prostate cancer cells more than Lynparza (olaparib), Xtandi (enzalutamide) or the combination of olaparib and enzalutamide. Cell proliferation, as measured by IC50, was more than 30,000 nanomolar for enzalutamide, nearly 8,000 nanomolar for olaparib and over 6,000 nanomolar for olaparib + enzalutamide. In contrast, NUV-1156 had an IC50 of 201 nanomolar, demonstrating that forming a DDC of a PARP inhibitor with a targeting agent that targets a receptor highly expressed in prostate cancer leads to orders of magnitude superior therapeutic effects compared to either agent alone, or even a combination of the two agents given in their native state. These results are shown in the table below.

NUV-1156 DDC POTENTLY KILLS PROSTATE CANCERS RESISTANT TO CURRENT SOC

Drug(s)	Cell Proliferation IC50 (nM)
Xtandi (enzalutamide)	>30,000
Lynparza (olaparib)	7,844
Xtandi (enzalutamide) + Lynparza (olaparib)	6,152
NUV-1156 (PARP x AR DDC)	201

As shown in the figure below, unlike Lynparza (olaparib) which is only approved in HR-D cancers and is not effective in HR-P tumors, NUV-1156 potently kills prostate cancer and triple negative breast cancer cells, whether they are HR-D or HR-P. We believe this underscores the superior potency of NUV-1156 as well as the potential for NUV-1156 to be used more broadly than current commercially available PARP inhibitors, which are limited to HR-D driven tumor types.

NUV-1156 IS ACTIVE IN BOTH HR-D AND HR-P CANCER CELL LINES

In an Xtandi (enzalutamide)-resistant prostate cancer cell model, NUV-1156 demonstrated the ability to kill cancer cells while sparing healthy gastrointestinal cells in vitro. In the figure below, the black bars represent prostate cancer cells as measured by a 22RV1 prostate epithelial cell line model and the gray bars represent gastrointestinal epithelial cells, or healthy tissue, as measured by an IEC-6, a standard model for healthy rat gastrointestinal epithelial cells. In this enzalutamide-resistant model, Xtandi (enzalutamide) had no toxicity on such gastrointestinal cells but, had little efficacy on Xtandi-resistant prostate cancer, a suboptimal effect. Lynparza (olaparib) fared even worse, having little efficacy on Xtandi-resistant prostate cancer, but killing gastrointestinal epithelial cells three times more potently than it kills prostate cancer. As compared to Lynparza (olaparib) and Xtandi (enzalutamide), NUV-1156 was observed to be significantly more potent and selective for prostate cancer cells than either Lynparza or Xtandi alone, killing Xtandi-resistant prostate cancer with low nanomolar potency while having little toxicity on healthy gastrointestinal epithelial cells. These results are shown in the graph below.

NUV-1156 KILLS ENZALUTAMIDE-RESISTANT PROSTATE CANCER CELLS BUT SPARES HEALTHY GASTROINTESTINAL TISSUE IN VITRO

Thus, in preclinical models, NUV-1156 has demonstrated the ability to kill high AR-expressing tissues like prostate cancer while sparing low AR-expressing tissues like healthy gastrointestinal epithelial cells. This level of specificity may potentially allow a prostate-specific DDC to kill prostate cancer cells in the prostate while sparing other low AR-expressing cells like nerve and blood vessel cells, which are directly impacted during prostate ablation procedures like radical prostatectomy and radiation therapy, the current SOC for early stage prostate cancer. While prostatectomy and radiation ablation are potentially curative, these interventions can result in serious side effects, including erectile dysfunction, urinary incontinence and/or fecal incontinence, or other sequelae of invasive surgery, as a result of damage to the tissues surrounding or within the prostate like healthy blood vessels and nerve cells. We believe that NUV-1156 has the potential to become a non-surgical/non-radiation curative alternative for these patients, representing a large potential market opportunity.

Next Steps

We believe NUV-1156 may potentially address significant unmet medical need in mCRPC patients and may also eventually serve as an alternative to patients undergoing a radical prostatectomy or radiation therapy. We are currently in preclinical development and intend to nominate our first lead clinical development candidate in the second half of 2022.

NUV-1176: Targeting ER and PARP for ER+ Breast Cancers

NUV-1176, our lead PARP-ER DDC, is an oral small molecule that is composed of a PARP inhibitor warhead that is fused to the binding domain of an ER targeting small molecule. In preclinical models, NUV-1176 potently kills both HR-D and HR-P ER+ tumor cell lines without killing healthy gastrointestinal epithelial cells. We are exploring the use of NUV-1176 for ER+ breast cancers and ovarian cancer. We are currently in preclinical development and intend to nominate our first lead clinical development candidate in the second half of 2022.

Overview of ER+ Breast cancers

Prevalence and Prognosis

Breast cancer is the second most common cancer worldwide, with an estimated 1.8 million new diagnoses per year. In 2020, the ACS estimates there will be approximately 276,000 new cases of female breast cancer and over 40,000 deaths in the U.S. The ACS estimates that approximately 75-80% of all breast cancers are ER+, highlighting the central role of ER signaling in driving a large majority of ER+ mBC. When bound to estrogen, the ER directs the expression of genes that are essential for breast cancer cells’ survival and proliferation.

Although early-stage non-metastatic disease is curable in approximately 70-80% of patients, advanced breast cancer with distant organ metastases is considered incurable with currently available therapies (Harbeck, et al 2019). Advanced breast cancer comprises inoperable locally advanced breast cancer, which has not spread to distant organs, and metastatic (stage IV) breast cancer; common sites of spread are bone, lungs, liver and brain. Currently, it is a treatable but virtually incurable disease, with metastases being the cause of death in almost all patients, and a median overall survival of two to three years. Patients with metastatic breast cancer receive treatments that aim to relieve their symptoms and to prolong quality-adjusted life expectancy.

Treatment of ER+ Breast Cancer

ER+ breast cancer has led the way in drug development given the early appreciation for its dependence on estrogen signaling. The initial SOC for patients with early-stage ER+ breast cancer is at least five years of adjuvant endocrine therapy which commonly uses an ER antagonist (tamoxifen) or an aromatase inhibitor (anastrozole, exemestane or letrozole). For patients with advanced ER+ breast cancer, endocrine therapy has been the backbone of treatment. In 2019, worldwide sales for endocrine and targeted therapies treating ER+ breast cancer patients totaled $9.6 billion.

Due to emerging resistance to endocrine therapy, there has been a focus on developing a new generation of SERMs, AIs and SERDs. Resistance to endocrine treatment is due to multiple mechanisms, including changes in ER signaling and activation of other molecular pathways, such as CDK, mammalian target of mTOR, PI3K, MAPK and others (McAndrew & Finn, 2020). Recently, several agents targeting these mechanisms have been approved by the FDA: mTOR inhibitor everolimus (2012), followed by the approval of three CDK 4/6 inhibitors (palbociclib [2015], ribociclib [2018] and abemaciclib [2018]), and more recently the PI3-K inhibitor alpelisib for a subgroup of patients with PI3K alterations (2019). For a select group of patients with HR-D breast cancer, talazoparib, an oral PARP inhibitor, was approved by the FDA in 2018. Despite the fact that these new therapies in combination with endocrine therapy bring significant clinical benefit to ER+ mBC patients, it has been well established that patients will either not respond to or acquire resistance to treatment over the course of their disease and will eventually require cytotoxic chemotherapy, which is associated with significant side effects. Thus, there remains a significant unmet medical need for ER+ mBC patients who exhausted available therapies and have to opt for the last resort of chemotherapy.

ER Selectively Expressed in ER-Specific Tissue

In women, ER protein expression is limited primarily to the sex organs, with median to high ER expression levels seen across the fallopian tube, breast, vagina, uterine, cervix and endometrium tissues. In contrast, ER expression is either low or not detected in the bone marrow and intestine, organs strongly associated with current commercially available PARP-inhibitor toxicity. Given that ER is more highly expressed in tumors that arise in female sex organ tissues like breast or ovarian cancer than tissues like the bone marrow or gastrointestinal tract, we believe an ER-targeted DDC will have improved anti-tumor activity while avoiding the toxicity profile associated with current commercially available PARP inhibitors.

Preclinical data

We have developed NUV-1176, an ER-targeted DDC that is composed of a PARP inhibitor warhead that is fused to the binding domain of an ER-targeting small molecule. In preclinical models, as shown below,

NUV-1176 has demonstrated the ability to potently kill both HR-D and HR-P ER+ tumor cell lines with minimal effects on healthy gastrointestinal cells.

NUV-1176, AN ER-TARGETED DDC, POTENTLY KILLS BOTH HR-D AND HR-P ER+ BREAST CANCERS WITH MINIMAL EFFECTS ON HEALTHY GASTROINTESTINAL TISSUE

Next Steps

We are currently in preclinical development and intend to nominate our first lead clinical development candidate from our DDC platform in the second half of 2022.

Overview of NUV-868: Bromodomain Inhibitor Program

NUV-868 for AML

NUV-868, our lead candidate from our BET program, is an oral small molecule BET inhibitor that is almost 1,500 times more selective for BD2 over BD1, avoiding the toxicities associated with other non-BD2 selective inhibitors. We are currently in preclinical development and intend to initiate a Phase 1 trial in patients with AML in the first half of 2022.

BET as a Driver of Disease in AML

BET proteins are epigenetic readers that turn on specific genes by binding unique regions of the genome through their ability to read specific chemical tags on chromatin. In some instances, BET proteins turn on genes that are abnormally expressed in a variety of human cancers. BET inhibitors downregulate the expression of key genes that have the potential to cause cancer, or oncogenes, such as c-myc. C-myc is believed to play a role in promoting the growth of up to 70% of all cancers. These observations have resulted in the generation and clinical investigation of BET inhibitors in several cancer subtypes.

BETs are comprised of two sub-domains: BD1, the inhibition of which is known to contribute to toxicity, and BD2, the inhibition of which is known to be important for efficacy. BET inhibitors have historically targeted both BD1 and BD2 less selectively, causing gastrointestinal toxicity and bone marrow suppressive effects like thrombocytopenia.

AML

In the U.S. alone in 2019, there will be an estimated 21,450 new cases of AML diagnosed and 10,920 deaths (Lai, et al2019). With a median age of 68 years and a five-year overall survival of roughly 25%, the prognosis remains poor. While 5-year OS is 40% to 50% for younger (under 50 years) patients with de novo AML, the estimated five-year OS for older patients, those with secondary AML, or relapsed or refractory (“R/R”) disease, is only 5% to 10%. Approximately half of patients are over 60 years with only about 50% of patients who can receive intensive induction chemotherapy, with the remainder receiving either non-intensive chemotherapy or supportive care. In the absence of adequate therapies, these R/R patients may be put into clinical trials for new and emerging therapies.

Treatment options for AML have been limited for the past five decades (Lai, et al 2019). The combination of an anthracycline and cytarabine known as “7 + 3” was initially reported in 1973, and induction therapy has remained relatively unchanged since then. While several therapies have been approved by the FDA during the past several years, there remains a significant unmet medical need with patients progressing despite therapy. Many of the new drugs are limited to a subgroup of patients with specific molecular alterations, and, most importantly, all patients progress on current therapies, and available subsequent therapeutic options are limited to older chemotherapeutics and bone marrow transplantation. The recently approved drugs include fms-related tyrosine kinase 3 (FLT3)-targeting drugs (midostaurin, gilteritinib), isocitrate dehydrogenase (IDH) 1 and 2 inhibitors (enasidenib, ivosidenib), bcl-2inhibitor (venetoclux), smoothened pathway inhibitor (glasdegib) and ADC gemtuzumab ozogamicin.

Our Solution—NUV-868

NUV-868, our lead candidate from our BET program, is an oral small molecule BET inhibitor that is almost 1,500 times more selective for BD2 than BD1, avoiding the toxicities associated with other non-BD2 selective inhibitors. Given BET’s promise as an oncology target, there are several BET inhibitors in development for several cancers. ABBV-774 is a BET inhibitor that is 324 times more potent for BD2 than BD1. Other BET inhibitors that are not as selective for BD2, have been associated with toxicities including gastrointestinal and thrombocytopenia. The selectivity of several BET inhibitors that are currently in development is shown in the table below.

NUV-868 IS A MORE SELECTIVE BD2 INHIBITOR

IC50 values of NUV-868 and other BET inhibitors in development

In two AML xenograft models, including a Kasumi-1 and an MV-4-11 model, NUV-868 demonstrated anti-tumor activity as compared to vehicle across three doses (5 mg/kg, 10 mg/kg and 20 mg/kg) out to 21 days, as shown in the graphs below. Notably, near complete tumor regression was observed in the 10-20 mg/kg NUV-868 group.

NUV-868 DEMONSTRATES ANTI-TUMOR ACTIVITY IN TWO AML XENOGRAFT MODELS

NUV-868’s BD2 selectivity avoids gut toxicity observed with other dual BD1 / BD2 BET inhibitors. In tissue samples from a rat small intestine treated with vehicle and ABBV-075 and NUV-868, treatment with ABBV-075 led to a marked reduction in healthy goblet cells, which are central in protecting the mucous membrane in the GI tract. By comparison, a notably higher dose (30mg/kg) of NUV-868 showed no apparent evidence of goblet cell loss. These results are shown in the images below. We believe this data supports the potential for NUV-868 to limit the gastrointestinal toxicities that are associated with other BET inhibitors.

BD2 SELECTIVITY AVOIDS THE GASTROINTESTINAL TOXICITY OBSERVED WITH HISTORICAL BET INHIBITORS

ABBV-075 (Dual BD1 / BD2) Faivre et al 2020	NUV-868 (BD2 Selective)

The other main toxicity associated with BET inhibitors is thrombocytopenia. While most non-selective BET inhibitors lower platelet levels and cause thrombocytopenia, NUV-868 has demonstrated higher platelet levels as a function of reversing platelet suppression associated with untreated tumor burden and a lack of bone marrow-suppressive side effects. In the table below, platelet counts are measured in a MV 4-11 AML xenograft hematology panel 24 hours post the final dose of NUV-868 on day 21 across three dose levels. As compared to treatment with vehicle, platelet counts rose for the NUV-868 cohorts across the low (5 mg/kg), medium (10 mg/kg) and high (20 mg/kg) doses.

NUV-868 REVERSES PLATELET SUPPRESSION IN AML

MV 4-11 AML Xenograft Hematology Panel

(24-hours post final dose on Day 21)

Next Steps

We are currently in preclinical development and intend to initiate a Phase 1 trial of NUV-868 in patients with AML in the first half of 2022.

Overview of NUV-569: Wee1 Program

NUV-569, is a differentiated selective inhibitor of Wee1 kinase, an important regulator of DNA damage repair, which we are initially developing for the treatment of pancreatic cancer and solid tumors. Wee1 is responsible for controlling the cellular checkpoint that can signal to a dividing cell to pause while damaged DNA is repaired. Inhibition of this kinase can cause catastrophic DNA damage to a tumor cell triggering programmed cell death. We have designed NUV-569 to avoid off-target effects that could increase the therapeutic window for this class of therapeutic candidates and have wide applicability to treating many different types of cancer. We intend to submit an IND for NUV-569 in the first half of 2022 and initiate Phase 1 trials in patients with pancreatic cancer in the second half of 2022.

Background on Wee1 and DNA Damage Repair

DNA damage occurs frequently throughout the cell cycle, and even more frequently in rapidly dividing cancer cells, as a result of the challenge of endogenous and exogenous DNA insults and stressors. In response to DNA damage, cells have evolved a network of complex, coordinated DNA damage response (“DDR”). The DDR involves a network of DNA repair pathways and DNA damage checkpoints that are linked through various signaling mechanisms responsible for sensing and responding to specific types of DNA damage that affect DNA repair, cell cycle regulation replication stress responses and apoptosis. Defects in the DDR result in genomic instability and ultimately promote the cloning of cancer cells.

Wee1 is one of many kinases involved in regulation of signaling within the cell cycle and DNA damage identification and repair within the DDR. Specifically, Wee1 is a tyrosine kinase that allows cells with DNA damage to repair and survive by activating the G2/M cell cycle checkpoint through inhibition of the phosphorylation of CDK1/2, thus suspending the process of cell division in healthy cells. In cancer cells, tumors activate their Wee1 checkpoint in order to arrest the process of cell division, thus allowing them to repair their damaged DNA and replicate, resulting in tumor growth. Inhibition of cellular regulation and repair mechanisms within the cell cycle and DDR, such as Wee1, may potentially play a crucial role in the induction of apoptosis, improve the efficacy of DNA-damaging cancer therapies to which cancer cells have already developed multiple mechanisms of resistance, and may improve the efficacy of DNA-damaging radiation treatment. Specifically, Wee1 inhibitors force tumor cells to replicate prior to DNA repair, leading to incorrect DNA replication and ultimately tumor cell death.

Wee1 Inhibitors in Clinical Development and Limitations

We are aware of only several Wee1 inhibitors currently in clinical development, including AZD1775. AZD1775 is currently being evaluated in Phase 1 and 2 clinical trials in ovarian cancer and a variety of other solid tumors, both as monotherapy and in combination with other cancer therapies. In these trials, multiple patients with advanced or metastatic tumors for whom no standard therapy was available achieved partial responses when dosed with AZD1775 in combination with chemotherapy agents. For example, in a Phase 2 clinical trial in 24 patients (21 of whom were evaluable for efficacy) with relapsed ovarian cancer, the combination of AZD1775 and carboplatin demonstrated an overall response rate of 43% and one patient exhibited a complete response lasting over 42 months.

In addition, AZD1775 demonstrated encouraging overall survival in a recent Phase 1 clinical trial in patients with locally advanced pancreatic cancer as compared to historical trials in this patient population. AZD1775 in combination with SOC gemcitabine, and radiation resulted in a median overall survival of 21.7 months. More recently, AZD1775 demonstrated an overall response rate of 30% in a Phase 2 clinical trial in patients with recurrent uterine serous carcinoma, an aggressive subtype of endometrial carcinoma characterized by TP53 mutations.

Although AZD1775 has shown encouraging clinical efficacy data in patients with uterine serous carcinoma and ovarian and pancreatic cancers, we believe it has the following limitations with regards to its safety profile.

•

Potent inhibition of polo-like kinase 1 (“PLK1”). PLK1 is a cell kinase that phosphorylates Wee1 as the cell approaches the G2/M cell cycle checkpoint thus promoting and enabling the cell replication process. PLK1 may be responsible for gastrointestinal and bone marrow toxicity. AZD1775 is a highly potent inhibitor of PLK1, having demonstrated an IC50 of 15 nanomolar in biochemical studies, and thus may contribute to bone marrow and GI toxicity.

•	Liver enzyme inhibition. AZD1775 inhibits liver enzyme CYP3A4, which is responsible for elimination of drug and drug metabolites from the body.

•

Tolerability. In a recent Phase 1 clinical trial in patients with locally advanced pancreatic cancer, AZD1775 in combination with gemcitabine, an FDA-approved chemotherapy, and radiation, eight patients (24%) experienced a dose-limiting toxicity, most commonly anorexia, nausea, or fatigue, thus preventing continuous dosing of AZD1775.

Our Solution—NUV-569

NUV-569, our lead candidate from our Wee1 program, is an oral small molecule Wee1 inhibitor that we have designed in order to avoid off-target effects that we believe could increase the therapeutic window for this class of therapeutic candidates. We believe that NUV-569 could have wide applicability to treating many different types of cancer. Our Wee1 inhibitor is highly potent against Wee1 and is designed to have low inhibition of PLK1, thus potentially reducing the toxicity that has been seen in other Wee1 inhibitors, such as AZD1775. Specifically, in our preclinical studies NUV-569 demonstrated single digit nanomolar inhibition of Wee1, 45-fold lower PLK1 inhibition than AZD1775 and 9-fold lower potency in inhibiting proliferation of rat gut epithelial cells (IEC6), than AZD1775, which we believe suggests NUV-569 may have better GI tolerability than AZD1775. The following table demonstrates the favorable potency and selectivity profile of NUV-569 compared to AZD1775.

NUV-569 IS POTENT AGAINST WEE1 BUT CAUSES LESS INHIBITION OF PLK1 AND RAT GUT EPITHELIAL CELLS THAN AZD1775 IN PRECLINICAL STUDIES

Preclinical Results

In an in vitro preclinical study of pancreatic cancer in combination with gemcitabine and radiation therapy, we observed NUV-569s anti-tumor activity and potency in inducing apoptosis in pancreatic cancer cells, as shown in the graph below.

NUV-569 INCREASES IN VITRO KILLING OF PANCREATIC CANCER CELLS BY CHEMO AND/OR RADIATION

Next Steps

We are currently in preclinical development and intend to initiate Phase 1 trial of NUV-569 in patients with pancreatic cancer in the second half of 2022.

A2a Adenosine Receptor Program

Our adenosine receptor program is focused on targeting the A2a adenosine receptor. The A2a adenosine receptor plays multiple critical roles in human physiology and pathophysiology including anti-cancer immunity, which makes it an important drug target. Accumulation of adenosine in the tumor microenvironment may be a critical factor in limiting the activity of currently available immune-oncology drugs, including anti-PD1/PD-L1 drugs and anti-cancer chimeric T cells. Thus, targeting the adenosine receptor may overcome this blockade, leading to improved anti-cancer activity in tumors which are resistant to immune-oncology drugs and T cell therapies. We are conducting preclinical studies in order to support the initiation of a Phase 1 study in the fourth quarter of 2022.

Intellectual Property

Our commercial success depends in large part on our ability to obtain and maintain patent protection in the U.S. and other countries for our investigational products, to operate without infringing valid and enforceable patents and proprietary rights of others, and to prevent others from infringing on our proprietary or intellectual property rights. We seek to protect our proprietary position by filing, in the U.S. and certain other countries, patent applications intended to cover the composition of matter of our investigational products, their methods of use and related discoveries, technologies, inventions and improvements that may be commercially important to our business. We may also rely on trade secrets and know-how to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. We also intend to take advantage of regulatory protection afforded through data exclusivity, market exclusivity and patent term extensions where available.

We have investigational products in a number of therapeutic targets. As of November 30, 2020, our company-owned patent portfolio consists of two issued U.S. patents, over 15 pending U.S. patent applications, over 15 pending PCT patent applications, and over 40 pending foreign patent applications, in jurisdictions such as Australia, Brazil, Canada, Europe, China, Japan, India, Israel, New Zealand, Mexico, Singapore, South Africa, Republic of Korea, Hong Kong and Taiwan, directed to compositions of matter, methods of synthesis and methods of use related to our investigational products. Of these, four patent families are directed to investigational products in our CDK Program, three patent families are directed to investigational products in our DDC Program, four patent families are directed to investigational products in our BET Program, eight patent families are directed to investigational products in our Wee1 Program and eight patent families are directed to investigational products in our Adenosine Program. The term of any patents that issue from our company-owned U.S. and foreign patent applications will vary in accordance with the laws of each jurisdiction, but is typically 20 years from the earliest non-provisional filing date. Any patents that may issue in the future from our company-owned pending patent applications are projected to expire between 2038 and 2041, unless extended or otherwise adjusted.

The patent positions for biotechnology and pharmaceutical companies like us are generally uncertain and can involve complex legal, scientific and factual issues. Changes in either the patent laws or their interpretation in the U.S. and other countries may diminish our ability to protect our investigational products and enforce the patent rights that we own, and could affect the value of such intellectual property and the business. With respect to our company-owned intellectual property, we cannot guarantee that the patent applications we are currently pursuing or may file in the future will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient proprietary protection from competitors. Our competitors may independently develop similar investigational products or technologies that are outside the scope of the rights granted under any company-owned patents that may issue. We cannot be sure that any patents granted to us will be commercially useful in protecting our products or their methods of use or manufacture. Moreover, even issued patents do not guarantee us the right to commercialize our products. For example, third parties may have blocking patents that could be used to prevent us from commercializing or manufacturing our investigational products.

Because of the extensive time required for development, testing and regulatory review of an investigational product, it is possible that, before a product can be commercialized, any patent protection for such product may expire or remain in force for only a short period following commercialization, thereby reducing the commercial advantage the patent provides. In the U.S., the term of a patent covering an FDA-approved product may, in certain cases, be eligible for a patent term extension under the Hatch-Waxman Act as compensation for the loss of patent term during the FDA regulatory review process. The period of extension may be up to five years, but cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval. Only one patent among those eligible for an extension may be extended and the amount of available extension to any PTE-eligible patent depends on a variety of factors, including the date on which the patent issues and certain dates related to the regulatory review period. Possible extensions may be available in Europe and in certain other jurisdictions to extend the term of a patent that covers an approved product. While we intend to seek patent term extensions in any jurisdictions where they are available to us, there is no guarantee that the applicable authorities, including the FDA or the USPTO, will agree with our assessment of whether such extensions should be granted, and even if granted, the length of such extensions.

We cannot be sure that any patents will issue from any pending or future company-owned patent applications. Even if patents do issue, we cannot be sure that the claims of these patents will be held valid or enforceable by a court of law or governmental agency, will provide us with any significant protection against competitive products, or will afford us a commercial advantage over competitive products. For example:

•	we might not have been the first to file patent applications for the inventions covered by our pending patent applications and any patents that issue therefrom;

•	others may independently develop similar or alternative technologies without infringing our intellectual property rights;

•	some or all of our pending patent applications may not result in issued patents or the claims that issue may be narrow in scope and not provide us with a competitive advantage;

•	any patents that issue from any of our pending patent applications may be challenged by a third party and invalidated;

•

any patents that issue from our pending patent applications may be subject to post-grant proceedings, oppositions or other administrative or court proceedings that may result in a reduction in their scope or their loss altogether;

•	we may not develop proprietary technologies or investigational products that are patentable; and

•	the patents of others may prevent us from discovering, developing or commercializing our investigational products.

The defense and prosecution of intellectual property infringement suits, post-grant proceedings, oppositions and related legal and administrative proceedings are costly, time-consuming to pursue and divert resources. The outcome of these types of proceedings is uncertain and could significantly harm our business.

The development of our investigational products and the commercialization of any resulting drugs may be impacted by patents of other companies or by companies engaged in the development of competitive programs or those with significantly greater resources. This could result in the expenditure of significant legal fees and management resources.

We also rely on trade secrets to protect our technology and product candidates, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are often difficult to protect, especially outside of the U.S. While we believe that we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors, partners and other advisors may unintentionally or willfully disclose our trade secrets to others, including competitors. Enforcing a claim that a third party illegally disclosed, obtained or is using our trade secrets would be expensive and time-consuming, and the outcome would be unpredictable. Even if we are able to maintain our trade secrets as confidential, our competitors may independently develop information that is equivalent or similar to our trade secrets.

Collaboration Agreement with SPARCBIO LLC

On January 21, 2019, Nuvation Bio entered into a Collaboration Agreement with SPARCBIO LLC under which SPARCBIO LLC conducts drug discovery and development activities for Nuvation Bio’s programs. Nuvation Bio pays SPARCBIO LLC’s costs to conduct these activities, at least $5,000,000 per year, and Nuvation Bio owns all inventions and results. The Collaboration Agreement has a five-year term and may be terminated by either party for the other party’s uncured material breach. If SPARCBIO LLC terminates the Collaboration Agreement for Nuvation Bio’s uncured material breach within the first three years, Nuvation Bio remains obligated to pay the annual fee for the first three years. Nuvation Bio may terminate the Collaboration Agreement without cause after the first three years.

Manufacturing and Supply

We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We rely, and expect to continue to rely, on third parties for the manufacture of our investigational products for preclinical and clinical testing, as well as for commercial manufacture if any of our investigational products obtain marketing approval. We also rely, and expect to continue to rely, on third parties to package, label, store and distribute our investigational products, as well as for our commercial products if marketing approval is obtained. We believe that this strategy allows us to maintain a more efficient infrastructure by eliminating the need for us to invest in our own manufacturing facilities, equipment and personnel while also enabling us to focus our expertise and resources on the development of our investigational products.

To date, we have obtained APIs and drug product for our investigational products from single-source third-party CMOs. We are in the process of developing our supply chain for each of our investigational products and intend to put in place framework agreements under which CMOs will generally provide us with necessary quantities of API and drug product on a project-by-project basis based on our development needs, and which agreements will provide us with intellectual property rights necessary to conduct the business. We seek to use a different CMO for each investigational product and will consider further diversification of drug product and supply organizations as circumstances warrant. Overall, as we advance our investigational products through development, we will start by seeking multiple sources for raw materials and address other potential points in concern over time.

Commercialization

We intend to retain significant development and commercial rights to our investigational products and, if marketing approval is obtained, to commercialize our investigational products on our own, or potentially with a partner, in the U.S. and other regions. We intend to build the necessary infrastructure and sales, marketing and commercial product distribution capabilities for the U.S., and potentially other regions, following further advancement of our investigational products. Clinical data, the size of the addressable patient population and the size of the commercial infrastructure and manufacturing needs and economics related to the foregoing may all influence or alter our commercialization plans.

Competition

The pharmaceutical and biotechnology industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. While we believe that our technology, development experience and scientific knowledge provide us with competitive advantages, we face potential competition from many different sources, including large pharmaceutical and biotechnology companies, academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for the research, development, manufacturing and commercialization of cancer therapies. Any investigational products that we successfully develop and commercialize will compete with new therapies that may become available in the future.

We compete in the segments of the pharmaceutical, biotechnology and other related markets that develop small molecules and drug conjugates as treatments for cancer patients. There are many other companies that have commercialized and/or are developing such treatments for cancer including large pharmaceutical and biotechnology companies, such as AstraZeneca plc, Bristol-Myers Squibb Company (“BMS”), Merck, Pfizer in partnership with Merck KGaA, Regeneron Pharmaceuticals, Inc. in partnership with Sanofi Genzyme (“Sanofi”) and Roche.

For our CDK2/4/6 inhibitor, we are aware of several clinical-stage CDK inhibitors being developed as monotherapy or in combination with other drugs, including product candidates being developed by Adastra Pharmaceuticals Inc., BMS, Merck, Pfizer, Tiziana Life Sciences plc and ARC Therapeutics, Inc. In addition, CDK 4/6 inhibitors from Pfizer, Novartis Pharmaceuticals Corporation (Novartis) and Eli Lilly are commercially available for patients with breast cancer and are also in clinical trials for other types of cancer.

For our BET inhibitor, we are aware of several clinical-stage BET inhibitors being developed for patients with hematological malignancies and solid tumors, including product candidates from AbbVie, AstraZeneca, BMS, Celgene, Constellation Pharmaceuticals, Forma Therapeutics, GlaxoSmithKline, Incyte Corporation, Merck/Oncoethix, Resverlogix, Roche and Zenith Epigenetics. To our knowledge, there is currently no commercially available BET inhibitor and the most advanced BET inhibitor is in Phase 2 clinical trials. Some BET inhibitors are also developed for non-oncology indications.

For our Wee1 inhibitor, we are aware of several clinical-stage Wee1 inhibitors being developed for patients with hematological malignancies and solid tumors, including product candidates from AstraZeneca, Debiopharm and Zentalis. To our knowledge, there is currently no commercially available Wee1 inhibitor and the most advanced Wee1 inhibitor is in Phase 2 development.

For our adenosine receptor antagonist, we are aware of several other clinical-stage adenosine antagonists being developed, including product candidates from Arcus Biosciences, Inc./Gilead Sciences, Inc., AstraZeneca, Corvus Pharmaceuticals Inc, iTeos Therapeutics Inc., Palobiofarma/Novartis and Ryvu Therapeutics SA. To our knowledge, there is currently no adenosine receptor antagonist approved for the treatment of cancer and the most advanced adenosine receptor antagonist is in Phase 2 development.

Our DDC programs targeting hormone receptors in cancer cells apply to types of cancer that may depend on hormone receptors for their growth, such as ER+ mBC, prostate cancer and ovarian cancer. All of these tumors have commercially available therapies including therapies from AstraZeneca, Bayer, Clovis Oncology, Dendreon, Eli Lilly, Johnson & Johnson, Novartis, Pfizer, Roche, Sanofi and Tesaro, Inc. In addition, many new drug candidates are being developed as monotherapy or in combination with other drugs for these tumors, and the most advanced of these development programs are in Phase 3 and may lead to near-term regulatory approval and subsequent commercialization. These development programs include those of the companies named above as well as numerous others. Some of these drugs and drug candidates target hormone receptor pathways directly, while many others may affect cancer cell growth through different mechanisms of action.

Many of the companies against which we are competing or against which we may compete in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved drugs than we do. Mergers and acquisitions in the pharmaceutical, biotechnology and diagnostic industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and enrolling subjects for our clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

We could see a reduction or elimination of our commercial opportunity if our competitors develop and commercialize products that are safer or more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we or our collaborators may develop. Our competitors also may obtain FDA or foreign regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we or our collaborators are able to enter the market. The key competitive factors affecting the success of all of our investigational products, if approved, are likely to be their degree of efficacy, tolerability profile, convenience and price, the effectiveness of companion diagnostics (if required), the level of biosimilar or generic competition and the availability of reimbursement from government and other third-party payors.

Government Regulation

Government authorities in the U.S. at the federal, state and local level and in other countries regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drug and biological products. Generally, before a new drug can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific for each regulatory authority, submitted for review and approved by the regulatory authority.

U.S. Drug Development

In the U.S., the FDA regulates drugs under the Food, Drug, and Cosmetic Act (“FDCA”). Drugs also are subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or post-market may subject an applicant to administrative or judicial sanctions. These sanctions could include, among other actions, the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, untitled or warning letters, product recalls or market withdrawals, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement and civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

Our product candidates are considered small molecule drugs and must be approved by the FDA through the new drug application (“NDA”), process before they may be legally marketed in the U.S. The process generally involves the following:

•	completion of extensive preclinical studies in accordance with applicable regulations, including studies conducted in accordance with GLP;

•	submission to the FDA of an IND, which must become effective before human clinical trials may begin;

•	approval by an independent IRB or ethics committee at each clinical trial site before each trial may be initiated;

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performance of adequate and well controlled human clinical trials in accordance with applicable IND regulations, GCP requirements and other clinical trial-related protocols and regulations to establish substantial evidence of the safety and efficacy of the investigational product for each proposed indication;

•	submission to the FDA of an NDA after completion of all pivotal trials;

•	determination by the FDA within 60 days of its receipt of an NDA to accept the filing for substantive review;

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satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities where the drug will be produced to assess compliance with cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;

•	potential FDA audit of the preclinical study and/or clinical trial sites that generated the data in support of the NDA filing;

•	FDA review and approval of the NDA, including consideration of the views of any FDA advisory committee, prior to any commercial marketing or sale of the drug in the U.S.; and

•	compliance with any post-approval requirements, including the potential requirement to implement a REMS and the potential requirement to conduct post-approval studies.

The data required to support an NDA are generated in two distinct developmental stages: preclinical and clinical. The preclinical and clinical testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for any current and future product candidates will be granted on a timely basis, or at all.

Preclinical Studies and IND

The preclinical developmental stage generally involves laboratory evaluations of drug chemistry, formulation and stability, as well as studies to evaluate toxicity in animals, which support subsequent clinical testing. The sponsor must submit the results of the preclinical studies, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. An IND is a request for authorization from the FDA to administer an investigational product to humans and must become effective before human clinical trials may begin.

Preclinical studies include laboratory evaluation of product chemistry and formulation, as well as in vitro and animal studies to assess the potential for adverse events and in some cases to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations for safety/toxicology studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical studies, among other things, to the FDA as part of an IND. Some long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, may continue after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

Clinical Trials

The clinical-stage of development involves the administration of the investigational product to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control, in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters to be used to monitor subject safety and assess efficacy. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Furthermore, each clinical trial must be reviewed and approved by an IRB for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB must also approve the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries.

A sponsor who wishes to conduct a clinical trial outside of the U.S. may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor may submit data from the clinical trial to the FDA in support of an NDA. The FDA will generally accept a well designed and well conducted foreign clinical trial not conducted under an IND if the clinical trial is conducted in compliance with GCP and. the FDA is able to validate the data through an onsite inspection, if deemed necessary. An NDA based solely on foreign clinical data meeting U.S. criteria for marketing approval may be approved if (1) the foreign data are applicable to the U.S. population and U.S. medical practice, (2) the studies have been performed by clinical investigators of recognized competence and (3) the FDA is able to validate the data through an onsite inspection or other appropriate means, if deemed necessary

Clinical trials in the U.S. generally are conducted in three sequential phases, known as Phase 1, Phase 2 and Phase 3, and may overlap.

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Phase 1 clinical trials generally involve a small number of healthy volunteers or disease-affected patients who are initially exposed to a single dose and then multiple doses of the product candidate. The primary purpose of these clinical trials is to assess the metabolism, pharmacologic action, tolerability and safety of the drug.

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Phase 2 clinical trials involve studies in disease-affected patients to determine the dose and dosing schedule required to produce the desired benefits. At the same time, safety and further pharmacokinetic and pharmacodynamic information is collected, possible adverse effects and safety risks are identified, and a preliminary evaluation of efficacy is conducted.

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Phase 3 clinical trials generally involve a large number of patients at multiple sites and are designed to provide the data necessary to demonstrate the effectiveness of the product for its intended use, its safety in use and to establish the overall benefit/risk relationship of the product and provide an adequate basis for product approval. These trials may include comparisons with placebo and/or other comparator treatments. The duration of treatment is often extended to mimic the actual use of a product during marketing.

Post-approval trials, sometimes referred to as Phase 4 clinical trials, are conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA.

Progress reports detailing the results of the clinical trials, among other information, must be submitted at least annually to the FDA. Sponsor is also responsible for submitting written IND safety reports, including reports of serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the drug, findings from animal or in vitro testing that suggest a significant risk for human subjects, and any clinically significant increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure.

Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether a trial may move forward at designated check-points based on access to certain data from the trial.

Concurrent with clinical trials, companies usually complete additional animal safety studies and also must develop additional information about the chemistry and physical characteristics of the drug as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process, as performed by the manufacturing facility, must be capable of consistently producing quality batches of our product candidates. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that our product candidates do not undergo unacceptable deterioration over their labeled shelf life.

We may be required to develop and implement additional clinical trial policies and procedures designed to help protect subjects from the COVID-19 virus. For example, in March 2020, the FDA issued a guidance, which the FDA subsequently updated, on conducting clinical trials during the pandemic, which describes a number of considerations for sponsors of clinical trials impacted by the pandemic, including the requirement to include in the clinical trial report contingency measures implemented to manage the clinical trial, and any disruption of the clinical trial as a result of the COVID-19 pandemic; a list of all subjects affected by the COVID-19-pandemic related study disruption by unique subject identifier and by investigational site and a description of how the individual’s participation was altered; and analyses and corresponding discussions that address the impact of implemented contingency measures (e.g., participant discontinuation from investigational product and/or study, alternative procedures used to collect critical safety and/or efficacy data) on the safety and efficacy results reported for the clinical trial. In June 2020, FDA also issued a guidance on good manufacturing practice considerations for responding to COVID-19 infection in employees in drug products manufacturing, including recommendations for manufacturing controls to prevent contamination of drugs.

NDA Review Process

Following completion of the clinical trials, data is analyzed to assess whether the investigational product is safe and effective for the proposed indicated use or uses. The results of preclinical studies and clinical trials are then submitted to the FDA as part of an NDA, along with proposed labeling, chemistry and manufacturing information to ensure product quality and other relevant data. In short, the NDA is a request for approval to market the drug in the U.S. for one or more specified indications and must contain proof of safety and efficacy for a drug.

The application must include both negative and ambiguous results of preclinical studies and clinical trials, as well as positive findings. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product’s use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational product to the satisfaction of FDA. FDA approval of an NDA must be obtained before a drug may be legally marketed in the U.S.

Under the Prescription Drug User Fee Act (“PDUFA”), as amended, each NDA must be accompanied by a user fee. FDA adjusts the PDUFA user fees on an annual basis. PDUFA also imposes an annual program fee for each marketed human drug. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

The FDA reviews all submitted NDAs before it accepts them for filing and may request additional information rather than accepting the NDA for filing. The FDA must make a decision on accepting an NDA for filing within 60 days of receipt. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the goals and policies agreed to by the FDA under PDUFA, the FDA has 10 months, from the filing date, in which to complete its initial review of a new molecular-entity NDA and respond to the applicant, and six months from the filing date of a new molecular-entity NDA designated for priority review. The FDA does not always meet its PDUFA goal dates for standard and priority NDAs, and the review process is often extended by FDA requests for additional information or clarification.

Before approving an NDA, the FDA will conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether they comply with cGMP requirements. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The FDA also may audit data from clinical trials to ensure compliance with GCP requirements. Additionally, the FDA may refer applications for novel drug products or drug products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions, if any. The FDA is not bound by recommendations of an advisory committee, but it considers such recommendations when making decisions on approval. The FDA likely will reanalyze the clinical trial data, which could result in extensive discussions between the FDA and the applicant during the review process. After the FDA evaluates an NDA, it will issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete, and the application will not be approved in its present form. A Complete Response Letter usually describes all of the specific deficiencies in the NDA identified by the FDA. The Complete Response Letter may require additional clinical data, additional pivotal Phase 3 clinical trial(s) and/or other significant and time-consuming requirements related to clinical trials, preclinical studies and/or manufacturing. If a Complete Response Letter is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information are submitted, the FDA may decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data.

Orphan Drugs

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the U.S., or more than 200,000 individuals in the U.S. and for which there is no reasonable expectation that the cost of developing and making the product available in the U.S. for this type of disease or condition will be recovered from sales of the product.

Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication for seven years from the date of such approval, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity by means of greater effectiveness, greater safety or providing a major contribution to patient care or in instances of drug supply issues. However, competitors may receive approval of either a different product for the same indication or the same product for a different indication but that could be used off-label in the orphan indication. Orphan drug exclusivity also could block the approval of one of our product candidates for seven years if a competitor obtains approval before we do for the same product, as defined by the FDA, for the same indication we are seeking approval, or if a product candidate is determined to be contained within the scope of the competitor’s product for the same indication. If one of our product candidates designated as an orphan drug receives marketing approval for an indication broader than that which is designated, it may not be entitled to orphan drug exclusivity. Orphan drug status in the European Union has similar, but not identical, requirements and benefits.

Expedited Development and Review Programs

The FDA has a fast track program that is intended to expedite or facilitate the process for reviewing new drugs that meet certain criteria. Specifically, new drugs are eligible for fast track designation if they are intended to treat a serious or life-threatening condition and preclinical or clinical data demonstrate the potential to address unmet medical needs for the condition. Fast track designation applies to both the product and the specific indication for which it is being studied. The sponsor can request the FDA to designate the product for fast track status any time before receiving NDA approval, but ideally no later than the pre-NDA meeting with the FDA.

Any product submitted to the FDA for marketing, including under a fast track program, may be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. Any product is eligible for priority review if it treats a serious or life-threatening condition and, if approved, would provide a significant improvement in safety and effectiveness compared to available therapies.

A product may also be eligible for accelerated approval, if it treats a serious or life-threatening condition and generally provides a meaningful advantage over available therapies. In addition, it must demonstrate an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality (“IMM”), which is reasonably likely to predict an effect on IMM or other clinical benefit. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. FDA may withdraw drug approval or require changes to the labeled indication of the drug if confirmatory post-market trials fail to verify clinical benefit or do not demonstrate sufficient clinical benefit to justify the risks associated with the drug. If the FDA concludes that a drug shown to be effective can be safely used only if distribution or use is restricted, it may require such post-marketing restrictions as it deems necessary to assure safe use of the product.

Additionally, a drug may be eligible for designation as a breakthrough therapy if the product is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints. The benefits of breakthrough therapy designation include the same benefits as fast track designation, plus intensive guidance from the FDA to ensure an efficient drug development program. Fast track designation, priority review, accelerated approval and breakthrough therapy designation do not change the standards for approval, but may expedite the development or approval process. Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

Post-approval Requirements

Following approval of a new product, the manufacturer and the approved product are subject to continuing regulation by the FDA, including, among other things, monitoring and record-keeping requirements, requirements to report adverse events and comply with promotion and advertising requirements, which include restrictions on promoting drugs for unapproved uses or patient populations, known as “off-label promotion,” and limitations on industry-sponsored scientific and educational activities. Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such uses. Prescription drug promotional materials must be submitted to the FDA in conjunction with their first use. Further, if there are any modifications to the drug, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new NDA or NDA supplement, which may require the development of additional data or preclinical studies and clinical trials.

The FDA may also place other conditions on approvals including the requirement for REMS, to assure the safe use of the product. A REMS could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Product approvals may be withdrawn for non-compliance with regulatory standards or if problems occur following initial marketing.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market, or product recalls;

•	fines, warning letters, or holds on post-approval clinical studies;

•	refusal of the FDA to approve pending applications or supplements to approved applications;

•	suspension or revocation of product approvals;

•	product seizure or detention;

•	refusal to permit the import or export of products; and

•	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

Other U.S. Regulatory Matters

Pharmaceutical manufacturers are subject to various healthcare laws, regulation, and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business. Our conduct, including those of our employees, as well as our business operations and relationships with third parties, including current and future arrangements with healthcare providers, third-party payors, customers, and others may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations, which may constrain the business or financial arrangements and relationships through which we research, as well as, sell, market, and distribute any products for which we obtain marketing approval. The applicable federal, state and foreign healthcare laws and regulations that may affect our ability to operate include, but are not limited to:

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The federal Anti-Kickback Statute, which makes it illegal for any person or entity, including a prescription drug manufacturer (or a party acting on its behalf), to knowingly and willfully solicit, receive, offer or pay any remuneration that is intended to induce or reward referrals, including the purchase, recommendation, order or prescription of a particular drug, for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. Moreover, the Affordable Care Act provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act.

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The federal false claims, including the civil False Claims Act that can be enforced by private citizens through civil whistleblower or qui tam actions, and civil monetary penalties law prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government.

•	HIPAA prohibits, among other things, executing or attempting to execute a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters.

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HIPAA, as amended by HITECH, and their implementing regulations also impose obligations on covered entities such as health insurance plans, healthcare clearinghouses, and certain healthcare providers and their respective business associates and their covered subcontractors, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information.

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The federal Physician Payments Sunshine Act requires applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to annually report to CMS information regarding certain payments and other transfers of value to physicians, as defined by such law, and teaching hospitals as well as information regarding ownership and investment interests held by physicians and their immediate family members; additionally, the Substance Use-Disorder Prevention that Promoted Opioid Recovery and Treatment for Patients and Communities Act, under the provision titled “Fighting the Opioid Epidemic with Sunshine,” in part, extends the reporting and transparency requirements for physicians under the Physician Payments Sunshine Act to physician assistants, nurse practitioners, and other mid-level practitioners, with reporting requirements going into effect in 2022 for payments made, or ownership and investment interests held, in 2021.

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Analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, state laws that require biotechnology companies to comply with the biotechnology industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; state and local laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and require the registration of their sales representatives, state laws that require biotechnology companies to report information on the pricing of certain drug products, and state and foreign laws that govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Pricing and rebate programs must also comply with the Medicaid rebate requirements of the U.S. Omnibus Budget Reconciliation Act of 1990 and more recent requirements in the Affordable Care Act. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Manufacturing, sales, promotion and other activities also are potentially subject to federal and state consumer protection and unfair competition laws. In addition, the distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act as well as other applicable consumer safety requirements.

The failure to comply with any of these laws or regulatory requirements subjects firms to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in significant civil, criminal and administrative penalties, including damages, fines, disgorgement, imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings, injunctions, requests for recall, seizure of products, total or partial suspension of production, denial or withdrawal of product approvals or refusal to allow a firm to enter into supply contracts, including government contracts.

U.S. Patent-Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of any future product candidates, some of our U.S. patents, if issued, may be eligible for limited patent term extension under the Hatch-Waxman Act. The Hatch-Waxman Act permits restoration of the patent term of up to five years as compensation for patent term lost during product development and FDA regulatory review process. Patent-term restoration, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent-term restoration period is generally one-half the time between the effective date of an IND or the issue date of the patent, whichever is later, and the submission date of an NDA plus the time between the submission date of an NDA or the issue date of the patent, whichever is later, and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may apply for restoration of patent term for our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA.

Market exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the U.S. to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application (“ANDA”), or a 505(b)(2) NDA submitted by another company for a generic version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions of use associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness or generate such data themselves.

European Union Drug Development

Similar to the United States, the various phases of preclinical and clinical research in the European Union are subject to significant regulatory controls. Although the EU Clinical Trials Directive 2001/20/EC has sought to harmonize the EU clinical trials regulatory framework, setting out common rules for the control and authorization of clinical trials in the EU, the EU Member States have transposed and applied the provisions of the Directive differently. This has led to significant variations in the member state regimes. Under the current regime, before a clinical trial can be initiated, it must be approved in each of the EU countries where the trial is to be conducted by two distinct bodies: the National Competent Authority (“NCA”), and one or more Ethics Committees (“ECs”). Under the current regime all suspected unexpected serious adverse reactions to the investigated drug that occur during the clinical trial have to be reported to the NCA and ECs of the Member State where they occurred.

The EU clinical trials legislation currently is undergoing a transition process mainly aimed at harmonizing and streamlining clinical-trial authorization, simplifying adverse-event reporting procedures, improving the supervision of clinical trials and increasing their transparency. Recently enacted Clinical Trials Regulation EU No 536/2014 ensures that the rules for conducting clinical trials in the EU will be identical. In the meantime, Clinical Trials Directive 2001/20/EC continues to govern all clinical trials performed in the EU.

European Union Drug Review and Approval

In the European Economic Area (“EEA”), which comprises the 28 Member States of the European Union and three European Free Trade Association States (Norway, Iceland and Liechtenstein), medicinal products can only be commercialized after obtaining a Marketing Authorization (“MA”). There are two types of MAs.

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The Community MA is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use, of the EMA, and is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, advanced-therapy medicines such as gene-therapy, somatic cell-therapy or tissue-engineered medicines and medicinal products containing a new active substance indicated for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and other immune dysfunctions and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU.

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National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member States through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure. Under the Decentralized Procedure an identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the Reference Member State (“RMS”). The competent authority of the RMS prepares a draft assessment report, a draft summary of the product characteristics (“SOPC”), and a draft of the labeling and package leaflet, which are sent to the other Member States (referred to as the Member States Concerned) for their approval. If the Member States Concerned raise no objections, based on a potential serious risk to public health, to the assessment, SOPC, labeling or packaging proposed by the RMS, the product is subsequently granted a national MA in all the Member States (i.e., in the RMS and the Member States Concerned).

Under the above-described procedures, before granting the MA, EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy. Similar to the U.S. patent term-restoration, Supplementary Protection Certificates (“SPCs”) serve as an extension to a patent right in Europe for up to five years. SPCs apply to specific pharmaceutical products to offset the loss of patent protection due to the lengthy testing and clinical trials these products require prior to obtaining regulatory marketing approval.

Coverage and Reimbursement

Sales of our products, if approved, will depend, in part, on the extent to which our products will be covered by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved products. In the U.S., for example, principal decisions about reimbursement for new products are typically made by CMS. CMS decides whether and to what extent a new product will be covered and reimbursed under Medicare, and private third-party payors often follow CMS’s decisions regarding coverage and reimbursement to a substantial degree. However, no uniform policy of coverage and reimbursement for drug products exists. Accordingly, decisions regarding the extent of coverage and amount of reimbursement to be provided for any of our products will be made on a payor-by-payor basis.

Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Further, such payors are increasingly challenging the price, examining the medical necessity and reviewing the cost effectiveness of medical product candidates. There may be especially significant delays in obtaining coverage and reimbursement for newly approved drugs. Third-party payors may limit coverage to specific product candidates on an approved list, known as a formulary, which might not include all FDA-approved drugs for a particular indication. We may need to conduct expensive pharmacoeconomic studies to demonstrate the medical necessity and cost effectiveness of our products. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained. Additionally, coverage policies and third party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (“MMA”), established the Medicare Part D program to provide a voluntary prescription drug benefit to Medicare beneficiaries. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities that provide coverage of outpatient prescription drugs. Unlike Medicare Part A and B, Part D coverage is not standardized. While all Medicare drug plans must give at least a standard level of coverage set by Medicare, Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Government payment for some of the costs of prescription drugs may increase demand for products for which we receive marketing approval. However, any negotiated prices for our products covered by a Part D prescription drug plan likely will be lower than the prices we might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private third-party payors often follow Medicare coverage policy and payment limitations in setting their own payment rates.

In addition, in case a drug product needs companion diagnostics, then companion diagnostic tests require coverage and reimbursement separate and apart from the coverage and reimbursement for their companion pharmaceutical or biological products. Similar challenges to obtaining coverage and reimbursement, applicable to pharmaceutical or biological products, will apply to companion diagnostics.

In addition, in most foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing and reimbursement vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the European Union do not follow price structures of the U.S. and generally prices tend to be significantly lower.

Healthcare Reform

The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid healthcare costs, including price-controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. For example, the Affordable Care Act substantially changed the way healthcare is financed by both the government and private insurers, and continues to significantly impact the U.S. pharmaceutical industry. The Affordable Care Act contains provisions that may reduce the profitability of drug products through increased rebates for drugs reimbursed by Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal healthcare programs. The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the HHS Secretary as a condition for states to receive federal matching funds for the manufacturer’s outpatient drugs furnished to Medicaid patients. The Affordable Care Act made several changes to the Medicaid Drug Rebate Program, including increasing pharmaceutical manufacturers’ rebate liability by raising the minimum basic Medicaid rebate on most branded prescription drugs from 15.1% of average manufacturer price (“AMP”), to 23.1% of AMP and adding a new rebate calculation for “line extensions” (i.e., new formulations, such as extended release formulations) of solid oral dosage forms of branded products, as well as potentially impacting their rebate liability by modifying the statutory definition of AMP. The Affordable Care Act also expanded the universe of Medicaid utilization subject to drug rebates by requiring pharmaceutical manufacturers to pay rebates on Medicaid managed care utilization and by enlarging the population potentially eligible for Medicaid drug benefits. Additionally, for a drug product to receive federal reimbursement under the Medicaid or Medicare Part B programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program. The required 340B discount on a given product is calculated based on the AMP and Medicaid rebate amounts reported by the manufacturer.

There remain judicial and Congressional challenges to certain aspects of the Affordable Care Act, as well as efforts by the administration to repeal or replace certain aspects of the Affordable Care Act. Since January 2017, there have been several executive orders and other directives designed to delay the implementation of certain provisions of the Affordable Care Act or otherwise circumvent some of the requirements for health insurance mandated by the Affordable Care Act. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the Affordable Care Act. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the Affordable Care Act have passed. In 2017, the Tax Act repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the Affordable Care Act on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” In addition, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the Affordable Care Act’s mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminates the health insurer tax. The Bipartisan Budget Act of 2018, among other things, amended the Affordable Care Act, effective January 1, 2019, to close the coverage gap in most Medicare Part D drug plans. In December 2018, CMS published a new final rule permitting further collections and payments to and from certain ACA-qualified health plans and health insurance issuers under the Affordable Care Act risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. In April 2020, the U.S. Supreme Court reversed a federal circuit decision that previously upheld Congress’ denial of $12.0 billion in “risk corridor” funding. In December 2018, a Texas U.S. District Court Judge ruled that the Affordable Care Act is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Act. Additionally, in December 2019, the U.S Court of Appeals for the Fifth Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the Affordable Care Act are invalid as well. In March 2020, the U.S. Supreme Court granted the petitions for writs of certiorari to review this case. It is unclear how such litigation and other efforts to repeal and replace the Affordable Care Act will impact the Affordable Care Act and our business. We will continue to evaluate the effect that the Affordable Care Act and its possible repeal and replacement has on our business. Complying with any new legislation, resulting in a material adverse effect on our business.

Other legislative changes have been proposed and adopted in the U.S. since the Affordable Care Act was enacted. These changes included aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, effective April 1, 2013, which, due to subsequent legislative amendments, will stay in effect through 2030 unless additional congressional action is taken. The CARES Act, which was signed into law in March 2020, and designed to provide financial support and resources to individuals and businesses affected by COVID-19 pandemic, suspended the 2% Medicare sequester from May 1, 2020, through December 31, 2020, and extended the sequester by one year, through 2030, in order to offset the added expense of the 2020 suspension. The American Taxpayer Relief Act of 2012, among other things, reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on customers for our drugs, if approved, and accordingly, our financial operations.

Additionally, there has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drug products. For example, at the federal level, the administration’s budget proposals for fiscal year 2021 includes a $135.0 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients, and increase patient access to lower-cost generic and biosimilar drugs. On March 10, 2020, the administration sent “principles” for drug pricing to Congress, calling for legislation that would, among other things, cap Medicare Part D beneficiary out-of-pocket pharmacy expenses, provide an option to cap Medicare Part D beneficiary monthly out-of-pocket expenses, and place limits on pharmaceutical price increases. Additionally, the administration previously released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contained proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. Although a number of these and other measures may require additional authorization to become effective, Congress and the administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. For example, on July 24, 2020, the administration announced four executive orders to lower drug prices, including allowing importation of certain drugs, changing how drug rebates are negotiated by middlemen, like pharmacy benefit managers, and directing such rebates to be passed to patients as point-of-sale discounts, and requiring Medicare to pay certain Part B drugs at the lowest price available in economically comparable countries (the details of which were released on September 13, 2020 and also expanded the policy to cover certain Part D drugs). The president has delayed the effective date of the international drug pricing order, pending discussion with major drug companies. How these executive orders will be implemented and their impact on the industry remain uncertain. Additionally, the FDA recently released a final rule, effective November 30, 2020, implementing a portion of the importation executive order providing guidance for states to build and submit importation plans for drugs from Canada. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. It is possible that additional governmental action is taken in response to the ongoing COVID-19 pandemic, which may impact our business. We are unable to predict the future course of federal or state healthcare legislation in the U.S. directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. These and any further changes in the law or regulatory framework that reduce our revenue or increase our costs could also have a material and adverse effect on our business, financial condition and results of operations.

Facilities

Our principal executive office is located in New York, New York, where we lease approximately 7,900 square feet of office space under a lease that terminates in 2027. We also occupy approximately 8,200 square feet of office space in San Francisco, California, under a lease that terminates in 2022. We believe that these existing facilities will be adequate for our current needs and that suitable additional or alternative space will be available in the future on commercially reasonable terms, if required.

Human Capital

As of November 30, 2020, we had 28 employees, all of whom were full-time and 15 of whom were engaged in research and development activities. Of these employees, 14 are located in New York, New York, 12 are located in San Francisco, California and two are located in Massachusetts. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

We recognize that attracting, motivating and retaining talent at all levels is vital to our continued success. Our employees are a significant asset and we aim to create an environment that is equitable, inclusive and representative in which our employees can grow and advance their careers, with the overall goal of developing, expanding and retaining our workforce to support our current pipeline and future business goals. By focusing on employee retention and engagement, we also improve our ability to support our clinical-stage platform, business and operations, and also protect the long-term interests of our securityholders. Our success also depends on our ability to attract, engage and retain a diverse group of employees. Our efforts to recruit and retain a diverse and passionate workforce include providing competitive compensation and benefits packages and ensuring we listen to our employees.

We value agility, passion and teamwork, and are building a diverse environment where our employees can thrive and one that inspires exceptional contributions and professional and personal development in order to achieve our mission to significantly change the practice of oncology. Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants. The principal purposes of our equity and cash incentive plans are to attract, retain and reward personnel through the granting of stock-based and cash-based compensation awards, in order to increase stockholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives. We are committed to providing a competitive and comprehensive benefits package to our employees. Our benefits package provides a balance of protection along with the flexibility to meet the individual health and wellness needs of our employees.

We plan to continue to develop our efforts related to attracting, retaining and motivating our workforce as we grow and develop and hire more employees.

Legal Proceedings

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not currently a party to any material legal proceedings. Regardless of outcome, such proceedings or claims can have an adverse impact on us because of defense and settlement costs, diversion of resources and other factors, and there can be no assurances that favorable outcomes will be obtained.

NUVATION BIO’S EXECUTIVE COMPENSATION

Nuvation Bio’s named executive officers for the year ended December 31, 2019, consisting of its principal executive officer and the next two most highly compensated executive officers, were:

•	David Hung, M.D., President and Chief Executive Officer;

•	Gary Hattersley, Ph.D., Chief Scientific Officer; and

•	Thomas Templeman, Ph.D., Senior Vice President, Pharmaceutical Operations and Quality.

Summary Compensation Table

The following table sets forth information concerning the compensation of Nuvation Bio’s named executive officers for the year ended December 31, 2019:

Name and Principal Position	Fiscal Year	Salary	Bonus(1)	Option Awards	All Other Compensation		Total
David Hung, M.D. President and Chief Executive Officer	2019	$217,708	$142,500	—	$3,563	(2)	$363,771
Gary Hattersley, Ph.D.(3) Chief Scientific Officer	2019	194,792	89,250	—	31,017	(4)	315,059
Thomas Templeman, Ph.D.(5) Senior Vice President, Pharmaceutical Operations and Quality	2019	183,333	72,000	—	39,547	(6)	294,880

(1)

Represents amounts earned under Nuvation Bio’s bonus program based on the achievement of individual performance goals and other factors deemed relevant by the compensation committee of Nuvation Bio’s board of directors. Nuvation Bio’s performance goals related to its establishment and the development of its preclinical programs. For 2019, Drs. Hung, Hattersley and Templeman were awarded 100%, 90% and 90%, respectively, of their 2019 target performance bonus, based upon their individual performance. Whether or not a bonus is paid for any year is solely within the discretion of Nuvation Bio’s compensation committee upon delegation by its board of directors. While Nuvation Bio’s compensation committee has established general guidelines related to bonus target amounts and the portion of each named executive officer’s annual cash bonus that is tied to company-wide, department or personal performance components, the compensation committee exercises broad discretion in determining the amount of cash bonuses. Accordingly, Nuvation Bio does not consider these bonuses to be “Non-Equity Incentive Plan Compensation” within the meaning of applicable SEC rules.

(2)	Consists of 401(k) matching contributions.
(3)	Dr. Hattersley joined Nuvation Bio in July 2019.
(4)	Consists of $27,829 in reimbursed commuting expenses and $3,188 in 401(k) matching contributions.
(5)	Dr. Templeman joined Nuvation Bio in July 2019.
(6)	Consists of $36,547 in reimbursed commuting expenses and $3,000 in 401(k) matching contributions.

Outstanding Equity Awards as of December 31, 2019

There were no outstanding equity awards held by Nuvation Bio’s named executive officers as of December 31, 2019.

Pension Benefits

The named executive officers did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by Nuvation Bio during 2019.

Nonqualified Deferred Compensation

The named executive officers did not participate in, or earn any benefits under, a nonqualified deferred compensation plan sponsored by Nuvation Bio during 2019.

Employment Arrangements with Executive Officers

The offer letters to Nuvation Bio’s named executive officers and current Chief Financial Officer are summarized below.

David Hung, M.D.

In February 2019, we entered into an offer letter with Dr. Hung, our President and Chief Executive Officer. Pursuant to the offer letter, Dr. Hung’s initial base salary was established at $475,000 per year, and his annual target bonus was subsequently established at 75% of his annual base salary, based upon achievement of mutually agreed upon performance objectives and other criteria determined by our board of directors.

Gary Hattersley, Ph.D.

In June 2019, we entered into an offer letter with Dr. Hattersley, our Chief Scientific Officer. Pursuant to the offer letter, Dr. Hattersley’s initial base salary was established at $425,000 per year. In addition, Dr. Hattersley was initially eligible to receive an annual cash bonus of up to 40% of his annual base salary based upon achievement of mutually agreed upon performance objectives and other criteria determined by our board of directors.

Thomas Templeman, Ph.D.

In June 2019, we entered into an offer letter with Dr. Templeman, our Senior Vice President, Pharmaceuticals Operations and Quality. Pursuant to the offer letter, Dr. Templeman’s initial base salary was established at $400,000 per year. In addition, Dr. Templeman was initially eligible to receive an annual cash bonus of up to 40% of his annual base salary based upon achievement of mutually agreed upon performance objectives and other criteria determined by our board of directors.

Jennifer Fox

In October 2020, we entered into an offer letter with Ms. Fox, our Chief Financial Officer. Pursuant to the offer letter, Ms. Fox’s initial base salary was established at $525,000 per year. In addition, Ms. Fox was eligible to receive an annual cash bonus of up to $105,000 in 2020 and up to 60% of her annual base salary in 2021, based upon achievement of mutually agreed upon performance objectives and other criteria determined by our board of directors. Ms. Fox is also eligible for a retention bonus of $475,000 upon the one year anniversary of the commencement of her employment. The offer letter also provides Ms. Fox with severance benefits, which are generally identical to those provided under the severance policy, with the addition of six months of accelerated equity award vesting upon a termination without cause or a resignation for “good reason” (as defined in the policy).

Severance Policy

Under Nuvation Bio’s severance policy applicable to executive officers, upon an involuntary termination without cause, executive officers designated as Tier 1 (which includes all of Nuvation Bio’s current executive officers) are eligible to receive, upon execution of a release of claims, cash severance in an amount equal to 12 months of base salary (nine months for Tier 2 and six months for Tier 3), as well as 12 months of COBRA health insurance reimbursement (nine months for Tier 2 and six months for Tier 3). Upon a termination without cause or a resignation for “good reason” (as defined in the policy) within 12 months after a change in control of Nuvation Bio, executive officers are eligible to receive the cash severance and COBRA reimbursement described above and also (1) a lump sum cash payment equal to 100% of target annual bonus if designated as Tier 1 (75% for Tier 2 and 50% for Tier 3); and (2) full acceleration of vesting of any equity awards that are subject to vesting based solely on the passage of time. Vesting of any equity awards that contain unachieved performance conditions at the time of termination is not accelerated under the policy.

Employee Benefit Plans

Equity-based compensation has been and will continue to be an important foundation in executive compensation packages as Nuvation Bio believes it is important to maintain a strong link between executive incentives and the creation of stockholder value. Nuvation Bio believes that performance and equity-based compensation can be an important component of the total executive compensation package for maximizing stockholder value while, at the same time, attracting, motivating and retaining high-quality executives. Formal guidelines for the allocations of cash and equity-based compensation have not yet been determined, but it is expected that the 2021 Plan described in Proposal No. 4 will be an important element of New Nuvation Bio’s compensation arrangements for both executive officers and directors, and that the executive officers will also be eligible to participate in the 2021 ESPP described in Proposal No. 5. Below is a description of the 2019 Plan.

The 2019 Plan

The Nuvation Bio board of directors adopted, and Nuvation Bio’s stockholders approved, the 2019 Plan in March 2019. The Nuvation Bio board of directors subsequently amended the 2019 Plan, and Nuvation Bio’s stockholders approved the amended 2019 Plan in June 2019.

Share Reserve. Subject to the provisions in the 2019 Plan regarding capitalization adjustments, the aggregate number of shares of Nuvation Bio common stock that may be issued pursuant to stock awards will not exceed 53,731,565 shares (the “2019 Plan Share Reserve”).

Stock Awards. The 2019 Plan provides for the grant of options to purchase shares of Nuvation Bio common stock intended to qualify as ISOs, NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards and other stock awards (collectively, “stock awards”). ISOs may be granted only to Nuvation Bio employees and the employees of any parent corporation or subsidiary corporation. All other awards may be granted to Nuvation Bio employees, non-employee directors and consultants and the employees and consultants of Nuvation Bio affiliates. Nuvation Bio has only granted stock options under the 2019 Plan. As of October 31, 2020, 41,994,218 shares of Nuvation Bio common stock were issuable pursuant to outstanding options and 11,737,347 shares of Nuvation Bio common stock were available for future issuance under the 2019 Plan.

If a stock award granted under the 2019 Plan expires or otherwise terminates without being exercised in full, or is settled in cash, the shares of Nuvation Bio common stock not acquired pursuant to the stock award again will not reduce or offset the number of shares of Nuvation Bio common stock available under the 2019 Plan. In addition, the following shares may become available for the grant of new stock awards under the 2019 Plan: (1) shares that are forfeited to or repurchased by Nuvation Bio prior to becoming fully vested; (2) shares withheld to satisfy income or employment withholding taxes; or (3) shares used to pay the exercise or purchase price of a stock award.

Administration. The Nuvation Bio board of directors, or a duly authorized committee thereof, has the authority to administer the 2019 Plan and is referred to as the “plan administrator” in this description of the 2019 Plan. The Nuvation Bio board of directors may also delegate to one or more officers the authority to (1) designate employees (other than other officers) to be recipients of certain stock awards, and (2) determine the number of shares of common stock to be subject to such stock awards. Subject to the terms of the 2019 Plan, the plan administrator determines the award recipients, dates of grant, the numbers and types of stock awards to be granted and the applicable fair market value and the provisions of the stock awards, including the period of their exercisability, the vesting schedule applicable to a stock award and any repurchase rights that may apply.

The plan administrator has the authority to modify outstanding awards, including reducing the exercise, purchase or strike price of any outstanding stock award, canceling any outstanding stock award in exchange for new stock awards, cash or other consideration or taking any other action that is treated as a repricing under GAAP, with the consent of any adversely affected participant.

Stock Options. ISOs and NSOs are granted pursuant to stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of Nuvation Bio common stock on the date of grant. Options granted under the 2019 Plan vest at the rate specified by the plan administrator.

The plan administrator determines the term of stock options granted under the 2019 Plan, up to a maximum of ten years. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s service relationship with Nuvation Bio, or any of its affiliates, ceases for any reason other than disability, death or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. The option term may be extended in the event that the exercise of the option following such a termination of service is prohibited by applicable securities laws. If an optionholder’s service relationship with Nuvation Bio or any of its affiliates ceases due to disability or death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, options generally terminate immediately upon termination. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of Nuvation Bio common stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO, (5) deferred payment or a similar arrangement with the optionholder and (6) other legal consideration approved by the plan administrator.

Tax Limitations on Incentive Stock Options. The aggregate fair market value, determined at the time of grant, of Nuvation Bio common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all Nuvation Bio stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of the total combined voting power of Nuvation Bio or that of any of its affiliates unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (2) the term of the ISO does not exceed five years from the date of grant.

Incentive Stock Option Limit. The maximum number of shares of Nuvation Bio common stock that may be issued upon the exercise of ISOs under the 2019 Plan is equal to three times the 2019 Plan Share Reserve.

Restricted Stock Awards. Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the plan administrator. Restricted stock awards may be granted in consideration for (1) cash, check, bank draft or money order, (2) services rendered to Nuvation Bio or its affiliates or (3) any other form of legal consideration. Common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in Nuvation Bio’s favor in accordance with a vesting schedule to be determined by the plan administrator. A restricted stock award may be transferred only upon such terms and conditions as set by the plan administrator. Except as otherwise provided in the applicable award agreement, restricted stock awards that have not vested may be forfeited or repurchased by Nuvation Bio upon the participant’s cessation of continuous service for any reason. No restricted stock awards have been granted under the Plan.

Restricted Stock Unit Awards. Restricted stock unit awards are granted under restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to Nuvation Bio’s board of directors and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the administrator or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock unit awards that have not vested will be forfeited once the participant’s continuous service ends for any reason. No restricted stock unit awards have been granted under the Plan.

Changes to Capital Structure. In the event that there is a specified type of change in Nuvation Bio’s capital structure, such as a stock split or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2019 Plan, (2) the class and maximum number of shares that may be issued upon the exercise of ISOs and (3) the class and number of shares and price per share of stock subject to outstanding stock awards.

Corporate Transactions. The 2019 Plan provides that in the event of certain specified significant corporate transactions, unless otherwise provided in an award agreement or other written agreement between Nuvation Bio and the award holder, the plan administrator may take one or more of the following actions with respect to each stock award, contingent upon the closing or completion of the transaction: (1) arrange for the assumption, continuation or substitution of the stock award by a successor corporation, (2) arrange for the assignment of any reacquisition or repurchase rights held by Nuvation Bio in respect of Nuvation Bio common stock issued pursuant to the stock award to a successor corporation, (3) accelerate the vesting, in whole or in part, of the stock award and provide for its termination if not exercised prior to the effective time of the transaction, (4) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by Nuvation Bio with respect to the stock award, (5) cancel or arrange for the cancellation of the stock award, to the extent not vested or not exercised prior to the effective time of the transaction, in exchange for a cash payment, or no payment, as determined by the plan administrator or (6) make a payment, in the form determined by the plan administrator, equal to the excess, if any, of the value of the property the holder would have received upon exercise of the stock award immediately prior to the effective time of the transaction over any exercise price payable by the holder (which payment may be delayed to the same extent that payment of consideration to the holders of Nuvation Bio common stock in connection with the transaction is delayed as a result of any escrow, holdback, earnout or other contingencies). The plan administrator is not obligated to treat all stock awards or portions thereof in the same manner, and the plan administrator may take different actions with respect to the vested and unvested portions of a stock award.

Under the 2019 Plan, a corporate transaction is generally the consummation of (1) a sale or other disposition of all or substantially all of the consolidated assets of Nuvation Bio and its subsidiaries, (2) a sale or other disposition of more than 50% of Nuvation Bio’s outstanding securities, (3) a merger, consolidation or similar transaction following which Nuvation Bio is not the surviving corporation or (4) a merger, consolidation or similar transaction following which Nuvation Bio is the surviving corporation but the shares of Nuvation Bio common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.

Change in Control. In the event of a change in control, awards granted under the 2019 Plan will not by operation receive additional acceleration of vesting and exercisability, although this treatment may be provided for in a stock award agreement or other written agreement between Nuvation Bio or its affiliates and the award holder. Under the 2019 Plan, a change in control is generally (1) the acquisition by a person or entity of more than 50% of the combined voting power of Nuvation Bio other than by merger, consolidation or similar transaction; (2) a consummated merger, consolidation or similar transaction immediately after which Nuvation Bio’s stockholders cease to own more than 50% of the combined voting power of the surviving entity (3) a consummated sale, lease, exclusive license or other disposition of all or substantially all of Nuvation Bio’s consolidated assets other than to an entity more than 50% of the combined voting power of which is owned by Nuvation Bio’s stockholders.

Transferability. A participant generally may not transfer stock awards under the 2019 Plan other than by will, the laws of descent and distribution or as otherwise approved by Nuvation Bio’s board of directors.

Amendment and Termination. Nuvation Bio’s board of directors has the authority to amend, suspend or terminate the 2019 Plan at any time, provided that, with certain exceptions, such action does not impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of Nuvation Bio’s stockholders. Unless terminated sooner by the Nuvation Bio board of directors, the 2019 Plan will automatically terminate in March 2029. No stock awards may be granted under the 2019 Plan while it is suspended or terminated. If the 2021 Plan is approved by the stockholders of Panacea, New Nuvation Bio will not grant any further awards pursuant to the 2019 Plan.

Emerging Growth Company Status

Nuvation Bio will be an “emerging growth company,” as defined in the JOBS Act. As an emerging growth company it will be exempt from certain requirements related to executive compensation, including the requirements to hold a nonbinding advisory vote on executive compensation and to provide information relating to the ratio of total compensation of its President and Chief Executive Officer to the median of the annual total compensation of all of its employees, each as required by the Investor Protection and Securities Reform Act of 2010, which is part of the Dodd-Frank Act.

Executive Compensation Following the Business Combination

Following the Business Combination, the Compensation Committee will oversee the compensation policies, plans and programs and review and determine compensation to be paid to executive officers, directors and other senior management, as appropriate. The compensation policies followed by New Nuvation Bio will be intended to provide for compensation that is sufficient to attract, motivate and retain executives of Nuvation Bio and potential other individuals and to establish an appropriate relationship between executive compensation and the creation of stockholder value.

SELECTED HISTORICAL FINANCIAL INFORMATION OF NUVATION BIO

The following selected historical financial information of Nuvation Bio set forth below should be read in conjunction with “Nuvation Bio Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Nuvation Bio’s historical financial statements and the related notes thereto contained elsewhere in this proxy statement/prospectus.

The selected consolidated statements of operations data for the year ended December 31, 2019 and the period from March 20, 2018 (inception) to December 31, 2018, and the selected consolidated balance sheet data as of December 31, 2019 and 2018 are each derived from Nuvation Bio’s audited consolidated financial statements appearing elsewhere in this proxy statement/prospectus. The selected consolidated statements of operations data for the nine months ended September 30, 2020 and 2019, and the selected consolidated balance sheet data as of September 30, 2020 are derived from Nuvation Bio’s unaudited condensed consolidated financial statements appearing elsewhere in this proxy statement/prospectus. The Nuvation Bio unaudited interim condensed consolidated financial statements were prepared on the same basis as its audited annual financial statements and include all adjustments, consisting only of normal recurring adjustments that are considered necessary for a fair presentation of the financial information set forth in those statements. The historical results are not necessarily indicative of the results to be expected in the future.

	Nine Months Ended September 30,		Year Ended December 31, 2019	Period from March 20, 2018 (inception) to December 31, 2018
	2020	2019
	(In thousands, except share and per share data)
Consolidated Statements of Operations Data:
Operating expenses:
Research and development	$23,267	$16,306	$25,106	$362
General and administrative	6,516	5,172	6,993	382

Total operating expenses	29,783	21,478	32,099	744

Loss from operations	(29,783)	(21,478)	(32,099)	(744)

Other income (expense):
Interest income	1,486	654	1,287	—
Investment advisory fees	(168)	(70)	(135)	—
Realized gain on marketable securities	86	11	53	—
Interest expense	—	(2,658)	(2,658)	—

Total other income (expense)	1,404	(2,063)	(1,453)	—

Loss before income taxes	(28,379)	(23,541)	(33,552)	(744)
Provision for income taxes	—	—	—	—

Net loss	$(28,379)	$(23,541)	$(33,552)	$(744)

Net loss per share, basic and dilutive(1)	$(0.11)	$(0.12)	$(0.16)	$(0.01)

Weighted average common shares outstanding, basic and diluted(1)	268,251,587	196,440,435	206,672,024	80,989,011

(1)	See Note 2 to the audited financial statements and Note 2 to the unaudited financial statements for further details on the calculation of net loss per share.

	As of September 30, 2020	As of December 31,
		2019	2018
	(In thousands)
Consolidated Balance Sheet Data:
Total assets	$99,422	$120,952	$158
Total liabilities	7,576	3,204	902
Total stockholders’ deficit	(50,018)	(24,116)	(744)

NUVATION BIO MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provide information which Nuvation Bio’s management believes is relevant to an assessment and understanding of Nuvation Bio’s consolidated results of operations and financial condition. You should read the following discussion and analysis of Nuvation Bio’s financial condition and results of operations together with the section titled “Selected Consolidated Financial Information of Nuvation Bio” and Nuvation Bio’s audited consolidated financial statements and notes thereto and unaudited condensed consolidated financial statements and notes thereto included elsewhere in this proxy statement/prospectus. This discussion and analysis should also be read together with Nuvation Bio’s pro forma financial information as of and for the year ended December 31, 2019 and nine months ended September 30, 2020. In addition to historical financial information, this discussion contains forward-looking statements based upon Nuvation Bio’s current expectations that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this proxy statement/prospectus. Unless otherwise indicated or the context otherwise requires, references in this Nuvation Bio Management’s Discussion and Analysis of Financial Condition and Results of Operations section to “Nuvation Bio,” “we,” “us,” “our,” and other similar terms refer to Nuvation Bio and its consolidated subsidiaries.

Overview

We are a clinical-stage biopharmaceutical company tackling some of the greatest unmet needs in oncology by developing differentiated and novel therapeutic candidates. We were founded by our chief executive officer, David Hung, M.D., who founded Medivation, Inc. and led its successful development of oncology drugs Xtandi® and talazoparib (now marketed as Talzenna®), leading to its $14.3 billion sale to Pfizer Inc. (“Pfizer”) in 2016. We leverage our team’s extensive expertise in medicinal chemistry and drug development to pursue targets validated by strong clinical or preclinical data in oncology and discover novel small molecules that improve the activity and overcome the liabilities of currently marketed drugs or best-in-development therapeutic candidates. In addition to our focus on development of small molecules for validated targets, we are also developing novel therapeutic candidates based on our DDC platform. Utilizing this platform, we are able to conjugate tissue-selective targeted small molecules with anti-tumor agents to create unique therapeutic candidates. We began treating high-grade glioma patients in a Phase 1/2 clinical trial of our lead product candidate in December 2020 and expect to report top-line data from the Phase 1 portion of this trial in 2022. We plan to initiate multiple other Phase 1 trials through 2022 and to submit up to an additional five IND applications over the next six years across our pipeline of therapeutic product candidates.

COVID-19 Business Update

In March 2020, the World Health Organization declared COVID-19 a global pandemic. COVID-19 has had a minimal impact on our operations. Management is unable to estimate the future financial effects, if any, to our business as a result of COVID-19 because of the high level of uncertainties and unpredictable outcomes of this disease.

We are continuing to evaluate the impact of COVID-19 pandemic on our business and are taking proactive measures to protect the health and safety of our employees, as well as to maintain business continuity. Based on guidance issued by federal, state and local authorities, we transitioned to a remote work model for our employees, effective March 16, 2020. We believe that the measures we are implementing are appropriate, reflecting both regulatory and public health guidance, to maintain business continuity. We will continue to closely monitor and seek to comply with guidance from governmental authorities and adjust our activities as appropriate.

The ultimate impact of the COVID-19 pandemic or a similar health epidemic is highly uncertain and subject to change. We do not yet know the full extent of potential delays or impacts on our business, our clinical trial, healthcare systems or the global economy as a whole. However, these effects could harm our operations, and we will continue to monitor the COVID-19 situation closely.

Financial Overview

Since our inception in 2018, we have focused substantially all of our resources on conducting research and development activities, including drug discovery and preclinical studies, establishing and maintaining our intellectual property portfolio, the manufacturing of clinical and research material, developing our in-house manufacturing capabilities, hiring personnel, raising capital and providing general and administrative support for these operations. We have not recorded revenue from product sales or collaboration activities, or any other source. We have funded our operations to date primarily from convertible notes and the issuance and sale of our common and preferred stock.

We have incurred net losses in each year since inception. Our net losses were $33.6 million and $0.7 million for 2019 and 2018, respectively. Our net losses were $28.4 million and $23.5 million for the nine months ended September 30, 2020 and 2019, respectively. As of September 30, 2020, we had an accumulated deficit of $62.7 million. Substantially all of our net losses have resulted from costs incurred in connection with our research and development programs and from general and administrative costs associated with our operations. We expect to continue to incur significant expenses and increasing operating losses over at least the next several years. We expect our expenses will increase substantially in connection with our ongoing activities, as we:

•	advance product candidates through clinical trials;

•	pursue regulatory approval of product candidates;

•	operate as a public company;

•	continue our preclinical programs and clinical development efforts;

•	continue research activities for the discovery of new product candidates; and

•	manufacture supplies for our preclinical studies and clinical trials.

Components of Results of Operations

Research and Development Expenses

Research and development expenses include:

•	expenses incurred under agreements with third-party contract organizations, and consultants;

•	costs related to production of drug substance, including fees paid to contract manufacturers;

•	laboratory and vendor expenses related to the execution of preclinical trials; and

•	employee-related expenses, which include salaries, benefits and stock-based compensation.

We expense all research and development costs in the periods in which they are incurred. Costs for certain development activities are recognized based on an evaluation of the progress to completion of specific tasks and estimates of services performed using information and data provided to us by our vendors and third-party service providers. Nonrefundable advance payments for goods or services to be received in future periods for use in research and development activities are deferred and capitalized. The capitalized amounts are then expensed as the related goods are delivered and as services are performed. We expense in-process research and development projects acquired as part of asset acquisitions that have no alternative future use.

To date, the majority of these expenses have been incurred to advance our lead product candidate, NUV-422.

We expect our research and development expenses to increase substantially for the foreseeable future as we continue to invest in research and development activities related to developing our product candidates, as our product candidates advance into later stages of development, and as we begin to conduct clinical trials. The process of conducting the necessary clinical research to obtain regulatory approval is costly and time-consuming, and the successful development of our product candidates is highly uncertain. As a result, we are unable to determine the duration and completion costs of our research and development projects or when and to what extent we will generate revenue from the commercialization and sale of any of our product candidates.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel-related costs, facilities costs, depreciation and amortization expenses and professional services expenses, including legal, human resources, audit and accounting services. Personnel-related costs consist of salaries, benefits and stock-based compensation. Facilities costs consist of rent and maintenance of facilities. We expect our general and administrative expenses to increase for the foreseeable future due to anticipated increases in headcount to advance our product candidates and as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC, NYSE, additional insurance expenses, investor relations activities and other administrative and professional services.

Other Income (Expense), Net

Other income (expense) primarily consists of interest earned on our cash equivalents and investments and interest expense related to convertible notes

Results of Operations

Nine Months Ended September 30, 2020 and 2019

	Nine Months Ended September 30,		Increase / (Decrease)
	2020	2019
	(In thousands)
Operating expenses:
Research and development	$23,267	$16,306	$6,961
General administrative	6,516	5,172	1,344

Total operating expenses	29,783	21,478	8,305

Loss from operations	(29,783)	(21,478)	(8,305)
Other income (expense), net	1,404	(2,063)	3,467

Net loss	$(28,379)	$(23,541)	$(4,838)

Research and Development Expenses

Research and development expenses increased by $7.0 million for the nine months ended September 30, 2020, compared to the same period in 2019. The increase was primarily due to a $10.4 million increase in third-party costs related to the advancement of our preclinical programs and $6.3 million increase in personnel related costs, offset by a $9.7 million decrease in asset acquisition costs in the prior period related to the purchase of in-process research and development.

General and Administrative Expenses

General and administrative expenses increased by $1.3 million for the nine months ended September 30, 2020, compared to the same period in 2019. The increase was primarily due to a $1.3 million increase in personnel-related costs driven by an increase in headcount, $0.7 million increase in rent expense, $0.6 million increase in professional fees, $0.4 million increase in legal fees and $0.4 million increase in other miscellaneous expenses, partially offset by a $2.0 million decrease in consulting fees related to financing strategies.

Other Income (Expense), Net

Other income (expense), net increased by $3.5 million for the nine months ended September 30, 2020 compared to the same period in 2019. The increase was due to a $0.7 million net increase in investment income from higher cash and investment balances during the nine months ended September 30, 2020 than the comparative period. Also, non-cash interest expense was zero during the nine months ended September 2020 compared to $2.7 million in the comparative period because the convertible notes were converted to Series A preferred stock in 2019.

Year Ended December 31, 2019 and Period from March 20, 2018 (Inception) to December 31, 2018

	Year Ended December 31,	Period from March 20, 2018 (Inception) to December 31,	Increase / (Decrease)
	2019	2018
	(In thousands)
Operating expenses:
Research and development	$25,106	$362	$24,744
General and administrative	6,993	382	6,611

Total operating expenses	32,099	744	31,355

Loss from operations	(32,099)	(744)	(31,355)
Other income (expense), net	(1,453)	—	(1,453)

Net loss	$(33,552)	$(744)	$(32,808)

Research and Development Expenses

Research and development expenses increased by $24.7 million for the year ended December 31, 2019 compared to the period from March 20, 2018 to December 31, 2018. The increase was primarily due to an $11.9 million increase in third-party costs related to research services and manufacturing to advance our current preclinical programs. Also, personnel-related costs increased by $3.1 million as a result of increased employee headcount. In addition, we acquired in-process research and development for $9.7 million as part of an asset acquisition in the year ended December 31, 2019.

General and Administrative Expenses

General and administrative expenses increased by $6.6 million for the year ended December 31, 2019 compared to the period from March 20, 2018 to December 31, 2018. The increase was primarily due to a $1.4 million increase in accounting and consulting expenses and a $1.3 million increase in personnel-related costs driven by an increase in headcount.

Other Income (Expense), Net

Other income (expense), net decreased by $1.5 million for the year ended December 31, 2019 compared to the period from March 20, 2018 to December 31, 2018. The decrease was primarily due to $2.7 million in non-cash interest expense related to convertible notes, partially offset by net interest income of $1.2 million from the investment of the net proceeds from our Series A preferred stock financing completed during 2019. There were no convertible notes or investments in 2018.

Liquidity, Capital Resources and Plan of Operations

Since our inception through September 30, 2020, our operations have been financed primarily by the sale of convertible promissory notes and the sale and issuance of Series A preferred stock and common stock, which resulted in net proceeds of $152.4 million. As of September 30, 2020, we had $96.7 million in cash and investments, and an accumulated deficit of $62.7 million. In October 2020, we received $135.6 million in net proceeds from the sale and issuance of the Series A preferred stock.

Our primary use of cash is to fund operating expenses, which consist of research and development expenses related to our lead product candidate, NUV-422, and preclinical programs, and to a lesser extent, general and administrative expenses. Cash used to fund operating expenses is impacted by the timing of when we pay these expenses, as reflected in the change in our outstanding accounts payable and accrued expenses.

Based upon our current operating plan, we believe that our existing cash investments as of June 30, 2020, together with the net proceeds from the second tranche closing of the Series A preferred stock in October 2020, will enable us to fund our operating expenses and capital expenditure requirements through at least the next 12 months from the date of this proxy statement/prospectus.

We expect to incur substantial expenses in the foreseeable future for the development and potential commercialization of our product candidates and ongoing internal research and development programs. At this time, we cannot reasonably estimate the nature, timing or aggregate amount of costs for our development, potential commercialization, and internal research and development programs. However, in order to complete our current and future preclinical studies and clinical trials, and to complete the process of obtaining regulatory approval for our product candidates, as well as to build the sales, marketing and distribution infrastructure that we believe will be necessary to commercialize our product candidates, if approved, we may require substantial additional funding in the future.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31, 2019	Period from March 20, 2018 (Inception) to December 31, 2018	Nine Months Ended September 30,
			2020	2019
		(In thousands)
Cash used in operating activities	$(24,432)	$(462)	$(23,592)	$(15,036)
Cash (used in) provided by investing activities	(115,855)	—	27,945	(123,090)
Cash provided by financing activities	143,618	600	500	143,862

Net increase in cash and cash equivalents	$3,331	$138	$4,853	$5,736

Operating Activities

During the nine months ended September 30, 2020, cash used in operating activities of $23.6 million was attributable to a net loss of $28.4 million, partially offset by non-cash charges of $1.5 million and a net change of $3.3 million in our net operating assets and liabilities. The non-cash charges consisted primarily of stock-based compensation of $1.1 million and amortization of premium on marketable securities of $0.4 million. The change in operating assets and liabilities was primarily due to a $1.4 million increase in accrued expenses driven by increased accrued employee compensation, a $1.7 million increase in accounts payable primarily driven by on-going organizational costs related to the merger with Panacea, and a $0.5 million increase in interest receivable on marketable securities and deferred rent. This was partially offset by a $0.3 million decrease in prepaid expenses.

During the nine months ended September 30, 2019, cash used in operating activities of $15.0 million was attributable to a net loss of $23.5 million, partially offset by $7.5 million in non-cash charges and a net change of $1.0 million in our net operating assets and liabilities. The non-cash charges consisted of $4.7 million of expense related to the issuance of common stock for the purchase of in-process research and development and $2.7 million in interest expense related to convertible debt. The change in operating assets and liabilities was primarily due to a $2.1 million increase in accounts payable and accrued expenses resulting primarily from increases in our research and development activities, offset by a $0.7 million decrease in interest receivable on marketable securities and prepaid expenses, and a $0.4 million decrease in payment of lease security deposit.

In 2019, cash used in operating activities of $24.4 million was attributable to a net loss of $33.6 million partially offset by $7.6 million in non-cash charges and a net change of $1.5 million in our net operating assets and liabilities. The non-cash charges consisted of $4.7 million in expense related to the issuance of common stock for the purchase of in-process research and development, non-cash interest expense of $2.7 million, and amortization of premium on marketable securities of $0.3 million. The change in operating assets and liabilities was primarily due to $2.9 million increase in accounts payable and accrued expenses resulting from increases in our operating activities, primarily in research and development. This was partially offset by a $1.4 million decrease in prepaid expenses and other current assets resulting from the timing of prepayments made for research and development activities, receipt of interest receivable on marketable securities and payment of security deposit for the lease.

In 2018, cash used in operating activities of $0.5 million was attributable to a net loss of $0.7 million, partially offset by a net change of $0.3 million in our net operating assets and liabilities. The change in operating assets and liabilities was primarily due to $0.2 million increase accrued expenses primarily driven by increases in accrued compensation and our research and development activities.

Investing Activities

During the nine months ended September 30, 2020, cash provided by investing activities of $27.9 million was related to proceeds from sale of marketable securities and investments held to maturity of $35.3 million, partially offset by the purchase of marketable securities of $7.2 million.

During the nine months ended September 30, 2019, cash used by investing activities of $123.1 million was related to the purchase of marketable securities and investment held to maturity of $141.1 million and purchase of property and equipment of $0.3 million, partially offset by proceeds from sale of marketable securities of $18.3 million.

In 2019, cash used for investing activities of $115.9 million was related to the purchase of marketable securities of $136.2 million, a certificate of deposit for $2.5 million, and property and equipment for $0.7 million, partially offset by $23.5 million of proceeds from the sale of marketable securities.

In 2018, there was no cash used for investing activities.

Financing Activities

During the nine months ended September 30, 2020, cash provided by financing activities of $0.5 million was related to proceeds received in advance for preferred stock subscriptions.

During the nine months ended September 30, 2019, cash provided by financing activities of $143.9 million was related to the net proceeds of $123.5 million from the issuance of preferred stock, $15.0 million of proceeds from convertible debt, $5.0 million from the issuance of common stock, and $0.8 million from proceeds received in advance for and excess preferred stock subscriptions, partially offset by repayment of loan payable to stockholder for $0.4 million.

In 2019, cash provided by financing activities of $143.6 million was related to net proceeds of $124.2 million from the issuance of preferred stock, $15.0 million of proceeds from convertible debt and $5.0 million from the issuance of common stock, partially offset by repayment of loan payable to stockholder for $0.6 million.

In 2018, cash provided by financing activities of $0.6 million was related to net proceeds of $0.6 million from a loan payable to a stockholder.

Contractual Obligations and Commitments

The following table summarizes our commitments and contractual obligations as of September 30, 2020:

	Payments Due By Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(In thousands)
Operating lease obligations	$5,022	$1,221	$1,731	$1,203	$867
Agreement with Sparcbio	6,250	5,000	1,250	—	—

Total	$11,272	$6,221	$2,981	$1,203	$867

The following table summarizes our commitments and contractual obligations as of December 31, 2019:

	Payments Due By Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(In thousands)
Operating lease obligations	$6,395	$1,112	$2,242	$1,151	$1,890
Agreement with Sparcbio	10,000	5,000	5,000	—	—

Total	$16,395	$6,112	$7,242	$1,151	$1,890

We enter into agreements in the normal course of business with vendors for preclinical studies and other service providers for operating purposes. We have not included these payments in the table of contractual obligations above since these contracts are generally cancelable at any time by us following a certain period after notice and therefore, we believe that our non-cancelable obligations under these agreements are not material.

Off-Balance Sheet Arrangements

During 2018, 2019 and the nine months ended September 30, 2020, we did not have any off-balance sheet arrangements as defined in Regulation S-K, Item 303(a)(4)(ii).

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of financial condition and results of operations is based upon our unaudited condensed consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these condensed consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses. On an on-going basis, we evaluate our critical accounting policies and estimates. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable in the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

While our significant accounting policies are described in the notes to our consolidated financial statements, we believe that the following critical accounting policies are most important to understanding and evaluating our reported financial results.

Research and Development Expenses

We expense all research and development costs in the periods in which they are incurred. Costs for certain development activities are recognized based on an evaluation of the progress to completion of specific tasks and estimates of services performed using information and data provided to us by our vendors and third-party service providers. Nonrefundable advance payments for goods or services to be received in future periods for use in research and development activities are deferred and capitalized. The capitalized amounts are then expensed as the related goods are delivered and as services are performed. We expense in-process research and development projects acquired as part of asset acquisitions that have no alternative future use.

Stock-Based Compensation Expense

We estimate the fair value of our stock-based awards to employees and non-employees using the Black-Scholes option-pricing model, which is impacted by our common stock price as well as other variables including, but not limited to, expected term that options will remain outstanding, expected common stock price volatility over the term of the option awards, risk-free interest rates and expected dividends.

The fair value of a stock-based award is recognized over the period during which an optionee is required to provide services in exchange for the option award, known as the requisite service period (usually the vesting period) on a straight-line basis. Stock-based compensation expense is recognized based on the fair value determined on the date of grant and is reduced for forfeitures as they occur.

Estimating the fair value of stock-based awards as of the grant date using valuation models, such as the Black-Scholes option pricing model, is affected by assumptions regarding a number of complex variables. Changes in the assumptions can materially affect the fair value and ultimately how much stock-based compensation expense is recognized. These inputs are subjective and generally require significant analysis and judgment to develop.

Expected Term—We have opted to use the “simplified method” for estimating the expected term of options, whereby the expected term equals the arithmetic average of the vesting term and the original contractual term of the option (generally 10 years).

Expected Volatility—Due to our limited operating history and a lack of company specific historical and implied volatility data, we have based our estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded.

Risk-Free Interest Rate—The risk-free rate assumption is based on the U.S. Treasury instruments with maturities similar to the expected term of our stock options at the time of the grant.

Expected Dividend—We have not issued any dividends in our history and do not expect to issue dividends over the life of the options and therefore have estimated the dividend yield to be zero.

The following assumptions were used to calculate the fair value of awards granted to employees and directors during the period indicated:

Nine Months Ended September 30, 2020
Risk-free interest rate	0.37% -1.64%
Expected term (in years)	6.08 -6.25
Volatility	85%
Dividend yield	0%

We will continue to use judgment in evaluating the expected volatility, expected terms, and interest rates utilized for our stock-based compensation expense calculations on a prospective basis.

Stock-based compensation expense, net of forfeitures, is reflected in the consolidated statements of operations and comprehensive loss as follows (in thousands):

We did not grant stock-based awards to employees and non-employees prior to January 1, 2020.

Nine Months Ended September 30, 2020
Research and development	$866
General and administrative	211

Total stock-based compensation	$1,077

As of September 30, 2020, total unamortized stock-based compensation was $3.7 million and is expected to be recognized within future operating results over a weighted-average period of 3.06 years.

Common Stock Valuations

All options to purchase shares of our common stock are intended to be exercisable at a price per share not less than the per-share fair value of our common stock underlying those options on the date of grant. In the absence of a public trading market for our common stock, on each grant date, our board of directors made a reasonable determination of the fair value of our common stock based on the information known to us on the date of grant, upon a review of any recent events and their potential impact on the estimated fair value per share of the common stock, and timely valuations from an independent third-party valuation firm in accordance with guidance provided by the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The methodology to determine the fair value of our common stock included estimating the fair value of the enterprise using a market approach, which estimates the fair value of the company by including an estimation of the value of the business based on guideline public companies under a number of different scenarios. The assumptions used to determine the estimated fair value of our common stock are based on numerous objective and subjective factors, combined with management judgment, including:

•	external market conditions affecting the pharmaceutical and biotechnology industry and trends within the industry;

•	our stage of development;

•	the rights, preferences and privileges of our convertible preferred stock relative to those of our common stock;

•	the prices at which we sold shares of our convertible preferred stock;

•	our financial condition and operating results, including our levels of available capital resources;

•	the progress of our research and development efforts, our stage of development and business strategy;

•	risk inherent in the development of our product candidates;

•	equity market conditions affecting comparable public companies;

•	general U.S. market conditions; and

•	the lack of marketability of our common stock.

We engaged a third-party valuation firm to assist us in conducting a valuation of our common stock as of September 24, 2019. We utilized the option-pricing method (“OPM”) to backsolve to our June 2019 Series A preferred stock financing to derive the implied equity value for our common stock. Based on our early stage of development and other relevant factors, we determined that the OPM backsolve was the most appropriate method for allocating our enterprise value to determine the estimated fair value of our common stock. We estimated a weighted-average time to an exit (liquidity) event of four years, which was our best estimate for a potential exit scenario for the investors. Volatility of 85.0% was assumed based on an analysis of guideline public companies’ historical equity volatility for the time to an exit. The risk-free rate assumption of 1.519% was based on the yield of similar duration U.S. Treasury bonds. A discount for lack of marketability of 40.0% was applied to the calculated common price per share to arrive at a common stock price per share of $0.34. Our board of directors considered this valuation, and the other factors set forth above, for stock-based awards granted from January 2020 through early September 2020 because there was no significant change to our business since the close of our Series A preferred stock financing.

Qualitative and Quantitative Disclosures about Market Risk

Interest Rate Risk

We had cash and investments of $96.7 million as of September 30, 2020, consisting of cash, money market funds, government securities, and corporate bonds. To date, fluctuations in interest income have not been significant.

We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our consolidated financial statements.

Foreign Currency Risk

Our expenses are generally denominated in U.S. dollars. A 10% increase or decrease in current exchange rates would not have a material effect on our financial results.

Emerging Growth Company Status

Pursuant to the JOBS Act, an emerging growth company is provided the option to adopt new or revised accounting standards that may be issued by FASB or the SEC either (i) within the same periods as those otherwise applicable to non-emerging growth companies or (ii) within the same time periods as private companies. Because Panacea is an emerging growth company that elected to defer adoption of new or revised accounting standards, we, as the non-reporting target, intend to take advantage of the exemption for complying with new or revised accounting standards within the same time periods as private companies. Accordingly, the information contained herein may be different than the information you receive from other public companies.

We also intend to take advantage of some of the reduced regulatory and reporting requirements of emerging growth companies pursuant to the JOBS Act so long as we qualify as an emerging growth company, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, and reduced disclosure obligations regarding executive compensation.

Recent Accounting Pronouncements

See the sections titled “Significant Accounting Policies—Accounting pronouncements not yet adopted” in Note 2 to Nuvation Bio’s consolidated financial statements for the year ended December 31, 2019 and the period from March 20, 2018 (inception) to December 31, 2018, respectively, appearing elsewhere herein.

MANAGEMENT OF NEW NUVATION BIO AFTER THE MERGER

References in this section to “we”, “our”, “us” and the “Company” generally refer to Nuvation Bio and its consolidated subsidiaries prior to the merger and New Nuvation Bio and its consolidated subsidiaries after the merger.

Executive Officers and Directors After the Merger

Upon the consummation of the merger, the business and affairs of the New Nuvation Bio will be managed by or under the direction of its board of directors. It is expected that the directors and executive officers of New Nuvation Bio upon the consummation of the merger will include the following:

Name	Age*	Position
Executive Officers
David Hung, M.D.	63	Founder, President, Chief Executive Officer and Director
Jennifer Fox	49	Chief Financial Officer
Sergey Yurasov, M.D., Ph.D.	52	Chief Medical Officer
Gary Hattersley, Ph.D.	54	Chief Scientific Officer
Thomas Templeman, Ph.D.	61	Senior Vice President, Pharmaceutical Operations and Quality
Stacy Markel	56	Senior Vice President, Human Resources

Non-Employee Directors
Daniel G. Welch(1)(2) Robert B. Bazemore Jr.(3)	62 53	Chair of the Board Director
Kim Blickenstaff(1)(3)	68	Director
Michelle Doig	47	Director
Kathryn E. Falberg(1)(2)	60	Director
Oleg Nodelman	43	Director
W. Anthony Vernon(2)(3)	64	Director

*	As of October 31, 2020.
(1)	Member the Audit Committee.
(2)	Member of the Nominating and Corporate Governance Committee.
(3)	Member of the Compensation Committee.

Executive Officers

David Hung, M.D. founded Nuvation Bio in April 2018 and has served as its President and Chief Executive Officer and member of the board of directors since inception. From April 2017 to February 2018, Dr. Hung served as Chief Executive Officer and a member of the board of directors of Axovant Sciences Ltd. Prior to that, in 2003, Dr. Hung founded Medivation, Inc., a pharmaceutical company, and served as its President and Chief Executive Officer, and a member of the board of directors until its acquisition by Pfizer Inc. in 2016. Prior to founding Medivation, from 1998 until 2001, Dr. Hung was employed by ProDuct Health, Inc., a privately held medical device company, as Chief Scientific Officer from 1998 to 1999 and as president and Chief Executive Officer from 1999 to 2001 until its acquisition by Cytyc Corporation. Dr. Hung also serves on the boards of directors of two public medical device companies: NovoCure Ltd., since May 2018, and Establishment Labs Holdings, since February 2016. Dr. Hung received an A.B. in Biology from Harvard College and an M.D. from the University of California, San Francisco, School of Medicine.

We believe that Dr. Hung is qualified to serve on the board of directors of the New Nuvation Bio because of his deep knowledge of Nuvation Bio, history leading life sciences companies and his industry experience.

Jennifer Fox has served as Nuvation Bio’s Chief Financial Officer since October 2020. Prior to Nuvation Bio, Ms. Fox served as Managing Director, Co-Head of North America Healthcare Corporate and Investment

Banking Group at Citigroup from June 2015 to October 2020. From February 2006 to June 2015, Ms. Fox served as Managing Director at Deutsche Bank, and most recently also as Co-Head of Life Sciences Investment Banking Group. Prior to that, Ms. Fox served as Senior Managing Director Healthcare Investment Banking at Bear Stearns, Vice President Healthcare Investment Banking at Bank of America and Financial Analyst, Investment Banking Analyst, Associate, Vice President, Health Care Investment Banking at Prudential Vector Healthcare Group and Prudential Securities Incorporated. Ms. Fox received B.S. degrees in Finance and Marketing from Manhattan College.

Sergey Yurasov, M.D., Ph.D. has served as Nuvation Bio’s Chief Medical Officer since September 2019. Prior to Nuvation Bio, Dr. Yurasov served as Senior Vice President, Clinical Development and Chief Medical Officer at Immune Design Corp., from October 2016 to July 2019. From August 2014 until September 2016, Dr. Yurosov held positions of increasing responsibility at Clovis Oncology, Inc., most recently serving as Senior Vice President, Clinical Development. From August 2010 until August 2014, Dr. Yurasov held positions of increasing responsibility at ImClone Systems Incorporated, a subsidiary of Eli Lilly & Co., most recently serving as Associate Vice-President, Global Medicine Science. Prior to that, he served as Clinical Director of Oncology, Pharma Research and Early Development at Hoffman-La Roche. Prior to his industry experience, Dr. Yurasov was Assistant Professor of Clinical Investigation at the Rockefeller University and Clinical Instructor in the Department of Pediatrics at Memorial Sloan-Kettering Cancer Center, where he was an attending physician. Dr. Yurasov received an M.D. from the Russian State Medical University and a Ph.D. in medical sciences from the Research Institute for Pediatric Oncology in Moscow, Russia.

Gary Hattersley, Ph.D. has served as Nuvation Bio’s Chief Scientific Officer since June 2019. Prior to Nuvation Bio, December 2003 to November 2018, Dr. Hattersley held roles of increasing seniority, including Senior Vice President of Preclinical Development, Vice President of Biology, and most recently as Chief Scientific Officer at Radius Health Inc. Prior to that, Dr. Hattersley was a Senior Scientist at Millennium Pharmaceuticals, Inc. from 2000 to 2003. He also held positions at Genetics Institute from 1992 to 2000, including Principle Scientist. Dr. Hattersley received a Ph.D. from St. George’s Hospital Medical School in London and a BSc from the University of Hull.

Thomas Templeman, Ph.D. has served as Nuvation Bio’s Senior Vice President, Pharmaceutical Operations and Quality since July 2019, prior to which he served as the Senior Vice President, Chemistry, Manufacturing and Controls from April 2019 to July 2019. Since February 2018, he has also served as a consultant at Templeman Consulting. Prior to that, he served as the Senior Vice President, Pharmaceutical Operations and Quality at Axovant Sciences Ltd. from June 2017 to February 2018. From January 2017 to July 2017, he served as Chief Operating Officer of Greybug Vision. Dr. Templeman also served as Senior Vice President of Pharmaceutical Operations and Quality at Medivation, Inc. from September 2015 to November 2016, Vice President of Manufacturing Science and Technology at Hospira from 2011 until its acquisition by Pfizer in 2015, and Senior Vice President, Integrated Supply Chain at Liquidia Technologies from 2009 to 2011. Dr. Templeman received a B.S. in Biology from the University of Santa Clara, a Ph.D. in Biological Sciences from Dartmouth College, and was a post-doctoral fellow at Harvard University.

Stacy Markel has served as Nuvation Bio’s Senior Vice President, Human Resources since October 2019. From March 2018 to September 2019, she served as Executive Vice President, Human Resources, at Rigel Pharmaceuticals, Inc. Prior to Rigel, from March 2015 to March 2018, Ms. Markel served as Senior Vice President of Human Resources at Portola Pharmaceuticals, Inc. Ms. Markel also served in various roles, most recently as Senior Vice President of Human Resources and Professional Development at Actelion Pharmaceuticals, Ltd. from 2005 to 2015. Ms. Markel received a B.A. from the University of California, Davis.

Non-Employee Directors

Daniel G. Welch has served as Chair of the Nuvation Bio board since July 2020. From January 2015 to February 2018, Mr. Welch served as an Executive Partner of Sofinnova Ventures, a venture capital firm. From

September 2003 until its acquisition by Roche Holdings in September 2014, Mr. Welch served as Chief Executive Officer and President of InterMune, Inc., a biotechnology company. Mr. Welch also served as Chairman of InterMune from May 2008 to September 2014. From 2002 to 2003, Mr. Welch served as Chairman and Chief Executive Officer of Triangle Pharmaceuticals, Inc., a pharmaceutical company that was acquired by Gilead Sciences. From 2000 to 2002, Mr. Welch served as President of Biopharmaceuticals at Elan Corporation. From 1987 to 2000, Mr. Welch served in various senior management roles at Sanofi-Synthelabo, now Sanofi, including Vice President of Worldwide Marketing and Chief Operating Officer of the U.S. business. From 1980 to 1987, Mr. Welch was with American Critical Care, a division of American Hospital Supply. Mr. Welch serves on the boards of directors of Intercept Pharmaceuticals, Inc., a public biopharmaceutical company, since November 2015, SeaGen Inc., a public biotechnology company, since June 2007 and Ultragenyx Pharmaceutical Inc., a public biotechnology company, since April 2015. Mr. Welch also serves on the board of directors of several private companies. Mr. Welch received a B.S. from the University of Miami and an MBA from the University of North Carolina.

We believe that Mr. Welch is a strong operating executive with operational and strategic expertise in the global pharmaceutical market, whose experience will contributes valuable insight to the New Nuvation Bio board of directors.

Robert B. Bazemore Jr. has served as a member of the Nuvation Bio board of directors since July 2020. Since September 2015, Mr. Bazemore has served as the President, Chief Executive Officer and member of the board of directors of Epizyme, Inc., a biopharmaceutical company. Prior to that, from September 2014 to June 2015, Mr. Bazemore served as the Chief Operating Officer of Synageva BioPharma Corp., a biopharmaceutical company. Prior to joining Synageva, Mr. Bazemore served in increasing levels of responsibility at Johnson & Johnson, a healthcare company, including Vice President of Centocor Ortho Biotech Sales & Marketing from 2008 to 2010, President of Janssen Biotech from 2010 to 2013, and Vice President of Global Surgery at Ethicon from 2013 to 2014. Prior to Johnson & Johnson, Mr. Bazemore worked at Merck & Co., Inc. from 1991 to 2013, where he served in a variety of roles in medical affairs, sales and marketing. Mr. Bazemore also serves on the board of directors of Ardelyx, Inc., a public biopharmaceutical company, since June 2016. Mr. Bazemore received a B.S. in Biochemistry from the University of Georgia.

We believe that Mr. Bazemore’s extensive experience in the pharmaceutical industry, his experience as an executive, and his past service on the board of directors of a life sciences industry group, qualify him to serve as a director of the New Nuvation Bio.

Kim Blickenstaff has served as a member of the Nuvation Bio board of directors since August 2019. From September 2007 to March 2019, Mr. Blickenstaff served as the President and Chief Executive Officer of Tandem Diabetes Care, Inc., a medical device manufacturer. Mr. Blickenstaff has served on Tandem’s board of directors since September 2007, serving as the Executive Chairman of the Tandem board since March 2019 and the Chairman of the Tandem board since March 2020. Mr. Blickenstaff served as Chairman and Chief Executive Officer of Biosite Incorporated, or Biosite, a provider of medical diagnostic products, from 1988 until its acquisition by Inverness Medical Innovations, Inc. in June 2007. Mr. Blickenstaff previously served as a director of Medivation, Inc., a biotechnology company, from 2005 to 2016, until its acquisition by Pfizer, and as a director of DexCom, Inc., a provider of continuous glucose monitoring systems, from June 2001 to September 2007. Mr. Blickenstaff was formerly a certified public accountant and has more than 20 years of experience overseeing the preparation of financial statements. He holds a B.A. in Political Science from Loyola University, Chicago, and an M.B.A. from the Graduate School of Business, Loyola University, Chicago.

We believe that Mr. Blickenstaff’s extensive experience at the board level of various healthcare companies, as well as leadership skills, industry experience and knowledge, qualify him to serve as a director of New Nuvation Bio.

Michelle Doig has served as a member of the Nuvation Bio board of directors since July 2019. Since December 2016, Ms. Doig has served as a Partner and the Head of Corporate Development at Omega Funds, a

leading investment firm. Prior to that, she was Director of Corporate Finance at Third Rock Ventures from December 2013 to December 2016, where she supported numerous portfolio companies. From 2004 to 2013, Ms. Doig was a Principal, Corporate Finance at Abingworth. Prior to that, she was a life sciences investment banker with multiple investment firms, including Lehman Brothers International, J.P. Morgan and Morgan Stanley. Ms. Doig received a degree in Business Administration from Richard Ivey School of Business at the University of Western Ontario in London.

We believe that Ms. Doig’s industry experience investing, including in biopharmaceutical companies, qualifies her to serve as a director of New Nuvation Bio.

Kathryn E. Falberg has served as a member of the Nuvation Bio board of directors since October 2020. Ms. Falberg served as Executive Vice President and Chief Financial Officer of Jazz Pharmaceuticals plc, a public biopharmaceutical company, from March 2012 to March 2014 after serving as Senior Vice President and Chief Financial Officer since December 2009. From 1995 to 2001, Ms. Falberg served as Senior Vice President, Finance and Strategy and Chief Financial Officer at Amgen Inc., and prior to that as Vice President Chief Accounting Officer, and Vice President, Treasurer. Ms. Falberg also serves as a member of the board of directors for the public biopharmaceutical companies, UroGen Pharma, Aimmune Therapeutics, Inc., aTyr Pharma, Inc. and BioMarin Pharmaceutical Inc., as well as The Trade Desk, Inc., a public technology company. Ms. Falberg also served on the board of directors of private companies, including Medivation, Inc. from 2013 to 2016 and Halozyme Therapeutics, Inc. from 2007 to 2016. Ms. Falberg received a B.A. in Economics and an MBA in Finance from the University of California, Los Angeles.

We believe that Ms. Falberg’s experience in the biopharmaceutical industry qualifies her to serve as a director of New Nuvation Bio.

Oleg Nodelman has been the Chief Executive officer and Chairman of the Board of Panacea since April 2020. Mr. Nodelman has been the Portfolio Manager of EcoR1, a biotech-focused investment advisory firm that invests in companies at all stages of research and development, since he founded it in 2013. Before founding EcoR1, Mr. Nodelman was an analyst and portfolio manager from 2001 to 2012 at Biotechnology Value Fund (BVF). Prior to BVF, Mr. Nodelman worked in strategic consulting and organizational management at Mercer Management Consulting (now Oliver Wyman). He also serves on the board of directors for Prothena Corporation, a public clinical-stage neuroscience company. Mr. Nodelman received a B.S. in Foreign Service with a concentration in Science and Technology from Georgetown University.

We believe that Mr. Nodelman’s industry experience investing, including in biopharmaceutical companies, qualifies him to serve as a director of New Nuvation Bio.

W. Anthony Vernon, has served as a member of the Nuvation Bio board of directors since June 2019. Mr. Vernon served as senior advisor to Kraft Foods Group, Inc. from January 2015 through May 2015, and Chief Executive Officer for Kraft Foods Group, Inc. from October 2012 to December 2014. Mr. Vernon previously served as Executive Vice President and President at Kraft Foods of North America from 2009 to October 2012. From 2006 to 2009, Mr. Vernon was the Healthcare Industry Partner at Ripplewood Holdings, Inc., a private equity firm. Mr. Vernon previously led a number of Johnson & Johnson’s largest franchises during a 23-year career at Johnson & Johnson, a public company engaged in the research and development, manufacture and sale of products in the healthcare field. From 2004 until 2005, Mr. Vernon was employed as Company Group Chairman of Depuy Inc., an orthopedics company, which is a subsidiary of Johnson & Johnson. From 2001 until 2004, Mr. Vernon served as President and Chief Executive Officer of Centocor, Inc., a biomedicines company, a division of Johnson & Johnson. He has also served as President of McNeil Consumer Products and Nutritionals, Worldwide President of The Johnson & Johnson-Merck Joint Venture and as a member of Johnson & Johnson’s Group Operating Committees for Consumer Healthcare and Nutritionals, Biopharmaceuticals, and Medical Devices and Diagnostics. Mr. Vernon serves on the boards of directors of NovoCure Ltd., a public medical device company, since 2006, Intersect ENT, Inc., a public medical device company, since 2015 and The

WhiteWave Foods Company, a consumer packaged food and beverage company. He formerly served as a director of Medivation, Inc. and Kraft Foods Group, Inc. Mr. Vernon received a B.A. from Lawrence University and an MBA from the Northwestern University Kellogg Graduate School of Management.

We believe that Mr. Vernon’s business and investment experience, as an executive in various industries and as the former chief executive officer of a global Fortune 500 company, qualify him to serve as a director of New Nuvation Bio.

Family Relationships

There are no family relationships among any of New Nuvation Bio’s directors or executive officers.

Board Composition

New Nuvation Bio’s business and affairs will be managed under the direction of its board of directors. Daniel G. Welch will serve as Chair of the New Nuvation Bio board of directors. The primary responsibilities of the New Nuvation Bio board of directors will be to provide oversight, strategic guidance, counseling and direction to New Nuvation Bio’s management. The board of directors of New Nuvation Bio will meet on a regular basis and additionally as required.

In accordance with the terms of New Nuvation Bio’s amended and restated bylaws, which will be effective upon the consummation of the merger, the board of directors may establish the authorized number of directors from time to time by resolution. The board of directors will consist of eight members upon the consummation of the merger and will be divided into three classes, Class I, Class II and Class III, with members of each class serving staggered three-year terms. The New Nuvation Bio board of directors will be divided into the following classes:

•

Class I, which Nuvation Bio anticipates will consist of Kathryn E. Falberg, David Hung, M.D. and Oleg Nodelman, whose terms will expire at New Nuvation Bio’s first annual meeting of stockholders to be held after the consummation of the merger;

•

Class II, which Nuvation Bio anticipates will consist of Robert B. Bazemore Jr., Kim Blickenstaff and Michelle Doig, whose terms will expire at New Nuvation Bio’s second annual meeting of stockholders to be held after the consummation of the merger; and

•

Class III, which Nuvation Bio anticipates will consist of W. Anthony Vernon and Daniel G. Welch, whose terms will expire at New Nuvation Bio’s third annual meeting of stockholders to be held after the consummation of the merger.

Director Independence

Prior to the consummation of the merger, the board of directors of Panacea will undertake a review of the independence of each director. Based on information provided by each director concerning her or his background, employment and affiliations, it is expected that the board of directors of Panacea will determine that none of the directors, other than Dr. Hung, has any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of the directors is “independent” as that term is defined under the NYSE listing standards. In making these determinations, the board of directors of Panacea will consider the current and prior relationships that each non-employee director has with New Nuvation Bio and all other facts and circumstances the board of directors of Panacea deems relevant in determining their independence, including the beneficial ownership of securities of New Nuvation Bio by each non-employee director and the transactions described in the section titled “Certain Nuvation Bio Relationships and Related Party Transactions.”

Role of the New Nuvation Bio Board of Directors in Risk Oversight

Upon the consummation of merger, one of the key functions of the board of directors will be informed oversight of New Nuvation Bio’s risk management process. The board of directors does not anticipate having a standing risk management committee, but rather anticipates administering this oversight function directly through the New Nuvation Bio board of directors as a whole, as well as through various standing committees of the New Nuvation Bio board of directors that address risks inherent in their respective areas of oversight. In particular, the New Nuvation Bio board of directors will be responsible for monitoring and assessing strategic risk exposure and New Nuvation Bio’s audit committee will have the responsibility to consider and discuss New Nuvation Bio’s major financial risk exposures and the steps its management will take to monitor and control such exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee will also monitor compliance with legal and regulatory requirements. New Nuvation Bio’s compensation committee will also assess and monitor whether New Nuvation Bio’s compensation plans, policies and programs comply with applicable legal and regulatory requirements.

Board Committees

Upon the consummation of the merger, the board of directors will reconstitute its audit committee, compensation committee, and nominating and corporate governance committee. The board will adopt a new charter for each of these committees, which will comply with the applicable requirements of current SEC and NYSE rules. New Nuvation Bio intends to comply with future requirements to the extent applicable. Following the consummation of the merger, copies of the charters for each committee will be available on the investor relations portion of New Nuvation Bio’s website.

Audit Committee

The audit committee will consist of Ms. Falberg, Mr. Blickenstaff and Mr. Welch, each of whom the Panacea board of directors has determined satisfies the independence requirements under NYSE listing standards and Rule 10A-3(b)(1) of the Exchange Act. The chair of the audit committee will be Ms. Falberg, who the Panacea board of directors has determined is an “audit committee financial expert” within the meaning of SEC regulations. Each member of the audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, the Panacea board of directors has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector.

The primary purpose of the audit committee will be to discharge the responsibilities of the board of directors with respect to New Nuvation Bio’s corporate accounting and financial reporting processes, systems of internal control and financial statement audits, and to oversee the independent registered public accounting firm. Specific responsibilities of the audit committee will include:

•	helping the board of directors oversee corporate accounting and financial reporting processes;

•	managing the selection, engagement, qualifications, independence and performance of a qualified firm to serve as the independent registered public accounting firm to audit the financial statements;

•

discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, the interim and year-end operating results;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing related person transactions;

•

obtaining and reviewing a report by the independent registered public accounting firm at least annually that describes internal quality control procedures, any material issues with such procedures and any steps taken to deal with such issues when required by applicable law; and

•	approving or, as permitted, pre-approving, audit and permissible non-audit services to be performed by the independent registered public accounting firm.

Compensation Committee

The compensation committee will consist of Mr. Vernon, Mr. Bazemore Jr. and Mr. Blickenstaff. The chair of the compensation committee will be Mr. Vernon. Panacea’s Board has determined that each member of the compensation committee is independent under the NYSE listing standards and a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.

The primary purpose of the compensation committee will be to discharge the responsibilities of the board of directors in overseeing the compensation policies, plans and programs and to review and determine the compensation to be paid to executive officers, directors and other senior management, as appropriate. Specific responsibilities of the compensation committee will include:

•	reviewing and approving the compensation of the chief executive officer, other executive officers and senior management;

•	administering the equity incentive plans and other benefit programs;

•

reviewing, adopting, amending and terminating incentive compensation and equity plans, severance agreements, profit sharing plans, bonus plans, change-of-control protections and any other compensatory arrangements for the executive officers and other senior management; and

•	reviewing and establishing general policies relating to compensation and benefits of the employees, including the overall compensation philosophy.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee will consist of Mr. Welch, Mr. Vernon and Ms. Falberg. The chair of the nominating and corporate governance committee will be Mr. Welch. Panacea’s board of directors has determined that each member of the nominating and corporate governance committee is independent under the NYSE listing standards.

Specific responsibilities of the nominating and corporate governance committee will include:

•	identifying and evaluating candidates, including the nomination of incumbent directors for reelection and nominees recommended by stockholders, to serve on the board of directors;

•	considering and making recommendations to the board of directors regarding the composition and chairmanship of the committees of the board of directors;

•	reviewing and recommending to the board the compensation paid to the directors;

•	instituting plans or programs for the continuing education of the board of directors and orientation of new directors;

•	reviewing, evaluating and recommending to the board of directors succession plans for its executive officers;

•	developing and making recommendations to the board of directors regarding corporate governance guidelines and matters, including in relation to corporate social responsibility; and

•	overseeing periodic evaluations of the performance of the board of directors, including its individual directors and committees.

Compensation Committee Interlocks

None of the intended members of New Nuvation Bio’s compensation committee has ever been an executive officer or employee of New Nuvation Bio. None of New Nuvation Bio’s executive officers currently serve, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers that will serve as a member of the New Nuvation Bio board of directors or compensation committee.

Non-Employee Director Compensation

The following table sets forth information concerning the compensation of Nuvation Bio’s non-employee directors for the year ended December 31, 2019:

Name	Fees Earned or Paid in Cash(1) $	Total $
Kim Blickenstaff	$13,750	$13,750
Michelle Doig	—	—
Kathryn E. Falberg	—	—
Richard Lim (2)	—	—
Otello Stampacchia, Ph.D. (3)	—	—
W. Anthony Vernon	13,750	13,750

(1)	Represents a pro rata portion of an annual cash retainer of $55,000 for service on Nuvation Bio’s board of directors.
(2)	Mr. Lim resigned from Nuvation Bio’s board of directors in December 2019.
(3)	Dr. Stampacchia resigned from Nuvation Bio’s board of directors in July 2020.

Under Nuvation Bio’s current policy, non-employee directors (other than directors serving as investor representatives) receive a compensation package consisting of an annual cash retainer of $55,000, or $75,000 for the chair, and an option grant to purchase 1,221,180 shares of Nuvation Bio common stock, or 2,035,300 shares of Nuvation Bio common stock for the chair, for their service as directors. Dr. Hung does not receive additional compensation for his services as a director.

New Nuvation Bio’s board of directors expects to review director compensation periodically to ensure that director compensation remains competitive such that New Nuvation Bio is able to recruit and retain qualified directors. Following the consummation of the merger, New Nuvation Bio intends to develop a director compensation program that is designed to align compensation with its business objectives and the creation of stockholder value, while enabling New Nuvation Bio to attract, retain, incentivize and reward directors who contribute to the long-term success of New Nuvation Bio.

Limitation on Liability and Indemnification of Directors and Officers

The proposed certificate of incorporation, which will be effective upon consummation of the merger, will limit a director’s liability to the fullest extent permitted under the DGCL. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

•	for any transaction from which the director derives an improper personal benefit;

•	for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	for any unlawful payment of dividends or redemption of shares; or

•	for any breach of a director’s duty of loyalty to the corporation or its stockholders.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Delaware law and the amended and restated bylaws provide that New Nuvation Bio will, in certain situations, indemnify its directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement, direct payment, or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.

In addition, New Nuvation Bio will enter into separate indemnification agreements with its directors and officers. These agreements, among other things, require New Nuvation Bio to indemnify its directors and officers for certain expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of its directors or officers or any other company or enterprise to which the person provides services at its request.

New Nuvation Bio plans to maintain a directors’ and officers’ insurance policy pursuant to which its directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe these provisions in the Proposed Certificate of Incorporation and amended and restated bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Code of Business Conduct and Ethics for Employees, Executive Officers, and Directors

Following the closing of the merger, the board of directors will adopt a Code of Business Conduct and Ethics, or the Code of Conduct, applicable to all of New Nuvation Bio’s employees, executive officers and directors. The Code of Conduct will be available at the investors section of New Nuvation Bio’s website at www.nuvationbio.com. Information contained on or accessible through this website is not a part of this proxy statement/prospectus, and the inclusion of such website address in this proxy statement/prospectus is an inactive textual reference only. Any amendments to the Code of Conduct, or any waivers of its requirements, are expected to be disclosed on its website to the extent required by applicable rules and exchange requirements.

THE MERGER

The following is a discussion of the merger and the material terms of the merger agreement among Panacea, Merger Sub and Nuvation Bio. You are urged to read carefully the merger agreement in its entirety, a copy of which is attached as Annex A to this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. We encourage you to read the merger agreement carefully and in its entirety. This section is not intended to provide you with any factual information about Panacea or Nuvation Bio. Such information can be found elsewhere in this proxy statement/prospectus.

Terms of the Merger

Transaction Structure

Panacea’s and Nuvation Bio’s boards of directors have approved the merger agreement. The merger agreement provides for the merger of Merger Sub with and into Nuvation Bio, with Nuvation Bio surviving the merger as a direct, wholly owned subsidiary of Panacea.

Merger Consideration

Immediately prior to the effective time, each share of Nuvation Bio preferred stock issued and outstanding will be converted into a number of shares of Nuvation Bio common stock in accordance with the certificate of designations of the Nuvation Bio preferred stock.

At the effective time, (i) each outstanding share of Nuvation Bio Class A common stock and Nuvation Bio Series A preferred stock will be canceled and converted into the right to receive a number of shares of Panacea Class A common stock equal to the exchange ratio and (ii) each outstanding share of Nuvation Bio Class B common stock (all of which are owned by Dr. Hung) will be canceled and converted into the right to receive a number of shares of New Nuvation Bio Class B common stock equal to the exchange ratio, rounded down to the nearest whole number. As of the date of this proxy statement/prospectus, the exchange ratio was approximately 0.1966.

At the effective time, each Company Option that is outstanding under the 2019 Plan immediately prior to the effective time, whether vested or unvested, will be assumed by Panacea and converted into a Converted Option to purchase a number of shares of New Nuvation Bio Class A common stock equal to the product (rounded down to the nearest whole number) of (a) the number of shares of Nuvation Bio Class A common stock subject to such Company Option immediately prior to the effective time and (b) the exchange ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (i) the exercise price per share of such Company Option immediately prior to the effective time; divided by (ii) the exchange ratio; provided, however, that the exercise price and the number of shares of the Panacea Class A common stock purchasable pursuant to the Converted Options will be determined in a manner consistent with the requirements of Section 409A of the Code; provided, further, however, that in the case of any Converted Option to which Section 422 of the Code applies, the exercise price and the number of shares of the Panacea Class A common stock purchasable pursuant to such option will be determined in accordance with the foregoing, subject to such adjustments in a manner consistent with Treasury Regulation Section 1.424-1, such that the Converted Option will not constitute a modification of such Company Option for purposes of Section 409A or Section 424 of the Code. Except as specifically provided above, following the effective time, each Converted Option will continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding former Company Option immediately prior to the effective time.

For additional information, see “The Merger Agreement—Conversion of Shares” beginning on page 244 of this proxy statement/prospectus.

Background of the Business Combination

Unless otherwise stated, all references to “we,” “us,” or “our” in this subsection titled “Background of the Business Combination” refer to Panacea.

We are a blank check company incorporated on April 24, 2020 as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. The entry into the merger agreement and proposed merger was the result of an extensive search for a potential transaction utilizing the sourcing platform and investing and operating experience of our management team, Sponsor and board of directors. The terms of the merger were the result of extensive negotiations between our management team, our Sponsor, our independent directors and representatives of Nuvation Bio. The following is a brief description of the background of these negotiations, the merger and related transactions.

Prior to the consummation of Panacea’s IPO on July 6, 2020, neither Panacea, nor anyone on its behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a transaction with Panacea.

After the IPO, Panacea commenced an active search for prospective businesses and assets to acquire. Representatives of our management team contacted and were contacted by a number of individuals and entities with respect to acquisition opportunities. In connection with the IPO, Panacea entered into an engagement letter with Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), to provide Panacea with legal counsel in connection with a potential business combination. In addition, Cowen, which previously served as lead underwriter for Panacea’s IPO, assisted Panacea’s management and Board of Directors with deal sourcing and analysis.

In evaluating potential businesses and assets to acquire, Panacea’s board of directors, together with our management team, considered acquisition candidates, utilizing our Sponsor’s extensive network of contacts for introductions to potential targets as well as Panacea’s knowledge of the private company marketplace. Panacea only evaluated therapeutic companies within the biotechnology sector and generally focused on targets that: (i) had significant upside potential in the range of five to ten times, (ii) had a potential market cap of at least $300.0 million, (iii) had at least $150.0 million in cash on their balance sheet, (iv) were not reliant upon a single asset for their future success and (v) had an experienced management team. When evaluating potential targets, Panacea generally judged opportunities against these criteria, in addition to others.

Beginning on July 1, 2020, regularly scheduled bi-weekly meetings via teleconference were held among members of our management team and our directors and monthly meetings via teleconference were held among members of our management team, representatives of Cowen, certain of our advisors and our directors who were able to attend these calls on any given occasion, as applicable, in order to discuss matters relating to our initial business combination. Initially, such meetings were intended to allow our management and certain of our advisors to provide updates regarding the status of the evaluation of, and outreach to, potential business combination targets.

Since the IPO, Panacea’s management team, board of directors and Cowen:

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have considered and analyzed approximately 148 potential acquisition targets other than Nuvation Bio (the “Other Potential Targets”), including having and conducting meetings and calls with the representatives of approximately 84 Other Potential Targets; and

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ultimately engaged in detailed discussions and due diligence with six of the Other Potential Targets or their representatives and Panacea was subject to non-disclosure agreements with approximately 40 Other Potential Targets.

We considered six Other Potential Target businesses in greater detail, referred to herein as “Company A”, “Company B”, “Company C”, “Company D”, “Company E” and “Company F”. All six of them consisted of therapeutic companies within the biotechnology sector. Panacea engaged in discussions with each of these Other Potential Targets from July 2020 through entry into an exclusivity arrangement with Nuvation Bio on September 1, 2020. Panacea was not subject to standstill obligations with any of the six Other Potential Targets. Company A did not grant Panacea access to a data room because Company A decided to raise additional financing and stay privately owned. Panacea reviewed information provided in a data room by Company B, but Company B ultimately decided to raise additional financing and stay privately owned. Panacea reviewed information provided in a data room by Company C, but Company ultimately decided to effectuate an initial public offering rather than engaging in a business combination transaction. Company D did not grant Panacea access to a data room because Panacea determined that the required time to complete an audit of Company D’s financials did not align with Panacea’s desired timeframe to complete a business combination. Panacea reviewed information provided in a data room by Company E, but Panacea and Company E could not agree on an appropriate valuation of Company E. Panacea received a confidential presentation form Company F, but ultimately was not granted access to a data room because Panacea’s preliminary scientific diligence did not support the valuation proposed by Company F’s management team.

On July 1, 2020, Panacea held a special meeting of its board of directors via teleconference. Representatives of Cowen, members of Panacea management and a representative of EcoR1 Capital LLC (“EcoR1”) were in attendance by invitation of Panacea’s board of directors. During the course of this meeting, members of Panacea management and Panacea’s board of directors reviewed the outcome of the recent IPO and discussed a number of potential target businesses, including Nuvation Bio. The list of potential targets evaluated by Panacea’s board of directors at this meeting included both targets that EcoR1 had no existing relationship with and two targets which EcoR1 had an existing investment in, one of which was Nuvation Bio. With respect to Nuvation Bio in particular, the Panacea board of directors was made aware that, through EcoR1 Capital Fund, L.P., EcoR1 Capital Fund Qualified, L.P. and EcoR1 Venture Opportunity Fund, L.P., EcoR1 had invested in the Series A preferred stock financing of Nuvation Bio, and therefore that Oleg Nodelman, Chief Executive Officer of Panacea and Chairman of Panacea’s board of directors, already had an indirect economic interest in the potential transaction. EcoR1 invested a total of $20.0 million in Nuvation Bio through the Series A preferred stock financing, split across two closings (the first in June 2019 and the second in October 2020), resulting in approximately 3.2% ownership on a fully diluted basis. See “The Merger—Interests of Certain Persons in the Business Combination” on page 238 of this proxy statement/prospectus for additional information. The Panacea board of directors acknowledged the existing ownership interest in Nuvation Bio, but indicated that Panacea management should continue to review Nuvation Bio, as well as a second potential target that Panacea management had an existing investment in, and therefore had heightened familiarity with, along with other targets. Panacea management accordingly made plans to set up meetings with and review these various potential target companies, including Nuvation Bio. The Panacea board of directors was informed that Panacea management would be scheduling a meeting with Dr. Hung for July 10, 2020 and that additional updates would be provided at the next meeting of Panacea’s board of directors scheduled for July 16, 2020.

On July 10, 2020, in response to a request from Scott Platshon, Panacea’s Chief Operating Officer and a principal of EcoR1, for an update on the status of Nuvation Bio on behalf of EcoR1 as an existing shareholder in Nuvation Bio, David Hung, M.D., Chief Executive Officer of Nuvation Bio, held a video conference with Mr. Platshon and Mr. Nodelman. During the video conference, Dr. Hung provided a scientific update regarding Nuvation Bio’s progress. After discussing these updates, Mr. Platshon and Mr. Nodelman introduced Panacea and raised the possibility of a business combination between Panacea and Nuvation Bio. Dr. Hung expressed openness to the concept but indicated through this and subsequent discussions that he, in his capacity as a stockholder of Nuvation Bio, would not support Nuvation Bio becoming a public company without the implementation of a dual-class structure providing him a degree of influence over corporate decisions—including the ability to prevent an unwanted acquisition—comparable to his existing rights in the private company.

On July 16, 2020, Panacea held a special meeting of Panacea’s board of directors via teleconference. During the course of this meeting, members of Panacea management and Panacea’s board of directors discussed updates on potential target businesses, including being provided an update on the video conference with Dr. Hung. The

Panacea board of directors was informed at this time that Dr. Hung, in his capacity as the largest stockholder of Nuvation Bio, was unwilling to support a transaction unless he could have assurances that he would be able to prevent unwanted acquisition activities through the implementation of a dual-class structure. The Panacea board of directors was also reminded of EcoR1’s existing economic interest in Nuvation Bio through its investment in the Series A preferred stock financing .

On July 22, 2020, Nuvation Bio’s board of directors held a regular quarterly meeting at which, among other things, Dr. Hung reported on Mr. Platshon’s and Mr. Nodelman’s approach on July 10th and his unwillingness, in his capacity as the largest stockholder of Nuvation Bio, to support a transaction through which Nuvation Bio would become a public company unless he would be able to prevent unwanted acquisition activities through the implementation of a dual-class structure. Nuvation Bio’s board of directors established a Finance Committee with the authority to consider and make recommendations to the board of directors regarding Nuvation Bio’s financing strategy and transactions and appointed Robert Bazemore, Kim Blickenstaff, Michelle Doig, Dr. Hung and Daniel Welch as the members of the committee.

On July 30, 2020, Panacea held a special meeting of its board of directors via teleconference. Representatives of Cowen, members of Panacea management and a representative of EcoR1 were in attendance by invitation of Panacea’s board of directors. During the course of this meeting, members of Panacea management and Panacea’s board of directors discussed seven potential targets, including Nuvation Bio. During the course of this meeting, Panacea’s board of directors was provided with an overview of Nuvation Bio, including the background of its founder, Dr. Hung, its current pipeline and financing and valuation history based upon information provided by Dr. Hung in the July 10 video conference. The Panacea board of directors was also reminded of EcoR1’s existing economic interest in Nuvation Bio and that Dr. Hung’s interest, in his capacity as the largest stockholder of Nuvation Bio, in a transaction through which Nuvation Bio would become a public company was contingent upon a dual-share class structure that would provide him with ongoing control over the combined company (and, in particular, over substantial continuing influence over corporate decisions, including the ability to prevent an unwanted acquisition activity). Following discussion, Panacea’s board of directors instructed Panacea management to research examples of how a dual-class structure might work and authorized continued discussions with and diligence of Nuvation Bio with appropriate confidentiality restrictions put into place.

On August 4, 2020, Mr. Platshon and Dr. Hung met in person. During the meeting, Dr. Hung provided a further update on scientific matters and recent data in addition to discussing with Mr. Platshon a timeline and basic structure of a potential business combination between Panacea and Nuvation Bio. While there was no discussion of valuation, Dr. Hung again emphasized the importance of having a dual-class structure, and also discussed Nuvation Bio’s projected financing needs. Mr. Platshon agreed to provide Dr. Hung with additional information regarding a potential transaction.

On August 5, 2020, Mr. Platshon sent Dr. Hung a slide deck that included information regarding other recent business combinations with special purpose acquisition companies, including examples of timelines and other transactions that had involved a dual-class structure. Mr. Platshon also requested that Dr. Hung provide Panacea with a financial forecast for Nuvation Bio so Panacea could better assess Nuvation Bio’s valuation and financing needs.

On August 11, 2020, Dr. Hung agreed to provide Mr. Platshon with access to an online portal containing confidential information regarding Nuvation Bio, including certain financial forecasts, subject to Panacea being bound by appropriate confidentiality restrictions prior to being granted access.

On August 12, 2020, the parties updated the existing Mutual Non-Disclosure Agreement with EcoR1 that had been entered into in connection with Nuvation Bio’s Series A preferred stock financing, which was subsequently executed by Mr. Nodelman on behalf of Panacea.

Also on August 12, 2020, Dr. Hung again spoke with Mr. Platshon regarding a potential business combination between Panacea and Nuvation Bio and the implementation of a dual-class structure. On the call, Dr. Hung noted that Nuvation Bio had engaged Aquilo Partners as a financial advisor to, among other things, advise regarding an appropriate valuation for Nuvation Bio and also suggested that Nuvation Bio and Panacea agree on a period of mutual exclusivity if they wished to explore a potential transaction.

On August 13, 2020, Panacea’s management was granted access to confidential information regarding Nuvation Bio, including certain financial forecasts, via the online portal.

On August 14, 2020, Panacea held a special meeting of its board of directors via teleconference. Members of Panacea management and a representative of EcoR1 were in attendance by invitation of Panacea’s board of directors. During the course of this meeting, members of Panacea management and board of directors discussed in depth Nuvation Bio and three of the Other Potential Targets. In particular, Panacea’s board of directors was provided information about and discussed Nuvation Bio’s management team and pipeline, along with details regarding the August 12, 2020 phone call with Dr. Hung. The Panacea board of directors also looked at and discussed precedent transactions that had included a dual-class structure. Following discussion, Panacea’s board of directors instructed Panacea management to continue to pursue diligence on all four potential targets.

On August 18, 2020, and August 21, 2020, Nuvation Bio’s Finance Committee met, together with representatives of Cooley LLP (“Cooley”), legal counsel to Nuvation Bio, and Aquilo Partners, to discuss potential financing strategies, including the possibility of a transaction with Panacea. Dr. Hung reported to the Finance Committee regarding his interactions to date with Panacea and EcoR1, and Aquilo Partners made presentations about various aspects of a potential business combination with Panacea, including a review of precedent dual-class structures and a valuation analysis of Nuvation Bio’s drug development programs. Following the presentations and discussions, the Finance Committee authorized Dr. Hung to continue exploring a potential transaction with Panacea along the lines of what had been discussed to date, including the implementation of a dual-class structure, and recommended that Nuvation Bio seek to have Aquilo Partners present its valuation analysis to Panacea and its advisors.

On August 21, 2020, Dr. Hung provided a scientific overview presentation via videoconference to Mr. Platshon and Mr. Nodelman. At the conclusion of the presentation, Dr. Hung provided guidance that the pre-transaction valuation of Nuvation Bio would need to be over $2.0 billion for Nuvation Bio to consider a potential business combination, but he did not share any details on how Nuvation Bio had arrived at this valuation. Dr. Hung also suggested that Mr. Platshon speak with Aquilo Partners and arranged for a call between them.

Later on August 21, 2020, Mr. Platshon and representatives of Aquilo Partners had a video conference to discuss preliminary valuation. Aquilo Partners presented an analysis with net present value of Nuvation Bio’s drug development programs of approximately $3.2 billion. Mr. Platshon did not provide Panacea’s perspectives on valuation to Aquilo Partners.

On August 24, 2020, Mr. Platshon contacted Dr. Hung to ask him to make a scientific overview presentation to Panacea’s Board. Dr. Hung agreed to present to Panacea’s board of directors on August 26, 2020.

On August 26, 2020, Panacea held a special meeting of Panacea’s board of directors via teleconference. Members of Panacea management and representatives of Cowen and EcoR1, along with Dr. Hung for a portion of the meeting, were in attendance by invitation of Panacea’s board of directors. During the course of this meeting, members of Panacea management and board of directors discussed in depth several potential targets, including Nuvation Bio. Dr. Hung provided to Panacea’s board of directors a scientific overview of the Nuvation Bio pipeline. Following discussion without Dr. Hung present, including with respect to valuation, the dual-class structure, scientific diligence, mutual exclusivity, and timeline, the Panacea Board supported the Panacea management team to explore a potential business combination with Nuvation Bio, up to a pre-transaction valuation for Nuvation Bio of $1.5 billion.

On August 27, 2020, Nuvation Bio’s Finance Committee met, together with representatives of Cooley and Aquilo Partners. Dr. Hung and Aquilo Partners reported on their recent interactions with Panacea and its advisors. The Finance Committee authorized Dr. Hung to continue his discussions with Panacea.

On the morning of August 28, 2020, Panacea management and Cowen reviewed valuation materials to be shared with Dr. Hung. Later that day, Mr. Platshon and Dr. Hung had a telephone conversation during which Mr. Platshon indicated that Panacea’s management team was conducting a valuation analysis in conjunction with Cowen. Mr. Platshon invited Dr. Hung to join a video conference that evening with Panacea management.

On the evening of August 28, 2020, representatives of Panacea management, including Mr. Platshon and Mr. Nodelman, had a video conference with Dr. Hung to present a valuation analysis prepared by Cowen and approved by Panacea management and proposed a pre-transaction valuation for Nuvation Bio in the range of $1.2 billion to $1.5 billion, depending upon the amount of capital raised in a concurrent financing. Following discussion, Dr. Hung requested a detailed term sheet that he could discuss with Nuvation Bio’s Finance Committee.

Following the video conference, on August 28, 2020, Mr. Platshon provided Dr. Hung a copy of the valuation analysis and a proposed term sheet that would expire if not accepted by August 31, 2020. The proposed term sheet provided for, among other things, a range of pre-transaction valuations for Nuvation Bio consistent with Panacea’s proposal earlier that day and a dual-class structure in which Dr. Hung would be issued Class B shares having 10 votes per share on any merger or acquisition of Nuvation Bio. Mr. Platshon also indicated to Dr. Hung that Panacea was open to engaging in a financing in the range of $400.0 million to $700.0 million in conjunction with the proposed business combination.

On August 29, 2020, following a meeting of Nuvation Bio’s Finance Committee, together with representatives of Cooley and Aquilo Partners, at which Panacea’s proposed term sheet and the valuation analysis were reviewed and a response approved by the committee, Dr. Hung contacted Mr. Platshon and Mr. Nodelman to tell them that the proposed terms did not fairly value Nuvation Bio and provided a counter-offer of a $1.7 billion pre-transaction valuation for Nuvation Bio, along with additional earn-out shares for Nuvation Bio, and a requirement that Dr. Hung’s Class B shares would have ten votes per share on all matters. Mr. Platshon responded that the $1.5 billion pre-transaction valuation was Panacea’s best and final offer and reiterated that the term sheet expired on August 31, 2020. Mr. Platshon also indicated that Panacea was only comfortable with Dr. Hung’s Class B shares having ten votes per share on mergers and acquisitions.

On August 30, 2020, following a meeting of Nuvation Bio’s Finance Committee, together with representatives of Cooley and Aquilo Partners, at which Panacea’s response to Nuvation Bio’s counterproposal was reviewed and a response approved by the committee, Dr. Hung responded to Mr. Platshon and Mr. Nodelman that Nuvation Bio was inclined to accept the proposed $1.5 billion pre-transaction valuation, continent upon an agreement on definitive deal documents and the dual-class structure. As directed by the Finance Committee, Dr. Hung proposed that his Class B shares should have either ten votes per share on all matters or ten votes per share on mergers and acquisitions and the right to elect three directors and to veto any increase in the size of the board to more than seven.

On August 31, 2020, Panacea held a special meeting of its board of directors via teleconference. Members of Panacea management and a representative of Skadden were in attendance by invitation of Panacea’s board of directors. Mr. Nodelman updated Panacea’s board of directors on discussions between Nuvation Bio and Panacea, including with respect to valuation and corporate governance issues. Following discussion, Panacea’s board of directors approved the continuation of negotiations with Nuvation Bio and directed Panacea management to negotiate an exclusivity letter with Nuvation Bio to allow continued discussions with Nuvation Bio subject to exclusivity.

Also on August 31, 2020, following a meeting of Nuvation Bio’s Finance Committee, together with representatives of Cooley and Aquilo Partners, in which a draft of a non-binding letter of intent prepared by

Cooley and Aquilo Partners was reviewed and approved by the committee, Dr. Hung delivered the proposed letter of intent to Mr. Platshon and Mr. Nodelman. Mr. Platshon and Dr. Hung agreed that their respective companies should enter into a short-term exclusivity agreement to provide time to for Panacea to evaluate and the parties to negotiate the proposed letter of intent, and, on September 1, 2020, Panacea and Nuvation Bio entered into an agreement providing for mutual exclusivity though September 4, 2020.

On September 1, 2020, Dr. Hung, Mr. Platshon, Mr. Nodelman and Michelle Doig, a Nuvation Bio director associated with Omega Fund V, L.P., a large stockholder of Nuvation Bio, participated in a video conference to discuss the letter of intent along with what information about Nuvation Bio’s pipeline would be made public if a definitive merger agreement was executed.

On September 2, 2020, Panacea held a special meeting of its board of directors via teleconference. Members of Panacea management and representatives of Cowen and Skadden were in attendance by invitation of Panacea’s board of directors. Mr. Nodelman updated Panacea’s board of directors regarding discussions with Nuvation Bio and informed Panacea’s board of directors that an exclusivity agreement had been signed as previously approved by Panacea’s board of directors. Mr. Nodelman also informed Panacea’s board of directors that Nuvation Bio had sent Panacea a draft letter of intent. A representative of Skadden presented the terms of the letter of intent to Panacea’s board of directors, along with a summary of stockholder voting rights in a Delaware corporation. Following discussions of the letter of intent and related corporate governance and other issues, Panacea’s board of directors approved the continuation of negotiations with Nuvation Bio.

From September 2, 2020 to September 4, 2020, Panacea and Nuvation Bio exchanged multiple drafts of the letter of intent in order to resolve outstanding issues related to transaction terms and valuation.

On September 3, 2020 and September 4, 2020, Nuvation Bio’s Finance Committee, together with representatives of Cooley and Aquilo Partners, met to review the proposed letter of intent. At its meeting on September 4, 2020, the committee approved the letter of intent and authorized Dr. Hung to execute it on behalf of Nuvation Bio.

On September 4, 2020, Panacea, Nuvation Bio, Dr. Hung, in his role as a stockholder of Nuvation Bio, and Omega Fund V, L.P. entered into the non-binding letter of intent which detailed the proposed transaction, including valuation, transaction structure, dual-class stock consideration, concurrent PIPE financing, and required ancillary documents among other terms. The letter of intent also provided for a period of mutual exclusivity for 45 days from September 4, 2020.

On September 8, 2020, Skadden sent an initial legal due diligence request list to Cooley. Cooley advised Skadden that they were setting up a new on-line data room for the potential transaction, and Skadden and Cooley also began to discuss the parameters of the merger agreement. Representatives of Skadden, Cooley and Nuvation Bio’s internal and outside intellectual property counsel engaged in numerous telephone and email interactions from September 8, 2020 through October 20, 2020 to discuss terms of the merger agreement and various ancillary documents along with diligence and related matters.

On the evening of September 8, 2020, Mr. Platshon and Mr. Nodelman had a video conference with Dr. Hung and Ms. Doig to discuss the timeline for the proposed merger and to make arrangements for business diligence. From September 14, 2020 to September 21, 2020, representatives of Panacea management and Nuvation Bio engaged in multiple scientific and business due diligence calls.

On September 14, 2020, representatives of Panacea and Nuvation Bio had a telephone call to discuss the PIPE investment, including potential investors and a proposed investor presentation.

On September 17, 2020, Panacea and Cowen entered into a letter agreement to engage Cowen as placement agent in connection with the PIPE investment and authorized Cowen to begin reaching out to potential PIPE investors. Representatives of Panacea management also spoke with Jefferies LLC (“Jefferies”), which had been introduced to Panacea by Nuvation Bio and Omega Fund V, L.P. as Nuvation Bio’s capital markets advisor, regarding participating in the PIPE investment process.

Also on September 17, 2020, representatives of Panacea, Skadden, Cowen and Jefferies were granted access to the online data room set up for the proposed Business Combination transaction by Nuvation Bio. Representatives of Skadden proceeded to conduct legal diligence through October 20, 2020.

On September 18, 2020, Nuvation Bio’s board of directors established a special committee and delegated to it the full authority of the board of directors to evaluate, approve, reject or modify any proposed recapitalization of Nuvation Bio, and any alternative thereto, and other related authority. Nuvation Bio’s board of directors appointed Robert Bazemore, Kim Blickenstaff, Michelle Doig, Claudio Nessi, W. Anthony Vernon and Daniel Welch as the members of the special committee. In addition, the Nuvation Bio board of directors resolved that it would not approve any proposed recapitalization without a prior favorable recommendation by the special committee.

On September 24, 2020, Panacea held a special meeting of its board of directors via teleconference. Representatives of Cowen, EcoR1 and members of Panacea management, along with a representative of Skadden, were in attendance by invitation of the Panacea board of directors. Cowen presented to Panacea’s board of directors an update on meetings with potential PIPE investors and Skadden presented to Panacea’s board of directors an update on the status of the drafting of the merger agreement, PIPE materials and other definitive documents.

On September 28, 2020, Skadden, on behalf of Panacea, provided an initial draft of the merger agreement to Cooley, on behalf of Nuvation Bio.

On September 30, 2020, Cooley sent an initial legal due diligence request list to Skadden, and Skadden provided responses to the requests on October 6, 2020 and October 7, 2020.

On October 2, 2020, the Nuvation Bio board of directors’ special committee, together with representatives of its independent legal advisors, held its second meeting to review and discuss a proposed recapitalization of Nuvation Bio to implement a dual-class structure and share exchange transaction in which Dr. Hung would exchange all of his holdings of Nuvation Bio capital stock for an equal number of shares of New Nuvation Bio Class B common stock having the right (voting together with the New Nuvation Bio Class A common stock with one vote per share) to elect and remove (without cause) three directors plus at least 50% of any additional directors beyond seven, ten votes per share on any proposed acquisition or liquidation of Nuvation Bio, one vote per share (voting together with the New Nuvation Bio Class A common stock as a single class) on all other matters, and convertibility (and in some cases automatic conversion), on a share-for-share basis, into New Nuvation Bio Class A common stock. Following discussion, and having previously received advice from its independent financial and legal advisors, the special committee unanimously approved the proposed recapitalization and share exchange and resolved to recommend that the board of directors approve them and submit them to the stockholders for their consideration.

On October 5, 2020, Nuvation Bio’s board of directors, upon the favorable recommendation of its special committee, unanimously (with Dr. Hung abstaining) approved the proposed recapitalization and share exchange and resolved to submit them to the stockholders for their consideration. Between October 7, 2020 and October 17, 2020, the stockholders of Nuvation Bio executed written consents unanimously approving the proposed recapitalization and share exchange.

Also on October 5, 2020, Cooley, on behalf of Nuvation Bio, e-mailed to Skadden, on behalf of Panacea, initial drafts of forms of lockup agreement and Skadden e-mailed to Cooley initial drafts of forms of support agreement. Skadden and Cooley exchanged multiple drafts of these and various other ancillary agreements and documents, to be entered into in connection with the Business Combination. See “The Merger Agreement—Related Agreements” on page 257 of this proxy statement/prospectus.

On October 7, 2020, Panacea held a special meeting of its board of directors via teleconference. Representatives of Cowen, members of Panacea management, a representative of EcoR1 and a representative of Skadden were in attendance by invitation of Panacea’s board of directors. During the course of this meeting, members of Panacea management and Panacea’s board of directors discussed updates on the process timeline for the transaction and the status of ongoing discussions with potential investors in the PIPE.

Also on October 7, 2020, Cooley, on behalf of Nuvation Bio, provided a revised draft of the merger agreement to Skadden, on behalf of Panacea. Open items of disagreement reflected in the revised draft included: (i) Panacea’s representation on Panacea’s board of directors following the transaction, (ii) the scope of actions by Nuvation Bio that would require Panacea’s approval between signing and closing, (iii) the parameters of each party’s obligation to not solicit alternative transactions between signing and closing, and (iv) closing conditions and termination rights.

From October 9, 2020 through October 20, 2020, Panacea’s advisors engaged in calls and correspondence with potential investors in the PIPE and their respective counsel. In conjunction therewith, a revised PIPE subscription agreement was sent to prospective investors on October 13, 2020, a draft of the merger agreement was made available to prospective PIPE investors on October 15, 2020, and a near-final PIPE subscription agreement was made available to prospective PIPE investors on October 19, 2020.

On October 9, 2020, Cooley, on behalf of Nuvation Bio, provided a set of Nuvation Bio’s disclosure schedules with respect to the merger agreement to Skadden, on behalf of Panacea. On October 20, 2020, Skadden, on behalf of Panacea, provided a set of Panacea’s disclosure schedules with respect to the merger agreement to Cooley, on behalf of Nuvation Bio. Cooley and Skadden continued to exchange drafts of the disclosure schedules on behalf of Panacea and Nuvation Bio, respectively, through the time the merger agreement was executed on October 20, 2020.

On October 14, 2020, Skadden, on behalf of Panacea, provided a revised draft of the merger agreement to Cooley, on behalf of Nuvation Bio. Skadden and Cooley continued to exchange several more drafts of the merger agreement on behalf of Panacea and Nuvation Bio, respectively, through the time the merger agreement was executed on October 20, 2020.

On October 16, 2020, Cooley and Skadden discussed a proposed change in the voting interest of the New Nuvation Bio Class B common stock such that it would have, as a class, an approval right over any liquidation event (as defined in the post-merger certificate of incorporation) rather than having ten votes per share in connection with a liquidation event.

On October 20, 2020, Panacea formalized Jefferies’s role to act as a placement agent in connection with the PIPE in addition to its existing role as lead financial and capital markets advisor to Nuvation Bio.

On October 20, 2020, the Nuvation Bio board of directors met via teleconference to discuss anticipated final transaction terms and evaluate the Business Combination. Representatives of Cooley were in attendance by invitation of Nuvation Bio’s board of directors. Cooley presented a summary of the terms of the merger agreement and principal related agreements and reviewed the process timeline. Following discussion and consideration, Nuvation Bio’s board of directors concluded that the merger agreement, the other agreements contemplated thereby and the Business Combination were fair to, advisable and in the best interests of Nuvation Bio and its stockholders and that it was advisable for Nuvation Bio to enter into the merger agreement and consummate the transactions contemplated thereby. Upon a motion duly made and seconded, Nuvation Bio’s board of directors unanimously resolved that the merger agreement and each of the related agreements and the Business Combination be approved.

Also on October 20, 2020, Panacea held a special meeting of its board of directors via teleconference to discuss anticipated final transaction terms and evaluate the Business Combination. Representatives of Cowen, members of Panacea management, representatives of EcoR1 and a representative of Skadden were in attendance by invitation of Panacea’s board of directors. Cowen presented Panacea’s board of directors with an overview of the PIPE and the order book. Members of Panacea management next presented an overview of the valuation of the combined companies, the transaction summary, process timeline and draft press release. Representatives of Skadden then gave Panacea’s board of directors a presentation describing their fiduciary duties in connection with evaluating any transaction. Following discussion and consideration, Panacea’s board of directors concluded, taking into account the criteria utilized by Panacea to evaluate acquisition opportunities and based upon its evaluation of Nuvation Bio, that the merger agreement, the other agreements contemplated thereby and the Business Combination were fair to, advisable and in the best interests of Panacea and its stockholders and that it was advisable for Panacea to enter into the merger agreement and consummate the transactions contemplated thereby. Upon a motion duly made and seconded, Panacea’s board of directors unanimously resolved that the merger agreement and each of the related agreements and the Business Combination be approved.

On October 20, 2020, final PIPE subscription agreements were executed and delivered by the PIPE investors.

On October 20, 2020, the parties executed the merger agreement and other documentation related thereto. See the section titled “The Merger Agreement” beginning on page 243 of this proxy statement/prospectus for a discussion of the terms of the merger agreement. On the morning of October 21, 2020, before the U.S. stock markets opened, Panacea and Nuvation Bio announced the execution of the merger agreement and the proposed Business Combination.

Recommendation of the Panacea Board of Directors and Reasons for the Business Combination

The Board, in evaluating the transaction with Nuvation Bio, consulted with Panacea’s management and its legal counsel, and financial, accounting and other advisors. In reaching its unanimous resolution (i) that the terms and conditions of the merger agreement and the transactions contemplated thereby, including the Business Combination, are advisable, fair to and in the best interests of Panacea and its stockholders and (ii) to recommend that Panacea’s stockholders adopt the merger agreement and approve the transactions contemplated thereby, including the Business Combination, Panacea’s board of directors considered and evaluated a number of reasons. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, Panacea’s board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific reasons that it considered in reaching its determination and supporting its decision. This explanation of Panacea’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements; Market, Ranking and Other Industry Data” beginning on page iv of this proxy statement/prospectus.

The Board considered a number of reasons pertaining to the Business Combination as generally supporting its decision to enter into the merger agreement and the transactions contemplated thereby, including:

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Experienced leadership team led by David Hung, M.D., who have together developed multiple major oncology drugs. David Hung, M.D. the founder and Chief Executive Officer of Nuvation Bio, has over 15 years of experience as a leader in the biopharmaceutical industry. Prior to Nuvation Bio, Dr. Hung founded Medivation in 2003, and in 2016, Medivation was sold to Pfizer for $14.3 billion in an all-cash deal, one of the largest biopharma sales ever by a founding Chief Executive Officer. At Medivation, Dr. Hung identified, in-licensed, and led bench-to-bedside development of enzalutamide (XTANDI®), which is now approved in more than 60 countries and, in 2019, generated $3.7 billion in sales. Dr. Hung also licensed the PARP inhibitor talazoparib from BioMarin into Medivation in 2015 and led the phase 3 development of talazoparib. Talazoparib achieved FDA approval in 2018 and is now marketed as TALZENNA® for the treatment of breast cancer. Led by Dr. Hung, Nuvation Bio management leverages its experience in bringing oncology products to develop its diverse product pipeline of six small molecule programs. Nuvation Bio’s innovative product pipeline, along with Nuvation Bio’s investment in future areas of oncology research, makes Nuvation Bio well-positioned to establish itself as a leader in oncology drug development.

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Broad wholly owned pipeline of oncology drug candidates with strong intellectual property protection pursuing targets validated by clinical or preclinical data. Nuvation Bio is developing a wholly owned deep pipeline of targeted oncology candidates, which have significant potential to deliver clinically meaningful benefit. Its lead product candidate NUV-422 is a selective inhibitor of key regulators of cell cycle checkpoints cyclin-dependent kinases 2/4/6, or CDK 2/4/6, for which Nuvation Bio has an effective IND application and expects to initiate a Phase 1/2 trial for the treatment of high-grade gliomas by the first quarter of 2021. Nuvation Bio’s second product candidate is NUV-868, a novel inhibitor of the BET family member BRD4. Nuvation Bio’s third product candidate, NUV-569, is a selective inhibitor of WEE1. Nuvation Bio also has two product candidates from its proprietary DDC platform: NUV-1156, a targeted tumor cell inhibitor that binds to androgen receptor-expressing tissues such as the prostate, and NUV-1176, which binds to estrogen receptor-expressing tissues such as breast. Nuvation Bio has a broad intellectual property portfolio covering worldwide rights to all product candidates with expected expirations, excluding any patent term extensions, between 2038 and 2041.

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Rapid advancement of a proprietary oncology pipeline of novel therapeutic candidates through clinical development. Nuvation Bio is advancing its innovative product pipeline, with plans to submit up to five more IND applications to the FDA over the next six years, potentially bringing multiple oncology drug candidates developed against clinically validated targets.

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Advancement of a preclinical portfolio of small molecule oncology product candidates through new technology platforms and deep insight in medicinal chemistry. In order to advance its preclinical portfolio, Nuvation Bio is employing its proprietary platforms, including the DDC platform, to identify new therapeutics molecules. The DDC platform is designed to discover novel small molecule drugs that selectively deliver toxic payloads to cancer cells while sparing healthy non-target tissues. In addition, the Nuvation Bio management team leverages its insights in medicinal chemistry to pursue innovative clinical candidates across all of its pipeline programs. The Board also considered that Nuvation Bio’s approaches have the potential to enable it to create a leading oncology drug discovery and development platform.

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Strategic goal of maximizing the value of product candidates through step-wise value creation and selective partnerships. Nuvation Bio is well positioned to maximize the impact of its assets in various ways, including through the evaluation of its product candidates in combination with compounds owned by third-parties and through geographic collaborations outside the United States that allow Nuvation Bio to leverage the existing infrastructure of other companies.

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Potential to develop of a fully integrated global oncology company. If Nuvation Bio’s product candidates are approved, it is in a strong position to build a global commercial infrastructure and commercialize its product candidates. Furthermore, leveraging its management’s experience, Nuvation Bio has the potential to build a fully integrated research, development and commercialization focused company.

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Strong balance sheet for a development-stage oncology company with investments from top tier U.S. healthcare investors. Top-tier U.S. healthcare investors, including 683 Capital, Ally Bridge Group, Avidity Partners, Deerfield Management Company, Irving Investors, Monashee Investment Management LLC, OrbiMed, Wellington Management, and other existing Nuvation Bio shareholders including The Baupost Group, Boxer Capital of the Tavistock Group, Fidelity Management & Research Company, LLC, Omega Funds, Perceptive Advisors, Redmile Group, and Surveyor Capital

(a Citadel Company), have, together with the forward purchase agreement, committed a total of more than $500.0 million in financing to close concurrently with the Business Combination.

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Financial analysis conducted by Panacea’s management team. Panacea management also considered factors such as Nuvation Bio’s significant upside potential in the range of five to ten times, potential market capitalization of at least $300 million and balance sheet with at least $150 million in cash. The financial analysis conducted by Panacea’s management team and reviewed by Panacea’s board of directors supported this equity valuation of Nuvation Bio.

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Other Alternatives. The Board believed, after a thorough review of other business combination opportunities reasonably available to Panacea, that the proposed Business Combination represents the best potential business combination for Panacea and its stockholders based upon the process utilized to evaluate and assess other potential acquisition targets and Panacea’s board of directors’ and Panacea management’s belief that such processes had not presented a better alternative.

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Terms of the Merger Agreement. The Panacea board of directors reviewed and considered the terms of the merger agreement and the related agreements including the parties’ conditions to their respective obligations to complete the transactions contemplated therein and their ability to terminate such agreements under the circumstances described therein. See the section titled “Proposal No. 1—The Business Combination Proposal” for detailed discussions of the terms and conditions of these agreements.

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Continued Ownership By Sellers. The Board considered that existing Nuvation Bio stockholders would collectively be the largest stockholders of New Nuvation Bio following the Business Combination. The Board considered this a strong sign of existing Nuvation Bio stockholders’, and in particular Dr. Hung’s, confidence in New Nuvation Bio and the benefits to be realized as a result of the Business Combination.

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Independent Director Role. The Board is comprised of a majority of independent directors who are not affiliated with our Sponsor and its affiliates. In connection with the Business Combination, our independent directors took an active role in evaluating the proposed terms of the Business Combination, including the merger agreement. Our independent directors evaluated and unanimously approved, as members of Panacea’s board of directors, the merger agreement and the transactions contemplated therein, including the Business Combination.

The Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following:

•	Benefits Not Achieved. The risk that the potential benefits of the Business Combination may not be fully achieved, or may not be achieved within the expected timeframe.

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Liquidation of Panacea. The risks and costs to Panacea if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in Panacea being unable to effect a business combination by July 6, 2022, and force Panacea to liquidate and Panacea warrants to expire worthless.

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Exclusivity. The fact that the merger agreement includes an exclusivity provision that prohibits Panacea from soliciting other business combination proposals, which restricts Panacea’s ability to consider other potential business combinations to complete prior to July 6, 2022.

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No Survival of Remedies for Breach of Representations, Warranties or Covenants of Nuvation Bio. The risk that Panacea will not have any surviving remedies against Nuvation Bio’s existing stockholders after the closing of the Business Combination to recover for losses as a result of any inaccuracies or breaches of Nuvation Bio’s representations, warranties or covenants set forth in the merger agreement.

•	Post-combination corporate governance. The Board considered the corporate governance provisions of the merger agreement, ancillary agreements and the material provisions of the proposed charter. In particular, they considered the superior voting rights that Dr. Hung would have in New Nuvation Bio and that these rights are not generally available to public shareholders, including shareholders that may hold a large number of shares.

Dual-class structure. The Board considered the risk of concentrating voting power in the dual-class share structure (with super voting rights for Dr. Hung), but determined that they were outweighed by the long-term benefits that a founder-controlled company would provide to Panacea stockholders and future shareholders of New Nuvation Bio after closing.

•	Stockholder Vote. The risk that Panacea’s stockholders may fail to provide the respective votes necessary to effect the Business Combination.

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Redemptions. The risk that Panacea’s current public stockholders may redeem their public shares for cash in connection with consummation of the Business Combination, thereby reducing the amount of cash available to Panacea and potentially resulting in an inability to consummate the Business Combination if our total cash proceeds, after giving effect to the forward purchase agreement and PIPE investment, does not equal or exceed $500.0 million (or $480.0 million if Dr. Hung does not fulfill his agreement to invest $20.0 million as part of the PIPE investment).

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Limitations of Review. The Board considered that they were not obtaining an opinion from any independent investment banking or accounting firm that the consideration to be received by the existing Nuvation Bio stockholders is fair to Panacea or its stockholders from a financial point of view. Accordingly, Panacea’s board of directors considered that Panacea may not have properly valued Nuvation Bio.

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Closing Conditions. The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within Panacea’s control, including approval by Panacea’s stockholders and approval by NYSE of the initial listing application in connection with the Business Combination.

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Litigation. The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•	Fees and Expenses. The fees and expenses associated with completing the Business Combination.

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Other Risks. Various other risks associated with the Business Combination, the business of Panacea and the business of Nuvation Bio described under “Risk Factors” beginning on page 33 of this proxy statement/prospectus.

In addition to considering the factors described above, Panacea’s board of directors also considered:

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Interests of Certain Persons. Some officers and directors of Panacea may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of Panacea’s stockholders (see “—Interests of Certain Persons in the Business Combination” below). Our independent directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and unanimously approving, as members of the board, the merger agreement and the transactions contemplated therein, including the Business Combination.

The Board concluded that the potential benefits that it expected Panacea and its stockholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, Panacea’s board of directors unanimously determined that the merger agreement and the transactions contemplated thereby, including the Business Combination, were advisable, fair to, and in the best interests of, Panacea and its stockholders.

Summary of Panacea Financial Analysis

The following is a summary of the material financial analyses prepared by Panacea management and reviewed by the Panacea board of directors in connection with the valuation of Nuvation Bio. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by Panacea nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by the Panacea board of directors. Panacea may have deemed various assumptions more or less probable than other assumptions. Some of the summaries of the financial analyses set forth below include information presented in tabular format. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Panacea’s financial analyses and the recommendation of the Panacea board of directors.

In performing the analyses, Panacea management made numerous material assumptions with respect to, among other things, timing of clinical trials, patient enrollment, timing of receipt of regulatory approvals that may be needed, characterization of the product candidates, market size, commercial efforts, industry performance, general business and economic conditions and numerous other matters, many of which are beyond the control of Panacea, Nuvation Bio or any other parties to the Business Combination. None of Nuvation Bio, Panacea, or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of Nuvation Bio do not purport to be appraisals or reflect the prices at which Nuvation Bio shares may actually be valued or trade in the open market after the consummation of the Business Combination. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. The following quantitative information, to the extent that it is based on market data, is not necessarily indicative of current market conditions.

Comparable Company Analysis

In connection with the valuation of Nuvation Bio, Panacea reviewed certain financial information of certain publicly traded companies, certain companies that have recently completed an IPO and companies that have previously announced a merger with a special purpose acquisition company (“SPAC”). In connection with its analysis, Panacea reviewed certain financial information of Nuvation Bio, such as its expected cash needs, financing history and equity capitalization.

Panacea considered certain financial and operating data for (i) certain publicly traded, pre-proof of concept oncology companies (the “Trading Comparables”), (ii) certain IPOs of companies operated by management teams with a track record of success (the “IPO Comparables”) and (iii) a precedent SPAC combination (the “SPAC Comparable” and, together with the IPO and Trading Comparables, the “Comparables”). The selected companies, among others were:

Trading Comparables:

•	Black Diamond Therapeutics

•	Relay Therapeutics

•	Revolution Medicines

•	Zentalis

IPO Comparables:

•	Alector

•	Allogene Therapeutics

•	Denali Therapeutics

•	Gossamer Bio

•	Kiniksa Pharmaceuticals

•	Vir Biotechnology

SPAC Comparable:

•	Cerevel Therapeutics

None of the selected companies has characteristics identical to Nuvation Bio. Companies were selected because they have a combination of the following Comparables: therapeutic focus, stage of development, breadth of pipeline, management expertise, drug mechanism of action and / or target patient populations. While some of the Comparables are single-asset companies, it is important to note that Nuvation Bio is a multi-asset company with 5 preclinical assets and one clinical stage asset. Additionally, while some of the selected Comparables are non-oncology focused, Panacea considered these Comparables because they share other qualities such as being run by experienced management teams, broad drug development pipelines or were formed from a combination with a SPAC, similar to Nuvation Bio. The Comparables that Panacea considered to be the most relevant are Black Diamond, Revolution Medicines and Relay Therapeutics, which are all pre proof-of-concept oncology companies with clinical-stage assets and a preclinical pipeline. All three companies are conducting early-stage trials of their lead assets as well as using their scientific platform to develop additional assets. An analysis of selected companies is not purely quantitative; rather it involves complex consideration and judgements concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading values of the companies reviewed. Panacea believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the Comparables. Accordingly, Panacea also made qualitative judgments, based on the experience and professional judgment of its directors and officers, concerning differences between the operational, business and/or financial characteristics of Nuvation Bio and the Comparables to provide a context in which to consider the results of the quantitative analysis.

Panacea reviewed the market capitalization and implied enterprise value of each of the Trading Comparables, the pre-IPO value of each of the IPO Comparables as well as the pre-combination value and implied trading value of the SPAC Comparable which Panacea management deemed relevant based on its professional judgment and expertise, and compared the same to the implied enterprise value of $1.322 million for Nuvation Bio determined in accordance with Panacea management’s internal valuation analysis.

When compared to the implied enterprise value of $1.322 million for Nuvation Bio determined in accordance with Panacea management’s internal valuation analysis, the comparative analysis showed that Nuvation Bio’s implied enterprise value was within the mean and median implied enterprise values and market capitalizations of the Trading Comparables and the mean and median implied pre-IPO value of the IPO Comparables and above the value of the SPAC Comparable:

Trading Comparables:
Company	Stage of Lead Comparable Program	Market Cap	Implied Enterprise Value
Relay Therapeutics	Phase I	$3,144	$2,404
Revolution Medicines	Phase I/II	1,860	1,368
Black Diamond Therapeutics	Phase I/II	1,038	834
Zentalis	Phase I/II	1,366	999
Mean		$1,852	$1,401
Median		1,613	1,183

IPO Comparables:
Company	Stage of Lead Comparable Program	Pre-IPO Value	IPO Size	Post-IPO Value
Alector	Phase I	$1,174	$185	$1,359
Allogene	Phase I	1,892	373	2,264
Denali	Phase I	1,427	287	1,715
Gossamer Bio	Phase II	780	317	1,097
Kiniksa Pharmaceuticals	Phase II	779	171	949
Vir Biotechnology	Phase I/II	2,157	143	2,300
Mean		$1,368	$246	$1,614
Median		1,301	236	1,537

SPAC Comparable:
Company	Stage of Lead Comparable Program	Pre-Combination Value	Implied Trading Value
Cerevel	Phase III	$780	$1,300

Other Considerations

In addition to the analysis described above, Panacea’s management team considered the financing that would be required in connection with the Business Combination and determined that (a) Nuvation Bio had no significant outstanding indebtedness to service, repay or refinance and (b) that the PIPE investment was sized such that, together with the expected cash from Panacea’s trust account (assuming no redemptions), Nuvation Bio’s research and development programs would be expected to be funded for at least the next several years.

Satisfaction of 80% Test

The NYSE rules require that Panacea’s initial business combination must occur with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes and excluding the amount of any fee payable pursuant to a Business Combination Marketing Agreement held in trust) at the time of it signing a definitive agreement in connection with an initial business combination. It is also a requirement under Panacea’s existing charter that Panacea’s initial business combination must occur with one or more target businesses that have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the amount of any deferred underwriting discount). Based on the financial analysis of Nuvation Bio generally used to approve the transaction, the Panacea board of directors determined that this requirement was met. The Panacea board of directors determined that the consideration being paid in the Business Combination, which amount was negotiated at arms-length, was fair to and in the best interests of Panacea and its shareholders and appropriately reflected Nuvation Bio’s value. In reaching this determination, the Panacea board of directors concluded that it was appropriate to base such valuation in part on qualitative factors such as management strength and depth, competitive positioning, industry relationships, and technical skills, as well as quantitative factors such as Nuvation Bio’s potential for future revenue. The Panacea board of directors believes that the financial skills and background of its members qualify it to conclude that the acquisition of Nuvation Bio met this requirement.

Interests of Certain Persons in the Business Combination

In considering the recommendation of the board of directors of Panacea to vote in favor of approval of the Business Combination Proposal, the Charter Proposals, the NYSE Proposal, the Incentive Plan Proposal and the ESPP Proposal, stockholders should keep in mind that certain members of the board of directors and executive officers of Panacea and the founders, including their directors and executive officers, have interests in such proposals that are different from, or in addition to, those of Panacea stockholders generally. These interests include, among other things:

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If the merger or another business combination is not consummated by July 6, 2022, Panacea will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares for cash and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating. In such event, the 2,875,000 founder shares held by the Sponsor and the directors and officers of Panacea, which were acquired for an aggregate purchase price of $20,000 prior to the Panacea’s IPO would be worthless because the holders are not entitled to participate in any redemption or distribution with respect to such shares. Such shares had an aggregate market value of $                based upon the closing price of $                per share on the NYSE on                , 2021, the Panacea record date.

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The Sponsor purchased 390,000 private placement units for an aggregate purchase price of $3.9 million in connection with Panacea’s IPO. A portion of the proceeds Panacea received from the purchase was placed in the Trust Account. Such units had an aggregate market value of $                 based upon the closing price of $                 per warrant on the NYSE on                , 2021, the Panacea record date. The private placement units will become worthless if Panacea does not consummate a business combination by July 6, 2022.

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If the Trust Account is liquidated, including in the event we are unable to complete an initial business combination by July 6, 2022, our Sponsor has agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which we have entered into an acquisition agreement or claims of any third party (other than our independent public accountants) for services rendered or products sold to us, but only if such a third party or target business has not executed a waiver of any and all rights to seek access to the Trust Account.

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Funds affiliated with the Sponsor and Oleg Nodelman, our current Chief Executive Officer and Chairman of Panacea’s board of directors invested a total of $20.0 million in Nuvation Bio’s Series A preferred stock financing round in June 2019. The closing of the shares purchased in this investment closed in two equal tranches, in June 2019 and October 2020, resulting in approximately 3.2% ownership of Nuvation Bio on a fully diluted basis. The Sponsor and Mr. Nodelman therefore hold a beneficial interest in shares of Nuvation Bio Series A preferred stock that will be exchanged for the right to receive shares of New Nuvation Bio Class A common stock in the merger.

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Funds affiliated with the Sponsor and Mr. Nodelman have entered into a forward purchase agreement which provides for the purchase by such funds of an aggregate of 2,500,000 shares of New Nuvation Bio Class A common stock and 833,333 redeemable warrants, for an aggregate purchase price of $25.0 million, or $10.00 per share of New Nuvation Bio Class A common stock and 833,333 redeemable warrants, in a private placement which will close substantially concurrently with the closing of the initial business combination.

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Funds affiliated with the Sponsor and Mr. Nodelman have entered into subscription agreements to purchase 2,500,000 shares of New Nuvation Bio Class A common stock for an aggregate purchase price of $25.0 million, or $10.00 per share of New Nuvation Bio Class A common stock, as part of the PIPE investment which will close immediately prior to the closing of the Business Combination. Shalini Sharp, one of Panacea’s independent directors, has also entered into a subscription agreement to purchase 10,000 shares of New Nuvation Bio Class A common stock for a purchase price of $100,000, or $10.00 per share, as part of the PIPE investment.

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The Sponsor has the right, but not the obligation, to purchase immediately prior to the closing of the Business Combination additional shares of Panacea Class A common stock at a purchase price of $10.00 per share, to the extent our total available cash (after taking into account the PIPE investment and the forward purchase agreement) less than $500.0 million (or $480.0 million if Dr. Hung has not fulfilled his contractual commitment to fund $20.0 million of the PIPE investment).

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Mr. Nodelman will remain a member of the board of directors of New Nuvation Bio after the closing of the merger for a term that expires in 2022, unless and until the Sponsor appoints a replacement director. As such, in the future, unless and until he is replaced, Mr. Nodelman will receive any cash fees, stock options or stock awards that the New Nuvation Bio board of directors determines to pay for his service.

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Sponsor and Panacea’s officers and directors, and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on Panacea’s behalf, such as identifying and investigating possible business targets and business combinations. However, if Panacea fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, Panacea may not be able to reimburse these expenses if the merger or another business combination is not completed by July 6, 2022.

•	The holders of the founder shares and subscribers in the PIPE investment (including affiliates of the Sponsor and Mr. Nodelman) are entitled to customary registration rights.

•	Panacea’s officers and directors will receive continued indemnification and liability insurance after the merger.

In addition, Nuvation Bio’s directors and executive officers have interests in the Business Combination that are different from, or in addition to, those of Panacea’s stockholders and Nuvation Bio’s stockholders generally. These interests include, among other things, the interests listed below:

•

All of the executive officers and some of the directors of Nuvation Bio have received options to purchase Nuvation Bio common stock. As explained in the section titled “The Merger Agreement—Conversion of Shares,” those options will convert into options to purchase New Nuvation Bio Class A common stock.

•	Nuvation Bio may enter into new employment agreements with its executive officers. It has not yet been determined whether there will be any such agreements or, if so, what their terms would be.

The founders have agreed to vote in favor of the Business Combination, regardless of how our public stockholders vote. Unlike some other blank check companies in which the initial stockholders agree to vote their shares in accordance with the majority of the votes cast by the public stockholders in connection with an initial business combination, each of the founders and the directors of Panacea has agreed to, among other things, vote in favor of the merger agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. As of the date of this proxy statement/prospectus, the founders (including Panacea’s independent directors) owns 22.1% of the issued and outstanding common stock of Panacea (excluding warrants).

At any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material nonpublic information), the founders, the existing stockholders of Nuvation Bio or our or their respective directors, officers, advisors or respective affiliates may (i) purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the proposals, or elect to redeem, or indicate an intention to redeem, public shares, (ii) execute agreements to purchase such shares from such investors in the future, or (iii) enter into transactions with such investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of the proposals or not redeem their public shares. Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of Panacea’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the founders, the existing stockholders of Nuvation Bio or our or their respective directors, officers, advisors, or respective affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to (x) increase the likelihood of approving the proposals and (y) limit the number of public shares electing to redeem, including to satisfy any redemption threshold.

Entering into any such arrangements may have a depressive effect on our common stock (e.g., by giving an investor or holder the ability to effectively purchase shares at a price lower than market, such investor or holder may therefore become more likely to sell the shares he or she owns, either at or prior to the Business Combination). If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the Panacea Special Meeting and would likely increase the chances that such proposals would be approved. Panacea will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the Panacea Special Meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

The existence of financial and personal interests of one or more of Panacea’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Panacea and its stockholders and what he, she or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. In addition, Panacea’s officers have interests in the Business Combination that may conflict with your interests as a stockholder.

Regulatory Approvals Required for the Merger

Completion of the merger is subject to regulatory approval under the HSR Act. Panacea and Nuvation Bio have agreed to cooperate with each other and use their respective reasonable best efforts to obtain all required regulatory approvals.

HSR Act

Under the HSR Act, and related rules, the transactions may not be completed until notifications have been filed with and certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”) and all statutory waiting period requirements have been satisfied. Panacea and Nuvation Bio filed Notification and Report Forms with the Antitrust Division and the FTC on November 2, 2020. The Federal Trade Commission granted the request for early termination of the waiting period under the HSR Act on November 10, 2020.

At any time before or after the completion of the merger, the Antitrust Division or the FTC could take action under the U.S. antitrust laws, including seeking to prevent the merger, to rescind the merger or to clear the merger subject to the divestiture of assets of Panacea or Nuvation Bio or subject the transactions to other remedies. In addition, U.S. state attorneys general could take action under the antitrust laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin the completion of the transactions or permitting completion subject to the divestiture of assets of Panacea or Nuvation Bio or other remedies. Private parties may also seek to take legal action under the antitrust laws under some circumstances. There can be no assurance that a challenge to the transactions on antitrust grounds will not be made or, if such challenge is made, that it would not be successful.

There can be no assurances, or as to the ability of Panacea and Nuvation Bio to obtain the approvals on satisfactory terms or the absence of litigation challenging such approvals.

Accounting Treatment of the Business Combination

The Business Combination will be accounted for as a “reverse recapitalization” in accordance with GAAP. Under this method of accounting Panacea will be treated as the “acquired” company for financial reporting purposes. This determination is primarily based on the fact that subsequent to the Business Combination, the stockholders of Nuvation Bio are expected to have a majority of the voting power of New Nuvation Bio, Nuvation Bio will comprise all of the ongoing operations of New Nuvation Bio, the designees of Nuvation Bio will comprise a majority of the board of directors of New Nuvation Bio, and Nuvation Bio’s senior management will comprise all of the senior management of New Nuvation Bio. Accordingly, for accounting purposes, the

Business Combination will be treated as the equivalent of Nuvation Bio issuing shares for the net assets of Panacea, accompanied by a recapitalization. The net assets of Panacea will be stated at historical costs. No goodwill or other intangible assets will be recorded. Operations prior to the Business Combination will be those of Nuvation Bio.

Public Trading Markets

Panacea Class A common stock is listed on the NYSE under the symbol “PANA”. Panacea’s warrants are listed on the NYSE under the symbol “PANA WS”. Panacea’s units are listed on the NYSE under the symbol “PANA.U”. Following the merger, New Nuvation Bio Class A common stock (including common stock issuable in the merger), New Nuvation Bio warrants and New Nuvation Bio units will each be listed on the NYSE under the symbols “NUVB, NUVB.WS and NUVB.U”, respectively.

THE MERGER AGREEMENT

The following is a summary of the material provisions of the merger agreement. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. You are encouraged to read the merger agreement, including the exhibits attached thereto, in its entirety for a more complete description of the terms and conditions of the merger.

The representations, warranties and covenants contained in the merger agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the merger agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the merger agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of affairs of Panacea without considering the entirety of public disclosure about Panacea as set forth in Panacea’s SEC filings. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in this proxy statement/prospectus or in other public disclosures by Panacea.

Business Combination with Nuvation Bio

On October 20, 2020, Panacea entered into a merger agreement with Merger Sub, a direct, wholly owned subsidiary of Panacea, and Nuvation Bio. As a result of the merger, Merger Sub will merge with and into Nuvation Bio with Nuvation Bio surviving the merger as a direct, wholly owned subsidiary of Panacea (the “surviving company”). Upon the consummation of the business combination, Panacea will change its name to “Nuvation Bio Inc.” The certificate of incorporation set forth as Exhibit A to the merger agreement and the bylaws set forth as Exhibit B to the merger agreement will be the certificate of incorporation and bylaws of the surviving company. The terms of the merger agreement, which contains customary representations and warranties, covenants, closing conditions and other terms relating to the merger and the other transactions contemplated thereby, are summarized below.

Closing and Effective Time of the Merger

Unless the parties otherwise mutually agree, the closing of the merger will take place as promptly as practicable (and no later than three business days) after the date on which all of the closing conditions have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the closing of the merger) (such date, the “closing date”).

On the closing date, Panacea and Nuvation Bio will effect the merger by filing a certificate of merger with the Secretary of State of the State of Delaware, and the merger will become effective at the time the certificate of merger has been duly filed. The time at which the merger becomes effective is sometimes referred to in this proxy statement/prospectus as the “effective time”.

Pre-Closing Recapitalization

Prior to the closing date, without breach of any representation, warranty, covenant or agreement of Nuvation Bio under the merger agreement, Nuvation Bio is permitted and expected to (i) file an amended and restated certificate of incorporation, pursuant to which, among other things, each outstanding share of Nuvation Bio common stock will be exchanged for one new share of Nuvation Bio Class A common stock and (ii) effect the transactions contemplated by a Share Exchange Agreement dated as of October 5, 2020 between Nuvation Bio and Dr. Hung , pursuant to which existing shares of Nuvation Bio common stock and/or Nuvation Bio Series A preferred stock held by Dr. Hung will be exchanged for an equal number of new shares of Nuvation Bio Class B common stock. Nuvation Bio effected these transactions on November 20, 2020.

Conversion of Shares

At the effective time, by virtue of the merger and without any action on the part of Panacea, Merger Sub, Nuvation Bio or the holders of any of the following securities:

•

each share of Nuvation Bio Class A common stock and each share of Nuvation Bio Series A preferred stock issued and outstanding immediately prior to the effective time will be canceled and converted into the right to receive the number of shares of New Nuvation Bio Class A common stock equal to the exchange ratio (as described below), with each holder’s shares rounded down to the nearest whole number;

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each share of Nuvation Bio Class B common stock issued and outstanding immediately prior to the effective time will be canceled and converted into the right to receive the number of shares of New Nuvation Bio Class B common stock equal to the exchange ratio, with each holder’s shares rounded down to the nearest whole number;

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any shares of Nuvation Bio capital stock held in the treasury of Nuvation Bio or owned by Panacea, Merger Sub or Nuvation Bio immediately prior to the effective time will be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto;

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each issued and outstanding share of common stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock of the surviving corporation, which will constitute the only outstanding shares of capital stock of the surviving corporation; and

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each option to purchase Nuvation Bio Class A common shares that is outstanding under the 2019 Plan immediately prior to the closing, whether vested or unvested, will be assumed by New Nuvation Bio and converted into a Converted Option, to purchase a number of shares of New Nuvation Bio Class A common stock equal to the product (rounded down to the nearest whole number) of (a) the number of shares of Nuvation Bio Class A common stock subject to such option immediately prior to the effective time and (b) the exchange ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (i) the exercise price per share of such option immediately prior to the effective time; divided by (ii) the exchange ratio; provided, however, that the exercise price and the number of shares of New Nuvatioin Bio Class A common stock purchasable pursuant to the Converted Options shall be determined in a manner consistent with the requirements of Sections 409A of the Code.

We refer to this transaction as the business combination.

As of the date of this proxy statement/prospectus, the exchange ratio was approximately 0.1966. The exchange ratio will be finally calculated in accordance with the methodology and procedures set forth in the merger agreement.

Representations and Warranties

The merger agreement contains customary representations and warranties and covenants of Nuvation Bio, Panacea and Merger Sub relating to, among other things, their ability to enter into the merger agreement and their respective outstanding capitalization. These representations and warranties are subject to materiality, knowledge and other similar qualifications in many respects and expire at the effective time. These representations and warranties have been made solely for the benefit of the other parties to the merger agreement.

In the merger agreement, Nuvation Bio makes certain representations and warranties (with certain exceptions set forth in the disclosure schedule to the merger agreement) relating to, among other things:

•	proper corporate organization and similar corporate matters;

•	authorization, execution, delivery and enforceability of the agreement and other transaction documents;

•	brokers and finders (these first four representations being the “fundamental representations” as used in the section titled “Conditions to Closing” below);

•	government authorization;

•	absence of conflicts;

•	charter documents and corporate records;

•	related-party transactions;

•	subsidiaries;

•	financial statements;

•	absence of certain changes or events;

•	title to assets and properties;

•	litigation;

•	material contracts;

•	insurance;

•	licenses and permits;

•	compliance with laws, including those relating to data protection, lending activities and foreign corrupt practices;

•	ownership of intellectual property;

•	employees;

•	employee benefits and compensation;

•	real property;

•	tax matters;

•	environmental matters;

•	preclinical development and clinical trials;

•	regulatory filings and data integrity;

•	compliance with FDA regulations and healthcare laws;

•	approval of the board and the stockholders; and

•	other customary representations and warranties.

In the merger agreement, Panacea and Merger Sub make certain representations and warranties relating to, among other things:

•	proper corporate organization and similar corporate matters;

•	authorization, execution, delivery and enforceability of the merger agreement and other transaction documents;

•	corporate power and authorization;

•	government authorization;

•	absence of conflicts;

•	brokers and finders;

•	capitalization and validity of share issuance;

•	minimum trust fund amount;

•	validity of NYSE listing;

•	approval of the board and the stockholders;

•	SEC filing requirements and financial statements;

•	compliance with laws, including those relating to data protection, lending activities and foreign corrupt practices;

•	litigation;

•	absence of certain changes or events;

•	employees and employee benefit plans;

•	properties;

•	material contracts;

•	absence of undisclosed liabilities;

•	affiliate transactions;

•	forward purchase agreement;

•	tax matters;

•	PIPE investment; and

•	other customary representations and warranties.

Conduct of Business Pending the Merger; Covenants

Each of Nuvation Bio, Panacea and Merger Sub have agreed that, prior to the closing date, it will conduct its business in the ordinary course of business consistent with past practices and preserve intact its business relationships with key employees, material suppliers and other material third parties.

In addition to the general covenants above, Nuvation Bio has agreed that, prior to the closing date or the earlier termination of the merger agreement, subject to specified exceptions, it will not, and will cause its subsidiaries not to, without the written consent of Panacea (which may not be unreasonably withheld, conditioned or delayed):

•	amend, modify or supplement its certificate of incorporation and bylaws or other organizational or governing documents;

•	amend, waive any provision of, or terminate prior to its scheduled expiration date, any material contract;

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(A) modify, amend or enter into any contract, agreement, lease, license or commitment, which is with respect to real property, (B) enter into any contract, agreement, lease, license or commitment that obligates the payment of more than $2.0 million individually (other than with respect to real property or Nuvation Bio’s intellectual property, or with respect to contract manufacturing contracts with contracts with CMOs) or (C) enter into any contract manufacturing contract with a CMO that obligates the payment of more than $5.0 million individually;

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excluding Nuvation Bio’s intellectual property, sell, lease, license or otherwise dispose of any of Nuvation Bio’s or its subsidiaries’ material assets or assets that are worth $2.0 million or more (individually or in the aggregate) covered by any material contract except (A) pursuant to existing contracts or commitments disclosed in the merger agreement, and (B) in the ordinary course of business;

•

make any capital expenditures in excess of $2.0 million (individually or in the aggregate) outside of the capital expenditure plan made available to Panacea on or prior to the date of the merger agreement;

•

pay, declare or promise to pay any cash or other dividends or other distributions with respect to its capital stock or other equity securities, or pay, declare or promise to pay any other payments to any stockholder (other than payment of salary, benefits, leases, commissions grants of Nuvation Bio stock options, Nuvation Bio capital stock issued upon exercise of Nuvation Bio stock options and similar payments in the ordinary course of business);

•	obtain or incur any loan or other indebtedness other than (A) accounts payable, (B) accrued liabilities in the ordinary course of business and (C) permitted liens under the merger agreement;

•	suffer or incur any lien, except for permitted liens under the merger agreement, on Nuvation Bio’s or its subsidiaries’ assets;

•

acquire, lease, in-license, out-license, sublicense, pledge, sell or otherwise dispose of, divest or spin-off, abandon, waive, covenant not to assert, relinquish or permit to lapse any of Nuvation Bio’s intellectual property except (A) any patent expiring at the end of its statutory term and not capable of being extended, (B) pursuant to a standard contract or (C) granting a non-exclusive license for a person to perform services for a member of Nuvation Bio or its subsidiaries pursuant to any contract research, contract manufacturing, molecular testing or similar contracts entered into in the ordinary course of business;

•	delay, accelerate or cancel any material indebtedness owed to Nuvation Bio or its subsidiaries or write off or make further reserves against the same, other than in the ordinary course of business;

•	merge or consolidate with or acquire any other person or entity or be acquired by any other person or entity;

•

permit any material insurance policy protecting any of Nuvation Bio’s or its subsidiaries’ assets to lapse, other than in connection with such lapse a replacement policy having comparable deductions and providing coverage equal to or greater than the coverage under the lapsed policy for substantially similar premiums or less is in full force and effect;

•

except in the ordinary course of business and consistent with past practice (A) adopt or amend any Nuvation Bio employee benefit plan, other than as required to maintain the qualified status of such employee benefit plan under the Code, or to pay a routine claim for health and welfare benefits or (B) increase compensation or pay any special bonus or other remuneration to any current or former employee, director or other natural person service provider of Nuvation Bio or its subsidiaries (other than annual or quarterly bonuses in the ordinary course of business, annual compensation increases in the ordinary course of business or in connection with new hires (in compliance with the following covenant in the ordinary course of business)), but in any event only to the extent there results no more than $3.5 million in aggregate in cost to Nuvation Bio;

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(A) hire any individual as a Nuvation Bio employee with an annual cash compensation of over $250,000, other than to (1) fill certain open positions listed or (2) replace a Nuvation Bio employee whose employment terminates after the date of the merger agreement, in each case with compensation and benefits that are no more favorable than similarly situated Nuvation Bio employees; or (B) terminate the employment of any Nuvation Bio employee at or above the level of Senior Vice President, other than for cause;

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modify, extend, or enter into any labor agreement, collective bargaining agreement or any other labor-related agreements or arrangements with any labor union, labor organization or works council, or recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any Nuvation Bio employees;

•	waive the restrictive covenant obligations of any Nuvation Bio employee;

•

institute, settle or agree to settle any litigation, action, proceeding or investigation before any governmental authority in each case in excess of $250,000 (exclusive of any amounts covered by insurance) or that imposes injunctive or other non-monetary relief on Nuvation Bio;

•	make any change in its financial accounting principles or methods;

•	change the place of business or jurisdiction of organization of Nuvation Bio;

•	extend any material loans to employees other than travel or other expense advances to employees in the ordinary course of business;

•

issue, redeem or repurchase any capital stock, membership interests or other securities, or issue any securities exchangeable for or convertible into any shares of its capital stock or other securities except subject to the covenant above, in connection with obtaining any loans or grants in the ordinary course of business or issuance of options in the ordinary course of business or Nuvation Bio Class A common stock and Nuvation Bio Class B common stock in connection with exercise of options;

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(A) make or change any material election in respect of material taxes, (B) materially amend, modify or otherwise change any filed material tax return, (C) adopt or request permission of any taxing authority to change any material accounting method in respect of taxes, (D) enter into any closing agreement in respect of material taxes or enter into any tax sharing or similar agreement (other than any such agreement entered into in the ordinary course of business not primarily related to taxes), (E) settle any claim or assessment in respect of material taxes, (F) surrender or allow to expire any right to claim a refund of material taxes (other than a refund resulting from any tax credit that may have been permitted to be but was not claimed under the FFCRA or CARES Act) or (G) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material taxes or in respect to any material tax attribute that would give rise to any claim or assessment of taxes (other than in connection with a customary extension of the due date for filing a tax return obtained in the ordinary course of business);

•

take any action, or knowingly fail to take any action, which action or failure to act could reasonably be expected to prevent the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder; or

•	agree to do any of the foregoing.

Panacea and Merger Sub have agreed that, prior to the closing date or the earlier termination of the merger agreement, subject to specified exceptions, it will not, without the written consent of Nuvation Bio (which may not be unreasonably withheld, conditioned or delayed):

•	amend, modify or supplement its certificate of incorporation and bylaws or other organizational or governing documents;

•

amend, waive any provision or terminate prior to its scheduled expiration date, or otherwise compromise in any way, any material contract or any other material right or asset of Panacea or Merger Sub or any other contract which (A) is with respect to real property, (B) extends for a term of one year or more or (C) obligates the payment of more than $500,000 (individually or in the aggregate);

•	make any capital expenditures;

•	pay, declare or promise to pay any dividends or other distributions with respect to its capital stock or other equity securities;

•

obtain or incur any loan or other indebtedness other than (A) accounts payable, (B) accrued liabilities in the ordinary course of business consistent with past practice, (C) permitted liens under the merger agreement and (D) working capital loans;

•	suffer or incur any lien, except for permitted liens under the merger agreement, on Panacea’s or Merger Sub’s assets;

•

merge or consolidate with or acquire (by purchasing a substantial portion of the assets of or equity in, or by any other manner) any other person or entity or be acquired by any other person or entity;

•	liquidate, dissolve, reorganize or otherwise wind up the business or operations of Panacea or Merger Sub;

•

permit any material insurance policy protecting any of Panacea’s or Merger Sub’s assets to lapse, other than in connection with such lapse a replacement policy having comparable deductions and providing coverage equal to or greater than the coverage under the lapsed policy for substantially similar premiums or less is in full force and effect;

•

enter into, renew or amend in any material respect, any transaction or contract with an affiliate of Panacea or Merger Sub (including, for the avoidance of doubt, (A) the Sponsor or anyone related by blood, marriage or adoption to the Sponsor and (B) any person in which the Sponsor of Panacea has a direct or indirect legal, contractual or beneficial ownership interest of five percent (5%) or greater);

•

institute, settle or agree to settle any litigation, action, proceeding or investigation before any court or governmental authority in each case in excess of $250,000 (exclusive of any amounts covered by insurance) or that imposes injunctive or other non-monetary relief on Panacea or Merger Sub;

•	make any change in its financial accounting principles or methods;

•	change its place of business or jurisdiction;

•	issue, redeem or repurchase any capital stock, or other securities, or issue any securities exchangeable for or convertible into any shares of its capital stock or other securities;

•

amend, modify or waive any of the terms or rights set forth in, any Panacea warrant or the applicable warrant agreement, including any amendment, modification or reduction of the warrant exercise price set forth therein;

•

(A) make or change any material election in respect of material taxes, (B) materially amend, modify or otherwise change any filed material tax return, (C) adopt or request permission of any taxing authority to change any material accounting method in respect of material taxes, (D) enter into any closing agreement in respect of material taxes or enter into any tax sharing or similar agreement (other than any such agreement entered into in the ordinary course of business not primarily related to taxes), (E) settle any claim or assessment in respect of material taxes (other than a refund resulting from any tax credit that may have been permitted to be but was not claimed under the FFCRA or CARES Act), (F) surrender or allow to expire any right to claim a refund of material taxes or (G) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material taxes or in respect to any material tax attribute that would give rise to any claim or assessment of taxes (other than in connection with a customary extension of the due date for filing a tax return obtained in the ordinary course of business;

•

take any action, or knowingly fail to take any action, which action or failure to act could reasonably be expected to prevent the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder;

•	amend, waive or otherwise change the trust agreement in any manner adverse to Panacea; or

•	agree to do any of the foregoing.

Additional Agreements

Proxy Statement; Registration Statement

As soon as reasonably practicable, Panacea and Nuvation Bio agreed to prepare and file with the SEC this proxy statement/prospectus. Each of Panacea and Nuvation Bio agree to use their respective reasonable best efforts to cause this proxy statement/prospectus to be declared effective under the Securities Act as soon as reasonably practicable after filing. Panacea shall cause this proxy statement/prospectus to be mailed to its stockholders of record, as of the record date to be established by the Panacea board of directors and in compliance with Section 8.2 of the merger agreement, as promptly as practicable, but in no event later than three business days following effectiveness except as otherwise required by applicable law, following this proxy statement/prospectus becoming declared effective under the Securities Act. Panacea will cause all documents that it is responsible for filing with the SEC or other regulatory authorities in connection with the merger to (i) comply as to form with all applicable SEC requirements and (ii) otherwise comply in all material respects with all applicable law.

Panacea Stockholder Meeting

Panacea has agreed, in accordance with applicable law, NYSE rules and its existing charter and bylaws, to establish a record date for (which date will be mutually agreed with Nuvation Bio), call and hold a meeting of its stockholders as soon as reasonably practicable after the date on which this proxy statement/prospectus is declared effective, and in no event later than twenty-five days after the date on which Panacea mails this proxy statement/prospectus to its stockholders unless otherwise agreed in writing between Panacea, Merger Sub and Nuvation Bio. Panacea has agreed, through the Panacea board of directors, to use its reasonable best efforts to solicit from its stockholders the approval of the proposals contained in this proxy statement/prospectus and agreed (i) to include a statement to the effect that Panacea’s board of directors has unanimously recommended that the stockholders vote in favor of the proposals in this proxy statement/prospectus and (ii) that neither Panacea’s board of directors nor any committee thereof will withhold, withdraw, qualify, amend or modify, or publicly propose or resolve to withhold, withdraw, qualify, amend or modify, Panacea’s recommendation.

No Solicitation; Change in Recommendation

Under the terms of the merger agreement, from the date of the merger agreement to the effective time or, if earlier, the valid termination of the merger agreement in accordance with its terms, each of Panacea, Merger Sub and Nuvation Bio have agreed not to, and will cause its subsidiaries not to and will cause its and their respective representatives not to, directly or indirectly: (i) solicit, initiate or knowingly encourage, support, facilitate or induce the making, submission or public announcement of any inquiry, indication of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an acquisition proposal, (ii) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any person or entity any non-public information with respect to, or knowingly take any other action regarding, any inquiry, indication of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an acquisition proposal, (iii) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any acquisition proposal, (iv) in the case of Panacea, fail to include the board of director recommendation in (or remove from) this proxy statement/prospectus, (v) enter into any agreement in principle, letter of intent, term sheet or any other agreement, understanding or contract (whether binding or not) contemplating or otherwise relating to any acquisition proposal, (vi) submit any acquisition proposal to the vote of any securityholders of Panacea, Nuvation Bio or any of its subsidiaries (as applicable), (vii) withhold, withdraw, qualify, amend or modify (or publicly propose or announce any intention or desire to withhold, withdraw, qualify, amend or modify), in a manner adverse to the other party, the approval of such party’s board of directors of the merger agreement and/or any of the transactions contemplated thereby, or, in the case of Panacea, the board of director recommendation, (viii) approve any transaction, or any third party becoming an “interested stockholder”, under applicable laws or (ix) resolve, propose or agree to do any of the foregoing (any of the actions described in clauses (iii)-(ix), a “change of recommendation”).

Each of Panacea and Nuvation Bio have also agreed that immediately following the execution of the merger agreement they will cause their representatives to cease any solicitations, discussions or negotiations with any person or entity conducted prior to the merger agreement in connection with an acquisition proposal or any inquiry or request for information that could reasonably be expected to lead to, or result in, an acquisition proposal. Each of Panacea and Nuvation Bio will notify the other party within 48 hours of the receipt by such party or any of its representatives of any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations that constitutes or could reasonably be expected to constitute an acquisition proposal, including a correct and complete copy thereof if in writing or a written summary of the material terms thereof if it is not in writing, and the identity of the party making such inquiry, proposal, offer or request for information.

As used in the merger agreement:

•

“acquisition proposal” means any agreement, offer, proposal or indication of interest (other than the pre-closing recapitalization, the merger agreement and the transactions contemplated thereby), or any public announcement of intention to enter into any such agreement or of (or intention to make) any offer, proposal or indication of interest, relating to, or involving: (a) any acquisition or purchase by any person or entity or group, directly or indirectly, of 10% or more of the securities of Panacea or any member of Nuvation Bio or its subsidiaries, or any tender offer or exchange offer, (b) any merger, consolidation, business combination, share exchange or similar transaction involving 10% or more of the securities of Panacea or any member of Nuvation Bio or its subsidiaries, (c) any sale, acquisition, disposition, mortgage, pledge or other transfer (other than a license) of 10% or more of the assets of Panacea or any member of Nuvation Bio or its subsidiaries, (d) any strategic joint venture, partnership, joint development, exclusive out-license or similar transaction or (e) any liquidation or dissolution of Panacea or any member of Nuvation Bio or its subsidiaries, or any extraordinary dividend, whether of cash or other property, in each case of the foregoing clauses, in any single transaction or series of related transactions; provided, for the avoidance of doubt, that in no event will any (i) equity issuance, (ii) other bona fide financing by Nuvation Bio (subject to Panacea’s consent, not to be unreasonably withheld, conditioned or delayed), (iii) sale or transfer of immaterial assets in the ordinary course of business or (iv) issuance of Nuvation Bio stock options or Nuvation Bio Class A common stock upon the exercise of Nuvation Bio stock options in the ordinary course of business, be deemed an acquisition proposal.

Stock Exchange Listing

Through the closing date, Panacea has agreed to use reasonable best efforts to ensure Panacea remains listed as a public company on, and for shares of Panacea Class A common stock to be listed on, the NYSE. Panacea has agreed to cause the New Nuvation Bio Class A common stock to be issued in connection with the merger to be approved for listing on the NYSE as promptly as practicable following the issuance thereof, subject to official notice of issuance, prior to the closing date.

Other Covenants and Agreements

The merger agreement contains other covenants and agreements, including covenants related to:

•	Nuvation Bio and Panacea providing the other party with annual and interim financial statements on or before November 30, 2020;

•	Nuvation Bio and Panacea providing access to books and records and furnishing relevant information to the other party, subject to certain specified restrictions and conditions;

•	prompt notification of certain matters;

•	Nuvation Bio, in good faith and at its own expense, maintaining its intellectual property;

•	Nuvation Bio and Panacea using reasonable best efforts to consummate the Business Combination;

•	confidentiality and publicity relating to the Business Combination;

•	director and officer indemnification and insurance;

•	Panacea agreeing to do all things necessary, proper or advisable to consummate the transactions contemplated by the subscription agreements;

•	certain employee matters, including continuing employees, employee benefits and the establishment of an equity incentive award plan to be effective after the closing;

•	Nuvation Bio and Panacea agreeing to take all actions reasonably necessary to cause certain appointments to the board of the surviving company;

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Panacea keeping current and timely filing all reports required to be filed or furnished with the SEC and otherwise complying in all material respects with its reporting obligations under applicable securities laws;

•	Panacea making appropriate arrangements for certain disbursements from the trust account;

•	Panacea taking steps to exempt the acquisition of Panacea Class A common stock and founder shares from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder;

•	agreement relating to the intended tax treatment of the Business Combination; and

•	cooperation regarding any filings required under the HSR Act.

Conditions to Closing

Mutual

Consummation of the Business Combination is conditioned upon the satisfaction or, to the extent permitted by applicable law, waiver by the party for whose benefit such condition exists, of each of the following conditions:

•	No provisions of any applicable law, and no order by any governmental authority shall restrain or prohibit or impose any condition on the consummation of the closing.

•	There shall not be any action brought by any governmental authority to enjoin or otherwise restrict or make illegal the consummation of the closing.

•	Any waiting period under the HSR Act shall have expired or been terminated.

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After giving effect to the transactions, including the PIPE investment and the forward purchase agreement, Panacea shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after redemptions of any Panacea Class A common stock and founder shares immediately after effecting the transactions.

•

This proxy statement/prospectus shall have become effective under the Securities Act and no stop order suspending the effectiveness of this proxy statement/prospectus shall have been issued and no proceedings for that purposes shall have been initiated or threatened by the SEC and not withdrawn.

•	Panacea stockholder approval shall have been obtained in accordance with the provisions of Panacea’s charter and applicable laws, including the DGCL, NYSE rules and the Exchange Act.

•	Nuvation Bio stockholder approval shall have been duly obtained in accordance with the DGCL and Nuvation Bio’s organizational documents, as amended and in effect on the date hereof.

Nuvation Bio’s Conditions to Closing

The obligation of Nuvation Bio to consummate the Business Combination, in addition to the conditions described above, are conditioned upon, among other things the satisfaction or, to the extent permitted by applicable law, waiver at Panacea’s discretion, of each of the following conditions:

•	Panacea and Merger Sub shall have performed in all material respects its obligations required to be performed in the merger agreement at or prior to the closing.

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The representations and warranties relating to corporate existence and power, authorization and finders’ fees shall (A) if qualified by materiality or Panacea material adverse effect, (i) be true, correct and complete in all respects at and as of the date of the merger agreement, (ii) be true, correct and complete as of the closing date (or in the case of (i) and (ii) except to the extent such representations and warranties expressly relate to a specified date, and in such case, shall be true correct and complete as of such earlier date) and (B) if not qualified by materiality or Panacea material adverse effect (i) be true, correct and complete in all material respects at and as of the date of the merger agreement and (ii) be true, correct and complete in all material respects as of the closing date (or in the case of (i) and (ii) except to the extent such representations and warranties relate to a specified date, and in such case, shall be true, correct and complete in all material respects at and as of such earlier date), (y) the representations and warranties of Panacea and Merger Sub shall be true, correct and complete (other than de minimis inaccuracies), and (z) all other representations and warranties of Panacea and Merger Sub set forth in Article V of the merger agreement, disregarding all qualification and exceptions contained therein relating to materiality or material adverse effect, shall: (1) be true, correct and complete at and as of the date of the merger agreement and (2) be true, correct and complete as of the closing date (or in the case of (1) and (2), except to the extent such representations and warranties expressly relate to a specified date, and in such case, at and as of such earlier date) for any inaccuracies in such representations and warranties which, individually or in the aggregate, has not had, and would not reasonably be expected to result in, a Panacea material adverse effect.

•	Nuvation Bio shall have received a certificate signed by an authorized officer of Panacea to the foregoing effect set forth in the two foregoing conditions to closing.

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The amount equal to (i) all amounts remaining in the trust account (net of any redemptions of Panacea’s common stock), plus (ii) the aggregate amount of cash that has been funded to and remains with Panacea pursuant to the forward purchase agreement, plus (iii) the aggregate amount of cash that has been funded to and remains with Panacea pursuant to the subscription agreements as of immediately prior to the closing, shall equal or exceed $500.0 million; provided that to the extent Dr. Hung has not fulfilled his contractual commitment to fund at least $20.0 million of the PIPE investment, the cash closing requirement shall be reduced dollar for dollar by the amount of such shortfall.

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The securities to be issued in connection with the closing shall be conditionally approved for listing upon the closing of the merger on the NYSE subject to any requirement to have a sufficient number of round lot holders of Panacea Class A common stock.

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Panacea’s charter shall have been amended and restated in the form attached to the merger agreement as Exhibit A and Panacea’s bylaws shall have been amended and restated in the forms attached to the merger agreement as Exhibit B to be effective as of the closing of the merger.

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Certain persons shall have resigned from all of their positions and offices with Panacea and Merger Sub, in each case, to be effective as of, and conditioned upon the occurrence of, the closing of the merger.

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All conditions to the funding pursuant to the forward purchase agreement, if any shall have been satisfied, and such funding shall have been delivered to Panacea least one business day prior to the closing date in accordance with the forward purchase agreement, such that the funding of the will be consummated immediately prior to the closing in accordance with the terms of the forward purchase agreement.

Panacea’s Conditions to Closing

The obligations of Panacea to consummate the transactions contemplated by the merger agreement, in addition to the conditions described above in the first paragraph of this section, are conditioned upon the satisfaction or, to the extent permitted by applicable law, waiver at Nuvation Bio’s discretion, of each of the following conditions:

•	Nuvation Bio shall have performed in all material respects its obligations required to be performed in the merger agreement at or prior to the closing of the merger.

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The fundamental representations (as described above, other than the fundamental representations relating to capitalization) shall: (A) if qualified by materiality or material adverse effect (i) be true, correct and complete at and as of the date of the merger agreement and (ii) be true, correct and complete as of the closing date (or in the case of (i) and (ii) except to the extent such representations and warranties expressly relate to a specified date, and in such case, shall be true, correct and complete at and as of such earlier date) and (B) if not qualified by materiality or material adverse effect (i) be true, correct and complete in all material respects at and as of the date of the merger agreement and (ii) be true, correct and complete in all material respects as of the closing date (or in the case of (i) and (ii) except to the extent such representations and warranties expressly relate to a specified date, and in such case, shall be true, correct and complete in all material respects at and as of such earlier date); provided that the fundamental representations of Nuvation Bio relating to capitalization shall be true, correct and complete other than de minimis inaccuracies; and (y) all other representations and warranties of Nuvation Bio set forth in Article IV of the merger agreement, disregarding all qualifications and exceptions contained therein relating to materiality or material adverse effect, shall: (1) be true, correct and complete at and as of the date of the merger agreement and (2) be true, correct and complete as of the closing date (or in the case of (i) and (ii) except to the extent such representations and warranties expressly relate to a specified date, and in such case, at and as of such earlier date), except in each case for any inaccuracies in such representations and warranties which, individually or in the aggregate, has not had, and would not reasonably be expected to result in, a material adverse effect.

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There will have been no event, change or occurrence that is continuing, which, individually or together with any other event, change or occurrence, would reasonably be expected to have a material adverse effect.

•	Panacea will have received a certificate signed by the Chief Executive Officer of Nuvation Bio to the effect of the preceding three conditions.

•	There will be no indebtedness for borrowed money by Nuvation Bio.

As used in the merger agreement:

“material adverse effect” means a material adverse change or a material adverse effect, individually or in the aggregate, upon on the assets, financial condition, business or operations of Nuvation Bio or its subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed in and of themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there is, or would reasonably likely to be, a material adverse effect on Nuvation Bio or its subsidiaries: (i) any event, occurrence, violation, inaccuracy, circumstance or other matter directly resulting from the announcement or pendency of the transactions contemplated by the merger agreement (other than for purposes of certain representations subject to disclosure); (ii) any event, occurrence, circumstance, change or effect in the industries in which Nuvation Bio or its subsidiaries operate or in the economy generally or other general business, economic, currency, financial or market conditions, except to the extent that Nuvation Bio or its subsidiaries are adversely affected materially disproportionately relative to the other participants in such industries or the economy generally, as applicable; (iii) any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to any act of terrorism, war, national or international calamity, pandemic

(including the COVID-19 pandemic), epidemic, earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, act of God or other force majeure event or any other similar event, except to the extent that such event, circumstance, change or effect materially disproportionately affects Nuvation Bio or its subsidiaries relative to other participants in the industries in which Nuvation Bio or its subsidiaries operates or the economy generally, as applicable; (iv) the failure of Nuvation Bio to meet internal expectations or projections or the results of operations of Nuvation Bio or its subsidiaries; (v) any event, occurrence, circumstance, change or effect resulting or arising from Panacea’s material breach of the merger agreement that is not subsequently cured within thirty days; (vi) any event, occurrence, circumstance, change or effect arising directly or indirectly from or otherwise relating to any change in, or any compliance with or action taken for the purpose of complying with, any law (including COVID-19 measures) or GAAP; (vii) the compliance with the express terms of the merger agreement or (viii) any matters disclosed in this proxy statement/prospectus; it being understood that the exception in clause “(iv)” shall not prevent or otherwise affect a determination that the underlying cause of any such decline or failure referred to therein (if not otherwise falling within any of the exceptions provided by clauses “(i)” through “(iii)” or “(v)” through “(viii)” hereof) is or would be reasonably likely to be a material adverse effect.

Termination

The merger agreement may be terminated and/or abandoned at any time prior to the closing, whether before or after approval of the proposals being presented to Panacea’s stockholders, by:

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Panacea or Nuvation Bio, if the closing has not occurred on or prior to April 18, 2021 (the “Outside Closing Date”); provided, however, that a party shall not be permitted to terminate if the failure of the closing to occur prior to the Outside Closing Date is attributable to the failure on the part of such party to perform in any material respect any covenant or obligation in the merger agreement required to be performed by such party. Such right may be exercised by Panacea or Nuvation Bio, as the case may be, giving written notice to the other at any time after the Outside Closing Date; provided, further, that to the extent a government shutdown prevents the consummation of the transactions contemplated under the merger agreement, prior to the Outside Closing Date, the Outside Closing Date shall be automatically extended day-for-day, for each business day the government shutdown is in effect for a maximum of thirty days unless otherwise mutually agreed by the parties in writing.

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Panacea or Nuvation Bio, in the event that Nuvation Bio fails to receive the approvals on the proposals at the Nuvation Bio stockholder meeting within five (5) business days after the registration statement has been declared effective by the SEC and delivered or otherwise made available to stockholders, Panacea shall have the right, at its sole option, to terminate the merger agreement; provided, however, that Panacea shall not be permitted to terminate the merger agreement pursuant to the foregoing termination event if the failure to receive the Nuvation Bio stockholder approval is attributable to any failure on the part of Panacea.

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Panacea or Nuvation Bio, in the event that any governmental authority shall have issued an order, having the effect of permanently restraining, enjoining or otherwise prohibiting the merger, which order is final and non-appealable; provided, however, that a party shall not be permitted to so terminate if such action is attributable to the failure on the part of such party to perform in any material respect any covenant or obligation in the merger agreement required to be performed by such party;

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Panacea or Nuvation Bio, in the event that Panacea fails to receive the approvals on the proposals at the Panacea stockholder meeting (subject to any adjournment or recess of such meeting); provided that Panacea shall not be permitted to terminate if the failure to obtain such approval is proximately caused by any action or failure to act of Panacea that constitutes a breach of the merger agreement;

•	the mutual written agreement of Nuvation Bio and Panacea;

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Panacea, if: (i) Nuvation Bio shall have materially breached any representation, warranty, agreement or covenant contained in the merger agreement to be performed on or prior to the closing date, which has rendered the satisfaction of any of the applicable closing conditions impossible; and (ii) such breach shall not be cured by the earlier of the Outside Closing Date and thirty days following receipt by Nuvation Bio of a written notice from Panacea describing in reasonable detail the nature of such breach; provided that if such breach is curable by Nuvation Bio prior to the closing of the merger, then Panacea will not be allowed to so terminate until the earlier of: (i) thirty days after delivery of such written notice to Nuvation Bio, and (ii) the Outside Closing Date; provided, further, that, except Panacea will not be allowed to terminate the merger agreement if it is then in material breach of any representation, warranty, agreement or covenant that would render the satisfaction of any of the applicable closing conditions impossible if the closing was scheduled to occur on such date or if such breach by Nuvation Bio is cured during such thirty-day period;

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Nuvation Bio, if: (i) Panacea or Merger Sub shall have materially breached any of its covenants, agreements, representations, and warranties contained herein to be performed on or prior to the closing of the merger, which has rendered the satisfaction of any of the applicable closing conditions impossible; and (ii) such breach shall not be cured by the earlier of the Outside Closing Date and thirty days following receipt by Panacea of a written notice from Nuvation Bio describing in reasonable detail the nature of such breach; provided that if such breach is curable by Panacea or Merger Sub prior to the closing, then Nuvation Bio will not be allowed to so terminate until the earlier of: (i) thirty days after delivery of such written notice from Panacea and (ii) the outside closing of the merger; provided, further, that Nuvation Bio will not be allowed to so terminate if it is then in material breach of any representation, warranty, agreement or covenant that would render the satisfaction of any of the applicable closing conditions impossible if the closing of the merger was scheduled to occur on such date or if such breach by Panacea or Merger Sub is cured during such thirty-day period; or

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Nuvation Bio or Panacea, if a Triggering Event with respect to the other party shall have occurred. A “Triggering Event” shall include (a) a change of board recommendation, (b) Panacea failing to convene or hold the Panacea stockholder, (c) breach of the non-solicitation or exclusivity clauses and (d) Panacea’s board of directors fails to reaffirm the recommendation of Panacea’s board of directors to Panacea’s stockholders to approve the proposals in this registration statement within ten business days after Nuvation Bio requests in writing that such recommendation be reaffirmed in response to an acquisition proposal or material modification to an acquisition proposal that has been publicly announced or otherwise becomes publicly known (or if such request is delivered less than ten business days prior to the Panacea stockholder meeting, no later than one business day prior to the Panacea stockholder meeting; provided that if such acquisition proposal is subsequently modified within such period, Panacea’s board of directors shall be required to reaffirm such recommendation no later than one business day prior to the Panacea stockholder meeting); or (e) a tender or exchange offer relating to securities of Panacea shall have been commenced by a person or entity unaffiliated with Nuvation Bio and Panacea fails to send to its stockholders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten business days after such tender or exchange offer is first published, sent or given, a statement disclosing that Panacea unconditionally recommends rejection of such tender or exchange offer (the “Rejection Recommendation”) and reaffirms the recommendation of Panacea’s board of directors to Panacea’s stockholders to approve the proposals in this registration statement or fails to reaffirm the Rejection Recommendation in any press release published by Panacea (or by any of its affiliates or representatives) or in any Schedule 14D-9 filed by Panacea with the SEC, in each case relating to such tender offer or exchange offer, at any time after the foregoing ten business day period.

Effect of Termination

In the event of termination by either Panacea or Nuvation Bio, all further obligations of the parties shall terminate, other than for liability of any party for common law fraud.

Recommendation of the Board

THE PANACEA BOARD UNANIMOUSLY RECOMMENDS THAT

STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS

COMBINATION PROPOSAL.

Related Agreements

This section describes certain additional agreements entered into or to be entered into pursuant to the merger agreement, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the agreements. The full text of the related agreements, or forms thereof, are filed as annexes to this proxy statement/prospectus or as exhibits to the registration statement of which this proxy statement/prospectus forms a part, and the following descriptions are qualified in their entirety by the full text of such annexes and exhibits. Stockholders and other interested parties are urged to read such related agreements in their entirety prior to voting on the proposals presented at the Panacea Special Meeting.

Stockholder Support Agreements

Certain stockholders of Nuvation Bio sufficient to approve the merger agreement, the merger, and other transactions in connection with the Business Combination have entered into one or more Stockholder Support Agreements with Panacea. Under the Stockholder Support Agreements, such stockholders of Nuvation Bio have agreed to, among other things, (i) vote in favor of the merger agreement and the transactions contemplated thereby, (ii) be bound by certain other covenants and agreements related to the Business Combination and (iii) be bound by certain transfer restrictions with respect to its shares in Panacea prior to the closing of the Business Combination, in each case, on the terms and subject to the conditions set forth in the Stockholder Support Agreement. Dr. Hung, the founder, President and Chief Executive Officer of Nuvation Bio, has entered into an agreement with Panacea substantially in the form of the Stockholder Support Agreements with an additional obligation to enter into a side letter agreement, pursuant to which Dr. Hung will nominate a designee of the Sponsor to the class of directors whose term shall expire in 2022.

Sponsor Support Agreement

The Founders, Nuvation Bio, and Panacea have entered into a support agreement, in substantially the form attached to the merger agreement (the “Sponsor Support Agreement”). Under the Sponsor Support Agreement, the Sponsor has agreed to, among other things, (i) vote in favor of the merger agreement and the transactions contemplated thereby, (ii) waive any adjustment to the conversion ratio set forth in the governing documents of Panacea or any other anti-dilution or similar protection with respect to the Panacea Class A common stock and (iii) be bound by certain other covenants and agreements related to the Business Combination, and (iv) be bound by certain transfer restrictions with respect to its shares in Panacea prior to the closing of the Business Combination, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement.

Lock-Up Agreements

Under the Sponsor and Founder Lock-Up Agreement, each party to the agreement agreed that it will not, without the prior written consent of Panacea, during the period commencing on the closing date of the merger and ending on the date that is 365 days after the closing date (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any founder shares (and the shares of Panacea Class A common stock issued upon the conversion thereof) or any securities convertible into or exercisable or exchangeable for Panacea Class A common stock issued or issuable to such party pursuant to the merger agreement (collectively, the “Sponsor and Founder Lock-Up Shares”) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Sponsor and Founder Lock-Up Shares. Notwithstanding the foregoing, if, at any time beginning 365 days after the closing date (the “Earliest Release Date”), the closing price of the New Nuvation Bio Class A common stock equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any twenty trading days within any thirty-trading day period commencing at least 150 days after the closing date of the merger, then each party’s Sponsor and Founder Lock-Up Shares (which, for purposes of holders of options, shall only include options that have vested as of such date) will be automatically released from the lock-up restrictions as of the last day of such thirty-trading day period. The lock-up restrictions contain customary exceptions, including for estate planning transfers, affiliates transfers, and transfers upon death or by will.

Panacea has entered into a lock-up agreement with each of the purchasers under the forward purchase agreement, in substantially the form attached to the merger agreement (the “FPA Lock-Up Agreement”). Under the FPA Lock-Up Agreement, each party to the agreement agreed that it will not, without the prior written consent of Panacea, during the period commencing on the closing date of the merger and ending on the date that is 365 days after the closing date (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Panacea Class A common stock issued under the forward purchase agreement (collectively, the “FPA Lock-Up Shares”) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the FPA Lock-Up Shares. Notwithstanding the foregoing, if, at the Earliest Release Date, the closing price of the New Nuvation Bio Class A common stock equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any twenty trading days within any thirty-trading day period commencing at least 150 days after the closing date of the merger, then each party’s FPA Lock-Up Shares (which, for purposes of holders of options, shall only include options that have vested as of such date) will be automatically released from the lock-up restrictions as of the last day of such thirty-trading day period. The lock-up restrictions contain customary exceptions, including for estate planning transfers, affiliates transfers, and transfers upon death or by will.

Panacea has entered into a lock-up agreement with certain stockholders of Nuvation Bio, including the directors, officers, and 1% holders of Nuvation Bio, in substantially the form attached to the merger agreement (the “Stockholder Lock-Up Agreement”). Under the Stockholder Lock-Up Agreement, each party to the agreement agreed that it will not, without the prior written consent of Panacea, during the period commencing on the closing date of the merger and ending on the date that is 180 days after the closing date (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Panacea Class A common stock, or any securities convertible into or exercisable or exchangeable for Panacea Class A common stock or issued or issuable to such party held by it immediately after the effective time (collectively, the “Stockholder Lock-Up Shares”) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Stockholder Lock-Up Shares. Notwithstanding the foregoing, if, at the Earliest Release Date, the closing price of the Panacea Class A common stock equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any twenty trading days within any thirty-trading day period commencing at least 150 days after the closing date of the merger, then each party’s Stockholder Lock-Up Shares (which, for purposes of holders of options, shall only include options that have vested as of such date) will be automatically released from the lock-up restrictions as of the last day of such thirty-trading day period. The lock-up restrictions contain customary exceptions, including for estate planning transfers, affiliates transfers, and transfers upon death or by will.

Registration Rights

The merger agreement contemplates that, at the closing, Panacea, Nuvation Bio, Dr. Hung and certain Nuvation Bio securityholders will enter into a registration rights agreement, pursuant to which Panacea will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of Panacea common stock and other equity securities of Panacea that are held by the parties thereto from time to time.

PIPE Subscription Agreements

On October 20, 2020, concurrently with the execution of the merger agreement, Nuvation Bio entered into subscription agreements (the “Subscription Agreements”) with certain investors (collectively, the “PIPE Investors”), pursuant to, and on the terms and subject to the conditions of which, the PIPE Investors have collectively subscribed for 47,655,000 shares of Panacea Class A common stock for an aggregate purchase price equal to $476.6 million (the “PIPE Investment”), a portion of which is expected to be funded by Dr. Hung, which coupled with the $25.0 million in proceeds from the forward purchase agreement entered into in connection with Panacea’s IPO will result in equity financings totaling $501.6 million.

The Subscription Agreements for the PIPE Investors (other than the Dr. Hung’s, whose registration rights are governed by the Registration Rights Agreement described above), provide for certain registration rights. In particular, Panacea is required to, within 30 calendar days after the closing, submit to or file with the SEC a registration statement registering the resale of such shares. Additionally, Panacea is required to use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 90th calendar day following the filing date thereof if the SEC notifies Panacea that it will “review” the registration statement and (ii) the 10th business day after the date Panacea is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review. Panacea must use commercially reasonable efforts to keep the registration statement effective until the earliest of: (i) the date the PIPE Investors (other than Dr. Hung) no longer hold any registrable shares, (ii) the date all registrable shares held by the PIPE Investors (other than Dr. Hung) may be sold without restriction under Rule 144 and (iii) three years from the date of effectiveness of the registration statement.

The Subscription Agreements will terminate with no further force and effect upon the earliest to occur of: (a) such date and time as the merger agreement is terminated in accordance with its terms; (b) the mutual written agreement of the parties to such Subscription Agreement; (c) if any of the conditions to closing set forth in such Subscription Agreement are not satisfied on or prior to the closing and, as a result thereof, the transactions contemplated by the Subscription Agreement fail to occur; and (d) 180 days after the execution of the Subscription Agreement.

Panacea Letter Agreement

Panacea entered into a letter agreement with Panacea’s initial stockholders, officers and directors, pursuant to which the initial stockholders, officers and directors agreed to waive: (a) their redemption rights with respect to any founder shares, private placement shares and any public shares held by them in connection with the completion of our initial business combination, (b) their redemption rights with respect to any founder shares, private placement shares and public shares held by them in connection with a stockholder vote to approve an amendment to our amended and restated certificate of incorporation (A) to modify the substance or timing of our obligation to allow redemptions in connection with our initial business combination or to redeem 100% of our public shares if we have not consummated our initial business combination within 24 months from the closing of Panacea’s IPO or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity; and (c) their rights to liquidating distributions from the trust account with respect to any founder shares and private placement shares held by them if we fail to complete our initial business combination within 24 months from the closing of Panacea’s IPO or during any extension period (although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if we fail to complete our initial business combination within the prescribed time frame); (3) the founder shares are subject to certain transfer restrictions, as described in more detail below; (4) the founder shares are automatically convertible into shares of our Class A common stock at the time of our initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights, as described herein; and (5) the holders of founder shares are entitled to registration rights. Panacea’s initial stockholders, officers and directors have agreed (and their permitted transferees, as applicable, will agree) to vote any founder shares, private placement shares and any public shares held by them in favor of the Business Combination.

COMPARISON OF STOCKHOLDERS’ RIGHTS

If the Charter Proposals are approved, the proposed charter will amend and replace the existing charter, which, in the judgment of the Panacea board of directors, is necessary to adequately address the needs of New Nuvation Bio.

The following table sets forth a summary of the principal proposed changes and the differences between Panacea’s stockholders’ rights under the existing charter and under the proposed charter. This summary is qualified by reference to the complete text of the proposed charter, a copy of which is attached to this proxy statement/prospectus as Annex B. We urge you to read the proposed charter in its entirety for a complete description of the rights and preferences of the securities of New Nuvation Bio.

For more information on the Charter Proposals, see the section titled “Proposal No. 2 — The Charter Proposals.”

	Existing Charter	Proposed Charter
Name Change	Panacea’s current name is Panacea Acquisition Corp.	Under the proposed charter, Panacea will change its name to Nuvation Bio Inc. (“New Nuvation Bio”)

Purpose	The existing charter provides that the purpose of Panacea shall be to engage in any lawful act or activity for which corporations may be organized under the DGCL. In addition to the powers and privileges conferred upon Panacea by law and those incidental thereto, Panacea shall possess and may exercise all the powers and privileges that are necessary or convenient to the conduct, promotion or attainment of the business or purposes of Panacea including, but not limited to, a business combination (as defined in the existing charter).	The proposed charter will provide that the purpose of New Nuvation Bio shall be to engage in any lawful act or activity for which a corporation may be organized under the DGCL.

Authorized Shares	The existing charter authorizes the issuance of up to 500,000,000 shares of Panacea Class A common stock, par value $0.0001 per share, and 20,000,000 shares of Panacea Class B common stock, par value $0.0001 per share.	The proposed charter will authorize the issuance of up to 1,000,000,000 shares of New Nuvation Bio Class A common stock, par value $0.00001 per share, and 60,000,000 shares of New Nuvation Bio Class B common stock par, value $0.00001 per share.

	Existing Charter	Proposed Charter

Rights of Class B Common Stock	The existing charter provides that shares of Panacea Class B common stock shall be convertible into Panacea Class A common stock on a one-for-one basis at the option of the holder and automatically on the closing of the initial business combination (as defined in the existing charter), provided that in the case of the additional issuance of certain securities above specified amounts, the conversion ratio shall be adjusted.	The proposed charter provides that, so long as any shares of New Nuvation Bio Class B common stock are outstanding, the holders of record of New Nuvation Bio Class B common stock will have the right, voting as a separate class, to elect and remove without cause three directors plus at least 50% of any directors in excess of seven, and (ii) the approval of the holders of a majority of New Nuvation Bio Class B common stock, voting as a separate class, will be required for approval by the stockholders of any acquisition (whether by merger, sale of shares or sale of assets) or liquidation of New Nuvation Bio. Each share of New Nuvation Bio Class B common stock will automatically convert into one share of New Nuvation Bio Class A common stock upon transfer to a non-authorized holder. In addition, the New Nuvation Bio Class B common stock is subject to a “sunset” provision under which all outstanding shares of New Nuvation Bio Class B common stock will automatically convert into an equal number of shares of New Nuvation Bio Class A common stock if Dr. Hung’s ownership of shares of New Nuvation Bio Class A and New Nuvation Bio Class B common stock falls below an aggregate of 43,464,000 shares or if Dr. Hung dies, becomes disabled or ceases to be Chief Executive Officer of New Nuvation Bio, unless he is terminated from such position by New Nuvation Bio without cause.

	Existing Charter	Proposed Charter

Blank Check Preferred Stock	The existing charter authorizes the issuance of up to 5,000,000 shares of “blank check” preferred stock, par value $0.0001 per share.	The proposed charter will authorize the issuance of up to 10,000,000 shares of “blank check” preferred stock, par value $0.00001 per share, the rights, preferences and privileges of which may be designated from time to time by New Nuvation Bio’s board of directors.

Director Classification	The existing charter provides for three classes of directors, with the term for Class I directors expiring after one year, the term for Class II directors expiring after two years and the term for Class III directors expiring after three years.	The proposed charter provides for the same three classes of directors, as the existing charter. Because no change is proposed to this provision, stockholders are not being asked to vote on classification of the board.

Actions by Stockholders	The existing charter provides that no action shall be taken by the stockholders except at a duly called annual or special meeting of stockholders, and no action shall be taken by the stockholders by written consent other than with respect to Panacea Class B common stock.	The proposed charter will provide that no action shall be taken by the stockholders except at an annual or special meeting of stockholders called in accordance with the bylaws, and no action shall be taken by the stockholders by written consent.

Corporate Opportunity Doctrine	The existing charter limits the application of the doctrine of corporate opportunity under certain circumstances.	The proposed charter will be silent on the issue of the application of the doctrine of corporate opportunity.

Bylaws Amendment	The existing charter provides that any amendment to Panacea’s bylaws requires the affirmative vote of either a majority of the board of directors or a majority of the voting power of all outstanding shares of Panacea’s capital stock entitled to vote generally in the election of directors, voting together as a single class, provided that no bylaws adopted by Panacea’s stockholders shall invalidate any prior act of the board of directors that would have been valid if such bylaws had not been adopted.

The proposed charter will provide that any amendment to New Nuvation Bio’s bylaws will require the approval of either the board of directors or the holders of at least 66 2⁄3% of New Nuvation Bio’s then-outstanding shares of capital stock entitled to vote in an election of directors, voting together as a single class.

	Existing Charter	Proposed Charter

Charter Amendment	Prior to a business combination (as defined in the existing charter), the existing charter provides that any amendment to the business combination provisions of the existing charter will require the approval of the holders of at least 65% of all outstanding shares of Panacea common stock.	The proposed charter will provide that any amendment to certain provisions of the proposed charter will require the approval of the holders of at least 66 2⁄3% of New Nuvation Bio’s then-outstanding shares of capital stock entitled to vote in an election of directors, voting together as a single class, and any amendment that adversely affects the New Nuvation Bio Class B common stock or holders thereof will require the affirmative vote of a majority of the then-outstanding shares of New Nuvation Bio Class B common stock.

Provisions Specific to a Blank Check Company	The existing charter prohibits Panacea from entering into an initial business combination (as defined in the existing charter) with solely another blank check company or similar company with nominal operations.	The proposed charter will not include this blank check company provision because the terms governing Panacea’s consummation of an initial business combination will not be applicable following consummation of the merger.

DESCRIPTION OF NEW NUVATION BIO CAPITAL STOCK

As a result of the Business Combination, Panacea stockholders who receive shares of New Nuvation Bio Class A common stock or New Nuvation Bio Class B common stock in the transactions will become New Nuvation Bio stockholders. Your rights as New Nuvation Bio stockholders will be governed by Delaware law and New Nuvation Bio’s charter and bylaws. The following description of the material terms of New Nuvation Bio’s capital stock, including the common stock to be issued in the merger, reflects the anticipated state of affairs upon completion of the merger. We urge you to read the applicable provisions of Delaware law and New Nuvation Bio’s forms of charter and bylaws carefully and in their entirety because they describe your rights as a holder of shares of New Nuvation Bio Class A common stock or New Nuvation Bio Class B common stock.

In connection with the merger, New Nuvation Bio will amend and restate its certificate of incorporation and bylaws. The following is a description of the material terms of, and is qualified in its entirety by, New Nuvation Bio’s charter and bylaws, each of which will be in effect upon the consummation of the merger, the forms of which are filed as Annex B and Annex C to this proxy statement/prospectus.

New Nuvation Bio’s purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL. Upon the consummation of the merger, New Nuvation Bio’s authorized capital stock will consist of 1,000,000,000 shares of Class A common stock, par value $0.0001 per share, 60,000,000 shares of Class B common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share. No shares of preferred stock will be issued or outstanding immediately after the merger. Unless New Nuvation Bio’s board of directors determines otherwise, New Nuvation Bio will issue all shares of its capital stock in uncertificated form.

As of October 31, 2020, Panacea had 14,862,500 shares of Panacea Class A common stock, par value $0.0001 per share, and 3,593,750 shares of Panacea Class B common stock, par value $0.0001 per share, issued and outstanding. Immediately prior to the merger, the holders of all of the outstanding shares of Panacea Class B common stock will voluntarily convert their shares of Panacea Class B common stock into an equal number of shares of Panacea Class A common stock, such that, immediately prior to the merger, Panacea’s outstanding capital stock consists of 18,456,250 shares of Panacea Class A common stock. Immediately after the merger, Dr. Hung, as the sole holder of New Nuvation Bio Class B common stock, will voluntarily convert all but 1,000,000 of the outstanding shares of New Nuvation Bio Class B common stock into an equal number of shares of New Nuvation Bio Class A common stock. Accordingly, after giving effect to the merger, as well as the PIPE investment and other related transactions, and assuming no redemptions, we expect that New Nuvation Bio will have approximately 218,103,300 shares of capital stock outstanding, consisting of 217,103,300 shares of New Nuvation Bio Class A common stock, 1,000,000 shares of New Nuvation Bio Class B common stock and no shares of preferred stock.

Common stock

Holders of New Nuvation Bio Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, including the election or removal of directors, except for the directors who are elected exclusively by the holders of New Nuvation Bio Class B common stock. The holders of New Nuvation Bio Class A common stock do not have cumulative voting rights in the election of directors.

Holders of New Nuvation Bio Class B common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, including the election or removal of directors. The holders of New Nuvation Bio Class B common stock do not have cumulative voting rights in the election of directors. New Nuvation Bio Class A common stock and New Nuvation Bio Class B common stock vote together as a single class on all matters, except that (i) the holders of New Nuvation Bio Class B common stock have the right, voting as a separate class, to elect and remove without cause three directors plus at least 50% of any directors in excess of seven, and (ii) the approval of the holders of a majority of New Nuvation Bio Class B common stock, voting as a separate class, is required for approval by the stockholders of any acquisition (whether by merger, sale of shares or sale of assets) or liquidation of New Nuvation Bio. Each share of New Nuvation Bio Class B common stock will automatically convert into one share of Class A common stock upon transfer to a non-authorized holder. In addition, the New Nuvation Bio Class B common stock is subject to a “sunset” provision under which all outstanding shares of New Nuvation Bio Class B common stock will automatically convert into an equal number of shares of New Nuvation Bio Class A common stock if Dr. Hung’s ownership of shares of New Nuvation Bio Class A and New Nuvation Bio Class B common stock falls below an aggregate of 43,364,000 shares or if Dr. Hung dies, becomes disabled or ceases to be Chief Executive Officer of New Nuvation Bio, unless he is terminated from such position by New Nuvation Bio without cause.

Upon New Nuvation Bio’s liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of New Nuvation Bio Class A common stock and New Nuvation Bio Class B common stock (and the holders of any preferred stock that may then be outstanding, to the extent required by the New Nuvation Bio charter, including any certificate of designation with respect to any series of preferred stock) will be entitled to receive pro rata New Nuvation Bio’s remaining assets available for distribution, unless holders of a majority of the outstanding shares of New Nuvation Bio Class A common stock and New Nuvation Bio Class B common stock voting together approve a different treatment of the shares. Holders of New Nuvation Bio Class A common stock and New Nuvation Bio Class B common stock do not have preemptive, subscription, redemption or conversion rights. The New Nuvation Bio Class A common stock and New Nuvation Bio Class B common stock will not be subject to further calls or assessment by New Nuvation Bio. There will be no redemption or sinking fund provisions applicable to the New Nuvation Bio Class A common stock or New Nuvation Bio Class B common stock. All shares of New Nuvation Bio Class A common stock and New Nuvation Bio Class B common stock that will be outstanding at the effective time will be fully paid and non-assessable. The rights, powers, preferences and privileges of holders of New Nuvation Bio Class A common stock and New Nuvation Bio Class B common stock will be subject to those of the holders of any shares of New Nuvation Bio preferred stock New Nuvation Bio may authorize and issue in the future.

Preferred Stock

New Nuvation Bio’s charter will authorize New Nuvation Bio’s board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by the NYSE, the authorized shares of preferred stock will be available for issuance without further action by you. New Nuvation Bio’s board of directors may determine, with respect to any series of preferred stock, the powers including preferences and relative participations, optional or other special rights, and the qualifications, limitations or restrictions thereof, of that series, including, without limitation:

•	the designation of the series;

•

the number of shares of the series, which New Nuvation Bio’s board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of New Nuvation Bio’s affairs;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of New Nuvation Bio or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

New Nuvation Bio could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of New Nuvation Bio Class A common stock might believe to be in their best interests or in which the holders of New Nuvation Bio Class A common stock might receive a premium for your Class A common stock over the market price of the common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of New Nuvation Bio Class A common stock by restricting dividends on New Nuvation Bio Class A common stock, diluting the voting power of the Class A common stock or subordinating the liquidation rights of New Nuvation Bio Class A common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of New Nuvation Bio Class A common stock.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus”, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Declaration and payment of any dividend will be subject to the discretion of New Nuvation Bio’s board of directors. The time and amount of dividends will be dependent upon New Nuvation Bio’s financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in New Nuvation Bio’s debt instruments, industry trends, the provisions of Delaware law affecting the payment of distributions to stockholders and any other factors New Nuvation Bio’s board of directors may consider relevant.

New Nuvation Bio has no current plans to pay dividends on its Class A common stock or Class B common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of New Nuvation Bio’s board of directors and will depend on, among other things, New Nuvation Bio’s results of operations, cash requirements, financial condition, contractual restrictions and other factors that New Nuvation Bio’s board of directors may deem relevant. Because New Nuvation Bio is a holding company and has no direct operations, New Nuvation Bio will only be able to pay dividends from funds it receive from its subsidiaries. In addition, New Nuvation Bio’s ability to pay dividends may be limited by the agreements governing any indebtedness that it or its subsidiaries incur in the future.

Annual Stockholder Meetings

New Nuvation Bio’s bylaws will provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by New Nuvation Bio’s board of directors. To the extent permitted under applicable law, New Nuvation Bio may conduct meetings by remote communications, including by webcast.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, New Nuvation Bio’s stockholders will have appraisal rights in connection with a merger or consolidation of New Nuvation Bio. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of New Nuvation Bio’s stockholders may bring an action in New Nuvation Bio’s name to procure a judgment in New Nuvation Bio’s favor, also known as a derivative action; provided that the stockholder bringing the action is a holder of New Nuvation Bio’s shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum

New Nuvation Bio’s charter will provide that unless New Nuvation Bio consents to the selection of an alternative forum, any (1) derivative action or proceeding brought on behalf of New Nuvation Bio, (2) action asserting a claim of breach of a fiduciary duty owed by any director, officer, stockholder or employee to New Nuvation Bio or its stockholders, (3) action asserting a claim arising pursuant to any provision of the DGCL or New Nuvation Bio’s charter or New Nuvation Bio’s bylaws or (4) action asserting a claim governed by the internal affairs doctrine or otherwise related to New Nuvation Bio’s internal affairs shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, another state or federal court located within the State of Delaware. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of New Nuvation Bio shall be deemed to have notice of and consented to the forum provisions in New Nuvation Bio’s charter. In addition, the provisions described above will not apply to suits brought to enforce a duty or liability created by the federal securities laws or any other claim for which the federal courts have exclusive jurisdiction.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. New Nuvation Bio’s charter will include a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of New Nuvation Bio and its stockholders, through stockholders’ derivative suits on New Nuvation Bio’s behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

New Nuvation Bio’s bylaws will provide that New Nuvation Bio must indemnify and advance expenses to New Nuvation Bio’s directors and officers to the fullest extent authorized by the DGCL. New Nuvation Bio also is expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for New Nuvation Bio’s directors, officers and certain employees for some liabilities. New Nuvation Bio believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, advancement and indemnification provisions in New Nuvation Bio’s charter and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty.

These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit New Nuvation Bio and its stockholders. In addition, your investment may be adversely affected to the extent New Nuvation Bio pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of Nuvation Bio’s or Panacea’s directors, officers or employees for which indemnification is sought.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Certain Relationships and Related Person Transactions—Panacea

Below is a description of transactions since Panacea’s inception in April 2020 to which Panacea was a party or will be a party, in which:

•	the amounts involved exceeded or will exceed the lesser of (1) $120,000, or (2) 1% of the average of Panacea’s total assets for the last two completed fiscal years; and

•

any of Panacea’s directors, executive officers or holders of more than 5% of any class of Panacea’s capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest.

Founder Shares

On May 7, 2020, the Founders paid an aggregate of $25,000 to cover certain offering costs of Panacea in consideration for the founder shares. In May 2020, the Sponsor transferred 25,000 founder shares to each independent director of Panacea, or an aggregate of 100,000 founder shares, at their original purchase price. An affiliate of Cowen Investments subsequently transferred all of its founder shares to Cowen Investments. The founder shares included an aggregate of up to 468,750 shares subject to forfeiture to the extent that the underwriters’ over-allotment option was not exercised in full or in part, so that the number of founder shares would equal 20% of Panacea’s issued and outstanding shares after Panacea’s IPO (not including the private placement shares). As a result of the underwriters’ election to fully exercise their over-allotment option, no founder shares are currently subject to forfeiture.

Private Placements

The Founders committed to purchase an aggregate of 450,000 (or 487,500 if the underwriters’ overallotment option were to be exercised in full) private placement units for a purchase price of $10.00 per unit in a private placement that occurred simultaneously with the closing of the May 2020 offering. As such, the Founders’ interest in this transaction was valued at between $4.5 million and $4.9 million, depending on the number of private placement units purchased. Among the private placement units, 360,000 units (or 390,000 units if the over-allotment option is exercised in full) were purchased by the Sponsor and/or its designees and 90,000 units (or 97,500 units if the over-allotment option is exercised in full) were purchased by Cowen Investments and/or its designees.

Promissory Notes

Prior to the commencement of Panacea’s IPO, the Founders agreed to loan Panacea up to $300,000 to be used for a portion of the expenses of Panacea’s IPO, the Sponsor up to $240,000 and Cowen Investments up to $60,000. As of November 12, 2020, there were no amounts outstanding under such promissory notes.

Related Party Loans

In order to finance transaction costs in connection with a business combination, the Sponsor or its affiliates, or certain of our officers and directors may, but are not obligated to, provide working capital loans to us as may be required. If we complete a business combination, we would repay the working capital loans out of the proceeds of the Trust Account released to us. Otherwise, the working capital loans would be repaid only out of funds held outside the Trust Account. In the event that a business combination does not close, we may use a portion of proceeds held outside the Trust Account to repay the working capital loans but no proceeds held in the Trust Account would be used to repay the working capital loans, other than the interest on such proceeds that may be released for working capital purposes. Except for the foregoing, the terms of such working capital loans, if any, have not been determined and no written agreements exist with respect to such loans. The working capital loans would either be repaid upon consummation of a business combination, without interest, or, at the lender’s discretion, up to $1.5 million of such working capital loans may be convertible into warrants of the post business combination entity at a price of $10.00 per warrant. The warrants would be identical to the private placement units. There were no working capital loans outstanding as of the date of this proxy statement/prospectus.

Administrative Support Agreement

Panacea entered into an agreement whereby, commencing on July 6, 2020, Panacea agreed to pay an affiliate of the Sponsor a total of $10,000 per month for office space and administrative support. Upon completion of the Business Combination or Panacea’s liquidation, Panacea will cease paying these monthly fees. For the period from inception to September 30, 2020, the Company incurred and paid $30,000 in fees for these services, respectively.

Underwriters Fee

Panacea also paid to Cowen, one of the underwriters of the May 2020 offering and an affiliate of one of the Founders, an underwriting discount of $0.20 per unit purchased by it in the May 2020 offering. Panacea also engaged Cowen as an advisor in connection with their business combination, pursuant to the Business Combination Marketing Agreement. Panacea will pay Cowen the Marketing Fee for such services upon the consummation of their initial business combination in an amount equal to, in the aggregate, 3.5% of the gross proceeds of the offering, including any proceeds from the full or partial exercise of the underwriters’ overallotment option. As a result, Cowen will not be entitled to such fee unless Panacea consummates their initial business combination.

Reimbursements

The Founders, officers and directors or any of their respective affiliates are reimbursed for any out-of-pocket expenses incurred in connection with activities on Panacea’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Panacea’s audit committee reviews on a quarterly basis all payments that are made by them to the Sponsor, officers, directors or our or any of their respective affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on Panacea’s behalf.

Forward Purchase Agreement

On June 30, 2020, the Company entered into a forward purchase agreement with funds affiliated with EcoR1 Capital, LLC that provide for the purchase by such funds of an aggregate of 2,500,000 shares of Panacea Class A common stock and 833,333 redeemable warrants, for an aggregate purchase price of $25.0 million, or $10.00 per one share of Class A common stock and one-third of one redeemable warrant, in a private placement to close substantially concurrently with the closing of the Business Combination. The obligations under the forward purchase agreement do not depend on whether any shares of Panacea Class A common stock are redeemed by the public stockholders. The shares of Panacea Class A common stock and redeemable warrants issuable pursuant to the forward purchase agreement are identical to the shares of Panacea Class A common stock and redeemable warrants included in the units sold in Panacea’s IPO, respectively, except that the holders thereof had certain registration rights.

Panacea Letter Agreement

Panacea entered into a letter agreement with Panacea’s initial stockholders, officers and directors, pursuant to which the initial stockholders, officers and directors agreed to waive: (a) their redemption rights with respect to any founder shares, private placement shares and any public shares held by them in connection with the completion of our initial business combination, (b) their redemption rights with respect to any founder shares, private placement shares and public shares held by them in connection with a stockholder vote to approve an amendment to our amended and restated certificate of incorporation (A) to modify the substance or timing of our obligation to allow redemptions in connection with our initial business combination or to redeem 100% of our public shares if we have not consummated our initial business combination within 24 months from the closing of Panacea’s IPO or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity; and (c) their rights to liquidating distributions from the trust account with respect to any founder shares and private placement shares held by them if we fail to complete our initial business combination within 24 months from the closing of Panacea’s IPO or during any extension period (although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if we fail to complete our initial business combination within the prescribed time frame); (3) the founder shares are subject to certain transfer restrictions, as described in more detail below; (4) the founder shares are automatically convertible into shares of our Class A common stock at the time of our initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights, as described herein; and (5) the holders of founder shares are entitled to registration rights. Panacea’s initial stockholders, officers and directors have agreed (and their permitted transferees, as applicable, will agree) to vote any founder shares, private placement shares and any public shares held by them in favor of the Business Combination.

Sponsor Support Agreement

The Founders, Nuvation Bio, and Panacea have entered into a support agreement, in substantially the form attached to the merger agreement (the “Sponsor Support Agreement”). Under the Sponsor Support Agreement, the Sponsor has agreed to, among other things, (i) vote in favor of the merger agreement and the transactions contemplated thereby, (ii) waive any adjustment to the conversion ratio set forth in the governing documents of Panacea or any other anti-dilution or similar protection with respect to the Panacea Class A common stock and (iii) be bound by certain other covenants and agreements related to the Business Combination, and (iv) be bound by certain transfer restrictions with respect to its shares in Panacea prior to the closing of the Business Combination, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement.

Lock-Up Agreements

Panacea has entered into a lock-up agreement with the Founders, in substantially the form attached to the merger agreement (the “Sponsor and Founder Lock-Up Agreement”). Under the Sponsor and Founder Lock-Up Agreement, each party to the agreement agreed that it will not, without the prior written consent of Panacea, during the period commencing on the closing date of the merger and ending on the date that is 365 days after the closing date (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any founder shares (and the shares of Panacea Class A common stock issued upon the conversion thereof) or any securities convertible into or exercisable or exchangeable for Panacea Class A common stock issued or issuable to such party pursuant to the merger agreement (collectively, the “Sponsor and Founder Lock-Up Shares”) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Sponsor and Founder Lock-Up Shares.

Notwithstanding the foregoing, if, at any time beginning 365 days after the closing date (the “Earliest Release Date”), the closing price of the New Nuvation Bio Class A common stock equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any twenty trading days within any thirty-trading day period commencing at least 150 days after the closing date of the merger, then each party’s Sponsor and Founder Lock-Up Shares (which, for purposes of holders of options, shall only include options that have vested as of such date) will be automatically released from the lock-up restrictions as of the last day of such thirty-trading day period. The lock-up restrictions contain customary exceptions, including for estate planning transfers, affiliates transfers, and transfers upon death or by will. Panacea has entered into a lock-up agreement with certain stockholders of Nuvation Bio, including the directors, officers, and 1% holders of Nuvation Bio, in substantially the form attached to the merger agreement (the “Stockholder Lock-Up Agreement”). Under the Stockholder Lock-Up Agreement, each party to the agreement agreed that it will not, without the prior written consent of Panacea, during the period commencing on the closing date of the merger and ending on the date that is 180 days after the closing date (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Panacea Class A common stock, founder shares (and the shares of Panacea Class A common stock issued upon the conversion thereof), or any securities convertible into or exercisable or exchangeable for Panacea Class A common stock or founder shares (and the shares of Panacea Class A common stock issued upon the conversion thereof) issued or issuable to such party held by it immediately after the effective time (collectively, the “Stockholder Lock-Up Shares”) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Stockholder Lock-Up Shares. Notwithstanding the foregoing, if, at the Earliest Release Date, the closing price of the New Nuvation Bio Class A common stock equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any twenty trading days within any thirty-trading day period commencing at least 150 days after the closing date of the merger, then each party’s Stockholder Lock-Up Shares (which, for purposes of holders of options, shall only include options that have vested as of such date) will be automatically released from the lock-up restrictions as of the last day of such thirty-trading day period. The lock-up restrictions contain customary exceptions, including for estate planning transfers, affiliates transfers, and transfers upon death or by will.

Panacea has entered into a lock-up agreement with each of the purchasers under the forward purchase agreement, in substantially the form attached to the merger agreement (the “FPA Lock-Up Agreement”). Under the FPA Lock-Up Agreement, each party to the agreement agreed that it will not, without the prior written consent of Panacea, during the period commencing on the closing date of the merger and ending on the date that is 365 days after the closing date (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Panacea Class A common stock under the forward purchase agreement (collectively, the “FPA Lock-Up Shares”) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the FPA Lock-Up Shares. Notwithstanding the foregoing, if, at the Earliest Release Date, the closing price of the New Nuvation Bio Class A common stock equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any twenty trading days within any thirty-trading day period commencing at least 150 days after the closing date of the merger, then each party’s FPA Lock-Up Shares (which, for purposes of holders of options, shall only include options that have vested as of such date) will be automatically released from the lock-up restrictions as of the last day of such thirty-trading day period. The lock-up restrictions contain customary exceptions, including for estate planning transfers, affiliates transfers, and transfers upon death or by will.

PIPE Subscription Agreements

On October 20, 2020, concurrently with the execution of the merger agreement, Nuvation Bio entered into subscription agreements with certain investors, including funds affiliated with the Sponsor, (collectively, the “PIPE Investors”), pursuant to, and on the terms and subject to the conditions of which, the PIPE Investors have collectively subscribed for 47,655,000 shares of Panacea Class A common stock for an aggregate purchase price equal to $476.6 million (the “PIPE Investment”), a portion of which is expected to be funded by Dr. Hung, which coupled with the $25.0 million in proceeds from the forward purchase agreement entered into in connection with Panacea’s IPO will result in equity financings totaling $501.6 million.

Registration Rights

The merger agreement contemplates that, at the closing, Panacea, Nuvation Bio, Dr. Hung and certain Nuvation Bio securityholders will enter into a registration rights agreement, pursuant to which Panacea will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of Panacea common stock and other equity securities of Panacea that are held by the parties thereto from time to time.

Additionally, Panacea has previously entered into a registration rights agreement with respect to the founder shares, private placement units, the private placement shares, private placement warrants, forward purchase securities and units that may be issued upon conversion of working capital loans and the shares and warrants included therein (and any shares of common stock issuable upon the exercise of the private placement warrants, forward purchase warrants or warrants included in the units issued upon conversion of working capital loans).

Certain Relationships and Related Person Transactions—Nuvation Bio

Other than compensation arrangements for Nuvation Bio’s directors and executive officers, which are described elsewhere in this proxy statement/prospectus, below is a description of transactions since Nuvation Bio’s inception in March 2018 to which Nuvation Bio was a party or will be a party, in which:

•	the amounts involved exceeded or will exceed the lesser of (1) $120,000, or (2) 1% of the average of Nuvation Bio’s total assets for the last two completed fiscal years; and

•

any of Nuvation Bio’s directors, executive officers or holders of more than 5% of any class of Nuvation Bio’s capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest.

Asset Acquisition Agreement

In January 2019, Nuvation Bio, GiraFpharma LLC (“GiraF”) and Dr. Hung entered into an Asset Acquisition Agreement (the “GiraF Agreement”) pursuant to which GiraF agreed that it would, concurrently with the initial closing of Nuvation Bio’s Series A preferred stock financing, contribute to Nuvation Bio all of its intellectual property rights with respect to specified drug development programs to be pursued by Nuvation Bio, together with other related assets, in consideration of Nuvation Bio’s payment to it of $5.0 million of cash and issuance to it of a number of shares of Nuvation Bio’s common stock determined under a specified formula. Dr. Hung also agreed in the GiraF Agreement that he would, substantially concurrently with GiraF’s asset transfer, contribute to Nuvation Bio all of his intellectual property rights with respect to the specified drug development programs and certain other assets in consideration of Nuvation Bio’s issuance to him of shares of its common stock. Under the GiraF Agreement, Nuvation Bio also agreed to issue to GiraF a number of additional shares of its common stock determined under a formula based on Nuvation Bio’s valuation at the time of the first underwritten public offering of its common stock (the “Additional GiraF Shares”). Pursuant to the GiraF Agreement, concurrently with the June 2019 initial closing of its Series A preferred stock financing, GiraF transferred to Nuvation Bio the specified intellectual property rights and other assets and Nuvation Bio paid GiraF $5.0 million of cash and issued to GiraF 12,963,780 shares of its common stock. Concurrently, Dr. Hung contributed to Nuvation Bio the specified intellectual property rights and other assets in consideration of Nuvation Bio’s issuance to him of shares of its common stock as described below under “Certain Nuvation Bio Relationships and Related Party Transactions—Common Stock Purchase Agreement.”

Convertible Promissory Notes

In February 2019, Nuvation Bio entered into a Note Purchase Agreement with two investors, including Omega Fund V, LP (“Omega”), which is the beneficial owner of more than 5% of Nuvation Bio’s capital stock, providing for the issuance to such investors of convertible promissory notes in the aggregate principal amount of $15.0 million. Pursuant to the Note Purchase Agreement, Nuvation Bio issued to Omega convertible promissory notes in the principal amounts of $4.5 million in February 2019 and $6.8 million in May 2019. These two convertible promissory notes converted into an aggregate of 17,157,943 shares of Nuvation Bio’s Series A preferred stock in June 2019. The convertible promissory notes accrued interest at a rate of 8.0%; however, the investors waived the payment of interest upon the conversion of the convertible promissory notes.

Common Stock Purchase Agreement

In February 2019, Nuvation Bio entered into a Common Stock Purchase Agreement with Dr. Hung. Pursuant to the Common Stock Purchase Agreement, concurrently with the June 2019 initial closing of its Series A preferred stock financing, Nuvation Bio issued to Dr. Hung 171,130,898 shares of its common stock in consideration of Dr. Hung’s assignment to Nuvation Bio of patent applications and various other intellectual property rights and assets with respect to specified drug development programs to be pursued by Nuvation Bio, as well as $5.0 million of cash.

Series A Preferred Stock Financing

In two equal tranches in June 2019 and October 2020, Nuvation Bio issued and sold an aggregate of 337,509,640 shares of its Series A preferred stock at a purchase price of $0.77138 per share, for an aggregate purchase price of $260.3 million, and issued an aggregate of 22,877,257 shares of Nuvation Bio Series A preferred stock upon conversion of an aggregate of $15.0 million of convertible promissory notes at a conversion price of $0.65567 per share.

Each share of Nuvation Bio Series A preferred stock will convert into a number of shares of New Nuvation Bio Class A common stock equal to the exchange ratio upon the completion of the Business Combination.

The table below sets forth the number of shares of Series A preferred stock purchased by Nuvation Bio’s related parties:

Stockholder	Shares of Series A Preferred Stock	Total Cash Purchase Price	Conversion of Convertible Promissory Note
David Hung, M.D.	12,963,780	$10,000,001	—
Omega Fund V, L.P.(1)(2)	41,465,030	18,750,001	$11,250,000
W. Anthony Vernon	1,296,378	1,000,000	—
Entities Affiliated with FMR LLC(3)	90,744,100	69,998,184	—
Entities Affiliated with Altitude Life Science Ventures(4)	33,267,347	21,250,002	3,750,000
Entities Affiliated with The Baupost Group, L.L.C.(5)	38,891,326	29,999,999	—

(1)

Michelle Doig, a member of Nuvation Bio’s board of directors, is a partner of Omega Fund Management, LLC, the general manager of Omega Fund V, LP, a beneficial owner of more than 5% of Nuvation Bio’s capital stock.

(2)

Claudio Nessi, a member of Nuvation Bio’s board of directors, is a managing director of Omega Fund Management, LLC, the general manager of Omega Fund V, LP, a beneficial owner of more than 5% of Nuvation Bio’s capital stock.

(3)

Shares are held by the following funds associated with FMR LLC, an owner of more than 5% of Nuvation Bio’s outstanding capital stock: Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund; Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund; Fidelity Growth Company Commingled Pool; Fidelity Contrafund: Fidelity Contrafund; Fidelity Contrafund Commingled Pool; Fidelity Contrafund: Fidelity Contrafund K6; Fidelity Select Portfolios: Biotechnology Portfolio; Fidelity Hastings Street Trust: Fidelity Growth Discovery Fund; Fidelity Advisor Series I: Fidelity Advisor Equity Growth Fund; Fidelity Advisor Series I: Fidelity Advisor Series Equity Growth Fund; Variable Insurance Products Fund: Growth

Portfolio; Variable Insurance Products Fund III: Growth Opportunities Portfolio; Fidelity Advisor Series I: Fidelity Advisor Growth Opportunities Fund; Fidelity Advisor Series I: Fidelity Advisor Series Growth Opportunities Fund; Fidelity Securities Fund: Fidelity Blue Chip Growth Fund; Fidelity Blue Chip Growth Commingled Pool; Fidelity Securities Fund: Fidelity Flex Large Cap Growth Fund; Fidelity Securities Fund: Fidelity Blue Chip Growth K6 Fund; Fidelity Blue Chip Growth Institutional Trust; and FIAM Target Date Blue Chip Growth Commingled Pool.
(4)

Shares are held by the following funds associated with Altitude Life Science Ventures, an owner of more than 5% of Nuvation Bio’s outstanding capital stock: Altitude Life Science Ventures Fund III, L.P. and Altitude Life Science Ventures Side Fund III, L.P.

(5)

Shares are held by the following funds associated with The Baupost Group, L.L.C., an owner of more than 5% of Nuvation Bio’s outstanding capital stock: Baupost Private Investments A-1, L.L.C.; Baupost Private Investments B-1, L.L.C.; Baupost Private Investments C-1, L.L.C.; Baupost Private Investments H-1, L.L.C.; Baupost Private Investments P-1, L.L.C.; Baupost Private Investments Y-1, L.L.C.; Baupost Private Investments BVI-1, L.L.C.; Baupost Private Investments BVII-1, L.L.C.; Baupost Private Investments BVIII-1, L.L.C.; Baupost Private Investments BVIV-1, L.L.C.

Stock Restriction Agreement

In June 2019, Nuvation Bio entered into a Stock Restriction Agreement with Dr. Hung pursuant to which Dr. Hung granted Nuvation Bio (a) a repurchase right, lapsing ratably over 36 months, with respect to 66% of his shares of Nuvation Bio’s common stock, and (b) a cancellation right entitling Nuvation Bio to cancel, without consideration, a number of his shares of Nuvation Bio’s common stock equal to the number, if any, of Additional GiraF Shares that Nuvation Bio becomes obligated to issue pursuant to the GiraF Agreement. The terms of the restriction agreement will remain after the merger is consummated.

Business Combination Private Placement

In connection with the execution of the merger agreement, Panacea entered into Subscription Agreements with the Subscribers, pursuant to which the Subscribers agreed to purchase, and Panacea agreed to sell the Subscribers, an aggregate of 47,655,000 shares of Panacea Class A common stock, for a purchase price of $10.00 per share and an aggregate purchase price of $476.6 million, in the PIPE investment.

The table below sets forth the number of shares of Panacea Class A common stock to be purchased by Nuvation Bio’s related parties:

Stockholder	Shares of Panacea Class A Common Stock	Total Cash Purchase Price
David Hung, M.D.	2,000,000	$20,000,000
Omega Fund V, LP(1)(2)	1,000,000	10,000,000
W. Anthony Vernon	50,000	50,000
Entities Affiliated with Fidelity Management & Research Company, LLC(3)	14,500,000	145,000,000
Entities Affiliated with Altitude Life Science Ventures	—	—
Entities Affiliated with The Baupost Group, L.L.C.(4)	1,000,000	10,000,000

(1)

Michelle Doig, a member of Nuvation Bio’s board of directors, is a partner of Omega Fund Management, LLC, the general manager of Omega Fund V, LP, a beneficial owner of more than 5% of Nuvation Bio’s capital stock.

(2)

Claudio Nessi, a member of Nuvation Bio’s board of directors, is a managing director of Omega Fund Management, LLC, the general manager of Omega Fund V, LP, a beneficial owner of more than 5% of Nuvation Bio’s capital stock.

(3)

Subscribers are the following funds associated with Fidelity Management & Research Company, LLC, an owner of more than 5% of Nuvation Bio’s outstanding capital stock: Fidelity Mt. Vernon Street Trust: Fidelity Growth Company K6 Fund; FIAM Target Date Blue Chip Growth Commingled Pool; Variable Insurance Products Fund III: Growth Opportunities Portfolio; Fidelity Securities Fund: Fidelity Blue Chip Growth Fund; Fidelity Blue Chip Growth Commingled Pool; Fidelity Securities Fund: Fidelity Flex Large Cap Growth Fund; Fidelity Securities Fund: Fidelity Blue Chip Growth K6 Fund; Fidelity Select Portfolios: Biotechnology Portfolio; Fidelity Contrafund: Fidelity Contrafund; Fidelity Contrafund Commingled Pool; Fidelity Contrafund: Fidelity Contrafund K6; Fidelity Advisor Series I: Fidelity Advisor Growth Opportunities Fund; Fidelity Advisor Series I: Fidelity Advisor Series Growth Opportunities Fund; Fidelity U.S. Growth Opportunities Investment Fund; Fidelity Blue Chip Growth Institutional Trust; Fidelity NorthStar Fund; Fidelity Securities Fund: Fidelity Series Blue Chip Growth Fund; Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund; Fidelity Growth Company Commingled Pool.

(4)	Subscriber is Baupost Group Securities, L.L.C., an affiliate of the Baupost Group, L.L.C., an owner of more than 5% of Nuvation Bio’s outstanding Series A preferred stock.

Stockholder Support Agreement

In October 2020, Panacea, Nuvation Bio and certain Nuvation Bio stockholders, including holders affiliated with members of the Nuvation Bio board of directors and beneficial owners of more than 5% of a class of Nuvation Bio’s capital stock, entered into support agreements, in substantially the form attached to the merger agreement (the “Stockholder Support Agreements”), whereby such Nuvation Bio stockholders agreed to vote all of their shares of Nuvation Bio’s capital stock in favor of the approval and adoption of the proposed transactions. Additionally, such stockholders agreed, among other things, not to transfer any of their shares of Nuvation Bio capital stock (or enter into any arrangement with respect thereto), subject to certain customary exceptions, or enter into any voting arrangement that is inconsistent with the Stockholder Support Agreement.

Share Exchange Transaction

In November 2020, pursuant to a Share Exchange Agreement dated as of October 5, 2020, between Dr. Hung and Nuvation Bio, Dr. Hung surrendered all of his holdings of Nuvation Bio capital stock (consisting of 12,963,780 shares of Series A Preferred Stock and 281,130,898 shares of Class A common stock) to Nuvation Bio in exchange for the issuance to him of 294,094,678 shares of Nuvation Bio Class B common stock.

Indemnification Agreements

The proposed charter for New Nuvation Bio Inc. will contain provisions limiting the liability of directors, and our amended and restated bylaws will provide that we will indemnify each of our directors and officers to the fullest extent permitted under Delaware law. The proposed charter and the proposed bylaws for New Nuvation Bio Inc. will also provide New Nuvation Bio’s board of directors with discretion to indemnify New Nuvation Bio’s employees and other agents when determined appropriate by the board. In addition, New Nuvation Bio will enter into an indemnification agreement with each of its directors and executive officers, which requires us to indemnify them. For more information regarding these agreements, see “Executive Compensation—Limitations on Liability and Indemnification Matters.”

Related Person Transactions Policy Following the Business Combination

Upon the consummation of the Business Combination, the New Nuvation Bio Board will adopt a new written related person transactions policy that sets forth New Nuvation Bio’s policies and procedures regarding the identification, review, consideration and oversight of “related person transactions.” For purposes of New Nuvation Bio’s policy only, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which New Nuvation Bio or any of its subsidiaries are participants involving an amount that exceeds the lesser of (a) $120,000 or (b) 1% of the average of Nuvation Bio’s total assets for the last two completed fiscal years, in which any “related person” has a material interest.

Transactions involving compensation for services provided to New Nuvation Bio as an employee, consultant or director will not be considered related person transactions under this policy. A related person is any executive officer, director, nominee to become a director or a holder of more than 5% of any class of New Nuvation Bio’s voting securities (including New Nuvation Bio’s common stock), including any of their immediate family members and affiliates, including entities owned or controlled by such persons.

Under the policy, the related person in question or, in the case of transactions with a holder of more than 5% of any class of New Nuvation Bio’s voting securities, an officer with knowledge of a proposed transaction, must present information regarding the proposed related person transaction to New Nuvation Bio’s audit committee (or, where review by New Nuvation Bio’s audit committee would be inappropriate, to another independent body of New Nuvation Bio Board) for review. To identify related person transactions in advance, New Nuvation Bio will rely on information supplied by New Nuvation Bio’s executive officers, directors and certain significant stockholders. In considering related person transactions, New Nuvation Bio’s audit committee will take into account the relevant available facts and circumstances, which may include, but are not limited to:

•	the risks, costs, and benefits to New Nuvation Bio;

•	the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the terms of the transaction;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties.

•

New Nuvation Bio’s audit committee will approve only those transactions that it determines are fair and in New Nuvation Bio’s best interests. All of the transactions described above were entered into prior to the adoption of such policy.

PRICE RANGE OF SECURITIES AND DIVIDENDS

Price Range of Panacea Securities

Panacea’s units, warrants and Class A common stock are traded on the NYSE under the symbols PANA, PANA.U and PANA WS, respectively. The following table sets forth, for the periods indicated, the high and low sales prices for PANA units, warrants and Panacea Class A common stock and dividends declared per share of Panacea Class A common stock as reported on the NYSE. The Panacea Class A common stock and warrants began trading separately on August 21, 2020.

	Panacea
	PANA.U Units		PANA WS Warrants		PANA Class A Common Stock
	High	Low	High	Low	High	Low	Dividends Declared
2020:
Fourth Quarter(1)	$12.10	$10.50	$2.40	$1.90	$11.13	$10.02	$—
Third Quarter(2)	$12.00	$10.80	$3.02	$2.00	$11.61	$9.70	$—
Second Quarter	$—	$—	$—	$—	$—	$—	$—

(1)	Through December 1, 2020.
(2)	From August 26, 2020.

Nuvation Bio Securities

Historical market price information regarding Nuvation Bio is not provided because there is no public market for Nuvation Bio’s securities.

Dividends

Panacea has not paid any cash dividends on the Panacea common stock to date and does not intend to pay cash dividends prior to the completion of the Business Combination.

EXPERTS

The financial statements of Panacea as of May 7, 2020, and for the period from April 24, 2020 (inception) through May 7, 2020 appearing in this proxy statement/registration, have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Nuvation Bio as of December 31, 2019 and 2018, and for the year ended December 31, 2019 and the period from March 20, 2018 (inception) to December 31, 2018, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

The legality of shares of New Nuvation Bio Class A common stock and New Nuvation Bio Class B common stock offered by this proxy statement/prospectus will be passed upon for Panacea by Skadden, Arps, Slate, Meagher and Flom LLP. Cooley LLP has represented Nuvation Bio in connection with the Business Combination.

There is no material litigation, arbitration or governmental proceeding currently pending against Panacea or any members of the Panacea management team in their capacity as such, and neither has been subject to any such proceeding in the twelve months preceding the date of this proxy statement/prospectus.

OTHER MATTERS

As of the date of this proxy statement/prospectus, the Panacea board of directors does not know of any matters that will be presented for consideration at the Panacea Special Meeting other than as described in this proxy statement/prospectus. If any other matters properly come before the Panacea Special Meeting, or any adjournment or postponement thereof, and are voted upon, the enclosed proxy will be deemed to confer discretionary authority on the individuals that it names as proxies to vote the shares represented by the proxy as to any of these matters.

APPRAISAL RIGHTS

Holders of Panacea common stock are not entitled to appraisal rights in connection with the merger under Delaware law.

INDEX TO FINANCIAL STATEMENTS

Page
NUVATION BIO INC. FINANCIAL STATEMENTS
Consolidated Financial Statements of Nuvation Bio Inc. and Subsidiaries for the Years Ended December 31, 2019 and 2018
Independent Auditor’s Opinion	F-2
Consolidated Balance Sheets	F-3
Consolidated Statements of Operations and Comprehensive Loss	F-4
Consolidated Statements of Changes in Redeemable Series A Convertible Preferred Stock and Stockholders’ Deficit	F-5
Consolidated Statements of Cash Flows	F-6
Notes to Consolidated Financial Statements	F-7

Condensed Consolidated Financial Statements for the Nine Months Ended September 30, 2020 and 2019
Condensed Consolidated Balance Sheets as of September 30, 2020 (unaudited) and December 31, 2019	F-19
Condensed Consolidated Statements of Operations and Comprehensive Loss for the nine months ended September 30, 2020 and 2019 (unaudited)	F-20
Condensed Consolidated Statements of Changes in Redeemable Series A Convertible Preferred Stock and Stockholders’ Deficit for the nine months ended September 30, 2020 and 2019 (unaudited)	F-21
Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2020 and 2019 (unaudited)	F-22
Notes to Consolidated Financial Statements (unaudited)	F-23

PANACEA ACQUISITION CORP. FINANCIAL STATEMENTS
For the Period From April 24, 2020 (Inception) Through May 7, 2020
Report of Independent Registered Public Accounting Firm	F-52
Balance Sheet	F-53
Statement of Operations	F-54
Statement of Changes in Stockholders’ Equity	F-55
Statement of Cash Flows	F-56
Notes to Financial Statements	F-57

Balance Sheet as of July 6, 2020
Report of Independent Registered Public Accounting Firm	F-68
Balance Sheet as of July 6, 2020	F-69
Notes to Financial Statement	F-70

For the Period From April 24, 2020 (Inception) Through September 30, 2020
Balance Sheet	F-81
Statement of Operations	F-82
Statement of Changes in Stockholders’ Equity	F-83
Statement of Cash Flows	F-84
Notes to Financial Statements	F-85

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors Nuvation Bio Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Nuvation Bio Inc. and subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive loss, changes in redeemable series A convertible preferred stock and stockholders’ deficit, and cash flows for the year ended December 31, 2019 and the period March 20, 2018 (inception) to December 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the year ended December 31, 2019 and the period from March 20, 2018 (inception) to December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP
KPMG LLP

We have served as the Company’s auditor since 2019.

Short Hills, New Jersey

November 12, 2020

NUVATION BIO INC. and Subsidiaries

Consolidated Balance Sheets

(In thousands, except share and per share data)

December 31,	2019	2018
Assets

Current assets:
Cash and cash equivalents	$3,469	$138
Prepaid expenses	187	20
Marketable securities available for sale, at fair value	112,893	—
Investments to be held to maturity, at cost	2,508	—
Interest receivable on marketable securities	828	—

Total current assets	119,885	158

Total property and equipment, net	646	—

Other assets:
Lease security deposit	421	—

Total assets	$120,952	$158

Liabilities, redeemable convertible preferred stock, and stockholders’ deficit

Current liabilities:
Accounts payable	$2,030	$83
Accrued expenses	1,163	219
Deferred rent	11	—
Loan payable to stockholder	—	600

Total current liabilities	3,204	902

Commitments and contingencies (Note 13)

Redeemable Series A convertible preferred stock, $0.0001 par value per share; 360,500,000 shares authorized and 184,501,999 and 0 shares issued and outstanding as of December 31, 2019 and 2018, respectively (liquidation preference of $142.3 million as of December 31, 2019)	141,864	—

Stockholders’ deficit
Common stock, $0.0001 par value per share; 880,000,000 shares authorized; 400,000,000 and 110,000,000 shares issued and outstanding as of December 31 2019 and 2018, respectively	9,759	—
Accumulated deficit	(34,296)	(744)
Accumulated other comprehensive income	421	—

Total stockholders’ deficit	(24,116)	(744)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$120,952	$158

See accompanying notes to the consolidated financial statements.

NUVATION BIO INC. and Subsidiaries

Consolidated Statements of Operations and Comprehensive Loss

(In thousands, except share and per share data)

For the Year Ended December 31, 2019 and Period March 20, 2018 (inception) to December 31, 2018	2019	2018
Operating expenses:
Research and development	$25,106	$362
General and administrative	6,993	382

Total operating expenses	32,099	744

Loss from operations	(32,099)	(744)

Other income (expense):
Interest income	1,287	—
Investment advisory fees	(135)	—
Realized gain on marketable securities	53	—
Interest expense	(2,658)	—

Total other income (expense)	(1,453)	—

Loss before income taxes	(33,552)	(744)
Provision for income taxes	—	—

Net loss	$(33,552)	$(744)

Net loss per share, basic and dilutive	$(0.16)	$(0.01)

Weighted average common shares outstanding, basic and diluted	206,672,024	80,989,011

Comprehensive loss:
Net loss	(33,552)	$(744)
Other comprehensive income, net of taxes:
Change in unrealized gain on available-for-sale securities	421	—

Comprehensive loss	$(33,131)	$(744)

See accompanying notes to the consolidated financial statements.

NUVATION BIO INC. and Subsidiaries

Consolidated Statements of Changes in Redeemable Series A

Convertible Preferred Stock and Stockholders’ Deficit

(In thousands, except share data)

For the Year Ended December 31, 2019 and Period March 20, 2018 (inception) to December 31, 2018
	Redeemable Series A Convertible Preferred Stock		Common Stock		Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at March 20, 2018 (inception)	—	$—	—	$—	$—	$—	$—

Issuance of shares(a)	—	—	110,000,000	—	—	—	—
Net loss	—	—	—	—	(744)	—	(744)

Balance, December 31, 2018	—	—	110,000,000	—	(744)	—	(744)

Issuance of shares	—	—	276,036,220	5,011	—	—	5,011
Issuance of shares for purchase of in-process research and development	—	—	13,963,780	4,748	—	—	4,748
Issuance of shares (net of $457 in issuance costs)	161,624,742	124,217	—	—	—	—	—
Issuance of shares on conversion of notes payable	22,877,257	17,647	—	—	—	—	—
Net loss	—	—	—	—	(33,552)	—	(33,552)
Other comprehensive income	—	—	—	—	—	421	421

Balance, December 31, 2019	184,501,999	$141,864	400,000,000	$9,759	$(34,296)	$421	$(24,116)

(a)	In February 2019, the Company effected an eleven for one common stock split. All share information has been retroactively adjusted to reflect the stock split

See accompanying notes to the consolidated financial statements.

NUVATION BIO INC. and Subsidiaries

Consolidated Statements of Cash Flows

(In thousands)

For the Year Ended December 31, 2019 and Period March 20, 2018 (inception) to December 31, 2018	2019	2018
Cash flows from operating activities:
Net loss	$(33,552)	$(744)
Adjustments to reconcile net loss to net cash used in operating activities:
Issuance of common stock for in-process research and development expense	4,748	—
Non-cash interest expense	2,658	—
Depreciation and amortization	13	—
Amortization of premium on marketable securities	267	—
Realized gain on marketable securities	(53)	—
Change in operating assets and liabilities
Prepaid expenses	(166)	(20)
Interest receivable on marketable securities	(828)	—
Payment of lease security deposit	(421)	—
Accounts payable	1,947	83
Accrued expenses	944	219
Deferred rent	11	—

Net cash used in operating activities	(24,432)	(462)

Cash flow from investing activities:
Purchases of marketable securities	(136,232)	—
Proceeds from sale of marketable securities	23,544	—
Purchase of investment to be held to maturity	(2,508)	—
Purchases of property and equipment	(659)	—

Net cash used in investing activities	(115,855)	—

Cash flow from financing activities:
Proceeds from convertible debt	14,990	—
Proceeds from issuance of preferred stock net of issuance costs	124,217	—
Proceeds from issuance of common stock	5,011	—
Proceeds of loan payable to stockholder	30	600
Repayment of loan payable to stockholder	(630)	—

Net cash provided by financing activities	143,618	600

Net increase in cash and cash equivalents	3,331	138
Cash and cash equivalents, beginning of the period	138	—

Cash and cash equivalents, end of the year	$3,469	$138

Non-cash financing activities:
Issuance of preferred shares on conversion of notes payable	$17,647	$—
Issuance of common stock for in-process research and development	$4,748	$—

See accompanying notes to the consolidated financial statements.

NUVATION BIO INC. and Subsidiaries

Notes to Consolidated Financial Statements

1.	Nature of Operations

Nuvation Bio Inc. and subsidiaries (the “Company”), formerly known as Repharmation, Inc., a Delaware Limited Corporation, is a privately held biotechnology company currently operating in stealth mode, that is focused on unmet needs in oncology. The Company was incorporated on March 20, 2018 (inception date). The Company has offices in New York and San Francisco. The Company’s two subsidiaries are dormant and have no operations during the period.

2.	Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and include all adjustments necessary for the fair presentation of the Company’s financial position for the periods presented. From its inception, the Company has devoted substantially all of its efforts to business planning, engaging consultants, acquiring and discovering its assets, and raising capital.

Principles of Consolidation

The consolidated financial statements include the balances of the Company and its subsidiaries. All intercompany transactions and balances are eliminated in consolidation.

Liquidity

As of December 31, 2019, the Company has an accumulated deficit of approximately $34.3 million and net cash used in operating activities was approximately $24.4 million during the year end December 31, 2019. Management expects to continue to incur operating losses and negative cash flows from operations. The Company has financed its operations to date from cash received from issuance of convertible debt and the sale of common and preferred stock.

As of December 31, 2019, the Company had cash, cash equivalents, investments to be held to maturity, and marketable securities of approximately $119.9 million. The Company believes that its existing cash, cash equivalents, investments to be held to maturity, and marketable securities will be sufficient to meet its cash commitments for at least the next 12 months after the date that these consolidated financial statements are issued. The development activities can be costly and the timing and outcomes are uncertain. The assumptions upon which the Company has based its estimates are routinely evaluated and may be subject to change. The actual amount of the Company’s expenditures will vary depending upon a number of factors including but not limited to the progress of the Company’s research and development activities, the infrastructure to support a commercial enterprise, and the level of financial resources available.

The Company will need to raise additional capital in order to continue to fund operations. The Company believes that it will be able to obtain additional working capital through equity financings or other arrangements to fund future operations; however, there can be no assurance that such additional financing, if available, can be obtained on terms acceptable to the Company.

Significant Risks and Uncertainties

The Company’s operations are subject to a number of factors that can affect its operating results and financial condition. Such factors include, but are not limited to: the results of research and development, clinical testing

NUVATION BIO INC. and Subsidiaries

Notes to Consolidated Financial Statements

2.	Significant Accounting Policies (continued)

Liquidity (continued)

and trial activities of the Company’s products, the Company’s ability to obtain regulatory approval to market its products, competition from products manufactured and sold or being developed by other companies, the price of, and demand for, Company’s products, the Company’s ability to negotiate favorable licensing or other manufacturing and marketing agreements for its products, and the Company’s ability to raise capital.

The Company currently has no commercially approved products and there can be no assurance that the Company’s research and development will be successfully commercialized. Developing and commercializing a product requires significant time and capital and is subject to regulatory review and approval as well as competition from other biotechnology and pharmaceutical companies. The Company operates in an environment of rapid change and is dependent upon the continued services of its employees and vendors and obtaining and protecting intellectual property.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the year. Accordingly, actual results could differ from those estimates and those differences could be significant. Significant estimates and assumptions reflected in the accompanying consolidated financial statements include, but are not limited to, the fair value of in-process research and development acquired, and depreciation expense.

Cash and Cash Equivalents

Cash equivalents include short-term, highly liquid instruments, consisting of money market accounts and short-term investments with maturities from the date of purchase of 90 days or less. The majority of cash and cash equivalents are maintained with major financial institutions in North America. Deposits with these financial institutions may exceed the amount of insurance provided on such deposits. These deposits may be redeemed upon demand with reduces counterparty performance risk.

Investment Securities

Debt securities have been classified into either of the following two categories:

•

Available for sale — securities which may be sold before maturity or are not classified as held to maturity or trading. Marketable debt securities classified as available for sale are carried at fair value with unrealized gains or losses reported in other comprehensive income (loss).

•	Held to maturity — securities which are held to maturity and which management has the positive intent and ability to hold them to maturity. These securities are carried at amortized cost.

Management evaluates individual securities for other than temporary impairment at year end. For securities in an unrealized loss positions, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assess whether it intends to sell, or it is more likely that not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. For cost-method securities which management has not estimated the fair value, management evaluates whether an event or change in circumstance has occurred that may have a significant

NUVATION BIO INC. and Subsidiaries

Notes to Consolidated Financial Statements

2.	Significant Accounting Policies (continued)

Investment Securities (continued)

adverse effect on the fair value of the investment. If management determines there is an any other than temporary impairment, the entire difference between amortized cost and fair value is recognized as impairment through earnings.

Interest income includes amortization and accretion of purchase premium and discount. Premiums and discounts on debt securities are amortized on the effective-interest method. Gains and loss on sales are recorded on the settlement date and determined using the specific identification method.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash, cash equivalents and marketable securities. The Company maintains its cash and cash equivalent balances in the form of business checking accounts and money market accounts, the balances of which, at times, may exceed federally insured limits. Exposure to cash and cash equivalents credit risk is reduced by placing such deposits with major financial institutions and monitoring their credit ratings. Marketable securities consist primarily of corporate bonds, with fixed interest rates. Exposure to credit risk of marketable securities is reduced by maintaining a diverse portfolio and monitoring their credit ratings.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Property and equipment is depreciated using the straight-line method over the estimated useful lives of the related assets of generally five years for computers and seven years for furniture and equipment. The cost of leasehold improvements is amortized over the lesser of the estimated asset life or remaining term of the lease. Maintenance costs are expensed as incurred, while major betterments are capitalized. Depreciation is not recorded on idle property and equipment.

The Company has $0.3 million of furniture and fixtures and $0.2 million of leasehold improvements that it has not yet begun to depreciate, as it did not occupy the New York office until January 2020.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and an impairment assessment may be performed may be performed on the recoverability or the carrying amounts. If an impairment occurs, the loss is measured by comparing the fair value of the asset to its carrying amount.

Net Loss per Share Attributable to Common Stockholders

The Company uses the two-class method of reporting earnings per share as the Redeemable Series A Convertible Preferred Stock is a participating security, however they do not share in losses and therefore the reported net losses have not been allocated to the preferred stock. Basic loss per share is computed by dividing net loss by the weighted-average number of shares of common stock outstanding excluding shares of common stock subject to repurchase for the period. The number of common stock shares subject to repurchase was determined prospectively from the date of the “Stock Restriction Agreement”, as described below. Diluted loss per share

NUVATION BIO INC. and Subsidiaries

Notes to Consolidated Financial Statements

2.	Significant Accounting Policies (continued)

Net Loss per Share Attributable to Common Stockholders (continued)

reflects the potential dilution that could occur if the stock options to issue common stock were exercised. The Company had a net loss in all periods presented thus the dilutive net loss per common share is the same as the basic net loss per common share as the effect of any options or conversions is anti-dilutive.

The following securities outstanding have been excluded from the calculation of weighted average shares outstanding at December 31, 2019 and 2018:

	2019	2018
Redeemable Series A convertible preferred stock shares	184,501,999
Common stock shares subject to repurchase	154,621,994	—

Segment Information

The Company manages its operations as a single segment for the purposes of assessing performance and making operating decisions. The Company’s operations are focused on oncology development activities.

Research and Development Costs

Costs incurred in connection with research and development activities are expenses as incurred. These costs include fees paid to consultants, vendors and various entities that perform certain research and testing on behalf of the Company.

In addition, the Company entered into asset acquisition agreements to acquire certain assets for $5.0 million cash and $4.7 million in common stock for a total amount of $9.7 million. These transactions were recorded as an asset acquisition. The aggregate purchase price is included in research and development expense as the assets purchased are for use in research and development projects and have no alternative future uses.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in the Company’s tax returns. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the years in which they are expected to affect taxable income. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense.

The Company accounts for uncertainty in income taxes recognized in the financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate

NUVATION BIO INC. and Subsidiaries

Notes to Consolidated Financial Statements

2.	Significant Accounting Policies (continued)

Income Taxes (continued)

settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate. The Company’s policy is to record interest and penalties related to income taxes as part of the tax provision. Returns for tax years beginning with those filed for the period ended December 31, 2018 are open to federal and state tax examination.

Accounting Pronouncements Not Yet Adopted

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-02, Leases. Subsequently, the FASB issued ASU 2019-10 and then ASU 2020-05, both of which adjusted the effective date of ASU 2016-02 for non-public entities. The accounting standard is effective for non-public entities for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. The new standard establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of operations. A modified retrospective transition approach is required at the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is currently evaluating the impact of the pending adoption of the new standard on the Company’s consolidated financial statements.

3.	Fair Value Measurements and Marketable Securities Available for Sale

The Company provides disclosure of financial assets and financial liabilities that are carried at fair value based on the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements may be classified based on the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities using the following three levels:

Level 1 — Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 — Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.) and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

Level 3 — Unobservable inputs that reflect the Company’s estimates of the assumptions that market participants would use in pricing the asset or liability. The Company develops these inputs based on the best information available, including its own data.

The following table presents information about the Company’s marketable securities as of December 31, 2019, measured at fair value on a recurring basis, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. There have not been any transfers between the levels during 2019. There were no marketable securities as of December 31, 2018.

	Total	Level 1	Level 2	Level 3
	(In thousands)
Marketable securities	$112,893	$—	$112,893	$—

NUVATION BIO INC. and Subsidiaries

Notes to Consolidated Financial Statements

3.	Fair Value Measurements and Marketable Securities Available for Sale (continued)

Marketable securities consist of corporate bonds and U.S. government debt securities with maturities ranging from January 2020 to July 2023. Based on the Company’s intentions regarding its marketable securities, all marketable securities are classified as available-for-sale and are carried at fair value based on the price that would be received upon sale of the security. The following table provides the cost, aggregate fair value and unrealized gains of marketable securities available-for-sale as of December 31, 2019:

	Amortized Cost	Fair Value	Unrealized Gain
	(In thousands)
Marketable securities:
Corporate bonds	$48,597	$48,861	$264
U.S. government securities	63,875	64,032	157

	$112,472	$112,893	$421

Maturity information based on fair value is as follows as of December 31, 2019:

	Within one year	After one year through five years	Total
	(In thousands)
Corporate bonds	$4,475	$44,386	$48,861
U.S. government securities	23,780	40,252	64,032

	$28,255	$84,638	$112,893

Amortization and accretion of the original cost of the corporate bonds and U.S. government securities to their outstanding principal amounts is included in interest income on the consolidated statement of operations and comprehensive loss. Amortization, net of accretion, amounted to $0.3 million for the year ended December 31, 2019.

4.	Investment Held to Maturity

The Company has a certificate of deposit in the amount of $2.5 million that matures on September 9, 2020. The investment is recorded at cost and is earning interest at 1.98% per annum.

5.	Property and Equipment

Property and equipment, net consisted of the following as of December 31, 2019 and 2018:

	December 31, 2019	December 31, 2018
	(In thousands)
Computers	$190	$—
Furniture and fixtures	297	—
Leasehold improvements	172	—

	659	—
Less accumulated depreciation and amortization	(13)	—

Total property and equipment, net	$646	$—

NUVATION BIO INC. and Subsidiaries

Notes to Consolidated Financial Statements

5.	Property and Equipment (continued)

The furniture and fixtures and leasehold improvements were not placed in service until January 2020, when the Company assumed occupancy of its permanent office in New York.

Depreciation expense related to property and equipment was $0.01 million for the year ended December 31, 2019. There was no property and equipment as of December 31, 2018 and no depreciation expense for the period ended December 31, 2018.

6.	Accrued Expenses

Accrued expenses consisted of the following:

	December 31, 2019	December 31, 2018
	(In thousands)
Accrued consultant fees	$268	$109
Accrued employee compensation	711	—
Accrued other	184	110

	$1,163	$219

7.	Loan Payable to Stockholder

The founder of the Company loaned the Company $0.6 million in 2018 and an additional $0.03 million in 2019 to fund operations prior to obtaining financing. The Company has repaid the founder in full as of December 31, 2019. The loans were non-interest-bearing and had no fixed repayment terms.

8.	Convertible Debt

The Company received $15 million in cash from the issuance of $15 million convertible promissory notes in 2019. Interest accrued at a rate of 8% per annum. The notes are automatically converted upon the closing of a subsequent Series A Preferred Stock financing into such preferred shares. The number of preferred shares issued to the note holders upon conversion equals the aggregate principal and accrued interest divided by the product of 85% and the price per share paid by the investors in the subsequent closing of Series A Preferred Stock financing. The Company recorded a discount of $2.7 million to the notes and a derivative liability of $2.7 million at issuance representing the value of the conversion option.

In June 2019, the Company closed its Series A Preferred Stock financing and the holders of the convertible promissory notes upon conversion received 22,877,257 shares of Series A Preferred Stock. The discount on the notes totaling $2.7 million was fully accreted on the conversion date and is included in interest expense on the consolidated statements of comprehensive loss. The holders of the convertible promissory notes agreed to forgive all accrued interest totaling $0.2 million which was reported net against interest expense and such amount was not included in the calculation of the number of preferred shares issued on conversion.

9.	Redeemable Series A Convertible Preferred Stock

The Company has 360,500,000 authorized shares of redeemable convertible preferred stock as of December 31, 2019. The redeemable convertible preferred stock is designated as “Series A Preferred Stock”. The Company has issued and outstanding 184,501,999 shares of Series A Preferred Stock as of December 31, 2019. No shares of Series A Preferred Stock were authorized, issued or outstanding in 2018.

NUVATION BIO INC. and Subsidiaries

Notes to Consolidated Financial Statements

9.	Redeemable Series A Convertible Preferred Stock (continued)

As of December 31, 2019, two stockholders and certain other stockholders under common management owned approximately 46% of the outstanding redeemable convertible preferred stock.

The Company classified the redeemable convertible preferred stock outside of stockholders’ deficit because the shares contained certain redemption features that were not solely within the control of the Company. Costs incurred in connection with the issuance of the redeemable convertible preferred stock were recorded as a reduction of the gross proceeds received.

Dividends

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of common stock payable in shares of common stock) unless the holders of the Series A Preferred Stock then outstanding shall simultaneously receive, a dividend on each outstanding share of Series A Preferred Stock in an amount at least equal to the common stock dividend issued.

Preferential Payments to Holders of Series A Preferred Stock

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution, before any payments to the holders of Common Stock, the greater of (i) the Series A original issue price of 0.77138 per share, subject to certain adjustments such as any stock dividends, stock splits or recapitalization with respect to the Series A Preferred Stock, plus any dividends declared but unpaid or (ii) the amount per share as would have been payable had all shares of the Series A Preferred Stock been converted into common stock immediately prior to the event. If upon any such liquidation, dissolution or winding up of the Company, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they shall be entitled, the holders of shares of Series A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares of Series A Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The aggregate liquidation preference to the holders of the Series Preferred Stock is $142.3 million as of the December 31, 2019.

Voting Rights

Holders of Series A Preferred Stock have the right to vote the number of shares equal to the number of whole shares of common stock into which such preferred stock could be converted as of the record date for determining stockholders entitled to vote on such matter.

Optional Conversion

The holders of the Series A Preferred Stock shall have rights to convert each share of Series A Preferred Stock at the option of the holder, at any time and from time to time, and without the payment of additional consideration by the holder, into fully paid shares of common stock at the applicable preferred stock conversion ratio, which is currently one share of common stock for one share of Series A Preferred Stock. The conversion ratio is subject to change upon the issuance of additional shares of common stock or change to the conversion price either higher or lower than the original issuance.

NUVATION BIO INC. and Subsidiaries

Notes to Consolidated Financial Statements

10.	Common Stock

In the event of liquidation, holders of the common stock are entitled to share ratably in all the Company assets, after liquidation preferences of the preferred stock are satisfied.

As of December 31, 2019, two stockholders owned approximately 95% of the outstanding common stock.

The Company and the majority holder of the Company’s common stock entered into a “Stock Restriction Agreement” in June 2019. The Stock Restriction Agreement provides that in the event such holder’s relationship with the Company terminates for any reason and is no longer providing services to the Company, then the Company has the option for a period of 120 days after termination to repurchase a certain number of the common stockholder’s common shares at the lower of the original price paid by the common stock holder or the fair market value of the stock as of the date of repurchase. The number of shares subject to repurchase is reduced each month by 5,154,066 common shares per month and no common shares will be subject to repurchase by June 2022. The repurchase option will lapse upon any of the following (i) a change in control of the Company, (ii) holder’s employment is terminated as result of holder’s death or disability, (iii) holder’s employment is involuntarily terminated without cause, or (iv) holder terminates employment for specified good reasons. As of December 31, 2019, there are 154,621,994 shares of common stock subject to the repurchase option.

Voting

The holders of the common stock are entitled to one vote for each share of common stock held at all meetings of stockholders. There shall be no cumulative voting.

Issuance of Shares for Acquired In-Process Research & Development

The Company issued 13,963,780 shares of common stock with an aggregate fair value of $4.7 million or $0.34 per share in 2019, which represents a portion of the total consideration paid for acquired in-process research development. The fair value of the common stock issued was determined using the Black-Scholes option pricing model to calculate the total value of the Company based on the Series A Preferred Stock transaction and then applied the back-solve method to arrive at the allocated value to the common stock. The resultant common stock value was discounted 40% for lack of marketability. The inputs in the Black-Scholes option-pricing model to determine the fair value is as follows:

Risk-free interest rate	1.52%
Expected volatility	85%
Probability weighted time to exit	4

11.	401(k) Plan

During 2019, the Company initiated and sponsored a 401(k) plan (the “Plan”) covering substantially all employees of the Company. The Plan allows employees to contribute tax deferred salary deductions into the Plan under the provisions of Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). Matching contributions are made by the Company up to a maximum amount of 3% of employee contributions, subject to certain limitations as defined in the Plan. The Company made matching contributions of $0.04 million to the Plan for the year ended December 31, 2019.

NUVATION BIO INC. and Subsidiaries

Notes to Consolidated Financial Statements

12.	Income Taxes

The provision for income tax expense included on the consolidated statements of comprehensive loss for the year ended December 31, 2019 and for the period from March 20, 2018 (inception) to December 31, 2018 consists of the following:

	2019	2018
	(In thousands)
Current tax expense — federal and state	$—	$—
Deferred tax benefit	(9,552)	(194)
Increase in deferred tax valuation allowance	9,552	194

Total tax expense	$—	$—

The components of the net deferred tax asset as of December 31, 2019 and 2018 are as follows:

	2019	2018
	(In thousands)
Deferred tax assets:
Net operating loss carryforwards	$7,248	$—
Research and development tax credits	2,448	66
Capitalized research and development costs	44	—
Deferred start-up costs	100	128
Other	2	—

Total deferred tax assets	9,842	194

Deferred tax liabilities:
Unrealized gain on marketable securities	(92)	—
Other	(4)	—

Total deferred tax liabilities	(96)	—

Valuation allowance	(9,746)	(194)

Net deferred tax assets	$—	$—

A reconciliation between the Company’s effective tax rate and the federal statutory rate for the year ended December 31, 2019 and for the period March 20, 2018 (inception) to December 31, 2018 are as follows:

	2019	2018
Federal statutory rate	(21.00)%	(21.00)%
State income taxes, net of federal benefit	(0.86)%	(5.14)%
Permanent differences	0.02%	0.00%
Other items	0.10%	0.00%
Valuation allowance	21.74%	26.14%

Effective tax rate	0.00%	0.00%

Realization of future tax benefits related to the deferred tax assets is dependent on many factors, including the Company’s ability to generate future taxable income. Management has considered the Company’s history of

NUVATION BIO INC. and Subsidiaries

Notes to Consolidated Financial Statements

12.	Income Taxes (continued)

cumulative net losses incurred since inception and its lack of commercialization of any products or generation of any revenue from product sales since inception and has concluded that it is more likely than not that the Company will not realize the benefits of the deferred tax assets. Accordingly, a full valuation allowance has been established against the deferred tax assets as of December 31, 2019 and 2018.

Cumulative net operating losses available to offset future federal and state taxable income is approximately $33.8 million and $8.5 million respectively. The federal net operating losses may be carried forward indefinitely. The federal and state tax credit carryforwards are approximately $2.4 million and $0.06 million, respectively. The federal research and development credit, and the city and state net operating losses can be carried forward for 20 years and begin to expire in the year 2038. There are no state research and development credits to be carried forward.

Because of the change in ownership provisions within the Internal Revenue Code, the use of a portion of the net operating losses and tax credit carryforwards may be limited in future periods.

As of December 31, 2019 and 2018, the Company had no liability recorded for unrecognized tax benefits.

13.	Commitments and Contingencies

The Company leases its office space under non-cancellable operating lease agreements. This lease also requires the Company to pay real estate taxes and other operational expenses associated with the leased location and is included in rent expense. The effect of graduating rents, net of the rent credits, is being amortized over the life of the lease so as to result in equal monthly rent expense over the lease term. Deferred rent liability of $10,859 as of December 31, 2019 reported in the accompanying consolidated balance sheet represents the cumulative excess of straight-line rental costs due over the actual rental payments.

Future minimum annual lease payments for the year ending after December 31, 2019, are as follows:

(In thousands)
2020	$1,112
2021	1,229
2022	1,013
2023	552
2024	599
Thereafter	1,890

$6,395

Rent expense for the year ended December 31, 2019 and the period March 20, 2018 (inception) to December 31, 2018, was $0.4 million and $0, respectively.

The Company has a standby letter of credit with a bank in the amount of $0.5 million which serves as security for the New York space operating lease. The standby letter of credit automatically renews annually.

Contingencies

From time to time, the Company is involved in routine litigation that arises in the ordinary course of business. There are no pending significant legal proceedings to which the Company is a party, for which management believes the ultimate outcome would have a material adverse effect on the Company’s financial position.

NUVATION BIO INC. and Subsidiaries

Notes to Consolidated Financial Statements

14.	Subsequent Events

Coronavirus

The coronavirus (COVID-19) has had a minimal impact on the operations of the Company through April 29, 2020. Management is unable to estimate the future financial effects, if any, on the Company as a result of COVID-19 because of the high level of uncertainties and unpredictable outcomes of this disease.

Equity Incentive Plan

In January 2020, pursuant to the Company’s 2019 Equity Incentive Plan (the “Plan”), a total of 21,282,570 options to purchase the Company’s common stock were granted to certain employees and members of the Board of Directors. The holders of the options are entitled to purchase common stock from the Company, at a specified exercise price, during a period specified in the applicable equity award agreement. The vesting and any restrictions are determined at the discretion of the Company’s Board of Directors. The exercise price of each option shall not be less than 100% of the fair market value of the share of common stock on the date of grant and the term of the option shall not be greater than ten years. The number of shares reserved for issuance under the Plan is 53,731,565 shares of common stock. The Company generally grants stock-based awards with service conditions only. Options granted under the Plan generally vest over four years and expire after ten years.

The Company’s Board of Directors approved a Long-Term Incentive Plan (the “LTIP”) on October 5, 2020. Under the LTIP, any stock options granted to employees will vest based on achievements of certain performance goals in multiple categories such as the Company’s market capitalization, and clinical and regulatory milestones. The vesting periods for stock options granted under the LTIP ranges from 3 years to 5 years. On October 5, 2020, the Company’s Board of Directors approved a total of 19,369,749 stock options to be granted to employees under the LTIP.

Issuance of Redeemable Series A Convertible Preferred Stock

In October 2020, the Company received gross cash proceeds of $135.7 million from the issuance of 175,884,898 shares of Redeemable Series A Convertible Preferred Stock.

Plan of Merger

On October 20, 2020, the Company entered into an agreement and plan of merger with Panacea Acquisition Corp. (“Panacea”). Panacea is a special purpose acquisition company whose shares are publicly listed. Upon closing of the transaction, Panacea will be renamed Nuvation Bio Inc. with its Class A common stock expected to remain publicly listed.

NUVATION BIO INC. and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands, except share and per share data)

	September 30, 2020 (Unaudited)	December 31, 2019
Assets
Current assets:
Cash and cash equivalents	$8,322	$3,469
Prepaid expenses	520	187
Marketable securities available-for-sale, at fair value	88,375	112,893
Investments to be held to maturity, at cost	—	2,508
Interest receivable on marketable securities	438	828
Deferred financing costs	658	—

Total current assets	98,313	119,885
Property and equipment, net	688	646
Other assets:
Lease security deposit	421	421

Total assets	$99,422	$120,952

Liabilities, redeemable convertible preferred stock, and stockholders’ deficit Current liabilities:
Accounts payable	$4,344	$2,030
Accrued expenses	2,586	1,163
Preferred stock subscription received in advance	500	—
Deferred rent	—	11

Total current liabilities	7,430	3,204
Deferred rent — non current	146	—

Total liabilities	7,576	3,204

Commitments and contingencies (Note 13)
Redeemable Series A convertible preferred stock, $0.0001 par value per share; 360,500,000 shares authorized and 184,501,999 shares issued and outstanding as of September 30, 2020 and December 31, 2019, respectively (liquidation preference of $142.3 million)	141,864	141,864
Stockholders’ deficit
Common stock, $0.0001 par value per share; 880,000,000 shares authorized; 400,000,000 shares issued and outstanding as of September 30, 2020 and December 31, 2019, respectively	10,836	9,759
Accumulated deficit	(62,675)	(34,296)
Accumulated other comprehensive income	1,821	421

Total stockholders’ deficit	(50,018)	(24,116)

Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$99,422	$120,952

See accompanying notes to the condensed consolidated financial statements.

NUVATION BIO INC. and Subsidiaries

Condensed Consolidated Statements of Operations and Comprehensive Loss (unaudited)

(In thousands, except share and per share data)

For the Nine Months Ended September 30,	2020	2019
Operating expenses:
Research and development	$23,267	$16,306
General and administrative	6,516	5,172

Total operating expenses	29,783	21,478

Loss from operations	(29,783)	(21,478)

Other income (expense):
Interest income	1,486	654
Investment advisory fees	(168)	(70)
Realized loss on marketable securities	86	11
Interest expense	—	(2,658)

Total other income (expense)	1,404	(2,063)

Loss before income taxes	(28,379)	(23,541)
Provision for income taxes	—	—

Net loss	$(28,379)	$(23,541)

Net loss per share attributable to common stockholders, basic and dilutive	$(0.11)	$(0.12)

Weighted average common shares outstanding, basic and diluted	268,251,587	196,440,435

Comprehensive loss:
Net loss	$(28,379)	$(23,541)
Other comprehensive income, net of taxes:
Change in unrealized gain on available-for-sale securities	1,400	375

Comprehensive loss	$(26,979)	$(23,166)

See accompanying notes to the condensed consolidated financial statements.

NUVATION BIO INC. and Subsidiaries

Condensed Consolidated Statement of Changes in Redeemable Series A

Convertible Preferred Stock and Stockholders’ Deficit (unaudited)

(In thousands, except share data)

For the Nine Months Ended September 30, 2020 and 2019

	Redeemable Series A Convertible Preferred Stock		Common Stock		Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance, at December 31, 2018 (a)	—	$—	110,000,000	$—	$(744)	$—	$(744)
Issuance of shares	—	—	276,036,220	5,011	—	—	5,011
Issuance of shares for purchase of in-process research and development	—	—	13,963,780	4,748	—	—	4,748
Issuance of shares (net of $457 in issuance costs)	160,652,458	123,467	—	—	—	—	—
Issuance of shares on conversion of convertible debt	22,877,257	17,647	—	—	—	—	—
Net loss	—	—	—	—	(23,541)	—	(23,541)
Other comprehensive income						375	375

Balance, September 30, 2019	183,529,715	$141,114	400,000,000	$9,759	$(24,285)	$375	$(14,151)

(a) In February 2019, the Company effected an eleven for one common stock split. All share information has been retroactively adjusted to reflect the stock split
Balance, at December 31, 2019	184,501,999	$141,864	400,000,000	$9,759	$(34,296)	$421	$(24,116)
Stock-based compensation	—	—	—	1,077	—	—	1,077
Net loss	—	—	—	—	(28,379)	—	(28,379)
Other comprehensive income	—	—	—	—	—	1,400	1,400

Balance, September 30, 2020	184,501,999	$141,864	400,000,000	$10,836	$(62,675)	$1,821	$(50,018)

See accompanying notes to the condensed consolidated financial statements.

NUVATION BIO INC. and Subsidiaries

Condensed Consolidated Statements of Cash Flows (unaudited)

(In thousands)

For the Nine Months Ended September 30,	2020	2019
Cash flows from operating activities:
Net loss	$(28,379)	$(23,541)
Adjustments to reconcile net loss to net cash used in operating activities:
Issuance of common stock for in-process research and development expense	—	4,748
Stock-based compensation	1,077	—
Non-cash interest expense	—	2,658
Depreciation and amortization	76	5
Amortization of premium on marketable securities	449	126
Realized loss on marketable securities	(86)	(11)
Change in operating assets and liabilities
Prepaid expenses	(333)	(112)
Interest receivable on marketable securities	390	(613)
Accounts payable	1,700	933
Payment of lease security deposit	—	(421)
Accrued expenses	1,379	1,192
Deferred rent	135	—

Net cash used in operating activities	(23,592)	(15,036)

Cash flow from investing activities:
Purchases of marketable securities	(7,233)	(138,581)
Proceeds from sale of marketable securities	32,788	18,312
Purchase of investment to be held to maturity	2,508	(2,500)
Purchases of property and equipment	(118)	(321)

Net cash provided by investing activities	27,945	(123,090)

Cash flow from financing activities:
Proceeds from convertible debt	—	14,989
Proceeds from issuance of preferred stock net of issuance costs	—	123,467
Proceeds from issuance of common stock	—	5,011
Proceeds of loan payable to stockholder	—	30
Repayment of loan payable to stockholder	—	(385)
Proceeds received in advance for preferred stock subscriptions	500	750

Net cash provided by financing activities	500	143,862

Net increase in cash and cash equivalents	4,853	5,736
Cash and cash equivalents, beginning of the year	3,469	138

Cash and cash equivalents, end of the period	$8,322	$5,874

Non-cash financing activities:
Deferred financing costs in accounts payable	$614	—
Deferred financing costs in accrued expenses	$44	—
Issuance of preferred shares on conversion of convertible debt	$—	$17,647
Issuance of common stock for in-process research and development	$—	$4,748

See accompanying notes to the condensed consolidated financial statements.

NUVATION BIO INC. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

1.	Nature of Operations

Nuvation Bio Inc. and subsidiaries (the “Company”), formerly known as Repharmation, Inc., a Delaware Limited Corporation, is a privately held biotechnology company currently operating on development activities on unmet needs in oncology. The Company was incorporated on March 20, 2018 (inception date). The Company has offices in New York and San Francisco. The Company’s two subsidiaries are dormant and have no operations during the periods.

2.	Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and follow the requirement of the Securities and Exchange Commission (“SEC”) for interim reporting. As permitted under those rules, certain footnotes or other financial information that are normally required by U.S. GAAP can be condensed or omitted. These unaudited condensed consolidated financial statements have been prepared on the same basis as the Company’s annual consolidated financial statements and, in the opinion of management, reflect all adjustments necessary for the fair presentation of the Company’s financial position for the periods presented. From its inception, the Company has devoted substantially all of its efforts to business planning, engaging consultants, acquiring and discovering its assets, and raising capital. The results of operations for the nine months ended September 30, 2020 are not necessarily indicative of the results to be expected for the full year. The accompanying unaudited condensed consolidated financial statements and notes thereto should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2019.

Principles of Consolidation

The condensed consolidated financial statements include the balances of the Company and its subsidiaries. All intercompany transactions and balances are eliminated in consolidation.

Liquidity

As of September 30, 2020, the Company has an accumulated deficit of approximately $62.7 million and net cash used in operating activities was approximately $23.6 million during the nine months ended September 30, 2020. Management expects to continue to incur operating losses and negative cash flows from operations. The Company has financed its operations to date from proceeds from issuance of convertible debt, preferred stock, and common stock.

As of September 30, 2020, the Company had cash, cash equivalents, and marketable securities of $96.7 million. The Company believes that its existing cash, cash equivalents, and marketable securities will be sufficient to meet its cash commitments for at least the next 12 months after the date that these condensed consolidated financial statements are issued. The development activities can be costly and the timing and outcomes are uncertain. The assumptions upon which the Company has based its estimates are routinely evaluated and may be subject to change. The actual amount of the Company’s expenditures will vary depending upon a number of factors including but not limited to the progress of the Company’s research and development activities, the infrastructure to support a commercial enterprise, and the level of financial resources available.

The Company will need to raise additional capital in order to continue to fund operations. The Company believes that it will be able to obtain additional working capital through equity financings or other arrangements to fund future operations; however, there can be no assurance that such additional financing, if available, can be obtained on terms acceptable to the Company.

NUVATION BIO INC. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

2.	Significant Accounting Policies (continued)

Significant Risks and Uncertainties

The Company’s operations are subject to a number of factors that can affect its operating results and financial condition. Such factors include, but are not limited to: the results of research and development, clinical testing and trial activities of the Company’s products, the Company’s ability to obtain regulatory approval to market its products, competition from products manufactured and sold or being developed by other companies, the price of, and demand for, Company’s products, the Company’s ability to negotiate favorable licensing or other manufacturing and marketing agreements for its products, and the Company’s ability to raise capital.

The Company currently has no commercially approved products and there can be no assurance that the Company’s research and development will be successfully commercialized. Developing and commercializing a product requires significant time and capital and is subject to regulatory review and approval as well as competition from other biotechnology and pharmaceutical companies. The Company operates in an environment of rapid change and is dependent upon the continued services of its employees and vendors and obtaining and protecting intellectual property.

The COVID-19 pandemic has not had a material adverse impact on the Company’s operations to date, this disruption, if sustained or recurrent, could have a material adverse effect on the Company’s operating results, its ability to raise capital needed to develop and commercialize products and the Company’s overall financial condition.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the year. Accordingly, actual results could differ from those estimates and those differences could be significant. Significant estimates and assumptions reflected in the accompanying condensed consolidated financial statements include, but are not limited to, the fair value of in-process research and development acquired and stock options granted, and depreciation expense.

Cash and Cash Equivalents

Cash equivalents include short-term, highly liquid instruments, consisting of money market accounts, a money market mutual fund and short-term investments with maturities from the date of purchase of 90 days or less. The majority of cash and cash equivalents are maintained with major financial institutions in North America. Deposits with these financial institutions may exceed the amount of insurance provided on such deposits. These deposits may be redeemed upon demand with reduces counterparty performance risk.

Investment Securities

Debt securities have been classified into either of the following two categories:

•

Available-for-sale — securities which may be sold before maturity or are not classified as held to maturity or trading. Marketable debt securities classified as available-for-sale are carried at fair value with unrealized gains or losses reported in other comprehensive income (loss).

•	Held to maturity — securities which are held to maturity and which management has the positive intent and ability to hold them to maturity. These securities are carried at amortized cost.

NUVATION BIO INC. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

2.	Significant Accounting Policies (continued)

Investment Securities (continued)

Management evaluates individual securities for other than temporary impairment at year end. For securities in an unrealized loss positions, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assess whether it intends to sell, or it is more likely that not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. For cost-method securities which management has not estimated the fair value, management evaluates whether an event or change in circumstance has occurred that may have a significant adverse effect on the fair value of the investment. If management determines there is an any other than temporary impairment, the entire difference between amortized cost and fair value is recognized as impairment through earnings.

Interest income includes amortization and accretion of purchase premium and discount. Premiums and discounts on debt securities are amortized on the effective-interest method. Gains and loss on sales are recorded on the settlement date and determined using the specific identification method.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash, cash equivalents and marketable securities. The Company maintains its cash and cash equivalent balances in the form of business checking accounts and money market accounts, the balances of which, at times, may exceed federally insured limits. Exposure to cash and cash equivalents credit risk is reduced by placing such deposits with major financial institutions and monitoring their credit ratings. Marketable securities consist primarily of corporate bonds, with fixed interest rates. Exposure to credit risk of marketable securities is reduced by maintaining a diverse portfolio and monitoring their credit ratings.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Property and equipment is depreciated using the straight-line method over the estimated useful lives of the related assets of generally five years for computers and seven years for furniture and equipment. The cost of leasehold improvements is amortized over the lesser of the estimated asset life or remaining term of the lease. Maintenance costs are expensed as incurred, while major betterments are capitalized. Depreciation is not recorded on idle property and equipment.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and an impairment assessment may be performed may be performed on the recoverability or the carrying amounts. If an impairment occurs, the loss is measured by comparing the fair value of the asset to its carrying amount.

Deferred Financing Costs

Costs incurred in advance related to the plan of merger as described in note 15 below are recorded as deferred financing costs on the balance sheet.

NUVATION BIO INC. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

2.	Significant Accounting Policies (continued)

Net Loss per Share Attributable to Common Stockholders

The Company uses the two-class method of reporting earnings per share as the Redeemable Series A Convertible Preferred Stock is a participating security, however they do not share in losses and therefore the reported net losses have not been allocated to the preferred stock. Basic loss per share is computed by dividing net loss by the weighted-average number of shares of common stock outstanding excluding shares of common stock subject to repurchase for the period. The number of common stock shares subject to repurchase was determined prospectively from the date of the “Stock Restriction Agreement”, as described below. Diluted loss per share reflects the potential dilution that could occur if the stock options to issue common stock were exercised. The Company had a net loss in all periods presented thus the dilutive net loss per common share is the same as the basic net loss per common share as the effect of any options or conversions is anti-dilutive.

The following securities outstanding at September 30, 2020 and 2019 have been excluded from the calculation of weighted average shares outstanding:

	Nine Months Ended September 30,
	2020	2019
Redeemable Series A convertible preferred stock shares	184,501,999	183,529,715
Common stock shares subject to repurchase	108,235,396	170,084,194
Common stock options	19,631,649	—

Segment Information

The Company manages its operations as a single segment for the purposes of assessing performance and making operating decisions. The Company’s operations is focused on o ncology development activities.

Research and Development Costs

Costs incurred in connection with research and development activities are expenses as incurred. These costs include fees paid to consultants, vendors and various entities that perform certain research and testing on behalf of the Company.

In addition, the Company entered into asset acquisition agreements to acquire certain assets for $5.0 million cash and $4.7 million in common stock for a total amount of $9.7 million for the nine months ended September 30, 2019. These transactions were recorded as an asset acquisition. The aggregate purchase price is included in research and development expense for the nine months ended September 30, 2019, as the assets purchased are for use in research and development projects and have no alternative future uses.

Stock-based Compensation

The Company recognizes compensation cost for grants of employee stock options using a fair-value measurement method, that is recognized in operating results as compensation expense based on fair value over the requisite service period of the awards. The Company determines the fair value of stock-based awards using the Black-Scholes option-pricing model which uses both historical and current market data to estimate fair value. The method incorporates various assumptions such as the risk-free interest rate, volatility, dividend yield, and expected life of the options. Forfeitures are recorded as they occur instead of estimating forfeitures that are expected to occur.

NUVATION BIO INC. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

2.	Significant Accounting Policies (continued)

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in the Company’s tax returns. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the years in which they are expected to affect taxable income. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense.

The Company uses a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax positions taken, or expected to be taken, in a tax return. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate. The Company’s policy is to record interest and penalties related to income taxes as part of the tax provision. Returns for tax years beginning with those filed for the period ended December 31, 2018 are open to federal and state tax examination.

Accounting Pronouncements Not Yet Adopted

In February 2016, the Financial Accounting Standards Board (“ FASB”) issued ASU No. 2016-02, Leases. Subsequently, the FASB issued ASU 2019-10 and then ASU 2020-05, both of which adjusted the effective date of ASU 2016-02 for non-public entities. The accounting standard is effective for non-public entities for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. The new standard establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of operations. A modified retrospective transition approach is required at the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is currently evaluating the impact of the pending adoption of the new standard on the Company’s consolidated financial statements.

3.	Fair Value Measurements and Marketable Securities Available-for-Sale

The Company provides disclosure of financial assets and financial liabilities that are carried at fair value based on the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements may be classified based on the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities using the following three levels:

Level 1 — Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 — Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.) and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

NUVATION BIO INC. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

3.	Fair Value Measurements and Marketable Securities Available-for-Sale (continued)

Level 3 — Unobservable inputs that reflect the Company’s estimates of the assumptions that market participants would use in pricing the asset or liability. The Company develops these inputs based on the best information available, including its own data.

The following table presents information about the Company’s marketable securities as of September 30, 2020 and December 31, 2019, measured at fair value on a recurring basis, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. There have not been any transfers between the levels during the periods.

	September 30, 2020
	Total	Level 1	Level 2	Level 3
		(In thousands)
Marketable securities	$88,375	$—	$88,375	$—

	December 31, 2019
	Total	Level 1	Level 2	Level 3
		(In thousands)
Marketable securities	$112,893	$—	$112,893	$—

Marketable securities consist of U.S. government debt and corporate bond securities. Based on the Company’s intentions regarding its marketable securities, all marketable securities are classified as available-for-sale and are carried at fair value based on the price that would be received upon sale of the security. The following table provides the cost, aggregate fair value and unrealized gains of marketable securities available-for-sale as of September 30, 2020 and December 31, 2019:

	September 30, 2020
	Amortized Cost	Fair Value	Unrealized Gain
		(In thousands)
Marketable securities:
U.S. government securities	$46,924	$47,827	$903
Corporate bonds	39,630	40,548	918

	$86,554	$88,375	$1,821

	December 31, 2019
	Amortized Cost	Fair Value	Unrealized Gain
		(In thousands)
Marketable securities:
U.S. government securities	$63,875	$64,032	$157
Corporate bonds	48,597	48,861	264

	$112,472	$112,893	$421

NUVATION BIO INC. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

3.	Fair Value Measurements and Marketable Securities Available-for-Sale (continued)

Maturity information based on fair value is as follows as of September 30, 2020:

	Within one year	After one year through five years	Total
		(In thousands)
U.S. government securities	$21,680	$26,147	$47,827
Corporate bonds	13,922	26,626	40,548

	$35,602	$52,773	$88,375

Amortization and accretion of the original cost of the corporate bonds and U.S. government securities to their outstanding principal amounts is included in interest income on the condensed consolidated statement of operations and comprehensive loss. Amortization, net of accretion, amounted to $0.4 million and $0.1 million for the nine months ended September 30, 2020 and 2019, respectively.

4.	Investment Held to Maturity

The Company had a certificate of deposit that matured on September 9, 2020. The investment is recorded at cost including credited interest at 1.98% per annum.

5.	Property and Equipment

Property and equipment, net consisted of the following:

	September 30, 2020	December 31, 2019
	(In thousands)
Computers	$221	$190
Furniture and fixtures	312	297
Leasehold improvements	244	172

	777	659
Less accumulated depreciation and amortization	(89)	(13)

Total property and equipment, net	$688	$646

Depreciation expense related to property and equipment was $0.08 million and $0.01 million for the nine months ended September 30, 2020 and 2019, respectively.

6.	Accrued Expenses

Accrued expenses consisted of the following:

	September 30, 2020	December 31, 2019
	(In thousands)
Accrued consultant fees	$601	$268
Accrued employee compensation	1,700	711
Accrued other	285	184

	$2,586	$1,163

NUVATION BIO INC. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

7.	Loan Payable to Stockholder

The founder of the Company loaned the Company $0.6 million in 2018 and an additional $0.03 million in 2019 to fund operations prior to obtaining financing. The Company has repaid the founder in full as of December 31, 2019. The loans were non-interest-bearing and had no fixed repayment terms.

8.	Convertible Debt

The Company received $15 million in cash from the issuance of $15 million convertible promissory notes during the nine months ended September 30, 2019. Interest accrued at a rate of 8% per annum. The notes are automatically converted upon the closing of a subsequent Series A Preferred Stock financing into such preferred shares. The number of preferred shares issued to the note holders upon conversion equals the aggregate principal and accrued interest divided by the product of 85% and the price per share paid by the investors in the subsequent Series A Preferred Stock. The Company recorded a discount of $2.7 million to the notes and a derivative liability of $2.7 million at issuance representing the value of the conversion option.

In June 2019, the Company closed on the Series A Preferred Stock financing and the holders of the convertible promissory notes upon conversion received 22,877,257 shares of Series A Preferred Stock. The discount on the notes totaling $2.7 million was fully accreted on the conversion date and is included in interest expense on the condensed consolidated statements of operations and comprehensive loss for the nine months ended September 30, 2019. The holders of the convertible promissory notes agreed to forgive all accrued interest totaling $0.2 million which was reported net against interest expense and such amount was not included in the calculation of the number of preferred shares issued on conversion.

9.	Redeemable Series A Convertible Preferred Stock

As of September 30, 2020, two stockholders and certain other stockholders under common management owned approximately 46% of the outstanding preferred stock.

The Company classified the redeemable convertible preferred stock outside of stockholders’ deficit because the shares contained certain redemption features that were not solely within the control of the Company. Costs incurred in connection with the issuance of the redeemable convertible preferred stock were recorded as a reduction of the gross proceeds received.

Dividends

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of common stock payable in shares of common stock) unless the holders of the Series A Preferred Stock then outstanding shall simultaneously receive, a dividend on each outstanding share of Series A Preferred Stock in an amount at least equal to the common stock dividend issued.

Preferential Payments to Holders of Series A Preferred Stock

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution, before any payments to the holders of Common Stock, the greater of (i) the Series A original issue price of 0.77138 per share, subject to certain adjustments such as any stock

NUVATION BIO INC. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

9.	Redeemable Series A Convertible Preferred Stock (continued)

Preferential Payments to Holders of Series A Preferred Stock (continued)

dividends, stock splits or recapitalization with respect to the Series A Preferred Stock, plus any dividends declared but unpaid or (ii) the amount per share as would have been payable had all shares of the Series A Preferred Stock been converted into common stock immediately prior to the event. If upon any such liquidation, dissolution or winding up of the Company, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they shall be entitled, the holders of shares of Series A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares of Series A Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Voting Rights

Holders of Series A Preferred Stock have the right to vote the number of shares equal to the number of whole shares of common stock into which such preferred stock could be converted as of the record date for determining stockholders entitled to vote on such matter.

Optional Conversion

The holders of the Series A Preferred Stock shall have rights to convert each share of Series A Preferred Stock at the option of the holder, at any time and from time to time, and without the payment of additional consideration by the holder, into fully paid shares of common stock at the applicable preferred stock conversion ratio, which is currently one share of common stock for one share of Series A Preferred Stock. The conversion ratio is subject to change upon the issuance of additional shares of common stock or change to the conversion price either higher or lower than the original issuance.

10.	Common Stock

In the event of liquidation, holders of the common stock are entitled to share ratably in all the Company assets, after liquidation preferences of the preferred stock are satisfied.

As of September 30, 2020, two stockholders owned approximately 70% and 25%, respectively, of the outstanding common stock.

The Company and the majority holder of the Company’s common stock entered into a “Stock Restriction Agreement” in June 2019. The Stock Restriction Agreement provides that in the event such holder’s relationship with the Company terminates for any reason and is no longer providing services to the Company, then the Company has the option for a period of 120 days after termination to repurchase a certain number of the common stockholder’s common shares at the lower of the original price paid by the common stock holder or the fair market value of the stock as of the date of repurchase. The number of shares subject to repurchase is reduced each month by 5,154,066 common shares per month and no common shares will be subject to repurchase by June 2022. The repurchase option will lapse upon any of the following (i) a change in control of the Company, (ii) holder’s employment is terminated as result of holder’s death or disability, (iii) holder’s employment is involuntarily terminated without cause, or (iv) holder terminates employment for specified good reasons. As of September 30, 2020, there are 108,235,396 shares of common stock subject to the repurchase option.

NUVATION BIO INC. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

10.	Common Stock (continued)

Voting

The holders of the common stock are entitled to one vote for each share of common stock held at all meetings of stockholders. There shall be no cumulative voting.

Issuance of Shares for Acquired In-Process Research & Development

The Company issued 13,963,780 shares of common stock with an aggregate fair value of $4.7 million or $0.34 per share during the nine months ended September 2019, which represents a portion of the total consideration paid for acquired in-process research development. The fair value of the common stock issued was determined using the Black-Sholes option pricing model to calculate the total value of the Company based on the Series A Preferred Stock transaction and then applied the back-solve method to arrive at the allocated value to the common stock. The resultant common stock value was discounted 40% for lack of marketability. The inputs in the Black-Scholes option-pricing model to determine the fair value is as follows:

Risk-free interest rate	1.52%
Expected volatility	85%
Probability weighted time to exit	4

11.	Other Comprehensive Income

The following table presents a rollforward of the changes in accumulated other comprehensive income for the nine months ended September 30, 2020 and 2019 which is all attributable to unrealized gains on available-for-sale securities. All amounts are net of tax.

	2020	2019
Balance at beginning of period	$421	—
Unrealized gain	1,486	386
Amount reclassified for losses included in realized loss on marketable securities	(86)	(11)

Balance at September 30, 2020	$1,821	$375

NUVATION BIO INC. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

12.	Stock-Based Compensation

In March 2019, the Company adopted the 2019 Equity Incentive Plan (as subsequently amended and restated, the “Plan”), which provides for the grant of options, stock appreciation rights, restricted stock and other stock awards. The number of shares reserved for issuance under the Plan is 53,731,565 shares of common stock. The holders of granted options are entitled to purchase common stock from the Company, at a specified exercise price, during a period specified in the applicable equity award agreement. The vesting and any restrictions are determined at the discretion of the Company’s Board of Directors. The exercise price of each option shall not be less than 100% of the fair market value of the share of common stock on the date of grant and the term of the option shall not be greater than ten years. The Company generally grants stock-based awards with service conditions only. Options granted under the Plan generally vest over four years and expire after ten years. Stock option activity for employees and members of the Company’s Board of Directors for the nine months ended September 30, 2020 is as follows:

	Shares Issuable Pursuant to Stock Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)
Outstanding December 31, 2019	—	$—	—
Granted	25,148,570	0.34
Forfeited	(5,516,921)	0.34

Outstanding September 30, 2020	19,631,649	0.34	9.41

Exercisable September 30, 2020	4,107,640	0.34	9.33
Available for future grant	34,099,916

The weighted average grant-date fair value of stock options outstanding on September 30, 2020 was $0.24 per share. Total unrecognized compensation costs related to non-vested stock options at September 30, 2020 was $3.7 million and is expected to be recognized within future operating results over a weighted-average period of 3.06 years.

For stock options granted during the nine months ended September 30, 2020, the inputs in the Black-Scholes option-pricing model to determine the fair value is as follows:

Exercise price	$0.34
Risk-free interest rate	0.37% - 1.64%
Expected volatility	85%
Expected term in years	6.08 - 6.25
Dividend yield	0%

As a private company, the Company lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies. The expected term of the Company’s options has been determined utilizing the “simplified” method. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Dividend yield is based on the expectation that the Company will not pay any cash dividends in the foreseeable future.

NUVATION BIO INC. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

12.	Stock-Based Compensation (continued)

The stock-based compensation expense included in the Company’s condensed consolidated statement of operations and comprehensive loss for the nine months ended September 30, 2020 is as follows (In thousands):

Research and development	$866
General and administrative	211

$1,077

There was no reported stock-based compensation expense for the nine months ended September 30, 2019 as no stock options were granted prior to 2020.

13.	401(k) Plan

The Company sponsors a 401(k) plan (the “Plan”) covering substantially all employees of the Company. The Plan allows employees to contribute tax deferred salary deductions into the Plan under the provisions of Section 401(k) of the Internal Revenue Code. Matching contributions are made by the Company up to a maximum amount of 3% of employee contributions, subject to certain limitations as defined in the Plan. The Company made matching contributions of $0.11 million for the nine months ended September 30, 2020. There were no contributions for the nine months ended September 30, 2019.

14.	Commitments and Contingencies

Commitments

The Company leases its office space under non-cancellable operating lease agreements. This lease also requires the Company to pay real estate taxes and other operational expenses associated with the leased location and is included in rent expense. The effect of graduating rents, net of the rent credits, is being amortized over the life of the lease so as to result in equal monthly rent expense over the lease term. Deferred rent liability reported in the accompanying condensed consolidated balance sheets represents the cumulative excess of straight-line rental costs over the actual rental payments.

Future minimum lease payments under the operating leases as of September 30, 2020, are as follows:

Year ending December 31,
(In thousands)
2020 (remaining three months)	$303
2021	1,229
2022	1,013
2023	552
2024	599
Thereafter	1,326

$5,022

Rent expense was $0.95 million and $0.21 million for the nine months ended September 30, 2020 and 2019, respectively.

The Company has a standby letter of credit with a bank in the amount of $0.5 million which serves as security for the New York space operating lease. The standby letter of credit automatically renews annually.

NUVATION BIO INC. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

14.	Commitments and Contingencies (continued)

Contingencies

From time to time, the Company is involved in routine litigation that arises in the ordinary course of business. There are no pending significant legal proceedings to which the Company is a party, for which management believes the ultimate outcome would have a material adverse effect on the Company’s financial position.

15.	Subsequent Events

In October 2020, the Company received gross cash proceeds of $135.7 million from the issuance of 175,884,898 shares of Redeemable Series A Convertible Preferred Stock.

The Company’s Board of Directors approved a Long-Term Incentive Plan (the “LTIP”) on October 5, 2020. Under the LTIP, any stock options granted to employees will vest based on achievements of certain performance goals in multiple categories such as the Company’s market capitalization, and clinical and regulatory milestones. The vesting periods for stock options granted under the LTIP ranges from 3 years to 5 years. On October 5, 2020, the Company’s Board of Directors approved a total of 19,369,749 stock options to be granted to employees under the LTIP.

On October 20, 2020, the Company entered into an agreement and plan of merger with Panacea Acquisition Corp. (“Panacea”). Panacea is a special purpose acquisition company whose shares are publicly listed. Upon closing of the transaction, Panacea will be renamed Nuvation Bio Inc. with its Class A common stock expected to remain publicly listed.

On November 20, 2020, the Company amended its certificate of incorporation authorizing the issuance of three classes of stock designated as “Class A Common Stock”, “Class B Common Stock” and “Preferred Stock”, respectively. The total number of shares of all classes of stock which the Company shall have authority to issue is 1,534,594,678 comprised of (i) 880,000,000 shares of Class A Common Stock, $0.0001 par value per share (“Class A Common Stock”), (ii) 294,094,678 shares of Class B Common Stock, $0.0001 par value per share (“Class B Common Stock”) and (iii) 360,500,000 shares of Preferred Stock, $0.0001 par value per share (’Preferred Stock”) further designated as “Series A Preferred Stock”. Holders of Class A Common Stock are entitled to one vote for each share held and holders of Class B Common Stock are entitled to ten votes for each share held.

As a result of the amended certificate of incorporation, each share of common stock issued and outstanding prior to the amendment was automatically reclassified and became one issued and fully paid share of Class A Common Stock. Immediately following the reclassification, the Company’s founder (“Founder”) exchanged 281,130,898 shares of the newly classified Class A Common Stock and 12,963,780 shares of Series A Preferred Stock owned into 294,094,678 shares of newly issued Class B Common Stock. The terms of the Stock Restriction Agreement, as discussed above, continues to apply to an equal number of shares Class B Common Stock.

The holders of Class B Common Stock have the option to convert each share into one fully paid share of Class A Common Stock at any time. Upon the earlier of the date (i) the Founder of the Company owns in aggregate fewer than 220,571,000 shares of Class B Common Stock, (ii) the Founder no longer serves as the Company’s Chief Executive Office or (iii) the Founder’s death or disability, each share of Common B Common Stock shall automatically convert to one fully paid share of Class A Common Stock and the Company shall not issue any

NUVATION BIO INC. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

15.	Subsequent Events (continued)

additional shares of Class B Common Stock. Each share of Class B Common Stock shall automatically convert into one paid share of Class A Common Stock upon any sale or disposition of a share of Class B Common Stock.

The total issued and outstanding shares after the share recapitalization is as follows: (i) 118,869,102 shares of Class A Common Stock, (ii) 294,094,678 shares of Class B Common Stock, and (iii) 347,423,117 shares of Series A Preferred Stock.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of

Panacea Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Panacea Acquisition Corp. (the “Company”) as of May 7, 2020, the related statements of operations, changes in stockholders’ equity and cash flows for the period from April 24, 2020 (inception) through May 7, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of May 7, 2020, and the results of its operations and its cash flows for the period from April 24, 2020 (inception) through May 7, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2020.

New York, New York

June 12, 2020

PANACEA ACQUISITION CORP.

BALANCE SHEET

MAY 7, 2020

ASSETS
Deferred offering costs	$96,115

Total Assets	$96,115

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accrued expenses	$1,000
Accrued offering costs	71,115

Total Current Liabilities	72,115

Commitments
Stockholders’ Equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—
Class A common stock, $0.0001 par value; 75,000,000 shares authorized; none issued and outstanding	—
Class B common stock, $0.0001 par value; 10,000,000 shares authorized; 3,593,750 shares issued and outstanding(1)	359
Additional paid-in capital	24,641
Accumulated deficit	(1,000)

Total Stockholders’ Equity	24,000

Total Liabilities and Stockholders’ Equity	$96,115

(1)	Includes up to 468,750 shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (see Note 5).

The accompanying notes are an integral part of these financial statements.

PANACEA ACQUISITION CORP.

STATEMENT OF OPERATIONS

FOR THE PERIOD FROM APRIL 24, 2020 (INCEPTION) THROUGH MAY 7, 2020

Formation costs	$(1,000)

Net Loss	$(1,000)

Weighted average shares outstanding, basic and diluted(1)	3,125,000

Basic and diluted net loss per share	$(0.00)

(1)	Excludes up to 468,750 shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (see Note 5).

The accompanying notes are an integral part of these financial statements.

PANACEA ACQUISITION CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE PERIOD FROM APRIL 24, 2020 (INCEPTION) THROUGH MAY 7, 2020

	Class B Common Stock(1)		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
Balance — April 24, 2020 (inception)	—	$—	$—	$—	$—
Issuance of Class B common stock to initial stockholders(1)	3,593,750	359	24,641	—	25,000
Net loss	—	—	—	(1,000)	(1,000)

Balance — May 7, 2020	3,593,750	$359	$24,641	$(1,000)	$24,000

(1)	Includes up to 468,750 shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (see Note 5).

The accompanying notes are an integral part of these financial statements.

PANACEA ACQUISITION CORP.

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM APRIL 24, 2020 (INCEPTION) THROUGH MAY 7, 2020

Cash Flows from Operating Activities
Net loss	$(1,000)
Changes in operating assets and liabilities:
Accrued expenses	1,000

Net cash used in operating activities	—

Net Change in Cash	—
Cash — beginning of the period	—

Cash — end of the period	$—

Supplemental disclosure of non-cash investing and financing activities:
Offering costs included in accrued offering costs	$71,115

Deferred offering costs paid directly by initial stockholders in exchange for the issuance of Class B common stock	$25,000

The accompanying notes are an integral part of these financial statements.

PANACEA ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations

Panacea Acquisition Corp. (the “Company”) was incorporated in Delaware on April 24, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of May 7, 2020, the Company had not commenced any operations. All activity for the period from April 24, 2020 (inception) through May 7, 2020 relates to the Company’s formation and the proposed initial public offering (“Proposed Public Offering”), which is described below. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Proposed Public Offering. The Company has selected December 31 as its fiscal year end.

The Company’s ability to commence operations is contingent upon obtaining adequate financial resources through the Proposed Public Offering of 12,500,000 units (the “Units” and, with respect to the shares of Class A common stock included in the Units being offered, the “Public Shares”) at $10.00 per Unit (or 14,375,000 Units if the underwriters’ over-allotment option is exercised in full), which is discussed in Note 3, and the sale of 450,000 units (each, a “Private Placement Unit” and collectively, the “Private Placement Units”) at a price of $10.00 per Private Placement Unit in a private placement to EcoR1 Panacea Holdings, LLC, a Delaware limited liability company (the “Sponsor”), and Cowen Investments II LLC, an affiliate of one of the underwriters ( “Cowen Investments”), that will close simultaneously with the Proposed Public Offering.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Proposed Public Offering and the sale of Private Placement Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (as defined below) (net of amounts disbursed to management for working capital purposes, if permitted, and excluding the amount of any deferred underwriting discount). The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Upon the closing of the Proposed Public Offering, management has agreed that an amount equal to at least $10.00 per Unit sold in the Proposed Public Offering, including proceeds of the Private Placement Units, will be held in a trust account (“Trust Account”), located in the United States and invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting certain conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the funds held in the Trust Account, as described below.

The Company will provide the holders of the outstanding Public Shares (the “Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business

PANACEA ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations (cont.)

Combination or conduct a tender offer will be made by the Company. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share, plus any pro rata interest then in the Trust Account, net of taxes payable). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants. The Public Shares subject to redemption will be recorded at a redemption value and classified as temporary equity upon the completion of the Proposed Public Offering in accordance with the Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.”

The Company will only proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 following any related redemptions and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by applicable law or stock exchange listing requirements and the Company does not decide to hold a stockholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by applicable law or stock exchange listing requirements, or the Company decides to obtain stockholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Company’s Sponsor, Cowen Investments and any other holders of the Company’s common stock prior to the Proposed Public Offering (the “initial stockholders”) have agreed to vote their Founder Shares (as defined in Note 5), Private Placement Shares (as defined in Note 4) and any Public Shares purchased during or after the Proposed Public Offering in favor of approving a Business Combination. Additionally, each Public Stockholder may elect to redeem their Public Shares without voting, and if they do vote, irrespective of whether they vote for or against the proposed transaction.

If the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Certificate of Incorporation will provide that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares, without the prior consent of the Company.

The initial stockholders have agreed (a) to waive their redemption rights with respect to their Founder Shares, Private Placement Shares and Public Shares held by them in connection with the completion of a Business Combination and (b) not to propose an amendment to the Certificate of Incorporation (i) to modify the substance or timing of the Company’s obligation to allow redemptions in connection with a Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or (ii) with respect to any other provision relating to stockholders’ rights or pre-business combination activity, unless the Company provides the Public Stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

The initial stockholders have agreed to waive their liquidation rights with respect to the Founder Shares and Private Placement Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the initial stockholders acquire Public Shares in or after the Proposed Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period.

PANACEA ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations (cont.)

If the Company has not completed a Business Combination within 24 months from the closing of the Proposed Public Offering (as it may be extended, the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable, and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of the Proposed Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except for the Company’s independent registered accounting firm), prospective target businesses and other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying audited financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

The Company does not have sufficient liquidity to meet its anticipated obligations over the next year from the date of issuance of these financial statements. In connection with the Company’s assessment of going concern considerations in accordance with Accounting Standards Update (“ASU”) 2014-15 , “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the Company has access to funds from the Sponsor that are sufficient to fund the working capital needs of the Company until the earlier of the consummation of the Proposed Public Offering or one year from the date of issuance of these financial statements.

PANACEA ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Deferred Offering Costs

Deferred offering costs consist of legal, accounting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the Proposed Public Offering and that will be charged to stockholders’ equity upon the completion of the Proposed Public Offering. Should the Proposed Public Offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences

PANACEA ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of May 7, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

The provision for income taxes was deemed to be de minimis for the period from April 24, 2020 (inception) through May 7, 2020.

Net Loss per Common Share

Net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period, excluding shares of common stock subject to forfeiture by the initial stockholders. Weighted average shares were reduced for the effect of an aggregate of 468,750 shares of Class B common stock that are subject to forfeiture if the over-allotment option is not exercised by the underwriters (see Note 5). At May 7, 2020, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into shares of common stock and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the period presented.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. At May 7, 2020, the Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurement,” approximates the carrying amounts represented in the balance sheet, primarily due to their short-term nature.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

PANACEA ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

Note 3 — Public Offering

Pursuant to the Proposed Public Offering, the Company intends to offer for sale 12,500,000 Units (or 14,375,000 Units if the underwriters’ over-allotment option is exercised in full) at a price of $10.00 per Unit. Each Unit will consist of one share of Class A common stock and one-third of one redeemable warrant (“Public Warrant”). Each whole Public Warrant will entitle the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 7).

Note 4 — Private Placement

The Sponsor and Cowen Investments have agreed to purchase an aggregate of 450,000 (or 487,500 if the over-allotment option is exercised in full) Private Placement Units at a price of $10.00 per Private Placement Unit, for an aggregate purchase price of $4,500,000 (or $4,875,000 if the over-allotment option is exercised in full), in a private placement that will occur simultaneously with the closing of the Proposed Public Offering. The Sponsor has agreed to purchase 360,000 (or 390,000 if the over-allotment option is exercised in full) Private Placement Units and Cowen Investments has agreed to purchase 90,000 (or 97,500 if the over-allotment option is exercised in full) Private Placement Units. Each Private Placement Unit will consist of one share of Class A common stock (“Private Placement Share” or, collectively, “Private Placement Shares”) and one-third of one warrant (each, a “Private Placement Warrant”). Each whole Private Placement Warrant is exercisable to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment. A portion of the proceeds from the Private Placement Units will be added to the proceeds from the Proposed Public Offering to be held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Placement Units and all underlying securities will expire worthless.

Note 5 — Related Party Transactions

Founder Shares

On May 7, 2020, the Sponsor and Cowen Investments paid an aggregate of $25,000 to cover certain offering costs of the Company in consideration for 3,593,750 shares of the Company’s Class B common stock (the “Founder Shares”). The Founder Shares include an aggregate of up to 468,750 shares subject to forfeiture to the extent that the underwriters’ over-allotment option is not exercised in full or in part, so that the number of Founder Shares will equal 20% of the Company’s issued and outstanding shares after the Proposed Public Offering (not including the Private Placement Shares).

The initial stockholders have agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (A) one year after the completion of a Business Combination and (B) subsequent to a Business Combination, (x) if the last reported sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Public Stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Related Party Loans

In addition, in order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the Sponsor, Cowen Investments or an affiliate of the Sponsor or Cowen Investments, or

PANACEA ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

Note 5 — Related Party Transactions (cont.)

certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company may repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans may be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into units upon consummation of the Business Combination at a price of $10.00 per unit. The units would be identical to the Private Placement Units. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. As of May 7, 2020, there were no amounts outstanding under the Working Capital Loans.

Administrative Support Agreement

The Company will enter into an agreement, commencing on the first date the Company’s securities are first listed on the New York Stock Exchange through the earlier of the Company’s consummation of a Business Combination and its liquidation, to pay an affiliate of the Sponsor a total of $10,000 per month for office space, administrative and support services.

Note 6 — Commitments

Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations, close of the Proposed Public Offering and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Registration Rights

The holders of the Founder Shares, Private Placement Units, Private Placement Shares, Private Placement Warrants, certain forward purchase securities and units that may be issued upon conversion of Working Capital Loans and the shares and warrants included therein (and any shares of common stock issuable upon the exercise of the Private Placement Warrants, forward purchase warrants or warrants included in the units issued upon conversion of Working Capital Loans) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of Proposed Public Offering, requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to Class A common stock). The holders of these securities will be entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. Notwithstanding the foregoing, Cowen Investments may not exercise its demand or “piggyback” registration rights after five and seven years, respectively, after the effective date of the registration statement related to the Proposed Public Offering and may not exercise its demand rights on more than one occasion. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

PANACEA ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

Note 6 — Commitments (cont.)

Underwriting Agreement

The Company will grant the underwriters a 45-day option from the date of Proposed Public Offering to purchase up to 1,875,000 additional Units to cover over-allotments, if any, at the Proposed Public Offering price less the underwriting discounts and commissions.

The underwriters will be entitled to a cash underwriting discount of $0.20 per Unit, or $2,500,000 in the aggregate (or up to $2,875,000 if the underwriters’ over-allotment is exercised in full), payable upon the closing of the Proposed Public Offering.

Business Combination Marketing Agreement

The Company has engaged the underwriters as an advisor in connection with a Business Combination to assist the Company in holding meetings with its stockholders to discuss the potential Business Combination and the target business’ attributes, introduce the Company to potential investors that are interested in purchasing the Company’s securities in connection with a Business Combination, assist the Company in obtaining stockholder approval for the Business Combination and assist the Company with its press releases and public filings in connection with the Business Combination. The Company will pay the underwriters a cash fee for such services upon the consummation of a Business Combination in an amount equal to, in the aggregate, 3.5% of the gross proceeds of Proposed Public Offering, including any proceeds from the full or partial exercise of the over-allotment option.

Note 7 — Stockholders’ Equity

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At May 7, 2020, there were no shares of preferred stock issued or outstanding.

Class A Common Stock — The Company is authorized to issue 75,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of Class A common stock are entitled to one vote for each share. At May 7, 2020, there were no shares of Class A common stock issued or outstanding.

Class B Common Stock — The Company is authorized to issue 10,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders of Class B common stock are entitled to one vote for each share. At May 7, 2020, there were 3,593,750 shares of Class B common stock issued and outstanding, of which an aggregate of up to 468,750 shares are subject to forfeiture to the extent that the underwriters’ over-allotment option is not exercised in full or in part, so that the number of shares of Class B common stock will equal 20% of the Company’s issued and outstanding common stock after the Proposed Public Offering (not including the Private Placement Shares).

Prior to the Company’s initial Business Combination, holders of the Class B common stock will have the right to elect all of the Company’s directors and remove members of the Company’s board of directors for any reason. On any other matter submitted to a vote of our stockholders, holders of Class A common stock and Class B common stock will vote together as a single class on all other matters submitted to a vote of stockholders except as required by applicable law or stock exchange rule.

The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of a Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to

PANACEA ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

Note 7 — Stockholders’ Equity (cont.)

adjustment. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts issued in the Proposed Public Offering and related to the closing of a Business Combination, other than the forward purchase securities described in the prospectus, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of the Proposed Public Offering (not including the shares of Class A common stock underlying the Private Placement Units) plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with a Business Combination (net of the number of shares of Class A common stock redeemed in connection with a Business Combination), excluding forward purchase securities and any shares or equity-linked securities issued, or to be issued, to any seller in a Business Combination.

Warrants — Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) 12 months from the closing of the Proposed Public Offering. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act covering the issuance of the shares of Class A common stock issuable upon the exercise of the warrants is then effective and a current prospectus relating to those shares of Class A common stock is available, subject to the Company satisfying its obligations with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue shares of Class A common stock upon exercise of a warrant unless Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.

The Company has agreed that as soon as practicable, but in no event later than 20 business days after the closing of a Business Combination, the Company will use its commercially reasonable efforts to file with the SEC, and within 60 business days following a Business Combination to have declared effective, a registration statement covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants and to maintain a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed. Notwithstanding the above, if the Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemptions of warrants when the price of Class A common stock equals or exceeds $18.00 — Once the warrants become exercisable, the Company may redeem the Public Warrants:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

PANACEA ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

Note 7 — Stockholders’ Equity (cont.)

•	upon not less than 30 days’ prior written notice of redemption, or the 30-day redemption period, to each warrant holder; and

•

if, and only if, the reported last sale price of the Company’s Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption of warrants when the price per share of Class common stock equals or exceeds $10.00 — Commencing ninety days after the warrants become exercisable, the Company may redeem the outstanding Public Warrants:

•	in whole and not in part;

•

at a price of $0.10 per warrant provided that holders will be able to exercise their warrants prior to redemption and receive that number of shares of Class A common stock determined based on the redemption date and the “fair market value” of the Company’s Class A common stock;

•	upon a minimum of 30 days’ prior written notice of redemption;

•

if, and only if, the last reported sale price of the Company’s Class A common stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which the Company sends the notice of redemption to the warrant holders;

•

if, and only if, there is an effective registration statement covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants and a current prospectus relating thereto is available throughout the 30-day period after the written notice of redemption is given.

If the Company calls the Public Warrants for redemption as described above under “— Redemptions of warrants when the price of Class A common stock equals or exceeds $18.00,” the Company’s management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of shares of Class A common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, except as described below, the warrants will not be adjusted for issuance of Class A common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of an initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and, in the case of any such

PANACEA ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

Note 7 — Stockholders’ Equity (cont.)

issuance to the Sponsor or Cowen Investments or their affiliates, without taking into account any Founder Shares held by the Sponsor or Cowen Investments or their affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the completion of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of our Class A common stock during the 20 trading day period starting on the trading day prior to the day on which we complete our initial business combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

The Private Placement Warrants will be identical to the Public Warrants underlying the Units being sold in the Proposed Public Offering, except that (1) the Private Placement Warrants and the Class A common stock issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or saleable until 30 days after the completion of a Business Combination, subject to certain limited exceptions, (2) the Private Placement Warrants will be exercisable on a cashless basis, (3) the Private Placement Warrants will be non-redeemable so long as they are held by the initial purchasers or their permitted transferees, (4) the holders of the Private Placement Warrants and the Class A common stock issuable upon the exercise of the Private Placement Warrants will have certain registration rights and (5) Private Placement Warrants held by Cowen Investments will not be exercisable more than five years from the effective date of the registration statement related to the Proposed Public Offering in accordance with FINRA Rule 5110(f)(2)(G)(i). If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

Note 8 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after May 7, 2020, the balance sheet date, up to June 12, 2020, the date the audited financial statements were available to be issued. Other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

On May 15, 2020, the Sponsor and Cowen Investments issued unsecured promissory notes to the Company (the “Promissory Notes”), pursuant to which the Company may borrow up to an aggregate principal amount of $300,000. The Promissory Notes are non-interest bearing and payable on the earlier of December 31, 2020 and the consummation of the Proposed Public Offering. In May 2020, the Company drew down $80,000 under the Promissory Notes.

In May 2020, the Sponsor transferred 25,000 Founder Shares to each of its director nominees, or an aggregate of 100,000 Founder Shares, at their original purchase price.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of

Panacea Acquisition Corp.

Opinion on the Financial Statement

We have audited the accompanying balance sheet of Panacea Acquisition Corp. (the “Company”) as of July 6, 2020, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of July 6, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2020.

New York, New York

July 10, 2020

PANACEA ACQUISITION CORP.

BALANCE SHEET

JULY 6, 2020

ASSETS
Current assets:
Cash	$1,849,137
Prepaid expenses and other current assets	26,800

Total Current Assets	1,875,937
Cash held in Trust Account	143,750,000

TOTAL ASSETS	$145,625,937

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accrued expenses	$1,000
Accrued offering costs	366,000

TOTAL LIABILITIES	367,000

Commitments and Contingencies
Class A common stock, $0.0001 par value, subject to possible redemption, 14,025,893 shares at $10.00 per share	140,258,930
Stockholders’ Equity
Preferred stock, $0.0001 par value; 5,000,000 shares authorized; none issued or outstanding	—
Class A common stock, $0.0001 par value; 500,000,000 shares authorized; 836,607 issued or outstanding (excluding 14,025,893 shares subject to possible redemption)	84
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 3,593,750 shares issued and outstanding	359
Additional paid-in capital	5,000,564
Accumulated deficit	(1,000)

Total Stockholders’ Equity	5,000,007

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$145,625,937

The accompanying notes are an integral part of the financial statement.

PANACEA ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENT

Note 1 — Description of Organization and Business Operations

Panacea Acquisition Corp. (the “Company”) was incorporated in Delaware on April 24, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of July 6, 2020, the Company had not commenced any operations. All activity for the period from April 24, 2020 (inception) through July 6, 2020 relates to the Company’s formation and the initial public offering (“Initial Public Offering”), which is described below. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.

The registration statement for the Company’s Initial Public Offering was declared effective on June 30, 2020. On July 6, 2020, the Company consummated the Initial Public Offering of 14,375,000 units (the “Units” and, with respect to the shares of Class A common stock included in the Units sold, the “Public Shares”), which includes the full exercise by the underwriters of the over-allotment option to purchase an additional 1,875,000 Units, at $10.00 per Unit, generating gross proceeds of $143,750,000, which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 487,500 units (each, a “Private Placement Unit” and collectively, the “Private Placement Units”) at a price of $10.00 per Private Placement Unit in a private placement to EcoR1 Panacea Holdings, LLC, a Delaware limited liability company (the “Sponsor”), and PA Co-Investments LLC, an affiliate of one of the underwriters (“PA Co-Investments LLC”), generating gross proceeds of $4,875,000, which is described in Note 4.

Transaction costs amounted to $3,390,063, consisting of $2,875,000 of underwriting fees and $515,063 of other offering costs. In addition, cash of $1,849,137 was held outside of the Trust Account (as defined below) and is available for the payment of offering costs and for working capital purposes.

Following the closing of the Initial Public Offering on July 6, 2020, an amount of $143,750,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Units was placed in a trust account (the “Trust Account”) located in the United States and that will invest only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting certain conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the funds held in the Trust Account, as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes, if permitted, and excluding the amount of any deferred underwriting discount). The Company will only complete a Business Combination if the post-transaction company owns or

PANACEA ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENT

acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company will provide the holders of the outstanding Public Shares (the “Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share, plus any pro rata interest then in the Trust Account, net of taxes payable). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.

The Company will only proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 following any related redemptions and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by applicable law or stock exchange listing requirements and the Company does not decide to hold a stockholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by applicable law or stock exchange listing requirements, or the Company decides to obtain stockholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Company’s Sponsor, PA Co-Investments LLC and any other holders of the Company’s common stock prior to the Initial Public Offering (the “initial stockholders”) have agreed to vote their Founder Shares (as defined in Note 5), Private Placement Shares (as defined in Note 4) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each Public Stockholder may elect to redeem their Public Shares without voting, and if they do vote, irrespective of whether they vote for or against the proposed transaction.

If the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Certificate of Incorporation will provide that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares, without the prior consent of the Company.

The initial stockholders have agreed (a) to waive their redemption rights with respect to their Founder Shares, Private Placement Shares and Public Shares held by them in connection with the completion of a Business Combination and (b) not to propose an amendment to the Certificate of Incorporation (i) to modify the substance or timing of the Company’s obligation to allow redemptions in connection with a Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or (ii) with respect to any other provision relating to stockholders’ rights or pre-business combination activity, unless the Company provides the Public Stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

The initial stockholders have agreed to waive their liquidation rights with respect to the Founder Shares and Private Placement Shares if the Company fails to complete a Business Combination within the Combination

PANACEA ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENT

Period. However, if the initial stockholders acquire Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period.

If the Company has not completed a Business Combination by July 6, 2022 (as it may be extended, the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable, and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except for the Company’s independent registered accounting firm), prospective target businesses and other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statement is presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced

PANACEA ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENT

disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the financial statement in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statement, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of July 6, 2020.

Cash Held in Trust Account

At July 6, 2020, the assets held in the Trust Account were held in cash.

Common Stock Subject to Possible Redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at July 6, 2020, the 14,025,893 shares of common stock subject to possible redemption are presented as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.

PANACEA ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENT

Offering Costs

Offering costs consist of legal, accounting, underwriting fees and other costs incurred through the Initial Public Offering that are directly related to the Initial Public Offering. Offering costs amounting to $3,390,063 were charged to stockholders’ equity upon the completion of the Initial Public Offering.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of July 6, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

The provision for income taxes was deemed to be de minimis for the period from April 24, 2020 (inception) through July 6, 2020.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statement.

Note 3 — Initial Public Offering

Pursuant to the Initial Public Offering, the Company sold 14,375,000 Units, which includes the full exercise by the underwriters of their option to purchase an additional 1,875,000 Units, at a purchase price of $10.00 per

PANACEA ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENT

Unit. Each Unit consists of one share of Class A common stock and one-third of one redeemable warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 7).

Note 4 — Private Placement

Simultaneously with the closing of the Initial Public Offering, the Sponsor and PA Co-Investments LLC purchased an aggregate of 487,500 Private Placement Units at a price of $10.00 per Private Placement Unit, for an aggregate purchase price of $4,875,000. The Sponsor purchased 390,000 Private Placement Units and PA Co-Investments LLC purchased 97,500 Private Placement Units. Each Private Placement Unit consists of one share of Class A common stock (“Private Placement Share” or, collectively, “Private Placement Shares”) and one-third of one warrant (each, a “Private Placement Warrant”). Each whole Private Placement Warrant is exercisable to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment. A portion of the proceeds from the Private Placement Units were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Placement Units and all underlying securities will expire worthless.

Note 5 — Related Party Transactions

Founder Shares

On May 7, 2020, the Sponsor and Cowen Investments II LLC paid an aggregate of $25,000 to cover certain offering costs of the Company in consideration for 3,593,750 shares of the Company’s Class B common stock (the “Founder Shares”). In May 2020, the Sponsor transferred 25,000 Founder Shares to each of its director, or an aggregate of 100,000 Founder Shares, at their original purchase price. Cowen Investments II LLC subsequently transferred all of its Founder Shares to PA Co-Investments LLC. The Founder Shares included an aggregate of up to 468,750 shares subject to forfeiture to the extent that the underwriters’ over-allotment option was not exercised in full or in part, so that the number of Founder Shares would equal 20% of the Company’s issued and outstanding shares after the Initial Public Offering (not including the Private Placement Shares). As a result of the underwriters’ election to fully exercise their over-allotment option, no Founder Shares are currently subject to forfeiture.

The initial stockholders have agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (A) one year after the completion of a Business Combination and (B) subsequent to a Business Combination, (x) if the last reported sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Public Stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Administrative Support Agreement

The Company entered into an agreement, commencing on July 1, 2020 through the earlier of the Company’s consummation of a Business Combination or its liquidation, to pay an affiliate of the Sponsor a total of $10,000 per month for office space, administrative and support services.

PANACEA ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENT

Promissory Notes — Related Parties

On May 15, 2020, the Sponsor and an affiliate of PA Co-Investments LLC issued unsecured promissory notes to the Company (the “Promissory Notes”), pursuant to which the Company could borrow up to an aggregate principal amount of $300,000. The Promissory Notes were non-interest bearing and payable on the earlier of December 31, 2020 and the consummation of the Initial Public Offering. The outstanding balance under the Promissory Notes of $80,000 was repaid upon the consummation of the Initial Public Offering on July 6, 2020.

Related Party Loans

In addition, in order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the Sponsor, PA Co-Investments LLC or an affiliate of the Sponsor or PA Co-Investments LLC, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company may repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans may be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into units upon consummation of the Business Combination at a price of $10.00 per unit. The units would be identical to the Private Placement Units. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. As of July 6, 2020, there were no amounts outstanding under the Working Capital Loans.

Note 6 — Commitments and Contingencies

Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of the financial statement. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Registration Rights

Pursuant to a registration rights agreement entered into on June 30, 2020, the holders of the Founder Shares, Private Placement Units, Private Placement Shares, Private Placement Warrants, certain forward purchase securities and units that may be issued upon conversion of Working Capital Loans and the shares and warrants included therein (and any shares of common stock issuable upon the exercise of the Private Placement Warrants, forward purchase warrants or warrants included in the units issued upon conversion of Working Capital Loans) will be entitled to registration rights requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to Class A common stock). The holders of these securities will be entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. Notwithstanding the foregoing, PA Co-Investments

PANACEA ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENT

LLC may not exercise its demand or “piggyback” registration rights after five and seven years, respectively, after the effective date of the registration statement related to the Initial Public Offering and may not exercise its demand rights on more than one occasion. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters paid a cash underwriting discount of $0.20 per Unit, or $2,875,000 in the aggregate.

Business Combination Marketing Agreement

The Company has engaged the underwriters as an advisor in connection with a Business Combination to assist the Company in holding meetings with its stockholders to discuss the potential Business Combination and the target business’ attributes, introduce the Company to potential investors that are interested in purchasing the Company’s securities in connection with a Business Combination, assist the Company in obtaining stockholder approval for the Business Combination and assist the Company with its press releases and public filings in connection with the Business Combination. The Company will pay the underwriters a cash fee for such services upon the consummation of a Business Combination in an amount equal to, in the aggregate, 3.5% of the gross proceeds of Initial Public Offering, or $5,031,250, including any proceeds from the full or partial exercise of the over-allotment option.

Forward Purchase Agreement

On June 30, 2020, the Company entered into a forward purchase agreement with funds affiliated with EcoR1 Capital, LLC that will provide for the purchase by such funds of an aggregate of 2,500,000 shares of Class A common stock and 833,333 redeemable warrants, for an aggregate purchase price of $25,000,000, or $10.00 per one share of Class A common stock and one-third of one redeemable warrant, in a private placement to close substantially concurrently with the closing of a Business Combination. The obligations under the forward purchase agreement will not depend on whether any shares of Class A common stock are redeemed by the Public Stockholders. The shares of Class A common stock and redeemable warrants issuable pursuant to the forward purchase agreement will be identical to the shares of Class A common stock and redeemable warrants included in the units being sold in the Initial Public Offering, respectively, except that the holders thereof will have certain registration rights.

Note 7 — Stockholders’ Equity

Preferred Stock — On June 30, 2020, the Company amended its Certificate of Incorporation such that the Company is authorized to issue 5,000,000 shares of preferred stock with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At July 6, 2020, there were no shares of preferred stock issued or outstanding.

Class A Common Stock — The Company is authorized to issue 500,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of Class A common stock are entitled to one vote for each share. At July 6, 2020, there were 836,607 shares of Class A common stock issued or outstanding, excluding 14,025,893 shares of Class A common stock subject to possible redemption.

Class B Common Stock — The Company is authorized to issue 20,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders of Class B common stock are entitled to one vote for each share. At July 6, 2020, there were 3,593,750 shares of Class B common stock issued and outstanding.

PANACEA ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENT

Prior to the Company’s initial Business Combination, holders of the Class B common stock will have the right to elect all of the Company’s directors and remove members of the Company’s board of directors for any reason. On any other matter submitted to a vote of our stockholders, holders of Class A common stock and Class B common stock will vote together as a single class on all other matters submitted to a vote of stockholders except as required by applicable law or stock exchange rule.

The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of a Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts issued in the Initial Public Offering and related to the closing of a Business Combination, other than the forward purchase securities described in the prospectus, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of the Initial Public Offering (not including the shares of Class A common stock underlying the Private Placement Units) plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with a Business Combination (net of the number of shares of Class A common stock redeemed in connection with a Business Combination), excluding forward purchase securities and any shares or equity-linked securities issued, or to be issued, to any seller in a Business Combination.

Warrants — Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) 12 months from the closing of the Initial Public Offering. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act covering the issuance of the shares of Class A common stock issuable upon the exercise of the warrants is then effective and a current prospectus relating to those shares of Class A common stock is available, subject to the Company satisfying its obligations with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue shares of Class A common stock upon exercise of a warrant unless Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.

The Company has agreed that as soon as practicable, but in no event later than 20 business days after the closing of a Business Combination, the Company will use its commercially reasonable efforts to file with the SEC, and within 60 business days following a Business Combination to have declared effective, a registration statement covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants and to maintain a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed. Notwithstanding the above, if the Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

PANACEA ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENT

Redemptions of warrants when the price of Class A common stock equals or exceeds $18.00 — Once the warrants become exercisable, the Company may redeem the Public Warrants:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption, or the 30-day redemption period, to each warrant holder; and

•

if, and only if, the reported last sale price of the Company’s Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption of warrants when the price per share of Class common stock equals or exceeds $10.00 — Commencing ninety days after the warrants become exercisable, the Company may redeem the outstanding Public Warrants:

•	in whole and not in part;

•

at a price of $0.10 per warrant provided that holders will be able to exercise their warrants prior to redemption and receive that number of shares of Class A common stock determined based on the redemption date and the “fair market value” of the Company’s Class A common stock;

•	upon a minimum of 30 days’ prior written notice of redemption;

•

if, and only if, the last reported sale price of the Company’s Class A common stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which the Company sends the notice of redemption to the warrant holders;

•

if, and only if, there is an effective registration statement covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants and a current prospectus relating thereto is available throughout the 30-day period after the written notice of redemption is given.

If the Company calls the Public Warrants for redemption as described above under “— Redemptions of warrants when the price of Class A common stock equals or exceeds $18.00,” the Company’s management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of shares of Class A common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, except as described below, the warrants will not be adjusted for issuance of Class A common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of an initial Business Combination at an issue price or

PANACEA ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENT

effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and, in the case of any such issuance to the Sponsor or PA Co-Investments LLC or their affiliates, without taking into account any Founder Shares held by the Sponsor or PA Co-Investments LLC or their affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the completion of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of our Class A common stock during the 20 trading day period starting on the trading day prior to the day on which we complete our initial business combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that (1) the Private Placement Warrants and the Class A common stock issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or saleable until 30 days after the completion of a Business Combination, subject to certain limited exceptions, (2) the Private Placement Warrants will be exercisable on a cashless basis, (3) the Private Placement Warrants will be non-redeemable so long as they are held by the initial purchasers or their permitted transferees, (4) the holders of the Private Placement Warrants and the Class A common stock issuable upon the exercise of the Private Placement Warrants will have certain registration rights and (5) Private Placement Warrants held by PA Co-Investments LLC will not be exercisable more than five years from the effective date of the registration statement related to the Initial Public Offering in accordance with FINRA Rule 5110(f)(2)(G)(i). If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

Note 8 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statement was issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statement.

PANACEA ACQUISITION CORP.

CONDENSED BALANCE SHEET

SEPTEMBER 30, 2020

(Unaudited)

ASSETS
Current assets
Cash	$1,344,680
Prepaid expenses	400,635

Total Current Assets	1,745,315
Investments held in trust account	143,753,387

Total Assets	$145,498,702

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$650,031
Accrued offering costs	324,000

Total Liabilities	974,031

Commitments and contingencies
Class A common stock subject to possible redemption, 13,952,467 shares at $10.00 per share redemption value	139,524,670
Stockholders’ Equity
Preferred stock, $0.0001 par value; 5,000,000 shares authorized; none issued or outstanding	—
Class A common stock, $0.0001 par value; 500,000,000 shares authorized; 910,033 shares issued and outstanding (excluding 13,952,467 shares subject to possible redemption)	91
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 3,593,750 shares issued and outstanding	359
Additional paid-in capital	5,734,817
Accumulated deficit	(735,266)

Total Stockholders’ Equity	5,000,001

Total Liabilities and Stockholders’ Equity	$145,498,702

The accompanying notes are an integral part of the unaudited condensed financial statements.

PANACEA ACQUISITION CORP.

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended September 30, 2020	For the Period from April 24, 2020 (Inception) Through September 30, 2020
General and administrative expenses	$737,653	$738,653

Loss from operations	(737,653)	(738,653)
Other income:
Interest earned on investments held in trust account	3,387	3,387

Net loss	$(734,266)	$(735,266)

Weighted average shares outstanding of Class A redeemable common stock	14,375,000	14,375,000

Basic and diluted income per share, Class A redeemable common stock	$—	$—

Weighted average shares outstanding of Class A and Class B non-redeemable common stock	3,593,750	3,593,750

Basic and diluted net loss per share, Class A and Class B non-redeemable common stock	$(0.20)	$(0.20)

The accompanying notes are an integral part of the unaudited condensed financial statements.

PANACEA ACQUISITION CORP.

CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2020 AND

FOR THE PERIOD FROM APRIL 24, 2020 (INCEPTION) THROUGH SEPTEMBER 30, 2020

(Unaudited)

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance — April 24, 2020 (Inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B common stock to initial stockholders	—	—	3,593,750	359	24,641	—	25,000
Net loss	—	—	—	—	—	(1,000)	(1,000)

Balance — June 30, 2020	—	—	3,593,750	359	24,641	(1,000)	24,000
Sale of 14,375,000 Units, net of underwriting discounts	14,375,000	1,438	—	—	140,358,499	—	140,359,937
Sale of 487,500 Private Placement Units	487,500	49	—	—	4,874,951	—	4,875,000
Common stock subject to possible redemption	(13,952,467)	(1,396)	—	—	(139,523,274)	—	(139,524,670)
Net loss	—	—	—	—	—	(734,266)	(734,266)

Balance — September 30, 2020	910,033	$91	3,593,750	$359	$5,734,817	$(735,266)	$5,000,001

The accompanying notes are an integral part of the unaudited condensed financial statements.

PANACEA ACQUISITION CORP.

CONDENSED STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM APRIL 24, 2020 (INCEPTION) THROUGH SEPTEMBER 30, 2020

(Unaudited)

Cash Flows from Operating Activities:
Net loss	$(735,266)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest earned on investments held in Trust Account	(3,387)
Changes in operating assets and liabilities:
Prepaid expenses	(400,635)
Accounts payable and accrued expenses	650,031

Net cash used in operating activities	(489,257)

Cash Flows from Investing Activities:
Investment of cash into Trust Account	(143,750,000)

Net cash used in investing activities	(143,750,000)

Cash Flows from Financing Activities:
Proceeds from sale of Units, net of underwriting discounts paid	140,875,000
Proceeds from sale of Private Placement Units	4,875,000
Proceeds from promissory note — related party	80,000
Repayment of promissory note — related party	(80,000)
Payment of offering costs	(166,063)

Net cash provided by financing activities	145,583,937

Net Change in Cash	1,344,680
Cash — Beginning of period	—

Cash — End of period	$1,344,680

Non-Cash financing activities:
Initial classification of common stock subject to possible redemption	$140,258,930

Change in value of common stock subject to possible redemption	$(734,260)

Deferred offering costs paid directly by Sponsor in consideration for the issuance of Class B common stock	$25,000

Offering costs included in accrued offering costs	$324,000

The accompanying notes are an integral part of the unaudited condensed financial statements.

PANACEA ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

(Unaudited)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Panacea Acquisition Corp. (the “Company”) was incorporated in Delaware on April 24, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

The Company has one subsidiary, Panacea Merger Subsidiary Corp., a wholly owned subsidiary of the Company incorporated in Delaware on October 16, 2020 (“Merger Sub”) (see Note 9).

As of September 30, 2020, the Company had not commenced any operations. All activity for the period from April 24, 2020 (inception) through September 30, 2020 relates to the Company’s formation, the initial public offering (“Initial Public Offering”), which is described below, and activities in connection with the proposed acquisition of Nuvation Bio Inc., a Delaware corporation (“Nuvation”). The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.

The registration statement for the Company’s Initial Public Offering was declared effective on June 30, 2020. On July 6, 2020, the Company consummated the Initial Public Offering of 14,375,000 units (the “Units” and, with respect to the shares of Class A common stock included in the Units sold, the “Public Shares”), which includes the full exercise by the underwriters of the over-allotment option to purchase an additional 1,875,000 Units, at $10.00 per Unit, generating gross proceeds of $143,750,000, which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 487,500 units (each, a “Private Placement Unit” and collectively, the “Private Placement Units”) at a price of $10.00 per Private Placement Unit in a private placement to EcoR1 Panacea Holdings, LLC, a Delaware limited liability company (the “Sponsor”), and PA Co-Investments LLC, an affiliate of one of the underwriters (“PA Co-Investments LLC”), generating gross proceeds of $4,875,000, which is described in Note 4.

Transaction costs amounted to $3,390,063, consisting of $2,875,000 of underwriting fees and $515,063 of other offering costs.

Following the closing of the Initial Public Offering on July 6, 2020, an amount of $143,750,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Units was placed in a trust account (the “Trust Account”) located in the United States and that will invest only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting certain conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the funds held in the Trust Account, as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no

PANACEA ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

(Unaudited)

assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes, if permitted, and excluding the amount of any deferred underwriting discount). The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company will provide the holders of the outstanding Public Shares (the “Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share, plus any pro rata interest then in the Trust Account, net of taxes payable). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.

The Company will only proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 following any related redemptions and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by applicable law or stock exchange listing requirements and the Company does not decide to hold a stockholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by applicable law or stock exchange listing requirements, or the Company decides to obtain stockholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Company’s Sponsor, PA Co-Investments LLC and any other holders of the Company’s common stock prior to the Initial Public Offering (the “initial stockholders”) have agreed to vote their Founder Shares (as defined in Note 5), Private Placement Shares (as defined in Note 4) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each Public Stockholder may elect to redeem their Public Shares without voting, and if they do vote, irrespective of whether they vote for or against the proposed transaction.

If the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Certificate of Incorporation will provide that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares, without the prior consent of the Company.

The initial stockholders have agreed (a) to waive their redemption rights with respect to their Founder Shares, Private Placement Shares and Public Shares held by them in connection with the completion of a Business Combination and (b) not to propose an amendment to the Certificate of Incorporation (i) to modify the substance or timing of the Company’s obligation to allow redemptions in connection with a Business

PANACEA ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

(Unaudited)

Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or (ii) with respect to any other provision relating to stockholders’ rights or pre-business combination activity, unless the Company provides the Public Stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

The initial stockholders have agreed to waive their liquidation rights with respect to the Founder Shares and Private Placement Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the initial stockholders acquire Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period.

If the Company has not completed a Business Combination by July 6, 2022 (as it may be extended, the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable, and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except for the Company’s independent registered public accounting firm), prospective target businesses and other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial

PANACEA ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

(Unaudited)

information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the Securities and Exchange Commission (the “SEC”). Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s prospectus for its Initial Public Offering as filed with the SEC on July 2, 2020, as well as the Company’s Current Reports on Form 8-K, as filed with the SEC on July 6, 2020 and July 10, 2020. The interim results for the three months ended September 30, 2020 and for the period from April 24, 2020 (inception) through September 30, 2020 are not necessarily indicative of the results to be expected for the period ending December 31, 2020 or for any future periods.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of unaudited condensed financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

PANACEA ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

(Unaudited)

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of September 30, 2020.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. As of September 30, 2020, the Company had a deferred tax asset of approximately $154,000, which had a full valuation allowance recorded against it of approximately $154,000.

The Company’s current taxable income primarily consists of interest earned on the Trust Account. The Company’s general and administrative costs are generally considered start-up costs and are not currently deductible. During the three months ended September 30, 2020 and for the period from April 24, 2020 (inception) through September 30, 2020, the Company recorded no income tax expense. The Company’s effective tax rate for three months ended September 30, 2020 and for the period from April 24, 2020 (inception) through September 30, 2020 was approximately 0%, which differs from the expected income tax rate due to the start-up costs (discussed above) which are not currently deductible.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of September 30, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

Net Income (Loss) per Common Share

Net income (loss) per common share is computed by dividing net income by the weighted average number of common shares outstanding for the period. The Company has not considered the effect of warrants sold in the Initial Public Offering and private placement to purchase 4,954,167 shares of Class A common stock in the calculation of diluted income per share, since the exercise of the warrants are contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive.

PANACEA ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

(Unaudited)

The Company’s condensed statements of operations includes a presentation of income per share for common shares subject to possible redemption in a manner similar to the two-class method of income per share. Net income per common share, basic and diluted, for Class A redeemable common stock is calculated by dividing the interest income earned on the Trust Account of $3,387 for each of the three months ended September 30, 2020 and for the period from April 24, 2020 (inception) through September 30, 2020 (net of applicable franchise and income taxes of approximately $3,000 for the three months ended September 30, 2020 and for the period from April 24, 2020 (inception) through September 30, 2020), by the weighted average number of Class A redeemable common stock for the period. Net loss per common share, basic and diluted, for Class B non-redeemable common stock is calculated by dividing the net income, less income attributable to Class A redeemable common stock, by the weighted average number of Class B non-redeemable common stock outstanding for the period. Class B non-redeemable common stock includes the Founder Shares as these shares do not have any redemption features and do not participate in the income earned on the Trust Account.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Fair value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying condensed balance sheet, primarily due to their short-term nature.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s unaudited condensed financial statements.

NOTE 3. INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 14,375,000 Units, which includes the full exercise by the underwriters of their option to purchase an additional 1,875,000 Units, at a purchase price of $10.00 per Unit. Each Unit consists of one share of Class A common stock and one-third of one redeemable warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 7).

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor and PA Co-Investments LLC purchased an aggregate of 487,500 Private Placement Units at a price of $10.00 per Private Placement Unit, for an aggregate purchase price of $4,875,000. The Sponsor purchased 390,000 Private Placement Units and PA Co-Investments LLC purchased 97,500 Private Placement Units. Each Private Placement Unit consists of one share of Class A common stock (“Private Placement Share” or, collectively, “Private Placement Shares”) and one-third of one warrant (each, a “Private Placement Warrant”). Each whole Private Placement Warrant is

PANACEA ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

(Unaudited)

exercisable to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment. A portion of the proceeds from the Private Placement Units were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Placement Units and all underlying securities will expire worthless.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

On May 7, 2020, the Sponsor and Cowen Investments II LLC paid an aggregate of $25,000 to cover certain offering costs of the Company in consideration for 3,593,750 shares of the Company’s Class B common stock (the “Founder Shares”). In May 2020, the Sponsor transferred 25,000 Founder Shares to each of its directors, or an aggregate of 100,000 Founder Shares, at their original purchase price. Cowen Investments II LLC subsequently transferred all of its Founder Shares to PA Co-Investments LLC. The Founder Shares included an aggregate of up to 468,750 shares subject to forfeiture to the extent that the underwriters’ over-allotment option was not exercised in full or in part, so that the number of Founder Shares would equal 20% of the Company’s issued and outstanding shares after the Initial Public Offering (not including the Private Placement Shares). As a result of the underwriters’ election to fully exercise their over-allotment option, no Founder Shares are currently subject to forfeiture.

The initial stockholders have agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (A) one year after the completion of a Business Combination and (B) subsequent to a Business Combination, (x) if the last reported sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Public Stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Promissory Notes — Related Parties

On May 15, 2020, the Sponsor and an affiliate of PA Co-Investments LLC issued unsecured promissory notes to the Company (the “Promissory Notes”), pursuant to which the Company could borrow up to an aggregate principal amount of $300,000. The Promissory Notes were non-interest bearing and payable on the earlier of December 31, 2020 or the consummation of the Initial Public Offering. The outstanding balance under the Promissory Notes of $80,000 was repaid upon the consummation of the Initial Public Offering on July 6, 2020.

Administrative Support Agreement

The Company entered into an agreement, commencing on July 1, 2020 through the earlier of the Company’s consummation of a Business Combination or its liquidation, to pay an affiliate of the Sponsor a total of $10,000 per month for office space, administrative and support services. For the three months ended September 30, 2020 and for the period from April 24, 2020 (inception) through September 30, 2020, the Company incurred $30,000 in fees for these services, of which such amount is included in accounts payable and accrued expenses in the accompanying condensed balance sheet.

PANACEA ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

(Unaudited)

Related Party Loans

In addition, in order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the Sponsor, PA Co-Investments LLC or an affiliate of the Sponsor or PA Co-Investments LLC, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company may repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans may be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into units upon consummation of the Business Combination at a price of $10.00 per unit. The units would be identical to the Private Placement Units. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. As of September 30, 2020, no amounts were outstanding under the Working Capital Loans.

NOTE 6. COMMITMENTS

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Registration Rights

Pursuant to a registration rights agreement entered into on June 30, 2020, the holders of the Founder Shares, Private Placement Units, Private Placement Shares, Private Placement Warrants, certain forward purchase securities and units that may be issued upon conversion of Working Capital Loans and the shares and warrants included therein (and any shares of common stock issuable upon the exercise of the Private Placement Warrants, forward purchase warrants or warrants included in the units issued upon conversion of Working Capital Loans) will be entitled to registration rights requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to Class A common stock). The holders of these securities will be entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. Notwithstanding the foregoing, PA Co-Investments LLC may not exercise its demand or “piggyback” registration rights after five and seven years, respectively, after the effective date of the registration statement related to the Initial Public Offering and may not exercise its demand rights on more than one occasion. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

PANACEA ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

(Unaudited)

Underwriting Agreement

On July 6, 2020 the underwriters were paid a cash underwriting discount of $0.20 per Unit, or $2,875,000 in the aggregate.

Business Combination Marketing Agreement

The Company has engaged the underwriters as an advisor in connection with a Business Combination to assist the Company in holding meetings with its stockholders to discuss the potential Business Combination and the target business’ attributes, introduce the Company to potential investors that are interested in purchasing the Company’s securities in connection with a Business Combination, assist the Company in obtaining stockholder approval for the Business Combination and assist the Company with its press releases and public filings in connection with the Business Combination. The Company will pay the underwriters a cash fee for such services upon the consummation of a Business Combination in an amount equal to, in the aggregate, 3.5% of the gross proceeds of Initial Public Offering, or $5,031,250, including any proceeds from the full or partial exercise of the over-allotment option.

Forward Purchase Agreement

On June 30, 2020, the Company entered into a forward purchase agreement with funds affiliated with EcoR1 Capital, LLC that will provide for the purchase by such funds of an aggregate of 2,500,000 shares of Class A common stock and 833,333 redeemable warrants, for an aggregate purchase price of $25,000,000, or $10.00 per one share of Class A common stock and one-third of one redeemable warrant, in a private placement to close substantially concurrently with the closing of a Business Combination. The obligations under the forward purchase agreement will not depend on whether any shares of Class A common stock are redeemed by the Public Stockholders. The shares of Class A common stock and redeemable warrants issuable pursuant to the forward purchase agreement will be identical to the shares of Class A common stock and redeemable warrants included in the units being sold in the Initial Public Offering, respectively, except that the holders thereof will have certain registration rights.

NOTE 7. STOCKHOLDERS’ EQUITY

Preferred Stock — On June 30, 2020, the Company amended its Certificate of Incorporation such that the Company is authorized to issue 5,000,000 shares of preferred stock with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At September 30, 2020, there were no shares of preferred stock issued or outstanding.

Class A Common Stock — The Company is authorized to issue 500,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of Class A common stock are entitled to one vote for each share. At September 30, 2020, there was 910,033 shares of Class A common stock issued and outstanding, excluding 13,952,467 shares of Class A common stock subject to possible redemption.

Class B Common Stock — The Company is authorized to issue 20,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders of Class B common stock are entitled to one vote for each share. At September 30, 2020, there were 3,593,750 shares of Class B common stock issued and outstanding.

Prior to the Company’s initial Business Combination, holders of the Class B common stock will have the right to elect all of the Company’s directors and remove members of the Company’s board of directors for any

PANACEA ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

(Unaudited)

reason. On any other matter submitted to a vote of our stockholders, holders of Class A common stock and Class B common stock will vote together as a single class on all other matters submitted to a vote of stockholders except as required by applicable law or stock exchange rule.

The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of a Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts issued in the Initial Public Offering and related to the closing of a Business Combination, other than the forward purchase securities described in the prospectus, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of the Initial Public Offering (not including the shares of Class A common stock underlying the Private Placement Units) plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with a Business Combination (net of the number of shares of Class A common stock redeemed in connection with a Business Combination), excluding forward purchase securities and any shares or equity-linked securities issued, or to be issued, to any seller in a Business Combination.

Warrants — Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) 12 months from the closing of the Initial Public Offering. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act covering the issuance of the shares of Class A common stock issuable upon the exercise of the warrants is then effective and a current prospectus relating to those shares of Class A common stock is available, subject to the Company satisfying its obligations with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue shares of Class A common stock upon exercise of a warrant unless Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.

The Company has agreed that as soon as practicable, but in no event later than 20 business days after the closing of a Business Combination, the Company will use its commercially reasonable efforts to file with the SEC, and within 60 business days following a Business Combination to have declared effective, a registration statement covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants and to maintain a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed. Notwithstanding the above, if the Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

PANACEA ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

(Unaudited)

Redemptions of warrants when the price of Class A common stock equals or exceeds $18.00 — Once the warrants become exercisable, the Company may redeem the Public Warrants:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption, or the 30-day redemption period, to each warrant holder; and

•

if, and only if, the reported last sale price of the Company’s Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption of warrants when the price per share of Class common stock equals or exceeds $10.00 — Commencing ninety days after the warrants become exercisable, the Company may redeem the outstanding Public Warrants:

•	in whole and not in part;

•

at a price of $0.10 per warrant provided that holders will be able to exercise their warrants prior to redemption and receive that number of shares of Class A common stock determined based on the redemption date and the “fair market value” of the Company’s Class A common stock;

•	upon a minimum of 30 days’ prior written notice of redemption;

•

if, and only if, the last reported sale price of the Company’s Class A common stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which the Company sends the notice of redemption to the warrant holders;

•

if, and only if, there is an effective registration statement covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants and a current prospectus relating thereto is available throughout the 30-day period after the written notice of redemption is given.

If the Company calls the Public Warrants for redemption as described above under “— Redemptions of warrants when the price of Class A common stock equals or exceeds $18.00,” the Company’s management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of shares of Class A common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, except as described below, the warrants will not be adjusted for issuance of Class A common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

PANACEA ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

(Unaudited)

In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of an initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and, in the case of any such issuance to the Sponsor or PA Co-Investments LLC or their affiliates, without taking into account any Founder Shares held by the Sponsor or PA Co-Investments LLC or their affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the completion of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of our Class A common stock during the 20 trading day period starting on the trading day prior to the day on which we complete our initial business combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that (1) the Private Placement Warrants and the Class A common stock issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or saleable until 30 days after the completion of a Business Combination, subject to certain limited exceptions, (2) the Private Placement Warrants will be exercisable on a cashless basis, (3) the Private Placement Warrants will be non-redeemable so long as they are held by the initial purchasers or their permitted transferees, (4) the holders of the Private Placement Warrants and the Class A common stock issuable upon the exercise of the Private Placement Warrants will have certain registration rights and (5) Private Placement Warrants held by PA Co-Investments LLC will not be exercisable more than five years from the effective date of the registration statement related to the Initial Public Offering in accordance with FINRA Rule 5110(f)(2)(G)(i). If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

NOTE 8. FAIR VALUE MEASUREMENTS

At September 30, 2020, assets held in the Trust Account were comprised of $143,753,387 in money market funds which are invested primarily in U.S. Treasury Securities.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

PANACEA ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

(Unaudited)

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at September 30, 2020 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	September 30, 2020
Assets:
Investments held in Trust Account — U.S. Treasury Securities Money Market Fund	1	$143,753,387

NOTE 9. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the unaudited condensed statements.

Merger Agreement

On October 20, 2020, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Merger Sub and Nuvation.

Pursuant to the transactions contemplated by the terms of the Merger Agreement (the “Closing”), and subject to the satisfaction or waiver of certain conditions set forth therein, Merger Sub will merge with and into Nuvation, with Nuvation surviving the merger and as a wholly owned subsidiary of the Company (the “Merger”) (the transactions contemplated by the Merger Agreement and the related ancillary agreements, the “Nuvation Business Combination”).

As a result of the merger, among other things,

(i)

each share of Nuvation Class A common stock and each share of Nuvation Series A preferred stock issued and outstanding immediately prior to the Effective Time will be canceled and converted into the right to receive the number of shares of the Company’s Class A common stock equal to the Exchange Ratio (as defined below). The Company’s Class A common stock will have one vote per share;

(ii)

each share of Nuvation Class B common stock issued and outstanding immediately prior to the Effective Time (all of which is owned by David Hung (the “Founder”)) will be canceled and converted into the right to receive the number of shares of the Company’s Class B common stock equal to the Exchange Ratio. The Company’s Class B common stock will have veto rights over business combinations and liquidations, one vote on all other matters and the right to appoint three directors (including the seat occupied by the Chief Executive Officer) plus at least 50% of any directors beyond the initial seven. The Company’s Class B common stock will automatically convert into the Company’s Class A common stock upon the occurrence of certain events, including upon transfers to a non-authorized holder or if the Founder ceases to be Chief Executive Officer of Nuvation, with limited exceptions;

PANACEA ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

(Unaudited)

(iii)

any shares of Nuvation capital stock held in the treasury of Nuvation or owned by the Company, Merger Sub or Nuvation immediately prior to the Effective Time (each, an “Excluded Share”) will be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto;

(iv)

each issued and outstanding share of common stock of Merger Sub will be converted into and become one validly issued, fully paid and nonassessable share of common stock of the surviving corporation; and

(v)

each option to purchase Nuvation Class A common stock (each, a “Nuvation Option”) that is outstanding under Nuvation’s 2019 Equity Incentive Plan immediately prior to the Closing, whether vested or unvested, will be assumed by the Company and converted into an option to purchase shares of the Company’s Class A common stock (each, a “Converted Option”) equal to the product (rounded down to the nearest whole number) of (a) the number of shares of Nuvation common stock subject to such Nuvation Option immediately prior to the Effective Time and (b) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (i) the exercise price per share of such Nuvation Option immediately prior to the Effective Time divided by (ii) the Exchange Ratio; provided, however, that the exercise price and the number of shares of the Company’s common stock purchasable pursuant to the Converted Options shall be determined in a manner consistent with the requirements of Section 409A of the Code; provided, further, however, that in the case of any Converted Option to which Section 422 of the Code applies, the exercise price and the number of shares of the Company’s common stock purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments in a manner consistent with Treasury Regulation Section 1.424-1, such that the Converted Option will not constitute a modification of such Nuvation Option for purposes of Section 409A or Section 424 of the Code. Except as specifically provided above, following the Effective Time, each Converted Option shall continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding former Nuvation Option immediately prior to the Effective Time. At or prior to the Effective Time, the Company shall take any actions that are necessary to effectuate the treatment of the Nuvation Options pursuant to this paragraph.

The “Exchange Ratio” means the quotient of (i) 150,000,000; divided by (ii) Nuvation’s “fully diluted company shares” (as defined in the Merger Agreement).

The Nuvation Business Combination will be consummated subject to certain conditions as further described in the Merger Agreement. See Form S4 filed on November 12, 2020 for details of the Merger Agreement.

ANNEX A

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

PANACEA ACQUISITION CORP.,

PANACEA MERGER SUBSIDIARY CORP,

and

NUVATION BIO INC.

dated as of

October 20, 2020

EXHIBITS

Exhibit A	–	Form of the Purchaser Charter
Exhibit B	–	Form of the Purchaser Bylaws
Exhibit C	–	Form of Stockholder Support Agreement
Exhibit D	–	Form of Sponsor Support Agreement
Exhibit E	–	Form of Sponsor and Founder Lock-up Agreement
Exhibit F	–	Form of FPA Lock-up Agreement
Exhibit G	–	Form of Stockholder Lock-Up Agreement
Exhibit H	–	Form of Certificate of Merger
Exhibit I	–	Form of New Company Certificate of Incorporation
Exhibit J	–	Share Exchange Agreement

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (the “Agreement”), dated as of October 20, 2020, by and among Panacea Acquisition Corp., a Delaware corporation (the “Purchaser”), Panacea Merger Subsidiary Corp, a Delaware corporation and direct, wholly owned subsidiary of the Purchaser (“Merger Sub”) and Nuvation Bio Inc., a Delaware corporation (the “Company”). The Purchaser, Merger Sub and the Company are collectively referred to herein as the “Parties” and individually as a “Party.”

RECITALS

A. The Company and its Subsidiaries (the “Company Group”) are in the business of researching, discovering, developing (including non-clinical and clinical development activities and all regulatory-related activities related thereto) and manufacturing pharmaceutical products (the “Business”);

B. The Purchaser is a blank check company formed for the sole purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one (1) or more businesses or entities;

C. On the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and other applicable Laws, the Parties intend to enter into a business combination transaction by which: (i) Merger Sub will merge with and into the Company (the “Merger”), with the Company being the surviving corporation of the Merger (the Company, in its capacity as the surviving corporation of the Merger, is sometimes referred to as the “Surviving Corporation”);

D. The boards of directors of the Company, the Purchaser and Merger Sub, have each (i) determined that the Merger is fair, advisable and in the best interests of their respective companies and stockholders and (ii) approved this Agreement and the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein;

E The boards of directors of each of the Company, the Purchaser and Merger Sub have determined to recommend to their respective stockholders the approval and adoption of this Agreement and the Transactions, including the Merger;

F. Prior to the Effective Time and the closing of the PIPE Investment, the Purchaser shall (i) subject to obtaining the approval of the Purchaser Stockholder Matters, amend and restate the certificate of incorporation of the Purchaser to be substantially in the form of Exhibit A attached hereto (the “Purchaser Charter”) and (ii) amend and restate the bylaws of the Purchaser to be substantially in the form of Exhibit B attached hereto (the “Purchaser Bylaws”);

G. Within twenty-four (24) hours of the execution and delivery of this Agreement, stockholders of the Company (each, a “Stockholder” and, collectively, the “Stockholders”) sufficient to approve the adoption of this Agreement, the Merger and the other Transactions shall enter into one (1) or more Support Agreements substantially in the form of Exhibit C attached hereto (each, a “Stockholder Support Agreement”) which will provide that as promptly as practicable following the time at which the Registration Statement shall have been declared effective and made available to Stockholders, such Stockholders will approve and adopt this Agreement, the Merger and the other Transactions in accordance with Section 251 of the DGCL (the “Company Stockholder Approval”) and agree to be bound by all of the terms of this Agreement through a written consent pursuant to Section 228 of the DGCL;

H. Concurrently with the execution and delivery of this Agreement, EcoR1 Panacea Holdings, LLC (“Sponsor”), PA Co-Investment LLC, the Company and the Purchaser, have entered into one (1) or more support agreements substantially in the form of Exhibit D attached hereto (each, a “Sponsor Support Agreement”);

I. Concurrently with the execution and delivery of this Agreement, the Company has entered into a lock-up agreement with each of the Sponsor and PA Co-Investment LLC substantially in the form of Exhibit E attached hereto (each, a “Sponsor and Founder Lock-Up Agreement”);

J. Concurrently with the execution and delivery of this Agreement, the Company has entered into a lock-up agreement with each of the purchasers under the Forward Purchase Agreement substantially in the form of Exhibit F attached hereto (each, a “FPA Lock-Up Agreement”);

K. Concurrently with the execution and delivery of this Agreement, the Company has entered into a lock-up agreement with each officer, director and owner of one percent (1%) or more of the outstanding equity of the Company (as of the date hereof), among other Stockholders,] substantially in the form of Exhibit G attached hereto (each, a “Stockholder Lock-Up Agreement”);

L. On or prior to the date hereof, the Purchaser has obtained commitments from certain investors for a private placement of shares of the Purchaser Class A Common Stock (the “PIPE Investment”) pursuant to the terms of one (1) or more subscription agreements (each, a “Subscription Agreement”), such private placements to be consummated prior to the consummation of the Transactions; and

M. The Parties intend that (a) the Merger will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder and (b) this Agreement is, and is hereby adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3.

The Parties accordingly agree as follows:

ARTICLE I

DEFINITIONS

The following terms, as used herein, have the following meanings:

1.1 “2019 Equity Incentive Plan” means the Company’s 2019 Equity Incentive Plan.

1.2 “Acquisition Proposal” means any agreement, offer, proposal or indication of interest (other than the Pre-Closing Recapitalization, this Agreement and the Transactions), or any public announcement of intention to enter into any such agreement or of (or intention to make) any offer, proposal or indication of interest, relating to, or involving: (a) any acquisition or purchase by any Person or Group, directly or indirectly, of ten percent (10%) or more securities of the Purchaser or any member of the Company Group, or any tender offer or exchange offer, (b) any merger, consolidation, business combination, share exchange or similar transaction involving ten percent (10%) or more of the securities of the Purchaser or any member of the Company Group, (c) any sale, acquisition, disposition, mortgage, pledge or other transfer (other than a license) of any of ten percent (10%) or more of the assets of the Purchaser or any member of the Company Group, (d) any strategic joint ventures, partnership, joint development, exclusive out-license or similar transaction or (e) any liquidation or dissolution of the Purchaser or any member of the Company Group, or any extraordinary dividend, whether of cash or other property, in each case of the foregoing clauses, in any single transaction or series of related transactions; provided, for the avoidance of doubt, that in no event shall (i) any equity issuance pursuant to Section 3.1(a)(v), (ii) any other bona fide financing by the Company (subject to the Purchaser’s consent, not to be unreasonably withheld, conditioned or delayed), (iii) the sale or transfer of immaterial assets in the Ordinary Course of Business, or (iv) the issuance of Company Options or Company Common Stock upon the exercise of Company Options in the Ordinary Course of Business, be deemed an Acquisition Proposal.

1.3 “Action” means any legal action, suit, claim, investigation, hearing or proceeding, including any audit, claim or assessment for Taxes or otherwise, by or before any Authority.

1.4 “Additional Agreements” means the FPA Lock-Up Agreement, the Stockholder Lock-Up Agreements, the Subscription Agreements, the Registration Rights Agreement, the Stockholder Support Agreements, the Sponsor Support Agreement, the Indemnification Agreements, and all the agreements, documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

1.5 “Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person (but excluding, with respect to the Company, any portfolio companies of venture capital or investment funds that are, or otherwise affiliated with, Stockholders, which portfolio companies may otherwise be deemed to be under common Control with the Company).

1.6 “Agreement” has the meaning set forth in the Preamble.

1.7 “Aggregate Merger Consideration Shares” means the aggregate number of shares of the Purchaser Class A Common Stock and the Purchaser Class B Common Stock issued pursuant to Section 3.1(a)(i) and Section 3.1(a)(ii).

1.8 “Audited Financial Statements” has the meaning set forth in Section 4.10(a).

1.9 “Authority” means any governmental, quasi-governmental, regulatory or administrative body, agency, instrumentality, department or authority, any court, tribunal, judicial authority, administrative hearing body, arbitrator, commission or other similar dispute-resolving panel or body, or any public, private or industry regulatory authority, whether international, national, Federal, state, or local.

1.10 “Available Closing Purchaser Cash” means amount equal to (i) all amounts remaining in the Purchaser’s Trust Account (net of any redemptions of the Purchaser Common Stock (the “Redemptions”), any unpaid or contingent liabilities of the Purchaser (including transaction expenses incurred, accrued, paid or payable by the Purchaser’s Affiliates on the Purchaser’s behalf and any Deferred Underwriting Amount)), plus (ii) the aggregate amount of cash that has been funded to and remains with the Purchaser pursuant to the Forward Purchase Agreement, plus (iii) the aggregate amount of cash that has been funded to and remains with the Purchaser pursuant to the Subscription Agreements as of immediately prior to the Closing.

1.11 “Balance Sheet” has the meaning set forth in Section 4.10(a).

1.12 “Balance Sheet Date” has the meaning set forth in Section 4.10(a).

1.13 “Books and Records” means all books and records, ledgers, employee records, files, correspondence, and other records of every kind (whether written, electronic, or otherwise embodied) owned or controlled by a Person in which a Person’s assets, the business or its transactions are otherwise reflected, other than stock books and minute books.

1.14 “Business” has the meaning set forth in the Recitals.

1.15 “Business Combination” has the meaning set forth in Section 5.10.

1.16 “Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in Wilmington, Delaware, New York, New York and San Francisco, California, are authorized to close for business.

1.17 “CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act.

1.18 “Cash Closing Requirement” means an amount in cash equal to $500,000,000 million; provided that to the extent the Founder has not funded at least $20.0 million of the PIPE Investment Amount, then the Cash Closing Requirement shall be reduced dollar for dollar by the amount of such shortfall.

1.19 “Certificate of Merger” has the meaning set forth in Section 2.2.

1.20 “Certificates” has the meaning set forth in Section 3.2(b).

1.21 “Change of Recommendation” has the meaning set forth in Section 6.7.

1.22 “Closing” has the meaning set forth in Section 2.6.

1.23 “Closing Date” has the meaning set forth in Section 2.6.

1.24 “Closing Indebtedness” means, as of the close of business on the Closing Date (and treating any Indebtedness for borrowed money as then currently due and payable), the aggregate amount of all Indebtedness for borrowed money of the Company Group, on a consolidated basis, determined in accordance with GAAP.

1.25 “Closing Press Release” has the meaning set forth in Section 6.5(b).

1.26 “COBRA” means collectively, the requirements of Sections 601 through 608 of ERISA and Section 4980B of the Code.

1.27 “Code” means the Internal Revenue Code of 1986, as amended.

1.28 “Company Advised Parties” has the meaning set forth in Section 11.17(b).

1.29 “Company Board” has the meaning set forth in Section 6.7.

1.30 “Company Capital Stock” means the Company Common Stock and the Company Series A Preferred Stock.

1.31 “Company Certificate” has the meaning set forth in Section 9.2(d).

1.32 “Company Charter Documents” has the meaning set forth in Section 4.6.

1.33 “Company Class A Common Stock” means the Class A common stock, par value $0.0001 per share, of the Company, which as of immediately after the Pre-Closing Recapitalization will have one (1) vote per share on all voting matters.

1.34 “Company Class B Common Stock” means the Class B common stock, par value $0.0001 per share, of the Company, which as of immediately after the Pre-Closing Recapitalization will have (a) ten (10) votes per share on any proposed change in control transaction, (b) one (1) vote per share on all other voting matters and (c) the right to appoint and remove three (3) directors to the Company Board plus at least fifty (50%) of any directors appointed beyond seven (seven) directors (as will be described in the Company Charter Documents following the Pre-Closing Recapitalization).

1.35 “Company Common Stock” has the meaning set forth in Section 4.5(a) which shall, for the avoidance of doubt, following the Pre-Closing Recapitalization include Company Class A Common Stock and Company Class B Common Stock.

1.36 “Company D&O Policy” has the meaning set forth in Section 8.7(a).

1.37 “Company Employees” means the current employees of the Company.

1.38 “Company” has the meaning set forth in the Preamble.

1.39 “Company Deal Communications” has the meaning set forth in Section 11.17(c).

1.40 “Company Group” has the meaning set forth in the Recitals.

1.41 “Company Group Product Candidates” means the Company’s pre-clinical and clinical product candidates, which are set forth on Schedule 1(a).

1.42 “Company IP” means all Intellectual Property Rights owned or purported to be owned, or licensed, by any member of Company Group, or used or held for use in the Business whether registered or unregistered or domestic or foreign.

1.43 “Company Option” has the meaning set forth in Section 3.1(a)(v).

1.44 “Company Plan” has the meaning set forth in Section 4.21(a).

1.45 “Company Series A Preferred Stock” has the meaning set forth in Section 4.5(a).

1.46 “Company Stockholder Approval” has the meaning set forth in the Recitals.

1.47 “Confidentiality Agreement” means that certain Mutual Non-Disclosure Agreement by and between the Company and EcoR1 Capital, LLC dated August 12, 2020.

1.48 “Continuing Employee” means each employee of the Company or any of its Subsidiaries who will continue to be employed by the Surviving Corporation or any subsidiary or Affiliate thereof after the Closing Date.

1.49 “Contracts” means the Leases and all other contracts, agreements, leases (including equipment leases, car leases and capital leases), licenses, commitments, client contracts, statements of work (SOWs), oral or written, to which any member of the Company Group is a party or by which any of its respective assets are bound, and all rights and benefits thereunder, including all rights and benefits thereunder with respect to all cash and other property of third parties under the Company Group’s dominion or control.

1.50 “Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled”, “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing, a Person (the “Controlled Person”) shall be deemed Controlled by (a) any other Person (the “10% Owner”) (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast 10% or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled to be allocated or receive 10% or more of the profits, losses, or distributions of the Controlled Person; (b) an officer, director, general partner, partner (other than a limited partner), manager, or member (other than a member having no management authority that is not a 10% Owner) of the Controlled Person; or (c) a spouse, parent, lineal descendant, sibling, aunt, uncle, niece, nephew, mother-in-law, father-in-law, sister-in-law, or brother-in-law of an Affiliate of the Controlled Person or a trust for the benefit of an Affiliate of the Controlled Person or of which an Affiliate of the Controlled Person is a trustee.

1.51 “Converted Option” has the meaning set forth in Section 3.1(a)(v).

1.52 “COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or any other related or associated epidemics, pandemics or disease outbreaks.

1.53 “COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, directive, guidelines or recommendations by any Authority in each case in connection with or in response to COVID-19, including, the CARES Act.

1.54 “COVID-19 Response Measures” means any reasonable action, taken or omitted to be taken after the date of this Agreement that is reasonably determined to be necessary or prudent to be taken in response to COVID-19 or any of the measures described in the definition of “COVID-19 Measures”, including the establishment of any policy, procedure or protocol; provided, that, unless such action is immaterial, nether the Company nor the Purchaser shall undertake any COVID-19 Response Measure after the date hereof unless the Company or the Purchaser, as applicable, has informed, in reasonable detail, the Purchaser or the Company, as applicable, of the necessity to take such action; provided, that no such notice shall be required to be provided in advance of taking such action if it shall be impracticable for the Company to provide such advance notice.

1.55 “Data Protection Laws” means any applicable Laws governing the collection, retention, protection, security, use and other processing of Personal Information.

1.56 “Deferred Underwriting Amount” means the portion of the underwriting discounts and commissions held in the Trust Account, which the underwriters of the IPO are entitled to receive upon the Closing in accordance with the Trust Agreement, which shall not exceed $5,031,250.

1.57 “DGCL” has the meaning set forth in the Recitals.

1.58 “Disclosure Schedule” means the disclosure schedule that has been prepared by the Company in accordance with the requirements of this Agreement and that has been delivered by the Company to the Purchaser on the date of this Agreement.

1.59 “EDGAR” has the meaning set forth in Section 5.1.

1.60 “Effective Time” has the meaning set forth in Section 2.2.

1.61 “Environmental Laws” means all Laws that prohibit, regulate or control any Hazardous Material or any Hazardous Material Activity, including the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Resource Recovery and Conservation Act of 1976, the Federal Water Pollution Control Act, the Clean Air Act, the Hazardous Materials Transportation Act and the Clean Water Act.

1.62 “Equity Incentive Plan” has the meaning set forth in Section 8.10.

1.63 “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

1.64 “Exchange Act” means the Securities Exchange Act of 1934, as amended.

1.65 “Exchange Agent” has the meaning set forth in Section 3.2(a).

1.66 “Exchange Fund” has the meaning set forth in Section 3.2(a).

1.67 “Exchange Ratio” means the quotient obtained by dividing (x) the Target Share Amount, by (y) the number of Fully-Diluted Company Shares.

1.68 “Excluded Share” has the meaning set forth in Section 3.1(a)(iii).

1.69 “FDA” has the meaning set forth in Section 4.28.

1.70 “FDA Application Integrity Policy” has the meaning set forth in Section 4.28.

1.71 “FFCRA” means the Families First Coronavirus Response Act.

1.72 “Financial Statements” has the meaning set forth in Section 4.10(a).

1.73 “Foreign Corrupt Practices Act” has the meaning set forth in Section 4.17(b)(ii).

1.74 “Forward Purchase Agreement” means the Forward Purchase Agreement entered into by and among the Purchaser, EcoR1 Panacea Holdings, LLC and each of the purchasers listed on the signature pages thereto executed as of June 30, 2020.

1.75 “Founder” means David Hung, M.D.

1.76 “Founder Shares” means the Class B common stock, par value $0.0001 per share, of the Purchaser prior to amendment and restatement of the Purchaser Charter.

1.77 “Fraud” means actual common law fraud under the Laws of the State of Delaware in the making of a specific representation or warranty set forth in this Agreement.

1.78 “Fully-Diluted Company Shares” means an amount equal to the aggregate number of outstanding shares of Company Capital Stock plus the number of shares of Company Capital Stock issuable pursuant to the vested Company Options, calculated using the treasury method of accounting as of immediately prior to the Effective Time.

1.79 “Fully-Diluted Purchaser Common Stock” has the meaning set forth in Section 8.10.

1.80 “Fundamental Representations” means the representations and warranties contained in Section 4.1 (Corporate Existence and Power), Section 4.2 (Authorization), Section 4.5(a), (b), (c), (f), (g), and (h) (Capitalization) and Section 4.25 (Finders’ Fees).

1.81 “FPA Lock-Up Agreement” has the meaning set forth in the Recitals.

1.82 “GAAP” means United States generally accepted accounting principles, consistently applied.

1.83 “Governmental Approval” has the meaning set forth in Section 4.3.

1.84 “Government Shutdown” means any shutdown of or material interruption to, prior to the Outside Closing Date, the Authorities providing, approving or reviewing the applicable consents, authorizations, orders and approvals of (or filings or registrations with) relating to the Transactions, in each case that relates to the ongoing COVID-19 pandemic.

1.85 “Group” means any two (2) more Persons acting as a group, and all Affiliates of such Person or Persons.

1.86 “Hazardous Material” shall mean any material, emission, chemical, substance or waste that has been designated by any Authority to be radioactive, toxic, hazardous, a pollutant or a contaminant.

1.87 “Hazardous Material Activity” shall mean the transportation, transfer, recycling, storage, use, treatment, manufacture, removal, remediation, release, exposure of others to, sale, labeling, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material, or product manufactured with ozone depleting substances, including, any required labeling, payment of waste fees or charges (including so-called e-waste fees) and compliance with any recycling, product take-back or product content requirements.

1.88 “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

1.89 “Indebtedness” means with respect to any Person, (a) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind (including amounts by reason of overdrafts and amounts owed by reason of letter of credit reimbursement agreements), including with respect thereto, all interests, fees and costs, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person, (d) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any lien or security interest on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (e) all guarantees by such Person and (f) any agreement to incur any of the same. For the avoidance of doubt, Indebtedness shall not include Taxes.

1.90 “Indemnification Agreements” has the meaning set forth in Section 8.7(f).

1.91 “Insured Parties” has the meaning set forth in Section 8.7(a).

1.92 “Intellectual Property Right” means all intellectual property and industrial property rights and rights in confidential information of every kind and description throughout the world, including all U.S. and foreign (a) trademarks, service marks, names, corporate names, trade names, domain names, URLs, logos, slogans, trade dress, design rights, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing (“Trademarks”), (b) patents and patent applications, including any provisionals, non-provisionals, continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof, and any invention disclosures (“Patents”), (c) copyrights, copyrightable materials, copyright registration, applications for copyright registration, and copyrightable subject matter (“Copyrights”), (d) rights in software programs (whether in source code, object code, or other form), algorithms, databases, compilations and data, technology supporting the foregoing, and all documentation, including user manuals and training materials, related to any of the foregoing (“Software”), (e) trade secrets and all other confidential information, ideas, know-how, inventions, proprietary processes, formulas, models and methodologies (“Trade Secrets”), (f) all rights in the foregoing and in other similar intangible assets and (g) all applications and registrations, and any renewals, extensions and reversions, for the foregoing.

1.93 “Interim Period” has the meaning set forth in Section 6.1.

1.94 “IPO” means the initial public offering of the Purchaser pursuant to a prospectus dated July 2, 2020.

1.95 “IRS” means the U.S. Internal Revenue Service.

1.96 “Key Company Employee” has the meaning set forth in Section 11.11(g).

1.97 “Law” means any domestic or foreign, federal, state, municipality or local law, statute, ordinance, code, rule, regulation, legislation, principle of common law, edict, decree, treaty, or Order that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Authority.

1.98 “Leases” means the leases set forth on Schedule 4.22 of the Disclosure Schedule, together with all fixtures and improvements erected on the premises leased thereby.

1.99 “Letter of Transmittal” has the meaning set forth in Section 3.2(b).

1.100 “Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such property or asset, and any conditional sale or voting agreement or proxy, including any agreement to give any of the foregoing.

1.101 “Material Adverse Effect” means a material adverse change or a material adverse effect, individually or in the aggregate, upon on the assets, financial condition, business or operations of the Company Group, taken as a whole; provided, however, that none of the following shall be deemed in and of themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there is, or would reasonably likely to be, a Material Adverse Effect on the Company Group: (i) any event, occurrence, violation, inaccuracy, circumstance or other matter directly resulting from the announcement or pendency of the Transactions (other than for purposes of any representation or warranty contained in Section 4.4 but subject to disclosures in Schedule 4.4 of the Disclosure Schedule); (ii) any event, occurrence, circumstance, change or effect in the industries in which the Company Group operates or in the economy generally or other general business, economic, currency, financial or market conditions, except to the extent that the Company Group is adversely affected materially disproportionately relative to the other participants in such industries or the economy generally, as applicable; (iii) any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to any act of terrorism, war, national or international calamity, pandemic (including the COVID-19 pandemic), epidemic, earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, act of God or other force majeure event or any other similar event, except to the extent that such event, circumstance, change or effect materially disproportionately affects the Company Group relative to other participants in the industries in which the Company Group operates or the economy generally, as applicable; (iv) the failure of the Company to meet internal expectations or projections or the results of operations of the Company Group; (v) any event, occurrence, circumstance, change or effect resulting or arising from the Purchaser’s material breach of this Agreement that is not subsequently cured within 30 days; (vi) any event, occurrence, circumstance, change or effect arising directly or indirectly from or otherwise relating to any change in, or any compliance with or action taken for the purpose of complying with, any Law (including COVID-19 Measures) or GAAP; (vii) the compliance with the express terms of this Agreement, or (viii) any matters disclosed in the Registration Statement; it being understood that the exception in clause “(iv)” shall not prevent or otherwise affect a determination that the underlying cause of any such decline or failure referred to therein (if not otherwise falling within any of the exceptions provided by clauses “(i)” through “(iii)” or “(v)” through “(viii)” hereof) is or would be reasonably likely to be a Material Adverse Effect.

1.102 “Material Contracts” has the meaning set forth in Section 4.14(a).

1.103 “Merger” has the meaning set forth in the Recitals.

1.104 “Merger Sub” has the meaning set forth in the Preamble.

1.105 “Merger Sub Common Stock” has the meaning set forth in Section 5.6(c).

1.106 “New Plans” has the meaning set forth in Section 8.11(a).

1.107 “Non-Recourse Party” means, with respect to a Party, any of such Party’s former, current and future equity holders, controlling persons, directors, officers, employees, agents, representatives, Affiliates, members, managers, general or limited partners, or assignees (or any former, current or future equity holder, controlling person, director, officer, employee, agent, representative, Affiliate, member, manager, general or limited partner, or assignee of any of the foregoing); provided that for the avoidance of doubt, no Party will be considered a Non-Recourse Party.

1.108 “NYSE” means the New York Stock Exchange.

1.109 “NYSE Listing Application” has the meaning set forth in Section 6.4.

1.110 “OFAC” has the meaning set forth in Section 4.17(c).

1.111 “Offer Documents” has the meaning set forth in Section 8.1(a).

1.112 “Old Plans” has the meaning set forth in Section 8.11(a).

1.113 “Order” means any decree, order, judgment, writ, award, injunction, rule or consent of or by an Authority.

1.114 “Ordinary Course of Business” means, at any given time, the ordinary and usual course of operations of the business of the Company and its Subsidiaries (as applicable), consistent with past practice, subject to any reasonable changes required to address any then current facts and circumstances (including requirements to comply with applicable Law) and, in the case of an action taken by the Company or its Subsidiaries, a COVID-19 Response Measure taken to reasonably preserve the health and safety of current Company Employees and independent contractors of the Company who are natural persons).

1.115 “Outside Closing Date” has the meaning set forth in Section 10.1(a).

1.116 “Party” has the meaning set forth in the Preamble.

1.117 “Per Share Merger Consideration” means, (a) with respect to shares of Company Class A Common Stock and shares of Company Series A Preferred Stock issued and outstanding immediately prior to the Effective Time, the right to receive the number of shares of the Purchaser Class A Common Stock set forth in Section 3.1(a)(i) and (b) with respect to shares of Company Class B Common Stock issued and outstanding immediately prior to the Effective Time, the right to receive the number of shares of the Purchaser Class B Common Stock set forth in Section 3.1(a)(ii).

1.118 “Permits” has the meaning set forth in Section 4.16.

1.119 “Permitted Liens” means (a) all defects, exceptions, restrictions, easements, rights of way and encumbrances affecting Real Property that are not, individually or in the aggregate material to the Business; (b) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the Ordinary Course of Business for amounts (i) that are not delinquent, (ii) that are not material to the business, operations and financial condition of the Company so encumbered, either individually or in the aggregate, and (iii) not resulting from a breach, default or violation by the Company Group of any Contract or Law; (c) liens for Taxes or assessments and similar governmental charges or levies, which either are (i) not delinquent or (ii) being contested in good faith and by appropriate proceedings, and adequate reserves have been established with respect thereto; (d) non-exclusive licenses of Intellectual Property Rights (other than with respect to Patents or Trade Secrets) granted in the Ordinary Course of Business consistent with past practice; (e) other liens arising in the Ordinary Course of Business and not incurred in connection and on a basis consistent with past practice in connection with workers’ compensation, unemployment insurance or other types of social security; (f) other liens that do not, individually or in the aggregate, materially impair the use, occupancy or value of the applicable assets of the Company Group; and (g) the Liens set forth on Schedule 1(b).

1.120 “Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

1.121 “Personal Information” means data or information that identifies or can identify a particular natural person and includes “personal data”, “protected health information”, “personally identifiable information”, “personal information” or similar terms under applicable Law.

1.122 “PIPE Investment” has the meaning set forth in the Recitals.

1.123 “PIPE Investment Amount” has the meaning set forth in Section 5.23(a).

1.124 “PIPE Investor” means an investor party to a Subscription Agreement.

1.125 “Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA), bonus, deferred compensation, equity-based or non-equity-based incentive, employment, severance or other material plan or agreement relating to employee or director employment, compensation or benefits.

1.126 “Pre-Closing Recapitalization” has the meaning set forth in Section 2.4.

1.127 “Prior Company Counsel” has the meaning set forth in Section 11.17(a).

1.128 “Prior Purchaser Counsel” has the meaning set forth in Section 11.17(a).

1.129 “Privileged Company Deal Communications” has the meaning set forth in Section 11.17(c).

1.130 “Privileged Purchaser Deal Communications” has the meaning set forth in Section 11.17(c).

1.131 “Prospectus” has the meaning set forth in Section 11.13.

1.132 “Purchase Plan” has the meaning set forth in Section 8.10.

1.133 “Purchaser” has the meaning set forth in the Preamble.

1.134 “Purchaser Advised Parties” has the meaning set forth in Section 11.17(b).

1.135 “Purchaser Board” has the meaning set forth in Section 5.10.

1.136 “Purchaser Board Recommendation” has the meaning set forth in Section 5.10.

1.137 “Purchaser Bylaws” has the meaning set forth in the Recitals.

1.138 “Purchaser Charter” has the meaning set forth in the Recitals.

1.139 “Purchaser Charter Amendment” has the meaning set forth in Section 8.1(a).

1.140 “Purchaser Class A Common Stock” means the Class A common stock, par value $0.0001 per share, of the Purchaser.

1.141 “Purchaser Class B Common Stock” means the Class B common stock, par value $0.0001 per share, of the Purchaser following amendment and restatement of the Purchaser Charter.

1.142 “Purchaser Common Stock” means the Purchaser Class A Common Stock and the Purchaser Class B Common Stock.

1.143 “Purchaser Deal Communications” has the meaning set forth in Section 11.17(c).

1.144 “Purchaser D&O Policy” has the meaning set forth in Section 8.7(b).

1.145 “Purchaser Financials” has the meaning set forth in Section 5.11(b).

1.146 “Purchaser Insured Parties” has the meaning set forth in Section 8.7(b).

1.147 “Purchaser Material Adverse Effect” means (a) a material adverse change or a material adverse effect, individually or in the aggregate, upon on the assets, financial condition, business or operations of the Purchaser, taken as a whole, or (b) any effect, change, event or occurrence that would individually or in the aggregate, prevent, materially delay or materially impair the ability of the Purchaser to consummate the Transactions.

1.148 “Purchaser Material Contract” has the meaning set forth in Section 5.18(a).

1.149 “Purchaser Preferred Stock” means the preferred stock, par value $0.0001 per share, of the Purchaser.

1.150 “Purchaser Private Warrant” means each redeemable warrant issued in the private placement at the time of the consummation of the IPO, entitling the holder thereof to purchase one-third (1/3) of one (1) share of the Purchaser Common Stock at an exercise price of $11.50 per share.

1.151 “Purchaser Public Warrant” means each redeemable warrant that was included as part of each Purchaser Unit in the IPO, entitling the holder thereof to purchase one-third (1/3) of one share of the Purchaser Common Stock at an exercise price of $11.50 per share.

1.152 “Purchaser SEC Documents” has the meaning set forth in Section 5.11(a).

1.153 “Purchaser Securities” has the meaning set forth in Section 5.9.

1.154 “Purchaser Stockholder Approval” has the meaning set forth in Section 8.2(a).

1.155 “Purchaser Stockholder Matters” has the meaning set forth in Section 8.1(a).

1.156 “Purchaser Stockholder Meeting” has the meaning set forth in Section 8.2(a).

1.157 “Purchaser Unit” means a unit of the Purchaser comprised of (a) one share of the Purchaser Common Stock, and (b) one (1) redeemable warrant to purchase one-third (1/3) of one (1) share of the Purchaser Common Stock at an exercise price of $11.50 per share.

1.158 “Purchaser Warrants” means the Purchaser Private Warrants and the Purchaser Public Warrants.

1.159 “Real Property” means, collectively, all real properties and interests therein (including the right to use), together with all buildings, fixtures, trade fixtures, plant and other improvements located thereon or attached thereto; all rights arising out of use thereof (including air, water, oil and mineral rights); and all subleases, franchises, licenses, permits, easements and rights-of-way which are appurtenant thereto.

1.160 “Redemptions” has the meaning set forth in Section 1.10.

1.161 “Registered Company IP” means all Company IP that is (a) owned, exclusively licensed to, or purported to be owned by or exclusively licensed to, a member of the Company Group and (b) registered, filed or issued under the authority of any Authority, including all Patents, registered Copyrights, registered Trademarks, domain names, and all applications for registration of any of the foregoing.

1.162 “Registration Rights Agreement” means the agreement between the Purchaser and certain Stockholders to be entered into on or prior to the Closing in a form that is mutually acceptable to the Company and the Purchaser.

1.163 “Registration Statement” means the Registration Statement on Form S-4, or another appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by the Purchaser under the Securities Act with respect to the shares of the Purchaser Common Stock to be issued to stockholders of the Company pursuant to this Agreement.

1.164 “Rejection Recommendation” has the meaning set forth in Section 1.192.

1.165 “Representatives” means, collectively, with respect to any Person, such Person’s officers, directors, Affiliates, employees, agents or advisors, including any investment banker, broker, attorney, accountant, consultant or other authorized representative of such Person.

1.166 “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

1.167 “SEC” means the U.S. Securities and Exchange Commission.

1.168 “Section 16” has the meaning set forth in Section 6.6.

1.169 “Securities Act” means the Securities Act of 1933, as amended.

1.170 “Sponsor” has the meaning set forth in the Recitals.

1.171 “Sponsor and Founder Lock-Up Agreement” has the meaning set forth in the Recitals.

1.172 “Sponsor Support Agreement” has the meaning set forth in the Recitals.

1.173 “Standard Contracts” means (a) “shrink wrap” or other licenses for generally commercially available software (including open source software) or hosted services and (b) Contracts with the employees or contractors of a member of the Company Group substantially on the Company Group’s standard forms.

1.174 “Stockholder Lock-Up Agreement” has the meaning set forth in the Recitals.

1.175 “Stockholder Support Agreement” has the meaning set forth in the Recitals.

1.176 “Stockholders” has the meaning set forth in the Recitals.

1.177 “Subscription Agreement” has the meaning set forth in the Recitals.

1.178 “Subsidiary” means each entity of which at least fifty percent (50%) of the capital stock or other equity or voting securities are Controlled or owned, directly or indirectly, by the Company.

1.179 “Support Agreements” means collectively, the Stockholder Support Agreements and the Sponsor Support Agreements.

1.180 “Surviving Corporation” has the meaning set forth in the Recitals.

1.181 “Target Share Amount” means one-hundred fifty million (150,000,000).

1.182 “Tax Return” means any return, information return, declaration, claim for refund or credit, report or any similar statement, and any amendment thereto, including any attached schedule and supporting information, whether on a separate, consolidated, combined, unitary or other basis, that is filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or payment of a Tax or the administration of any Law relating to any Tax.

1.183 “Tax(es)” means any federal, state, local or foreign tax, charge, fee, levy, custom, duty, deficiency, or other assessment in the nature of a tax imposed by any Taxing Authority (including any income (net or gross), gross receipts, profits, windfall profit, sales, use, goods and services, ad valorem, franchise, license, withholding, employment, social security, workers compensation, unemployment compensation, employment, payroll, transfer, excise, import, real property, personal property, intangible property, occupancy, recording, minimum, alternative minimum, environmental or estimated tax), together with any interest, penalty, additions to tax or additional amount imposed with respect thereto.

1.184 “Taxing Authority” means the IRS and any other Authority responsible for the administration, imposition, regulation, enforcement, assessment, determination or collection of any Tax.

1.185 “Transaction Expenses” of a Person means, without duplication, the aggregate expenses, fees and disbursements of all attorneys, accountants and investment bankers for which a Person is liable in connection with the negotiation, execution, delivery and performance of this Agreement through the Closing that remain unpaid or outstanding as of the Closing. Except for the repayment of any loans to Sponsor, none of the Purchaser, the Purchaser’s equityholders, Sponsor or any of their Affiliates shall receive any transaction, monitoring, management or other fees in connection with the Transactions.

1.186 “Transaction Litigation” shall have the meaning set forth in Section 7.2(c).

1.187 “Transaction Securities” means the shares of the Purchaser Common Stock issued as consideration for the Merger, shares of the Purchaser Class A Common Stock issued pursuant to the Subscription Agreements, and the shares of the Purchaser Class A Common Stock issued pursuant to the Forward Purchase Agreement.

1.188 “Transactions” means the transactions contemplated by this Agreement, including the Merger, and the Additional Agreements.

1.189 “Transfer Agent Cancellation” shall have the meaning set forth in Section 3.2(b).

1.190 “Transfer Taxes” means all transfer, documentary, sales, use, stamp, registration, value-added (to the extent irrecoverable), excise, stock transfer, filing, real property transfer, recording, and other similar Taxes and fees (including any penalties and interest) applicable to or incurred in connection with the Transactions.

1.191 “Triggering Event” shall be deemed to have occurred if: (a) a Change of Recommendation shall have been effected or occurred for any reason; (b) the Purchaser shall have failed to convene or hold the Purchaser Stockholder Meeting in accordance with Section 8.2; (c) the Purchaser or the Company shall have breached any of the provisions of Section 6.7 in any material respect; (d) the Purchaser Board fails to reaffirm the Purchaser Board Recommendation within 10 Business Days after the Company requests in writing that such recommendation be reaffirmed in response to an Acquisition Proposal or material modification to an Acquisition Proposal that has been publicly announced or otherwise becomes publicly known (or if such request is delivered less than 10 Business Days prior to the Purchaser Stockholder Meeting, no later than one (1) Business Day prior to the Purchaser Stockholder Meeting; provided that if such Acquisition Proposal is subsequently modified within such period, then the Purchaser Board shall be required to reaffirm such recommendation no later than one (1) Business Day prior to the Purchaser Stockholder Meeting); or (e) a tender or exchange offer relating to securities of the Purchaser shall have been commenced by a Person unaffiliated with the Company and the Purchaser fails to send to its stockholders pursuant to Rule 14e-2 promulgated under the Securities Act, within 10 Business Days after such tender or exchange offer is first published, sent or given, a statement disclosing that the Purchaser unconditionally recommends rejection of such tender or exchange offer (the “Rejection Recommendation”) and reaffirms the Purchaser Board Recommendation or fails to reaffirm the Rejection Recommendation in any press release published by the Purchaser (or by any of its Affiliates or Representatives) or in any Schedule 14D-9 filed by the Purchaser with the SEC, in each case relating to such tender offer or exchange offer, at any time after the foregoing 10 Business Day period.

1.192 “Trust Account” has the meaning set forth in Section 5.8.

1.193 “Trust Agreement” has the meaning set forth in Section 5.8.

1.194 “Trust Fund” has the meaning set forth in Section 5.8.

1.195 “Trustee” has the meaning set forth in Section 5.8.

1.196 “Unaudited Financial Statements” has the meaning set forth in Section 4.10(a).

1.197 “Written Consent” has the meaning set forth in Section 8.4.

1.198 “10% Owner” has the meaning set forth in Section 1.51.

ARTICLE II

THE MERGER

2.1 The Merger. At the Effective Time, on the terms and subject to the conditions set forth herein and in accordance with the applicable provisions of the DGCL, Merger Sub and the Company shall consummate the Merger, following which the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Corporation after the Merger and as a direct, wholly owned subsidiary of the Purchaser.

2.2 Effective Time. On the terms and subject to the conditions set forth herein, on the Closing Date, the Company and Merger Sub shall cause the Merger to be consummated by filing the certificate of merger in substantially the form of Exhibit H attached hereto (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL (the time of such filing, or such later time as may be agreed in writing by the Company and the Purchaser and specified in the Certificate of Merger, being the “Effective Time”).

2.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of Merger Sub and the Company shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Corporation, which shall include the assumption by the Surviving Corporation of any and all agreements, covenants, duties and obligations of Merger Sub and the Company set forth in this Agreement to be performed after the Effective Time.

2.4 Pre-Closing Recapitalization. At any time prior to the Closing Date, without breach of any representation, warranty, covenant or agreement of the Company under this Agreement and notwithstanding anything to the contrary contained herein, the Company and the Founder shall be permitted to (i) file an amended and restated certificate of incorporation in the form of Exhibit I attached hereto (the “New Company Certificate of Incorporation”), pursuant to which, among other things, each existing share of Company Common Stock held by any Stockholder as of immediately prior to such recapitalization will be exchanged for one (1) new share of Company Class A Common Stock, (ii) effect the transactions contemplated by the Share Exchange Agreement dated as of October 5, 2020 between the Company and the Founder, a copy of which is attached hereto as Exhibit J (or if so determined by the Company and the Founder, effect such transactions with respect to a portion of the Founder’s existing shares), pursuant to which existing shares of Company Common Stock and/or Company Series A Preferred Stock held by the Founder as of immediately prior to such transactions will be exchanged for new shares of Company Class B Common Stock, and (iii) effect the conversion of any or all of the shares of Company Class B Common Stock held by the Founder as a result of such transactions into shares of Company Class A Common Stock in accordance with the provisions of the New Company Certificate of Incorporation (the “Pre-Closing Recapitalization”).

2.5 Governing Documents.

(a) Subject to Section 8.7, at the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation shall be amended to read the same as the certificate of incorporation and bylaws of Merger Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be “Nuvation Bio Inc.”.

(b) At the Closing, the Purchaser shall amend and restate, immediately prior to the Effective Time, its certificate of incorporation to be substantially in the form of Exhibit A attached hereto, pursuant to which the Purchaser shall have a dual class structure consisting of Company Class A Common Stock and Company Class B Common Stock.

2.6 Closing. Unless this Agreement is earlier terminated in accordance with Article 9.3(g), the closing of the Transactions (the “Closing”) (a) electronically by the mutual exchange of electronic signatures (including portable document format (.PDF)) commencing as promptly as practicable (and in any event no later than 10:00 a.m. Eastern Time on the third (3rd) Business Day) following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article IX other than those conditions that by their terms or nature are to be satisfied at the Closing; provided that such conditions are satisfied or, to the extent permitted by applicable Law, waived at the Closing) or (b) at such other place, time or date as the Purchaser and the Company may mutually agree in writing. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date”.

2.7 Payment of Expenses.

(a) No later than two (2) Business Days prior to the Closing Date, the Company shall provide to the Purchaser a written report setting forth a list of all of the Company’s Transaction Expenses as of the Closing Date. On the Closing Date at or following the Closing, the Purchaser shall pay or cause to be paid by wire transfer of immediately available funds all such Transaction Expenses. For the avoidance of doubt, the Company’s outstanding Transaction Expenses shall not include any fees and expenses of the Stockholders.

(b) No later than two (2) Business Days prior to the Closing Date, the Purchaser shall provide to the Company a written report setting forth a list of all of the Purchaser’s Transaction Expenses as of the Closing Date. On the Closing Date at or following the Closing, the Purchaser shall pay or cause to be paid by wire transfer of immediately available funds all such Transaction Expenses.

2.8 Directors and Officers of the Surviving Corporation. The Parties shall take all actions necessary such that immediately after the Effective Time, the board of directors and officers of the Surviving Corporation shall be the directors and executive officers set forth on Schedule 2.8.

2.9 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation following the Merger with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the applicable directors and officers of the Company and Merger Sub (or their designees) are fully authorized in the name of their respective corporations/companies or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

ARTICLE III

CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

3.1 Conversion of Securities; Assumption of Company Options.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of the Purchaser, Merger Sub, the Company or the holders of any of the following securities:

(i) each share of Company Class A Common Stock and each share of Company Series A Preferred Stock issued and outstanding immediately prior to the Effective Time shall be canceled and converted into the right to receive the number of shares of the Purchaser Class A Common Stock equal to the Exchange Ratio;

(ii) each share of Company Class B Common Stock issued and outstanding immediately prior to the Effective Time shall be canceled and converted into the right to receive the number of shares of the Purchaser Class B Common Stock equal to the Exchange Ratio;

(iii) any shares of Company Capital Stock held in the treasury of the Company or owned by the Purchaser, Merger Sub or the Company immediately prior to the Effective Time (each, an “Excluded Share”) shall be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto;

(iv) each issued and outstanding share of common stock of Merger Sub shall be converted into and become one (1) validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Surviving Corporation, which shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence; and

(v) each option to purchase Company Class A Common Stock (each, a “Company Option”) that is outstanding under the 2019 Equity Incentive Plan immediately prior to the Closing, whether vested or unvested, shall be assumed by the Purchaser and converted into an option to purchase shares of the Purchaser Class A Common Stock (each, a “Converted Option”) equal to the product (rounded down to the nearest whole number) of (a) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time and (b) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (i) the exercise price per share of such Company Option immediately prior to the Effective Time divided by (ii) the Exchange Ratio; provided, however, that the exercise price and the number of shares of the Purchaser Common Stock purchasable pursuant to the Converted Options shall be determined in a manner consistent with the requirements of Section 409A of the Code; provided, further, however, that in the case of any Converted Option to which Section 422 of the Code applies, the exercise price and the number of shares of the Purchaser Common Stock purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments in a manner consistent with Treasury Regulation Section 1.424-1, such that the Converted Option will not constitute a modification of such Company Option for purposes of Section 409A or Section 424 of the Code. Except as specifically provided above, following the Effective Time, each Converted Option shall continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding former Company Option immediately prior to the Effective Time. At or prior to the Effective Time, the Company shall take any actions that are necessary to effectuate the treatment of the Company Options pursuant to this subsection.

(b) For purposes of calculating the aggregate amount of shares of the Purchaser Class A Common Stock or the Purchaser Class B Common Stock, as the case may be, issuable to each holder of shares of Company

Capital Stock pursuant to the terms of this Section 3.1, all shares of Company Class A Common Stock, Company Class B Company Stock and all shares of Company Series A Preferred Stock held by such holder shall be aggregated amongst themselves, and the aggregate number of shares of the Purchaser Class A Common Stock or the Purchaser Class B Common Stock, as the case may be, to be issued in respect of such aggregate number of shares held by such holder shall be rounded down to the nearest whole number.

(c) At the Closing, the Purchaser shall assume all of the obligations of the Company under the 2019 Equity Incentive Plan in respect of Company Options, and shall, subject to and in accordance with Section 3.1(a)(v), assume such outstanding awards and the obligations under the agreements evidencing such awards. The Purchaser shall take all corporate action necessary to reserve for issuance a number of authorized but unissued shares of the Purchaser Class A Common Stock for delivery upon settlement of the assumed Company Options in accordance with Section 3.1(a)(v). Once permitted by applicable Law, the Purchaser shall file or otherwise have available a registration statement on Form S-8 with respect to the shares of the Purchaser Class A Common Stock subject to the assumed Company Options to the extent available for registration on Form S-8.

3.2 Exchange of Certificates.

(a) Exchange Agent. On the Closing Date, the Purchaser shall deposit, or shall cause to be deposited, with a bank or trust company that shall be designated by the Purchaser and is reasonably satisfactory to the Company (the “Exchange Agent”), (i) for the benefit of the holders of Company Class A Common Stock and Company Series A Preferred Stock, for exchange in accordance with this Article III, the number of shares of the Purchaser Class A Common Stock sufficient to deliver the aggregate Per Share Merger Consideration payable with respect thereto pursuant to Section 3.1(a)(i) of this Agreement and (ii) for the benefit of the holders of Company Class B Common Stock, for exchange in accordance with this Article III, the number of shares of the Purchaser Class B Common Stock sufficient to deliver the aggregate Per Share Merger Consideration payable with respect thereto pursuant to Section 3.1(a)(ii) of this Agreement (such shares of the Purchaser Class A Common Stock and the Purchaser Class B Common Stock, in each case referred to in the preceding clauses (i) and (ii), together with any dividends or distributions with respect thereto pursuant to Section 3.1(c), being hereinafter referred to as the “Exchange Fund”). The Purchaser shall cause the Exchange Agent pursuant to irrevocable instructions, to pay the Per Share Merger Consideration out of the Exchange Fund in accordance with this Agreement. Except as contemplated by Section 3.1(c), the Exchange Fund shall not be used for any other purpose. All shares deposited hereunder shall not be certificated.

(b) Exchange Procedures.

(i) As promptly as practicable after the Effective Time, the Purchaser shall use its reasonable best efforts to cause the Exchange Agent to mail to each holder of Company Capital Stock evidenced by certificates (the “Certificates”) entitled to receive the Per Share Merger Consideration pursuant to Section 3.1: a letter of transmittal, which shall be in a form reasonably acceptable to the Purchaser and the Company (the “Letter of Transmittal”) and shall specify (a) that delivery shall be effected, and risk of loss and title to the certificates evidencing such Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent or confirmation of cancellation of such Certificates from the Company’s transfer agent, eShares, Inc. (DBA Carta, Inc.) (each, a “Transfer Agent Cancellation”); and (b) instructions for use in effecting the surrender of the Certificates pursuant to the Letter of Transmittal. Within two (2) Business Days (but in no event prior to the Effective Time) after the surrender to the Exchange Agent of all Certificates held by such holder for cancellation (or a Transfer Agent Cancellation), together with a Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto and such other documents as may be required pursuant to such instructions, the holder of such Certificates shall be entitled to receive in exchange therefore, and the Purchaser shall use commercially reasonable efforts to cause the Exchange Agent to deliver, the applicable Per Share Merger Consideration in accordance with the provisions of Section 3.1, and the

Certificate(s) so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this Section 3.2, each Certificate entitled to receive the applicable Per Share Merger Consideration in accordance with Section 3.1 shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the applicable Per Share Merger Consideration that such holder is entitled to receive in accordance with the provisions of Section 3.1.

(ii) Within two (2) Business Days following receipt of a completed Letter of Transmittal (but in no event prior to the Effective Time), the Purchaser shall cause the Exchange Agent to deliver to each holder of Company Capital Stock, as of immediately prior to the Effective Time, represented by book-entry the Per Share Merger Consideration in accordance with the provisions of Section 3.1, and such Company Capital Stock shall forthwith be cancelled.

(c) Distributions with Respect to Unexchanged Shares of the Purchaser Common Stock. No dividends or other distributions declared or made after the Effective Time with respect to the Purchaser Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of the Purchaser Common Stock represented thereby until the holder of such Certificate shall surrender such Certificate in accordance with Section 3.2(b). Subject to the effect of escheat, tax or other applicable Laws, following surrender of any such Certificate, the Purchaser shall use commercially reasonable efforts to pay or cause to be paid to the holder of shares of the Purchaser Common Stock issued in exchange therefore, without interest, (i) promptly, but in any event within five (5) Business Days of such surrender, the amount of dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such shares of the Purchaser Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such shares of the Purchaser Common Stock.

(d) No Further Rights in Company Common Stock and Company Series A Preferred Stock. The Per Share Merger Consideration payable upon conversion of the Company Capital Stock in accordance with the terms hereof shall be deemed to have been paid and issued in full satisfaction of all rights pertaining to such Company Capital Stock.

(e) Adjustments to Per Share Merger Consideration. The Per Share Merger Consideration shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Purchaser Common Stock or the Purchaser Preferred Stock occurring on or after the date of this Agreement and prior to the Effective Time (but, for the avoidance of doubt, shall not be adjusted to reflect any change in the capitalization of the Company, except to the extent expressly set forth in the definition of “Exchange Ratio” and its components).

(f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Company Capital Stock for one (1) year after the Effective Time shall be delivered to the Purchaser, upon demand, and any holders of Company Capital Stock who have not theretofore complied with this Section 3.2 shall thereafter look only to the Purchaser for the Per Share Merger Consideration. Any portion of the Exchange Fund remaining unclaimed by holders of Company Capital Stock as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any government entity shall, to the extent permitted by applicable law, become the property of the Purchaser free and clear of any claims or interest of any person previously entitled thereto.

(g) No Liability. None of the Exchange Agent, the Purchaser or the Surviving Corporation shall be liable to any holder of Company Capital Stock for any such Company Capital Stock (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law in accordance with this Section 3.2.

(h) Withholding Rights. Each of the Surviving Corporation and the Purchaser shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of

Company Capital Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. Each of the Surviving Corporation and the Purchaser shall use commercially reasonable efforts to cooperate with any holder of Company Capital Stock to reduce or eliminate such deduction and withholding. To the extent that amounts are so withheld by the Surviving Corporation or the Purchaser, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Capital Stock (or intended recipients of compensatory payments) in respect of which such deduction and withholding was made by the Surviving Corporation or the Purchaser, as the case may be.

(i) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact and related indemnity by the person claiming such Certificate to be lost, stolen or destroyed (such affidavit and indemnity to be in form and substance reasonably satisfactory to the Purchaser and the Surviving Corporation but in any case to not require the delivery of a bond), the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate, the applicable Per Share Merger Consideration that such holder is otherwise entitled to receive pursuant to, and in accordance with, the provisions of Section 3.1.

3.3 Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Company Capital Stock thereafter on the records of the Company. From and after the Effective Time, the holders of Certificates representing Company Capital Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Company Capital Stock, except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Certificates presented to the Exchange Agent or the Purchaser for any reason shall be converted into the applicable Per Share Merger Consideration in accordance with the applicable provisions of Section 3.1.

3.4 Appraisal Rights.

(a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the DGCL, shares of Company Common Stock and Company Series A Preferred Stock that are outstanding immediately prior to the Effective Time and that are held by Stockholders who shall have neither voted in favor of the Merger nor consented thereto in writing and who shall have demanded properly in writing appraisal for such Company Common Stock or Company Series A Preferred Stock in accordance with Section 262 of the DGCL and otherwise complied with all of the provisions of the DGCL relevant to the exercise and perfection of dissenters’ rights shall not be converted into, and such stockholders shall have no right to receive, the applicable Per Share Merger Consideration unless and until such stockholder fails to perfect or withdraws or otherwise loses his, her or its right to appraisal and payment under the DGCL. Any stockholder of the Company who fails to perfect or who effectively withdraws or otherwise loses his, her or its rights to appraisal of such shares of Company Common Stock or Company Series A Preferred Stock under Section 262 of the DGCL shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the applicable Per Share Merger Consideration, without any interest thereon, upon surrender, in the manner provided in this Article III, of the Certificate or Certificates that formerly evidenced such shares of Company Common Stock or Company Series A Preferred Stock (as the case may be).

(b) Prior to the Closing, the Company shall give the Purchaser (i) prompt notice of any demands for appraisal received by the Company and any withdrawals of such demands, and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Disclosure Schedule, the Company hereby represents and warrants to the Purchaser that each of the following representations and warranties are true, correct and complete as of the date of this Agreement and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case such representations and warranties shall be so true, correct and complete as of such earlier date).

4.1 Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. The Company has all power and authority, corporate and otherwise, and all governmental licenses, franchises, Permits, authorizations, consents and approvals required to own and operate its properties and assets and to carry on the Business as presently conducted and as proposed to be conducted. The Company is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its Business as currently conducted makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a Material Adverse Effect.

4.2 Authorization. The execution, delivery and performance by the Company of this Agreement and the Additional Agreements to which the Company is a party and the consummation by the Company of the Transactions are within the corporate powers of the Company and, subject to receipt of the Company Stockholder Approval, have been duly authorized by all necessary action on the part of the Company. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by each other Party to this Agreement and by each other party to the Additional Agreements, constitutes, and, upon their execution and delivery, each of the Additional Agreements will constitute, a valid and legally binding agreement of the Company enforceable against the Company in accordance with their respective terms, except as may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

4.3 Governmental Authorization. Except for filings under the HSR Act, neither the execution, delivery nor performance by the Company of this Agreement or any Additional Agreements to which the Company is a Party requires any consent, approval, license, order or other action by or in respect of, or registration, declaration or filing with, any Authority as a result of the execution, delivery and performance of this Agreement or any of the Additional Agreements or the consummation of the Transactions (each of the foregoing, a “Governmental Approval”).

4.4 Non-Contravention. Subject to the receipt of the Company Stockholder Approval, none of the execution, delivery or performance by the Company of this Agreement or any Additional Agreements does or will (a) contravene or conflict with the organizational or constitutive documents of any member of the Company Group, (b) contravene or conflict with or constitute a violation of any provision of any Law or Order binding upon or applicable to the Company Group, (c) constitute a default under or breach of (with or without the giving of notice or the passage of time or both) or violate or give rise to any right of termination, cancellation, amendment or acceleration of any right or obligation of the Company Group or require any payment or reimbursement or to a loss of any material benefit relating to the Business to which the Company Group are entitled under any provision of any Material Contract, (d) result in the creation or imposition of any Lien on any Company Common Stock, or (e) result in the creation or imposition of any Lien (except for Permitted Liens) on any of the Company Group’s assets, except, in the case of (b), (c), (d) and (e), as would not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect.

4.5 Capitalization.

(a) The Company is authorized to issue 880,000,000 shares of common stock, par value $0.0001 per share (the “Company Common Stock”) of which 400,000,000 shares are issued and outstanding as of the date hereof. The Company is authorized to issue 360,500,000 shares of preferred stock, par value $0.0001 per share of which 360,386,897 are issued and outstanding as of the date hereof, all of which shares are designated as Series A Preferred Stock (the “Company Series A Preferred Stock”). The Company has 41,994,218 shares of Company Common Stock subject to outstanding Company Options as of the date hereof, with another 11,737,347 shares of Company Common Stock authorized for issuance under the 2019 Equity Incentive Plan as of the date hereof. No Company Common Stock is held in its treasury. All of the issued and outstanding shares of Company Common Stock and Company Series A Preferred Stock have been duly authorized and validly issued, is fully paid and non-assessable, have been issued and granted in compliance with applicable securities laws and other applicable Laws, and have not been issued in violation of any preemptive or similar rights of any Person.

(b) Immediately following the Pre-Closing Recapitalization, (i) each share of Company Common Stock held by any Stockholder as of immediately prior to such recapitalization shall have been exchanged for one (1) new share of Company Class A Common Stock, following which (ii) the Founder shall have exchanged 281,130,898 shares of Company Common Stock and 12,963,780 shares of Company Series A Preferred Stock for 294,094,678 shares of newly issued Company Class B Common Stock. As of immediately following the Pre-Closing Recapitalization, the Company will be authorized to issue (i) 880,000,000 shares of Company Class A Common Stock, (ii) 294,094,678 shares of Company Class B Common Stock, of which 294,094,678 shares shall be issued and outstanding (all of which shall be held of record by the Founder) (assuming no exercise of Company Options), and 360,500,000 shares of Company Series A Preferred Stock, of which 347,423,117 shares shall be issued and outstanding. All of the issued and outstanding Company Common Stock and Company Series A Preferred Stock shall have been duly authorized and validly issued, be fully paid and non-assessable and shall not have been issued in violation of any preemptive or similar rights of any Person. No outstanding Company Common Stock or Company Series A Preferred Stock shall be subject to any right of first refusal, right of first offer, preemptive right or similar restriction other than as set forth in Schedule 4.5(b).

(c) The only Company Common Stock that will be outstanding immediately after the Closing will be the Company Common Stock owned by the Purchaser following the consummation of the Merger. No other class of capital stock of the will be authorized or outstanding at that time. After the Effective Time, all of the shares of Company Series A Preferred Stock shall no longer be outstanding and shall cease to exist, and each previous holder of Company Series A Preferred Stock shall thereafter cease to have any rights with respect to such securities. Each share of Company Series A Preferred Stock is convertible into one (1) share of Company Series A Common Stock.

(d) Schedule 4.5(d) sets forth, as of the date of this Agreement, the following information with respect to each Company Option outstanding: (i) whether the Company Option satisfies the requirements of Section 422 of the Code; (ii) the name of the Company Option holder; (iii) whether the Company Option holder is a Company Employee or a director of the Company; (iv) the number of shares of Company Common Stock subject to such Company Option; (v) the exercise price of such Company Option; (vi) the date on which such Company Option was granted; (vii) the date on which such Company Option expires; and (viii) the vesting schedule of the Company Option, including the terms of any acceleration rights thereunder. The Company has prior to the date of this Agreement made available to the Purchaser true, complete and correct copies of the 2019 Equity Incentive Plan as in effect as of the date of this Agreement pursuant to which the Company has granted the Company Options that are currently outstanding and the form of all stock award agreements evidencing such Company Options. No Company Option was granted with an exercise price per share less than the fair market value as of the date such Company Option was granted. All shares of the Company subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. In addition, Schedule 4.5(d) sets forth all commitments the Company has made to grant Company Options that have not yet been granted as of the date of this Agreement, specifying: (i) the name of the person to whom Company Options were promised by the Company; (ii) the type of Company Option promised by the Company (i.e. whether such Company Option is intended to satisfy the requirements of Section 422 of the Code); and (iii) the number of each type of Company Option promised by the Company.

(e) Immediately following the Pre-Closing Recapitalization, all of the issued and outstanding Company Common Stock and Company Series A Preferred Stock shall be owned of record by the Stockholders and in the amounts and classes as set forth on Schedule 4.5(e).

(f) Except as set forth in the Company’s organizational documents, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of Company Common Stock, Company Series A Preferred Stock or any capital equity of the Company. There are no outstanding contractual obligations of the Company to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, the equity of any other Person. There are no: (i) outstanding subscriptions, options, warrants, rights (including “phantom stock rights”), calls, commitments, understandings, conversion rights, rights of exchange, plans or other agreements of any kind providing for the purchase, issuance or sale of any shares of the Company or (ii) any agreement to which the Company is a party, or to the knowledge of the Company or, any other agreements, with respect to the Company Common Stock or Company Series A Preferred Stock, including any voting trust, other voting agreement or proxy with respect thereto.

(g) (i) There are no commitments or agreements of any character to which the Company is bound obligating the Company to accelerate the vesting of any Company Option as a result of the proposed Transactions herein and (ii) all outstanding shares of the Company and all outstanding Company Options have been issued and granted in compliance with (A) all applicable securities laws and other applicable laws, (B) the terms of the 2019 Equity Incentive Plan (if applicable) and (C) all pre-emptive rights and other requirements set forth in applicable contracts to which the Company is a party. No outstanding Company Common Stock is subject to any right of first refusal, right of first offer, preemptive right or similar restriction other than as set forth in Schedule 4.5(b).

(h) Except for the shares of Company Common Stock and Company Series A Preferred Stock held by the Stockholders and Company Options, no shares or other equity or voting interest of the Company, or options, warrants or other rights to acquire any such shares or other equity or voting interest, of the Company is authorized or issued and outstanding.

4.6 Charter Documents. Copies of the certificate of incorporation and the amended and restated bylaws of the Company (the “Company Charter Documents”) have heretofore been made available to the Purchaser, and such copies are each true and complete copies of such instruments as amended and in effect on the date hereof. The Company Charter Documents are in full force and effect and the Company is not in violation of any of the provisions of the Company Charter Documents.

4.7 Corporate Records. All proceedings occurring of the Company Board since inception of the Company, including committees thereof, and all consents to actions taken thereby, are accurately reflected in the minutes and records contained in the corporate minute books of the Company in all material respects, which are complete and have been maintained in accordance with sound business practices.

4.8 Third Parties. Except as set forth on Schedule 4.8, to the knowledge of the Company no Key Company Employee, is an employee of, or provides any service for compensation to (other than as a board or advisory group member), any other business concern. Other than offer letters for employment or Company Option grant agreements or exercise notices, Schedule 4.8 lists each Contract to which the Company, on the one hand, and any Stockholder, on the other hand, is a party, including any such Contract pursuant to which a Stockholder or any Affiliate of a Stockholder owns, directly or indirectly, in whole or in part, any tangible or intangible property (including Intellectual Property Rights) that is used or held for use by any member of the Company Group or the use of which is necessary for the conduct of the Business or the ownership or operation of the Company’s assets. Schedule 4.8 sets forth a complete and accurate list of the Affiliates of the Company and the ownership interests in the Affiliate of the Company and each Stockholder.

4.9 Subsidiaries.

(a) Schedule 4.9 of the Disclosure Schedule sets forth each Subsidiary of the Company on the date hereof, and, except as set forth in Schedule 4.9, the Company does not currently own, directly or indirectly, securities or other ownership interests in any other entity. The Company owns 100% of the issued and outstanding capital stock and securities of each Person listed on Schedule 4.9.

(b) Each Subsidiary is a corporation or limited liability company duly organized, validly existing and in good standing under and by virtue of the Laws of the jurisdiction of its formation set forth by its name on Schedule 4.9. Each Subsidiary has all power and authority, corporate and otherwise, required to own and operate its properties and assets and to carry on the Business as presently conducted. Other than as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Subsidiary is duly qualified as a foreign corporation, partnership or limited liability company, as applicable, to transact the Business in each jurisdiction in which the character of the property owned or leased by any Subsidiary or the nature of its activities make qualification of such Subsidiary in any such jurisdiction necessary. No Subsidiary has entered into any agreement in respect of any merger, consolidation, sale of all or substantially all of its assets, reorganization, recapitalization, dissolution or liquidation.

4.10 Financial Statements.

(a) True and correct copies of (i) the audited consolidated financial statements of the Company as of December 31, 2019 and December 31, 2018 (the “Audited Financial Statements”) consisting of the audited consolidated balance sheets as of such dates, and the audited consolidated statements of operations, comprehensive loss, equity and cash flows for such periods and (ii) unaudited financial statements (the “Unaudited Financial Statements”) from December 31, 2019 through June 30, 2020 (collectively, the “Financial Statements” and the unaudited consolidated balance sheet as of June 30, 2020 (the “Balance Sheet Date”) included therein, the “Balance Sheet”), have been provided to the Purchaser.

(b) The Financial Statements (i) were prepared in accordance with GAAP consistently applied, (ii) comply with all applicable accounting requirements under the Securities Act and the rules and regulations of the SEC thereunder and (iii) fairly present in all material respects, in conformity with GAAP applied on a consistent basis, the financial position of the Company Group as of the dates thereof and the results of operations of the Company Group for the periods reflected therein (subject to normal and recurring year-end adjustments that are not, individually or in the aggregate, material).

(c) As of the date of this Agreement, the Company Group does not have any liabilities of the type required to be disclosed in the liabilities column of a consolidated balance sheet prepared in accordance with GAAP, except for: (i) liabilities disclosed on the Balance Sheet; (ii) liabilities or obligations incurred pursuant to the terms of this Agreement; (iii) liabilities for performance of obligations of the Company Group under Contracts binding upon the applicable member of the Company Group (other than resulting from any breach or acceleration thereof) either delivered or made available to the Purchaser or the Purchaser’s Representatives prior to the date of this Agreement or entered into in the Ordinary Course of Business ; (iv) liabilities incurred in the Ordinary Course of Business since the date of the Balance Sheet; and (v) liabilities that individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect.

(d) The Company and each of its Subsidiaries make and keep accurate Books and Records and maintain a system of internal accounting controls designed, and which the Company believes is sufficient, to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

4.11 Absence of Certain Changes. Since the Balance Sheet Date through the date of this Agreement, the Company Group has conducted the Business in the Ordinary Course of Business. Without limiting the generality of the foregoing, since the Balance Sheet Date through the date of this Agreement, there has not been:

(a) any Material Adverse Effect;

(b) any declaration, setting aside or payment of any dividend on, or other distribution in respect of, any of the Company Group’s capital stock, or any purchase, redemption or other acquisition by the Company Group of any of the Company Group’s capital stock or any other securities of the Company Group or any options, warrants, calls or rights to acquire any such shares or other securities;

(c) any split, combination or reclassification of any of the Company Group’s capital stock;

(d) any material change by the Company Group in its accounting methods, principles or practices, except as required by concurrent changes in GAAP (or any interpretation thereof) or applicable Law;

(e) any change in the auditors of the Company Group;

(f) any issuance of capital stock of the Company Group;

(g) any revaluation by the Company Group of any of its assets, including any sale of assets of the Company Group other than in the Ordinary Course of Business;

(h) (i) any material amendment to or termination of any Material Contract, (ii) any material amendment to any material Permit from any Authority held by the Company, and (iii) any receipt of notice of termination of any of the items referenced in (i) and (ii);

(i) any material Tax election changed or revoked by the Company Group; any claim, audit or assessment in respect of any income or other material Taxes settled or compromised by the Company Group; or any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement relating to any Tax (other than an ordinary commercial agreement not primarily related to Taxes) entered into by the Company Group;

(j) except as set forth on Schedule 4.11(j), any amendment to the Company Group’s organizational documents, or any engagement by the Company Group in any merger, consolidation, reorganization, reclassification, liquidation, dissolution or similar transaction;

(k) any action taken or agreed upon by the Company Group that would be prohibited by Section 6.1(a) if such action were taken on or after the date hereof without the consent of the Purchaser; or

(l) any commitment or agreement to do any of the foregoing.

4.12 Properties; Title to the Company’s Assets. Except as would not be individually or in the aggregate, reasonably likely to have a Material Adverse Effect, the Company has good, valid and marketable title in and to, or in the case of the Leases and the assets which are leased or licensed pursuant to Contracts, a valid leasehold interest or license in or a right to use, all of their assets reflected on the Balance Sheet. No such asset is subject to any Liens other than Permitted Liens. Except as would not be, individually or in the aggregate, reasonably likely to have a Material Adverse Effect, the Company Group’s assets constitute all of the assets of any kind or description whatsoever, including goodwill, for the Company Group to operate the Business immediately after the Closing in the same manner as the Business is currently being conducted. This Section 4.12 shall not cover Intellectual Property Rights, which is addressed in Section 4.18.

4.13 Litigation. As of the date of this Agreement, there is no Action pending against, or to the knowledge of the Company threatened in writing against or affecting, the Company Group, or to the knowledge of the Company, any of its contract laboratories, contract research organizations, contract manufacturers, officers or directors with respect to the Business, or any of the Company’s Group assets, or any Contract before any court, Authority or official, or which in any manner challenges or seeks to prevent or enjoin the Transactions or by the Additional Agreements. As of the date of this Agreement, there are no outstanding judgments against the Company Group.

4.14 Contracts.

(a) Schedule 4.14(a) lists all Contracts (other than (i) Standard Contracts, (ii) sales, purchase orders, and agreements that solely govern the use and disclosure of confidential information entered in the Ordinary Course of Business, or (iii) Plans, which shall be governed by Section 4.21) to which a member of the Company Group is a party and which are in effect as of the date of this Agreement and constitute the following (collectively, “Material Contracts”):

(i) all Contracts that require annual cash payments to or from the Company Group, taken as a whole, of $200,000 or more in the fiscal year ending December 31, 2019;

(ii) all Contracts creating a joint venture, strategic alliance, limited liability company and partnership agreements or collaboration agreements to which a member of the Company Group is a party;

(iii) all Contracts relating to the research and development of pharmaceutical products, including any consulting, service, collaboration, sponsor or supplier agreements involving clinical and pre-clinical studies, chemical analysis, biological screening, imaging, drug formulation, process development, and the supply or storage of samples, materials, and equipment related thereto;

(iv) all Contracts pursuant to which any member of the Company Group (1) grants rights in or to use any Patents, except for Contracts with service providers to which the Company grants a license solely for the purpose of providing services to the Company, (2) receives rights in or to any Intellectual Property Rights that is used or currently intended for use in, or otherwise necessary to manufacture, any Company Group Product Candidates, and (3) other than as identified in Schedule 4.14(a)(iv)(1)-(2), grants or receives rights in or to any Intellectual Property Rights material to the Business;

(v) all Contracts (1) pursuant to which any member of the Company Group grants exclusive rights in or to any material Company IP or (2) materially limiting the freedom of the Company Group to compete in any line of business or with any Person or in any geographic area;

(vi) all Contracts providing for (a) guarantees or (b) as their primary purpose, indemnification arrangements and other hold harmless arrangements made or provided by the Company Group, including all ongoing agreements for the primary purpose of indemnification or similar obligations, other than any such Contracts entered into in the Ordinary Course of Business;

(vii) all Contracts with or pertaining to the Company Group to which any Affiliate of the Company Group is a party, other than any Contracts pertaining to such Affiliate’s status as a Company securityholder;

(viii) all Contracts relating to property or assets (whether real or personal, tangible or intangible) in which the Company Group holds a leasehold interest (including the Leases) and which individually involve payments to the lessor thereunder in excess of $100,000 per year;

(ix) all Contracts relating to outstanding Indebtedness for borrowed money, including financial instruments of indenture or security instruments (typically interest-bearing) such as notes, mortgages, loans and lines of credit which involve amounts individually in excess of $100,000;

(x) any Contract relating to the voting or control of the equity interests of the Company Group or the election of directors of the Company Group (other than the organizational documents of the Company Group); and

(xi) any Contract providing for hedging obligations, including interest rate or currency exchange swaps, collars, caps or similar hedging obligations, of the Company.

(b) Each Material Contract is a valid and binding agreement, and is in full force and effect, and neither the Company Group nor, to the knowledge of the Company, any other party thereto, is in breach or default (whether with or without the passage of time or the giving of notice or both) under the material terms of any such Material Contract, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by the Company under any Material Contract. The Company Group has not assigned, delegated, or otherwise transferred any of its rights or obligations with respect to any Material Contracts, or granted any power of attorney with respect thereto or to any of the Company Group’s assets.

(c) The Company has, prior to the date hereof, provided to the Purchaser true and correct fully executed copies of each written Material Contract.

(d) The Company Group is in compliance with all material covenants, including all financial covenants, in all notes, indentures, bonds and other instruments or agreements evidencing any Indebtedness of the Company Group.

4.15 Insurance. Except as would not be material to the Company Group, taken as a whole, the Company Group is insured by recognized, financially sound and reputable institutions with policies in such amounts and with such deductibles and covering such risks as are customarily carried by Persons conducting a business similar to the Company Group, including, but not limited to, policies covering real and personal property owned or leased by the Company Group against theft, damage, destruction and acts of vandalism and policies covering the Company Group for product liability claims and clinical trial liability claims. To the knowledge of the Company, the Company and its Subsidiaries will be able (a) to renew its existing insurance coverage as and when such policies expire or (b) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not reasonably be expected to have a Material Adverse Effect. Neither the Company nor its Subsidiaries have been denied any insurance coverage which it has sought or for which it has applied.

4.16 Licenses and Permits. As of the date of this Agreement (a) the Company Group possesses all licenses, approvals, consents, registrations, franchises and permits (the “Permits”) that are required to own, lease or operate its properties and assets and to conduct the Business, (b) the Permits are valid and in full force and effect, and none of the Permits will be terminated or impaired or become terminable as a result of the Transactions and (c) the operation of the Business is not in material violation of any material Permit, except where the failure to so possess the same would not be material to the Company Group, taken as a whole.

4.17 Compliance with Laws.

(a) The Company Group is not in violation of, has not violated, in each case in any material respect, and to the knowledge of the Company, is neither under investigation with respect to nor has been threatened in writing to be charged with or given notice of any violation or alleged violation of, any Law, or judgment, order or decree entered by any court, arbitrator or Authority, domestic or foreign and since its formation, the Company Group has not received any subpoenas from any Authority.

(b) Except as would not be material to the Company Group, taken as a whole, without limiting the foregoing paragraph, the Company Group is not in violation of, has not violated, and to the knowledge of the

Company, is not under investigation with respect to nor has been threatened in writing or charged with or given notice of any violation of any provisions of:

(i) any Law applicable to the Company Group due to the specific nature of the Business, including any Data Protection Laws and Laws applicable to lending activities;

(ii) the Foreign Corrupt Practices Act of 1977 (§§ 78dd-1 et seq.), as amended (the “Foreign Corrupt Practices Act”);

(iii) any comparable or similar Law of any jurisdiction; or

(iv) any Law regulating or covering conduct in, or the nature of, the workplace, including regarding sexual harassment or, on any impermissible basis, a hostile work environment.

(c) Without limiting the foregoing paragraph, neither the Company Group nor, to the knowledge of the Company, any director, officer, agent, employee, Affiliate or Person acting on behalf of the Company is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”). The Company Group has not engaged in transactions with, or exported any of its products or associated technical data (i) into (or to a national or resident of) Cuba, Iran, Iraq, Libya, North Korea, Syria or any other country to which the United States has embargoed goods to or has proscribed economic transactions with or (ii) to the knowledge of the Company, to any Person included on the United States Treasury Department’s list of Specially Designated Nationals or the U.S. Commerce Department’s Denied Persons List.

4.18 Intellectual Property.

(a) Schedule 4.18(a) sets forth a true, correct and complete list of all Registered Company IP as of the date of this Agreement, specifying as to each, as applicable: (i) the registration or application number of such Intellectual Property Right; (ii) the status of such Intellectual Property Right (i.e., whether registered or a pending application); (iii) the owner(s) of such Intellectual Property Right; (iv) the date on which such Intellectual Property Right was filed with the relevant Authority; and (v) the jurisdictions by or in which such Intellectual Property Right has been issued or registered or in which an application for such issuance or registration has been filed.

(b) To the knowledge of the Company, the conduct of the Business does not infringe, misappropriate, or otherwise violate, and has not infringed, misappropriated, or otherwise violated, any Person’s Intellectual Property Rights. Since its formation, the Company Group has not been sued or charged in writing with, or to the knowledge of the Company charged orally with, or been a defendant in any Action that involves a claim of infringement, misappropriation or other violation of any Intellectual Property Rights. No member of the Company Group has received any opinion of counsel that the planned operation of the Business (including the research, development, manufacturing, sale or other commercialization of any Company Group Product Candidates) will infringe, misappropriate, or otherwise violate any Intellectual Property Right of any Person. To the knowledge of the Company, no Person is infringing, misappropriating, or otherwise violating any Company IP that is owned by or exclusively licensed to the Company.

(c) Any Intellectual Property Rights used by the Company Group in the performance of any Contract (existing as of the date of this Agreement), which are purported to be exclusively or jointly owned by any member of the Company Group prior to initiation of such performance, will remain exclusively or jointly owned, as applicable, by a member of the Company Group upon the performance of such Contract by such member of the Company Group, and, to the knowledge of the Company, no third party has any claim of ownership with respect to any such Intellectual Property Rights, other than any Permitted Liens.

(d) A member of the Company Group is the sole and exclusive beneficial and, with respect to applications and registrations (including Patents), record owner of all Company IP owned or purported to be owned by a member of the Company Group, including all Registered Company IP set forth (or that are obligated to be set forth) on Schedule 4.18(a). All Registered Company IP is subsisting and, except for pending applications, to the knowledge of the Company, valid and enforceable. To the knowledge of the Company, there has been no Action asserted or threatened challenging the ownership, scope, validity or enforceability of any applications or registrations for Patents or other material Intellectual Property Rights owned or purported to be owned by a member of the Company Group, and, to the knowledge of the Company, there are no facts, circumstances or conditions that could reasonably be expected to form the basis for such an Action.

(e) Each employee, agent, consultant and contractor who has contributed to or participated in the creation or development of any Company IP owned or purported to be owned by a member of the Company Group (including Copyrights, Patents, Trademarks, and Trade Secrets), on behalf or for the benefit of the Company Group or any predecessor in interest thereto either: (i) is a party to a “work-for-hire” Contract under which a member of the Company Group is deemed to be the original owner/author of all Intellectual Property Rights therein; or (ii) has executed a Contract in favor of a member of the Company Group (or such predecessor in interest, as applicable) assigning to such member of the Company Group all right, title and interest in such Intellectual Property Rights. To the knowledge of the Company, all compensation due under applicable Law and pursuant to such Contracts has been paid. The Company has made available to the Purchaser all forms of Standard Contracts other than “shrink wrap” or other licenses for generally commercially available software (including open source software) or hosted services.

(f) None of the execution, delivery or performance by the Company Group of this Agreement or any of the Additional Agreements to which any member of the Company Group is a party or the consummation by the Company Group of the Transactions will cause any Patent or Trade Secret included in the Company IP or any other material item of Company IP to not be owned, licensed or available for use by the Company Group on the same terms and conditions immediately following the Closing.

(g) The Company has taken commercially reasonable measures to safeguard and maintain the confidentiality and value of all Trade Secrets and other items of Intellectual Property Rights owned by or licensed to a member of the Company Group that are confidential, including by requiring all Persons having access thereto to execute written agreements containing obligations of confidentiality. To the knowledge of the Company, there has not been any disclosure of or access to any material Trade Secret included in the Company IP to any Person in a manner that has resulted or is likely to result in the loss of trade secret or other rights in and to such Trade Secret (except for the filing of a patent application by a member of the Company Group disclosing such Trade Secret).

(h) To the knowledge of the Company, no funding, facilities or personnel of any Authority were used, directly or indirectly, to develop or create, in whole or in part, (i) any Intellectual Property Rights owned by a member of the Company Group that is used or currently intended for use in, or otherwise necessary to manufacture in any material respect, any Company Group Product Candidates or (ii) any other Company IP that is material to the Business.

(i) With respect to the use of Software in the Business, (i) no member of the Company Group has experienced any defects in such Software that has adversely affected the Business in any material respect and (ii) to the knowledge of the Company, no such Software contains any device or feature designed to disrupt, disable, or otherwise impair the functioning of any Software or any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” or other code or routines that permit unauthorized access or the unauthorized disablement or erasure of such Software or information or data (or all parts thereof) or other Software of users. To the knowledge of the Company, there have been no material security breaches in the information technology systems of the Company Group or the information technology systems of other Persons to the extent used by or on behalf of a member of the Company Group. There have been no disruptions in any information technology systems that have adversely affected the Business in any material respect.

(j) The Company Group has at all times materially complied with its own written rules, policies and procedures relating to privacy, data protection, and the collection, retention, protection, security, use and other processing of Personal Information. No Action has been asserted or threatened against any member of the Company Group alleging a violation of any Data Protection Law and, to the knowledge of the Company, there does not exist any basis therefor. Except as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect, the Transactions will not result in the violation of any (i) Data Protection Law or (ii) the Company Group’s written and publicly available rules, policies and procedures relating to privacy, data protection, and the collection, retention, protection, security, use and other processing of Personal Information.

4.19 Employees.

(a) As of the date of this Agreement, no director or executive officer of the Company (i) is on leave, (ii) has given written notice of his or her intent to terminate his or her relationship with the Company or (iii) has received written notice of such termination from the Company. To the knowledge of the Company, as of the date of this Agreement, no Company Employee or independent contractor (but specifically excluding all executive officers) of the Company that earned an aggregate amount of compensation in excess of $250,000 in the past twelve (12) months, has communicated to Company his or her intention to terminate his or her employment or the contractor relationship, as applicable, with the Company.

(b) The Company is not a party to, subject to or bound by any collective bargaining agreements or similar labor agreements. No labor union or other collective bargaining unit represents or claims to represent any of the Company Employees and, to the knowledge of the Company, there is no, and since the Company’s formation, there has not been any, labor organizing activity with respect to any Company Employees or former employees of the Company. Since the Company’s formation, there has been no actual or, to the knowledge of the Company, threatened unfair labor practice charges, material grievances, material arbitrations, strikes, lockouts, work stoppages, picketing, hand billing or other labor disputes against or affecting any member of the Company Group.

(c) Except as provided on Schedule 4.19(c) there are no pending or, to the knowledge of the Company, threatened in writing, charges, claims, complaints, demands, actions, investigations, arbitrations, mediations, litigations or other proceedings against or otherwise involving the Company Group made by or on behalf of any Company Employee, former employee of the Company or current or former applicant, independent contractor or consultant of any member of the Company Group or otherwise involving labor or employment-related matters, in each case that has been or could be material.

(d) To the knowledge of the Company, no Company Employee is in any respect in violation of any material term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, restrictive covenant or other obligation: (i) to any member of the Company Group or (ii) to a former employer of any such employee relating (A) to the right of any such employee to be employed by the Company or (B) to the knowledge or use of trade secrets or proprietary information.

(e) Except as provided on Schedule 4.19(e), no member of the Company Group is party to a settlement agreement with a current or former officer, employee or independent contractor of any member of the Company Group that involves allegations relating to sexual or racial harassment, discrimination or misconduct by either (i) a director or officer of any member of the Company Group or (ii) a Company Employee at the level of senior vice president or above. As of the date of this Agreement, since the Company’s formation, no allegations of sexual or racial harassment, discrimination or misconduct have been made against (i) any director or officer of any member of the Company Group or (ii) a Company Employee at the level of vice president or above.

(f) The Company Group has complied in all material respects as applicable with the requirements of (i) the FFCRA, (ii) any applicable federal, state or local stay-at-home orders (i.e., directives that order residents to stay at home unless performing certain essential activities) and (iii) any applicable provisions of the Coronavirus Aid, Relief, and Economic Security Act.

4.20 Withholding. All obligations of the Company applicable to its Company Employees, whether arising by operation of Law or contract, or attributable to payments by the Company to trusts or other funds or to any governmental agency, with respect to unemployment compensation benefits, social security benefits or any other benefits for Company Employees with respect to the employment of Company Employees through the date hereof have been paid or adequate accruals therefor have been made on the Financial Statements. All reasonably anticipated material obligations of the Company with respect to Company Employees (except for those related to wages during the pay period immediately prior to the Closing Date and arising in the Ordinary Course of Business ), whether arising by operation of Law or contract for accrued salaries and holiday pay, earned bonuses and other earned forms of compensation payable to Company Employees in respect of the services rendered by any of them prior to the date hereof have been or will be paid by the Company prior to the Closing Date.

4.21 Employee Benefits and Compensation.

(a) Each Plan maintained or contributed to by the Company Group and/or with respect to which the Company Group is a party or has or may reasonably be expected to have any liability (contingent or otherwise) (each a “Company Plan” and collectively, the “Company Plans”) is and has been maintained in all material respects in compliance with all applicable laws, including (if applicable) ERISA and the Code, and has been administered and operated in all material respects in accordance with its terms.

(b) With respect to each Company Plan, the Company has made available to the Purchaser copies of each of the following documents, as applicable: (i) the Company Plan document (or, if not written, a written description thereof); (ii) the most recent annual report and actuarial report, if required under ERISA or the Code; (iii) the most recent Summary Plan Description if required under ERISA; (iv) if the Company Plan is funded through a trust or any third party funding vehicle, the trust or other funding agreement document and the most recent financial statements thereof; and (v) the most recent determination or opinion letter received from the Internal Revenue Service with respect to each Company Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code. Each Company Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS and, to the knowledge of the Company, no event has occurred and no condition exists which could reasonably be expected to result in the revocation of any such determination or opinion letter.

(c) Neither the Company nor to the knowledge of the Company, any other “disqualified person” or “party in interest” (as defined in Section 4975(e)(2) of the Code and Section 3(14) of ERISA, respectively), has engaged in any transaction in connection with any Plan that could reasonably be expected to result in the imposition of a penalty pursuant to Section 502(i) of ERISA, damages pursuant to Section 409 of ERISA or a tax pursuant to Section 4975(a) of the Code for which any member of the Company Group could reasonably expect to have material liability. Neither the Company nor any member of the Company Group has ever maintained any Plan (other than a Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code) which provides benefits with respect to current or former employees or directors following their termination of service with the Company (other than as required pursuant to COBRA). Each Company Plan subject to the requirements of COBRA has been operated in substantial compliance therewith.

(d) No Company Employee or director of the Company will accrue or receive additional benefits, service or accelerated rights to payment of benefits as a direct result of the Transactions (whether alone or together with any other event). No material liability, claim, investigation, audit, action or litigation has been incurred, made, commenced or, to the knowledge of the Company, threatened, by or against any Company Plan or any member of the Company Group with respect to any Company Plan (other than for benefits payable in the Ordinary Course of Business ). No Company Plan or related trust owns any securities in violation of Section 407 of ERISA.

(e) Neither the Company nor any entity treated as a single employer with the Company pursuant to Section 4001(b) of ERISA and/or Section 414 (b), (c), (m) or (o) of the Code maintains or contributes to or ever maintained was required to contribute to (i) any plan or arrangement that is or was subject to Title IV of ERISA or Section 412 of the Code, (ii) any plan or arrangement that is or was a multiemployer plan within the meaning of Section 3(37) or 4001(a)(3) of ERISA, (iii) any multiple employer welfare arrangement within the meaning of Section 3(40) of ERISA, or (iv) any nonqualified deferred compensation plan within the meaning of Section 409A of the Code.

(f) The Company has prior to the date of this Agreement made available to the Purchaser true, complete and correct copies of the 2019 Equity Incentive Plan as in effect as of the date of this Agreement pursuant to which the Company has granted the Company Options that are currently outstanding and the form of all stock award agreements evidencing such Company Options.

4.22 Real Property.

(a) The Company Group does not own, or otherwise have an interest in, any Real Property, including under any Real Property lease, sublease, space sharing, license or other occupancy agreement. The Company Group has good, valid and subsisting title to its respective leasehold estates in the offices described on Schedule 4.22(a), free and clear of all Liens (other than Permitted Liens). Other than as would not reasonably be expected to have a Material Adverse Effect, the Company Group has not breached or violated any local zoning ordinance, and no notice from any Person has been received by the Company Group or served upon the Company Group claiming any violation of any local zoning ordinance.

(b) With respect to each Lease: (i) it is valid, binding and in full force and effect against the Company Group, except as may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity; (ii) except as would not be, individually or in the aggregate, reasonably likely to have a Material Adverse Effect, all rents and additional rents and other sums, expenses and charges due thereunder have been paid; (iii) the lessee has been in peaceable possession since the commencement of the original term thereof in all material respects; (iv) no waiver, indulgence or postponement of the lessee’s material obligations thereunder has been granted by the lessor; (v) there exists no material default or event of default thereunder by the Company Group or, to the knowledge of the Company, by any other party thereto; (vi) there exists no occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any further event or condition, would become a material default or event of default by the Company Group thereunder; and (vii) to the knowledge of the Company Group, there are no outstanding claims of breach or indemnification or notice of default or termination thereunder. The Real Property leased by the Company Group is in a state of maintenance and repair adequate and suitable for the purposes for which it is presently being used, and there are no repair or restoration works likely to be required in connection with any of the leased Real Properties, in each case except as would not be, individually or in the aggregate, reasonably likely to have a Material Adverse Effect. The Company Group is in physical possession and actual and exclusive occupation of the whole of the leased property, none of which is subleased or assigned to another Person. To the knowledge of the Company, the Company Group does not owe any brokerage commission with respect to any Real Property.

4.23 Tax Matters.

(a) Each member of the Company Group has or will have timely filed, or caused to be timely filed, (taking into account valid extensions) all income and other material Tax Returns required to be filed by such member, which Tax Returns are correct and complete in all material respects, and has paid (or withheld and paid over to the appropriate Authority) all Taxes required to be paid (or withheld and paid over) by it other than such Taxes for which adequate reserves in the Financial Statements have been established.

(b) There are no Actions pending against any member of the Company Group in respect of any material Tax, and no member of the Company Group has been notified in writing of any proposed material Tax claims or assessments against the Company Group (other than, in each case, claims or assessments that have been settled or otherwise resolved in full).

(c) There are no material Liens with respect to any Taxes upon any of the assets of any member of the Company Group, other than Permitted Liens.

(d) No member of the Company Group has outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes that has not been paid, other than pursuant to customary extensions of the due date for filing a Tax Return obtained in the Ordinary Course of Business. There are no outstanding requests by any member of the Company Group for any extension of time within which to file any Tax Return other than an extension requested in the Ordinary Course of Business.

(e) No member of the Company Group is a party to any Tax indemnification or Tax sharing or similar agreement (other than any such agreement solely between the Company and its existing Subsidiaries and customary commercial Contracts (or Contracts entered into in the Ordinary Course of Business) not primarily related to Taxes).

(f) No member of the Company Group has been a party to any transaction treated by the parties as a distribution of stock qualifying for Tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(g) No member of the Company Group (i) is liable for Taxes of any other Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Tax Law or as a transferee or successor or by Contract (other than customary commercial Contracts (or Contracts entered into in the Ordinary Course of Business ) not primarily related to Taxes) or (ii) has ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes, other than a group the common parent of which was or is the Company or any of its Subsidiaries.

(h) No written claim has been made by any Taxing Authority where the Company or any of its Subsidiaries does not file Tax Returns that it is or may be subject to taxation in that jurisdiction.

(i) No member of the Company Group has participated in a “listed transaction” within the meaning of Treasury Regulation 1.6011-4(b)(2).

(j) No member of the Company Group will be required to include any material amount in taxable income, or exclude any material item of deduction or loss from taxable income, for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) installment sale, excess loss account or deferred intercompany transaction described in the Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law) or open transaction disposition made prior to the Closing outside the Ordinary Course of Business, (ii) prepaid amount received or deferred revenue recognized prior to the Closing outside the Ordinary Course of Business, (iii) change in method of accounting or adjustment pursuant to Section 481 of the Code (or any similar provision of state, local, or foreign law) for a taxable period ending on or prior to the Closing Date, (iv) “closing agreements” described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed prior to the Closing, or (v) by reason of Section 965(a) of the Code or election pursuant to Section 965(h) of the Code (or any similar provision of state, local or foreign Law).

(k) No member of the Company Group has deferred the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act, failed to properly comply in all material respects with and duly account for all credits received under Sections 7001 through 7005 of the FFCRA and Section 2301 of the CARES Act, or sought, or intends to seek, a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)).

(l) The Company has not been, is not, and immediately prior to the Effective Time will not be, treated as an “investment company” within the meaning of Section 368(a)(2)(F) of the Code.

(m) No member of the Company Group has taken any action, or has any knowledge of any fact or circumstance, that could reasonably be expected to prevent the Transactions from qualifying as a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a)(1) of the Code.

4.24 Environmental Laws. The Company Group has not (a) received any written notice of any alleged claim, violation of or liability under any Environmental Law which has not heretofore been cured or for which there is any remaining liability; (b) disposed of, emitted, discharged, handled, stored, transported, used or released any Hazardous Materials, arranged for the disposal, discharge, storage or release of any Hazardous Materials, or exposed any Company Employee or other individual to any Hazardous Materials so as to give rise to any liability or corrective or remedial obligation under any Environmental Laws; or (c) entered into any agreement that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other Person with respect to liabilities arising out of Environmental Laws.

4.25 Finders’ Fees. There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Company Group or any of Affiliates who might be entitled to any fee or commission from the Company, the Purchaser or any of their Affiliates upon consummation of the Transactions.

4.26 Preclinical Development and Clinical Trials. The studies, tests, preclinical development and clinical trials, if any, conducted by or on behalf of the Company Group are being conducted in all material respects in accordance with all protocols, procedures and controls pursuant to accepted professional and scientific standards for products or product candidates comparable to those being developed by the Company Group, and all applicable Laws and regulations, including the Federal Food, Drug, and Cosmetic Act and regulations and guidance documents promulgated thereunder. The descriptions of, protocols for, and data and other results of, the studies, tests, development and trials conducted by or on behalf of the Company Group that have been furnished or made available to the Purchaser or as provided in the Registration Statement are accurate and complete in all material respects (other than to the extent certain portions thereof were redacted by the Company). The Company Group is not aware of any facts, studies, tests, development or trials the results of which reasonably call into question the results of the studies, tests, development and trials conducted by or on behalf of the Company Group or require that any Company Group Product Candidates cannot be developed, investigated, tested, labeled, manufactured, stored or distributed substantially in the manner presently performed by or on behalf of the Company Group. The Company Group has not received any notices or correspondence from the FDA or any other Authority or any Institutional Review Board or comparable authority threatening to commence or requiring the termination, suspension or material modification of any studies, tests, preclinical development or clinical trials conducted by or on behalf of the Company Group.

4.27 Regulatory Filings and Data Integrity. The Company Group has filed, maintained or furnished all material applications, documents, amendments, modifications, notices, declarations, reports and submissions, including but not limited to Company Group Product Candidate investigational new drug applications, required to be filed, maintained or furnished to the FDA or any other Authority. All information, reports, statistics, and other data and conclusions submitted to FDA or any similar Authority in connection with the Business or Company Group Product Candidates were true, complete and correct in all material respects as of the date of submission and no updates, changes, corrections, supplements, amendments or modifications necessary to such filing have failed to be submitted to the FDA or other applicable Authority since such date. To the knowledge of the Company Group, no event has occurred that has adversely affected the integrity, in the aggregate, of data or other results collected or otherwise obtained in connection with clinical trials, nonclinical research and manufacturing activities conducted by or on behalf of the Company Group, on the overall conclusions in any such trial or research with respect to Company Group Product Candidates.

4.28 FDA Approvals. Except as would not be, individually or in the aggregate, reasonably likely to have a Material Adverse Effect, the Company Group possesses all permits, licenses, registrations, certificates, authorizations, orders and approvals from the appropriate federal, state or foreign regulatory authorities necessary to conduct the Business as now conducted, including all such permits, licenses, registrations, certificates, authorizations, orders and approvals required by the U.S. Food and Drug Administration (“FDA”) or any other federal, state or foreign agencies or bodies engaged in the regulation of drugs, pharmaceuticals, medical devices or biohazardous materials. The Company Group has not received any written notice of proceedings relating to the suspension, modification, revocation or cancellation of any such permit, license, registration, certificate, authorization, order or approval. Neither the Company Group nor, to the Company Group’s knowledge, any officer, employee, or agent of the Company Group has been convicted of any crime or engaged in any conduct that has caused or would reasonably be expected to result in (a) disqualification or debarment by the FDA under 21 U.S.C. Sections 335(a) or (b), or any similar law, rule or regulation of any other Governmental Authorities, (b) debarment, suspension, or exclusion under any Federal Healthcare Programs or by the General Services Administration or (c) exclusion under 42 U.S.C. Section 1320a-7 or any similar law, rule or regulation of any Governmental Authorities. Neither the Company Group nor to the knowledge of the Company Group, any of its officers, employees, or agents, is the subject of any investigation by FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” policy as stated at 56 Fed. Reg. 46191 (September 10, 1991) (the “FDA Application Integrity Policy”) and any amendments thereto, or by any other similar Authority pursuant to any similar policy. Neither the Company Group nor, to the Company Group’s knowledge, any of its officers, employees, contractors, and agents has (a) failed to disclose a material fact required to be disclosed to the FDA or any other Authority, (b) made an untrue statement of a material fact or fraudulent statement to the FDA or any other Authority, or (c) committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for FDA to invoke the FDA Application Integrity Policy or for any similar Authority to invoke a similar policy.

4.29 Healthcare Laws. The Company Group has been in compliance with all applicable Laws pertaining to the Company Group Business and all Company Group Product Candidates, including (a) the Federal Food, Drug, and Cosmetic Act and all regulations and FDA guidance documents promulgated thereunder, including 21 C.F.R. Parts 50,54,56,58, and 312, (b) all other Laws regarding the development, conduct, testing, manufacturing, marketing, distributing, analysis, use, reporting or promoting of nonclinical research data or the Company Group Product Candidates, (c) all Laws governing the detection, assessment, and understanding of adverse events (including pharmacovigilance and adverse event regulations and guidance of the FDA and the International Council for Harmonization), (d) all Laws governing patient informed consent and (e) all comparable state and non-U.S. Laws relating to any of the foregoing, except as would not reasonably be expected to have a Material Adverse Effect.

4.30 Board Approval; Vote Required. The Company Board, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, or by unanimous written consent, has duly (a) determined that this Agreement and the Merger are fair to and in the best interests of the Company and the Stockholders, (b) approved and adopted this Agreement and the Merger and declared their advisability, (c) approved the Transactions, including the Merger, in accordance with the DGCL on the terms and subject to the conditions of this Agreement, (d) recommended the approval and adoption of this Agreement and the Merger by the Stockholders, and (e) directed that, unless this Agreement has been terminated in accordance with Article 9.3(g), that this Agreement and the Transactions (including the Merger) be submitted for consideration by the Stockholders. The Company Stockholder Approval is the only vote of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement and approve the Transactions. The Written Consent, if executed and delivered, would qualify as the Company Stockholder Approval and no additional approval or vote from any holders of any class or series of capital stock of the Company would then be necessary to adopt this Agreement and approve the Transactions.

4.31 Information Supplied. None of the information supplied or to be supplied by Company at the request of the Purchaser for inclusion or incorporation by reference: (a) in any current report of the Purchaser on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Authority with respect to the Transactions; (b) in the Registration Statement; or (c) in the mailings or other distributions to the Purchaser’s stockholders and/or prospective investors with respect to the consummation of the Transactions or in any amendment to any of documents identified in clauses (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, but in each case only to the extent that the untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with the information provided by the Company for inclusion in such documents identified in clauses (a) through (c) above to be publicly filed with the SEC. Notwithstanding the foregoing, Company makes no representation, warranty or covenant with respect to any information supplied by or on behalf of the Purchaser or its Affiliates or any third-party, including any Stockholders.

4.32 No Other Representations. The Company acknowledges and agrees that: (a) the Company and its Affiliates and their respective Representatives have been provided adequate access to the personnel, properties, assets, premises, Books and Records, and other documents and data of the Purchaser; (b) in making its decision to enter into this Agreement and to consummate the Transactions, it has relied solely upon its own investigation and the express representations and warranties of the Purchaser set forth in Article V (including the related portions of the Disclosure Schedules); and (c) none of the Purchaser, Merger Sub, their Affiliates nor their respective Representatives have made any express or implied representation or warranty as to the Purchaser, Merger Sub, or this Agreement, except as expressly set forth in Article V (including the related portions of the Disclosure Schedules).

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER AND MERGER SUB

Except as disclosed in the Purchaser SEC Documents filed with or furnished to the SEC prior to the date of this Agreement (other than disclosures in the “Risk Factors” or “Forward Looking Statements” sections of any Purchaser SEC Document and other disclosures to the extent that such disclosure is predictive or forward-looking in nature), the Purchaser and Merger Sub hereby represent and warrant to the Company that each of the following representations and warranties are true, correct and complete as of the date of this Agreement and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case such representations and warranties shall be so true, correct and complete as of such earlier date):

5.1 Corporate Existence and Power. Each of the Purchaser and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Each of the Purchaser and Merger Sub have all power and authority to own and operate its properties and assets and to carry on its business as presently conducted. The Purchaser has either delivered or made available to Company, including via the SEC’s Electronic Data Gathering Analysis and Retrieval (“EDGAR”) system database, accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents of the Purchaser and Merger Sub, including all amendments thereto. None of Purchaser and Merger Sub are in violation of any of the provisions of their respective certificate of incorporation, bylaws and other charter and organizational documents. Each of the Purchaser and Merger Sub is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a Material Adverse Effect. The Purchaser has no subsidiaries other than Merger Sub and neither the Purchaser nor Merger Sub own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated, other than the Purchaser’s ownership of Merger Sub. Merger Sub does not have any assets or properties of any kind, does not now conduct and has never conducted any business, and has and will have at the Closing no obligations or liabilities of any nature whatsoever, except for such obligations as are imposed under this Agreement. Merger Sub has been formed solely for the purpose of engaging in the Transactions.

5.2 Authorization. The execution, delivery and performance by the Purchaser and Merger Sub of this Agreement and the Additional Agreements to which Purchaser or Merger Sub is a party and the consummation by the Purchaser and Merger Sub of the Transactions are within the corporate powers of the Purchaser and Merger Sub and, subject to receipt of the Purchaser Stockholder Approval, have been duly authorized by all necessary action on the part of the Purchaser and Merger Sub. This Agreement has been duly executed and delivered by the Purchaser and Merger Sub and, assuming due authorization, execution and delivery by each other Party to this Agreement and each other party to the Additional Agreements, constitutes, and upon their execution and delivery, the Additional Agreements will constitute, a valid and legally binding agreement of the Purchaser and Merger Sub, enforceable against the Purchaser and Merger Sub in accordance with their respective terms, except as may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity. Assuming a quorum is present at the Purchaser Stockholder Meeting, as adjourned or postponed, (a) the affirmative vote of holders of a majority of the outstanding shares of the Purchaser Common Stock entitled to vote at the Purchaser Stockholder Meeting, assuming a quorum is present, for the approval of the Purchaser Charter Amendment and (b) the affirmative vote of the holders of a majority of the shares of the Purchaser Common Stock present in person or by proxy and entitled to vote thereon at the Purchaser Stockholder Meeting for the approval of the Purchaser Stockholder Matters (other than the Purchaser Charter Amendment) are the only votes of any of the Purchaser’s capital stock necessary to adopt this Agreement and to consummate the Business Combination and the other Transactions.

5.3 Governmental Authorization. Except for filings under the HSR Act, neither the execution, delivery nor performance by the Purchaser or Merger Sub of this Agreement or any Additional Agreements to which the Purchaser or Merger Sub is a Party requires any Governmental Approval.

5.4 Non-Contravention. The execution, delivery and performance by the Purchaser or Merger Sub of this Agreement and the Additional Agreements does not and will not (a) provided that holders of fewer than the number of the Purchaser Common Stock specified in the Purchaser’s organizational documents exercise their redemption rights with respect to such transaction and assuming approval of the Purchaser Stockholder Matters at the Purchaser Stockholder Meeting, contravene or conflict with the organizational or constitutive documents of the Purchaser, (b) contravene or conflict with or constitute a violation of any Law or Order binding upon or applicable to the Purchaser or Merger Sub, (c) constitute a default under or breach of (with or without the giving of notice or the passage of time or both) or violate or give rise to any right of termination, cancellation, amendment or acceleration of any right or obligation of the Purchaser or Merger Sub or require any payment or reimbursement or to a loss of any material benefit on the part of the Purchaser or Merger Sub under provision of any Purchaser Material Contract, (d) result in the creation or imposition of any Lien on any of the Purchaser Securities or (e) result in the creation or imposition of any Lien (except for Permitted Liens) on any of the Purchaser’s or Merger Sub’s assets, except as would not, individually or in the aggregate, reasonably likely to have a Purchaser Material Adverse Effect.

5.5 Finders’ Fees. Except for the Deferred Underwriting Amount, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Purchaser or its Affiliates who might be entitled to any fee or commission from the Purchaser or any of its Affiliates upon consummation of the Transactions contemplated by this Agreement or any of the Subscription Agreements.

5.6 Capitalization.

(a) The authorized capital stock of the Purchaser consists of 500,000,000 shares of the Purchaser Class A Common Stock, of which 14,862,500 are issued and outstanding as of the date hereof (inclusive of the Purchaser Class A Common Stock included in any outstanding the Purchaser Units), and 20,000,000 Founder Shares, of which 3,593,750 are issued and outstanding as of the date hereof. In addition, 4,954,167 Purchaser Warrants (inclusive of the Purchaser Private Warrants and the Purchaser Public Warrants included in any outstanding the Purchaser Units) are issued and outstanding as of the date hereof. No other shares of capital stock or other voting securities of the Purchaser are issued, reserved for issuance or outstanding. All issued and outstanding shares of the Purchaser Common Stock and the Purchaser Warrants are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any preemptive or similar rights of any Person.

(b) Immediately prior to the closing of the Transactions contemplated by the Subscription Agreements and the completion of the Merger, the authorized capital stock of the Purchaser will consist of 525,000,000 shares of capital stock, including (i) 500,000,000 shares of the Purchaser Class A Common Stock, (ii) 20,000,000 shares of the Purchaser Class B Common Stock and (iii) 5,000,000 shares of the Purchaser Preferred Stock, of which the Purchaser has committed to issue 3,593,750 shares of the Purchaser Class A Common Stock upon the conversion the Purchaser’s Class B Common Stock to the Sponsor and the Purchaser will have up to 4,954,167 Purchaser Warrants (inclusive of the Purchaser Private Warrants and the Purchaser Public Warrants included in any outstanding the Purchaser Units) issued and outstanding, of which 4,791,666 will be Purchaser Public Warrants which will entitle the holder thereof to purchase Purchaser Class A Common Stock at an exercise price of $11.50 per share on the terms and conditions set forth in the applicable warrant agreement.

(c) The authorized capital stock of Merger Sub consists of one-thousand (1,000) shares of common stock, par value $0.0001 per share (the “Merger Sub Common Stock”). As of the date hereof, one-thousand (1,000) shares of Merger Sub Common Stock are issued and outstanding. All outstanding shares of Merger Sub Common Stock (i) have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to any preemptive or similar rights of any Person, and (ii) are owned by the Purchaser, free and clear of all Liens.

(d) Except as set forth in the Purchaser’s organizational documents, there are no outstanding contractual obligations of the Purchaser or Merger Sub to repurchase, redeem or otherwise acquire any shares of the Purchaser Common Stock, the Purchaser Preferred Stock, Merger Sub Common Stock or any capital equity of the Purchaser or Merger Sub. There are no outstanding contractual obligations of the Purchaser or Merger Sub to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, the equity of any other Person. There are no: (a) outstanding subscriptions, options, warrants, rights (including “phantom stock rights”); calls, commitments, understandings, conversion rights, rights of exchange, plans or other agreements of any kind providing for the purchase, issuance or sale of any securities of the Purchaser or Merger Sub; or (b) any agreement to which the Purchaser or Merger Sub is a party, or to the knowledge of the Purchaser, any other agreements, with respect to the Purchaser Common Stock, the Purchaser Preferred Stock or Merger Sub Common Stock or any securities exercisable or convertible into the foregoing, including any voting trust, other voting agreement or proxy with respect thereto.

(e) Each share of the Purchaser Common Stock, the Purchaser Preferred Stock, Merger Sub Common Stock and each Purchaser Warrant has been duly authorized and validly issued, is fully paid and non-assessable, have been issued and granted in compliance with applicable securities laws and other applicable Laws, and have not been issued in violation of any preemptive or similar rights of any Person.

(f) The Aggregate Merger Consideration Shares, the shares of the Purchaser Common Stock to be issued by the Purchaser in connection with the Forward Purchase Agreement and Section 8.9, when issued in accordance with the terms of this Agreement, shall be duly authorized, validly issued, fully paid and nonassessable, will be issued in compliance with applicable Law and not subject to or issued in violation of any preemptive or similar rights of any Person and will be capable of effectively vesting in the Stockholders title to all such securities, free and clear of all Liens. There are no securities or instruments issued by or to which the Purchaser is a party containing anti-dilution or similar provisions that will be triggered by the consummation of the Transactions or the transactions contemplated by the Forward Purchase Agreement, in each case, that have not been or will be waived on or prior to the Closing Date.

5.7 Information Supplied. None of the information supplied or to be supplied by the Purchaser or Merger Sub for inclusion or incorporation by reference in the filings with the SEC and mailings to the Purchaser’s stockholders with respect to the solicitation of proxies to approve the Transactions, if applicable, or in any other the Purchaser SEC Documents, will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (subject to the qualifications and limitations set forth in the materials provided by the Purchaser or that is included in the Purchaser SEC Documents).

5.8 Trust Fund. As of the date of this Agreement, the Purchaser has at least $143,753,387 in the trust fund established by the Purchaser for the benefit of its public stockholders (the “Trust Fund”) in a trust account maintained by Continental Stock Transfer & Trust Company (the “Trustee”) at J.P. Morgan Chase Bank, N.A. (the “Trust Account”), and such monies are invested in “government securities” (as such term is defined in the Investment Company Act of 1940, as amended) and held in trust by the Trustee pursuant to the Investment Management Trust Agreement, dated as of June 30, 2020, between the Purchaser and the Trustee (the “Trust Agreement”). The Trust Agreement is valid and in full force and effect and enforceable in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity, and has not been amended or modified. There are no separate agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Purchaser SEC Documents to be inaccurate in any material respect and/or that would entitle any Person (other than stockholders of the Purchaser holding shares of the Purchaser Common Stock sold in the Purchaser’s IPO who shall have elected to redeem their shares of the Purchaser Common Stock pursuant to the Purchaser’s certificate of incorporation) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except in accordance with the Purchaser SEC Documents, the Trust Agreement and the Purchaser’s organizational documents. The Purchaser has performed all material obligations required to be performed by it to date under, and is not in material default or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and, to the knowledge of the Purchaser, no event has occurred which, with due notice or lapse of time or both, would constitute such a material default thereunder. There are no claims or proceedings pending with respect to the Trust Account.

5.9 Listing. The Purchaser Units, the Purchaser Class A Common Stock and the Purchaser Warrants (collectively, the “Purchaser Securities”) are listed on the NYSE, with trading tickers PANA.U, PANA and PANA WS. As of the date of this Agreement, (a) the Purchaser is in compliance with applicable continued listing requirements of the NYSE, (b) the Purchaser has not received any written deficiency notice from the NYSE relating to the continued listing requirements of such Purchaser Securities, (c) there are no Actions pending or, to the knowledge of the Purchaser, threatened against the Purchaser by the Financial Industry Regulatory Authority or any other Person with respect to the continued listing of the Purchaser Securities on the NYSE, including any intention by such entity to suspend, prohibit or terminate the quoting of such Purchaser Securities on the NYSE and (d) such Purchaser Securities are in compliance with all of the applicable listing and corporate governance rules of the NYSE. There is no action or proceeding pending or, to the knowledge of the Purchaser, threatened in writing against the Purchaser by NYSE or the SEC with respect to any intention by such entity to deregister the Purchaser Units, the shares of the Purchaser Class A Common Stock, the Purchaser Class B Common Stock or the Purchaser Warrants or to terminate the listing of the Purchaser on NYSE. None of the Purchaser or any of its Affiliates has taken any action in an attempt to terminate the registration of the Purchaser Units, the Purchaser Class A Common Stock, the Purchaser Class B Common Stock or the Purchaser Warrants under the Exchange Act.

5.10 Board Approval. The Purchaser’s board of directors (including any required committee or subgroup of such board) (the “Purchaser Board”) has, as of the date of this Agreement, unanimously (a) declared the advisability of the Transactions, (b) determined that the Transactions are in the best interests of the stockholders of the Purchaser, (c) determined that the Transactions constitutes a “Business Combination” as such term is defined in the Purchaser’s amended and restated certificate of incorporation and bylaws (a “Business Combination”) and (d) recommended that the Purchaser’s stockholders approve the Purchaser Stockholder Matters (the “Purchaser Board Recommendation”). The Merger Sub’s board of directors, has, as of the date of this Agreement unanimously, by resolutions, unanimously (a) declared the advisability of the Transactions, (b) determined that the Transactions are in the best interests of the sole stockholder of the Purchaser and (c) recommended that the sole stockholder of Merger Sub approve and adopt this Agreement and approve the

Merger. The only vote of the holders of any class or series of capital stock of Merger Sub that is necessary to approve this Agreement, the Merger and the other Transactions contemplated by this Agreement is the affirmative vote of the holders of a majority of the outstanding shares of Merger Sub Common Stock.

5.11 Purchaser SEC Documents and Financial Statements.

(a) The Purchaser has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed or furnished by the Purchaser with the SEC through EDGAR since the Purchaser’s formation under the Exchange Act or the Securities Act, together with any amendments, restatements or supplements thereto (the “Purchaser SEC Documents”). The Purchaser SEC Documents were prepared in all material respects in accordance with the requirements of the Securities Act, the Exchange Act, and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. The Purchaser SEC Documents did not, at the time they were filed with the SEC (except to the extent that information contained in any Purchaser SEC Document or the Purchaser SEC Document has been or is revised or superseded by a later filed the Purchaser SEC Document then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As used in this Section 5.11, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b) The financial statements and notes contained or incorporated by reference in the Purchaser SEC Documents (the “Purchaser Financials”), (i) were prepared in accordance with GAAP consistently applied, (ii) comply with all applicable accounting requirements under the Securities Act and the rules and regulations of the SEC thereunder, and (iii) fairly present in all material respects, in conformity with GAAP applied on a consistent basis, the financial position of the Purchaser as of the dates thereof and the results of operations of the Purchaser for the periods reflected therein (subject to normal and recurring year-end adjustments that are not, individually or in the aggregate, material).

(c) The Purchaser makes and keeps accurate Books and Records and maintain a system of internal accounting controls designed, and which the Purchaser believes is sufficient, to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(d) The Purchaser has established and maintains disclosure controls and procedures (as defined in Rules 13a-15 and 15d-15 under the Exchange Act), which (i) are designed to ensure that material information relating to the Purchaser is made known to the Purchaser’s principal executive officer and its principal financial officer by others and (ii) are effective in all material respects to perform the functions for which they were established. Since the Purchaser’s formation, there have been no significant deficiencies or material weakness in the Purchaser’s internal control over financial reporting (whether or not remediated) and no change in the Purchaser’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Purchaser’s internal control over financial reporting.

5.12 Compliance with Laws. Each of the Purchaser and Merger Sub is not in violation of, has not violated, in each case in any material respect, and to the Purchaser’s knowledge, is neither under investigation with respect to nor has been threatened in writing to be charged with or given notice of any violation or alleged violation of, any Law, or judgment, order or decree entered by any court, arbitrator or Authority, domestic or foreign, and since its formation, neither the Purchaser nor Merger Sub has not received any subpoenas from any Authority, in each case except as would not be, individually or in the aggregate, reasonably likely to have a Purchaser Material Adverse Effect. Except as would not be material to the Purchaser, without limiting the foregoing, neither the

Purchaser or Merger Sub is not in violation of, has not violated, and to the knowledge of the Purchaser, is not under investigation with respect to nor has been threatened in writing or charged with or given notice of any violation of any provisions of:

(a) Data Protection Laws and Laws applicable to lending activities;

(b) the Foreign Corrupt Practices Act;

(c) any comparable or similar Law of any jurisdiction; or

(d) any Law regulating or covering conduct in, or the nature of, the workplace, including regarding sexual harassment or, on any impermissible basis, a hostile work environment.

5.13 OFAC. Neither the Purchaser nor, to the knowledge of the Purchaser, any director, officer, agent, employee, Affiliate or Person acting on behalf of the Purchaser is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by the OFAC. The Purchaser has not engaged in transactions with, or exported any of its products or associated technical data (i) into (or to a national or resident of) Cuba, Iran, Iraq, Libya, North Korea, Syria or any other country to which the United States has embargoed goods to or has proscribed economic transactions with or (ii) to the knowledge of the Purchaser, to any Person included on the United States Treasury Department’s list of Specially Designated Nationals or the U.S. Commerce Department’s Denied Persons List.

5.14 Litigation. As of the date of this Agreement, there is no Action pending against, or to the knowledge of the Purchaser, threatened in writing against or affecting, the Purchaser or Merger Sub, or to the knowledge of the Purchaser, any of their officers or directors with respect to the business of the Purchaser or Merger Sub or any securities of the Purchaser or Merger Sub or any of the Purchaser’s or Merger Sub’s assets or any material contract of the Purchaser or Merger Sub before any court, Authority or official or which in any manner challenges or seeks to prevent or enjoin the Transactions. As of the date of this Agreement, there are no outstanding judgments or Orders against the Purchaser or Merger Sub.

5.15 Absence of Certain Changes. Since its formation through the date of this Agreement, neither the Purchaser nor Merger Sub has (a) conducted no business other than its formation, the public offering of its securities (and the related private offerings), public reporting and its search for an initial Business Combination as described in the Prospectus (including the investigation of the Company Group and the negotiation and execution of this Agreement) and related activities and (b) not been subject to a Purchaser Material Adverse Effect. Except as set forth in the Purchaser’s SEC reports filed prior to the date of this Agreement, and except as contemplated by this Agreement, since December 31, 2019 through the date of this Agreement, there has not been: (a) any declaration, setting aside or payment of any dividend on, or other distribution in respect of, any of the Purchaser’s capital stock, or any purchase, redemption or other acquisition by the Purchaser of any of the Purchaser’s capital stock or any other securities of the Purchaser or any options, warrants, calls or rights to acquire any such shares or other securities; (b) any split, combination or reclassification of any of the Purchaser’s capital stock; (c) any material change by the Purchaser in its accounting methods, principles or practices, except as required by concurrent changes in GAAP (or any interpretation thereof) or applicable Law; (d) any change in the auditors of the Purchaser; (e) any issuance of capital stock of the Purchaser; (f) any revaluation by the Purchaser of any of its assets, including any sale of assets of the Purchaser other than in the Ordinary Course of Business; or (i) any action taken or agreed upon by the Purchaser or any of its Subsidiaries that would be prohibited by Section 6.1(b) if such action were taken on or after the date hereof without the consent of the Company.

5.16 Employees and Employee Benefit Plans. Neither the Purchaser nor Merger Sub (a) have any paid employees or (b) maintain, sponsor, contribute to or otherwise have any liability under any Plans. Neither the execution and delivery of this Agreement or the other Additional Agreements nor the consummation of the

Transactions will: (a) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer or employee of the Purchaser; or (b) result in the acceleration of the time of payment or vesting of any such benefits. Other than reimbursement of any out-of-pocket expenses incurred by the Purchaser’s officers and directors in connection with activities on the Purchaser’s behalf in an aggregate amount not in excess of the amount of cash held by the Purchaser outside of the Trust Account, the Purchaser has no unsatisfied material liability with respect to any officer or director.

5.17 Properties. The Purchaser does not own, license or otherwise have any right, title or interest in any material Intellectual Property Rights (other than Trademarks). The Purchaser does not own, or otherwise have an interest in, any Real Property, including under any Real Property lease, sublease, space sharing, license or other occupancy agreement.

5.18 Contracts.

(a) Other than this Agreement and the Additional Agreements, there are no Contracts to which the Purchaser or Merger Sub is a party or by which any of its properties or assets may be bound, subject or affected, which (a) creates or imposes a liability greater than $200,000, (b) may not be cancelled by the Purchaser on less than sixty (60) calendar days’ prior notice without payment of a material penalty or termination fee or (c) prohibits, prevents, restricts or impairs in any material respect any business practice of the Purchaser or Merger Sub as its business is currently conducted, any acquisition of material property by the Purchaser or Merger Sub, or restricts in any material respect the ability of the Purchaser or Merger Sub from engaging in business as currently conducted by it or from competing with any other Person (each such contract, a “Purchaser Material Contract”). All Purchaser Material Contracts have been made available to the Company other than those that are exhibits to the Purchaser SEC Documents.

(b) Each Purchaser Material Contract is a valid and binding agreement, and is in full force and effect, and neither the Purchaser nor, to the knowledge of the Purchaser, any other party thereto, is in breach or default (whether with or without the passage of time or the giving of notice or both) under the material terms of any such Purchaser Material Contract, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by the Purchaser under any Purchaser Material Contract.

5.19 No Undisclosed Liabilities. The Purchaser and Merger Sub have no liabilities (whether direct or indirect, absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet in accordance with GAAP, except for liabilities: (a) provided for in, or otherwise disclosed or reflected in the most recent balance sheet included in the Purchaser’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2020; (b) arising in the Ordinary Course of Business since June 30, 2020; (c) incurred since June 30, 2020 pursuant to or in connection with this Agreement or the Transactions; (d) disclosed in this Agreement (or its schedules); or (e) which would not reasonably be expected to be material to the Purchaser and its Subsidiaries, taken as a whole.

5.20 Affiliate Transactions. Except for equity ownership or employment relationships (including any employment or similar Contract) expressly contemplated by this Agreement, any non-disclosure or confidentiality Contract entered into in connection with the “wall-crossing” of the Purchaser’s stockholders, any Additional Agreement, (a) there are no transactions or Contracts, or series of related transactions or Contracts, between the Purchaser, on the one hand, and any related party of the Purchaser, Sponsor, any beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of five percent (5%) or more of the Purchaser Common Stock or, to the knowledge of the Purchaser, any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, nor is any Indebtedness owed by or to the Purchaser, on the one hand, to or by Sponsor or any such related party, beneficial owner, associate or immediate family member, and (b) none of the officers or directors (or members of a similar governing body) of the Purchaser, Sponsor, any beneficial owner of five percent (5%) or more of the Purchaser

Common Stock or, to the knowledge of the Purchaser, their respective “associates” or “immediate family members” owns directly or indirectly in whole or in part, or has any other material interest in, (i) any material tangible or real property that the Purchaser or uses, owns or leases (other than through any equity interest in the Purchaser) or (ii) any customer, vendor or other material business relation of the Purchaser or Sponsor.

5.21 Forward Purchase Agreement. The Purchaser has delivered to the Company a true, accurate and complete copy of the Forward Purchase Agreement. The Forward Purchase Agreement is in full force and effect and has not been withdrawn, terminated, or otherwise amended or modified, in any respect, and no withdrawal, termination, amendment or modification is contemplated by the Purchaser, and the commitments contained in the Forward Purchase Agreement have not been withdrawn, terminated or rescinded in any respect. The Forward Purchase Agreement is a legal, valid and binding obligation enforceable in accordance with its terms. No event has occurred that, with or without notice, lapse of time or both, would constitute a default under any condition precedent or material term of the Forward Purchase Agreement and, as of the date hereof, the Purchaser has no reason to believe that any of the conditions to the consummation of the Forward Purchase Agreement will not be satisfied, and, as of the date hereof, the Purchaser is not aware of the existence of any fact or event that would or would reasonably be expected to cause such conditions not to be satisfied.

5.22 Tax Matters.

(a) The Purchaser and Merger Sub have or will have timely filed, or caused to be timely filed (taking into account valid extensions), all income and other material Tax Returns required to be filed by them, which Tax Returns are correct and complete in all material respects, and have paid (or withheld and paid over to the appropriate Authority) all Taxes required to be paid (or withheld and paid over) by the Purchaser or Merger Sub other than such Taxes for which adequate reserves in the Purchaser Financials have been established.

(b) There are no Actions pending against the Purchaser or Merger Sub in respect of any material Tax, and neither the Purchaser nor Merger sub has been notified in writing of any proposed material Tax claims or assessments against the Purchaser or Merger Sub (other than, in each case, claims or assessments that have been settled or otherwise resolved in full).

(c) There are no Liens with respect to any Taxes upon any of the Purchaser’s assets, other than Permitted Liens.

(d) The Purchaser and Merger Sub have no outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes that has not been paid, other than pursuant to customary extensions of the due date for filing a Tax Return obtained in the ordinary course of business. There are no outstanding requests by the Purchaser or Merger Sub for any extension of time within which to file any Tax Return other than an extension requested in the ordinary course of business.

(e) Neither the Purchaser nor the Merger Sub is a party to any Tax indemnification or Tax sharing or similar agreement (other than any such agreement solely between the Purchaser and Merger Sub and customary commercial Contracts (or Contracts entered into in the ordinary course of business) not primarily related to Taxes).

(f) No written claim has been made by any Taxing Authority where the Purchaser does not file Tax Returns that it is or may be subject to taxation in that jurisdiction.

(g) Neither the Purchaser nor the Merger Sub has participated in a “listed transaction” within the meaning of Treasury Regulation 1.6011-4(b)(2).

(h) The Purchaser has not taken any action, and does not have any knowledge of any fact or circumstance, that could reasonably be expected to prevent the Transactions, including the Merger, from qualifying as a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a)(1) of the Code.

5.23 PIPE Investment.

(a) The Purchaser has delivered to the Company true, correct and complete copies of each of the Subscription Agreements entered into by the Purchaser with the applicable PIPE Investors named therein, pursuant to which the PIPE Investors have committed to provide equity financing to the Purchaser solely for purposes of consummating the Transactions in the aggregate amount of all of the Subscription Agreements (the “PIPE Investment Amount”). To the knowledge of the Purchaser, with respect to each PIPE Investor, the Subscription Agreement with such PIPE Investor is in full force and effect and has not been withdrawn or terminated, or otherwise amended or modified, in any respect, and no withdrawal, termination, amendment or modification is contemplated by the Purchaser. Each Subscription Agreement is a legal, valid and binding obligation of the Purchaser and, to the knowledge of the Purchaser, each PIPE Investor, and neither the execution or delivery by any party thereto nor the performance of any party’s obligations under any such Subscription Agreement violates any Laws. The Subscription Agreements provide that the Company is a party thereto and is entitled to enforce such agreements against the PIPE Investor. There are no other agreements, side letters, or arrangements between the Purchaser and any PIPE Investor relating to any Subscription Agreement that could affect the obligation of such PIPE Investors to contribute to the Purchaser the applicable portion of the PIPE Investment Amount set forth in the Subscription Agreement of such PIPE Investors, and, as of the date hereof, the Purchaser does not know of any facts or circumstances that may reasonably be expected to result in any of the conditions set forth in any Subscription Agreement not being satisfied, or the PIPE Investment Amount not being available to the Purchaser, on the Closing Date. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of the Purchaser under any material term or condition of any Subscription Agreement and, as of the date hereof, the Purchaser has no reason to believe that it will be unable to satisfy in all material respects on a timely basis any term or condition of closing to be satisfied by it contained in any Subscription Agreement. The Subscription Agreements contain all of the conditions precedent (other than the conditions contained in the other Transaction Agreements) to the obligations of the PIPE Investors to contribute to the Purchaser the applicable portion of the PIPE Investment Amount set forth in the Subscription Agreements on the terms therein.

(b) No fees, consideration or other discounts are payable or have been agreed by the Purchaser or any of its Subsidiaries (including, from and after the Closing, the Company and its Subsidiaries) to any PIPE Investor in respect of its PIPE Investment or, except as set forth in the Subscription Agreements.

5.24 Independent Investigation. The Purchaser and its Affiliates and their respective Representatives have conducted their own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Company Group, and the Purchaser acknowledges that it and they have been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Company Group for such purpose. The Purchaser acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the Transactions, it has relied solely upon its own investigation and the express representations and warranties of the Company set forth in Article IV (including the related portions of the Disclosure Schedules); and (b) none of the Company, its Affiliates nor their respective Representatives have made any express or implied representation or warranty as to the Company Group, or this Agreement, except as expressly set forth in Article IV (including the related portions of the Disclosure Schedules).

ARTICLE VI

COVENANTS OF THE PARTIES PENDING CLOSING

6.1 Conduct of the Business. From the date hereof through the earlier of the termination of this Agreement in accordance with Article X or the Closing Date (the “Interim Period”), each of the Purchaser, Merger Sub and the Company shall, except as required by this Agreement, as set forth on Schedule 6.1, as consented in writing by the other Party (which consent shall not be unreasonably withheld, conditioned or delayed), or as required by applicable law (including any COVID-19 Measures), use commercially reasonable efforts to conduct their respective businesses only in the Ordinary Course of Business in all material respects (including with respect to the payment of accounts payable and the collection of accounts receivable), and shall use its commercially reasonable efforts to preserve intact its business relationships with key employees, material suppliers and other material third parties (provided that the Company shall be under no obligation to enter into retention agreements with employees in order to comply with the foregoing).

(a) Without limiting the generality of the foregoing, except as set forth on Schedule 6.1(a), during the Interim Period, without the Purchaser’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed), except as required by applicable Law or as contemplated by this Agreement, no member of the Company Group shall:

(i) amend, modify or supplement its certificate of incorporation and bylaws or other organizational or governing documents;

(ii) amend, waive any provision of, or terminate prior to its scheduled expiration date any Material Contract;

(iii) (A) modify, amend or enter into any contract, agreement, lease, license or commitment, which is with respect to Real Property, (B) enter into any contract, agreement, lease, license or commitment that obligates the payment of more than $2,000,000 individually (other than with respect to Real Property or Company IP, or with respect to contract manufacturing contracts with contract manufacturing organizations), or (C) enter into any contract manufacturing contract with a contract manufacturing organization that obligates the payment of more than $5,000,000 individually;

(iv) excluding Company IP, sell, lease, license or otherwise dispose of any of the Company Group’s material assets or assets that are worth $2,000,000 or more (individually or in the aggregate) covered by any Material Contract except (A) pursuant to existing contracts or commitments disclosed herein, and (B) in the Ordinary Course of Business;

(v) make any capital expenditures in excess of $2,000,000 (individually or in the aggregate) outside of the capital expenditure plan made available to the Purchaser on or prior to the date of this Agreement;

(vi) pay, declare or promise to pay any cash or other dividends or other distributions with respect to its capital stock or other equity securities, or pay, declare or promise to pay any other payments to any Stockholder (other than payment of salary, benefits, leases, commissions, grants of Company Options, Company Capital Stock issued upon exercise of Company Options and similar payments in the Ordinary Course of Business);

(vii) obtain or incur any loan or other Indebtedness other than (A) accounts payable, (B) accrued liabilities in the Ordinary Course of Business and (C) Permitted Liens;

(viii) suffer or incur any Lien, except for Permitted Liens, on the Company Group’s assets;

(ix) acquire, lease, in-license, out-license, sublicense, pledge, sell or otherwise dispose of, divest or spin-off, abandon, waive, covenant not to assert, relinquish or permit to lapse any Company IP except (A) any Patent expiring at the end of its statutory term and not capable of being extended, (B) pursuant to a Standard Contract or (C) granting a non-exclusive license for a Person to perform services for a member of the Company Group pursuant to any contract research, contract manufacturing, molecular testing or similar contracts entered into in the Ordinary Course of Business;

(x) delay, accelerate or cancel any material Indebtedness owed to the Company Group or write off or make further reserves against the same, other than in the Ordinary Course of Business ;

(xi) merge or consolidate with or acquire any other Person or be acquired by any other Person;

(xii) permit any material insurance policy protecting any of the Company Group’s assets to lapse, other than in connection with such lapse a replacement policy having comparable deductions and providing coverage equal to or greater than the coverage under the lapsed policy for substantially similar premiums or less is in full force and effect;

(xiii) except in the ordinary course of business and consistent with past practice (A) adopt or amend any Company Plan, other than as required to maintain the qualified status of such Company Plan under the Code, or to pay a routine claim for health and welfare benefits or (B) increase compensation or pay any special bonus or other remuneration to any current or former employee, director or other natural person service provider of the Company Group (other than annual or quarterly bonuses in the Ordinary Course of Business, annual compensation increases in the Ordinary Course of Business or in connection with new hires (in compliance with clause (xiv) in the Ordinary Course of Business), but in any event only to the extent there results no more than $3,500,000 in aggregate in cost to the Company;

(xiv) (A) hire any individual as a Company Employee with an annual cash compensation of over $250,000, other than to (1) fill an open position listed on Schedule 6.1(a)(xiv)or (2) replace a Company Employee whose employment terminates after the date of this Agreement, in each case with compensation and benefits that are no more favorable than similarly situated Company Employees; or (B) terminate the employment of any Company Employee at or above the level of Senior Vice President, other than for cause;

(xv) modify, extend, or enter into any labor agreement, collective bargaining agreement or any other labor-related agreements or arrangements with any labor union, labor organization or works council, or recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any Company Employees;

(xvi) waive the restrictive covenant obligations of any Company Employee;

(xvii) institute, settle or agree to settle any litigation, action, proceeding or investigation before any court or Authority in each case in excess of $250,000 (exclusive of any amounts covered by insurance) or that imposes injunctive or other non-monetary relief on the Company;

(xviii) make any change in its financial accounting principles or methods;

(xix) change the place of business or jurisdiction of organization of the Company;

(xx) extend any material loans to employees other than travel or other expense advances to employees in the ordinary course of business;

(xxi) issue, redeem or repurchase any capital stock, membership interests or other securities, or issue any securities exchangeable for or convertible into any shares of its capital stock or other securities except subject to (vi) above, in connection with obtaining any loans or grants in the Ordinary Course of Business or issuance of Company Options in the ordinary course of business or Company Common Stock in connection with exercise of Company Options;

(xxii) (A) make or change any material election in respect of material Taxes, (B) materially amend, modify or otherwise change any filed material Tax Return, (C) adopt or request permission of any taxing authority to change any material accounting method in respect of Taxes, (D) enter into any closing agreement in respect of material Taxes or enter into any Tax sharing or similar agreement

(other than any such agreement entered into in the Ordinary Course of Business not primarily related to Taxes), (E) settle any claim or assessment in respect of material Taxes, (F) surrender or allow to expire any right to claim a refund of material Taxes (other than a refund resulting from any Tax credit that may have been permitted to be but was not claimed under the FFCRA or CARES Act) or (G) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes or in respect to any material Tax attribute that would give rise to any claim or assessment of Taxes (other than in connection with a customary extension of the due date for filing a Tax Return obtained in the Ordinary Course of Business);

(xxiii) take any action, or knowingly fail to take any action, which action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder; or

(xxiv) agree to do any of the foregoing.

Nothing herein shall require the Company to obtain consent from the Purchaser to do any of the foregoing if obtaining such consent might reasonably be expected to violate applicable Law, and nothing contained in this Section 6.1(a) shall give to the Purchaser, directly or indirectly, the right to control or direct the ordinary course of business operations of the Company prior to the Closing Date. Prior to the Closing Date, each of the Purchaser and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations.

(b) Without limiting the generality of the foregoing, during the Interim Period, without the Company’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed), except as required by applicable Law or as contemplated by this Agreement, the Purchaser and Merger Sub shall not:

(i) amend, modify or supplement its certificate of incorporation and bylaws or other organizational or governing documents;

(ii) amend, waive any provision or terminate prior to its scheduled expiration date, or otherwise compromise in any way, any material contract or any other material right or asset of the Purchaser or Merger Sub or any other contract which (A) is with respect to Real Property, (B) extends for a term of one (1) year or more or (C) obligates the payment of more than $500,000 (individually or in the aggregate);

(iii) make any capital expenditures;

(iv) pay, declare or promise to pay any dividends or other distributions with respect to its capital stock or other equity securities;

(v) obtain or incur any loan or other Indebtedness other than (A) accounts payable, (B) accrued liabilities in the ordinary course of business consistent with past practice, (C) Permitted Liens and (D) working capital loans;

(vi) suffer or incur any Lien, except for Permitted Liens, on the Purchaser’s or Merger Sub’s assets;

(vii) merge or consolidate with or acquire (by purchasing a substantial portion of the assets of or equity in, or by any other manner) any other Person or be acquired by any other Person;

(viii) liquidate, dissolve, reorganize or otherwise wind up the business or operations of the Purchaser or Merger Sub;

(ix) permit any material insurance policy protecting any of the Purchaser’s or Merger Sub’s assets to lapse, other than in connection with such lapse a replacement policy having comparable deductions and providing coverage equal to or greater than the coverage under the lapsed policy for substantially similar premiums or less is in full force and effect;

(x) enter into, renew or amend in any material respect, any transaction or Contract with an Affiliate of the Purchaser or Merger Sub (including, for the avoidance of doubt, (A) the Sponsors or anyone related by blood, marriage or adoption to any Sponsor and (B) any Person in which any Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of five percent (5%) or greater);

(xi) institute, settle or agree to settle any litigation, action, proceeding or investigation before any court or Authority in each case in excess of $250,000 (exclusive of any amounts covered by insurance) or that imposes injunctive or other non-monetary relief on the Purchaser or Merger Sub;

(xii) make any change in its financial accounting principles or methods;

(xiii) change its place of business or jurisdiction;

(xiv) issue, redeem or repurchase any capital stock, or other securities, or issue any securities exchangeable for or convertible into any shares of its capital stock or other securities;

(xv) amend, modify or waive any of the terms or rights set forth in, any Purchaser Warrant or the applicable warrant agreement, including any amendment, modification or reduction of the warrant exercise price set forth therein;

(xvi) (A) make or change any material election in respect of material Taxes, (B) materially amend, modify or otherwise change any filed material Tax Return, (C) adopt or request permission of any taxing authority to change any material accounting method in respect of Taxes, (D) enter into any closing agreement in respect of material Taxes or enter into any Tax sharing or similar agreement other than any such agreement entered into in the ordinary course of business not primarily related to Taxes), (E) settle any claim or assessment in respect of material Taxes, (F) surrender or allow to expire any right to claim a refund of material Taxes (other than a refund resulting from any Tax credit that may have been permitted to be but was not claimed under the FFCRA or CARES Act) or (G) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes or in respect to any material Tax attribute that would give rise to any claim or assessment of Taxes (other than in connection with a customary extension of the due date for filing a Tax Return obtained in the ordinary course of business);

(xvii) take any action, or knowingly fail to take any action, which action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder;

(xviii) amend, waive or otherwise change the Trust Agreement in any manner adverse to the Purchaser; or

(xix) agree to do any of the foregoing.

Nothing herein shall require the Purchaser to obtain consent from the Company to do any of the foregoing if obtaining such consent might reasonably be expected to violate applicable Law, and nothing contained in this Section 6.1(b) shall give to the Company, directly or indirectly, the right to control or direct the ordinary course of business operations of the Purchaser prior to the Closing Date. Prior to the Closing Date, each of the Company and the Purchaser shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations.

(c) In the event that the Company seeks consent pursuant to Section 6.1(a) or the Purchaser seeks consent pursuant to Section 6.2(b) above, the Company or the Purchaser, as applicable, shall (in lieu of Section 11.1) send a written request via electronic mail to moses.makunje@nuvationbio.com or oleg@ecor1cap.com, respectively. In the event that the Company or the Purchaser, as the case may be, does not receive a response within five (5) Business Days of such written request, the Purchaser or the Company, as applicable, shall be deemed to have provided such consent.

6.2 Annual and Interim Financial Statements. Each of the Company Group and the Purchaser shall provide the other Party with its consolidated balance sheet, income statements, and other financial information necessary for inclusion in any Purchaser SEC Document and/or the Registration Statement no later than November 30, 2020, all prepared in accordance with GAAP and compliant with SEC requirements, except as otherwise indicated in such statements and subject to year-end audit adjustments and omission of notes.

6.3 Trust Account. The Purchaser covenants that it shall make appropriate arrangements to cause the funds in the Trust Account to be disbursed in accordance with the Trust Agreement and for the payment of (a) all amounts payable to stockholders holding the Purchaser Units or shares of the Purchaser Common Stock who shall have validly redeemed their the Purchaser Units or shares of the Purchaser Common Stock upon acceptance by the Purchaser of such Purchaser Units or shares of the Purchaser Common Stock, (b) the expenses to the third parties to which they are owed, (c) the Deferred Underwriting Amount to the underwriter in the IPO and (d) the remaining monies in the Trust Account to the Purchaser.

6.4 Purchaser Public Filings. During the Interim Period, the Purchaser will keep current and timely file all of its public filings with the SEC and otherwise comply in all material respects with applicable securities Laws and shall use reasonable best efforts to maintain the listing of the Purchaser Securities on the NYSE. Prior to the Effective Time, the Purchaser shall (a) to the extent required by the rules and regulations of the NYSE, prepare and submit to the NYSE a notification form for the listing of the Transaction Securities, and to cause such shares to be conditionally approved for listing (subject to official notice of issuance and any requirement to have a sufficient number of round lot holders of the Purchaser Class A Common Stock) and (b) to the extent required under the rules and regulations of the NYSE, to file an initial listing application for the Purchaser Class A Common Stock on the NYSE (the “NYSE Listing Application”) and to cause such NYSE Listing Application to be approved prior to the Closing.

6.5 Form 8-K; Press Releases.

(a) As promptly as practicable after execution of this Agreement, the Purchaser will prepare and file a “Current Report” on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement, which the Company may review and comment upon prior to filing. Promptly after the execution of this Agreement, the Purchaser and the Company shall also issue a joint press release announcing the execution of this Agreement and shall file such joint press release on a “Current Report” on Form 8-K.

(b) Prior to the Closing, the Purchaser and the Company shall prepare a mutually agreeable press release announcing the consummation of the Merger (the “Closing Press Release”). Concurrently with the Closing, the Purchaser shall distribute the Closing Press Release.

6.6 Section 16 of the Exchange Act. Prior to the Closing, the Purchaser Board, or an appropriate committee thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC relating to Rule 16b-3(d) under the Exchange Act, such that the acquisition of the Purchaser Common Stock pursuant to this Agreement by any officer or director of the Company who is expected to become a “covered person” of the Purchaser for purposes of Section 16 of the Exchange Act (“Section 16”) shall be exempt acquisitions for purposes of Section 16.

6.7 No Solicitation. During the Interim Period, none of the Purchaser Board or the Purchaser and Merger Sub, on the one hand, or the Company or any of its Subsidiaries, or the Company’s board of directors (the

“Company Board”), on the other hand, will, nor will they authorize or permit any of their respective Representatives to, directly or indirectly, (a) solicit, initiate or knowingly encourage, support, facilitate or induce the making, submission or public announcement of any inquiry, indication of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (b) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, or knowingly take any other action regarding, any inquiry, indication of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (c) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition Proposal, (d) in the case of the Purchaser, fail to include the Purchaser Board Recommendation in (or remove from) the Registration Statement, (e) enter into any agreement in principle, letter of intent, term sheet or any other agreement, understanding or contract (whether binding or not) contemplating or otherwise relating to any Acquisition Proposal, (f) submit any Acquisition Proposal to the vote of any securityholders of the Purchaser, the Company or any of its Subsidiaries (as applicable), (g) withhold, withdraw, qualify, amend or modify (or publicly propose or announce any intention or desire to withhold, withdraw, qualify, amend or modify), in a manner adverse to the other Party, the approval of such Party’s board of directors of this Agreement and/or any of the Transactions, or, in the case of the Purchaser, the Purchaser Board Recommendation, (h) approve any transaction, or any third party becoming an “interested stockholder”, under applicable Laws or (i) resolve, propose or agree to do any of the foregoing (any of the actions described in clauses (c)-(i), a “Change of Recommendation”). Both the Company and the Purchaser and Merger Sub shall, and shall cause their respective Representatives to, immediately cease any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the date of this Agreement with respect to any Acquisition Proposal. Each of the Purchaser and the Company shall notify the other Party within 48 hours of the receipt by such Party or any of its Representatives of any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations that constitutes or could reasonably be expected to constitute an Acquisition Proposal, including a correct and complete copy thereof if in writing or a written summary of the material terms thereof if it is not in writing, and the identity of the party making such inquiry, proposal, offer or request for information. If a Representative of either Party, whether in his, her or its capacity as such or in any other capacity, takes any action that such Party is obligated pursuant to this Section 6.7 not to take, then such Party shall be deemed for all purposes of this Agreement to have breached this Section 6.7.

6.8 Tax Matters.

(a) All Transfer Taxes that may become due and payable as a result of the Transactions, levied on the Purchaser or the Company, shall be paid fifty percent (50%) by the Purchaser and fifty percent (50%) by the Company. The Purchaser will file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes and any expenses incurred in connection with the filing of such Tax Returns or other documentation shall be paid (50%) by the Purchaser and fifty percent (50%) by the Company. If required by applicable Law, the Company will join the Purchaser in the execution of any such Tax Return and other documentation.

(b) The parties intend that, for United States federal income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations to which each of the Purchaser and the Company are parties under Section 368(b) of the Code and the Treasury Regulations and this Agreement is intended to be, and is adopted as, a plan of reorganization for purposes of Sections 354, 361 and the 368 of the Code and within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). The Merger shall be reported by the parties for all Tax purposes in accordance with the foregoing, unless otherwise required by an Authority as a result of a “determination” within the meaning of Section 1313(a) of the Code. The parties shall cooperate with each other and their respective counsel to document and support the Tax treatment of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code and each party shall use its reasonable best efforts to execute and deliver to counsel of the Company and the Purchaser letters of representation customary for transactions of this type and reasonably satisfactory to counsel of the Company and the Purchaser, at such time or times as such counsel shall reasonably request, including in connection with the filing and/or effectiveness of the Registration Statement.

(c) At the Closing, the Company shall deliver to the Purchaser a certificate on behalf of the Company, prepared in a manner consistent and in accordance with the requirements of Treasury Regulation Sections 1.897-2(h)(2) and 1.1445-2(c)(3), certifying that no interest in the Company is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “U.S. real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the IRS prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), together with written authorization for the Purchaser to deliver such documentation to the Internal Revenue Service on behalf of the Company after the Closing.

6.9 Regulatory Compliance.

(a) As promptly as practicable after execution and delivery of this Agreement, the Purchaser and Company shall each use its reasonable best efforts, and shall cooperate with each other, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, appropriate or desirable to consummate the Transactions, including and in no event later than ten (10) Business Days thereafter in the case of the HSR Act, the Purchaser and the Company shall execute and file, or join in the execution and filing of, any application, notification (including the provision of any required information in connection therewith) or other document that may be required under the HSR Act, in order to obtain the authorization, approval or consent of any Authority, or expiration or termination of the waiting periods under such Laws, that may be reasonably required, in connection with the consummation of the Transactions.

(b) The Purchaser and the Company shall cooperate with each other and shall each use its respective reasonable best efforts to obtain promptly all authorizations, approvals, consents, expirations or terminations of applicable waiting periods necessary or advisable for the consummation of this Agreement. Each of the Parties will furnish to the other Parties such information and assistance as may be reasonably requested in connection with the foregoing, including by: (i) timely furnishing to each other all information required to be included in such documents; (ii) to the extent not prohibited by such Authority and practicable, keeping each other reasonably informed of any communication received by such Party from, or given by such Party to, any Authority, and promptly providing each other with copies of all written communications to or from any Authority; (iii) responding promptly to and complying with any reasonable request for additional information or documents; (iv) to the extent practicable, permitting the Company or the Purchaser (as the case may be) to review in advance and consider in good faith incorporating the other Party’s reasonable comments in any communication given by it to any Authority; and (v) to the extent there are any meetings or substantive calls with any Authority, the Company and the Purchaser shall each permit the other to attend such meetings or calls unless prohibited by such Authority; provided that materials required to be provided pursuant to this Section 6.9(b) may be limited to outside counsel and may be redacted (i) to remove references to privileged information, (ii) the valuation of the Company, and (iii) as necessary to comply with contractual arrangements.

(c) Notwithstanding the foregoing, nothing in this Section 6.9 or otherwise in this Agreement shall require the Purchaser, any Purchaser Affiliate, or the Company to propose, negotiate, effect or agree to, the sale, divestiture, license or other disposition of any assets or businesses of the Purchaser, any Purchaser Affiliate, or the Company or otherwise take any action that limits the freedom of action with respect to, or its ability to retain any of the businesses, product lines or assets of the Purchaser or any Purchaser Affiliate, or the Company.

(d) All fees and payments required to be made to any Authority in accordance with this Section 6.9, whether under the HSR Act, shall be paid fifty percent (50%) by the Purchaser and fifty percent (50%) by the Company.

(e) No Party hereto shall take any action that could reasonably be expected to adversely affect or materially delay the approval of any Authority, or the expiration or termination of any waiting period of any required filings or applications under any Laws relating to antitrust, including by agreeing to merge with or acquire any other person or acquire a substantial portion of the assets of or equity in any other person. The Parties hereto further covenant and agree, with respect to a threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of the parties to consummate the Transactions, to use reasonable best efforts to prevent or lift the entry, enactment or promulgation thereof, as the case may be.

6.10 Employment Agreements. Prior to the Closing, the Company may enter into employment agreements with such officers of the Company employed by the Company as of the date of this Agreement, and on such terms as shall not be in the aggregate, materially different from the terms of such officer’s employment (inclusive of rights of such officer under Plans and policies) as of the date of this Agreement, as shall be reasonably determined by the Company (provided, for the avoidance of doubt, that failure to enter into any such employment agreements shall not be a breach of this Agreement).

6.11 Registration Rights Agreement. Prior to the Closing, the Company may cause the Stockholders listed on Schedule 6.11 to deliver, or cause to be delivered, to the Purchaser duly executed counterpart signature pages to the Registration Rights Agreement.

ARTICLE VII

COVENANTS OF THE COMPANY AND THE PURCHASER

The Company and the Purchaser acknowledge and agree that:

7.1 Access to Information. During the Interim Period, each of the Company and the Purchaser shall (a) continue to give the other Party, its legal counsel and other representatives reasonable access during normal business hours to the offices, properties and Books and Records of such Party, (b) furnish to the other Party, its legal counsel and other representatives such information relating to the business of the Company Group and the Purchaser as such Persons may reasonably request and (c) cause its employees, legal counsel, accountants and representatives to cooperate with the other Party in its investigation of such Party’s business; provided that no investigation pursuant to this Section 7.1 (or any investigation prior to the date hereof) shall affect any representation or warranty given by the Company or the Purchaser and, provided, further, that any investigation pursuant to this Section 7.1 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company or the Purchaser during normal business hours under the supervision of appropriate personnel of the Company. Nothing herein shall require a Party to disclose or provide access to any information (a) which primarily relates to the negotiation of this Agreement or the Transactions or (b) that could be detrimental to such Party’s business or operations or if such disclosure could, in its reasonable discretion (i) jeopardize any attorney-client or other legal privilege (so long as such Party has reasonably cooperated with the other Party to permit such inspection of or to disclose such information on a basis that does not waive such privilege with respect thereto), or (ii) contravene any applicable Law, including those related to antitrust, or binding agreement entered into prior to the date of this Agreement (including any confidentiality agreement to which the Company or the Purchaser is a party).

7.2 Notices of Certain Events. During the Interim Period, each of the Company and the Purchaser shall promptly notify the other Party in writing of:

(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions or that the Transactions might give rise to any Action or other rights by or on behalf of such Person or result in the loss of any rights or privileges of the Company (or the Purchaser, post-Closing) to any such Person or create any Lien (other than Permitted Liens) on any Company Common Stock, the Purchaser Common Stock, Merger Sub Common Stock or any of the Company Group’s or the Purchaser’s or Merger Sub’s assets;

(b) any notice or other communication from any Authority in connection with the Transactions contemplated by this Agreement or the Additional Agreements;

(c) any Actions commenced or threatened in writing against, involving the Company, the Purchaser, Merger Sub, the Company Common Stock, the Purchaser Common Stock, Merger Sub Common Stock or the Company’s or the Purchaser’s or Merger Sub’s assets or the Business or that relate to the consummation of the Transactions (shareholder demands or other shareholder proceedings (including derivative claims) that relate to the consummation of the Transactions contemplated by this Agreement or the Additional Agreements, “Transaction Litigation”) following which the Purchaser and the Company shall each (i) keep the other reasonably informed regarding any Action, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Action that is a Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any Transaction Litigation, (iii) consider in good faith the other’s advice with respect to any Transaction Litigation and (iv) reasonably cooperate with each other; provided however, that the Purchaser and the Company shall jointly control the negotiation, defense and settlement of any Transaction Litigation; provided, further, however, that in no event shall the Purchaser, on the one hand, or the Company, on the other hand, settle or compromise any Transaction Litigation without the prior written consent of the other Party (not to be unreasonably withheld, conditioned or delayed);

(d) the occurrence of any fact or circumstance which constitutes or results, or is reasonably be expected to constitute or result, in a Material Adverse Effect or Purchaser Material Adverse Effect; and

(e) the occurrence of any fact or circumstance that renders any representation or warranty under Article IV by the Company or Article V by the Purchaser untrue or inaccurate such that the conditions set forth in Sections 9.2(b) or 9.3(b), respectively, would not be satisfied.

No such notice shall constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached.

7.3 Company IP Maintenance Filings and Payments. From and after the date of this Agreement and prior to the Closing Date, Company shall, and shall cause each other member of the Company Group to, in good faith and with reasonable care and diligence and at its own expense, take actions (including payment of fees or filing of documents) that must be taken within three (3) months after the Closing Date for the purposes of obtaining, maintaining, perfecting, or renewing any existing rights in any Company IP.

ARTICLE VIII

COVENANTS OF ALL PARTIES HERETO

The Parties hereto covenant and agree that:

8.1 Registration Statement.

(a) As soon as reasonably practicable after the date hereof, the Purchaser and the Company shall prepare and the Purchaser shall file a preliminary Registration Statement (in which a proxy statement (the “Proxy Statement”) shall be included as a prospectus), with the SEC for purposes of (i) approval of the Business Combination and the other Transactions, (ii) approval of the Purchaser Charter (the “Purchaser Charter Amendment”), (iii) approval, on a non-binding advisory basis, of certain differences between the Purchaser’s current certificate of incorporation and the Purchaser Charter in accordance with the requirements of the SEC, (iv) approval of the issuance of more than 20% of the issued and outstanding shares of the Purchaser Common Stock pursuant to this Agreement, pursuant to NYSE requirements, (v) election of directors of the Purchaser in accordance with Section 8.12, (vi) approval of the Equity Incentive Plan, (vii) approval of the Purchase Plan, and

(viii) approval of any adjournment of the Purchaser Stockholder Meeting in the event the Purchaser does not receive the requisite vote to approve the matter set forth in clause (i)-(vii) above and (ix) any other proposals the Parties deem necessary or desirable to consummate the Transactions (the approvals described in foregoing clauses (i) through (ix), collectively, the “Purchaser Stockholder Matters”). Each of the Purchaser and the Company agrees to use their respective reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as soon as reasonably practicable after filing thereof. Each of the Purchaser and the Company agrees to furnish to the other party all information concerning itself, its Subsidiaries, officers, directors and stockholders and such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Registration Statement, Proxy Statement, a Current Report on Form 8-K pursuant to the Exchange Act in connection with the Transactions, or any other statement, filing, notice or application made by or on behalf of the Purchaser, the Company or their respective Subsidiaries to any regulatory authority (including the NYSE) in connection the Transactions, including the Merger (the “Offer Documents”). The Registration Statement, Proxy Statement and any other Offer Documents shall be in a form mutually agreed by the Purchaser and the Company. The Purchaser will advise the Company, promptly after the Purchaser receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Purchaser Common Stock for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information. The Purchaser shall cause the Proxy Statement to be mailed to its stockholders of record, as of the record date to be established by the Purchaser Board and in compliance with Section 8.2, as promptly as practicable (but in no event later than three (3) Business Days following effectiveness except as otherwise required by applicable Law) following the Registration Statement becoming declared effective under the Securities Act. The Purchaser will cause all documents that it is responsible for filing with the SEC or other regulatory authorities in connection with the Merger to (i) comply as to form with all applicable SEC requirements and (ii) otherwise comply in all material respects with all applicable Law.

(b) The Purchaser will notify the Company promptly of the receipt of any comments (written or oral) from the SEC or its staff with respect to the Registration Statement, the Proxy Statement or Offer Documents and of any request by the SEC or its staff or any other official of any Authority for amendments or supplements to the Registration Statements, the Proxy Statement or Offer Documents, and will supply the Company with copies of all correspondence between the Purchaser or any of its Representatives, on the one hand, and the SEC, or its staff or any other official of any Authority, on the other hand, with respect to the Registration Statements or Offer Documents. The Purchaser shall permit the Company and its outside counsel to participate in all material discussions and meetings with the SEC and its staff relating to the Registration Statement, the Proxy Statement, this Agreement or the Transactions. The Purchaser shall (i) consult with the Company and obtain the Company’s prior consent (such consent not to be unreasonably withheld, conditioned or delayed) prior to providing a written response to any comments or inquiries by the SEC or any other Authority with respect to any filings related to the Merger, (ii) provide the Company and its Representatives with reasonable opportunity to review and comment on any such written response in advance and (iii) promptly inform the Company whenever any event occurs that requires the filing of an amendment or supplement to the Registration Statements, Proxy Statement or Offer Documents, and the Purchaser shall provide the Company and its Representatives with a reasonable opportunity to review and comment on any such amendment or supplement in advance and obtain the Company’s prior consent with respect to such filing of an amendment or supplement to the Registration Statement or Proxy Statement (such consent not to be unreasonably withheld, conditioned or delayed), and shall cooperate in filing with the SEC or its staff or any other official of any Authority, and/or mailing to the Purchaser’s stockholders, such amendment or supplement. The Company shall promptly inform the Purchaser whenever the Company discovers any event relating to the Purchaser or any of its Affiliates, officers or directors that is required to be set forth in an amendment or supplement to the Registration Statement, Proxy Statement or Offer Documents.

(c) In connection with any filing the Purchaser makes with the SEC that requires information about the Transactions to be included, the Company will, and will use reasonable best efforts to cause its Representatives, in connection with the disclosure included in any such filing or the responses provided to the SEC in connection with the SEC’s comments to a filing, to use reasonable best efforts to (i) cooperate with the Purchaser, (ii) respond to questions about the Company required in any filing or requested by the SEC in a timely fashion, and (iii) promptly provide any information requested by the Purchaser or the Purchaser’s Representatives in connection with any filing with the SEC.

(d) If, at any time prior to the Purchaser Stockholder Meeting, there shall be discovered any information that should be set forth in an amendment or supplement to the Registration Statement so that the Registration Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Purchaser shall promptly file an amendment or supplement to the Registration Statement containing such information. If, at any time prior to the Closing, the Company discovers any information, event or circumstance relating to the Company, its business or any of its Affiliates, officers, directors or employees that should be set forth in an amendment or a supplement to the Registration Statement so that the Registration Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then the Company shall promptly inform the Purchaser of such information, event or circumstance.

8.2 Purchaser Stockholder Meeting; Board Recommendation.

(a) Prior to or as soon as reasonably practicable after the Registration Statement is declared effective under the Securities Act, the Purchaser shall, in accordance with applicable Law, NYSE rules, the Purchaser Charter and the Purchaser Bylaws, establish a record date for (which date shall be mutually agreed with the Company), duly call, give notice of, convene and hold a meeting of the Purchaser’s stockholders (including any adjournment or postponement thereof, including for the purpose of soliciting additional proxies in favor of the adoption of this Agreement, the “Purchaser Stockholder Meeting”) to be held as soon as reasonably practicable following the date that the Registration Statement is declared effective under the Securities Act for the sole purpose of obtaining approval of the Purchaser Stockholder Matters (the “Purchaser Stockholder Approval”) (which meeting shall be held not more than twenty-five (25) days after the date on which the Purchaser mails the Proxy Statement to its stockholders unless otherwise agreed in writing between the Parties). The Purchaser will use its reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and will take all other reasonable action necessary or advisable to obtain such proxies with respect to the Purchaser Stockholder Approval and to secure the vote or consent of its stockholders required by and in compliance with all applicable Law and its certificate of incorporation and bylaws. The Purchaser shall not adjourn or postpone the Purchaser Stockholder Meeting without the prior written consent of Company; provided that the Purchaser may adjourn or postpone the Purchaser Stockholder Meeting (i) to the extent necessary to ensure that any supplement or amendment to the Registration Statement that the Purchaser reasonably determines (following consultation with Company, except with respect to any Acquisition Proposal) is necessary to comply with applicable Laws, is provided to the Purchaser’s stockholders in advance of a vote on the adoption of this Agreement, (ii) if, as of the time that the Purchaser Stockholder Meeting is originally scheduled, there are insufficient shares of the Purchaser Common Stock represented at such meeting (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Purchaser Stockholder Meeting or (iii) if, as of the time that the Purchaser Stockholder Meeting is originally scheduled, adjournment or postponement of the Purchaser Stockholder Meeting is necessary to enable the Purchaser to solicit additional proxies required to obtain the Purchaser Stockholder Approval; provided that the Purchaser may postpone or adjourn on one (1) occasion so long as the date of the Purchaser Stockholder Meeting is not postponed or adjourned more than an aggregate of 15 consecutive calendar days in connection with such postponement or adjournment.

(b) (i) the Registration Statement shall include a statement to the effect that the Purchaser Board has unanimously recommended that the Purchaser’s stockholders vote in favor of the Purchaser Stockholder Matters at the Purchaser Stockholder Meeting and (ii) neither the Purchaser Board nor any committee thereof shall withhold, withdraw, qualify, amend or modify, or publicly propose or resolve to withhold, withdraw, qualify, amend or modify, the Purchaser Board Recommendation.

8.3 Further Assurances. Subject to the terms and conditions of this Agreement, each Party shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable Laws to consummate and implement expeditiously each of the Transactions. The Parties hereto shall execute and deliver, or cause to be executed and delivered, such other documents, certificates, agreements and other writings and take such other actions as may be necessary or desirable in order to consummate or implement expeditiously each of the Transactions. For the avoidance of doubt, notwithstanding anything to the contrary in this Agreement, nothing herein (including this Section 8.3) shall require the Company to use efforts to cause, or attempt to cause, any purchase of any Purchaser Class A Common Stock pursuant to the terms of any Subscription Agreement.

8.4 Company Stockholder Approval. Unless this Agreement has been terminated in accordance with Article 9.3(g), upon the terms set forth in this Agreement, the Company shall seek the irrevocable written consent, in form and substance reasonably acceptable to the Purchaser, of Stockholders sufficient to approve the adoption of this Agreement, the Merger and the other Transactions in favor of the approval and adoption of this Agreement, the Merger and the other Transactions (the “Written Consent”) no later than five (5) Business Days after the Registration Statement has been declared effective by the SEC.

8.5 Compliance with SPAC Agreements. The Purchaser shall comply with each of the agreements entered into in connection with the IPO.

8.6 Confidentiality. The Purchaser and the Company acknowledge that they are parties to the Confidentiality Agreement, the terms of which are incorporated herein by reference. Except as necessary to complete the Registration Statement or the PIPE Investment, the Company, on the one hand, and the Purchaser and Merger Sub, on the other hand, shall hold and shall cause their respective representatives to hold in strict confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Law, all documents and information concerning the other Party furnished to it by such other Party or its representatives in connection with the Transactions (except to the extent that such information can be shown to have been (a) previously known by the Party to which it was furnished, (b) in the public domain through no fault of such Party or (c) later lawfully acquired from other sources on a non-confidential basis, which source is not the agent of the other Party, by the Party to which it was furnished, without any breach by such source of any obligation of confidentiality to the other Party), and each Party shall not release or disclose such information to any other person, except its representatives in connection with this Agreement. In the event that any Party believes that it is required to disclose any such confidential information pursuant to applicable Laws, to the extent permitted by applicable Law, such Party shall give timely written notice to the other Party (which, for clarity, shall in the case of the Company be to the Purchaser and in the case of the Purchaser be to the Company) so that such Party may have an opportunity to obtain a protective order or other appropriate relief, and such Party shall only disclose the minimum amount of such confidential information so required to be disclosed. The Parties acknowledge that some previously confidential information will be required by applicable Law to be disclosed in the Registration Statement. The Company acknowledges that, in connection with the PIPE Investment, the Purchaser shall be entitled to disclose, pursuant to the Exchange Act, any information contained in any presentation to the PIPE Investors, which information may include confidential material; provided that, the Purchaser provides the Company with a reasonable opportunity to review and provide comments to such presentation and the Company consents to the contents thereof.

8.7 Indemnification; Insurance.

(a) From and after the Closing Date and for a period of six years thereafter, the Purchaser shall fulfill and honor in all respects the obligations pursuant to any indemnification agreements between the Purchaser or the Company Group, on the one hand, and any current or former directors, officers and employees, as the case may be, of the Purchaser, the Company Group, on the other hand, in effect on the date hereof and as set forth on Schedule 8.7(a), and any indemnification provisions under the Purchaser Charter or the Purchaser Bylaws, Company Charter Documents or the comparable charter or organizational documents of any of its Subsidiaries as in effect on the date hereof, in each case to the maximum extent permitted by Law, and shall not amend, repeal or otherwise modify any such provision in any manner that would adversely affect the rights of such indemnitee thereunder for any acts or omissions occurring prior to the Closing Date. Prior to the Closing Date, the Company shall enter into a directors’ and officers’ liability insurance policy covering the current and former directors, officers and employees, as the case may be, of the Company (the “Company Insured Parties”) on customary terms that are no less favorable to the Company Insured Parties than those of any directors’ and officers’ liability insurance policy maintained by the Company covering the Insured Parties as of the date of this Agreement (such policy, a “Company D&O Policy”), for a period of six (6) years after the Closing Date. All costs and expenses related to the Company D&O Policy, including the insurance premiums, shall be paid by the Company.

(b) Prior to the Closing Date, the Purchaser shall enter into a directors’ and officers’ liability insurance policy covering the current and former directors, officers and employees, as the case may be, of the Purchaser (the “Purchaser Insured Parties”) on customary terms that are no less favorable to the Purchaser Insured Parties than those of any directors’ and officers’ liability insurance policy maintained by the Purchaser covering the Purchaser Insured Parties as of the date of this Agreement (such policy, a “Purchaser D&O Policy”), for a period of six (6) years after the Closing Date. All costs and expenses related to the Purchaser D&O Policy, including the insurance premiums, shall be paid by the Purchaser.

(c) Notwithstanding anything contained in this Agreement to the contrary, this Section 8.7 shall survive the consummation of the Transactions and shall be binding, jointly and severally, on the Purchaser, the Company Group and all successors and assignees of the Purchaser and the Company Group. In the event that the Purchaser or any of its respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets to any Person, the Purchaser shall cause proper provisions to be made so that the successors and assigns of the Purchaser assume the obligations set forth in this Section 8.7.

(d) The obligations of the Purchaser and the Company under this Section 8.7 shall not be terminated or modified in such a manner as to adversely affect any indemnitee and/or Insured Party to whom this Section 8.7 applies without the express written consent of such affected indemnitee and Insured Party. It is expressly agreed that the indemnitees and/or Insured Parties to whom this Section 8.7 applies shall be third-party beneficiaries of this Section 8.7.

(e) The Purchaser shall assume, be jointly and severally liable for, and shall cause its Subsidiaries to honor, in accordance with their respective terms, each of the covenants contained herein without limit as to time. The rights of each indemnitee and/or Insured Party hereunder shall be in addition to, and not in limitation of, any other rights such Person may have under the Company Charter Documents or the comparable charter or organizational documents of any member of the Company Group, or any other indemnification arrangement or otherwise.

(f) On the Closing Date, the Purchaser shall enter into customary indemnification agreements reasonably satisfactory to the Company with the directors and officers of the Purchaser individuals set forth on Schedule 8.7(f) (the “Indemnification Agreements”), which indemnification agreements shall continue to be effective following the Closing.

8.8 PIPE Investment. Unless otherwise approved in writing by the Company, the Purchaser shall not permit any amendment or modification to be made to, any waiver (in whole or in part) or provide consent to (including consent to termination), of any provision or remedy under, or any replacements of, any of the Subscription Agreements (which consent or approval shall not be unreasonably withheld, conditioned or delayed). The Purchaser shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by the Subscription Agreements on the terms and conditions described therein, including maintaining in effect the Subscription Agreements and to: (a) satisfy in all material respects on a timely basis all conditions and covenants applicable to the Purchaser in the Subscription

Agreements and otherwise comply with its obligations thereunder; (b) in the event that all conditions in the Subscription Agreements (other than conditions that the Purchaser or any of its Affiliates control the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, consummate transactions contemplated by the Subscription Agreements at or prior to Closing; (c) confer with the Company regarding timing of the expected Closing Date (as defined in the Subscription Agreements); (d) deliver notices to counterparties to the Subscription Agreements sufficiently in advance of the Closing to cause them to fund their obligations as far in advance of the Closing as permitted by the Subscription Agreements; and (e) without limiting the Company’s rights to enforce certain of such Subscription Agreements in the event that all conditions in the Subscription Agreements (other than conditions that the Purchaser or any of its Affiliates control the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, to cause the applicable PIPE Investors to pay to (or as directed by) the Purchaser the applicable portion of the PIPE Investment Amount, as applicable, set forth in the Subscription Agreements in accordance with their terms. Without limiting the generality of the foregoing, the Purchaser shall give the Company, prompt written notice: (a) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could give rise to any breach or default) by any party to any Subscription Agreement known to the Purchaser; (b) of the receipt of any written notice or other written communication from any party to any Subscription Agreement with respect to any actual, potential, threatened or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party to any Subscription Agreement or any provisions of any Subscription Agreement; and (c) if the Purchaser does not expect to receive all or any portion of the PIPE Investment Amount on the terms, in the manner or from the PIPE Investors as contemplated by the Subscription Agreements. The Purchaser shall deliver all notices it is required to deliver under the Subscription Agreements on a timely basis in order to cause the PIPE Investors to consummate the PIPE Investment concurrently with the Closing and shall take all actions required under any Subscription Agreements with respect to the timely issuance and delivery of any physical certificates evidencing the shares of the Purchaser Class  A Common Stock as and when required under any such Subscription Agreements.

8.9 Additional Purchase Right. In the event that at Closing the Available Closing Purchaser Cash would not be sufficient to satisfy the condition in Section 9.3(d), then Sponsor and its Affiliates shall have the right (but not the obligation) to purchase immediately prior to the Closing additional shares of the Purchaser Class A Common Stock, valued at $10.00 per share for such purpose up to the amount of such deficiency subject to, substantially the same terms and conditions set forth in the Subscription Agreements.

8.10 Equity Incentive Plan and Purchase Plan. Prior to the effectiveness of the Registration Statement, the Purchaser shall approve, and subject to approval of the stockholders of the Purchaser, adopt, (a) an equity incentive plan that provides for grant of awards to employees and other service providers of the Surviving Corporation and its Subsidiaries, with a total pool of awards of the Purchaser Class A Common Stock not exceeding eighteen and one half percent (18.5)% of the Fully-Diluted Purchaser Common Stock immediately following the Closing (inclusive of the shares available for issuance under such plan), with an annual “evergreen” increase of not more than four percent (4%) of the Fully-Diluted Purchaser Common Stock outstanding as of the day prior to such increase (inclusive of the shares available for issuance under such plan) in a form otherwise mutually agreed by Purchaser and the Company (the “Equity Incentive Plan”) and (b) an employee stock purchase plan, that provides for grant of purchase rights with respect to the Purchaser Class A Common Stock to employees of the Surviving Corporation and its Subsidiaries, with a total pool of shares of the Purchaser Class A Common Stock not exceeding two percent (2%) of the Fully-Diluted Purchaser Common Stock immediately following the Closing (inclusive of the shares available for issuance under the plan), with an annual “evergreen” increase of one percent (1%) of the Fully-Diluted Purchaser Common Stock outstanding as of the day prior to such increase (inclusive of the shares available for issuance under the plan), in a form otherwise mutually agreed by Purchaser and the Company (the “Purchase Plan”). “Fully-Diluted Purchaser Common Stock” means the aggregate number of (i) shares of Purchaser Class A Common Stock, (ii) shares of Purchaser Class B Common Stock, and (iii) securities convertible into or exercisable for Purchaser Common Stock.

8.11 Continuing Employees.

(a) For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under any Plan of the Surviving Corporation or any of its Subsidiaries, solely to the extent such Plan provides benefits to any Continuing Employee after the Closing Date (including the Company Plans) (the “New Plans”), each such Continuing Employee shall be credited with his or her years of service with the Company or any of its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under any Company Plan in which such Continuing Employee participated or was eligible to participate immediately prior to the Closing Date; provided that the foregoing service credit shall not be required to apply (i) to the extent that its application would result in a duplication of benefits with respect to the same period of service, (ii) for purposes of any defined benefit pension accrual under any New Plan and (iii) for purposes of any subsidy provided for any post-employment welfare benefits under any New Plan. In addition, and without limiting the generality of the foregoing, (i) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is replacing comparable coverage under a Company Plan in which such Continuing Employee participated immediately before the Closing Date (such plans, collectively, the “Old Plans”) and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, the Surviving Corporation shall, or shall cause any of its Subsidiaries to, use commercially reasonable best efforts to cause (A) all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents, to the extent such conditions were inapplicable or waived under the comparable Old Plans of the Company or any of its Subsidiaries in which such Continuing Employee participated immediately prior to the Closing Date and (B) any eligible expenses incurred by any Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Continuing Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(b) Nothing in this Section 8.11 shall be treated as an amendment of, or undertaking to amend, any Company Plan or any other Plan, program, agreement or arrangement. The provisions of this Section 8.11 are solely for the benefit of the Parties, and nothing in this Section 8.11, express or implied, shall confer upon any current or former director, officer, employee or natural person service provider of any member of the Company Group or legal representative or beneficiary thereof, or any other Person, any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever, under this Agreement or any rights or remedies under any Company Plan that such employee, representative, beneficiary or other Person would not otherwise have under the terms of that Company Plan.

8.12 Post-Closing Directors. The Purchaser and the Company shall take all reasonably necessary action so that immediately after the Effective Time, the board of directors of the Purchaser is comprised of the individuals designated on Schedule 8.12.

ARTICLE IX

CONDITIONS TO CLOSING

9.1 Condition to the Obligations of the Parties. The obligations of all of the Parties to consummate the Closing are subject to the satisfaction of all the following conditions:

(a) No provisions of any applicable Law, and no Order shall restrain or prohibit or impose any condition on the consummation of the Closing.

(b) There shall not be any Action brought by any Authority to enjoin or otherwise restrict or make illegal the consummation of the Closing.

(c) Any waiting period under the HSR Act shall have expired or been terminated.

(d) After giving effect to the Transactions, including the PIPE Investment, the Purchaser shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after the Redemptions immediately after the Effective Time.

(e) The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purposes shall have been initiated or threatened by the SEC and not withdrawn.

(f) The Purchaser Stockholder Approval shall have been obtained in accordance with the provisions of the Purchaser Charter and applicable Laws, including the DGCL, NYSE rules and the Exchange Act.

(g) The Company Stockholder Approval shall have been duly obtained in accordance with the DGCL and the Company’s organizational documents, as amended and in effect on the date hereof.

9.2 Conditions to Obligations of the Purchaser. The obligation of the Purchaser to consummate the Merger is subject to the satisfaction, or the waiver at the Purchaser’s sole and absolute discretion, of all the following further conditions:

(a) The Company shall have performed in all material respects its obligations hereunder required to be performed by it pursuant to this Agreement at or prior to the Closing Date.

(b) (x) The Fundamental Representations (other than the Fundamental Representations in Section 4.5 (Capitalization)) shall: (A) if qualified by materiality or Material Adverse Effect (i) be true, correct and complete at and as of the date of this Agreement and (ii) be true, correct and complete as of the Closing Date (or in the case of (i) and (ii) except to the extent such representations and warranties expressly relate to a specified date, and in such case, shall be true, correct and complete at and as of such earlier date) and (B) if not qualified by materiality or Material Adverse Effect (i) be true, correct and complete in all material respects at and as of the date of this Agreement and (ii) be true, correct and complete in all material respects as of the Closing Date (or in the case of (i) and (ii) except to the extent such representations and warranties expressly relate to a specified date, and in such case, shall be true, correct and complete in all material respects at and as of such earlier date); provided that the Fundamental Representations of the Company contained in Section 4.5 (Capitalization) shall be true, correct and complete other than de minimis inaccuracies; and (y) all other representations and warranties of the Company set forth in Article IV hereof, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect, shall: (1) be true, correct and complete at and as of the date of this Agreement and (2) be true, correct and complete as of the Closing Date (or in the case of (i) and (ii) except to the extent such representations and warranties expressly relate to a specified date, and in such case, at and as of such earlier date), except in each case for any inaccuracies in such representations and warranties which, individually or in the aggregate, has not had, and would not reasonably be expected to result in, a Material Adverse Effect.

(c) There shall have been no event, change or occurrence that is continuing, which, individually or together with any other event, change or occurrence, would reasonably be expected to have a Material Adverse Effect.

(d) The Purchaser shall have received a certificate signed by the Chief Executive Officer of the Company to the effect set forth in clauses (a) through (c) of this Section 9.2 (the “Company Certificate”).

(e) There shall be no Closing Indebtedness.

9.3 Conditions to Obligations of the Company. The obligations of the Company to consummate the Closing is subject to the satisfaction, or the waiver at the Company’s discretion, of all of the following further conditions:

(a) The Purchaser and Merger Sub shall have performed in all material respects all of its obligations hereunder required to be performed by it pursuant to this Agreement at or prior to the Closing Date.

(b) (x) The representations and warranties in Sections 5.1 (Corporate Existence and Power), 5.2 (Authorization) and 5.5 (Finders’ Fees) shall (A) if qualified by materiality or Purchaser Material Adverse Effect (i) be true, correct and complete in all respects at and as of the date of this Agreement and (ii) be true, correct and complete as of the Closing Date (or in the case of (i) and (ii) except to the extent such representations and warranties expressly relate to a specified date, and in such case, shall be true correct and complete as of such earlier date) and (B) if not qualified by materiality or Purchaser Material Adverse Effect (i) be true, correct and complete in all material respects at and as of the date of this Agreement and (ii) be true, correct and complete in all material respects as of the Closing Date (or in the case of (i) and (ii) except to the extent such representations and warranties relate to a specified date, and in such case, shall be true, correct and complete in all material respects at and as of such earlier date), (y) the representations and warranties the Purchaser and Merger Sub contained in Section 5.6 (Capitalization), shall be true, correct and complete other than de minimis inaccuracies), and (z) all other representations and warranties of the Purchaser and Merger Sub set forth in Article V hereof, disregarding all qualification and exceptions contained therein relating to materiality or Material Adverse Effect, shall: (1) be true, correct and complete at and as of the date of this Agreement and (2) be true, correct and complete as of the Closing Date (or in the case of (1) and (2) except to the extent such representations and warranties expressly relate to a specified date, and in such case, at and as of such earlier date) for any inaccuracies in such representations and warranties which, individually or in the aggregate, has not had, and would not reasonably be expected to result in, a Purchaser Material Adverse Effect.

(c) The Company shall have received a certificate signed by an authorized officer of the Purchaser to the foregoing effect set forth in clauses (a) and (b) of this Section 9.3.

(d) Subject to Section 8.9, the Available Closing Purchaser Cash shall equal or exceed the Cash Closing Requirement.

(e) The Transaction Securities to be issued in connection with the Closing shall be conditionally approved for listing upon the Closing on the NYSE subject to any requirement to have a sufficient number of round lot holders of the Purchaser Class A Common Stock.

(f) The Purchaser Charter and the Purchaser Bylaws shall be effective as of the Closing.

(g) The persons listed on Schedule 9.3(g) shall have resigned from all of their positions and offices with the Purchaser and Merger Sub, in each case, to be effective as of, and conditioned upon the occurrence of, the Closing.

(h) All conditions to the funding pursuant to the Forward Purchase Agreement, if any shall have been satisfied, and such funding shall have been delivered to the Purchaser least one (1) Business Day prior to the Closing Date in accordance with the Forward Purchase Agreement, such that the funding of the will be consummated immediately prior to the Closing in accordance with the terms of the Forward Purchase Agreement.

ARTICLE X

TERMINATION

10.1 Termination Without Default.

(a) In the event that the Closing of the Transactions has not occurred by April 18, 2021 (the “Outside Closing Date”), the Purchaser or the Company shall have the right, at its sole option, to terminate this

Agreement; provided, however, that a Party shall not be permitted to terminate this Agreement pursuant to this Section 10.1(a) if the failure of the Closing to occur prior to the Outside Closing Date is attributable to the failure on the part of such Party to perform in any material respect any covenant or obligation in this Agreement required to be performed by such Party. Such right may be exercised by the Purchaser or the Company, as the case may be, giving written notice to the other at any time after the Outside Closing Date; provided, further, that to the extent a Government Shutdown prevents the consummation of the Transactions prior to the Outside Closing Date, the Outside Closing Date shall be automatically extended day-for-day, for each Business Day the Government Shutdown is in effect for a maximum of thirty (30) days unless otherwise mutually agreed by the Parties in writing.

(b) In the event that a court of competent jurisdiction or other Authority shall have issued an order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Transactions, which order, decree, ruling or other action shall be final and nonappealable, the Purchaser or the Company shall have the right, at its sole option, to terminate this Agreement; provided, however, that a Party shall not be permitted to terminate this Agreement pursuant to this Section 10.1(b) if such action by such court or Authority is attributable to the failure on the part of such Party to perform in any material respect any covenant or obligation in this Agreement required to be performed by such Party.

(c) In the event that the Purchaser fails to receive the Purchaser Stockholder Approval at the Purchaser Stockholder Meeting (subject to any adjournment or recess of such special meeting pursuant to Section 8.2(a)), the Purchaser or the Company shall have the right, at its sole option, to terminate this Agreement by written notice to the other Party; provided that the Purchaser shall not be permitted to terminate this Agreement pursuant to this Section 10.1(c) if the failure to obtain such Purchaser Stockholder Approval is proximately caused by any action or failure to act of the Purchaser that constitutes a breach of this Agreement.

(d) In the event that the Company fails to receive the Company Stockholder Approval within five (5) Business Days after the Registration Statement has been declared effective by the SEC and delivered or otherwise made available to Stockholders, the Purchaser shall have the right, at its sole option, to terminate this Agreement; provided, however, that the Purchaser shall not be permitted to terminate this Agreement pursuant to this Section 10.1(a) if the failure to receive the Company Stockholder Approval is attributable to any failure on the part of the Purchaser.

(e) This Agreement may be terminated at any time prior to the Closing by mutual written consent of the Purchaser and the Company.

10.2 Termination Upon Default.

(a) The Purchaser may terminate this Agreement on or prior to the Closing Date by giving written notice to the Company, without prejudice to any rights or obligations the Purchaser may have, if the Company shall have materially breached any representation, warranty, agreement or covenant contained herein to be performed on or prior to the Closing Date, which would result in a failure of a condition set forth in Section 9.2(a) or Section 9.2(b) to be satisfied and cannot be cured by the earlier of the Outside Closing Date and thirty (30) days following receipt by the Company of a written notice describing in reasonable detail the nature of such breach; provided that if such breach is curable by the Company prior to the Closing, then the Purchaser may not terminate this Agreement under this Section 10.2(a) until the earlier of: (i) thirty (30) days after delivery of such written notice to the Company and (ii) the Outside Closing Date; provided, further, that, the Purchaser shall not have the right to terminate this Agreement pursuant to this Section 10.2(a) if the Purchaser is then in material breach of any representation, warranty, agreement or covenant that would result in the failure of a condition set forth in Section 9.3(a) or Section 9.3(b) to be satisfied if the Closing was scheduled to occur on such date or if such breach by the Company is cured during such thirty (30) day period.

(b) The Company may terminate this Agreement on or prior to the Closing Date by giving written notice to the Purchaser, without prejudice to any rights or obligations the Company may have, if the Purchaser or Merger Sub shall have materially breached any representation, warranty, agreement or covenant contained herein to be performed on or prior to the Closing Date, which would result in a failure of a condition set forth in Section 9.3(a) or Section 9.3(b) to be satisfied and cannot be cured by the earlier of the Outside Closing Date and thirty (30) days following receipt by the Purchaser of a written notice describing in reasonable detail the nature of such breach; provided that if such breach is curable by the Purchaser or Merger Sub prior to the Closing, then the Company may not terminate this Agreement under this Section 10.2(b) until the earlier of: (i) thirty (30) days after delivery of such written notice from the Purchaser and (ii) the Outside Closing Date; provided, further, that, the Company shall not have the right to terminate this Agreement pursuant to this Section 10.2(b) if the Company is then in material breach of any representation, warranty, agreement or covenant that would result in the failure of a condition set forth in Section 9.2(a) or Section 9.2(b) to be satisfied if the Closing was scheduled to occur on such date or if such breach by the Purchaser or Merger Sub is cured during such thirty (30) day period.

10.3 Termination for Triggering Event. Either the Purchaser or the Company may, by written notice to the other Party, terminate this Agreement on or prior to the Closing Date, without prejudice to any rights or obligations of such Party, if a Triggering Event with respect to the other Party shall have occurred.

10.4 Effect of Termination. If this Agreement is terminated pursuant to this Article X, this Agreement shall become void and of no effect without liability of any Party (or any stockholder, director, officer, employee, Affiliate, agent, consultant or representative of such Party) to any other Party, other than liability of any Party for Fraud. The provisions of Section 8.6, this Section 10.4 and Article XI shall survive any termination hereof pursuant to this Article X.

ARTICLE XI

MISCELLANEOUS

11.1 Notices. Any notice and other communications hereunder shall be sent in writing, addressed as specified below, and shall be deemed given: (a) if by hand or recognized courier service, by 4:00 PM on a Business Day, addressee’s day and time, on the date of delivery, and otherwise on the first (1st) Business Day after such delivery; (b) if by email, on the date that transmission is confirmed electronically, if by 4:00 PM on a Business Day, addressee’s day and time, and otherwise on the first Business Day after the date of such confirmation; or (c) five (5) days after mailing by certified or registered mail, return receipt requested. Notices shall be addressed to the respective parties as follows (excluding telephone numbers, which are for convenience only), or to such other address as a Party shall specify to the others in accordance with these notice provisions:

if to the Purchaser or Merger Sub, to:

Panacea Acquisition Corp.

357 Tehama Street, Floor 3

San Francisco, CA

E-mail: oleg@ecor1cap.com

with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue

Palo Alto, CA 94301

Attn: Michael J. Mies

E-mail: michael.mies@skadden.com

if to the Company or the Surviving Corporation to:

Nuvation Bio Inc.

1500 Broadway, Suite 1401

New York, NY 10036

Attn: David Hung, M.D.

E-mail: david.hung@nuvationbio.com

with a copy to (which shall not constitute notice):

Cooley LLP

101 California Street, 5th Floor

San Francisco, CA 94111

Attn: Kenneth Guernsey; John McKenna; and Rama Padmanabhan

E-mail: kguernsey@cooley.com; jmckenna@cooley.com; and rama@cooley.com

11.2 Amendments; No Waivers; Remedies.

(a) This Agreement cannot be amended, except by a writing signed by each Party; provided, however that after any such adoption of this Agreement by Company Stockholder Approval, no amendment shall be made which Law requires further approval of the Stockholders without the further approval of such Stockholders, and cannot be terminated orally or by course of conduct. No provision hereof can be waived, except by a writing signed by the Party against whom such waiver is to be enforced, and any such waiver shall apply only in the particular instance in which such waiver shall have been given.

(b) Neither any failure or delay in exercising any right or remedy hereunder or in requiring satisfaction of any condition herein nor any course of dealing shall constitute a waiver of or prevent any Party from enforcing any right or remedy or from requiring satisfaction of any condition. No notice to or demand on a Party waives or otherwise affects any obligation of that Party or impairs any right of the Party giving such notice or making such demand, including any right to take any action without notice or demand not otherwise required by this Agreement. No exercise of any right or remedy with respect to a breach of this Agreement shall preclude exercise of any other right or remedy, as appropriate to make the aggrieved Party whole with respect to such breach, or subsequent exercise of any right or remedy with respect to any other breach.

(c) Except as otherwise expressly provided herein, no statement herein of any right or remedy shall impair any other right or remedy stated herein or that otherwise may be available.

(d) Notwithstanding anything else contained herein, neither shall any Party seek, nor shall any Party be liable for, diminution in value, punitive, consequential, special, indirect, or exemplary damages, under any tort, contract, equity, or other legal theory, with respect to any breach (or alleged breach) of this Agreement or any provision hereof or any matter otherwise relating hereto or arising in connection herewith.

11.3 Arm’s Length Bargaining; No Presumption Against Drafter. This Agreement has been negotiated at arm’s-length by Parties of equal bargaining strength, each represented by counsel or having had but declined the opportunity to be represented by counsel and having participated in the drafting of this Agreement. This Agreement creates no fiduciary or other special relationship between the Parties, and no such relationship otherwise exists. No presumption in favor of or against any Party in the construction or interpretation of this Agreement or any provision hereof shall be made based upon which Person might have drafted this Agreement or such provision.

11.4 Publicity. The Parties agree that neither they nor their agents shall issue any press release or make any other public disclosure concerning the Transactions without the prior approval of the other Party (which, for clarity, shall in the case of the Company be from the Purchaser and in the case of the Purchaser and Merger Sub be from the Company). If a Party is required to make such a disclosure as required by law, the Parties will use their best efforts to cause a mutually agreeable release or public disclosure to be issued. Notwithstanding the foregoing: (a) each Party may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in the Purchaser SEC Documents, so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the Parties (or individually, if approved by the other Party); and (b) a Party may, without the prior consent of the other Party but subject to giving advance notice to the other Party, issue any such press release or make any such public announcement or statement as may be required by any Law.

11.5 Expenses. The costs and expenses incurred by the Company and the Purchaser in connection with this Agreement and the Transactions, including any Transaction Expenses and the Deferred Underwriting Amount, shall be paid by the Purchaser at the Closing; provided, for the avoidance of doubt, that if the Closing does not take place, each Party shall bear its own costs and expenses in connection with this Agreement and the Transactions.

11.6 No Assignment or Delegation. No Party may assign any right or delegate any obligation hereunder, including by merger, consolidation, operation of law, or otherwise, without the written consent of the other Party (which, for clarity, shall in the case of the Company be from the Purchaser and in the case of the Purchaser and Merger Sub be from the Company). Any purported assignment or delegation without such consent shall be void, in addition to constituting a material breach of this Agreement.

11.7 Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without giving effect to the conflict of laws principles thereof.

11.8 Counterparts; Signatures. This Agreement may be executed in counterparts, each of which shall constitute an original, but all of which shall constitute one (1) agreement. This Agreement shall become effective upon delivery to each Party of an executed counterpart or the earlier delivery to each Party of original, photocopied, or electronically transmitted signature pages that together (but need not individually) bear the signatures of all other Parties.

11.9 Entire Agreement. This Agreement together with the Additional Agreements, including the exhibits and schedules hereto and thereto, sets forth the entire agreement of the Parties with respect to the subject matter hereof and thereof and supersedes all prior and contemporaneous understandings and agreements related to the subject matter hereof and thereto (whether written or oral), all of which are merged herein. Except as otherwise expressly stated herein or any Additional Agreement, there is no condition precedent to the effectiveness of any provision hereof or thereof. No Party has relied on any representation from, or warranty or agreement of, any person in entering into this Agreement, prior hereto or contemporaneous herewith or any Additional Agreement, except those expressly stated herein or therein.

11.10 Severability. A determination by a court or other legal authority that any provision that is not of the essence of this Agreement is legally invalid shall not affect the validity or enforceability of any other provision hereof. The Parties shall cooperate in good faith to substitute (or cause such court or other legal authority to substitute) for any provision so held to be invalid a valid provision, as alike in substance to such invalid provision as is lawful.

11.11 Construction of Certain Terms and References; Captions. In this Agreement:

(a) References to particular sections and subsections, schedules, and exhibits not otherwise specified are cross-references to sections and subsections, schedules, and exhibits of this Agreement.

(b) The words “herein,” “hereof,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement.

(c) Any use of the singular or plural, or the masculine, feminine, or neuter gender, includes the others, unless the context otherwise requires; “including” means “including without limitation;” “or” means “and/or;” “any” means “any one, more than one, or all;” and, unless otherwise specified, any financial or accounting term has the meaning of the term under United States generally accepted accounting principles as consistently applied heretofore by the Company.

(d) Unless otherwise specified, any reference to any agreement (including this Agreement), instrument, or other document includes all schedules, exhibits, or other attachments referred to therein, and any reference to a statute or other law includes any rule, regulation, ordinance, or the like promulgated thereunder, in each case, as amended, restated, supplemented, or otherwise modified from time to time. Any reference to a numbered schedule means the same-numbered section of the Disclosure Schedule.

(e) If any action is required to be taken or notice is required to be given within a specified number of days following a specific date or event, the day of such date or event is not counted in determining the last day for such action or notice. If any action is required to be taken or notice is required to be given on or before a particular day which is not a Business Day, such action or notice shall be considered timely if it is taken or given on or before the next Business Day.

(f) Captions are not a part of this Agreement, but are included for convenience, only.

(g) “knowledge” with respect to an entity shall mean with respect to any matter in question the actual knowledge of such entity’s executive officers after reasonable inquiry, and as such term is used with respect to the Company, it shall mean such knowledge of each of the individuals listed on Section 11.11(g) of the Disclosure Schedule (each, a “Key Company Employee”). With respect to matters involving Intellectual Property Rights, knowledge does not require that any of such entity’s executive officers conduct or have conducted or obtain or have obtained any freedom-to-operate opinions or similar opinions of counsel or any intellectual property clearance searches.

11.12 Third Party Beneficiaries. Except as provided in Section 8.7 and Section 11.14, neither this Agreement nor any provision hereof confers any benefit or right upon or may be enforced by any Person not a signatory hereto.

11.13 Waiver. Reference is made to the final prospectus of the Purchaser, dated July 2, 2020 (the “Prospectus”). The Company acknowledges that it has been advised by the Purchaser that, as described in the Prospectus, the Purchaser has established the Trust Account for the benefit of the public stockholders of the Purchaser and the underwriters of the IPO pursuant to the Trust Agreement and that, except for a portion of the interest earned on the amounts held in the Trust Account, the Purchaser may disburse monies from the Trust Account only (i) if the Purchaser completes the transactions which constitute a Business Combination, then to those Persons and in such amounts as described in the Prospectus; (ii) if the Purchaser fails to complete a Business Combination within the allotted time period and liquidates, subject to the terms of the Trust Agreement, the Purchaser’s public stockholders; and (iii) if the Purchaser holds a shareholder vote to amend the Purchaser’s amended and restated certificate of incorporation to modify the substance or timing of the obligation to redeem one-hundred percent (100%) of the Purchaser Common Stock if the Purchaser fails to complete a Business Combination within the allotted time period, then for the redemption of any Purchaser Common Stock properly tendered in connection with such vote. For and in consideration of the Purchaser agreeing to enter into this Agreement, the Company hereby agrees that it does not have any right, title, interest or claim of any kind in or to any monies in the Trust Account and hereby agrees that it will not seek recourse against the Trust Account for any claim it may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with the Purchaser. Notwithstanding the foregoing, (x) nothing herein shall serve to limit or prohibit the Company’s right to pursue a claim against the Purchaser for legal relief against monies or other assets held outside the Trust Account, for specific performance or other equitable relief in connection with the consummation of the Transactions pursuant to Section 11.16 hereof (including a claim for the Purchaser to specifically perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account after giving effect to the redemption of the Purchaser Class A Common Stock pursuant to the Redemptions in connection with the Closing) in accordance with the terms of this Agreement and the Trust Agreement, or for fraud and (y) nothing herein shall serve to limit or prohibit any claims that the Company may have in the future against the Purchaser’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account to the Purchaser and any assets that have been purchased or acquired with any such funds). This Section 11.13 shall survive termination of this Agreement for any reason.

11.14 Non-Recourse. Notwithstanding any provision of this Agreement or otherwise, the Parties to this Agreement agree on their own behalf and on behalf of their respective Subsidiaries and Affiliates that this Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties to this Agreement, and no Non-Recourse Party of a Party to this Agreement shall have any liability relating to this Agreement or any of the Transactions, except with respect to Fraud against the person who committed such Fraud.

11.15 Jurisdiction; Waiver of Trial by Jury. Any Action based upon, arising out of or related to this Agreement or the Transactions may be brought in federal and state courts located in the State of Delaware, and each of the Parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, manner of service of process, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the Transactions in any other court. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 11.15. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES AND ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS.

11.16 Specific Performance. Each Party acknowledges that the rights of each Party to consummate the Transactions are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages would be inadequate and the non-breaching Parties would not have adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

11.17 Acknowledgement; Waiver of Conflicts; Retention of Privilege.

(a) Each of the Parties hereto acknowledges and agrees that (i) Cooley LLP (“Prior Company Counsel”) has acted as counsel to the Company in various matters involving a range of issues and as counsel to the Company in connection with the negotiation of this Agreement and the Additional Agreements, and the Transactions and (ii) Skadden, Arps, Slate, Meagher & Flom LLP (“Prior Purchaser Counsel”) has acted as counsel to the Purchaser in various matters involving a range of issues and as counsel to the Purchaser in connection with the negotiation of this Agreement and the Additional Agreements and the Transactions.

(b) In connection with any matter or dispute under this Agreement, the Purchaser hereby irrevocably waives and agrees not to assert, and agrees to cause the Company Group after the Closing to irrevocably waive and agree not to asset, any conflict of interest arising from or in connection with (i) Prior Company Counsel’s prior representation of the Company, (ii) Prior Company Counsel’s representation of any member of the Company Group (collectively, the “Company Advised Parties”) prior to and after the Closing, (iii) Prior Purchaser Counsel’s prior representation of the Purchaser and (iv) Prior Purchaser Counsel’s representation of the Sponsor, any subsidiary of the Purchaser and/or any Purchaser stockholders (collectively, the “Purchaser Advised Parties”) prior to and after the Closing.

(c) The Purchaser further agrees, on behalf of itself and, after the Closing, on behalf of the Company Group, that all communications in any form or format whatsoever between or among any of Prior Company Counsel, the Company, any of the Company Advised Parties, or any of their respective Representatives that relate in any way to the negotiation, documentation and consummation of the Transactions or, beginning on the date of this Agreement, any dispute arising under this Agreement (collectively, the “Company Deal Communications”) shall be deemed to be retained and owned collectively by the Company Advised Parties, shall be controlled by Surviving Corporation on behalf of the Company and shall not pass to or be claimed by the Purchaser or the Company Group after the Closing. All Company Deal Communications that are attorney-client privileged (the “Privileged Company Deal Communications”) shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to Surviving Corporation and the Company, shall be controlled by Surviving Corporation on behalf of the Company and shall not pass to or be claimed by the Purchaser or the Company Group after the Closing; provided, further, that nothing contained herein shall be deemed to be a waiver by the Purchaser or any of its Affiliates (including, after the Closing, the Company Group and its Affiliates) of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.

(d) The Company further agrees, on behalf of itself and, after the Closing, on behalf of the Company Group, that in the event of any dispute with respect to this Agreement or the Transactions arises after the Closing between or among (x) Sponsor, the stockholders or holder of other equity interests of the Purchaser or Sponsor and/or any of their respective directors, members, partners, officers employees or Affiliates on the one hand and (y) the Surviving Corporation or any of the Company Advised Parties, on the other hand, all legally privileged communications made prior to the Closing in any form or format whatsoever between or among any of Prior Purchaser Counsel, the Company, any of the Purchaser Advised Parties, or any of their respective Representatives that relate in any way to the negotiation, documentation and consummation of the Transactions or, beginning on the date of this Agreement, any dispute arising under this Agreement (collectively, the “Purchaser Deal Communications”) shall be deemed to be retained and owned collectively by the Purchaser Advised Parties, shall be controlled by Sponsor and shall not pass to or be claimed by the Purchaser or the Company Group after the Closing. All Purchaser Deal Communications that are attorney-client privileged (the “Privileged Purchaser Deal Communications”) shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to Sponsor, shall be controlled by Sponsor and shall not pass to or be claimed by the Purchaser or the Company Group after the Closing; provided, further, that nothing contained herein shall be deemed to be a waiver by the Purchaser or any of its Affiliates (including, after the Closing, the Company Group and its Affiliates) of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.

(e) Notwithstanding the foregoing, in the event that a dispute arises between the Purchaser or the Company Group, on the one hand, and a third party other than Sponsor, on the other hand, the Purchaser or the Company Group may assert the attorney-client privilege to prevent the disclosure of the Privileged Company Deal Communications or Privileged Purchaser Deal Communications to such third party; provided, however, that neither the Purchaser nor the Company Group may waive such privilege with respect to (i) Privileged Company Deal Communications without the prior written consent of Surviving Corporation or (ii) Privileged Purchaser Deal Communications without the prior written consent of Sponsor. In the event that the Purchaser or the Company Group is legally required by governmental order or otherwise to access or obtain a copy of all or a portion of (i) the Privileged Company Deal Communications, the Purchaser shall immediately (and, in any event, within two (2) Business Days) notify Surviving Corporation in writing (including by making specific reference to this Section 11.17) so that Surviving Corporation can seek a protective order and (ii) the Privileged Purchaser Deal Communications, the Surviving Corporation shall immediately (and, in any event, within two (2) Business Days) notify Sponsor in writing (including by making specific reference to this Section 11.17) so that Sponsor can seek a protective order and, in either case, the Purchaser agrees to use all commercially reasonable efforts to assist therewith.

(f) To the extent that files or other materials maintained by Prior Company Counsel constitute property of its clients, only Surviving Corporation and the Company Advised Parties shall hold such property rights and Prior Company Counsel shall have no duty to reveal or disclose any such files or other materials or any Privileged Company Deal Communications by reason of any attorney-client relationship between Prior Company Counsel, on the one hand, and the Company Group after the Closing, on the other hand so long as such files or other materials would be subject to a privilege or protection if they were being requested in a proceeding by an unrelated third party. To the extent that files or other materials maintained by Prior Purchaser Counsel constitute property of its clients, only Sponsor and the other Purchaser Advised Parties shall hold such property rights and Prior Purchaser Counsel shall have no duty to reveal or disclose any such files or other materials or any Privileged Purchaser Deal Communications by reason of any attorney-client relationship between Prior Purchaser Counsel, on the one hand, and the Purchaser, on the other hand so long as such files or other materials would be subject to a privilege or protection if they were being requested in a proceeding by an unrelated third party.

(g) The Purchaser agrees on behalf of itself and the Company Group after the Closing, (i) to the extent that the Purchaser or, after the Closing, the Company Group receives or takes physical possession of any Company Deal Communications or Purchaser Deal Communications, (a) such physical possession or receipt shall not, in any way, be deemed a waiver by any of the Company Advised Parties, the Purchaser Advised Parties or any other Person, of the privileges or protections described in this Section 11.17, and (b) neither the Purchaser nor the Company Group after the Closing shall assert any claim that any of the Company Advised Parties, the Purchaser Advised Parties or any other Person waived the attorney-client privilege, attorney work-product protection or any other right or expectation of client confidence applicable to any such materials or communications, (ii) not to access or use the Company Deal Communications or Purchaser Deal Communications, including by way of review of any electronic data, communications or other information, or by seeking to have Surviving Corporation or Sponsor, as applicable, waive the attorney-client or other privilege, or by otherwise asserting that the Purchaser or the Company Group after the Closing has the right to waive the attorney-client or other privilege, (iii) not to seek to obtain the Company Deal Communications from Prior Company Counsel so long as such Company Deal Communications would be subject to a privilege or protection if they were being requested in a proceeding by an unrelated third party and (iv) not to seek to obtain Purchaser Deal Communications from Prior Purchaser Counsel so long as such Purchaser Deal Communications would be subject to a privilege or protection if they were being requested in a proceeding by an unrelated third party.

11.18 No Survival. The Parties hereto, intending to modify any applicable statute of limitations, agree that (a) the representations and warranties in this Agreement and in any certificate delivered pursuant hereto shall terminate effective as of the Closing and shall not survive the Closing for any purpose, and thereafter there shall be no liability on the part of, nor shall any claim be made by, any Party or any of their respective Affiliates in respect thereof, and (b) after the Closing, there shall be no liability on the part of, nor shall any claim be made by, any Party or any of their respective Affiliates in respect of any covenant or agreement to be performed prior to the Closing.

[The remainder of this page intentionally left blank; signature pages to follow]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Purchaser:

PANACEA ACQUISITION CORP.

By:	/s/ Oleg Nodelman
	Name:	Oleg Nodelman
	Title:	Founder

Merger Sub:

PANACEA MERGER SUBSIDIARY CORP

By:	/s/ Sarah Marriott
	Name:	Sarah Marriott
	Title:	Secretary

Company:

NUVATION BIO INC.

By:	/s/ David Hung
	Name:	David Hung, M.D.
	Title:	President and Chief Executive Officer

[Signature Page to Merger Agreement]

ANNEX B

FORM OF PURCHASER CHARTER

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

PANACEA ACQUISITION CORP.

Panacea Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware (the “Company”), does hereby certify that:

ONE: The name of the Company is “Panacea Acquisition Corp.” The original certificate of incorporation of the Company was filed with the Secretary of State of the State of Delaware on April 24, 2020.

TWO: This Amended and Restated Certificate of Incorporation, which restates and integrates and also further amends the provisions of the Company’s certificate of incorporation, was duly adopted by the Company’s Board of Directors and stockholders in accordance with Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware.

THREE: The Company’s certificate of incorporation is hereby amended, integrated and restated to read as follows:

I.

The name of this corporation is Nuvation Bio Inc. (the “Company”).

II.

The address of the registered office of the Company in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801 and the name of the registered agent of the Company in the State of Delaware at such address is The Corporation Trust Company.

III.

The purpose of the Company is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware (“DGCL”).

IV.

A. The Company is authorized to issue three classes of stock to be designated, respectively, “Class A Common Stock,” “Class B Common Stock” and “Preferred Stock.” The total number of shares that the Company is authorized to issue is [●] shares, [●] shares of which shall be Class A Common Stock (the “Class A Common Stock”), [●] shares of which shall be Class B Common Stock (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”) and [●] shares of which shall be Preferred Stock (the “Preferred Stock”). The Common Stock shall have a par value of $0.00001 per share, and the Preferred Stock shall have a par value of $0.00001 per share.

B. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Company is hereby expressly authorized by resolution or resolutions to provide for the issue of all or any of the shares of the Preferred Stock in one or more series, and to fix the number of shares of such shares and to determine for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such shares and as may be permitted by the DGCL. The Board of Directors is also expressly authorized to increase (but not above the authorized number of shares of Preferred Stock) or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issuance of shares of that series.

C. The number of authorized shares of Class A Common Stock, Class B Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the Voting Power of all of the outstanding shares of stock of the Company entitled to vote thereon, without a separate vote of the holders of the Class A Common Stock, the Class B Common Stock or the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any certificate of designation with respect to any series of Preferred Stock.

D. Except as provided above, the rights, preferences, privileges, restrictions and other matters relating to the Class A Common Stock and Class B Common Stock are as follows:

1. Definitions.

(a) “Acquisition” means: (A) any consolidation or merger of the Company with or into any other Entity, other than any such consolidation or merger in which the stockholders of the Company immediately prior to such consolidation or merger continue to hold a majority of the Voting Power of the outstanding voting securities or interests of the surviving Entity in substantially the same proportions (or, if the surviving Entity is a wholly owned subsidiary of another Entity, the surviving Entity’s Parent) immediately after such consolidation, merger or reorganization; or (B) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company’s Voting Power is transferred or issued; provided that an Acquisition shall not include any transaction or series of transactions principally for bona fide equity financing purposes as determined in good faith by the Board.

(b) “Asset Transfer” means the sale, lease or exchange of all or substantially all the assets of the Company.

(c) “Cause” means the Founder’s: (i) intentional and unauthorized use or disclosure of the Company’s confidential information or trade secrets, which use or disclosure causes material harm to the Company; (ii) conviction of any felony under the laws of the United States or any state thereof; (iii) willful participation in a material fraud against the Company; (iv) gross negligence or willful misconduct which causes material harm to the Company; (v) intentional and material damage to the Company’s property; (vi) sustained and material failure to perform the duties customarily associated with his position with the Company that has not been cured within thirty (30) days after written notice from the Company or the Company’s Board of Directors of such failure; or (vii) material breach of any agreement with the Company that has not been cured within thirty (30) days after written notice from the Company or the Company’s Board of Directors.

(d) “Certificate of Incorporation” means the certificate of incorporation of the Company, as amended and/or restated from time to time, including the terms of any certificate of designation of any series of Preferred Stock.

(e) “Disability” means, with respect to the Founder, the inability of the Founder to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted or can be expected to last for a continuous period of not less than twelve (12) months, and will be determined by the Company’s Board of Directors on the basis of medical evidence deemed relevant by the Board of Directors.

(f) “Entity” means any corporation, partnership, limited liability company or other legal entity.

(g) “Family Member” means with respect to any natural person, the spouse, parents, grandparents, lineal descendants, siblings and lineal descendants of siblings (in each case whether by blood relation or adoption) of such person.

(h) “Final Conversion Date” means 5:00 p.m. in New York City, New York, on the first Trading Day after the earliest to occur of the date on which (i) the Founder and his Permitted Transferees own, in aggregate, fewer than [●] shares of Common Stock (including, for such purposes, any shares of Common Stock issuable upon conversion or exchange of any securities that, by their terms, are convertible into or exchangeable for shares of Common Stock), subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock, (ii) the Founder no longer serves as the Chief Executive Officer of the Company, unless the Founder is terminated from such position by the Company without Cause, (iii) the Founder dies, or (iv) the Company’s Board of Directors determines that the Founder suffers from a Disability.

(i) “Founder” means David Hung, M.D.

(j) “Liquidation Event” means (i) any Asset Transfer or Acquisition in which cash or other property is, pursuant to the express terms of the Asset Transfer or Acquisition, to be distributed to the stockholders in respect of their shares of capital stock in the Company or (ii) any liquidation, dissolution and winding up of the Company.

(k) “Parent” of an Entity means any Entity that directly or indirectly owns or controls a majority of the Voting Power of the voting securities or interests of such Entity.

(l) “Permitted Transfer” means, and shall be restricted to, any Transfer of a share of Class B Common Stock:

(i) by the Founder to the trustee of a Permitted Trust of the Founder (including to the Founder in his capacity as the trustee of a Permitted Trust of the Founder); or

(ii) by the trustee of a Permitted Trust of the Founder to the Founder or to the trustee of any other Permitted Trust of the Founder (including to the Founder in his capacity as the trustee of such other Permitted Trust of the Founder).

(m) “Permitted Transferee” means a transferee of shares of Class B Common Stock received in a Transfer that constitutes a Permitted Transfer.

(n) “Permitted Trust” means a validly created and existing trust all the beneficiaries of which are the Founder and/or Family Members of the Founder.

(o) “Trading Day” means any day on which The Nasdaq Stock Market and the New York Stock Exchange are open for trading.

(p) “Transfer” of a share of Class B Common Stock means any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law, including, without limitation, a transfer of a share of Class B Common Stock to a broker or other nominee (regardless of whether there is a corresponding change in beneficial ownership), or the transfer of, or entering into a binding agreement with respect to, Voting Control (as defined below) over such share by proxy or otherwise; provided, however, that the following shall not be considered a “Transfer” within the meaning of this Article IV:

(i) the granting of a revocable proxy to officers or directors of the Company at the request of the Board of Directors in connection with actions to be taken at an annual or special meeting of stockholders;

(ii) the existence of any proxy granted prior to [●], 2020 or the amendment or expiration of any such proxy;

(iii) entering into a voting trust, agreement or arrangement (with or without granting a proxy) solely with stockholders who are holders of Class B Common Stock that (A) is disclosed either in a Schedule 13D filed with the Securities and Exchange Commission or in writing to the Secretary of the Company, (B) either has a term not exceeding one year or is terminable by the holder of the shares subject thereto at any time and (C) does not involve any payment of cash, securities, property or other consideration to the holder of the shares subject thereto other than the mutual promise to vote shares in a designated manner;

(iv) the pledge of shares of Class B Common Stock by a stockholder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction for so long as such stockholder continues to exercise exclusive Voting Control over such pledged shares; provided, however, that a foreclosure on such shares or other similar action by the pledgee shall constitute a “Transfer” unless such foreclosure or similar action qualifies as a “Permitted Transfer”; or

(v) entering into, or reaching an agreement, arrangement or understanding regarding, a support or similar voting or tender agreement (with or without granting a proxy) in connection with a Liquidation Event, Asset Transfer or Acquisition that has been approved by the Board of Directors.

A “Transfer” shall also be deemed to have occurred with respect to a share of Class B Common Stock beneficially held by a Permitted Transferee on the date that such Permitted Transferee ceases to meet the qualifications to be a Permitted Transferee of the Founder.

(q) “Voting Control” means, with respect to a share of Class B Common Stock, the power (whether exclusive or shared) to vote or direct the voting of such share by proxy, voting agreement or otherwise.

(r) “Voting Power,” when determined with respect to the Class B Common Stock, means the voting power of the Class B Common Stock on the basis of one vote per share.

2. Rights Relating To Dividends, Subdivisions and Combinations.

(a) Subject to the rights of holders of any Preferred Stock at the time outstanding having prior rights as to dividends, the holders of the Class A Common Stock and Class B Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Company legally available therefor, such dividends as may be declared from time to time by the Board of Directors. Except as permitted in Section 2(b), any dividends paid to the holders of shares of Class A Common Stock and Class B Common Stock shall be paid pro rata, on an equal priority, pari passu basis, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and a majority of the outstanding shares of Class B Common Stock, each voting separately as a class.

(b) The Company shall not declare or pay any dividend to the holders of Class A Common Stock or Class B Common Stock payable in securities of the Company unless the same dividend with the same record date and payment date shall be declared and paid on all shares of Common Stock; provided, however, that (i) dividends payable in shares of Class A Common Stock or rights to acquire shares of Class A Common Stock may be declared and paid to the holders of Class A Common Stock without the same dividend or distribution being declared and paid to the holders of the Class B Common Stock if, and only if, a dividend payable in shares of Class B Common Stock, or rights to acquire shares of Class B Common Stock, as applicable, are declared and paid to the holders of Class B Common Stock at the same rate and with the same record date and payment date; and (ii) dividends payable in shares of Class B Common Stock or rights to acquire shares of Class B Common Stock may be declared and paid to the holders of Class B Common Stock without the same dividend being declared and paid to the holders of the Class A Common Stock if, and only if, a dividend payable in shares of Class A Common Stock, or rights to acquire shares of Class A Common Stock, as applicable, are declared and paid to the holders of Class A Common Stock at the same rate and with the same record date and payment date.

(c) If the Company in any manner subdivides or combines (including by reclassification) the outstanding shares of Class A Common Stock or Class B Common Stock, then the outstanding shares of all Common Stock will be subdivided or combined in the same proportion and manner.

3. Liquidation Rights. In the event of a Liquidation Event, upon the completion of the distributions required with respect to any Preferred Stock that may then be outstanding, the remaining assets of the Company legally available for distribution to stockholders, or consideration payable to the stockholders of the Company, in the case of an Acquisition constituting a Liquidation Event, shall be distributed on an equal priority, pro rata basis to the holders of Class A Common Stock and Class B Common Stock (and the holders of any Preferred Stock that may then be outstanding, to the extent required by the Certificate of Incorporation including any certificate of designation with respect to any series of Preferred Stock), unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and a majority of the outstanding shares of Class B Common Stock, each voting separately as a class; provided, however, for the avoidance of doubt, that compensation pursuant to any employment, consulting, severance or other compensatory arrangement to be paid to or received by a person who is also a holder of Class A Common Stock or Class B Common Stock does not constitute consideration or a “distribution to stockholders” in respect of the Class A Common Stock or Class B Common Stock.

4. Voting Rights.

(a) Class A Common Stock. Each holder of shares of Class A Common Stock shall be entitled to one vote for each share thereof held.

(b) Class B Common Stock. Each holder of shares of Class B Common Stock shall be entitled to one vote for each share thereof held.

(c) Voting Generally. Except as otherwise required by applicable law or the Certificate of Incorporation, the holders of Preferred Stock, Class A Common Stock and Class B Common Stock shall vote together and not as separate series or classes. Except as otherwise required by applicable law, holders of Class A Common Stock and Class B Common Stock, as such, shall not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation or applicable law.

(d) Liquidation Event. So long as any shares of Class B Common Stock are outstanding, the Company shall not effect or approve any Liquidation Event without, in addition to any other vote required by law or the Certificate of Incorporation, the written consent or affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock.

5. Optional Conversion.

(a) Optional Conversion of the Class B Common Stock.

(i) At the option of the holder thereof, each share of Class B Common Stock shall be convertible, at any time or from time to time, into one fully paid and nonassessable share of Class A Common Stock as provided herein.

(ii) Each holder of Class B Common Stock who elects to convert the same into shares of Class A Common Stock shall surrender the certificate or certificates therefor (if any), duly endorsed, at the office of the Company or any transfer agent for the Class B Common Stock, and shall give written notice to the Company at such office that such holder elects to convert the same and shall state therein the number of shares of Class B Common Stock being converted. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the certificate or certificates representing the shares of Class B Common Stock to be converted, or, if the shares are uncertificated, immediately prior to the close of business on the date that the holder delivers notice of such conversion to the Company’s transfer agent and the person entitled to receive the shares of Class A Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Class A Common Stock at such time.

6. Automatic Conversion.

(a) Automatic Conversion of the Class B Common Stock. Each share of Class B Common Stock shall automatically be converted into one fully paid and nonassessable share of Class A Common Stock upon a Transfer, other than a Permitted Transfer, of such share of Class B Common Stock. Such conversion shall occur automatically without the need for any further action by the holders of such shares and whether or not the certificates representing such shares (if any) are surrendered to the Company or its transfer agent; provided, however, that the Company shall not be obligated to issue certificates evidencing the shares of Class A Common Stock issuable upon such conversion unless the certificates evidencing such shares of Class B Common Stock are either delivered to the Company or its transfer agent as provided below, or the holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates. Upon the occurrence of such automatic conversion of the Class B Common Stock, the holders of Class B Common Stock so converted shall surrender the certificates representing such shares (if any) at the office of the Company or any transfer agent for the Class A Common Stock.

(b) Final Conversion. On the Final Conversion Date, each issued share of Class B Common Stock shall automatically, without any further action, convert into one fully paid and nonassessable share of Class A Common Stock. Following the Final Conversion Date, the Company shall not issue any additional shares of Class B Common Stock. Such conversion shall occur automatically without the need for any further action by the holders of such shares and whether or not the certificates representing such shares (if any) are surrendered to the Company or its transfer agent; provided, however, that the Company shall not be obligated to issue certificates evidencing the shares of Class A Common Stock issuable upon such conversion unless the certificates evidencing such shares of Class B Common Stock are either delivered to the Company or its transfer agent as provided below, or the holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates. Upon the occurrence of such automatic conversion of the Class B Common Stock, the holders of Class B Common Stock so converted shall surrender the certificates representing such shares (if any) at the office of the Company or any transfer agent for the Class A Common Stock.

(c) Procedures. The Company may, from time to time, establish such policies and procedures relating to the conversion of Class B Common Stock to Class A Common Stock and the general administration of this dual class stock structure, including the issuance of stock certificates (or the establishment of book-entry positions) with respect thereto, as it may deem reasonably necessary or advisable, and may from time to time request that holders of shares of Class B Common Stock furnish certifications, affidavits or other proof to the Company as it deems necessary to verify the ownership of Class B Common Stock and to confirm that a conversion to Class A Common Stock has not occurred. A determination by the Secretary of the Company as to whether a Transfer results in a conversion to Class A Common Stock shall be conclusive and binding.

(d) Immediate Effect. In the event of a conversion of shares of Class B Common Stock to shares of Class A Common Stock pursuant to this Section 6, such conversion(s) shall be deemed to have been made at the time that the Transfer of shares occurred or immediately upon the Final Conversion Date, as applicable. Upon any conversion of Class B Common Stock to Class A Common Stock, all rights of the holder of shares of Class B Common Stock shall cease and the person or persons in whose names or names the certificate or certificates (or book-entry position(s)) representing the shares of Class A Common Stock are to be issued shall be treated for all purposes as having become the record holder or holders of such shares of Class A Common Stock.

7. Redemption. The Common Stock is not redeemable.

8. Reservation of Stock Issuable Upon Conversion. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of the Class B Common Stock, as applicable, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock; and if at any time the number of authorized but unissued shares of Class A Common Stock shall not be sufficient to effect the conversion of all then-outstanding shares of Class B Common Stock, as applicable, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Class A Common Stock to such numbers of shares as shall be sufficient for such purpose.

9. Prohibition on Reissuance of Shares. Shares of Class B Common Stock that are acquired by the Company for any reason (whether by repurchase, upon conversion, or otherwise) shall be retired in the manner required by law and shall not be reissued as shares of Class B Common Stock.

V.

For the management of the business and for the conduct of the affairs of the Company, and in further definition, limitation and regulation of the powers of the Company, of its directors and of its stockholders or any class thereof, as the case may be, it is further provided that:

A. Board of Directors.

1. Generally. Except as otherwise provided in the Certificate of Incorporation or the DGCL, the business and affairs of the Company shall be managed by or under the direction of the Board of Directors. The number of directors that shall constitute the Board of Directors shall be fixed exclusively by resolutions adopted by the Board of Directors.

2. Election.

(a) So long as any shares of Class B Common Stock are outstanding, the holders of record of the shares of Class B Common Stock, exclusively, shall be entitled to elect three (3) directors of the Company or, if applicable, such greater number of directors as may be provided by Subsection 2(b). If the holders of shares of Class B Common Stock fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Subsection 2(a), then any directorship not so filled shall remain vacant until such time as such directorship is filled in accordance with Subsection 4(a); no such directorship may be filled by stockholders of the Company other than by the holders of record of the shares of Class B Common Stock, voting exclusively and as a separate class.

(b) At any time when any shares of Class B Common Stock are outstanding and the authorized number of directors constituting the Board of Directors is greater than seven (7), the number of directors that may be elected by the holders of record of the shares of Class B Common Stock, exclusively (the “Class B Directors”), shall be increased to the sum of three (3) and the smallest whole number that is at least 50% of the authorized number of directors in excess of seven (7). By way of example, the number of Class B Directors shall be four if the authorized number of directors is eight (8) or nine (9) and shall be five (5) if the authorized number of directors is ten (10) or eleven (11).

(c) Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the holders of record of the shares of Class A Common Stock and Class B Common Stock and of any other class or series of stock entitled to vote in the election of directors, exclusively and voting together as a single class on an as-converted to Class A Common Stock basis, shall be entitled to elect all directors other than Class B Directors.

(d) Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the directors shall be divided into three classes designated as Class I, Class II and Class III, respectively. Each class shall consist, as nearly as possible, of one-third of the total number of such directors. The Board of Directors is authorized to assign members of the Board of Directors already in office to such classes at the time the classification becomes effective. At the first annual meeting of stockholders following the time at which such initial classification of the Board of Directors becomes effective, the initial term of office of the Class I directors shall expire. At the second annual meeting of stockholders following the time at which such initial classification of the Board of Directors becomes effective, the initial term of office of the Class II directors shall expire. At the third annual meeting of stockholders following the time at which such initial classification of the Board of Directors becomes effective, the initial term of office of the Class III directors shall expire. At each annual meeting of stockholders following the time at which such initial classification of the Board of Directors becomes effective, the successors of the class of directors whose term expires at that meeting shall be elected for a term expiring at the annual meeting of stockholders held in the third year following the year of their election.

(e) Notwithstanding the foregoing provisions of this section, each director shall serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

(f) No stockholder entitled to vote at an election for directors may cumulate votes.

(g) At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority in Voting Power of the outstanding shares of the class(es) or series entitled to elect such director shall constitute a quorum for the purpose of electing such director.

(h) Election of directors need not be by written ballot unless the Bylaws of the Company so provide.

3. Removal of Directors.

(a) So long as any shares of Class B Common Stock are outstanding, any or all of the Class B Directors may be removed, without cause, by, and only by, the affirmative vote of the holders of record of a majority of the shares Class B Common Stock.

(b) Except as set forth in Subsection 3(a) and subject to any limitations imposed by applicable law and the rights of any series of Preferred Stock to remove directors elected by such series of Preferred Stock, any individual director or the entire Board of Directors may be removed from office, but only for cause, by the affirmative vote of the holders of at least 66 2⁄3% of the voting power of all the then-outstanding shares of the capital stock of the Corporation entitled to vote in the election of directors.

4. Vacancies.

(a) So long as any shares of Class B Common Stock are outstanding, a vacancy in the office of any Class B Director resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of Class B Directors shall be filled by, and only by, the holders of a majority of the outstanding shares of Class B Common Stock or by any remaining Class B

Director or Class B Directors, although less than a quorum. Any director elected or appointed to fill a vacancy or newly created directorship in accordance with the preceding sentence shall hold office until the next annual meeting of stockholders to elect the class of directors to which such director is elected or appointed and until such director’s successor shall have been elected and qualified or until such director’s earlier death, resignation or removal.

(b) Except as provided in Subsection 4(a) and subject to any limitations imposed by applicable law and the rights of the holders of any series of Preferred Stock, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders and except as otherwise provided by applicable law, be filled only by the Board of Directors by a majority of the directors then in office, although less than a quorum, or by the sole remaining director, and not by the stockholders. Any director elected or appointed to fill a vacancy or newly created directorship in accordance with the preceding sentence shall hold office until the next annual meeting of stockholders to elect the class of directors to which such director is elected or appointed and until such director’s successor shall have been elected and qualified or until such director’s earlier death, resignation or removal.

5. Preferred Directors. Notwithstanding anything herein to the contrary, during any period when the holders of any series of Preferred Stock, voting separately as a series or together with one or more series, have the right to elect additional directors, then upon commencement and for the duration of the period during which such right continues: (a) the then otherwise total authorized number of directors of the Company shall automatically be increased by such specified number of directors, and the holders of such Preferred Stock shall be entitled to elect the additional directors so provided for or fixed pursuant to said provisions; and (b) each such additional director shall serve until such director’s successor shall have been duly elected and qualified, or until such director’s right to hold such office terminates pursuant to said provisions, whichever occurs earlier, subject to his or her earlier death, resignation, or removal. Except as otherwise provided by the Certificate of Incorporation (including any certificate of designation with respect to any series of Preferred Stock) the Board of Directors in the resolution or resolutions establishing such series, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of the Certificate of Incorporation (including any certificate of designation with respect to any series of Preferred Stock), the terms of office of all such additional directors elected by the holders of such stock, or elected to fill any vacancies resulting from the death, resignation or removal of such additional directors, shall forthwith terminate (in which case each such director thereupon shall cease to be qualified as, and shall cease to be, a director) and the total authorized number of directors of the Company shall be reduced accordingly.

B. Stockholder Actions. No action shall be taken by the stockholders of the Company except at an annual or special meeting of stockholders called in accordance with the Bylaws of the Company and no action shall be taken by the stockholders by consent. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Company shall be given in the manner provided in the Bylaws of the Company.

C. Bylaws. The Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the Company. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the Company; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Company required by law or by the Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least 66 2⁄3% of the Voting Power of all of the then-outstanding shares of the capital stock of the Company entitled to vote in the election of directors, voting together as a single class.

VI.

A. The liability of the directors of the Company for monetary damages for breach of fiduciary duty as a director shall be eliminated to the fullest extent permitted under applicable law.

B. To the fullest extent permitted by applicable law, the Company may provide indemnification of (and advancement of expenses to) directors, officers, employees and agents of the Company (and any other persons to which applicable law permits the Company to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise.

C. Any repeal or modification of this Article VI shall only be prospective and shall not affect the rights under this Article VI in effect at the time of the alleged occurrence of any action or omission to act giving rise to liability.

VII.

A. Unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom shall be the sole and exclusive forum for the following claims or causes of action under Delaware statutory or common law: (A) any derivative claim or cause of action brought on behalf of the Company; (B) any claim or cause of action for breach of a fiduciary duty owed by any current or former director, officer or other employee of the Company, to the Company or the Company’s stockholders; (C) any claim or cause of action against the Company or any current or former director, officer or other employee of the Company, arising out of or pursuant to any provision of the DGCL, the Certificate of Incorporation or the Bylaws of the Company (as each may be amended from time to time); (D) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or the Bylaws of the Company (as each may be amended from time to time, including any right, obligation, or remedy thereunder); (E) any claim or cause of action as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; and (F) any claim or cause of action against the Company or any current or former director, officer or other employee of the Company, governed by the internal affairs doctrine or otherwise related to the Company’s internal affairs, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. This Article VII shall not apply to claims or causes of action brought to enforce a duty or liability created by the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction.

B. Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

VIII.

A. Any person or Entity holding, owning or otherwise acquiring any interest in shares of capital stock of the Company shall be deemed to have notice of and to have consented to the provisions of the Certificate of Incorporation.

B. The Company reserves the right to amend, alter, change or repeal any provision contained in the Certificate of Incorporation, in the manner now or hereafter prescribed by statute, except as provided in paragraph C. of this Article VIII, and all rights conferred upon the stockholders herein are granted subject to this reservation.

C. Notwithstanding any other provisions of the Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote required by law or by the Certificate of Incorporation, (i) the affirmative vote of the holders of at least 66 2⁄3% of the Voting Power of all of the then-outstanding shares of capital stock of the Company entitled to vote in the election of directors, voting together as a single class, shall be required to alter, amend or repeal, or adopt any provision inconsistent with,

Articles V, VI, VII and VIII and (ii) so long as any shares of Class B Common Stock are outstanding, the affirmative vote of the holders of a majority of the then-outstanding shares of Class B Common Stock shall be required to adopt, amend, alter, waive or repeal any provision of the Certificate of Incorporation in a manner that adversely affects the powers, preferences or rights of the Class B Common Stock or the holders thereof in respect of such shares.

* * * *

[Signature Page Follows]

IN WITNESS WHEREOF, Panacea Acquisition Corp. has caused this Amended and Restated Certificate to be duly executed and acknowledged in its name and on its behalf by an authorized officer as of this [●] day of [●], 2020.

PANACEA ACQUISITION CORP.

By:
[●]
[●]

ANNEX C

FORM OF PURCHASER BYLAWS

AMENDED AND RESTATED

BYLAWS

OF

NUVATION BIO INC.

(A DELAWARE CORPORATION)

AMENDED AND RESTATED BYLAWS

OF

NUVATION BIO INC.

(A DELAWARE CORPORATION)

ARTICLE I

OFFICES

Section 1. Registered Office. The registered office of the corporation in the State of Delaware shall be as set forth in the Amended and Restated Certificate of Incorporation of the corporation (the “Certificate of Incorporation”).

Section 2. Other Offices. The corporation may also have and maintain an office or principal place of business at such place as may be fixed by the Board of Directors of the corporation (the “Board of Directors”), and may also have offices at such other places, both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE II

CORPORATE SEAL

Section 3. Corporate Seal. The Board of Directors may adopt a corporate seal. If adopted, the corporate seal shall consist of the name of the corporation and the inscription, “Corporate Seal-Delaware.” Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE III

STOCKHOLDERS’ MEETINGS

Section 4. Place of Meetings. Meetings of the stockholders of the corporation may be held at such place, if any, either within or without the State of Delaware, as may be determined from time to time by the Board of Directors. The Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as provided under the General Corporation Law of the State of Delaware (“DGCL”) and Section 14 below.

Section 5. Annual Meetings.

(a) The annual meeting of the stockholders of the corporation, for the purpose of election of directors and for such other business as may properly come before it, shall be held on such date and at such time as may be designated from time to time by the Board of Directors. The corporation may postpone, reschedule or cancel any annual meeting of stockholders previously scheduled by the Board of Directors. Nominations of persons for election to the Board of Directors of the corporation and proposals of business to be considered by the stockholders may be made at an annual meeting of stockholders: (i) pursuant to the corporation’s notice of meeting of stockholders; (ii) by or at the direction of the Board of Directors or a duly authorized committee thereof; or (iii) by any stockholder of the corporation who was a stockholder of record (and, with respect to any beneficial owner, if different, on whose behalf such business is proposed or such nomination or nominations are made, only if such beneficial owner was the beneficial owner of shares of the corporation) at the time of giving the stockholder’s notice provided for in Section 5(b) below, who is entitled to vote at the meeting and who complied with the notice procedures set forth in this Section 5. For the avoidance of doubt, clause (iii) above shall be the exclusive means for a stockholder to make nominations and submit other business (other than matters properly included in the corporation’s notice of meeting of stockholders and proxy statement under Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “1934 Act”)) before an annual meeting of stockholders.

(b) At an annual meeting of the stockholders, only such business shall be conducted as is a proper matter for stockholder action under Delaware law, the Certificate of Incorporation and these Bylaws, and only such nominations shall be made and such business shall be conducted as shall have been properly brought before the meeting in accordance with the procedures below.

(i) For nominations for the election to the Board of Directors to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of Section 5(a), the stockholder must deliver written notice to the Secretary at the principal executive offices of the corporation on a timely basis as set forth in Section 5(b)(iii) and must update and supplement such written notice on a timely basis as set forth in Section 5(c). Such stockholder’s notice shall set forth: (A) as to each nominee such stockholder proposes to nominate at the meeting: (1) the name, age, business address and residence address of such nominee, (2) the principal occupation or employment of such nominee, (3) the class or series and number of shares of each class or series of capital stock of the corporation that are owned of record and beneficially by such nominee, (4) the date or dates on which such shares were acquired and the investment intent of such acquisition, and (5) all other information concerning such nominee as would be required to be disclosed in a proxy statement soliciting proxies for the election of such nominee as a director in an election contest (even if an election contest is not involved and whether or not proxies are being or will be solicited), or that is otherwise required to be disclosed pursuant to Section 14 of the 1934 Act (including such person’s written consent to being named in the corporation’s proxy statement and associated proxy card as a nominee of the stockholder and to serving as a director if elected); and (B) all of the information required by Section 5(b)(iv). The corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as an independent director of the corporation (as such term is used in any applicable stock exchange listing requirements or applicable law) or on any committee or sub-committee of the Board of Directors under any applicable stock exchange listing requirements or applicable law, or that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such proposed nominee. The number of nominees a stockholder may nominate for election at the annual meeting (or in the case of a stockholder giving the notice on behalf of a beneficial owner, the number of nominees a stockholder may nominate for election at the annual meeting on behalf of such beneficial owner) shall not exceed the number of directors to be elected at such annual meeting.

(ii) Other than proposals sought to be included in the corporation’s proxy materials pursuant to Rule 14a-8 under the 1934 Act, for business other than nominations for the election to the Board of Directors to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of Section 5(a), the stockholder must deliver written notice to the Secretary at the principal executive offices of the corporation on a timely basis as set forth in Section 5(b)(iii), and must update and supplement such written notice on a timely basis as set forth in Section 5(c). Such stockholder’s notice shall set forth: (A) as to each matter such stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend these Bylaws, the language of the proposed amendment), the reasons for conducting such business at the meeting, and any material interest (including any anticipated benefit of such business to any Proponent (as defined below) other than solely as a result of its ownership of the corporation’s capital stock, that is material to any Proponent individually, or to the Proponents in the aggregate) in such business of any Proponent; and (B) the information required by Section 5(b)(iv).

(iii) To be timely, the written notice required by Section 5(b)(i) or 5(b)(ii) must be received by the Secretary at the principal executive offices of the corporation not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the first anniversary of the immediately preceding year’s annual meeting; provided, however, that, subject to the last sentence of this Section 5(b)(iii), in the event that (A) the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so received not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made by the corporation or (B) the corporation did not have an annual meeting in the preceding year, notice by the stockholder to be timely must be so received not later than the tenth day following the day on which public announcement of the date of such meeting is first made. In no event shall an adjournment or postponement of an annual meeting for which notice has been given, or the public announcement thereof has been made, commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

(iv) The written notice required by Sections 5(b)(i) or 5(b)(ii) shall also set forth, as of the date of the notice and as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (each, a “Proponent” and collectively, the “Proponents”): (A) the name and address of each Proponent, including, if applicable, such name and address as they appear on the corporation’s books and records; (B) the class, series and number of shares of each class or series of the capital stock of the corporation that are, directly or indirectly, owned of record or beneficially (within the meaning of Rule 13d-3 under the 1934 Act) by each Proponent (provided, that for purposes of this Section 5(b)(iv), such Proponent shall in all events be deemed to beneficially own all shares of any class or series of capital stock of the corporation as to which such Proponent has a right to acquire beneficial ownership at any time in the future); (C) a description of any agreement, arrangement or understanding (whether oral or in writing) with respect to such nomination or proposal (and/or the voting of shares of any class or series of capital stock of the corporation) between or among any Proponent and any of its affiliates or associates, and any others (including their names) acting in concert, or otherwise under the agreement, arrangement or understanding, with any of the foregoing; (D) a representation that the Proponents are holders of record or beneficial owners, as the case may be, of shares of the corporation at the time of giving notice, will be entitled to vote at the meeting, and intend to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice (with respect to a notice under Section 5(b)(i)) or to propose the business that is specified in the notice (with respect to a notice under Section 5(b)(ii)); (E) a representation as to whether the Proponents intend to deliver a proxy statement and form of proxy to holders of a sufficient number of the corporation’s voting shares to elect such nominee or nominees (with respect to a notice under Section 5(b)(i)) or to carry such proposal (with respect to a notice under Section 5(b)(ii)); (F) to the extent known by any Proponent, the name and address of any other stockholder supporting the proposal on the date of such stockholder’s notice; and (G) a description of all Derivative Transactions (as defined below) by each Proponent during the previous 12 month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions.

(c) A stockholder providing the written notice required by Section 5(b)(i) or (ii) shall update and supplement such notice in writing, if necessary, so that the information provided or required to be provided in such notice is true and correct in all material respects as of (i) the record date for the determination of stockholders entitled to notice of the meeting and (ii) the date that is five Business Days (as defined below) prior to the meeting and, in the event of any adjournment or postponement thereof, five Business Days prior to such adjourned or postponed meeting. In the case of an update and supplement pursuant to clause (i) of this Section 5(c), such update and supplement shall be received by the Secretary at the principal executive offices of the corporation not later than five Business Days after the later of the record date for the determination of stockholders entitled to notice of the meeting or the public announcement of such record date. In the case of an update and supplement pursuant to clause (ii) of this Section 5(c), such update and supplement shall be received by the Secretary at the principal executive offices of the corporation not later than two Business Days prior to the date for the meeting, and, in the event of any adjournment or postponement thereof, two Business Days prior to such adjourned or postponed meeting.

(d) Notwithstanding anything in Section 5(b)(iii) to the contrary, in the event that the number of directors in an Expiring Class (as defined below) to be elected to the Board of Directors at the annual meeting is increased effective after the time period for which nominations would otherwise be due under Section 5(b)(iii) and there is no public announcement by the corporation naming the nominees for the additional directorships at least 100 days before the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required by this Section 5 and that complies with the requirements in Section 5(b)(i), other than the timing requirements in Section 5(b)(iii), shall also be considered timely, but only with respect to nominees for the additional directorships in such Expiring Class, if it shall be received by the Secretary at the principal executive offices of the corporation not later than the close of business on the tenth day following the day on which such public announcement is first made by the corporation. For purposes of this section, an “Expiring Class” shall mean a class of directors whose term shall expire at the annual meeting of stockholders.

(e) A person shall not be eligible for election or re-election as a director at an annual meeting, unless the person is nominated in accordance with either clause (ii) or (iii) of Section 5(a) and in accordance with the procedures set forth in Section 5(b), Section 5(c), and Section 5(d), as applicable. Only such business shall be conducted at any annual meeting of the stockholders of the corporation as shall have been brought before the meeting in accordance with clauses (i), (ii), or (iii) of Section 5(a) and in accordance with the procedures set forth in Section 5(b) and Section 5(c), as applicable. Except as otherwise required by applicable law, the chairperson of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made, or proposed, as the case may be, in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, or the Proponent does not act in accordance with the representations in Sections 5(b)(iv)(D) and 5(b)(iv)(E), to declare that such proposal or nomination shall not be presented for stockholder action at the meeting and shall be disregarded, or that such business shall not be transacted, notwithstanding that proxies in respect of such nomination or such business may have been solicited or received. Notwithstanding the foregoing provisions of this Section 5, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual meeting of stockholders of the corporation to present a nomination or proposed business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the corporation. For purposes of this Section 5, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

(f) Notwithstanding the foregoing provisions of this Section 5, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholders’ meeting, a stockholder must also comply with all applicable requirements of the 1934 Act and the rules and regulations thereunder. Nothing in these Bylaws shall be deemed to affect any rights of stockholders to request inclusion of proposals in the corporation’s proxy statement pursuant to Rule 14a-8 under the 1934 Act; provided, however, that any references in these Bylaws to the 1934 Act or the rules and regulations thereunder are not intended to and shall not limit the requirements applicable to proposals and/or nominations to be considered pursuant to Section 5(a)(iii). Nothing in these Bylaws shall be deemed to affect any rights of holders of any class or series of preferred stock to nominate and elect directors pursuant to and to the extent provided in any applicable provision of the Certificate of Incorporation.

(g) For purposes of Sections 5 and 6,

(i) “affiliates” and “associates” shall have the meanings set forth in Rule 405 under the Securities Act of 1933, as amended (the “1933 Act”);

(ii) “Business Day” means any day other than Saturday, Sunday or a day on which banks are closed in New York City, New York;

(iii) “close of business” means 6:00 p.m. local time at the principal executive offices of the corporation on any calendar day, whether or not the day is a Business Day;

(iv) “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proponent or any of its affiliates or associates, whether record or beneficial:

(A) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the corporation;

(B) that otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the corporation;

(C) the effect or intent of which is to mitigate loss, manage risk or benefit from changes in value or price with respect to any securities of the corporation; or

(D) that provides the right to vote or increase or decrease the voting power of, such Proponent, or any of its affiliates or associates, directly or indirectly, with respect to any securities of the corporation, which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation or similar right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such Proponent in the securities of the corporation held by any general or limited partnership, or any limited liability company, of which such Proponent is, directly or indirectly, a general partner or managing member; and

(v) “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the 1934 Act or by such other means reasonably designed to inform the public or security holders in general of such information, including, without limitation, posting on the corporation’s investor relations website.

Section 6. Special Meetings.

(a) Special meetings of the stockholders of the corporation may be called, for any purpose as is a proper matter for stockholder action under Delaware law, by (i) the Chairperson of the Board of Directors, (ii) the Chief Executive Officer, or (iii) the Board of Directors. The corporation may postpone, reschedule or cancel any special meeting of stockholders previously scheduled by the Board of Directors.

(b) The Board of Directors shall determine the time and place, if any, of such special meeting. Upon determination of the time and place, if any, of the meeting, the Secretary shall cause a notice of meeting to be given to the stockholders entitled to vote, in accordance with the provisions of Section 7. No business may be transacted at such special meeting otherwise than specified in the notice of meeting.

(c) Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the corporation’s notice of meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected (i) by or at the direction of the Board of Directors or a duly authorized committee thereof or (ii) provided that the Board of Directors has determined that directors shall be elected at such meeting, by any stockholder of the corporation who is a stockholder of record (and, with respect to any beneficial owner, if different, on whose behalf such nomination or nominations are made, only if such beneficial owner was the beneficial owner of shares of the corporation) at the time of giving notice provided for in this paragraph, who is entitled to vote at the meeting and who delivers written notice to the Secretary of the corporation setting forth the information required by Sections 5(b)(i) and 5(b)(iv). The number of nominees a stockholder may nominate for election at the special meeting (or in the case of a stockholder giving the notice on behalf of a beneficial owner, the number of nominees a stockholder may nominate for election at the special meeting on behalf of such beneficial owner) shall not exceed the number of directors to be elected at such special meeting. In the event the corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any such stockholder of record may nominate a person or persons (as the case may be), for election to such position(s) as specified in the corporation’s notice of meeting, if written notice setting forth the information required by Sections 5(b)(i) and 5(b)(iv) shall be received by the Secretary at the principal executive offices of the corporation not earlier than 120 days prior to such special meeting and not later than the close of business on the later of the 90th day prior to such meeting or the tenth day following the day on which the corporation first makes a public announcement of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. The stockholder shall also update and supplement such information as required under Section 5(c). In no event shall an adjournment or a postponement of a special meeting for which notice has been given, or the public announcement thereof has been made, commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

A person shall not be eligible for election or re-election as a director at the special meeting unless the person is nominated either in accordance with clause (i) or clause (ii) of this Section 6(c). Except as otherwise required by applicable law, the chairperson of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, or if the Proponent does not act in accordance with the representations in Sections 5(b)(iv)(D) and 5(b)(iv)(E), to declare that such nomination shall not be presented for stockholder action at the meeting and shall be disregarded, notwithstanding that proxies in respect of such nomination may have been solicited or received. Notwithstanding the foregoing provisions of this Section 6, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder (as defined in Section 5(e))) does not appear at the special meeting of stockholders of the corporation to present a nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the corporation.

(d) Notwithstanding the foregoing provisions of this Section 6, a stockholder must also comply with all applicable requirements of the 1934 Act and the rules and regulations thereunder with respect to matters set forth in this Section 6. Nothing in these Bylaws shall be deemed to affect any rights of stockholders to request inclusion of proposals in the corporation’s proxy statement pursuant to Rule 14a-8 under the 1934 Act; provided, however, that any references in these Bylaws to the 1934 Act or the rules and regulations thereunder are not intended to and shall not limit the requirements applicable to nominations for the election to the Board of Directors to be considered pursuant to Section 6 (c).

Section 7. Notice of Meetings. Except as otherwise provided by applicable law, notice, given in writing or by electronic transmission, of each meeting of stockholders shall be given not less than ten nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. Such notice shall specify the place, if any, date, hour and in the case of special meetings, the purpose or purposes of the meeting, the record date for determining stockholders entitled to vote at the meeting, if such record date is different from the record date for determining stockholders entitled to notice of the meeting, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at any such meeting. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the corporation. If delivered by courier service, the notice is given on the earlier of when the notice is received or left at the stockholder’s address. If given via electronic mail, notice is given when directed to such stockholder’s electronic mail address in accordance with applicable law unless (a) the stockholder has notified the corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail or (b) electronic transmission of such notice is prohibited by applicable law. Notice of the time, place, if any, and purpose of any meeting of stockholders (to the extent required) may be waived in writing, signed by the person entitled to notice thereof, or by electronic transmission by such person, either before or after such meeting, and will be waived by any stockholder by his or her attendance thereat in person, by remote communication, if applicable, or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

Section 8. Quorum and Vote Required. At all meetings of stockholders, except where otherwise provided by statute or by the Certificate of Incorporation, or by these Bylaws, the presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of a majority of the voting power of the outstanding shares of stock entitled to vote at the meeting shall constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chairperson of the meeting or by vote of the holders of a majority of the voting power of the shares represented thereat and entitled to vote thereon, but no other business shall be transacted at such meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Except as otherwise provided by statute or by applicable stock exchange rules, or by the Certificate of Incorporation or these Bylaws, in all matters other than the election of directors, the affirmative vote of the holders of a majority of the voting power of the shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and voting affirmatively or negatively (excluding abstentions and broker non-votes) on such matter shall be the act of the stockholders. Except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, directors shall be elected by a plurality of the votes of the shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote in the election of directors. Where a separate vote by a class or classes or series is required, except where otherwise provided by statute or by the Certificate of Incorporation or these Bylaws or any applicable stock exchange rules, the holders of a majority of the voting power of the outstanding shares of such class or classes or series, present in person, by remote communication, if applicable, or represented by proxy duly authorized, shall constitute a quorum entitled to take action with respect to that vote on that matter. Except where otherwise provided by statute or by the Certificate of Incorporation or these Bylaws or any applicable stock exchange rules, the affirmative vote of the holders of a majority (plurality, in the case of the election of directors) of the voting power of the shares of such class or classes or series present in person, by remote communication, if applicable, or represented by proxy at the meeting and voting affirmatively or negatively (excluding abstention and broker non-votes) on such matter shall be the act of such class or classes or series.

Section 9. Adjournment and Notice of Adjourned Meetings. Any meeting of stockholders, whether annual or special, may be adjourned from time to time either by the chairperson of the meeting or by the vote of the holders of a majority of the voting power of the shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote thereon. When a meeting is adjourned to another time or place, if any, notice need not be given of the adjourned meeting if the time and place, if any, thereof and the means of remote communication, if any, by which stockholders and proxyholders may be deemed present in person and may vote at such meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the corporation may transact any business that might have been transacted at the original meeting. If the adjournment is for more than 30 days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board of Directors shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record as of the record date so fixed for notice of such adjourned meeting.

Section 10. Voting Rights. For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders or adjournment thereof, except as otherwise provided by applicable law, only persons in whose names shares stand on the stock records of the corporation on the record date shall be entitled to vote at any meeting of stockholders. Every person entitled to vote shall have the right to do so either in person, by remote communication, if applicable, or by an agent or agents authorized by a proxy granted in accordance with Delaware law. An agent so appointed need not be a stockholder. No proxy shall be voted after three years from its date of creation unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary of the corporation a revocation of the proxy or a new proxy bearing a later date. Voting at meetings of stockholders need not be by written ballot.

Section 11. Joint Owners of Stock. If shares or other securities having voting power stand of record in the names of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect: (a) if only one votes, his or her act binds all; (b) if more than one votes, the act of the majority so voting binds all; (c) if more than one votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or may apply to the Delaware Court of Chancery for relief as provided in Section 217(b) of the DGCL. If the instrument filed with the Secretary shows that any such tenancy is held in unequal interests, a majority or even-split for the purpose of subsection (c) shall be a majority or even-split in interest.

Section 12. List of Stockholders. The corporation shall prepare, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of each stockholder and the number and class of shares registered in the name of each stockholder; provided, however, if the record date for determining the stockholders entitled to vote is less than ten days before the meeting date, the list shall reflect all of the stockholders entitled to vote as of the tenth day before the meeting date. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. The list shall be open to examination of any stockholder during the time of the meeting as provided by applicable law.

Section 13. Action without Meeting. No action shall be taken by the stockholders of the corporation except at an annual or special meeting of stockholders duly called in accordance with these Bylaws, and no action shall be taken by the stockholders by consent.

Section 14. Remote Communication. For the purposes of these Bylaws, if authorized by the Board of Directors in its sole discretion, and subject to such guidelines and procedures as the Board of Directors may adopt, stockholders and proxyholders may, by means of remote communication:

(a) participate in a meeting of stockholders; and

(b) be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (i) the corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder, (ii) the corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (iii) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the corporation.

Section 15. Organization.

(a) At every meeting of stockholders, the Chairperson of the Board of Directors, or, if a Chairperson has not been appointed, is absent or refuses to act, the Chief Executive Officer, or if no Chief Executive Officer is then serving or the Chief Executive Officer is absent or refuses to act, the President, or, if the President is absent or refuses to act, a chairperson of the meeting designated by the Board of Directors, or, if the Board of Directors does not designate such chairperson, a chairperson of the meeting chosen by a majority of the voting power of the stockholders entitled to vote, present in person or by proxy duly authorized, shall act as chairperson of the meeting of stockholders. The Chairperson of the Board of Directors may appoint the Chief Executive Officer as chairperson of the meeting. The Secretary, or, in his or her absence, an Assistant Secretary or other officer or other person directed to do so by the chairperson of the meeting, shall act as secretary of the meeting.

(b) The Board of Directors shall be entitled to make such rules or regulations for the conduct of meetings of stockholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chairperson of the meeting shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairperson, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of the corporation and their duly authorized and constituted proxies and such other persons as the chairperson shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters that are to be voted on by ballot. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting. Unless and to the extent determined by the Board of Directors or the chairperson of the meeting, meetings of stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

Section 15A. Delivery to the corporation. Whenever this Article III requires one or more persons (including a record or beneficial owner of stock) to deliver a document or information to the corporation or any officer, employee or agent thereof (including any notice, request, questionnaire, revocation, representation or other document or agreement), such document or information shall be in writing exclusively (and not in an electronic transmission) and shall be delivered exclusively by hand (including, without limitation, overnight courier service) or by certified or registered mail, return receipt requested and the corporation shall not be required to accept delivery of any document not in such written form or so delivered. For the avoidance of doubt, with respect to any notice from any stockholder of record or beneficial owner of the corporation’s capital stock under the Certificate of Incorporation, these Bylaws or the DGCL, to the fullest extent permitted by law, the corporation expressly opts out of Section 116 of the DGCL.

ARTICLE IV

DIRECTORS

Section 16. Number and Term of Office. The authorized number of directors of the corporation shall be fixed in accordance with the Certificate of Incorporation. Directors need not be stockholders unless so required by the Certificate of Incorporation. If for any cause, the directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the stockholders called for that purpose in the manner provided in these Bylaws.

Section 17. Powers. The business and affairs of the corporation shall be managed by or under the direction of the Board of Directors, except as may be otherwise provided by the Certificate of Incorporation.

Section 18. Terms of Directors. The terms of directors shall be as set forth in the Certificate of Incorporation.

Section 19. Vacancies. Vacancies and newly created directorships on the Board of Directors shall be filled as set forth in the Certificate of Incorporation.

Section 20. Resignation. Any director may resign at any time by delivering his or her notice in writing or by electronic transmission to the Board of Directors or the Secretary. Such resignation shall take effect at the time of delivery of the notice or at any later time specified therein. Acceptance of such resignation shall not be necessary to make it effective. When one or more directors shall resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office for the unexpired portion of the term of the director whose place shall be vacated and until his or her successor shall have been duly elected and qualified or until his or her earlier death, resignation or removal.

Section 21. Removal. Directors shall be removed as set forth in the Certificate of Incorporation.

Section 22. Meetings.

(a) Regular Meetings. Unless otherwise restricted by the Certificate of Incorporation, regular meetings of the Board of Directors may be held at any time or date and at any place within or without the State of Delaware that has been designated by the Board of Directors and publicized among all directors, either orally or in writing, by telephone, including a voice-messaging system or other system designed to record and communicate messages, or by electronic mail or other electronic means. No further notice shall be required for regular meetings of the Board of Directors.

(b) Special Meetings. Unless otherwise restricted by the Certificate of Incorporation, special meetings of the Board of Directors may be held at any time and place within or without the State of Delaware as designated and called by the Chairperson of the Board of Directors, the Chief Executive Officer or the Board of Directors.

(c) Meetings by Electronic Communications Equipment. Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d) Notice of Special Meetings. Notice of the time and place, if any, of all special meetings of the Board of Directors shall be transmitted orally or in writing, by telephone, including a voice messaging system or other system or technology designed to record and communicate messages, or by electronic mail or other electronic means, during normal business hours, at least 24 hours before the meeting. If notice is sent by U.S. mail, it shall be sent by first class mail, postage prepaid, at least three days before the meeting.

(e) Waiver of Notice. Notice of any meeting of the Board of Directors may be waived in writing, or by electronic transmission, at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. The transaction of all business at any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, shall be as valid as though it had been transacted at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present who did not receive notice shall sign a written waiver of notice or shall waive notice by electronic transmission. All such waivers shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 23. Quorum and Voting.

(a) Unless the Certificate of Incorporation requires a greater number, and except with respect to questions related to indemnification arising under Section 46 for which a quorum shall be one-third of the authorized number of directors fixed from time to time by the Board of Directors in accordance with the Certificate of Incorporation, a quorum of the Board of Directors shall consist of a majority of the total number of directors then serving on the Board of Directors or, if greater, one-third of the authorized number of directors fixed from time to time by the Board of Directors in accordance with the Certificate of Incorporation. At any meeting whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time, without notice other than by announcement at the meeting.

(b) At each meeting of the Board of Directors at which a quorum is present, all questions and business shall be determined by the affirmative vote of a majority of the directors present, unless a different vote be required by applicable law, the Certificate of Incorporation or these Bylaws.

Section 24. Action without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission. After an action is taken, such consent or consents shall be filed with the minutes of proceedings of the Board of Directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

(a) Fees and Compensation. Directors shall be entitled to such compensation for their services on the Board of Directors or any committee thereof as may be approved by the Board of Directors, or a committee thereof to which the Board of Directors has delegated such responsibility and authority, including, if so approved, by resolution of the Board of Directors or a committee thereof to which the Board of Directors has delegated such responsibility and authority, including, without limitation, a fixed sum and reimbursement of expenses incurred, if any, for attendance at each regular or special meeting of the Board of Directors and at any meeting of a committee of the Board of Directors, as well as reimbursement for other reasonable expenses incurred with respect to duties as a member of the Board of Directors or any committee thereof. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor.

Section 25. Committees.

(a) Executive Committee. The Board of Directors may appoint an Executive Committee to consist of one or more members of the Board of Directors. The Executive Committee, to the extent permitted by applicable law and provided in the resolution of the Board of Directors shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority in reference to (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopting, amending or repealing any Bylaw of the corporation.

(b) Other Committees. The Board of Directors may, from time to time, appoint such other committees as may be permitted by applicable law. Such other committees appointed by the Board of Directors shall consist of one or more members of the Board of Directors and shall have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event shall any such committee have the powers denied to the Executive Committee in these Bylaws.

(c) Term. The Board of Directors, subject to any requirements of any outstanding series of preferred stock and the provisions of subsections (a) or (b) of this Section 25, may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member shall terminate on the date of his or her death or voluntary resignation from the committee or from the Board of Directors. The Board of Directors may at any time for any reason remove any individual committee member and the Board of Directors may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(d) Meetings. Unless the Board of Directors shall otherwise provide, regular meetings of the Executive Committee or any other committee appointed pursuant to this Section 25 shall be held at such times and places, if any, as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee may be held at such place, if any, that has been determined from time to time by such committee, and may be called by any director who is a member of such committee, upon notice to the members of such committee of the time and place, if any, of such special meeting given in the manner provided for the giving of notice to members of the Board of Directors of the time and place, if any, of special meetings of the Board of Directors. Notice of any meeting of any committee may be waived in writing or by electronic transmission at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Unless otherwise provided by the Board of Directors in the resolutions authorizing the creation of the committee, a majority of the authorized number of members of any such committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee.

Section 26. Duties of Chairperson of the Board of Directors. The Chairperson of the Board of Directors, when present, shall preside at all meetings of the stockholders and the Board of Directors. The Chairperson of the Board of Directors shall perform such other duties customarily associated with the office and shall also perform such other duties and have such other powers, as the Board of Directors shall designate from time to time.

Section 27. Lead Independent Director. The Chairperson of the Board of Directors, or if the Chairperson is not an independent director, one of the independent directors, may be designated by the Board of Directors as lead independent director to serve until replaced by the Board of Directors (“Lead Independent Director”). The Lead Independent Director will preside over meetings of the independent directors and perform such other duties as may be established or delegated by the Board of Directors and perform such other duties as may be established or delegated by the Chairperson of the Board of Directors.

Section 28. Organization. At every meeting of the directors, the Chairperson of the Board of Directors, or, if a Chairperson has not been appointed or is absent, the Lead Independent Director, or, if the Lead Independent Director has not been appointed or is absent, the Chief Executive Officer (if a director), or, if a Chief Executive Officer is absent, the President (if a director), or if the President is absent, the most senior Vice President (if a director), or, in the absence of any such person, a chairperson of the meeting chosen by a majority of the directors present, shall preside over the meeting. The Secretary, or in his or her absence, any Assistant Secretary or other officer, director or other person directed to do so by the person presiding over the meeting, shall act as secretary of the meeting.

ARTICLE V

OFFICERS

Section 29. Officers Designated. The officers of the corporation shall include, if and when designated by the Board of Directors, the Chief Executive Officer, the President, one or more Vice Presidents, the Secretary, the Chief Financial Officer and the Treasurer. The Board of Directors may also appoint one or more Assistant Secretaries and Assistant Treasurers and such other officers and agents with such powers and duties as it shall deem appropriate or necessary. The Board of Directors may assign such additional titles to one or more of the officers as it shall deem appropriate. Any one person may hold any number of offices of the corporation at any one time unless specifically prohibited therefrom by applicable law, the Certificate of Incorporation or these Bylaws. The salaries and other compensation of the officers of the corporation shall be fixed by or in the manner designated by the Board of Directors or by a committee thereof to which the Board of Directors has delegated such responsibility.

Section 30. Tenure and Duties of Officers.

(a) General. All officers shall hold office at the pleasure of the Board of Directors and until their successors shall have been duly elected and qualified, subject to such officer’s earlier death, resignation or removal. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors or by a committee thereof to which the Board of Directors has delegated such responsibility or, if so authorized by the Board of Directors, by the Chief Executive Officer or another officer of the corporation.

(b) Duties of Chief Executive Officer. The Chief Executive Officer shall be the chief executive officer of the corporation and, subject to the supervision, direction and control of the Board of Directors, shall have the general powers and duties of supervision, direction, management and control of the business and officers of the corporation as are customarily associated with the position of Chief Executive Officer. To the extent that a Chief Executive Officer has been appointed and no President has been appointed, all references in these Bylaws to the President shall be deemed references to the Chief Executive Officer. The Chief Executive Officer shall perform other duties customarily associated with the office and shall also perform such other duties and have such other powers, as the Board of Directors shall designate from time to time.

(c) Duties of President. Unless another officer has been appointed Chief Executive Officer of the corporation, the President shall be the chief executive officer of the corporation and, subject to the supervision, direction and control of the Board of Directors, shall have the general powers and duties of supervision, direction, management and control of the business and officers of the corporation as are customarily associated with the position of President. The President shall perform other duties customarily associated with the office and shall also perform such other duties and have such other powers as the Board of Directors (or the Chief Executive Officer, if the Chief Executive Officer and President are not the same person and the Board of Directors has delegated the designation of the President’s duties to the Chief Executive Officer) shall designate from time to time.

(d) Duties of Vice Presidents. A Vice President may assume and perform the duties of the President in the absence or disability of the President or whenever the office of President is vacant (unless the duties of the President are being filled by the Chief Executive Officer). A Vice President shall perform other duties customarily associated with the office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer, or, if the Chief Executive Officer has not been appointed or is absent, the President shall designate from time to time.

(e) Duties of Secretary and Assistant Secretary. The Secretary shall attend all meetings of the stockholders and of the Board of Directors and shall record all acts, votes and proceedings thereof in the minute books of the corporation. The Secretary shall give notice in conformity with these Bylaws of all meetings of the stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary shall perform all other duties provided for in these Bylaws and other duties customarily associated with the office and shall also perform such other duties and have such other powers, as the Board of Directors or the Chief Executive Officer, or if no Chief Executive Officer is then serving, the President shall designate from time to time. The Chief Executive Officer, or if no Chief Executive Officer is then serving, the President may direct any Assistant Secretary or other officer to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform other duties customarily associated with the office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer, or if no Chief Executive Officer is then serving, the President shall designate from time to time.

(f) Duties of Chief Financial Officer. The Chief Financial Officer shall keep or cause to be kept the books of account of the corporation in a thorough and proper manner and shall render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors, the Chief Executive Officer, or the President. The Chief Financial Officer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the corporation. The Chief Financial Officer shall perform other duties customarily associated with the office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer, or if no Chief Executive Officer is then serving, the President shall designate from time to time. To the extent that a Chief Financial Officer has been appointed and no Treasurer has been appointed, all references in these Bylaws to the Treasurer shall be deemed references to the Chief Financial Officer. The President may direct the Treasurer, if any, or any Assistant Treasurer to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer.

(g) Duties of Treasurer and Assistant Treasurer. Unless another officer has been appointed Chief Financial Officer of the corporation, the Treasurer shall be the chief financial officer of the corporation, shall keep or cause to be kept the books of account of the corporation in a thorough and proper manner and shall render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors, the Chief Executive Officer or the President. Unless another officer has been appointed Chief Financial Officer of the corporation, the Treasurer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the corporation. The Treasurer shall perform other duties customarily associated with the office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer, or if no Chief Executive Officer is then serving, the President shall designate from time to time. The Chief Executive Officer, or if no Chief Executive Officer is then serving, the President may direct any Assistant Treasurer or other officer to assume and perform the duties of the Treasurer in the absence or disability of the Treasurer, and each Assistant Treasurer shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer, or if no Chief Executive Officer is then serving, the President shall designate from time to time.

Section 31. Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

Section 32. Resignations. Any officer may resign at any time by giving notice in writing or by electronic transmission to the Board of Directors, the Chairperson of the Board of Directors, the Chief Executive Officer, the President or the Secretary. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the corporation under any contract with the resigning officer.

Section 33. Removal. Any officer may be removed from office at any time, either with or without cause, by the Board of Directors, or by any duly authorized committee thereof or any superior officer upon whom such power of removal may have been conferred by the Board of Directors.

ARTICLE VI

EXECUTION OF CORPORATE INSTRUMENTS AND VOTING OF SECURITIES OWNED BY THE CORPORATION

Section 34. Execution of Corporate Instruments. The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute, sign or endorse on behalf of the corporation any corporate instrument or document, or to sign on behalf of the corporation the corporate name without limitation, or to enter into contracts on behalf of the corporation, except where otherwise provided by applicable law or these Bylaws, and such execution or signature shall be binding upon the corporation.

All checks and drafts drawn on banks or other depositaries on funds to the credit of the corporation or in special accounts of the corporation shall be signed by such person or persons as the Board of Directors shall from time to time authorize so to do.

Unless otherwise specifically determined by the Board of Directors or otherwise required by applicable law, the execution, signing or endorsement of any corporate instrument or document by or on behalf of the corporation may be effected manually, by facsimile or (to the extent permitted by applicable law and subject to such policies and procedures as the corporation may have in effect from time to time) by electronic signature.

Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 35. Voting of Securities Owned by the Corporation. All stock and other securities of or interests in other corporations or entities owned or held by the corporation for itself, or for other parties in any capacity, shall be voted, and all proxies with respect thereto shall be executed, by the person authorized so to do by resolution of the Board of Directors, or, in the absence of such authorization, by the Chairperson of the Board of Directors, the Chief Executive Officer, the President, or any Vice President.

ARTICLE VII

SHARES OF STOCK

Section 36. Form and Execution of Certificates. The shares of the corporation shall be represented by certificates, or shall be uncertificated if so provided by resolution or resolutions of the Board of Directors. Certificates for the shares of stock, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock in the corporation represented by certificates shall be entitled to have a certificate signed by or in the name of the corporation by any two authorized officers of the corporation (it being understood that each of the Chairperson of the Board of Directors, the Chief Executive Officer, the President, any Vice President, the Treasurer, any Assistant Treasurer, the Secretary and any Assistant Secretary shall be an authorized officer for such purpose), certifying the number, and the class or series, of shares owned by such holder in the corporation. Any or all of the signatures on the certificate may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he were such officer, transfer agent, or registrar at the date of issue.

Section 37. Lost Certificates. A new certificate or certificates shall be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. The corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen, or destroyed certificate or certificates, or the owner’s legal representative, to agree to indemnify the corporation in such manner as it shall require or to give the corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen, or destroyed.

Section 38. Transfers.

(a) Transfers of record of shares of stock of the corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and, in the case of stock represented by certificate, upon the surrender of a properly endorsed certificate or certificates for a like number of shares.

(b) The corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes or series of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes or series owned by such stockholders in any manner not prohibited by the DGCL.

Section 39. Fixing Record Dates.

(a) In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, subject to applicable law, not be more than 60 nor less than ten days before the date of such meeting. If the Board of Directors so fixes a record date for determining the stockholders entitled to notice of any meeting of stockholders, such date shall also be the record date for determining the stockholders entitled to vote at such meeting, unless the Board of Directors determines, at the time it fixes the record date for determining the stockholders entitled to notice of such meeting, that a later date on or before the date of the meeting shall be the record date for determining the stockholders entitled to vote at such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day immediately preceding the day on which notice is given, or if notice is waived, at the close of business on the day immediately preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting in accordance with the provisions of this Section 39(a).

(b) In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 40. Registered Stockholders. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

Section 41. Additional Powers of the Board. In addition to, and without limiting, the powers set forth in these Bylaws, the Board of Directors shall have power and authority to make all such rules and regulations as it shall deem expedient concerning the issue, transfer, and registration of certificates for shares of stock of the corporation, including the use of uncertificated shares of stock, subject to the provisions of the DGCL, other applicable law, the Certificate of Incorporation and these Bylaws. The Board of Directors may appoint and remove transfer agents and registrars of transfers, and may require all stock certificates to bear the signature of any such transfer agent and/or any such registrar of transfers.

ARTICLE VIII

OTHER SECURITIES OF THE CORPORATION

Section 42. Execution of Other Securities. All bonds, debentures and other corporate securities of the corporation, other than stock certificates (covered in Section 36), may be signed by the Chairperson of the Board of Directors, the Chief Executive Officer, the President or any Vice President, or such other person as may be authorized by the Board of Directors; provided, however, that where any such bond, debenture or other corporate security shall be authenticated by the manual signature, or where permissible facsimile signature, of a trustee under an indenture pursuant to which such bond, debenture or other corporate security shall be issued, the signatures of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, shall be signed by the Treasurer or an Assistant Treasurer of the corporation or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person. In case any officer who shall have signed or attested any bond, debenture or other corporate security, or whose facsimile signature shall appear thereon or on any such interest coupon, shall have ceased to be such officer before the bond, debenture or other corporate security so signed or attested shall have been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the corporation and issued and delivered as though the person who signed the same or whose facsimile signature shall have been used thereon had not ceased to be such officer of the corporation.

ARTICLE IX

DIVIDENDS

Section 43. Declaration of Dividends. Dividends upon the capital stock of the corporation, subject to the provisions of the Certificate of Incorporation and applicable law, if any, may be declared by the Board of Directors. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation and applicable law.

Section 44. Dividend Reserve. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, determines proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose or purposes as the Board of Directors shall determine to be conducive to the interests of the corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE X

FISCAL YEAR

Section 45. Fiscal Year. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

ARTICLE XI

INDEMNIFICATION

Section 46. Indemnification of Directors, Executive Officers, Employees and Agents.

(a) Directors and Executive Officers. The corporation shall indemnify to the full extent permitted under and in any manner permitted under the DGCL or any other applicable law, any person who is made or threatened to be made a party to or is otherwise involved (as a witness or otherwise) in any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (hereinafter, a “Proceeding”), by reason of the fact that such person is or was a director or executive officer (for the purposes of this Article XI, “executive officers” shall be those persons designated by the corporation as (a) executive officers for purposes of the disclosures required in the corporation’s proxy and periodic reports or (b) officers for purposes of Section 16 of the 1934 Act) of the corporation, or while serving as a director or executive officer of the corporation, is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, including service with respect to an employee benefit plan (collectively, “Another Enterprise”), against expenses (including attorneys’ fees), judgments, fines (including ERISA excise taxes or penalties) and amounts paid in settlement actually and reasonably incurred by him or her in connection with such Proceeding; provided, however, that the corporation shall not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by applicable law, (ii) the proceeding was authorized in the specific case by the Board of Directors of the corporation, (iii) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the DGCL or any other applicable law or (iv) such indemnification is required to be made under subsection (d) of this Section 46.

(b) Other Officers, Employees and Other Agents. The corporation shall have power to indemnify (including the power to advance expenses in a manner consistent with subsection (c) of this Section 46) its other officers, employees and agents as set forth in the DGCL or any other applicable law. The Board of Directors shall have the power to delegate the determination of whether indemnification shall be given to any such person to such officers or other persons as the Board of Directors shall determine.

(c) Expenses. The corporation shall, to the full extent permitted under and in any manner permitted under the DGCL or any other applicable law, pay the expenses (including attorney’s fees) incurred by a director or executive officer in defending any Proceeding in advance of its final disposition, provided, however, that if the DGCL requires, an advancement of expenses incurred by a director or executive officer in his or her capacity as a director or executive officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this Section 46 or otherwise.

(d) Enforcement. Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and executive officers under this Section 46 shall be deemed to be contractual rights, shall vest when the person becomes a director or executive officer of the corporation, shall continue as vested contract rights even if such person ceases to be a director or executive officer of the corporation, and shall be effective to the same extent and as if provided for in a contract between the corporation and the director or executive officer. Any right to indemnification or advances granted by this Section 46 to a director or executive officer shall be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within 90 days of request therefor. To the fullest extent permitted by applicable law, the claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting the claim. In connection with any claim for indemnification, the corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the DGCL or any other applicable law for the corporation to indemnify the claimant for the amount claimed. Neither the failure of the corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL or any other applicable law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct. In any suit brought by a director or executive officer to enforce a right to indemnification or to an advancement of expenses hereunder, the burden of proving that the director or executive officer is not entitled to be indemnified, or to such advancement of expenses, under this Section 46 or otherwise shall be on the corporation.

(e) Non-Exclusivity of Rights. The rights conferred on any person by this Section 46 shall not be exclusive of any other right that such person may have or hereafter acquire under any applicable statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding office. The corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the DGCL, or by any other applicable law.

(f) Survival of Rights. The rights conferred on any person by this Bylaw shall continue as to a person who has ceased to be a director or executive officer, employee or other agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(g) Insurance. To the fullest extent permitted by the DGCL or any other applicable law, the corporation, upon approval by the Board of Directors, may purchase and maintain insurance on behalf of any person required or permitted to be indemnified pursuant to this Section 46.

(h) Amendments. Any repeal or modification of this Section 46 shall only be prospective and shall not affect the rights under this Section 46 as in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any Proceeding against any agent of the corporation.

(i) Saving Clause. If this Article XI or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nevertheless indemnify each director and executive officer to the full extent not prohibited by any applicable portion of this Article XI that shall not have been invalidated, or by any other applicable law. If this Article XI shall be invalid due to the application of the indemnification provisions of another jurisdiction, then the corporation shall indemnify each director and executive officer to the full extent permitted under any other applicable law.

(j) Certain Definitions and Construction of Terms. For the purposes of Article XI of these Bylaws, the following definitions and rules of construction shall apply:

(i) The term “Proceeding” shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

(ii) The term “expenses” shall be broadly construed and shall include, without limitation, court costs, attorneys’ fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any Proceeding.

(iii) The term the “corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger that, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Section 46 with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(iv) References to a “director,” “executive officer,” “officer,” “employee,” or “agent” of the corporation shall include, without limitation, situations where such person is serving at the request of the corporation as, respectively, a director, executive officer, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

(v) References to “Another Enterprise” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation that imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this Section 46.

ARTICLE XII

NOTICES

Section 47. Notices.

(a) Notice to Stockholders. Notice to stockholders of stockholder meetings shall be given as provided in Section 7. Without limiting the manner by which notice may otherwise be given effectively to stockholders under any agreement or contract with such stockholder, and except as otherwise required by applicable law, written notice to stockholders for purposes other than stockholder meetings may be sent by U.S. mail or nationally recognized overnight courier, or by electronic mail or other electronic means.

(b) Notice to Directors. Any notice required to be given to any director may be given by the method stated in subsection (a), as otherwise provided in these Bylaws (including by any of the means specified in Section 22(d)), or by overnight delivery service. Any notice sent by overnight delivery service or U.S. mail shall be sent to such address as such director shall have filed in writing with the Secretary, or, in the absence of such filing, to the last known post office address of such director.

(c) Affidavit of Mailing. An affidavit of mailing, executed by a duly authorized and competent employee of the corporation or its transfer agent appointed with respect to the class of stock affected, or other agent, specifying the name and address or the names and addresses of the stockholder or stockholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, shall in the absence of fraud, be prima facie evidence of the facts therein contained.

(d) Methods of Notice. It shall not be necessary that the same method of giving notice be employed in respect of all recipients of notice, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

(e) Notice to Person with Whom Communication is Unlawful. Whenever notice is required to be given, under applicable law or any provision of the Certificate of Incorporation or Bylaws of the corporation, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the corporation is such as to require the filing of a certificate under any provision of the DGCL, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

(f) Notice to Stockholders Sharing an Address. Except as otherwise prohibited under the DGCL, any notice given under the provisions of the DGCL, the Certificate of Incorporation or these Bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Such consent shall have been deemed to have been given if such stockholder fails to object in writing to the corporation within 60 days of having been given notice by the corporation of its intention to send the single notice. Any consent shall be revocable by the stockholder by written notice to the corporation.

ARTICLE XIII

AMENDMENTS

Section 48. Amendments. The Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the corporation. The stockholders also shall have power to adopt, amend or repeal the Bylaws of the corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the corporation required by applicable law or by the Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least 66 2⁄3% of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote in the election of directors, voting together as a single class.

ARTICLE XIV

LOANS TO OFFICERS

Section 49. Loans to Officers. Except as otherwise prohibited by applicable law, the corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiaries, including any officer or employee who is a director of the corporation or its subsidiaries, whenever, in the judgment of the Board of Directors, such loan, guarantee or assistance may reasonably be expected to benefit the corporation. The loan, guarantee or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing in these Bylaws shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

ANNEX D

PANACEA ACQUISITION CORP.

2021 EQUITY INCENTIVE PLAN

ADOPTED BY THE BOARD OF DIRECTORS: _______, 2020

APPROVED BY THE STOCKHOLDERS: _______, 2021

1. GENERAL.

(a) Plan Purpose. The Company, by means of the Plan, seeks to secure and retain the services of Employees, Directors and Consultants, to provide incentives for such persons to exert maximum efforts for the success of the Company and any Affiliate and to provide a means by which such persons may be given an opportunity to benefit from increases in value of the Common Stock through the granting of Awards.

(b) Available Awards. The Plan provides for the grant of the following Awards: (i) Incentive Stock Options; (ii) Nonstatutory Stock Options; (iii) SARs; (iv) Restricted Stock Awards; (v) RSU Awards; (vi) Performance Awards; and (vii) Other Awards.

(c) Adoption Date; Effective Date. The Plan will come into existence on the Adoption Date, but no Award may be granted prior to the Effective Date.

2. SHARES SUBJECT TO THE PLAN.

(a) Share Reserve. Subject to adjustment in accordance with Section 2(c) and any adjustments as necessary to implement any Capitalization Adjustments, the aggregate number of shares of Common Stock that may be issued pursuant to Awards will not exceed ________ shares1. In addition, subject to any adjustments as necessary to implement any Capitalization Adjustments, such aggregate number of shares of Common Stock will automatically increase on January 1 of each year for a period of ten years commencing on January 1, 2022 and ending on (and including) January 1, 2031, in an amount equal to 4% of the total number of shares of Capital Stock outstanding or issuable upon conversion or exercise of outstanding instruments on December 31 of the preceding year; provided, however, that the Board may act prior to January 1st of a given year to provide that the increase for such year will be a lesser number of shares of Common Stock.

(b) Aggregate Incentive Stock Option Limit. Notwithstanding anything to the contrary in Section 2(a) and subject to any adjustments as necessary to implement any Capitalization Adjustments, the aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options is _________ shares2.

(c) Share Reserve Operation.

(i) Limit Applies to Common Stock Issued Pursuant to Awards. For clarity, the Share Reserve is a limit on the number of shares of Common Stock that may be issued pursuant to Awards and does not limit the granting of Awards, except that the Company will keep available at all times the number of shares of Common Stock reasonably required to satisfy its obligations to issue shares pursuant to such Awards. Shares may be issued in connection with a merger or acquisition as permitted by, as applicable, Nasdaq Listing Rule 5635(c), NYSE Listed Company Manual Section 303A.08, NYSE American Company Guide Section 711 or other applicable rule, and such issuance will not reduce the number of shares available for issuance under the Plan.

[1]	See “Proposal No. 4 - The Equity Incentive Plan Proposal” for a full description of how the total share reserve will be calculated.
[2]	This number to be 300% of the total share reserve in Section 2(a).

(ii) Actions that Do Not Constitute Issuance of Common Stock and Do Not Reduce Share Reserve. The following actions do not result in an issuance of shares under the Plan and accordingly do not reduce the number of shares subject to the Share Reserve and available for issuance under the Plan: (1) the expiration or termination of any portion of an Award without the shares covered by such portion of the Award having been issued, (2) the settlement of any portion of an Award in cash (i.e., the Participant receives cash rather than Common Stock), (3) the withholding of shares that would otherwise be issued by the Company to satisfy the exercise, strike or purchase price of an Award; or (4) the withholding of shares that would otherwise be issued by the Company to satisfy a tax withholding obligation in connection with an Award.

(iii) Reversion of Previously Issued Shares of Common Stock to Share Reserve. The following shares of Common Stock previously issued pursuant to an Award and accordingly initially deducted from the Share Reserve will be added back to the Share Reserve and again become available for issuance under the Plan: (1) any shares that are forfeited back to or repurchased by the Company because of a failure to meet a contingency or condition required for the vesting of such shares; (2) any shares that are reacquired by the Company to satisfy the exercise, strike or purchase price of an Award; and (3) any shares that are reacquired by the Company to satisfy a tax withholding obligation in connection with an Award.

3. ELIGIBILITY AND LIMITATIONS.

(a) Eligible Award Recipients. Subject to the terms of the Plan, Employees, Directors and Consultants are eligible to receive Awards.

(b) Specific Award Limitations.

(i) Limitations on Incentive Stock Option Recipients. Incentive Stock Options may be granted only to Employees of the Company or a “parent corporation” or “subsidiary corporation” thereof (as such terms are defined in Sections 424(e) and (f) of the Code).

(ii) Incentive Stock Option $100,000 Limitation. To the extent that the aggregate Fair Market Value (determined at the time of grant) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and any Affiliates) exceeds $100,000 (or such other limit established in the Code) or otherwise does not comply with the rules governing Incentive Stock Options, the Options or portions thereof that exceed such limit (according to the order in which they were granted) or otherwise do not comply with such rules will be treated as Nonstatutory Stock Options, notwithstanding any contrary provision of the applicable Option Agreement(s).

(iii) Limitations on Incentive Stock Options Granted to Ten Percent Stockholders. A Ten Percent Stockholder may not be granted an Incentive Stock Option unless (i) the exercise price of such Option is at least 110% of the Fair Market Value on the date of grant of such Option and (ii) the Option is not exercisable after the expiration of five years from the date of grant of such Option.

(iv) Limitations on Nonstatutory Stock Options and SARs. Nonstatutory Stock Options and SARs may not be granted to Employees, Directors and Consultants unless the stock underlying such Awards is treated as “service recipient stock” under Section 409A or unless such Awards otherwise comply with the requirements of Section 409A.

(c) Non-Employee Director Compensation Limit. The aggregate value of all compensation granted or paid, as applicable, to any individual for service as a Non-Employee Director with respect to any calendar year, including Awards granted and cash fees paid by the Company to such Non-Employee Director, will not exceed (i) $750,000 in total value or (ii) in the event such Non-Employee Director is first appointed or elected to the Board during such calendar year, $1,000,000 in total value, in each case, calculating the value of any equity awards based on the grant date fair value of such equity awards for financial reporting purposes and excluding distributions from a deferred compensation program. Notwithstanding the foregoing, the Board shall have the authority to grant Awards and pay cash fees with a total value in excess of these amounts to Non-Employee Directors who occupy Board leadership positions and in other circumstances deemed by the Board to be extraordinary.

4. OPTIONS AND STOCK APPRECIATION RIGHTS.

Each Option and SAR will have such terms and conditions as determined by the Board. Each Option will be designated in writing as an Incentive Stock Option or Nonstatutory Stock Option at the time of grant; provided, however, that if an Option is not so designated or if an Option designated as an Incentive Stock Option fails to qualify as an Incentive Stock Option, then such Option will be a Nonstatutory Stock Option, and the shares purchased upon exercise of each type of Option will be separately accounted for. Each SAR will be denominated in shares of Common Stock equivalents. The terms and conditions of separate Options and SARs need not be identical; provided, however, that each Option Agreement and SAR Agreement will conform (through incorporation of provisions hereof by reference in the Award Agreement or otherwise) to the substance of each of the following provisions:

(a) Term. Subject to Section 3(b) regarding Ten Percent Stockholders, no Option or SAR will be exercisable after the expiration of ten years from the date of grant of such Award or such shorter period specified in the Award Agreement.

(b) Exercise or Strike Price. Subject to Section 3(b) regarding Ten Percent Stockholders, the exercise or strike price of each Option or SAR will not be less than 100% of the Fair Market Value on the date of grant of such Award. Notwithstanding the foregoing, an Option or SAR may be granted with an exercise or strike price lower than 100% of the Fair Market Value on the date of grant of such Award if such Award is granted pursuant to an assumption of or substitution for another option or stock appreciation right pursuant to a Corporate Transaction and in a manner consistent with the provisions of Sections 409A and, if applicable, 424(a) of the Code.

(c) Exercise Procedure and Payment of Exercise Price for Options. In order to exercise an Option, the Participant must provide notice of exercise to the Plan Administrator in accordance with the procedures specified in the Option Agreement or otherwise provided by the Company. The Board has the authority to grant Options that do not permit all of the following methods of payment (or otherwise restrict the ability to use certain methods) and to grant Options that require the consent of the Company to utilize a particular method of payment. The exercise price of an Option may be paid, to the extent permitted by Applicable Law and as determined by the Board, by one or more of the following methods of payment to the extent set forth in the Option Agreement:

(i) by cash or check, bank draft or money order payable to the Company;

(ii) pursuant to a “cashless exercise” program developed under Regulation T as promulgated by the Federal Reserve Board that, prior to the issuance of the Common Stock subject to the Option, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the exercise price to the Company from the sales proceeds;

(iii) by delivery to the Company (either by actual delivery or attestation) of shares of Common Stock that are already owned by the Participant free and clear of any liens, claims, encumbrances or security interests, with a Fair Market Value on the date of exercise that does not exceed the exercise price, provided that (1) at the time of exercise the Common Stock is publicly traded, (2) any remaining balance of the exercise price not satisfied by such delivery is paid by the Participant in cash or other permitted form of payment, (3) such delivery would not violate any Applicable Law or agreement restricting the redemption of the Common Stock, (4) any certificated shares are endorsed or accompanied by an executed assignment separate from certificate, and (5) such shares have been held by the Participant for any minimum period necessary to avoid adverse accounting treatment as a result of such delivery;

(iv) if the Option is a Nonstatutory Stock Option, by a “net exercise” arrangement pursuant to which the Company will reduce the number of shares of Common Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value on the date of exercise that does not exceed the exercise price, provided that (1) such shares used to pay the exercise price will not be exercisable thereafter and (2) any remaining balance of the exercise price not satisfied by such net exercise is paid by the Participant in cash or other permitted form of payment; or

(v) in any other form of consideration that may be acceptable to the Board and permissible under Applicable Law.

(d) Exercise Procedure and Payment of Appreciation Distribution for SARs. In order to exercise any SAR, the Participant must provide notice of exercise to the Plan Administrator in accordance with the SAR Agreement. The appreciation distribution payable to a Participant upon the exercise of a SAR will not be greater than an amount equal to the excess of (i) the aggregate Fair Market Value on the date of exercise of a number of shares of Common Stock equal to the number of Common Stock equivalents that are vested and being exercised under such SAR, over (ii) the strike price of such SAR. Such appreciation distribution may be paid to the Participant in the form of Common Stock or cash (or any combination of Common Stock and cash) or in any other form of payment, as determined by the Board and specified in the SAR Agreement.

(e) Transferability. Options and SARs may not be transferred to third party financial institutions for value. The Board may impose such additional limitations on the transferability of an Option or SAR as it determines. In the absence of any such determination by the Board, the following restrictions on the transferability of Options and SARs will apply, provided that except as explicitly provided herein, neither an Option nor a SAR may be transferred for consideration and provided, further, that if an Option is an Incentive Stock Option, such Option may be deemed to be a Nonstatutory Stock Option as a result of such transfer:

(i) Restrictions on Transfer. An Option or SAR will not be transferable, except by will or by the laws of descent and distribution, and will be exercisable during the lifetime of the Participant only by the Participant; provided, however, that the Board may permit transfer of an Option or SAR in a manner that is not prohibited by applicable tax and securities laws upon the Participant’s request, including to a trust if the Participant is considered to be the sole beneficial owner of such trust (as determined under Section 671 of the Code and applicable state law) while such Option or SAR is held in such trust, provided that the Participant and the trustee enter into a transfer and other agreements required by the Company.

(ii) Domestic Relations Orders. Notwithstanding the foregoing, subject to the execution of transfer documentation in a format acceptable to the Company and subject to the approval of the Board or a duly authorized Officer, an Option or SAR may be transferred pursuant to a domestic relations order.

(f) Vesting. The Board may impose such restrictions on or conditions to the vesting and/or exercisability of an Option or SAR as determined by the Board. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, vesting of Options and SARs will cease upon termination of the Participant’s Continuous Service.

(g) Termination of Continuous Service for Cause. Except as explicitly otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service is terminated for Cause, the Participant’s Options and SARs will terminate and be forfeited immediately upon such termination of Continuous Service, and the Participant will be prohibited from exercising any portion (including any vested portion) of such Awards on and after the date of such termination of Continuous Service and the Participant will have no further right, title or interest in such forfeited Award, the shares of Common Stock subject to the forfeited Award, or any consideration in respect of the forfeited Award.

(h) Post-Termination Exercise Period Following Termination of Continuous Service for Reasons Other than Cause. Subject to Section 4(i), if a Participant’s Continuous Service terminates for any reason other than for Cause, the Participant may exercise his or her Option or SAR to the extent vested, but only within the following period of time or, if applicable, such other period of time provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate; provided, however, that in no event may such Award be exercised after the expiration of its maximum term (as set forth in Section 4(a)):

(i) three months following the date of such termination if such termination is a termination without Cause (other than any termination due to the Participant’s Disability or death);

(ii) 12 months following the date of such termination if such termination is due to the Participant’s Disability;

(iii) 18 months following the date of such termination if such termination is due to the Participant’s death; or

(iv) 18 months following the date of the Participant’s death if such death occurs following the date of such termination but during the period such Award is otherwise exercisable (as provided in (i) or (ii) above).

Following the date of such termination, to the extent the Participant does not exercise such Award within the applicable Post-Termination Exercise Period (or, if earlier, prior to the expiration of the maximum term of such Award), such unexercised portion of the Award will terminate, and the Participant will have no further right, title or interest in terminated Award, the shares of Common Stock subject to the terminated Award, or any consideration in respect of the terminated Award.

(i) Restrictions on Exercise; Extension of Exercisability. A Participant may not exercise an Option or SAR at any time that the issuance of shares of Common Stock upon such exercise would violate Applicable Law. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service terminates for any reason other than for Cause and, at any time during the last thirty days of the applicable Post-Termination Exercise Period: (i) the exercise of the Participant’s Option or SAR would be prohibited solely because the issuance of shares of Common Stock upon such exercise would violate Applicable Law, or (ii) the immediate sale of any shares of Common Stock issued upon such exercise would violate the Company’s Trading Policy, then the applicable Post-Termination Exercise Period will be extended to the last day of the calendar month that commences following the date the Award would otherwise expire, with an additional extension of the exercise period to the last day of the next calendar month to apply if any of the foregoing restrictions apply at any time during such extended exercise period, generally without limitation as to the maximum permitted number of extensions); provided, however, that in no event may such Award be exercised after the expiration of its maximum term (as set forth in Section 4(a)).

(j) Non-Exempt Employees. No Option or SAR, whether or not vested, granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, will be first exercisable for any shares of Common Stock until at least six months following the date of grant of such Award. Notwithstanding the foregoing, in accordance with the provisions of the Worker Economic Opportunity Act, any vested portion of such Award may be exercised earlier than six months following the date of grant of such Award in the event of (i) such Participant’s death or Disability, (ii) a Corporate Transaction in which such Award is not assumed, continued or substituted, (iii) a Change in Control, or (iv) such Participant’s retirement (as such term may be defined in the Award Agreement or another applicable agreement or, in the absence of any such definition, in accordance with the Company’s then current employment policies and guidelines). This Section 4(j) is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option or SAR will be exempt from his or her regular rate of pay.

(k) Whole Shares. Options and SARs may be exercised only with respect to whole shares of Common Stock or their equivalents.

5. AWARDS OTHER THAN OPTIONS AND STOCK APPRECIATION RIGHTS.

(a) Restricted Stock Awards and RSU Awards. Each Restricted Stock Award and RSU Award will have such terms and conditions as determined by the Board; provided, however, that each Restricted Stock Award Agreement and RSU Award Agreement will conform (through incorporation of the provisions hereof by reference in the Award Agreement or otherwise) to the substance of each of the following provisions:

(i) Form of Award.

(1) Restricted Stock Awards: To the extent consistent with the Company’s Bylaws, at the Board’s election, shares of Common Stock subject to a Restricted Stock Award may be (i) held in book entry form subject to the Company’s instructions until such shares become vested or any other restrictions lapse, or (ii) evidenced by a certificate, which certificate will be held in such form and manner as determined by the Board. Unless otherwise determined by the Board, a Participant will have voting and other rights as a stockholder of the Company with respect to any shares subject to a Restricted Stock Award.

(2) RSU Awards: A RSU Award represents a Participant’s right to be issued on a future date the number of shares of Common Stock that is equal to the number of restricted stock units subject to the RSU Award. As a holder of a RSU Award, a Participant is an unsecured creditor of the Company with respect to the Company’s unfunded obligation, if any, to issue shares of Common Stock in settlement of such Award and nothing contained in the Plan or any RSU Agreement, and no action taken pursuant to its provisions, will create or be construed to create a trust of any kind or a fiduciary relationship between a Participant and the Company or an Affiliate or any other person. A Participant will not have voting or any other rights as a stockholder of the Company with respect to any RSU Award (unless and until shares are actually issued in settlement of a vested RSU Award).

(ii) Consideration.

(1) Restricted Stock Awards: A Restricted Stock Award may be granted in consideration for (A) cash or check, bank draft or money order payable to the Company, (B) services to the Company or an Affiliate, or (C) any other form of consideration as the Board may determine and permissible under Applicable Law.

(2) RSU Awards: Unless otherwise determined by the Board at the time of grant, a RSU Award will be granted in consideration for the Participant’s services to the Company or an Affiliate, such that the Participant will not be required to make any payment to the Company (other than such services) with respect to the grant or vesting of the RSU Award, or the issuance of any shares of Common Stock pursuant to the RSU Award. If, at the time of grant, the Board determines that any consideration must be paid by the Participant (in a form other than the Participant’s services to the Company or an Affiliate) upon the issuance of any shares of Common Stock in settlement of the RSU Award, such consideration may be paid in any form of consideration as the Board may determine and permissible under Applicable Law.

(iii) Vesting. The Board may impose such restrictions on or conditions to the vesting of a Restricted Stock Award or RSU Award as determined by the Board. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, vesting of Restricted Stock Awards and RSU Awards will cease upon termination of the Participant’s Continuous Service.

(iv) Termination of Continuous Service. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service terminates for any reason, (i) the Company may receive through a forfeiture condition or a repurchase right any or all of the shares of Common Stock held by the Participant under his or her Restricted Stock Award that have not vested as of the date of such termination as set forth in the Restricted Stock Award Agreement and the Participant will have no further right, title or interest in the Restricted Stock Award, the shares of Common Stock subject to the Restricted Stock Award, or any consideration in respect of the Restricted Stock Award and (ii) any portion of his or her RSU Award that has not vested will be forfeited upon such termination and the Participant will have no further right, title or interest in the RSU Award, the shares of Common Stock issuable pursuant to the RSU Award, or any consideration in respect of the RSU Award.

(v) Dividends and Dividend Equivalents. Dividends or dividend equivalents may be paid or credited, as applicable, with respect to any shares of Common Stock subject to a Restricted Stock Award or RSU Award, as determined by the Board and specified in the Award Agreement.

(vi) Settlement of RSU Awards. A RSU Award may be settled by the issuance of shares of Common Stock or cash (or any combination thereof) or in any other form of payment, as determined by the Board and specified in the RSU Award Agreement. At the time of grant, the Board may determine to impose such restrictions or conditions that delay such delivery to a date following the vesting of the RSU Award.

(b) Performance Awards. With respect to any Performance Award, the length of any Performance Period, the Performance Goals to be achieved during the Performance Period, the other terms and conditions of such Award, and the measure of whether and to what degree such Performance Goals have been attained will be determined by the Board.

(c) Other Awards. Other Awards may be granted either alone or in addition to Awards provided for under Section 4 and the preceding provisions of this Section 5. Subject to the provisions of the Plan, the Board will have sole and complete discretion to determine the persons to whom and the time or times at which such Other Awards will be granted, the number of shares of Common Stock (or the cash equivalent thereof) to be granted pursuant to such Other Awards and all other terms and conditions of such Other Awards.

6. ADJUSTMENTS UPON CHANGES IN COMMON STOCK; OTHER CORPORATE EVENTS.

(a) Capitalization Adjustments. In the event of a Capitalization Adjustment, the Board shall appropriately and proportionately adjust: (i) the class(es) and maximum number of shares of Common Stock subject to the Plan, (ii) the class(es) and maximum number of shares that may be issued pursuant to the exercise of Incentive Stock Options pursuant to Section 2(b), and (iii) the class(es) and number of securities and exercise price, strike price or purchase price of Common Stock subject to outstanding Awards. The Board shall make such adjustments, and its determination shall be final, binding and conclusive. Notwithstanding the foregoing, no fractional shares or rights for fractional shares of Common Stock shall be created in order to implement any Capitalization Adjustment. The Board shall determine an appropriate equivalent benefit, if any, for any fractional shares or rights to fractional shares that might be created by the adjustments referred to in the preceding provisions of this Section.

(b) Dissolution or Liquidation. Except as otherwise provided in the Award Agreement, in the event of a dissolution or liquidation of the Company, all outstanding Awards (other than Awards consisting of vested and outstanding shares of Common Stock not subject to a forfeiture condition or the Company’s right of repurchase) will terminate immediately prior to the completion of such dissolution or liquidation, and the shares of Common Stock subject to the Company’s repurchase rights or subject to a forfeiture condition may be repurchased or reacquired by the Company notwithstanding the fact that the holder of such Award is providing Continuous Service; provided, however, that the Board may determine to cause some or all Awards to become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent such Awards have not previously expired or terminated) before the dissolution or liquidation is completed but contingent on its completion.

(c) Corporate Transaction. The following provisions will apply to Awards in the event of a Corporate Transaction unless otherwise provided in the instrument evidencing the Award or any other written agreement between the Company or any Affiliate and the Participant or unless otherwise expressly provided by the Board at the time of grant of an Award.

(i) Awards May Be Assumed. In the event of a Corporate Transaction, any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) may assume or continue any or all Awards outstanding under the Plan or may substitute similar awards for Awards outstanding under the Plan (including but not limited to, awards to acquire the same consideration paid to the stockholders of the Company pursuant to the Corporate Transaction), and any reacquisition or repurchase rights held by the Company in respect of Common Stock issued pursuant to Awards may be assigned by the Company to the successor of the Company (or the successor’s parent company, if any), in connection with such Corporate Transaction. A surviving corporation or acquiring corporation (or its parent) may choose to assume or continue only a portion of an Award or substitute a similar award for only a portion of an Award, or may choose to assume or continue the Awards held by some, but not all Participants. The terms of any assumption, continuation or substitution will be set by the Board.

(ii) Awards Held by Current Participants. In the event of a Corporate Transaction in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue such outstanding Awards or substitute similar awards for such outstanding Awards, then with respect to Awards that have not been assumed, continued or substituted and that are held by Participants whose Continuous Service has not terminated prior to the effective time of the Corporate Transaction (referred to as the “Current Participants”), the vesting of such Awards (and, with respect to Options and Stock Appreciation Rights, the time when such Awards may be exercised) will be accelerated in full to a date prior to the effective time of such Corporate Transaction (contingent upon the effectiveness of the Corporate Transaction) as the Board determines

(or, if the Board does not determine such a date, to the date that is five days prior to the effective time of the Corporate Transaction), and such Awards will terminate if not exercised (if applicable) at or prior to the effective time of the Corporate Transaction, and any reacquisition or repurchase rights held by the Company with respect to such Awards will lapse (contingent upon the effectiveness of the Corporate Transaction). With respect to the vesting of Performance Awards that will accelerate upon the occurrence of a Corporate Transaction pursuant to this subsection (ii) and that have multiple vesting levels depending on the level of performance, unless otherwise provided in the Award Agreement, the vesting of such Performance Awards will accelerate at 100% of the target level upon the occurrence of the Corporate Transaction in which the Awards are not assumed in accordance with Section 6(c)(i). With respect to the vesting of Awards that will accelerate upon the occurrence of a Corporate Transaction pursuant to this subsection (ii) and are settled in the form of a cash payment, such cash payment will be made no later than 30 days following the occurrence of the Corporate Transaction or such later date as required to comply with Section 409A of the Code.

(iii) Awards Held by Persons other than Current Participants. In the event of a Corporate Transaction in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue such outstanding Awards or substitute similar awards for such outstanding Awards, then with respect to Awards that have not been assumed, continued or substituted and that are held by persons other than Current Participants, such Awards will terminate if not exercised (if applicable) prior to the occurrence of the Corporate Transaction; provided, however, that any reacquisition or repurchase rights held by the Company with respect to such Awards will not terminate and may continue to be exercised notwithstanding the Corporate Transaction.

(iv) Payment for Awards in Lieu of Exercise. Notwithstanding the foregoing, in the event an Award will terminate if not exercised prior to the effective time of a Corporate Transaction, the Board may provide, in its sole discretion, that the holder of such Award may not exercise such Award but will receive a payment, in such form as may be determined by the Board, equal in value, at the effective time, to the excess, if any, of (1) the value of the property the Participant would have received upon the exercise of the Award (including, at the discretion of the Board, any unvested portion of such Award), over (2) any exercise price payable by such holder in connection with such exercise.

(d) Appointment of Stockholder Representative. As a condition to the receipt of an Award under this Plan, a Participant will be deemed to have agreed that the Award will be subject to the terms of any agreement governing a Corporate Transaction involving the Company, including, without limitation, a provision for the appointment of a stockholder representative that is authorized to act on the Participant’s behalf with respect to any escrow, indemnities and any contingent consideration.

(e) No Restriction on Right to Undertake Transactions. The grant of any Award under the Plan and the issuance of shares pursuant to any Award does not affect or restrict in any way the right or power of the Company or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, any merger or consolidation of the Company, any issue of stock or of options, rights or options to purchase stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the Common Stock or the rights thereof or which are convertible into or exchangeable for Common Stock, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

7. ADMINISTRATION.

(a) Administration by Board. The Board will administer the Plan unless and until the Board delegates administration of the Plan to a Committee or Committees, as provided in subsection (c) below.

(b) Powers of Board. The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine from time to time: (1) which of the persons eligible under the Plan will be granted Awards; (2) when and how each Award will be granted; (3) what type or combination of types of Award will be granted; (4) the provisions of each Award granted (which need not be identical), including the time or times when a person will be permitted to receive an issuance of Common Stock or other payment pursuant to an Award; (5) the number of shares of Common Stock or cash equivalent with respect to which an Award will be granted to each such person; (6) the Fair Market Value applicable to an Award; and (7) the terms of any Performance Award that is not valued in whole or in part by reference to, or otherwise based on, the Common Stock, including the amount of cash payment or other property that may be earned and the timing of payment.

(ii) To construe and interpret the Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Award Agreement, in a manner and to the extent it deems necessary or expedient to make the Plan or Award fully effective.

(iii) To settle all controversies regarding the Plan and Awards granted under it.

(iv) To accelerate the time at which an Award may first be exercised or the time during which an Award or any part thereof will vest, notwithstanding the provisions in the Award Agreement stating the time at which it may first be exercised or the time during which it will vest.

(v) To prohibit the exercise of any Option, SAR or other exercisable Award during a period of up to 30 days prior to the consummation of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the shares of Common Stock or the share price of the Common Stock including any Corporate Transaction, for reasons of administrative convenience.

(vi) To suspend or terminate the Plan at any time. Suspension or termination of the Plan will not Materially Impair rights and obligations under any Award granted while the Plan is in effect except with the written consent of the affected Participant.

(vii) To amend the Plan in any respect the Board deems necessary or advisable; provided, however, that stockholder approval will be required for any amendment to the extent required by Applicable Law. Except as provided above, rights under any Award granted before amendment of the Plan will not be Materially Impaired by any amendment of the Plan unless (1) the Company requests the consent of the affected Participant, and (2) such Participant consents in writing.

(viii) To submit any amendment to the Plan for stockholder approval.

(ix) To approve forms of Award Agreements for use under the Plan and to amend the terms of any one or more Awards, including, but not limited to, amendments to provide terms more favorable to the Participant than previously provided in the Award Agreement, subject to any specified limits in the Plan that are not subject to Board discretion; provided however, that, a Participant’s rights under any Award will not be Materially Impaired by any such amendment unless (1) the Company requests the consent of the affected Participant, and (2) such Participant consents in writing.

(x) Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan or Awards.

(xi) To adopt such procedures and sub-plans as are necessary or appropriate to permit and facilitate participation in the Plan by, or take advantage of specific tax treatment for Awards granted to, Employees, Directors or Consultants who are foreign nationals or employed outside the United States (provided that Board approval will not be necessary for immaterial modifications to the Plan or any Award Agreement to ensure or facilitate compliance with the laws of the relevant foreign jurisdiction).

(xii) To effect, at any time and from time to time, subject to the consent of any Participant whose Award is Materially Impaired by such action, (1) the reduction of the exercise price (or strike price) of any outstanding Option or SAR; (2) the cancellation of any outstanding Option or SAR and the grant in substitution therefor of (A) a new Option, SAR, Restricted Stock Award, RSU Award or Other Award, under the Plan or another equity plan of the Company, covering the same or a different number of shares of Common Stock, (B) cash and/or (C) other valuable consideration (as determined by the Board); or (3) any other action that is treated as a repricing under generally accepted accounting principles.

(c) Delegation to Committee.

(i) General. The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration of the Plan is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to another Committee or a subcommittee of the Committee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board will thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. Each Committee may retain the authority to concurrently administer the Plan with Committee or subcommittee to which it has delegated its authority hereunder and may, at any time, revest in such Committee some or all of the powers previously delegated. The Board may retain the authority to concurrently administer the Plan with any Committee and may, at any time, revest in the Board some or all of the powers previously delegated.

(ii) Rule 16b-3 Compliance. To the extent an Award is intended to qualify for the exemption from Section 16(b) of the Exchange Act that is available under Rule 16b-3 of the Exchange Act, the Award will be granted by the Board or a Committee that consists solely of two or more Non-Employee Directors, as determined under Rule 16b-3(b)(3) of the Exchange Act and thereafter any action establishing or modifying the terms of the Award will be approved by the Board or a Committee meeting such requirements to the extent necessary for such exemption to remain available.

(d) Effect of Board’s Decision. All determinations, interpretations and constructions made by the Board or any Committee in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.

(e) Delegation to an Officer. The Board or any Committee may delegate to one or more Officers the authority to do one or both of the following (i) designate Employees who are not Officers to be recipients of Options and SARs (and, to the extent permitted by Applicable Law, other types of Awards) and, to the extent permitted by Applicable Law, the terms thereof, and (ii) determine the number of shares of Common Stock to be subject to such Awards granted to such Employees; provided, however, that the resolutions or charter adopted by the Board or any Committee evidencing such delegation will specify the total number of shares of Common Stock that may be subject to the Awards granted by such Officer and that such Officer may not grant an Award to himself or herself. Any such Awards will be granted on the applicable form of Award Agreement most recently approved for use by the Board or the Committee, unless otherwise provided in the resolutions approving the delegation authority. Notwithstanding anything to the contrary herein, neither the Board nor any Committee may delegate to an Officer who is acting solely in the capacity of an Officer (and not also as a Director) the authority to determine the Fair Market Value.

8. TAX WITHHOLDING

(a) Withholding Authorization. As a condition to acceptance of any Award under the Plan, a Participant authorizes withholding from payroll and any other amounts payable to such Participant, and otherwise agree to make adequate provision for (including), any sums required to satisfy any U.S. federal, state, local and/or foreign tax or social insurance contribution withholding obligations of the Company or an Affiliate, if any, which arise in connection with the exercise, vesting or settlement of such Award, as applicable. Accordingly, a Participant may not be able to exercise an Award even though the Award is vested, and the Company shall have no obligation to issue shares of Common Stock subject to an Award, unless and until such obligations are satisfied.

(b) Satisfaction of Withholding Obligation. To the extent permitted by the terms of an Award Agreement, the Company may, in its sole discretion, satisfy any U.S. federal, state, local and/or foreign tax or social insurance withholding obligation relating to an Award by any of the following means or by a combination of such means: (i) causing the Participant to tender a cash payment; (ii) withholding shares of Common Stock from the shares of Common Stock issued or otherwise issuable to the Participant in connection with the Award; (iii) withholding cash from an Award settled in cash; (iv) withholding payment from any amounts otherwise payable to the Participant; (v) by allowing a Participant to effectuate a “cashless exercise” pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board, or (vi) by such other method as may be set forth in the Award Agreement.

(c) No Obligation to Notify or Minimize Taxes; No Liability to Claims. Except as required by Applicable Law the Company has no duty or obligation to any Participant to advise such holder as to the time or manner of exercising such Award. Furthermore, the Company has no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of an Award or a possible period in which the Award may not be exercised. The Company has no duty or obligation to minimize the tax consequences of an Award to the holder of such Award and will not be liable to any holder of an Award for any adverse tax consequences to such holder in connection with an Award. As a condition to accepting an Award under the Plan, each Participant (i) agrees to not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates related to tax liabilities arising from such Award or other Company compensation and (ii) acknowledges that such Participant was advised to consult with his or her own personal tax, financial and other legal advisors regarding the tax consequences of the Award and has either done so or knowingly and voluntarily declined to do so. Additionally, each Participant acknowledges any Option or SAR granted under the Plan is exempt from Section 409A only if the exercise or strike price is at least equal to the “fair market value” of the Common Stock on the date of grant as determined by the Internal Revenue Service and there is no other impermissible deferral of compensation associated with the Award. Additionally, as a condition to accepting an Option or SAR granted under the Plan, each Participant agrees not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates in the event that the Internal Revenue Service asserts that such exercise price or strike price is less than the “fair market value” of the Common Stock on the date of grant as subsequently determined by the Internal Revenue Service.

(d) Withholding Indemnification. As a condition to accepting an Award under the Plan, in the event that the amount of the Company’s and/or its Affiliate’s withholding obligation in connection with such Award was greater than the amount actually withheld by the Company and/or its Affiliates, each Participant agrees to indemnify and hold the Company and/or its Affiliates harmless from any failure by the Company and/or its Affiliates to withhold the proper amount.

9. MISCELLANEOUS.

(a) Source of Shares. The stock issuable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market or otherwise.

(b) Use of Proceeds from Sales of Common Stock. Proceeds from the sale of shares of Common Stock pursuant to Awards will constitute general funds of the Company.

(c) Corporate Action Constituting Grant of Awards. Corporate action constituting a grant by the Company of an Award to any Participant will be deemed completed as of the date of such corporate action, unless otherwise determined by the Board, regardless of when the instrument, certificate, or letter evidencing the Award is communicated to, or actually received or accepted by, the Participant. In the event that the corporate records (e.g., Board consents, resolutions or minutes) documenting the corporate action approving the grant contain terms (e.g., exercise price, vesting schedule or number of shares) that are inconsistent with those in the Award Agreement or related grant documents as a result of a clerical error in the Award Agreement or related grant documents, the corporate records will control and the Participant will have no legally binding right to the incorrect term in the Award Agreement or related grant documents.

(d) Stockholder Rights. No Participant will be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to such Award unless and until (i) such Participant has satisfied all requirements for exercise of the Award pursuant to its terms, if applicable, and (ii) the issuance of the Common Stock subject to such Award is reflected in the records of the Company.

(e) No Employment or Other Service Rights. Nothing in the Plan, any Award Agreement or any other instrument executed thereunder or in connection with any Award granted pursuant thereto will confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or affect the right of the Company or an Affiliate to terminate at will and without regard to any future vesting opportunity that a Participant may have with respect to any Award (i) the employment of an Employee with or without notice and with or without cause, (ii) the service of a Consultant pursuant to the terms of such Consultant’s agreement with the Company or an Affiliate, or (iii) the service of a Director pursuant to the Bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state or foreign jurisdiction in which the Company or the Affiliate is incorporated, as the case may be. Further, nothing in the Plan, any Award Agreement or any other instrument executed thereunder or in connection with any Award will constitute any promise or commitment by the Company or an Affiliate regarding the fact or nature of future positions, future work assignments, future compensation or any other term or condition of employment or service or confer any right or benefit under the Award or the Plan unless such right or benefit has specifically accrued under the terms of the Award Agreement and/or Plan.

(f) Change in Time Commitment. In the event a Participant’s regular level of time commitment in the performance of his or her services for the Company and any Affiliates is reduced (for example, and without limitation, if the Participant is an Employee of the Company and the Employee has a change in status from a full-time Employee to a part-time Employee or takes an extended leave of absence) after the date of grant of any Award to the Participant, the Board may determine, to the extent permitted by Applicable Law, to (i) make a corresponding reduction in the number of shares or cash amount subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment, and (ii) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award. In the event of any such reduction, the Participant will have no right with respect to any portion of the Award that is so reduced or extended.

(g) Execution of Additional Documents. As a condition to accepting an Award under the Plan, the Participant agrees to execute any additional documents or instruments necessary or desirable, as determined in the Plan Administrator’s sole discretion, to carry out the purposes or intent of the Award, or facilitate compliance with securities and/or other regulatory requirements, in each case at the Plan Administrator’s request.

(h) Electronic Delivery and Participation. Any reference herein or in an Award Agreement to a “written” agreement or document will include any agreement or document delivered electronically, filed publicly at www.sec.gov (or any successor website thereto) or posted on the Company’s intranet (or other shared electronic medium controlled by the Company to which the Participant has access). By accepting any Award the Participant consents to receive documents by electronic delivery and to participate in the Plan through any on-line electronic system established and maintained by the Plan Administrator or another third party selected by the Plan Administrator. The form of delivery of any Common Stock (e.g., a stock certificate or electronic entry evidencing such shares) shall be determined by the Company.

(i) Clawback/Recovery. All Awards granted under the Plan will be subject to recoupment in accordance with any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other Applicable Law and any clawback policy that the Company otherwise adopts, to the extent applicable and permissible under Applicable Law. In addition, the Board may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the Board determines necessary or appropriate, including but not limited to a reacquisition right in respect of previously acquired shares of Common Stock or other cash or property upon the occurrence of Cause. No recovery of compensation under such a clawback policy will be an event giving rise to a Participant’s right to voluntary terminate employment upon a “resignation for good reason,” or for a “constructive termination” or any similar term under any plan of or agreement with the Company.

(j) Securities Law Compliance. A Participant will not be issued any shares in respect of an Award unless either (i) the shares are registered under the Securities Act; or (ii) the Company has determined that such issuance would be exempt from the registration requirements of the Securities Act. Each Award also must comply with other Applicable Law governing the Award, and a Participant will not receive such shares if the Company determines that such receipt would not be in material compliance with Applicable Law.

(k) Transfer or Assignment of Awards; Issued Shares. Except as expressly provided in the Plan or the form of Award Agreement, Awards granted under the Plan may not be transferred or assigned by the Participant. After the vested shares subject to an Award have been issued, or in the case of Restricted Stock and similar awards, after the issued shares have vested, the holder of such shares is free to assign, hypothecate, donate, encumber or otherwise dispose of any interest in such shares provided that any such actions are in compliance with the provisions herein, the terms of the Trading Policy and Applicable Law.

(l) Effect on Other Employee Benefit Plans. The value of any Award granted under the Plan, as determined upon grant, vesting or settlement, shall not be included as compensation, earnings, salaries, or other similar terms used when calculating any Participant’s benefits under any employee benefit plan sponsored by the Company or any Affiliate, except as such plan otherwise expressly provides. The Company expressly reserves its rights to amend, modify, or terminate any of the Company’s or any Affiliate’s employee benefit plans.

(m) Deferrals. To the extent permitted by Applicable Law, the Board, in its sole discretion, may determine that the delivery of Common Stock or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any Award may be deferred and may also establish programs and procedures for deferral elections to be made by Participants. Deferrals will be made in accordance with the requirements of Section 409A.

(n) Section 409A. Unless otherwise expressly provided for in an Award Agreement, the Plan and Award Agreements will be interpreted to the greatest extent possible in a manner that makes the Plan and the Awards granted hereunder exempt from Section 409A, and, to the extent not so exempt, in compliance with the requirements of Section 409A. If the Board determines that any Award granted hereunder is not exempt from and is therefore subject to Section 409A, the Award Agreement evidencing such Award will incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code, and to the extent an Award Agreement is silent on terms necessary for compliance, such terms are hereby incorporated by reference into the Award Agreement. Notwithstanding anything to the contrary in this Plan (and unless the Award Agreement specifically provides otherwise), if the shares of Common Stock are publicly traded, and if a Participant holding an Award that constitutes “deferred compensation” under Section 409A is a “specified employee” for purposes of Section 409A, no distribution or payment of any amount that is due because of a “separation from service” (as defined in Section 409A without regard to alternative definitions thereunder) will be issued or paid before the date that is six months and one day following the date of such Participant’s “separation from service” or, if earlier, the date of the Participant’s death, unless such distribution or payment can be made in a manner that complies with Section 409A, and any amounts so deferred will be paid in a lump sum on the day after such six month period elapses, with the balance paid thereafter on the original schedule.

(o) Choice of Law. This Plan and any controversy arising out of or relating to this Plan shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to conflict of law principles that would result in any application of any law other than the law of the State of Delaware.

10. COVENANTS OF THE COMPANY.

(a) Compliance with Law. The Company will seek to obtain from each regulatory commission or agency, as may be deemed to be necessary, having jurisdiction over the Plan such authority as may be required to grant Awards and to issue and sell shares of Common Stock upon exercise or vesting of the Awards; provided, however, that this undertaking will not require the Company to register under the Securities Act the Plan, any Award or any Common Stock issued or issuable pursuant to any such Award. If, after reasonable efforts and at a reasonable cost, the Company is unable to obtain from any such regulatory commission or agency the authority that counsel for the Company deems necessary or advisable for the lawful issuance and sale of Common Stock under the Plan, the Company will be relieved from any liability for failure to issue and sell Common Stock upon exercise or vesting of such Awards unless and until such authority is obtained. A Participant is not eligible for the grant of an Award or the subsequent issuance of Common Stock pursuant to the Award if such grant or issuance would be in violation of any Applicable Law.

11. ADDITIONAL RULES FOR AWARDS SUBJECT TO SECTION 409A.

(a) Application. Unless the provisions of this Section of the Plan are expressly superseded by the provisions in the form of Award Agreement, the provisions of this Section shall apply and shall supersede anything to the contrary set forth in the Award Agreement for a Non-Exempt Award.

(b) Non-Exempt Awards Subject to Non-Exempt Severance Arrangements. To the extent a Non-Exempt Award is subject to Section 409A due to application of a Non-Exempt Severance Arrangement, the following provisions of this subsection (b) apply.

(i) If the Non-Exempt Award vests in the ordinary course during the Participant’s Continuous Service in accordance with the vesting schedule set forth in the Award Agreement, and does not accelerate vesting under the terms of a Non-Exempt Severance Arrangement, in no event will the shares be issued in respect of such Non-Exempt Award any later than the later of: (i) December 31st of the calendar year that includes the applicable vesting date, or (ii) the 60th day that follows the applicable vesting date.

(ii) If vesting of the Non-Exempt Award accelerates under the terms of a Non-Exempt Severance Arrangement in connection with the Participant’s Separation from Service, and such vesting acceleration provisions were in effect as of the date of grant of the Non-Exempt Award and, therefore, are part of the terms of such Non-Exempt Award as of the date of grant, then the shares will be earlier issued in settlement of such Non-Exempt Award upon the Participant’s Separation from Service in accordance with the terms of the Non-Exempt Severance Arrangement, but in no event later than the 60th day that follows the date of the Participant’s Separation from Service. However, if at the time the shares would otherwise be issued the Participant is subject to the distribution limitations contained in Section 409A applicable to “specified employees,” as defined in Section 409A(a)(2)(B)(i) of the Code, such shares shall not be issued before the date that is six months following the date of such Participant’s Separation from Service, or, if earlier, the date of the Participant’s death that occurs within such six month period.

(iii) If vesting of a Non-Exempt Award accelerates under the terms of a Non-Exempt Severance Arrangement in connection with a Participant’s Separation from Service, and such vesting acceleration provisions were not in effect as of the date of grant of the Non-Exempt Award and, therefore, are not a part of the terms of such Non-Exempt Award on the date of grant, then such acceleration of vesting of the Non-Exempt Award shall not accelerate the issuance date of the shares, but the shares shall instead be issued on the same schedule as set forth in the Grant Notice as if they had vested in the ordinary course during the Participant’s Continuous Service, notwithstanding the vesting acceleration of the Non-Exempt Award. Such issuance schedule is intended to satisfy the requirements of payment on a specified date or pursuant to a fixed schedule, as provided under Treasury Regulations Section 1.409A-3(a)(4).

(c) Treatment of Non-Exempt Awards Upon a Corporate Transaction for Employees and Consultants. The provisions of this subsection (c) shall apply and shall supersede anything to the contrary set forth in the Plan with respect to the permitted treatment of any Non-Exempt Award in connection with a Corporate Transaction if the Participant was either an Employee or Consultant upon the applicable date of grant of the Non-Exempt Award.

(i) Vested Non-Exempt Awards. The following provisions shall apply to any Vested Non-Exempt Award in connection with a Corporate Transaction:

(1) If the Corporate Transaction is also a Section 409A Change in Control then the Acquiring Entity may not assume, continue or substitute the Vested Non-Exempt Award. Upon the Section 409A Change in Control the settlement of the Vested Non-Exempt Award will automatically be accelerated and the shares will be immediately issued in respect of the Vested Non-Exempt Award. Alternatively, the Company may instead provide that the Participant will receive a cash settlement equal to the Fair Market Value of the shares that would otherwise be issued to the Participant upon the Section 409A Change in Control.

(2) If the Corporate Transaction is not also a Section 409A Change in Control, then the Acquiring Entity must either assume, continue or substitute each Vested Non-Exempt Award. The shares to be issued in respect of the Vested Non-Exempt Award shall be issued to the Participant by the Acquiring Entity on the same schedule that the shares would have been issued to the Participant if the Corporate Transaction had not occurred. In the Acquiring Entity’s discretion, in lieu of an issuance of shares, the Acquiring Entity may instead substitute a cash payment on each applicable issuance date, equal to the Fair Market Value of the shares that would otherwise be issued to the Participant on such issuance dates, with the determination of the Fair Market Value of the shares made on the date of the Corporate Transaction.

(ii) Unvested Non-Exempt Awards. The following provisions shall apply to any Unvested Non-Exempt Award unless otherwise determined by the Board pursuant to subsection (e) of this Section.

(1) In the event of a Corporate Transaction, the Acquiring Entity shall assume, continue or substitute any Unvested Non-Exempt Award. Unless otherwise determined by the Board, any Unvested Non-Exempt Award will remain subject to the same vesting and forfeiture restrictions that were applicable to the Award prior to the Corporate Transaction. The shares to be issued in respect of any Unvested Non-Exempt Award shall be issued to the Participant by the Acquiring Entity on the same schedule that the shares would have been issued to the Participant if the Corporate Transaction had not occurred. In the Acquiring Entity’s discretion, in lieu of an issuance of shares, the Acquiring Entity may instead substitute a cash payment on each applicable issuance date, equal to the Fair Market Value of the shares that would otherwise be issued to the Participant on such issuance dates, with the determination of Fair Market Value of the shares made on the date of the Corporate Transaction.

(2) If the Acquiring Entity will not assume, substitute or continue any Unvested Non-Exempt Award in connection with a Corporate Transaction, then such Award shall automatically terminate and be forfeited upon the Corporate Transaction with no consideration payable to any Participant in respect of such forfeited Unvested Non-Exempt Award. Notwithstanding the foregoing, to the extent permitted and in compliance with the requirements of Section 409A, the Board may in its discretion determine to elect to accelerate the vesting and settlement of the Unvested Non-Exempt Award upon the Corporate Transaction, or instead substitute a cash payment equal to the Fair Market Value of such shares that would otherwise be issued to the Participant, as further provided in subsection (e)(ii) below. In the absence of such discretionary election by the Board, any Unvested Non-Exempt Award shall be forfeited without payment of any consideration to the affected Participants if the Acquiring Entity will not assume, substitute or continue the Unvested Non-Exempt Awards in connection with the Corporate Transaction.

(3) The foregoing treatment shall apply with respect to all Unvested Non-Exempt Awards upon any Corporate Transaction, and regardless of whether or not such Corporate Transaction is also a Section 409A Change in Control.

(d) Treatment of Non-Exempt Awards Upon a Corporate Transaction for Non-Employee Directors. The following provisions of this subsection (d) shall apply and shall supersede anything to the contrary that may be set forth in the Plan with respect to the permitted treatment of a Non-Exempt Director Award in connection with a Corporate Transaction.

(i) If the Corporate Transaction is also a Section 409A Change in Control then the Acquiring Entity may not assume, continue or substitute the Non-Exempt Director Award. Upon the Section 409A Change in Control the vesting and settlement of any Non-Exempt Director Award will automatically be accelerated and the shares will be immediately issued to the Participant in respect of the Non-Exempt Director Award. Alternatively, the Company may provide that the Participant will instead receive a cash settlement equal to the Fair Market Value of the shares that would otherwise be issued to the Participant upon the Section 409A Change in Control pursuant to the preceding provision.

(ii) If the Corporate Transaction is not also a Section 409A Change in Control, then the Acquiring Entity must either assume, continue or substitute the Non-Exempt Director Award. Unless otherwise determined by the Board, the Non-Exempt Director Award will remain subject to the same vesting and forfeiture restrictions that were applicable to the Award prior to the Corporate Transaction. The shares to be issued in respect of the

Non-Exempt Director Award shall be issued to the Participant by the Acquiring Entity on the same schedule that the shares would have been issued to the Participant if the Corporate Transaction had not occurred. In the Acquiring Entity’s discretion, in lieu of an issuance of shares, the Acquiring Entity may instead substitute a cash payment on each applicable issuance date, equal to the Fair Market Value of the shares that would otherwise be issued to the Participant on such issuance dates, with the determination of Fair Market Value made on the date of the Corporate Transaction.

(e) If the RSU Award is a Non-Exempt Award, then the provisions in this Section 11(e) shall apply and supersede anything to the contrary that may be set forth in the Plan or the Award Agreement with respect to the permitted treatment of such Non-Exempt Award:

(i) Any exercise by the Board of discretion to accelerate the vesting of a Non-Exempt Award shall not result in any acceleration of the scheduled issuance dates for the shares in respect of the Non-Exempt Award unless earlier issuance of the shares upon the applicable vesting dates would be in compliance with the requirements of Section 409A.

(ii) The Company explicitly reserves the right to earlier settle any Non-Exempt Award to the extent permitted and in compliance with the requirements of Section 409A, including pursuant to any of the exemptions available in Treasury Regulations Section 1.409A-3(j)(4)(ix).

(iii) To the extent the terms of any Non-Exempt Award provide that it will be settled upon a Change in Control or Corporate Transaction, to the extent it is required for compliance with the requirements of Section 409A, the Change in Control or Corporate Transaction event triggering settlement must also constitute a Section 409A Change in Control. To the extent the terms of a Non-Exempt Award provides that it will be settled upon a termination of employment or termination of Continuous Service, to the extent it is required for compliance with the requirements of Section 409A, the termination event triggering settlement must also constitute a Separation From Service. However, if at the time the shares would otherwise be issued to a Participant in connection with a “separation from service” such Participant is subject to the distribution limitations contained in Section 409A applicable to “specified employees,” as defined in Section 409A(a)(2)(B)(i) of the Code, such shares shall not be issued before the date that is six months following the date of the Participant’s Separation From Service, or, if earlier, the date of the Participant’s death that occurs within such six month period.

(iv) The provisions in this subsection (e) for delivery of the shares in respect of the settlement of a RSU Award that is a Non-Exempt Award are intended to comply with the requirements of Section 409A so that the delivery of the shares to the Participant in respect of such Non-Exempt Award will not trigger the additional tax imposed under Section 409A, and any ambiguities herein will be so interpreted.

12. SEVERABILITY.

If all or any part of the Plan or any Award Agreement is declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity shall not invalidate any portion of the Plan or such Award Agreement not declared to be unlawful or invalid. Any Section of the Plan or any Award Agreement (or part of such a Section) so declared to be unlawful or invalid shall, if possible, be construed in a manner which will give effect to the terms of such Section or part of a Section to the fullest extent possible while remaining lawful and valid.

13. TERMINATION OF THE PLAN.

The Board may suspend or terminate the Plan at any time. No Incentive Stock Options may be granted after the tenth anniversary of the earlier of: (i) the Adoption Date, or (ii) the date the Plan is approved by the Company’s stockholders. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

14. DEFINITIONS.

As used in the Plan, the following definitions apply to the capitalized terms indicated below:

(a) “Acquiring Entity” means the surviving or acquiring corporation (or its parent company) in connection with a Corporate Transaction.

(b) “Adoption Date” means the date the Plan is first approved by the Board or Compensation Committee.

(c) “Affiliate” means, at the time of determination, any “parent” or “subsidiary” of the Company as such terms are defined in Rule 405 promulgated under the Securities Act. The Board may determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.

(d) “Applicable Law” means any applicable securities, federal, state, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, listing rule, regulation, judicial decision, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (including under the authority of any applicable self-regulating organization such as the Nasdaq Stock Market, New York Stock Exchange, or the Financial Industry Regulatory Authority).

(e) “Award” means any right to receive Common Stock, cash or other property granted under the Plan (including an Incentive Stock Option, a Nonstatutory Stock Option, a Restricted Stock Award, a RSU Award, a SAR, a Performance Award or any Other Award).

(f) “Award Agreement” means a written or electronic agreement between the Company and a Participant evidencing the terms and conditions of an Award. The Award Agreement generally consists of the Grant Notice and the agreement containing the written summary of the general terms and conditions applicable to the Award and which is provided, including through electronic means, to a Participant along with the Grant Notice.

(g) “Board” means the Board of Directors of the Company (or its designee). Any decision or determination made by the Board shall be a decision or determination that is made in the sole discretion of the Board (or its designee), and such decision or determination shall be final and binding on all Participants.

(h) “Capital Stock” means the shares of the Company’s Class A common stock and the shares of the Company’s Class B common stock.

(i) “Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Award after the date the Plan is adopted by the Board without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, reverse stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or any similar equity restructuring transaction, as that term is used in Statement of Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.

(j) “Cause” has the meaning ascribed to such term in any written agreement between a Participant and the Company defining such term and, in the absence of such agreement, such term means, with respect to a Participant, the occurrence of any of the following events: (i) the Participant’s dishonest statements or acts with respect to the Company or any Affiliate of the Company, or any current or prospective customers, suppliers, vendors or other third parties with which such entity does business; (ii) the Participant’s commission of (A) a felony or (B) any misdemeanor involving moral turpitude, deceit, dishonesty or fraud; (iii) the Participant’s failure to perform the Participant’s assigned duties and responsibilities to the reasonable satisfaction of the Company which failure continues, in the reasonable judgment of the Company, after written notice given to the Participant by the Company; (iv) the Participant’s gross negligence, willful misconduct or insubordination with respect to the Company or any affiliate of the Company; or (v) the Participant’s material violation of any provision of any agreement(s) between the Participant and the Company relating to noncompetition, nonsolicitation, nondisclosure and/or assignment of inventions. The determination that a termination of the Participant’s Continuous Service is either for Cause or without Cause will be made by the Board with respect to Participants who are executive officers of the Company and by the Company’s Chief Executive Officer with respect to Participants who are not executive officers of the Company. Any determination by the Company that the Continuous Service of a Participant was terminated with or without Cause for the purposes of outstanding Awards held by such Participant will have no effect upon any determination of the rights or obligations of the Company or such Participant for any other purpose.

(k) “Change in Control” or “Change of Control” means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) any Exchange Act Person becomes the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities other than by virtue of a merger, consolidation or similar transaction. Notwithstanding the foregoing, a Change in Control shall not be deemed to occur (A) on account of the acquisition of securities of the Company directly from the Company, (B) on account of the acquisition of securities of the Company by an investor, any affiliate thereof or any other Exchange Act Person that acquires the Company’s securities in a transaction or series of related transactions the primary purpose of which is to obtain financing for the Company through the issuance of equity securities, or (C) solely because the level of Ownership held by any Exchange Act Person (the “Subject Person”) exceeds the designated percentage threshold of the outstanding voting securities as a result of a repurchase or other acquisition of voting securities by the Company reducing the number of shares outstanding, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by the Company, and after such share acquisition, the Subject Person becomes the Owner of any additional voting securities that, assuming the repurchase or other acquisition had not occurred, increases the percentage of the then outstanding voting securities Owned by the Subject Person over the designated percentage threshold, then a Change in Control shall be deemed to occur;

(ii) there is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the stockholders of the Company immediately prior thereto do not Own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the Acquiring Entity in such merger, consolidation or similar transaction or (B) more than 50% of the combined outstanding voting power of the parent of the Acquiring Entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such transaction;

(iii) there is consummated a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an Entity, more than 50% of the combined voting power of the voting securities of which are Owned by stockholders of the Company in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition; or

(iv) individuals who, on the date the Plan is adopted by the Board, are members of the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member shall, for purposes of this Plan, be considered as a member of the Incumbent Board.

Notwithstanding the foregoing or any other provision of this Plan, (A) the term Change in Control shall not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company, (B) the definition of Change in Control (or any analogous term) in an individual written agreement between the Company or any Affiliate and the Participant shall supersede the foregoing definition with respect to Awards subject to such agreement; provided, however, that if no definition of Change in Control or any analogous term is set forth in such an individual written agreement, the foregoing definition shall apply, and (C) respect to any nonqualified deferred compensation that becomes payable on account of the Change in Control, the transaction or event described in clause (i), (ii), (iii), (iv) or (v) also constitutes a Section 409A Change in Control if required in order for the payment not to violate Section 409A of the Code.

(l) “Code” means the Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(m) “Committee” means the Compensation Committee and any other committee of one or more Directors to whom authority has been delegated by the Board or Compensation Committee in accordance with the Plan.

(n) “Common Stock” means the Class A common stock of the Company.

(o) “Company” means Panacea Acquisition Corp., a Delaware corporation, which following the Effective Date will be known as Nuvation Bio Inc.

(p) “Compensation Committee” means the Compensation Committee of the Board.

(q) “Consultant” means any person, including an advisor, who is (i) engaged by the Company or an Affiliate to render consulting or advisory services and is compensated for such services, or (ii) serving as a member of the board of directors of an Affiliate and is compensated for such services. However, service solely as a Director, or payment of a fee for such service, will not cause a Director to be considered a “Consultant” for purposes of the Plan. Notwithstanding the foregoing, a person is treated as a Consultant under this Plan only if a Form S-8 Registration Statement under the Securities Act is available to register either the offer or the sale of the Company’s securities to such person.

(r) “Continuous Service” means that the Participant’s service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. A change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Director or Consultant or a change in the Entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant’s service with the Company or an Affiliate, will not terminate a Participant’s Continuous Service; provided, however, that if the Entity for which a Participant is rendering services ceases to qualify as an Affiliate, as determined by the Board, such Participant’s Continuous Service will be considered to have terminated on the date such Entity ceases to qualify as an Affiliate. For example, a change in status from an Employee of the Company to a Consultant of an Affiliate or to a Director will not constitute an interruption of Continuous Service. To the extent permitted by law, the Board or the chief executive officer of the Company, in that party’s sole discretion, may determine whether Continuous Service will be considered interrupted in the case of (i) any leave of absence approved by the Board or chief executive officer, including sick leave, military leave or any other personal leave, or (ii) transfers between the Company, an Affiliate, or their successors. Notwithstanding the foregoing, a leave of absence will be treated as Continuous Service for purposes of vesting in an Award only to such extent as may be provided in the Company’s leave of absence policy, in the written terms of any leave of absence agreement or policy applicable to the Participant, or as otherwise required by law. In addition, to the extent required for exemption from or compliance with Section 409A, the determination of whether there has been a termination of Continuous Service will be made, and such term will be construed, in a manner that is consistent with the definition of “separation from service” as defined under Treasury Regulation Section 1.409A-1(h) (without regard to any alternative definition thereunder).

(s) “Corporate Transaction” means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) a sale or other disposition of all or substantially all, as determined by the Board, of the consolidated assets of the Company and its Subsidiaries;

(ii) a sale or other disposition of at least 50% of the outstanding securities of the Company;

(iii) a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

(iv) a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

Notwithstanding the foregoing or any other provision of this Plan, (A) the term Corporate Transaction shall not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company, (B) the definition of Corporate Transaction (or any analogous term) in an individual written agreement between the Company or any Affiliate and the Participant shall supersede the foregoing definition with respect to Awards subject to such agreement; provided, however, that if no definition of Corporate Transaction or any analogous term is set forth in such an individual written agreement, the foregoing definition shall apply, and (C) respect to any nonqualified deferred compensation that becomes payable on account of the Corporate Transaction, the transaction or event described in clause (i), (ii), (iii), (iv) or (v) also constitutes a Section 409A Change in Control if required in order for the payment not to violate Section 409A of the Code.

(t) “Director” means a member of the Board.

(u) “determine” or “determined” means as determined by the Board or the Committee (or its designee) in its sole discretion.

(v) “Disability” means, with respect to a Participant, such Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months, as provided in Section 22(e)(3) of the Code, and will be determined by the Board on the basis of such medical evidence as the Board deems warranted under the circumstances.

(w) “Effective Date” means the effective date of this Plan, which is the date of the closing of the transactions contemplated by the Agreement and Plan of Merger by and among Panacea Acquisition Corp., Panacea Merger Subsidiary Corp. and Nuvation Bio Inc., dated as of October 20, 2020, provided that this Plan is approved by the Company’s stockholders prior to such date.

(x) “Employee” means any person employed by the Company or an Affiliate. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an “Employee” for purposes of the Plan.

(y) “Employer” means the Company or the Affiliate of the Company that employs the Participant.

(z) “Entity” means a corporation, partnership, limited liability company or other entity.

(aa) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(bb) “Exchange Act Person” means any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act), except that “Exchange Act Person” will not include (i) the Company or any Subsidiary of the Company, (ii) any employee benefit plan of the Company or any Subsidiary of the Company or any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary of the Company, (iii) an underwriter temporarily holding securities pursuant to a registered public offering of such securities, (iv) an Entity Owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their Ownership of stock of the Company; or (v) any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act) that, as of the Effective Date, is the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities.

(cc) “Fair Market Value” means, as of any date, unless otherwise determined by the Board, the value of the Common Stock (as determined on a per share or aggregate basis, as applicable) determined as follows:

(i) If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value will be the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in a source the Board deems reliable.

(ii) If there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing selling price on the last preceding date for which such quotation exists.

(iii) In the absence of such markets for the Common Stock, or if otherwise determined by the Board, the Fair Market Value will be determined by the Board in good faith and in a manner that complies with Sections 409A and 422 of the Code.

(dd) “Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or regulatory body, or quasi-governmental body of any nature (including any governmental division, department, administrative agency or bureau, commission, authority, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any Tax authority) or other body exercising similar powers or authority; or (d) self-regulatory organization (including the Nasdaq Stock Market, New York Stock Exchange, and the Financial Industry Regulatory Authority).

(ee) “Grant Notice” means the notice provided to a Participant that he or she has been granted an Award under the Plan and which includes the name of the Participant, the type of Award, the date of grant of the Award, number of shares of Common Stock subject to the Award or potential cash payment right, (if any), the vesting schedule for the Award (if any) and other key terms applicable to the Award.

(ff) “Incentive Stock Option” means an option granted pursuant to Section 4 of the Plan that is intended to be, and qualifies as, an “incentive stock option” within the meaning of Section 422 of the Code.

(gg) “Materially Impair” means any amendment to the terms of the Award that materially adversely affects the Participant’s rights under the Award. A Participant’s rights under an Award will not be deemed to have been Materially Impaired by any such amendment if the Board, in its sole discretion, determines that the amendment, taken as a whole, does not materially impair the Participant’s rights. For example, the following types of amendments to the terms of an Award do not Materially Impair the Participant’s rights under the Award: (i) imposition of reasonable restrictions on the minimum number of shares subject to an Option or SAR that may be exercised, (ii) to maintain the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code; (iii) to change the terms of an Incentive Stock Option in a manner that disqualifies, impairs or otherwise affects the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code; (iv) to clarify the manner of exemption from, or to bring the Award into compliance with or qualify it for an exemption from, Section 409A; or (v) to comply with other Applicable Laws.

(hh) “Non-Employee Director” means a Director who either (i) is not a current employee or officer of the Company or an Affiliate, does not receive compensation, either directly or indirectly, from the Company or an Affiliate for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act (“Regulation S-K”)), does not possess an interest in any other transaction for which disclosure would be required under Item 404(a) of Regulation S-K, and is not engaged in a business relationship for which disclosure would be required pursuant to Item 404(b) of Regulation S-K; or (ii) is otherwise considered a “non-employee director” for purposes of Rule 16b-3.

(ii) “Non-Exempt Award” means any Award that is subject to, and not exempt from, Section 409A, including as the result of (i) a deferral of the issuance of the shares subject to the Award which is elected by the Participant or imposed by the Company or (ii) the terms of any Non-Exempt Severance Agreement.

(jj) “Non-Exempt Director Award” means a Non-Exempt Award granted to a Participant who was a Director but not an Employee on the applicable grant date.

(kk) Non-Exempt Severance Arrangement means a severance arrangement or other agreement between the Participant and the Company that provides for acceleration of vesting of an Award and issuance of the shares in respect of such Award upon the Participant’s termination of employment or separation from service (as such term is defined in Section 409A(a)(2)(A)(i) of the Code (and without regard to any alternative definition thereunder)

(“Separation from Service”) and such severance benefit does not satisfy the requirements for an exemption from application of Section 409A provided under Treasury Regulations Section 1.409A-1(b)(4), 1.409A-1(b)(9) or otherwise.

(ll) “Nonstatutory Stock Option” means any option granted pursuant to Section 4 of the Plan that does not qualify as an Incentive Stock Option.

(mm) “Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act.

(nn) “Option” means an Incentive Stock Option or a Nonstatutory Stock Option to purchase shares of Common Stock granted pursuant to the Plan.

(oo) “Option Agreement” means a written or electronic agreement between the Company and the Optionholder evidencing the terms and conditions of the Option grant. The Option Agreement includes the Grant Notice for the Option and the agreement containing the written summary of the general terms and conditions applicable to the Option and which is provided, including through electronic means, to a Participant along with the Grant Notice. Each Option Agreement will be subject to the terms and conditions of the Plan.

(pp) “Optionholder” means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

(qq) “Other Award” means an award valued in whole or in part by reference to, or otherwise based on, Common Stock, including the appreciation in value thereof (e.g., options or stock rights with an exercise price or strike price less than 100% of the Fair Market Value at the time of grant) that is not an Incentive Stock Options, Nonstatutory Stock Option, SAR, Restricted Stock Award, RSU Award or Performance Award.

(rr) “Other Award Agreement” means a written or electronic agreement between the Company and a holder of an Other Award evidencing the terms and conditions of an Other Award grant. Each Other Award Agreement will be subject to the terms and conditions of the Plan.

(ss) “Own,” “Owned,” “Owner,” “Ownership” means that a person or Entity will be deemed to “Own,” to have “Owned,” to be the “Owner” of, or to have acquired “Ownership” of securities if such person or Entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.

(tt) “Participant” means an Employee, Director or Consultant to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Award.

(uu) “Performance Award” means an Award that may vest or may be exercised or a cash award that may vest or become earned and paid contingent upon the attainment during a Performance Period of certain Performance Goals and which is granted under the terms and conditions of Section 5(b) pursuant to such terms as are approved by the Board. In addition, to the extent permitted by Applicable Law and set forth in the applicable Award Agreement, the Board may determine that cash or other property may be used in payment of Performance Awards. Performance Awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, the Common Stock.

(vv) “Performance Criteria” means the one or more criteria that the Board will select for purposes of establishing the Performance Goals for a Performance Period. The Performance Criteria that will be used to establish such Performance Goals may be based on any one of, or combination of, the following as determined by the Board: earnings (including earnings per share and net earnings); earnings before interest, taxes and depreciation; earnings before interest, taxes, depreciation and amortization; total stockholder return; return on equity or average stockholder’s equity; return on assets, investment, or capital employed; stock price; margin (including gross margin); income (before or after taxes); operating income; operating income after taxes; pre-tax profit; operating cash flow; sales or revenue targets; increases in revenue or product revenue; expenses and cost reduction goals; improvement in or attainment of working capital levels; economic value added (or an equivalent metric); market share; cash flow; cash flow per share; share price performance; debt reduction; customer satisfaction; stockholders’ equity; capital expenditures; debt levels; operating profit or net operating profit; workforce diversity; growth of net income or operating income; billings; financing; regulatory milestones; stockholder liquidity; corporate governance and compliance; intellectual property; personnel matters; progress of internal research; progress of partnered programs; partner satisfaction; budget management; partner or collaborator achievements; internal controls, including those related to the Sarbanes-Oxley Act of 2002; investor relations, analysts and communication; implementation or completion of projects or processes; employee retention; number of users, including unique users; strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property); establishing relationships with respect to the marketing, distribution and sale of the Company’s products; supply chain achievements; co-development, co-marketing, profit sharing, joint venture or other similar arrangements; individual performance goals; corporate development and planning goals; and other measures of performance selected by the Board or Committee whether or not listed herein.

(ww) “Performance Goals” means, for a Performance Period, the one or more goals established by the Board for the Performance Period based upon the Performance Criteria. Performance Goals may be based on a Company-wide basis, with respect to one or more business units, divisions, Affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by the Board (i) in the Award Agreement at the time the Award is granted or (ii) in such other document setting forth the Performance Goals at the time the Performance Goals are established, the Board will appropriately make adjustments in the method of calculating the attainment of Performance Goals for a Performance Period as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by the Company achieved performance objectives at targeted levels during the balance of a Performance Period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of Common Stock of the Company by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under the Company’s bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles. In addition, the Board may establish or provide for other adjustment items in the Award Agreement at the time the Award is granted or in such other document setting forth the Performance Goals at the time the Performance Goals are established. In addition, the Board retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of Performance Goals and to define the manner of calculating the Performance Criteria it selects to use for such Performance Period. Partial achievement of the specified criteria may result in the payment or vesting corresponding to the degree of achievement as specified in the Award Agreement or the written terms of a Performance Cash Award.

(xx) “Performance Period” means the period of time selected by the Board over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant’s right to vesting or exercise of an Award. Performance Periods may be of varying and overlapping duration, at the sole discretion of the Board.

(yy) “Plan” means this Panacea Acquisition Corp. 2021 Equity Incentive Plan, as it may be amended from time to time, which following the Effective Date shall be known as the Nuvation Bio Inc. 2021 Equity Incentive Plan.

(zz) “Plan Administrator” means the person, persons, and/or third-party administrator designated by the Company to administer the day to day operations of the Plan and the Company’s other equity incentive programs.

(aaa) “Post-Termination Exercise Period” means the period following termination of a Participant’s Continuous Service within which an Option or SAR is exercisable, as specified in Section 4(h).

(bbb) “Restricted Stock Award” or “RSA” means an Award of shares of Common Stock which is granted pursuant to the terms and conditions of Section 5(a).

(ccc) “Restricted Stock Award Agreement” means a written or electronic agreement between the Company and a holder of a Restricted Stock Award evidencing the terms and conditions of a Restricted Stock Award grant. The Restricted Stock Award Agreement includes the Grant Notice for the Restricted Stock Award and the agreement containing the written summary of the general terms and conditions applicable to the Restricted Stock Award and which is provided, including by electronic means, to a Participant along with the Grant Notice. Each Restricted Stock Award Agreement will be subject to the terms and conditions of the Plan.

(ddd) “RSU Award” or “RSU” means an Award of restricted stock units representing the right to receive an issuance of shares of Common Stock which is granted pursuant to the terms and conditions of Section 5(a).

(eee) “RSU Award Agreement” means a written or electronic agreement between the Company and a holder of a RSU Award evidencing the terms and conditions of a RSU Award. The RSU Award Agreement includes the Grant Notice for the RSU Award and the agreement containing the written summary of the general terms and conditions applicable to the RSU Award and which is provided, including by electronic means, to a Participant along with the Grant Notice. Each RSU Award Agreement will be subject to the terms and conditions of the Plan.

(fff) “Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

(ggg) “Rule 405” means Rule 405 promulgated under the Securities Act.

(hhh) “Section 409A” means Section 409A of the Code and the regulations and other guidance thereunder.

(iii) “Section 409A Change in Control” means a change in the ownership or effective control of the Company, or in the ownership of a substantial portion of the Company’s assets, as provided in Section 409A(a)(2)(A)(v) of the Code and Treasury Regulations Section 1.409A-3(i)(5) (without regard to any alternative definition thereunder).

(jjj) “Securities Act” means the Securities Act of 1933, as amended.

(kkk) “Share Reserve” means the number of shares available for issuance under the Plan as set forth in Section 2(a).

(lll) “Stock Appreciation Right” or “SAR” means a right to receive the appreciation on Common Stock that is granted pursuant to the terms and conditions of Section 4.

(mmm) “SAR Agreement” means a written or electronic agreement between the Company and a holder of a SAR evidencing the terms and conditions of a SAR grant. The SAR Agreement includes the Grant Notice for the SAR and the agreement containing the written summary of the general terms and conditions applicable to the SAR and which is provided, including by electronic means, to a Participant along with the Grant Notice. Each SAR Agreement will be subject to the terms and conditions of the Plan.

(nnn) “Subsidiary” means, with respect to the Company, (i) any corporation of which more than 50% of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation will have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, Owned by the Company, and (ii) any partnership, limited liability company or other entity in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than 50%.

(ooo) “Ten Percent Stockholder” means a person who Owns (or is deemed to Own pursuant to Section 424(d) of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any Affiliate.

(ppp) “Trading Policy” means the Company’s policy permitting certain individuals to sell Company shares only during certain “window” periods and/or otherwise restricts the ability of certain individuals to transfer or encumber Company shares, as in effect from time to time.

(qqq) “Unvested Non-Exempt Award” means the portion of any Non-Exempt Award that had not vested in accordance with its terms upon or prior to the date of any Corporate Transaction.

(rrr) “Vested Non-Exempt Award” means the portion of any Non-Exempt Award that had vested in accordance with its terms upon or prior to the date of a Corporate Transaction.

ANNEX E

PANACEA ACQUISITION CORP.

2021 EMPLOYEE STOCK PURCHASE PLAN

ADOPTED BY THE BOARD OF DIRECTORS: _____________, 2020

APPROVED BY THE STOCKHOLDERS: ______________, 2021

1. GENERAL; PURPOSE.

(a) The Plan provides a means by which Eligible Employees of the Company and certain Designated Companies may be given an opportunity to purchase shares of Common Stock. The Plan permits the Company to grant a series of Purchase Rights to Eligible Employees under an Employee Stock Purchase Plan. In addition, the Plan permits the Company to grant a series of Purchase Rights to Eligible Employees that do not meet the requirements of an Employee Stock Purchase Plan.

(b) The Plan includes two components: a 423 Component and a Non-423 Component. The Company intends (but makes no undertaking or representation to maintain) the 423 Component to qualify as an Employee Stock Purchase Plan. The provisions of the 423 Component, accordingly, will be construed in a manner that is consistent with the requirements of Section 423 of the Code. Except as otherwise provided in the Plan or determined by the Board, the Non-423 Component will operate and be administered in the same manner as the 423 Component.

(c) The Company, by means of the Plan, seeks to retain the services of Eligible Employees, to secure and retain the services of new Employees and to provide incentives for such persons to exert maximum efforts for the success of the Company and its Related Corporations.

2. ADMINISTRATION.

(a) The Board or the Committee will administer the Plan. References herein to the Board shall be deemed to refer to the Committee except where context dictates otherwise.

(b) The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine how and when Purchase Rights will be granted and the provisions of each Offering (which need not be identical).

(ii) To designate from time to time (A) which Related Corporations will be eligible to participate in the Plan as Designated 423 Corporations, (B) which Related Corporations or Affiliates will be eligible to participate in the Plan as Designated Non-423 Corporations, and (C) which Designated Companies will participate in each separate Offering (to the extent that the Company makes separate Offerings).

(iii) To construe and interpret the Plan and Purchase Rights, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan, in a manner and to the extent it deems necessary or expedient to make the Plan fully effective.

(iv) To settle all controversies regarding the Plan and Purchase Rights granted under the Plan.

(v) To suspend or terminate the Plan at any time as provided in Section 12.

(vi) To amend the Plan at any time as provided in Section 12.

(vii) Generally, to exercise such powers and to perform such acts as it deems necessary or expedient to promote the best interests of the Company and its Related Corporations and to carry out the intent that the Plan be treated as an Employee Stock Purchase Plan with respect to the 423 Component.

(viii) To adopt such rules, procedures and sub-plans as are necessary or appropriate to permit or facilitate participation in the Plan by Employees who are foreign nationals or employed or located outside the United States. Without limiting the generality of, and consistent with, the foregoing, the Board specifically is authorized to adopt rules, procedures, and sub-plans regarding, without limitation, eligibility to participate in the Plan, the definition of eligible “earnings,” handling and making of Contributions, establishment of bank or trust accounts to hold Contributions, payment of interest, conversion of local currency, obligations to pay payroll tax, determination of beneficiary designation requirements, withholding procedures and handling of share issuances, any of which may vary according to applicable requirements, and which, if applicable to a Designated Non-423 Corporation, do not have to comply with the requirements of Section 423 of the Code.

(c) The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board will thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. Further, to the extent not prohibited by Applicable Law, the Board or Committee may, from time to time, delegate some or all of its authority under the Plan to one or more officers of the Company or other persons or groups of persons as it deems necessary, appropriate or advisable under conditions or limitations that it may set at or after the time of the delegation. The Board may retain the authority to concurrently administer the Plan with the Committee and may, at any time, revest in the Board some or all of the powers previously delegated. Whether or not the Board has delegated administration of the Plan to a Committee, the Board will have the final power to determine all questions of policy and expediency that may arise in the administration of the Plan.

(d) All determinations, interpretations and constructions made by the Board in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.

3. SHARES OF COMMON STOCK SUBJECT TO THE PLAN.

(a) Subject to the provisions of Section 11(a) relating to Capitalization Adjustments, the maximum number of shares of Common Stock that may be issued under the Plan will not exceed _________ shares of Common Stock1, plus the number of shares of Common Stock that are automatically added on January 1st of each year for a period of ten years commencing on January 1, 2022 and ending on (and including) January 1, 2031, in an amount equal to the lesser of (i) 1% of the total number of shares of Capital Stock outstanding or issuable upon conversion or exercise of outstanding instruments on December 31st of the preceding calendar year, and (ii) ________ shares of Common Stock2. Notwithstanding the foregoing, the Board may act prior to the first day of any calendar year to provide that there will be no January 1st increase in the share reserve for such calendar year or that the increase in the share reserve for such calendar year will be a lesser number of shares of Common Stock than would otherwise occur pursuant to the preceding sentence. For the avoidance of doubt, up to the maximum number of shares of Common Stock reserved under this Section 3(a) may be used to satisfy purchases of Common Stock under the 423 Component and any remaining portion of such maximum number of shares may be used to satisfy purchases of Common Stock under the Non-423 Component.

(b) If any Purchase Right granted under the Plan terminates without having been exercised in full, the shares of Common Stock not purchased under such Purchase Right will again become available for issuance under the Plan.

[1]	See “Proposal No. 5 - The ESPP Proposal” for a full description of how the total share reserve will be calculated.
[2]	This number to be 200% of the total shares listed in connection with Footnote 1.

(c) The stock purchasable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market.

4. GRANT OF PURCHASE RIGHTS; OFFERING.

(a) The Board may from time to time grant or provide for the grant of Purchase Rights to Eligible Employees under an Offering (consisting of one or more Purchase Periods) on an Offering Date or Offering Dates selected by the Board. Each Offering will be in such form and will contain such terms and conditions as the Board will deem appropriate, and, with respect to the 423 Component, will comply with the requirement of Section 423(b)(5) of the Code that all Employees granted Purchase Rights will have the same rights and privileges. The terms and conditions of an Offering shall be incorporated by reference into the Plan and treated as part of the Plan. The provisions of separate Offerings need not be identical, but each Offering will include (through incorporation of the provisions of this Plan by reference in the document comprising the Offering or otherwise) the period during which the Offering will be effective, which period will not exceed 27 months beginning with the Offering Date, and the substance of the provisions contained in Sections 5 through 8, inclusive.

(b) If a Participant has more than one Purchase Right outstanding under the Plan, unless he or she otherwise indicates in forms delivered to the Company or a third party designated by the Company (each, a “Company Designee”): (i) each form will apply to all of his or her Purchase Rights under the Plan, and (ii) a Purchase Right with a lower exercise price (or an earlier-granted Purchase Right, if different Purchase Rights have identical exercise prices) will be exercised to the fullest possible extent before a Purchase Right with a higher exercise price (or a later-granted Purchase Right if different Purchase Rights have identical exercise prices) will be exercised.

(c) The Board will have the discretion to structure an Offering so that if the Fair Market Value of a share of Common Stock on the first Trading Day of a new Purchase Period within that Offering is less than or equal to the Fair Market Value of a share of Common Stock on the Offering Date for that Offering, then (i) that Offering will terminate immediately as of that first Trading Day, and (ii) the Participants in such terminated Offering will be automatically enrolled in a new Offering beginning on the first Trading Day of such new Purchase Period.

5. ELIGIBILITY.

(a) Purchase Rights may be granted only to Employees of the Company or, as the Board may designate in accordance with Section 2(b), to Employees of a Related Corporation or an Affiliate. Except as provided in Section 5(b) or as required by Applicable Law, an Employee will not be eligible to be granted Purchase Rights unless, on the Offering Date, the Employee has been in the employ of the Company or the Related Corporation or an Affiliate, as the case may be, for such continuous period preceding such Offering Date as the Board may require, but in no event will the required period of continuous employment be equal to or greater than two years. In addition, the Board may (unless prohibited by Applicable Law) provide that no Employee will be eligible to be granted Purchase Rights under the Plan unless, on the Offering Date, such Employee’s customary employment with the Company, the Related Corporation, or the Affiliate is more than 20 hours per week and more than five months per calendar year or such other criteria as the Board may determine consistent with Section 423 of the Code with respect to the 423 Component. The Board may also exclude from participation in the Plan or any Offering Employees who are “highly compensated employees” (within the meaning of Section 423(b)(4)(D) of the Code) of the Company or a Related Corporation or a subset of such highly compensated employees.

(b) The Board may provide that each person who, during the course of an Offering, first becomes an Eligible Employee will, on a date or dates specified in the Offering which coincides with the day on which such person becomes an Eligible Employee or which occurs thereafter, receive a Purchase Right under that Offering, which Purchase Right will thereafter be deemed to be a part of that Offering. Such Purchase Right will have the same characteristics as any Purchase Rights originally granted under that Offering, as described herein, except that:

(i) the date on which such Purchase Right is granted will be the “Offering Date” of such Purchase Right for all purposes, including determination of the exercise price of such Purchase Right;

(ii) the period of the Offering with respect to such Purchase Right will begin on its Offering Date and end coincident with the end of such Offering; and

(iii) the Board may provide that if such person first becomes an Eligible Employee within a specified period of time before the end of the Offering, he or she will not receive any Purchase Right under that Offering.

(c) No Employee will be eligible for the grant of any Purchase Rights under the 423 Component if, immediately after any such Purchase Rights are granted, such Employee owns stock possessing five percent or more of the total combined voting power or value of all classes of stock of the Company or of any Related Corporation. For purposes of this Section 5(c), the rules of Section 424(d) of the Code will apply in determining the stock ownership of any Employee, and stock which such Employee may purchase under all outstanding Purchase Rights and options will be treated as stock owned by such Employee.

(d) As specified by Section 423(b)(8) of the Code, an Eligible Employee may be granted Purchase Rights under the 423 Component only if such Purchase Rights, together with any other rights granted under all Employee Stock Purchase Plans of the Company and any Related Corporations, do not permit such Eligible Employee’s rights to purchase stock of the Company or any Related Corporation to accrue at a rate which, when aggregated, exceeds US $25,000 of Fair Market Value of such stock (determined at the time such rights are granted, and which, with respect to the Plan, will be determined as of their respective Offering Dates) for each calendar year in which such rights are outstanding at any time.

(e) Officers of the Company and any Designated Company, if they are otherwise Eligible Employees, will be eligible to participate in Offerings under the Plan. Notwithstanding the foregoing, the Board may (unless prohibited by Applicable Law) provide in an Offering that Employees who are highly compensated Employees within the meaning of Section 423(b)(4)(D) of the Code will not be eligible to participate.

(f) Notwithstanding anything in this Section 5 to the contrary, in the case of an Offering under the Non-423 Component, an Eligible Employee (or group of Eligible Employees) may be excluded from participation in the Plan or an Offering if the Board has determined, in its sole discretion, that participation of such Eligible Employee(s) is not advisable or practical for any reason.

6. PURCHASE RIGHTS; PURCHASE PRICE.

(a) On each Offering Date, each Eligible Employee, pursuant to an Offering made under the Plan, will be granted a Purchase Right to purchase up to that number of shares of Common Stock purchasable either with a percentage or with a maximum dollar amount, as designated by the Board, but in either case not exceeding 15% of such Employee’s earnings (as defined by the Board in each Offering) during the period that begins on the Offering Date (or such later date as the Board determines for a particular Offering) and ends on the date stated in the Offering, which date will be no later than the end of the Offering.

(b) The Board will establish one or more Purchase Dates during an Offering on which Purchase Rights granted for that Offering will be exercised and shares of Common Stock will be purchased in accordance with such Offering.

(c) In connection with each Offering made under the Plan, the Board may specify (i) a maximum number of shares of Common Stock that may be purchased by any Participant on any Purchase Date during such Offering, (ii) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants pursuant to such Offering and/or (iii) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants on any Purchase Date under the Offering. If the aggregate purchase of shares of Common Stock issuable upon exercise of Purchase Rights granted under the Offering would exceed any such maximum aggregate number, then, in the absence of any Board action otherwise, a pro rata (based on each Participant’s accumulated Contributions) allocation of the shares of Common Stock (rounded down to the nearest whole share) available will be made in as nearly a uniform manner as will be practicable and equitable.

(d) The purchase price of shares of Common Stock acquired pursuant to Purchase Rights will be specified by Board prior to the commencement of an Offering and will not be less than the lesser of:

(i) an amount equal to 85% of the Fair Market Value of the shares of Common Stock on the Offering Date; or

(ii) an amount equal to 85% of the Fair Market Value of the shares of Common Stock on the applicable Purchase Date.

7. PARTICIPATION; WITHDRAWAL; TERMINATION.

(a) An Eligible Employee may elect to participate in an Offering and authorize payroll deductions as the means of making Contributions by completing and delivering to the Company or a Company Designee, within the time specified for the Offering, an enrollment form provided by the Company or Company Designee. The enrollment form will specify the amount of Contributions not to exceed the maximum amount specified by the Board. Each Participant’s Contributions will be credited to a bookkeeping account for such Participant under the Plan and will be deposited with the general funds of the Company except where Applicable Law requires that Contributions be deposited with a third party. If permitted in the Offering, a Participant may begin such Contributions with the first payroll occurring on or after the Offering Date (or, in the case of a payroll date that occurs after the end of the prior Offering but before the Offering Date of the next new Offering, Contributions from such payroll will be included in the new Offering). If permitted in the Offering, a Participant may thereafter reduce (including to zero) or increase his or her Contributions. If required under Applicable Law or if specifically provided in the Offering and to extent permitted by Section 423 of the Code with respect to the 423 Component, in addition to or instead of making Contributions by payroll deductions, a Participant may make Contributions through payment by cash, check or wire transfer prior to a Purchase Date.

(b) During an Offering, a Participant may cease making Contributions and withdraw from the Offering by delivering to the Company or a Company Designee a withdrawal form provided by the Company. The Company may impose a deadline before a Purchase Date for withdrawing. Upon such withdrawal, such Participant’s Purchase Right in that Offering will immediately terminate and the Company will distribute as soon as practicable to such Participant all of his or her accumulated but unused Contributions and such Participant’s Purchase Right in that Offering shall thereupon terminate. A Participant’s withdrawal from that Offering will have no effect upon his or her eligibility to participate in any other Offerings under the Plan, but such Participant will be required to deliver a new enrollment form to participate in subsequent Offerings.

(c) Unless otherwise required by Applicable Law, Purchase Rights granted pursuant to any Offering under the Plan will terminate immediately if the Participant either (i) is no longer an Employee for any reason or for no reason (subject to any post-employment participation period required by Applicable Law) or (ii) is otherwise no longer eligible to participate. The Company will distribute as soon as practicable to such individual all of his or her accumulated but unused Contributions.

(d) Unless otherwise determined by the Board, a Participant whose employment transfers or whose employment terminates with an immediate rehire (with no break in service) by or between the Company and a Designated Company or between Designated Companies will not be treated as having terminated employment for purposes of participating in the Plan or an Offering; however, if a Participant transfers from an Offering under the 423 Component to an Offering under the Non-423 Component, the exercise of the Participant’s Purchase Right will be qualified under the 423 Component only to the extent such exercise complies with Section 423 of the Code. If a Participant transfers from an Offering under the Non-423 Component to an Offering under the 423 Component, the exercise of the Purchase Right will remain non-qualified under the Non-423 Component. The Board may establish different and additional rules governing transfers between separate Offerings within the 423 Component and between Offerings under the 423 Component and Offerings under the Non-423 Component.

(e) During a Participant’s lifetime, Purchase Rights will be exercisable only by such Participant. Purchase Rights are not transferable by a Participant, except by will, by the laws of descent and distribution, or, if permitted by the Company, by a beneficiary designation as described in Section 10.

(f) Unless otherwise specified in the Offering or as required by Applicable Law, the Company will have no obligation to pay interest on Contributions.

8. EXERCISE OF PURCHASE RIGHTS.

(a) On each Purchase Date, each Participant’s accumulated Contributions will be applied to the purchase of shares of Common Stock, up to the maximum number of shares of Common Stock permitted by the Plan and the applicable Offering, at the purchase price specified in the Offering. No fractional shares will be issued unless specifically provided for in the Offering.

(b) Unless otherwise provided in the Offering, if any amount of accumulated Contributions remains in a Participant’s account after the purchase of shares of Common Stock on the final Purchase Date of an Offering, then such remaining amount will not roll over to the next Offering and will instead be distributed in full to such Participant after the final Purchase Date of such Offering without interest (unless otherwise required by Applicable Law).

(c) No Purchase Rights may be exercised to any extent unless the shares of Common Stock to be issued upon such exercise under the Plan are covered by an effective registration statement pursuant to the Securities Act and the Plan is in material compliance with all applicable U.S. federal and state, foreign and other securities, exchange control and other laws applicable to the Plan. If on a Purchase Date the shares of Common Stock are not so registered or the Plan is not in such compliance, no Purchase Rights will be exercised on such Purchase Date, and, subject to Section 423 of the Code with respect to the 423 Component, the Purchase Date will be delayed until the shares of Common Stock are subject to such an effective registration statement and the Plan is in material compliance, except that the Purchase Date will in no event be more than 27 months from the Offering Date. If, on the Purchase Date, as delayed to the maximum extent permissible, the shares of Common Stock are not registered and the Plan is not in material compliance with all Applicable Laws, as determined by the Company in its sole discretion, no Purchase Rights will be exercised and all accumulated but unused Contributions will be distributed to the Participants without interest (unless the payment of interest is otherwise required by Applicable Law).

9. COVENANTS OF THE COMPANY.

The Company will seek to obtain from each U.S. federal or state, foreign or other regulatory commission, agency or other Governmental Body having jurisdiction over the Plan such authority as may be required to grant Purchase Rights and issue and sell shares of Common Stock thereunder unless the Company determines, in its sole discretion, that doing so is not practical or would cause the Company to incur costs that are unreasonable. If, after commercially reasonable efforts, the Company is unable to obtain the authority that counsel for the Company deems necessary for the grant of Purchase Rights or the lawful issuance and sale of Common Stock under the Plan, and at a commercially reasonable cost, the Company will be relieved from any liability for failure to grant Purchase Rights and/or to issue and sell Common Stock upon exercise of such Purchase Rights.

10. DESIGNATION OF BENEFICIARY.

(a) The Company may, but is not obligated to, permit a Participant to submit a form designating a beneficiary who will receive any shares of Common Stock and/or Contributions from the Participant’s account under the Plan if the Participant dies before such shares and/or Contributions are delivered to the Participant. The Company may, but is not obligated to, permit the Participant to change such designation of beneficiary. Any such designation and/or change must be on a form approved by the Company.

(b) If a Participant dies, and in the absence of a valid beneficiary designation, the Company will deliver any shares of Common Stock and/or Contributions to the executor or administrator of the estate of the Participant. If no executor or administrator has been appointed (to the knowledge of the Company), the Company, in its sole discretion, may deliver such shares of Common Stock and/or Contributions, without interest (unless the payment of interest is otherwise required by Applicable Law), to the Participant’s spouse, dependents or relatives, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

11. ADJUSTMENTS UPON CHANGES IN COMMON STOCK; CORPORATE TRANSACTIONS.

(a) In the event of a Capitalization Adjustment, the Board will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 3(a), (ii) the class(es) and maximum number of securities by which the share reserve is to increase automatically each year pursuant to Section 3(a), (iii) the class(es) and number of securities subject to, and the purchase price applicable to outstanding Offerings and Purchase Rights, and (iv) the class(es) and number of securities that are the subject of the purchase limits under each ongoing Offering. The Board will make these adjustments, and its determination will be final, binding and conclusive.

(b) In the event of a Corporate Transaction, then: (i) any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) may assume or continue outstanding Purchase Rights or may substitute similar rights (including a right to acquire the same consideration paid to the stockholders in the Corporate Transaction) for outstanding Purchase Rights, or (ii) if any surviving or acquiring corporation (or its parent company) does not assume or continue such Purchase Rights or does not substitute similar rights for such Purchase Rights, then the Participants’ accumulated Contributions will be used to purchase shares of Common Stock (rounded down to the nearest whole share) within ten business days (or such other period specified by the Board) prior to the Corporate Transaction under the outstanding Purchase Rights, and the Purchase Rights will terminate immediately after such purchase.

12. AMENDMENT, TERMINATION OR SUSPENSION OF THE PLAN.

(a) The Board may amend the Plan at any time in any respect the Board deems necessary or advisable. However, except as provided in Section 11(a) relating to Capitalization Adjustments, stockholder approval will be required for any amendment of the Plan for which stockholder approval is required by Applicable Law.

(b) The Board may suspend or terminate the Plan at any time. No Purchase Rights may be granted under the Plan while the Plan is suspended or after it is terminated.

Any benefits, privileges, entitlements and obligations under any outstanding Purchase Rights granted before an amendment, suspension or termination of the Plan will not be materially impaired by any such amendment, suspension or termination except (i) with the consent of the person to whom such Purchase Rights were granted, (ii) as necessary to facilitate compliance with any laws, listing requirements, or governmental regulations (including, without limitation, the provisions of Section 423 of the Code and the regulations and other interpretive guidance issued thereunder relating to Employee Stock Purchase Plans) including without limitation any such regulations or other guidance that may be issued or amended after the date the Plan is adopted by the Board, or (iii) as necessary to obtain or maintain favorable tax, listing, or regulatory treatment. To be clear, the Board may amend outstanding Purchase Rights without a Participant’s consent if such amendment is necessary to ensure that the Purchase Right and/or the Plan complies with the requirements of Section 423 of the Code with respect to the 423 Component or with respect to other Applicable Laws. Notwithstanding anything in the Plan or any Offering Document to the contrary, the Board will be entitled to: (i) establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars; (ii) permit Contributions in excess of the amount designated by a Participant in order to adjust for mistakes in the Company’s processing of properly completed Contribution elections; (iii) establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with amounts withheld from the Participant’s Contributions; (iv) amend any outstanding Purchase Rights or clarify any ambiguities regarding the terms of any Offering to enable the Purchase Rights to qualify under and/or comply with Section 423 of the Code with respect to the 423 Component; and (v) establish other limitations or procedures as the Board determines in its sole discretion advisable that are consistent with the Plan. The actions of the Board pursuant to this paragraph will not be considered to alter or impair any Purchase Rights granted under an Offering as they are part of the initial terms of each Offering and the Purchase Rights granted under each Offering.

13. TAX QUALIFICATION; TAX WITHHOLDING.

(a) Although the Company may endeavor to (i) qualify a Purchase Right for special tax treatment under the laws of the United States or jurisdictions outside of the United States or (ii) avoid adverse tax treatment, the Company makes no representation to that effect and expressly disavows any covenant to maintain special or to avoid unfavorable tax treatment, notwithstanding anything to the contrary in this Plan. The Company will be unconstrained in its corporate activities without regard to the potential negative tax impact on Participants.

(b) Each Participant will make arrangements, satisfactory to the Company and any applicable Related Corporation, to enable the Company or the Related Corporation to fulfill any withholding obligation for Tax-Related Items. Without limitation to the foregoing, in the Company’s sole discretion and subject to Applicable Law, such withholding obligation may be satisfied in whole or in part by (i) withholding from the Participant’s salary or any other cash payment due to the Participant from the Company or a Related Corporation; (ii) withholding from the proceeds of the sale of shares of Common Stock acquired under the Plan, either through a voluntary sale or a mandatory sale arranged by the Company; or (iii) any other method deemed acceptable by the Board. The Company shall not be required to issue any shares of Common Stock under the Plan until such obligations are satisfied.

(c) The 423 Component is exempt from the application of Section 409A of the Code, and any ambiguities herein shall be interpreted to so be exempt from Section 409A of the Code. The Non-423 Component is intended to be exempt from the application of Section 409A of the Code under the short-term deferral exception and any ambiguities shall be construed and interpreted in accordance with such intent. In furtherance of the foregoing and notwithstanding any provision in the Plan to the contrary, if the Committee determines that an option granted under the Plan may be subject to Section 409A of the Code or that any provision in the Plan would cause an option under the Plan to be subject to Section 409A, the Committee may amend the terms of the Plan and/or of an outstanding option granted under the Plan, or take such other action the Committee determines is necessary or appropriate, in each case, without the participant’s consent, to exempt any outstanding option or future option that may be granted under the Plan from or to allow any such options to comply with Section 409A of the Code, but only to the extent any such amendments or action by the Committee would not violate Section 409A of the Code. Notwithstanding the foregoing, the Company shall have no liability to a participant or any other party if the option under the Plan that is intended to be exempt from or compliant with Section 409A of the Code is not so exempt or compliant or for any action taken by the Committee with respect thereto.

14. EFFECTIVE DATE OF PLAN.

The Plan will become effective immediately prior to and contingent upon the Effective Date. No Purchase Rights will be exercised unless and until the Plan has been approved by the stockholders of the Company, which approval must be within 12 months before or after the date the Plan is adopted (or if required under Section 12(a) above, materially amended) by the Board.

15. MISCELLANEOUS PROVISIONS.

(a) Proceeds from the sale of shares of Common Stock pursuant to Purchase Rights will constitute general funds of the Company.

(b) A Participant will not be deemed to be the holder of, or to have any of the rights of a holder with respect to, shares of Common Stock subject to Purchase Rights unless and until the Participant’s shares of Common Stock acquired upon exercise of Purchase Rights are recorded in the books of the Company (or its transfer agent).

(c) The Plan and Offering do not constitute an employment contract. Nothing in the Plan or in the Offering will in any way alter the at will nature of a Participant’s employment or amend a Participant’s employment contract, if applicable, or be deemed to create in any way whatsoever any obligation on the part of any Participant to continue in the employ of the Company or a Related Corporation or an Affiliate, or on the part of the Company, a Related Corporation or an Affiliate to continue the employment of a Participant.

(d) The provisions of the Plan will be governed by the laws of the State of Delaware without resort to that state’s conflicts of laws rules.

(e) If any particular provision of the Plan is found to be invalid or otherwise unenforceable, such provision will not affect the other provisions of the Plan, but the Plan will be construed in all respects as if such invalid provision were omitted.

(f) If any provision of the Plan does not comply with Applicable Law, such provision shall be construed in such a manner as to comply with Applicable Law.

16. DEFINITIONS.

As used in the Plan, the following definitions will apply to the capitalized terms indicated below:

(a) “423 Component” means the part of the Plan, which excludes the Non-423 Component, pursuant to which Purchase Rights that satisfy the requirements for an Employee Stock Purchase Plan may be granted to Eligible Employees.

(b) “Affiliate” means any entity, other than a Related Corporation, whether now or subsequently established, which is at the time of determination, a “parent” or “subsidiary” of the Company as such terms are defined in Rule 405 promulgated under the Securities Act. The Board may determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.

(c) “Applicable Law” means shall mean the Code and any applicable securities, federal, state, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, listing rule, regulation, judicial decision, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of the NASDAQ Stock Market, the New York Stock Exchange or the Financial Industry Regulatory Authority).

(d) “Board” means the board of directors of the Company.

(e) “Capital Stock” means the shares of the Company’s Class A common stock and the shares of the Company’s Class B common stock.

(f) “Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Purchase Right after the date the Plan is adopted by the Board without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other similar equity restructuring transaction, as that term is used in Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.

(g) “Code” means the U.S. Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(h) “Committee” means a committee of one or more members of the Board to whom authority has been delegated by the Board in accordance with Section 2(c).

(i) “Common Stock” means the Class A common stock of the Company.

(j) “Company” means Panacea Acquisition Corp., a Delaware corporation, which following the Effective Date will be known as Nuvation Bio Inc.

(k) “Contributions” means the payroll deductions and other additional payments specifically provided for in the Offering that a Participant contributes to fund the exercise of a Purchase Right. A Participant may make additional payments into his or her account if specifically provided for in the Offering, and then only if the Participant has not already had the maximum permitted amount withheld during the Offering through payroll deductions and, with respect to the 423 Component, to the extent permitted by Section 423 of the Code.

(l) “Corporate Transaction” means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) a sale or other disposition of all or substantially all, as determined by the Board in its sole discretion, of the consolidated assets of the Company and its subsidiaries;

(ii) a sale or other disposition of more than 50% of the outstanding securities of the Company;

(iii) a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

(iv) a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

(m) “Designated 423 Corporation” means any Related Corporation selected by the Board to participate in the 423 Component.

(n) “Designated Company” means any Designated Non-423 Corporation or Designated 423 Corporation, provided, however, that at any given time, a Related Corporation participating in the 423 Component shall not be a Related Corporation participating in the Non-423 Component.

(o) “Designated Non-423 Corporation” means any Related Corporation or Affiliate selected by the Board to participate in the Non-423 Component.

(p) “Director” means a member of the Board.

(q) “Effective Date” means the effective date of this Plan, which is the date of the closing of the transactions contemplated by the Agreement and Plan of Merger by and among Panacea Acquisition Corp., Panacea Merger Subsidiary Corp. and Nuvation Bio Inc., dated as of October 20, 2020, provided that this Plan is approved by the Company’s stockholders prior to such date.

(r) “Eligible Employee” means an Employee who meets the requirements set forth in the document(s) governing the Offering for eligibility to participate in the Offering, provided that such Employee also meets the requirements for eligibility to participate set forth in the Plan.

(s) “Employee” means any person, including an Officer or Director, who is “employed” for purposes of Section 423(b)(4) of the Code by the Company or a Related Corporation, or solely with respect to the Non-423 Component, an Affiliate. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an “Employee” for purposes of the Plan.

(t) “Employee Stock Purchase Plan” means a plan that grants Purchase Rights intended to be options issued under an “employee stock purchase plan,” as that term is defined in Section 423(b) of the Code.

(u) “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder.

(v) “Fair Market Value” means, as of any date, the value of the Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value of a share of Common Stock will be the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in such source as the Board deems reliable. Unless otherwise provided by the Board, if there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing sales price on the last preceding date for which such quotation exists.

(ii) In the absence of such markets for the Common Stock, the Fair Market Value will be determined by the Board in good faith in compliance with Applicable Laws and regulations and, to the extent applicable as determined in the sole discretion of the Board, in a manner that complies with Sections 409A of the Code

(w) “Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or regulatory body, or quasi-governmental body of any nature (including any governmental division, department, administrative agency or bureau, commission, authority, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or entity and any court or other tribunal, and for the avoidance of doubt, any tax authority) or other body exercising similar powers or authority; or (d) self-regulatory organization (including the NASDAQ Stock Market, the New York Stock Exchange and the Financial Industry Regulatory Authority).

(x) “Non-423 Component” means the part of the Plan, which excludes the 423 Component, pursuant to which Purchase Rights that are not intended to satisfy the requirements for an Employee Stock Purchase Plan may be granted to Eligible Employees.

(y) “Offering” means the grant to Eligible Employees of Purchase Rights, with the exercise of those Purchase Rights automatically occurring at the end of one or more Purchase Periods. The terms and conditions of an Offering will generally be set forth in the “Offering Document” approved by the Board for that Offering.

(z) “Offering Date” means a date selected by the Board for an Offering to commence.

(aa) “Officer” means a person who is an officer of the Company or a Related Corporation within the meaning of Section 16 of the Exchange Act.

(bb) “Participant” means an Eligible Employee who holds an outstanding Purchase Right.

(cc) “Plan” means this Panacea Acquisition Corp. 2021 Employee Stock Purchase Plan, as amended from time to time, including both the 423 Component and the Non-423 Component, which following the Effective Date shall be known as the Nuvation Bio Inc. 2021 Employee Stock Purchase Plan.

(dd) “Purchase Date” means one or more dates during an Offering selected by the Board on which Purchase Rights will be exercised and on which purchases of shares of Common Stock will be carried out in accordance with such Offering.

(ee) “Purchase Period” means a period of time specified within an Offering, generally beginning on the Offering Date or on the first Trading Day following a Purchase Date, and ending on a Purchase Date. An Offering may consist of one or more Purchase Periods.

(ff) “Purchase Right” means an option to purchase shares of Common Stock granted pursuant to the Plan.

(gg) “Related Corporation” means any “parent corporation” or “subsidiary corporation” of the Company whether now or subsequently established, as those terms are defined in Sections 424(e) and (f), respectively, of the Code.

(hh) “Securities Act” means the U.S. Securities Act of 1933, as amended.

(ii) “Tax-Related Items” means any income tax, social insurance, payroll tax, fringe benefit tax, payment on account or other tax-related items arising out of or in relation to a Participant’s participation in the Plan, including, but not limited to, the exercise of a Purchase Right and the receipt of shares of Common Stock or the sale or other disposition of shares of Common Stock acquired under the Plan.

(jj) “Trading Day” means any day on which the exchange(s) or market(s) on which shares of Common Stock are listed, including but not limited to the New York Stock Exchange, Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market or any successors thereto, is open for trading.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Section 145 of the DGCL provides, generally, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation may similarly indemnify such person for expenses actually and reasonably incurred by such person in connection with the defense or settlement of any action or suit by or in the right of the corporation; provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of claims, issues and matters as to which such person shall have been adjudged liable to the corporation; provided that a court shall have determined, upon application, that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

Panacea’s amended and restated certificate of incorporation provides that the company’s officers and directors will be indemnified by Panacea to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended. In addition, Panacea’s amended and restated certificate of incorporation provides that the company’s directors will not be personally liable for monetary damages to Panacea or to Panacea stockholders for breaches of their fiduciary duty as directors, except to the extent such exemption from liability or limitation thereof is not permitted by the DGCL.

Panacea has entered into agreements with officers and directors of the company to provide contractual indemnification in addition to the indemnification provided for in the amended and restated certificate of incorporation. Panacea’s bylaws also permit the company to maintain insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit such indemnification. Panacea will obtain a policy of directors’ and officers’ liability insurance that insures officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures Panacea against obligations the company may have to indemnify any of its officers and directors.

A stockholder’s investment may be adversely affected to the extent Panacea pays the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.

Panacea believes that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, Panacea has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In accordance with Section 102(b)(7) of the DGCL, Panacea’s charter provides that a director will not be personally liable to Panacea or Panacea’s stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to Panacea or Panacea’s stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision became effective. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care.

Panacea’s charter provides that Panacea will indemnify its present and former directors and officers to the maximum extent permitted by the DGCL and that such indemnification will not be exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw provision, agreement, vote of stockholders or disinterested directors or otherwise.

Panacea has entered into indemnification agreements with each of its current directors and executive officers. These agreements require Panacea to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to Panacea, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Panacea also intends to enter into indemnification agreements with future directors and executive officers.

Item 21.	Exhibits and Financial Statement Schedules

Exhibit Number	Description	Schedule/ Form	File No.	Exhibit	Filing Date

1.1	Business Combination Marketing Agreement, dated June 30, 2020, between the Panacea and Cowen and Company, LLC.	8-K	001-39351	1.2	July 6, 2020

2.1+	Agreement and Plan of Merger, dated October 20, 2020 (included as Annex A to this proxy statement/prospectus).

3.1	Amended and Restated Certificate of Incorporation of Panacea, filed with the Secretary of State of the State of Delaware on June 30, 2020.	8-K	001-39351	3.1	July 6, 2020

3.2	Bylaws of Panacea.	S-1	333-239138	3.3	June 12, 2020

3.3	Form of New Nuvation Bio Amended and Restated Certificate of Incorporation (included as Annex B to this proxy statement/prospectus).

3.4	Form of New Nuvation Bio Amended and Restated Bylaws (included as Annex C to this proxy statement/prospectus).

4.1	Specimen Unit Certificate of Panacea.	S-1/A	333-239138	4.1	June 23, 2020

4.2	Specimen Class A Common Stock Certificate of Panacea.	S-1/A	333-239138	4.2	June 23, 2020

4.3	Specimen Warrant Certificate of Panacea (included in Exhibit 4.4).	S-1/A	333-239138	4.3	June 23, 2020

4.4*	Specimen Class A Common Stock Certificate of New Nuvation Bio.

Exhibit Number	Description	Schedule/ Form	File No.	Exhibit	Filing Date

4.5	Warrant Agreement, dated June 30, 2020, between Continental Stock Transfer & Trust Company and the Company.	S-1/A	333-239138	4.4	June 23, 2020

5.1*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.

10.1	Letter Agreement, dated June 30, 2020, by and among the Panacea, EcoR1 Panacea Holdings, LLC, Cowen Investments, and the Panacea’s officers and directors.	8-K	001-39351	10.1	July 6, 2020

10.2	Investment Management Trust Agreement, dated June 30, 2020, between the Panacea and Continental Stock Transfer & Trust Company, as trustee.	8-K	001-39351	10.2	July 6, 2020

10.3	Registration Rights Agreement, dated June 30, 2020, by and among the Panacea, EcoR1 Panacea Holdings, LLC, Cowen Investments and certain security holders party thereto.	8-K	001-39351	10.3	July 6, 2020

10.4	Administrative Services Agreement, dated June 30, 2020, between the Panacea and EcoR1 Capital, LLC.	8-K	001-39351	10.4	July 6, 2020

10.5	Private Placement Units Purchase Agreement, dated June 30, 2020, by and between the Panacea and EcoR1 Panacea Holdings, LLC.	8-K	001-39351	10.5	July 6, 2020

10.6	Private Placement Units Purchase Agreement, dated June 30, 2020, by and between the Panacea and Cowen Investments.	8-K	001-39351	10.6	July 6, 2020

10.7	Forward Purchase Agreement, dated June 30, 2020, between the Panacea, EcoR1 Panacea Holdings, LLC, EcoR1 Capital Fund, L.P., EcoR1 Capital Fund Qualified, L.P. and EcoR1 Venture Opportunity Fund, L.P.	8-K	001-39351	10.7	July 6, 2020

10.8	Form of Indemnity Agreement.	S-1/A	333-239138	10.10	June 23, 2020

10.9	Promissory Note, dated May 15, 2020, issued to EcoR1 Panacea Holdings, LLC.	S-1	333-239138	10.1	June 12, 2020

Exhibit Number	Description	Schedule/ Form	File No.	Exhibit	Filing Date

10.10†	Collaboration Agreement by and among the Company, RePharmation Limited and Sparcbio LLC dated as of January 21, 2019.

10.11#	Offer Letter for Chief Financial Officer, dated October 6, 2020, by and between the Company and Jennifer Fox.

10.12*#	Nuvation Bio Inc. Change In Control and Severance Plan

10.13#	Nuvation Bio Inc. 2019 Equity Incentive Plan, as amended.	S-4	333-250036	10.13	November 12, 2020

10.14#	Forms of Option Grant Notice and Option Agreement under 2019 Equity Incentive Plan.	S-4	333-250036	10.14	November 12, 2020

10.15#	Nuvation Bio Inc. 2021 Equity Incentive Plan (included as Annex D to this proxy statement/prospectus).

10.16#	Nuvation Bio Inc. 2021 Employee Stock Purchase Plan (included as Annex E to this proxy statement/prospectus).

10.17	Agreement of Lease by and between Zapco 1500 Investment, L.P., and the Company, dated June 30, 2019.

10.18	Standard Industrial/Commercial Multi-Tenant Lease-Gross by and between 585 Howard Street Partners and the Company, dated June 7, 2019, as amended.	S-4	333-250036	10.19	November 12, 2020

10.19†	Asset Acquisition Agreement by and between RePharmation Inc., GIRAFPHARMA LLC and David Hung, dated January 21, 2019.

10.20	Stock Restriction Agreement by and between the Company and David Hung, dated June 17, 2019.	S-4	333-250036	10.21	November 12, 2020

14.1	Code of Business Conduct and Ethics.	S-1/A	333-239138	14	June 23, 2020

23.1	Consent of WithumSmith+Brown, PC, independent registered public accounting firm of Panacea.

23.2	Consent of KPMG LLP, independent registered public accountants of Nuvation Bio.

Exhibit Number	Description	Schedule/ Form	File No.	Exhibit	Filing Date

23.3*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1 hereto).

24.1	Power of Attorney.	S-4	333-250036	24.1	November 12, 2020

99.1*	Form of Proxy Card to be used by Panacea Acquisition Corp.

99.2	Consent of Robert B. Bazemore Jr. to be named as a director.

99.3	Consent of Kim Blickenstaff to be named as a director.

99.4	Consent of Michelle Doig to be named as a director.

99.5	Consent of Kathryn E. Falberg to be named as a director.

99.6	Consent of David Hung, M.D. to be named as a director.

99.7	Consent of W. Anthony Vernon to be named as a director.

99.8	Consent of Daniel G. Welch to be named as a director.

101.INS	XBRL Instance Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

†	Certain portions of this exhibit will be omitted because they are not material and would likely cause competitive harm to the registrant if disclosed.
*	To be filed by amendment.
#	Indicates management contract or compensatory plan or arrangement.
+

Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601. The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

Item 22.	Undertakings

The undersigned registrant hereby undertakes:

A.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

B.

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

D.

That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

E.

That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

F.

That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

G.

That every prospectus (i) that is filed pursuant to paragraph (F) immediately preceding or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

H.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

I.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

J.

To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, California, on December 18, 2020.

PANACEA ACQUISITION CORP.

By:	/S/ OLEG NODELMAN
Name:	Oleg Nodelman
Title:	Chief Executive Officer and Chairman

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to Registration Statement has been signed below by the following persons in the capacities indicated:

Signature	Title	Date

/S/ OLEG NODELMAN Oleg Nodelman	Chief Executive Officer and Chairman (Principal Executive Officer)	December 18, 2020

/S/ SCOTT PERLEN Scott Perlen	Chief Financial Officer (Principal Financial and Accounting Officer)	December 18, 2020

* Sarah Marriott	Director	December 18, 2020

* Daniel Bradbury	Director	December 18, 2020

* Graham Cooper	Director	December 18, 2020

* Faheem Hasnain	Director	December 18, 2020

* Shalini Sharp	Director	December 18, 2020

*By:	/S/ SCOTT PERLEN
Scott Perlen Attorney-in-Fact